17

08000391

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Zincore Metals Inc.

*CURRENT ADDRESS Suite 1650
701 West Georgia Street
P.O. Box 10102
Vancouver BC V7Y 1C6
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 28 2008
THOMSON FINANCIAL

FILE NO. 82- 35754 FISCAL YEAR 3

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

2G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
2G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 1/23/08

FORM 51-102F3

Material Change Report

ITEM 1. REPORTING ISSUER

ZINCORE METALS INC. (the "Issuer")
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia, V7Y 1C6

ITEM 2. DATE OF MATERIAL CHANGE

July 10, 2007.

ITEM 3. PRESS RELEASE

Issued July 10, 2007 and distributed through the facilities of CCN Matthews.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Issuer ("Zincore"), announces the appointment of Gregory McCunn to the position of Vice President Project Development, effective immediately. Mr. McCunn has 15 years experience in design, construction, operations, project development and corporate development in the mining sector, having worked for Teck Cominco, Placer Dome and most recently as Senior Project Engineer responsible for project development, engineering and corporate development services to a group of nine publicly traded companies managed by Hunter Dickinson.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6. RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable. This report is not being filed on a confidential basis

ITEM 7. OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8. EXECUTIVE OFFICER

Contact: Greg Martin, Vice President and Chief Financial Officer

Telephone: (604) 669 6611

DATED at Vancouver, B.C., this 10th day of July 2007.

ZINCORE METALS INC.

PRESS RELEASE

ZINCORE APPOINTS VICE PRESIDENT PROJECT DEVELOPMENT

July 10, 2007

Vancouver, B.C.- **Zincore Metals Inc.** (ZNC-TSX) ("Zincore" or "the Company") announces the appointment of Gregory McCunn to the position of Vice President Project Development, effective immediately. Mr. McCunn has 15 years experience in design, construction, operations, project development and corporate development in the mining sector, having worked for Teck Cominco, Placer Dome and most recently as Senior Project Engineer responsible for project development, engineering and corporate development services to a group of nine publicly traded companies managed by Hunter Dickinson.

Greg will oversee the technical aspects of Zincore's advanced Accha-Yanque project as the Company completes 30,000 metres of drilling and engineering work to enable the completion of a pre-feasibility study.

Zincore's President and CEO Timo Jauristo said, "We welcome a person of Greg's calibre to Zincore. Greg's appointment reflects the fact that Zincore is moving rapidly through its exploration program and towards increasing emphasis on technical and development work. His extensive experience in project engineering, mine development and corporate development will benefit the Company as we complete the pre-feasibility study at Accha-Yanque and evaluate other opportunities to grow the Company."

Mr. McCunn has a Bachelor of Applied Science in Metals and Materials Engineering from the University of British Columbia, as well as an Executive Masters in Business Administration from Simon Fraser University. He is a member of the Association of Professional Engineers and Geoscientists of BC and the Canadian Institute of Mining, Metallurgy and Petroleum.

Mr. Paul Schmidt, who has been Manager, Pre-feasibility Study since the inception of Zincore, will continue to be actively involved with the Company on a consulting basis providing metallurgical expertise and expert advice. The Company thanks Paul for his leadership on the project and the professionalism he brought to the role.

About Zincore

Zincore's strategy is to become a leading, low-cost zinc producer with the immediate objective of advancing its 100% owned Accha-Yanque property toward a development decision through a disciplined process of exploration, drilling and resource definition, and technical studies. Zincore holds a portfolio of other zinc exploration properties in southern Peru and intends to pursue additional zinc opportunities elsewhere in Latin America and China.

Forward-looking Statements

Statements in this release that are forward looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Annual Information Form of Zincore dated March 26, 2007 which is filed with Canadian securities regulatory authorities and available on SEDAR (www.sedar.com). Such information contained herein represents management's best judgment as of the date hereof based on information currently available. Zincore does not assume the obligation to update any forward-looking statements.

For more information please contact:

Zincore Metals Inc.
Meghan Brown, Manager Investor Relations
or
Greg Martin, Vice President and CFO
(604) 669-6611
investorrelations@zincoremetals.com

FORM 51-102F3

Material Change Report

ITEM 1. REPORTING ISSUER

ZINCORE METALS INC. (the "Issuer")
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia, V7Y 1C6

ITEM 2. DATE OF MATERIAL CHANGE

May 10, 2007.

ITEM 3. PRESS RELEASE

Issued May 10, 2007 and distributed through the facilities of CCN Matthews.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Issuer ("Zincore"), announces results from the 13 most recent holes drilled at its 100%-owned Accha deposit in Peru. Drilling continues to extend mineralization along strike to the west of the historical mineral resources and infill areas within the high-grade historical mineral resources. Eight of the most recent holes were exploration holes outside of the historical mineral resource areas and five were definition holes within or below the historical mineral resource areas.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6. RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable. This report is not being filed on a confidential basis

ITEM 7. OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8. EXECUTIVE OFFICER

Contact: Greg Martin, Vice President and Chief Financial Officer

Telephone: (604) 669 6611

DATED at Vancouver, B.C., this 10th day of May 2007.

ZINCORE METALS INC.

PRESS RELEASE

ZINCORE DRILLS 64 METRES GRADING 9.7% ZINC AT ACCHA AND INITIATES EXPLORATION AT YANQUE

May 10, 2007

Vancouver, B.C. – **Zincore Metals Inc. (ZNC-TSX)** ("Zincore" or "the Company") announces results from the 13 most recent holes drilled at its 100%-owned Accha deposit in Peru. Drilling continues to extend mineralization along strike to the west of the historical mineral resources and infill areas within the high-grade historical mineral resources. Eight of the most recent holes were exploration holes outside of the historical mineral resource areas and five were definition holes within or below the historical mineral resource areas.

The current focus of 20,000-metre exploration drilling program at Accha is to extend zinc mineralization (which is spatially associated with an east-west trending fold structure) along strike to the west. Highlights of the most recent exploration drilling include:

- Hole AC-42 which intersected 64 metres at 9.7% zinc including intervals of 17 metres at 14.5% zinc and 13 metres at 16.7% zinc
- Hole AC-33 which intersected 18 metres at 6.4% zinc

Hole AC-42, which intersected the widest section of ore-grade mineralization drilled to date on the property, was 50 metres west of the previous most westerly drill holes and approximately 100 metres west of the historical mineral resource envelope. Hole AC-33 was an additional 150 metre step-out to the west of hole AC-42, and intersected what is interpreted as the northern edge of the fold structure.

Commenting on the exploration drilling, Zincore's President and CEO Timo Jauristo said: "Hole AC-42 is certainly the highlight of the drilling and demonstrates that wide zones of high-grade mineralization extend to the west. The thickness of the intersection at that grade is an encouraging result. A number of our exploration holes targeted the extension of the fold structure to the north. While these holes intersected mineralization and the favourable alteration, these results combined with results from AC-41 and AC-42 has led to reinterpret the trend of the high-grade mineralization further to the south. We have now commenced step-out drill holes to the south of holes AC-27, AC-32 and AC-39."

Infill drilling continues to upgrade drill density within the historical mineral resource envelope. Highlights of the most recent infill drilling include:

- Hole AC-38 which intersected 15 metres at 9.8% zinc and 24 metres at 18.6% zinc including an interval of 12 metres at 36.0% zinc
- Hole AC-36 which intersected 32 metres at 4.8% zinc from 23 metres including an interval of 6 metres at 18.0% zinc

A total of 44 holes totaling 8,370 meters have been drilled at Accha with three rigs continuing on site. A drill hole location map is available on Zincore's website at www.zincoremetals.com.

At the Yanque deposit, Zincore has signed an agreement with local communities that grants Zincore access to the property to conduct exploration work on the deposit. Yanque, 30 kilometers southwest of the Accha deposit, is the other known deposit within the Accha-Yanque Project and hosts an inferred mineral resource of 6.6 million tonnes grading 5.3% zinc and 3.5% lead. Crews from the local community have already commenced upgrading the access road to the project site.

Field work consisting of mapping, trenching and water sampling will begin shortly and applications for drill permits are being prepared. A 10,000-metre drill program is planned for 2007 at the Yanque deposit.

Definition Drill Holes					
Hole No.	**Intersection**		**Estimated True Width (metres)**	**Zinc (%)**	**Lead (%)**
	From (metres)	**To (metres)**			
AC-34	256.8	261.8	3.7	5.29	0.55
AC-35	No significant values				
AC-36	**6.5**	**10.9**	**4.4**	**11.18**	**0.83**
	22.5	54.4	31.9	4.76	0.07
including	**40.0**	**46.0**	**6.0**	**18.03**	**0.12**
	65.5	77.9	11.7	3.14	0.08
	81.9	90.1	8.5	1.78	0.09
AC-37	No significant values				
AC-38	**8.0**	**22.2**	**15.2**	**9.82**	**1.96**
	25.2	35.7	10.5	4.54	0.19
	45.8	**71.2**	**24.4**	**18.64**	**0.03**
including	**45.8**	**58.3**	**12.0**	**35.98**	**2.92**

Exploration Drill Holes					
Hole No.	**Intersection**		**Core Interval* (metres)**	**Zinc (%)**	**Lead (%)**
	From (metres)	**To (metres)**			
AC-27	No significant values				
AC-31	198.3	206.3	8.0	2.52	0.50
AC-32	No significant values				
AC-33	**361.0**	**379.4**	**18.4**	**6.43**	**1.25**
AC-39	No significant values				
AC-40	255.0	276.0	21	1.21	0.14
AC-41	182.7	204.2	21.5	4.16	0.78
AC-42	**128.5**	**192.8**	**64.3**	**9.71**	**3.23**
including	**133.0**	**138.0**	**5.0**	**11.90**	**18.46**
including	**142.0**	**159.3**	**17.3**	**14.53**	**2.98**
including	**165.8**	**178.8**	**13.0**	**16.73**	**1.84**
	209.8	212.8	3.0	5.65	0.20

* True widths not currently known

Quality Control
Zincore has implemented a quality control program to ensure best practice in litho geochemical sampling and analysis of rock chips, trench, tunnel and drill core samples.

All drill core samples (approximately one metre, half-core composites) are shipped in security sealed bags via a private trucking company directly to the ALS Peru Laboratories facility in Lima. All samples for the resource drill program are digested using a three acid digestion and analyzed by two packages. Zinc and lead are determined by Atomic Absorption and if the results exceed 30% they are re-assayed by volumetric methods. All samples are also assayed by ICP for 25 elements (also using the three acid digestion for complete dissolution).

The Company submits its own standards and blanks as a measure of the accuracy of the analysis. All pulps and coarse rejects are being recovered and stored. Prior to a new resource calculation, 10% of all samples used in the resource calculation will be re-assayed at a second laboratory using the same analytical techniques described above. Both a re-assay of the pulp and of a new pulp prepared from the coarse reject will be used.

Vernon Arseneau, P.Geo., Exploration Manager, Peru for Zincore is supervising the exploration program and is the qualified person as defined under National Instrument 43-101 for this news release.

About Zincore
Zincore's strategy is to become a leading, low-cost zinc producer with the immediate objective of advancing its 100% owned Accha-Yanque property toward a development decision through a disciplined process of exploration, drilling and resource definition, and technical studies. Zincore holds a portfolio of other zinc exploration properties in southern Peru and intends to pursue additional zinc opportunities elsewhere in Latin America and China.

About the Accha Deposit
The Accha-Yanque property consists of 56 concessions over a 30-kilometre distance in southern Peru. At the north end of the property is the Accha deposit and at the south end is the Yanque deposit. A number of zinc prospects with limited prior exploration occur between these two deposits. A total of 56 holes were completed by Cominco Ltd., Savage Resources Ltd. ("Savage"), and Pasminco Limited ("Pasminco") at the Accha deposit for 13,500 metres.

Savage, and later, Pasminco, which acquired Savage, evaluated Accha between 1998 and 2001. Two historical resource estimates under the AUSIMM JORC standards were calculated for the Accha deposit using differing assumptions. In 1999, Kvaerner Metals ("Kvaerner"), under engagement to Savage calculated an indicated mineral resource of approximately 7.0 million tonnes grading 8.9% zinc and an inferred mineral resource of 1.8 million tonnes grading 8.9% zinc. In 2000, Pasminco calculated an indicated mineral resource of approximately 3.8 million tonnes grading 8.9% zinc and 1.0% lead and an inferred mineral resource of 2.0 million tonnes grading 11.4% zinc and 1.9% lead under more conservative assumptions.

Cautionary Note Regarding Mineral Resource Estimates
The qualified person for the Accha-Yanque technical report is L.D.S. Winter, P.Geo., an independent consulting geologist as defined under NI 43-101. Historical mineral resource estimates have not been reconciled to the mineral resource categories of NI 43-101 and sufficient work has not been done to classify these estimates as current mineral resources. For details on the Accha historical mineral resource estimates and the Yanque current mineral resource estimate, see Zincore's prospectus relating to its IPO dated October 26, 2006, which was filed with Canadian securities regulatory authorities and is available on SEDAR (www.sedar.com).

Forward-looking Statements
Statements in this release that are forward looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Annual Information Form of Zincore dated March 26, 2007 which is filed with Canadian securities regulatory authorities and available on SEDAR (www.sedar.com). Such information contained herein

represents management's best judgment as of the date hereof based on information currently available. Zincore does not assume the obligation to update any forward-looking statements.

For more information please contact:

Zincore Metals Inc.
Meghan Brown, Manager Investor Relations
or
Greg Martin, Vice President and CFO
(604) 669-6611
investorrelations@zincoremetals.com

FORM 51-102F3

Material Change Report

ITEM 1. REPORTING ISSUER

ZINCORE METALS INC. (the "Issuer")
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia, V7Y 1C6

ITEM 2. DATE OF MATERIAL CHANGE

February 22, 2007.

ITEM 3. PRESS RELEASE

Issued February 22, 2007 and distributed through the facilities of CCN Matthews.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Issuer ("Zincore"), and Brett Resources Inc. ("Brett") have signed definitive agreements regarding Zincore's earn-in of Brett's Cerro Condorini property in southern Peru.

The Condorini properties host several historic mining areas. Early stage exploration work by Brett and Zincore identified numerous areas with widespread zinc oxide mineralization within the 3,600 hectare property. Surface exposures within these areas are limited, with selective sampling returning high-grade zinc, including 9.0 metres at 9.3% zinc and 4.2% lead, 6.0 metres at 4.5% zinc and 2.4% lead and 2.4 metres of 13.4% zinc. Several other prospects were identified containing high-grade silver (100 to 600 grams per tonne) associated with copper and lead in historic workings.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6. RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable. This report is not being filed on a confidential basis

ITEM 7. OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8. EXECUTIVE OFFICER

Contact: Greg Martin, Vice President and Chief Financial Officer

Telephone: (604) 669 6611

DATED at Vancouver, B.C., this 22nd day of February 2007.

ZINCORE METALS INC.

PRESS RELEASE

ZINCORE AND BRETT EXECUTE DEFINITIVE EARN-IN AGREEMENTS ON CERRO CONDORINI PROPERTY

February 22, 2007

Vancouver, B.C. – **Zincore Metals Inc. (ZNC-TSX)** ("Zincore" or "The Company") and Brett Resources Inc. ("Brett") have signed definitive agreements regarding Zincore's earn-in of Brett's Cerro Condorini property in southern Peru.

The Condorini properties host several historic mining areas. Early stage exploration work by Brett and Zincore identified numerous areas with widespread zinc oxide mineralization within the 3,600 hectare property. Surface exposures within these areas are limited, with selective sampling returning high-grade zinc, including 9.0 metres at 9.3% zinc and 4.2% lead, 6.0 metres at 4.5% zinc and 2.4% lead and 2.4 metres of 13.4% zinc. Several other prospects were identified containing high-grade silver (100 to 600 grams per tonne) associated with copper and lead in historic workings.

Initial work will include mapping and trenching to define the geometry and tenor of identified mineralized zones, further general reconnaissance exploration to identify additional mineralized areas and a drilling program to test priority targets. Zincore will manage the exploration program.

Under the terms of the agreement, Zincore can earn a 60% interest in the property by spending a total of US$1.5 million on exploration on the properties over three years and making payments to Brett totaling US$75,000. Of these amounts, US$200,000 of expenditures and US$25,000 in payments are committed. Zincore has rights to earn an additional 20% in two equal tranches, for a total interest in the properties of 80%, by spending US$2.5 million over a further two years and US$4.0 million over a subsequent four years, respectively, on exploration and development of the properties.

Timo Jauristo, Zincore's President and CEO noted, "The Cerro Condorini agreement fits into our strategy of gaining high potential zinc opportunities in Peru. The evidence of mining activities on the property combined with promising surface exploration results is encouraging. Zincore's exploration team will pursue these targets and rapidly determine their potential."

"Having a partner of Zincore's stature to carry on the exploration of Condorini is an ideal fit for Brett," commented Thomas Hasek, Brett's President. "They have the infrastructure and people in Peru to explore the properties efficiently and build on the early stage work."

Qualified Person
Vernon Arseneau, P.Geo., Manager, Peru for Zincore is supervising the exploration program and is the qualified person as defined under National Instrument 43-101 for this news release.

About Zincore
Zincore's strategy is to become a leading, low-cost zinc producer with the immediate objective of advancing its 100% owned Accha-Yanque property toward a development decision through a disciplined process of exploration, drilling and resource definition, and technical studies. Zincore holds a portfolio of other zinc exploration properties in southern Peru and intends to pursue additional zinc opportunities elsewhere in Latin America and China.

Forward-looking Statements

Statements in this release that are forward looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the prospectus of Zincore relating to its IPO which is filed with Canadian securities regulatory authorities and available on SEDAR (www.sedar.com). Such information contained herein represents management's best judgment as of the date hereof based on information currently available. Zincore does not assume the obligation to update any forward-looking statements.

For more information please contact:

Zincore Metals Inc.
Meghan Brown, Manager Investor Relations
or
Greg Martin, Vice President and CFO
(604) 669-6611
investorrelations@zincoremetals.com

FORM 51-102F3

Material Change Report

ITEM 1. REPORTING ISSUER

ZINCORE METALS INC. (the "Issuer")
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia, V7Y 1C6

ITEM 2. DATE OF MATERIAL CHANGE

November 22, 2006.

ITEM 3. PRESS RELEASE

Issued November 22, 2006 and distributed through the facilities of CCN Matthews.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Issuer ("Zincore"), a Canadian exploration company with zinc projects in Peru, announces that the over-allotment option granted to the underwriters in connection with its initial public offering ("IPO") has been fully exercised and, as a result, Zincore issued two million shares and received net proceeds of $935,000.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6. RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable. This report is not being filed on a confidential basis

ITEM 7. OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8. EXECUTIVE OFFICER

Contact: Sonya Reiss, Corporate Counsel

Telephone: (604) 669 6611

DATED at Vancouver, B.C., this 22nd day of November 2006.

ZINCORE METALS INC.

PRESS RELEASE

This news release, required by applicable Canadian laws, is not for distribution to U.S. newswire services or for dissemination in the U.S., and does not constitute an offer of the securities described herein.

ZINCORE METALS CLOSES IPO AND COMMENCES TRADING ON THE TSX

November 22, 2006

Vancouver, B.C. – **Zincore Metals Inc. (ZNC-TSX)** ("Zincore"), a Canadian exploration company with zinc projects in Peru, announces that the over-allotment option granted to the underwriters in connection with its initial public offering ("IPO") has been fully exercised and, as a result, Zincore issued two million shares and received net proceeds of $935,000.

Zincore's IPO of 38 million common shares at $0.50 per share closed on November 7, 2006. Net proceeds from the over-allotment option combined with the $17.8 million net proceeds raised through the IPO will be used for exploration, drilling and technical work on Zincore's Accha-Yanque and other zinc properties, as well as general and administrative costs and working capital as described in Zincore's prospectus relating to the IPO.

The IPO was underwritten by a syndicate led by Canaccord Capital Corporation, and including Raymond James Ltd. and Octagon Capital Corporation.

Zincore's portfolio of assets includes the advanced Accha-Yanque property in southern Peru, a 30-kilometre belt that contains historical and current resources and numerous other occurrences of zinc oxide mineralization. Zincore also has seven earlier stage zinc properties, all in southern Peru. Additionally, as previously announced, Zincore has signed a letter of intent with Brett Resources Inc. ("Brett") to earn, subject to certain conditions specified therein, up to an 80% interest in Brett's Cerro Condorini zinc property in southern Peru.

About Zincore
Zincore's strategy is to become a leading, low-cost zinc producer with the immediate objective of advancing its Accha-Yanque zinc oxide project toward a development decision through a disciplined process of exploration, drilling and resource definition, and technical studies. Zincore holds a portfolio of other zinc exploration properties in southern Peru and intends to pursue additional zinc opportunities elsewhere in Latin America and China.

Cautionary Note Regarding Mineral Resource Estimates
The qualified person for the Accha-Yanque property is L.D.S. Winter, P.Geo., an independent consulting geologist as defined under NI 43-101. Historical mineral resource estimates have not been reconciled to the mineral resource categories of NI 43-101 and sufficient work has not been done to classify these estimates as current mineral resources. For details on the Accha historical mineral resource estimates and the Yanque current mineral resource estimate, see Zincore's prospectus relating to its IPO dated October 26, 2006, which was filed with Canadian securities regulatory authorities and is available on SEDAR (www.sedar.com).

...more

Forward-looking Statements

Statements in this release that are forward looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the prospectus of Zincore relating to its IPO which is filed with Canadian securities regulatory authorities and available on SEDAR (www.sedar.com). Such information contained herein represents management's best judgment as of the date hereof based on information currently available. Zincore does not assume the obligation to update any forward-looking statements.

For more information please contact:

Zincore Metals Inc.
Meghan Brown, Manager Investor Relations
or
Greg Martin, Vice President and CFO
(604) 669-6611
investorrelations@zincoremetals.com

FORM 51-102F3

Material Change Report

ITEM 1. REPORTING ISSUER

ZINCORE METALS INC. (the "Issuer")
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia, V7Y 1C6

ITEM 2. DATE OF MATERIAL CHANGE

November 8, 2006.

ITEM 3. PRESS RELEASE

Issued November 8, 2006 and distributed through the facilities of CCN Matthews.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Issuer ("Zincore"), a Canadian exploration company with zinc assets in Peru, has closed its initial public offering ("IPO") of 38 million common shares at $0.50 per share. Trading of Zincore shares will begin today on the Toronto Stock Exchange under the symbol ZNC.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6. RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable. This report is not being filed on a confidential basis

ITEM 7. OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8. EXECUTIVE OFFICER

Contact: Sonya Reiss, Corporate Counsel

Telephone: (604) 669 6611

DATED at Vancouver, B.C., this 8th day of November 2006.

ZINCORE METALS INC.

PRESS RELEASE

This news release, required by applicable Canadian laws, is not for distribution to U.S. newswire services or for dissemination in the U.S., and does not constitute an offer of the securities described herein.

ZINCORE METALS CLOSES IPO AND COMMENCES TRADING ON THE TSX

November 8, 2006

Vancouver, B.C. – **Zincore Metals Inc. (ZNC-TSX)** ("Zincore"), a Canadian exploration company with zinc assets in Peru, has closed its initial public offering ("IPO") of 38 million common shares at $0.50 per share. Trading of Zincore shares will begin today on the Toronto Stock Exchange under the symbol ZNC.

"The success of our IPO demonstrates the quality of the zinc asset portfolio Zincore has assembled," said Timo Jauristo, Zincore's President and CEO. "With the completion of our IPO and the receipt of the Accha drilling permit, we will initiate our definition and expansion drilling program on the Accha-Yanque project and begin exploration on our other properties. The improving outlook for zinc prices provides a positive backdrop as we move aggressively to add value to our assets."

Net proceeds of $17.8 million from the IPO will be used by Zincore for exploration, drilling and technical work on the Accha-Yanque project and its other zinc properties, as well as general and administrative costs and general working capital.

The offering was underwritten by a syndicate led by Canaccord Capital Corporation, and including Raymond James Ltd. and Octagon Capital Corporation. Zincore has granted the underwriters a 30-day option to purchase an additional two million shares at the IPO price to cover over-allotments.

Zincore's portfolio of assets includes the advanced Accha-Yanque property in southern Peru, a 30-kilometre long belt that contains historic and current resources and numerous other occurrences of zinc oxide mineralization. Zincore also has seven earlier stage zinc properties, all in southern Peru. In addition, the company has signed a letter of intent with Brett Resources Inc. ("Brett") to earn, subject to conditions, up to an 80% interest in Brett's Cerro Condorini zinc property in southern Peru.

Zincore was formed in 2005 as a wholly owned subsidiary of Southwestern Resources Corp. ("Southwestern") to maximize the value of Southwestern's zinc assets in Peru. Southwestern holds 38.6 million shares in Zincore (a 51.74% interest prior to any exercise of the over-allotment option). As disclosed in Zincore's prospectus, Southwestern's shareholdings in Zincore are subject to escrow provisions, and 34 million of such shares are also subject to a two-year lock-up agreement.

About Zincore
Zincore's strategy is to become a leading, low-cost zinc producer with the immediate objective of advancing its Accha-Yanque zinc oxide project toward a development decision through a disciplined process of exploration, drilling and resource definition, and technical studies. The company holds a portfolio of other zinc exploration properties in southern Peru and intends to pursue additional zinc opportunities elsewhere in Latin America and China.

Cautionary Note Regarding Mineral Resource Estimates
The qualified person for the Accha-Yanque property is L.D.S. Winter, P.Geo., an independent consulting geologist as defined under NI 43-101. Historical mineral resource estimates have not been reconciled to the mineral resource categories of NI43-101 and sufficient work has not been done to classify these estimates as current mineral resources. For details on the Accha historic mineral resource estimates and the Yanque current mineral resource estimate, see Zincore's prospectus relating to its IPO dated October 26, 2006, available on SEDAR.

Forward-looking Statements
Statements in this release that are forward looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the prospectus of Zincore in connection with the IPO which is filed on SEDAR. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. Zincore does not assume the obligation to update any forward-looking statements.

For more information please contact:

Zincore Metals Inc.
Meghan Brown, Manager Investor Relations
or
Greg Martin, Vice President and CFO
(604) 669-6611
investorrelations@zincoremetals.com

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ZINCORE REPORTS MINERAL RESOURCE ESTIMATES FOR ITS ACCHA DEPOSIT- INDICATED RESOURCES TOTAL 5.1 MILLION TONNES AT 8.2% ZINC

VANCOUVER, British Columbia - December 6, 2007

Vancouver, B.C. - **Zincore Metals Inc. (ZNC-TSX)** ("Zincore" or "the Company") announces the results of an independent mineral resource estimate completed on the Accha deposit, a near surface zinc oxide deposit that forms part Zincore's 100%-owned Accha-Yanque Project in southern Peru. At 2.0% zinc cut-off, indicated mineral resources total 5.1 million tonnes grading 8.15% zinc and 0.9% lead for 911 million pounds of contained zinc and 97 million pounds of contained lead. In addition, inferred mineral resources total 1.4 million tonnes grading 5.9% zinc and 0.7% lead for 186 million pounds of contained zinc and 21 million pounds of contained lead.

Timo Jauristo, President and CEO commented: "This mineral resource estimate validates Accha as a significant high-grade, near-surface zinc deposit. In a short time Zincore has made two important advancements on Accha – we developed a successful concentration process to produce a shippable oxide concentrate and we have defined significant high-grade mineral resources. These provide the foundation for the pre-feasibility work on a standalone Accha project targeting production rates of 35,000 to 40,000 tonnes of zinc in concentrate annually."

This initial National Instrument 43-101 ("NI 43-101") compliant Accha mineral resource estimate was completed by Pincock Allen & Holt ("PAH") based on the results of 62 diamond holes drilled by Zincore, 60 historical drill holes and 7 trenches. The Accha deposit consists of zinc-lead oxide type mineralization hosted in laminated limestones. The deposit has been traced for 750 metres along strike and has been drilled from surface where it outcrops to a depth of approximately 450 metres at the western end of the resources. Zincore is currently conducting additional surface exploration work and mapping of the Accha deposit area in advance of determining the next phase of infill and exploration drilling that is anticipated to commence in early- to mid-2008. The deposit remains open at depth in certain areas and to the west. Exploration of the northern limb of the anticline was restricted by road and drill site development. Further drilling of the northern limb will also take place during the next drill campaign. In addition, the Titiminas west zone, which is 2.2 kilometres west of the main deposit, will be drill tested in 2008.

Zincore anticipates the development of Accha will include an open pit mining operation through the eastern and central portion of the deposit and an underground mining operation to the west and at depth. With the completion of this initial mineral resource estimate, PAH has commenced mine design for the pre-feasibility studies.

Mr. Jauristo stated, "Accha is an exciting stand-alone development opportunity, but significant additional opportunities exist in the rest of the belt. In parallel to our pre-feasibility work on Accha we will continue our strategy of defining and developing a multi-deposit zinc belt that runs from Accha through to Yanque feeding a zinc SXEW circuit."

In addition to its work at Accha, Zincore is exploring the Yanque deposit 30 kilometres south of Accha and has recently begun work on the 45,000 hectares of concessions the Company controls around the two deposits. A number of zinc and lead oxide showings have been identified on the concessions and work is being conducted to prioritize for exploration and drill testing.

A summary of the mineral resource estimates at various cut-off grades is tabulated below. An Accha deposit plan and sections are available on Zincore's website at www.zincoremetals.com.

Accha Deposit Mineral Resources at Various Cut-off Grades					
Indicated Mineral Resources					
Cut-off grade	Tonnes	Zinc (%)	Lead (%)	Contained Zinc (M lbs)	Contained Lead (M lbs)
1.0%	8,351,725	5.47	0.68	1,007	125
2.0%	5,067,986	8.15	0.87	911	97
3.0%	4,513,991	8.85	0.92	881	92
4.0%	3,634,550	10.14	1.02	812	82
5.0%	2,574,876	12.45	1.13	707	64
Inferred Mineral Resources					
Cut-off grade	Tonnes	Zinc (%)	Lead (%)	Contained Zinc (M lbs)	Contained Lead (M lbs)
1.0%	2,579,428	3.81	0.52	217	30
2.0%	1,428,674	5.92	0.66	186	21
3.0%	1,265,099	6.33	0.71	177	20
4.0%	979,433	7.16	0.73	155	16
5.0%	561,003	9.09	0.84	112	10

- All mineral resources have been calculated in accordance with the standards of the CIM Definition Standards on Mineral Resources and Mineral Reserves, as required by NI 43-101.
- Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical or other relevant issues.
- Inferred mineral resources are that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed. It is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource.
- Cut-off grades are based on zinc values only. Cut-off grades applicable to the open pit and underground potions of the mineral resources will be assessed during the pre-feasibility study.
- Density utilized in the mineral resource estimates was 2.5 tonnes per cubic metre (t/m3) of ore.
- Contained zinc and lead represent estimated metal contained in the ground and have not been adjusted for metallurgical or other recovery factors.

The mineral resource estimate was prepared by PAH under the direction of Mr. Aaron McMahon, Geologist of PAH, a professional geologist and, an independent Qualified Person as defined by National Instrument 43-101. A technical report detailing the mineral resource estimate will be filed on SEDAR at www.sedar.com within 45 days. Mr. McMahon has reviewed this new release.

Quality Control

Zincore has implemented a quality control program to ensure best practice in litho geochemical sampling and analysis of rock chips, trench, tunnel and drill core samples.

All drill core samples (approximately one metre, half-core composites) are shipped in security sealed bags via a private trucking company directly to the ALS Peru Laboratories facility in Lima. All samples for the resource drill program are digested using a three acid digestion and analyzed by two packages. Zinc and lead are determined by Atomic Absorption and if the results exceed 30% they are re-assayed by volumetric methods. All samples are also assayed by ICP for 25 elements (also using the three acid digestion for complete dissolution).

The Company submits its own standards and blanks as a measure of the accuracy of the analysis. All pulps and coarse rejects are being recovered and stored. A number of samples used in the resource calculation have been re-assayed at a second laboratory using the same analytical techniques described above. Both a re-assay of the pulp and of a new pulp prepared from the coarse reject will be used.

About the Accha-Yanque Project

The Accha-Yanque property consists of 56 concessions over a 30-kilometre distance in southern Peru. At the north end of the property is the Accha deposit and at the south end is the Yanque deposit. A number of zinc prospects with limited prior exploration occur between these two deposits. Zincore has completed 62 holes totaling 14,478 metres of diamond drilling at Accha and is currently completing an infill and exploration drilling program at Yanque. Pre-feasibility level engineering work is progressing on both deposits.

In 2006, based on the historical drilling, an NI 43-101 compliant inferred mineral resource was calculated at Yanque of approximately 6.6 million tonnes grading 5.3% zinc and 3.5% lead.

Cautionary Note Regarding Yanque Mineral Resource Estimate

For details on the Yanque current mineral resource estimate, see Zincore's prospectus relating to its IPO dated October 26, 2006, which was filed with Canadian securities regulatory authorities and is available on SEDAR (www.sedar.com).

Information Concerning Mineral Resource Estimates

This news release uses the terms "indicated resources" and "inferred resources". Zincore advises investors that although these terms are required and recognized by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic feasibility. It cannot be assumed that any part of an inferred mineral resource will be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for preliminary assessments as defined under NI43-101.

For more information please contact:

Zincore Metals Inc.

Meghan Brown, Manager Investor Relations

(604) 685-4644

mbrown@zincoremetals.com

or

Greg Martin, Vice President and CFO

(604) 669-6611

investorrelations@zincoremetals.com

Renmark Financial Communications Inc.

Barbara Komorowski : bkomorowski@renmarkfinancial.com

Bryan Neebar : bneebar@renmarkfinancial.com

(514) 939-3989

www.renmarkfinancial.com

About Zincore

Zincore's strategy is to become a leading, low-cost zinc producer with the immediate objective of advancing its Accha-Yanque zinc oxide project toward a development decision through a disciplined process of exploration, drilling and resource definition, and technical studies. Zincore holds a portfolio of other zinc exploration properties in southern Peru and intends to pursue additional zinc opportunities

elsewhere in Latin America and China.

Forward-looking Statements

Statements in this release that are forward looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the prospectus of Zincore relating to its IPO which is filed with Canadian securities regulatory authorities and available on SEDAR (www.sedar.com). Such information contained herein represents management's best judgment as of the date hereof based on information currently available. Zincore does not assume the obligation to update any forward-looking statements.

For more information, please contact:

Zincore Metals Inc.

Meghan Brown, Manager Investor Relations

(604) 685-4644

mbrown@zincoremetals.com

or

Greg Martin, Vice President and CFO

(604) 669-6611

investorrelations@zincoremetals.com

Renmark Financial Communications Inc.

Barbara Komorowski: bkomorowski@renmarkfinancial.com

Bryan Neebar: bneebar@renmarkfinancial.com

(514) 939-3989

www.renmarkfinancial.com

ZINCORE METALS INC.

RECEIVED

2007 DEC -7 A 3:41

PRESS RELEASE

ZINCORE DRILLS HIGH-GRADE ZINC AND LEAD AT YANQUE, INCLUDING 25 METRES OF 11.3% ZINC AND 24 METRES OF 8.4% LEAD

November 26, 2007

Vancouver, B.C. - **Zincore Metals Inc. (ZNC-TSX)** ("Zincore" or "the Company") has completed an additional 10 diamond drill holes at its Yanque deposit in southern Peru, part of Zincore's 100%-owned Accha-Yanque zinc oxide project. The drilling has continued to extend zinc and lead mineralization outside of the inferred mineral resource areas.

Highlights of the drilling include;

- Hole YA-20 which intersected 25 metres grading 11.3% zinc and 3.81% lead from 3 metres, including 12 metres of 16.2% zinc and 6.5% lead,
- Hole YA-19 which intersected 24 metres grading 8.4% lead and 0.7% zinc from 48 metres and 5 metres grading 11.9% lead and 0.31% zinc from 76 metres within a 58-metre intersection grading 5.3% lead and 0.8% zinc. Hole YA-19 also had a shallower intersection of 19 metres grading 4.4% zinc and 0.52% lead from 4 metres, and
- Hole YA-12 which intersected 10 metres grading 7.2% zinc and 3.0% lead from 35 metres within a 35-metre intersection grading 2.98% zinc and 2.13% lead.

Timo Jauristo, President and CEO commented, "The drilling at Yanque continues to generate exciting results with wide, near-surface intersections of zinc and lead. Lead is shaping up to be an important part of the mineralization at Yanque and our 6.6 million tonne inferred mineral resource estimate did not consider lead-rich zones unless they also contained economic zinc. Therefore, in addition to extending the zinc-rich zones, we have the opportunity to bring lead-rich zones and lower grade combined zinc/lead zones into the resources as we advance our drilling program and metallurgical test work. These opportunities provide significant upside at Yanque."

Zincore is carrying out exploration and definition drilling at Yanque targeted at expanding and upgrading a near-surface deposit amenable to open pit mining. Of the 10 drill holes reported in this release, nine are exploration holes drilled outside of the inferred mineral resource area and one, YA-20, was drilled within the inferred mineral resource area. As reported in Zincore's press release dated November 1, 2007, an expanded drill permit is expected in December to enable drilling at Yanque to resume.

The Yanque zinc-lead deposit is hosted mainly within the calcerous and siliceous package of mixed metasediments of the Mara formation. The deposit is located near the contact with a tertiary diorite stock. Lead-rich mineralization occurs at the contact between the sediments and the intrusive with hydrothermal non-sulphide zinc and lead zones extending further from the intrusive. The host rocks dip gently to the east with folding and faulting displacing the mainly stratiform mineralization locally.

Mr. Jauristo added, "We have recently begun work on the 45,000 hectares we control around the two defined deposits, Accha and Yanque. With over a dozen historical showings of zinc mineralization we have many target areas to prospect and prioritize for follow-up and drill testing next year. Accha-Yanque is an emerging and exciting oxide zinc-lead belt with great potential.

Zincore's success at Yanque continues to support our strategy of defining and developing a multi-deposit zinc belt that runs from Accha through to Yanque."

Results are drill hole widths and certain holes intersected multiple zones of mineralization. Full results are presented in the attached table. A Yanque drill hole location map and new releases relating to prior Yanque and Accha exploration results are available on Zincore's website at www.zincoremetals.com.

Yanque Drill Hole Results

Hole No.	Intersection along drill hole		Drill hole intersection (metres)(1)	Zinc (%)	Lead (%)	Comments
	From (metres)	To (metres)				
YA-12	27.8	62.8	35.0	2.98	2.13	Exploration hole at 8430150N and 815336E
including	34.8	44.8	10.0	7.17	3.04	
	98.0	118.1	20.1	2.64	4.68	
including	112.1	118.1	6.0	2.27	7.10	
YA-13	0.0	34.6	34.6	2.24	4.71	Exploration hole at 8430676N and 815099E
including	0.0	15.0	15.0	3.87	3.94	
including	25.0	32.4	7.4	0.31	9.80	
YA-14	0.0	15.0	15.0	3.14	0.98	Exploration hole at 8430445N and 815124E
	18.0	32.0	14.0	2.73	0.62	
	51.5	61.5	10.0	0.52	8.32	
YA-15	13.0	36.0	23.0	2.16	0.28	Exploration hole at 8430050N and 815450E
YA-16	No significant values					Exploration hole at 8429664N and 815600E
YA-17	0.0	14.0	14.0	4.23	0.71	Exploration hole at 8430620N and 815062E
including	7.0	12.0	5.0	9.57	1.19	
	20.0	35.0	15.0	0.57	5.44	
YA-18	3.2	14.2	11.0	3.09	1.32	Exploration hole at 8430621N and 815066E
YA-19	4.0	23.0	19.0	4.35	0.52	Exploration hole at 8430409N and 815143E
	33.0	90.5	57.5	0.76	5.33	
including	48.4	72.2	23.8	0.71	8.39	
including	76.2	81.3	5.1	0.32	12.05	
YA-20	2.5	27.5	25.0	11.31	3.81	Infill hole at 8430463N and 815295E
including	13.5	25.5	12.0	16.15	6.49	
YA-21	No significant values					Exploration hole at 8430000N and 815604E

(1) Estimated true width not known

Quality Control
Zincore has implemented a quality control program to ensure best practice in litho geochemical sampling and analysis of rock chips, trench, tunnel and drill core samples.

All drill core samples (approximately one metre, half-core composites) are shipped in security sealed bags via a private trucking company directly to the ALS Peru Laboratories facility in Lima. All samples for the resource drill program are digested using a three acid digestion and analyzed by two packages. Zinc and lead are determined by Atomic Absorption and if the results exceed 30% they are re-assayed by volumetric methods. All samples are also assayed by ICP for 25 elements (also using the three acid digestion for complete dissolution).

The Company submits its own standards and blanks as a measure of the accuracy of the analysis. All pulps and coarse rejects are being recovered and stored. Prior to a new resource calculation, 10% of all samples used in the resource calculation will be re-assayed at a second laboratory using the same analytical techniques described above. Both a re-assay of the pulp and of a new pulp prepared from the coarse reject will be used.

Qualified Person
Vernon Arseneau, P.Geo., Exploration Manager, Peru for Zincore is supervising the exploration program and is the qualified person as defined under National Instrument 43-101 for this news release.

About Zincore
Zincore's strategy is to become a leading, low-cost zinc producer with the immediate objective of advancing its 100% owned Accha-Yanque property toward a development decision through a disciplined process of exploration, drilling and resource definition, and technical studies. Zincore holds a portfolio of other zinc exploration properties in southern Peru and intends to pursue additional zinc opportunities elsewhere in Latin America.

About the Accha-Yanque Project
The Accha-Yanque property consists of 56 concessions over a 30-kilometre distance in southern Peru. At the north end of the property is the Accha deposit and at the south end is the Yanque deposit. A number of zinc prospects with limited prior exploration occur between these two deposits. A total of 56 holes were completed by Cominco Ltd., Savage Resources Ltd. ("Savage"), and Pasminco Limited ("Pasminco") at the Accha deposit for 13,500 metres. Rio Tinto drilled 13 holes totaling 1,320 metres at Yanque.

Savage, and later, Pasminco, which acquired Savage, evaluated Accha between 1998 and 2001. Two historical resource estimates under the AUSIMM JORC standards were calculated for the Accha deposit using differing assumptions. In 2006, based on the historical drilling, a 43-101 compliant inferred mineral resource was calculated at Yanque of approximately 6.6 million tonnes grading 5.3% zinc and 3.5% lead.

Cautionary Note Regarding Mineral Resource Estimates
The qualified person for the Accha-Yanque technical report is L.D.S. Winter, P.Geo., an independent consulting geologist as defined under NI 43-101. Historical mineral resource estimates have not been reconciled to the mineral resource categories of NI 43-101 and sufficient work has not been done to classify these estimates as current mineral resources. For details on the Accha historical mineral resource estimates and the Yanque current mineral resource estimate, see Zincore's prospectus relating to its IPO dated October 26, 2006, which was filed with Canadian securities regulatory authorities and is available on SEDAR (www.sedar.com).

Forward-looking Statements
Statements in this release that are forward looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the

Annual Information Form of Zincore dated March 26, 2007 which is filed with Canadian securities regulatory authorities and available on SEDAR (www.sedar.com). Such information contained herein represents management's best judgment as of the date hereof based on information currently available. Zincore does not assume the obligation to update any forward-looking statements.

For more information please contact:
Zincore Metals Inc.
Meghan Brown, Manager Investor Relations
(604) 685-4644
or
Greg Martin, Vice President and CFO
(604) 669-6611
investorrelations@zincoremetals.com

Renmark Financial Communications Inc.
Barbara Komorowski : bkomorowski@renmarkfinancial.com
Bryan Neebar : bneebar@renmarkfinancial.com
(514) 939-3989
www.renmarkfinancial.com



LEGEND
Float
Tuffs
Diorite
Limestone
Conglomerate
Sandstone
Hornfels
Phyllites
Siltstone
Shale
Quartzite
Gossan - hemimorphite & smithsonite
Gossan - hematite & goethite
Collasuyo Trenching - Assay results reported (TY-01)
Collasuyo Drilling - Assay results reported (YA-01)
Metallurgical Drill Hole (METY-01)
Historic Drill Holes (YAD-01) Rio Tinto
Topographic Contour
Geology Section Line
Bush Trail
Dirt Road
Hydrography
Resource Blocks (Winters 2006)
Faults - strike and dip
Strata - strike and dip
Folds
Old Workings - Shafts
Surface Dumps
Old Workings - Adits
YA-13
YA-09
YA-08
YA-18
YA-17
YA-01
TY-02
YA-04
YA-03
TY-01
YA-20
YA-02
YA-14
YA-19
YA-11
YA-07
YA-10
YA-06
YA-12
YA-15
YA-21
YA-16
YAD-02
YAD-03
YAD-04
YAD-09
YAD-10
0 40 80 160 240 320
Meters

ZINCORE METALS INC.

PRESS RELEASE

ZINCORE RETAINS RENMARK FINANCIAL COMMUNICATIONS

November 21, 2007

Vancouver, B.C. - **Zincore Metals Inc. (ZNC-TSX)** ("Zincore" or "the Company") is pleased to announce it has retained the services of Renmark Financial Communications Inc. to manage its retail investor relations program.

President and CEO Timo Jauristo commented: "We selected Renmark to strengthen Zincore's profile in the financial community and enhance the visibility of our project portfolio. Renmark's standards and methodologies fit with the message we are communicating to the investing public – that Zincore is an exciting zinc development company with an emerging multi-deposit zinc belt in Peru."

About Zincore

Zincore's strategy is to become a leading, low-cost zinc producer with the immediate objective of advancing its 100%-owned Accha-Yanque property toward a development decision through a disciplined process of exploration, drilling and resource definition, and technical studies. Zincore holds a portfolio of other zinc exploration properties in southern Peru and intends to pursue additional zinc opportunities elsewhere in Latin America.

Forward-looking Statements

Statements in this release that are forward looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Annual Information Form of Zincore dated March 26, 2007 which is filed with Canadian securities regulatory authorities and available on SEDAR (www.sedar.com). Such information contained herein represents management's best judgment as of the date hereof based on information currently available. Zincore does not assume the obligation to update any forward-looking statements.

For more information please contact:

Zincore Metals Inc.
Meghan Brown, Manager Investor Relations
(604) 685-4644
mbrown@zincoremetals.com
or
Greg Martin, Vice President and CFO
(604) 669-6611
investorrelations@zincoremetals.com

Renmark Financial Communications Inc.
Barbara Komorowski : bkomorowski@renmarkfinancial.com
Bryan Neebar : bneebar@renmarkfinancial.com
(514) 939-3989
www.renmarkfinancial.com

ZINCORE METALS INC.

PRESS RELEASE

ZINCORE DRILLS 27 METRES OF 6.7% ZINC AND 0.9% LEAD FROM SURFACE AT YANQUE

November 1, 2007

Vancouver, B.C. - **Zincore Metals Inc. (ZNC-TSX)** ("Zincore" or "the Company") has completed an additional nine diamond drill holes and two trenches at its Yanque deposit in southern Peru, part of Zincore's 100%-owned Accha-Yanque zinc oxide project. Work on the deposit includes a 10,000-metre exploration and definition drilling program to infill inferred mineral resources and test expansion of the deposit.

Of these nine holes, YA-3, YA-4 and YA-5 were drilled within the limits of the inferred mineral resource area and the remainder were drilled outside of the inferred mineral resource area. Highlights of the drilling include;

- Hole YA-3 which intersected from surface, 27 metres at 6.7% zinc and 0.9% lead, including an interval of 9 metres at 9.4 % zinc and 0.5% lead,
- Hole YA-5 which intersected from 2 metres depth, 21 metres at 5.8% zinc and 1.8% lead including an interval of 6 metres at 13.9% zinc and 1.3% lead and
- Hole YA-10 which intersected a mineralized 134-metre zone from surface that included intervals of 8 metres at 5.9% zinc and 1.1% lead, 15 metres at 4.0% zinc and 0.8% lead, 9 metres at 3.5% zinc and 1.9% lead and 20 metres at 1.2% zinc and 3.0% lead.

Two trenches were completed as part of the sampling and mapping program to investigate areas of high-grade surface mineralization that have not yet been tested by drilling. Trench 1 intersected 35 metres grading 16.1% zinc and 3.5% lead including intervals of 10 metres at 19.7% zinc and 5.1% lead and 11 metres at 22.1% zinc and 4.4% lead. Trench 2 intersected 18 metres at 12.2% zinc and 0.6% lead including intervals of 6 metres at 13.3% zinc and 0.8% lead and 3 metres at 29.4% zinc and 0.9% lead. Both trenches cut wide zones of altered sediments and hydrothermal breccias that host much of the mineralization at Yanque. The results of both trenches confirm the presence of high-grade mineralization in outcrop. Further work is required to define the geometry of these zones prior to drilling. Additional trenches have been excavated in the northwest part of the project to investigate areas where artisanal lead mining was reported.

President and CEO Timo Jauristo commented, "The drilling at Yanque, combined with our surface and mapping work, continues to demonstrate that we are dealing with a large zinc-lead mineralized system. As shown by the trench results, there are significant widths of high-grade mineralization at surface. Determining continuity of the high-grade mineralization as we drill the deposit and surrounding areas is a key objective of our exploration program."

Holes YA-6, YA-7 and YA-11 were drilled east of the inferred mineral resource areas where diorite overlays the favourable host rocks. Historical Rio Tinto drilling had indicated that mineralization extended under the diorite. This recent drilling showed that a fault offsets the favourable host rocks to the east as these holes did not intersect significant widths of the favourable stratigraphy. Work is now concentrated on stepping out from the inferred mineral resources along the primary northwest-southeast trending mineralized corridor that hosts good potential for extending the deposit as demonstrated by holes YA-9 and YA-10 and recent mapping.

Twenty-one holes have now been completed and assays are pending for ten holes. Drilling at Yanque has been interrupted while the Company awaits receipt of an expanded exploration permit that will allow for an increase of the number of permitted drill holes. The Company filed its application with the Ministry of Mines and Energy in September 2007. During the interruption the drill rig will remain on site and a second drill may be mobilized once the expanded permit is issued. Additional surface work including geological mapping and trenching is ongoing aimed at better defining the mineralization.

The full mineralized core from two metallurgical holes drilled at Yanque has been shipped to South Africa and preliminary metallurgical test work has commenced. Test work will initially focus on pre-concentration of the ore utilizing dense media separation and flotation.

Results are drill hole widths and certain holes intersected multiple zones of mineralization. Full results are presented in the attached table. A Yanque drill hole location map and new releases relating to prior Yanque and Accha exploration results are available on Zincore's website at www.zincoremetals.com.

Yanque Drill Hole Results

Hole No.	Intersection along drill hole		Drill hole intersection (metres)[1]	Zinc (%)	Lead (%)	Comments
	From (metres)	To (metres)				
YA-3	**0.5**	**27.5**	**27.0**	**6.65**	**0.88**	Infill hole at 8430500N and 815200E
including	**0.5**	**9.5**	**9.0**	**9.41**	**0.45**	
Including	**20.5**	**26.5**	**6.0**	**7.71**	**1.23**	
YA-4	0.1	8.1	8.0	1.83	0.46	Infill hole at 8430548N and 815200E
	16.1	**19.1**	**3.0**	**8.00**	**0.70**	
	44.3	50.3	6.0	1.21	0.58	
	61.3	**73.3**	**12.0**	**0.45**	**3.78**	
YA-5	**2.0**	**22.5**	**20.5**	**5.78**	**1.78**	Infill hole at 8430490N and 815296E
including	**5.5**	**11.5**	**6.0**	**13.87**	**1.31**	
	27.5	43.0	15.5	1.44	1.57	
YA-6	No significant values					Exploration hole at 8430253N and 815587E
YA-7	No significant values					Exploration hole at 8430499N and 815595E
YA-8	No significant values					Exploration hole at 8430696N and 815424E
YA-9	**0.0**	**3.0**	**3.0**	**2.84**	**8.37**	Exploration hole at 8430678N and 815200E
	8.0	**13.5**	**5.5**	**1.28**	**5.38**	
YA-10	0.0	134.0	134.0	1.60	0.86	Exploration hole at 8430298N and 815212E
including	**0.0**	**8.2**	**8.2**	**5.91**	**1.08**	
including	34.0	37.0	3.0	3.62	1.20	
including	**53.0**	**68.0**	**15.0**	**4.01**	**0.82**	
including	**70.0**	**79.0**	**9.0**	**3.48**	**1.85**	
Including	81.0	88.0	7.0	1.61	0.41	
Including	**114.0**	**134.0**	**20.0**	**1.22**	**3.00**	
YA-11	59.2	69.2	10.0	1.66	1.12	Exploration hole at 8430423N and 815472E

(1) Estimated true width not known

Yanque Trench Results

Trench No.	Intersection along trench		Trench intersection (metres)	Zinc (%)	Lead (%)	Comments
	From (metres)	To (metres)				
TY-1	0.0	34.6	34.6	16.05	3.51	Total trench length - 36 metres
including	5.0	14.9	9.9	19.69	5.09	
Including	19.9	30.6	10.7	22.14	4.36	
TY-2	0.0	18.0	18.0	12.17	0.58	Total trench length - 18 metres
including	0.0	6.0	6.0	13.31	0.82	
Including	15.0	18.0	3.0	29.40	0.85	

Quality Control
Zincore has implemented a quality control program to ensure best practice in litho geochemical sampling and analysis of rock chips, trench, tunnel and drill core samples.

All drill core samples (approximately one metre, half-core composites) are shipped in security sealed bags via a private trucking company directly to the ALS Peru Laboratories facility in Lima. All samples for the resource drill program are digested using a three acid digestion and analyzed by two packages. Zinc and lead are determined by Atomic Absorption and if the results exceed 30% they are re-assayed by volumetric methods. All samples are also assayed by ICP for 25 elements (also using the three acid digestion for complete dissolution).

The Company submits its own standards and blanks as a measure of the accuracy of the analysis. All pulps and coarse rejects are being recovered and stored. Prior to a new resource calculation, 10% of all samples used in the resource calculation will be re-assayed at a second laboratory using the same analytical techniques described above. Both a re-assay of the pulp and of a new pulp prepared from the coarse reject will be used.

Trench Sampling
The samples were taken under the supervision of a geologist and were handled following the same QA/QC controls that the company applies to drill core samples. Both trenches were done perpendicular to the strike of the sedimentary beds and are continuous along the outcrop exposure except for a few short sample intervals where outcrop could not be reached after digging down to one metre depth.

The sampling procedure included removing the first five centimeters of outcrop, using a chisel and rock hammer, prior to taking a fresh rock chip sample. Generally the sample lengths are along one metre intervals which gave samples in the order of 6 to 7 kilograms in weight. A few sample intervals were shortened to 0.50 metre to adjust for areas where there is no outcrop and samples where no mineralization is present were taken of 2.0 metre intervals. All the samples were homogenized and quartered in the field after the initial collection procedure, with one quarter sample being bagged and sent to the laboratory.

Blanks and standards were put into the sample stream prior to sending the samples to the laboratory and the samples were transported to Lima using the same private transport company which handles the company's drill core samples.

Qualified Person
Vernon Arseneau, P.Geo., Exploration Manager, Peru for Zincore is supervising the exploration program and is the qualified person as defined under National Instrument 43-101 for this news release.

About Zincore
Zincore's strategy is to become a leading, low-cost zinc producer with the immediate objective of advancing its 100% owned Accha-Yanque property toward a development decision through a disciplined process of exploration, drilling and resource definition, and technical studies. Zincore holds a portfolio of other zinc exploration properties in southern Peru and intends to pursue additional zinc opportunities elsewhere in Latin America.

About the Accha-Yanque Project
The Accha-Yanque property consists of 56 concessions over a 30-kilometre distance in southern Peru. At the north end of the property is the Accha deposit and at the south end is the Yanque deposit. A number of zinc prospects with limited prior exploration occur between these two deposits. A total of 56 holes were

completed by Cominco Ltd., Savage Resources Ltd. ("Savage"), and Pasminco Limited ("Pasminco") at the Accha deposit for 13,500 metres. Rio Tinto drilled 13 holes totaling 1,320 metres at Yanque.

Savage, and later, Pasminco, which acquired Savage, evaluated Accha between 1998 and 2001. Two historical resource estimates under the AUSIMM JORC standards were calculated for the Accha deposit using differing assumptions. In 2006, based on the historical drilling, a 43-101 compliant inferred mineral resource was calculated at Yanque of approximately 6.6 million tonnes grading 5.3% zinc and 3.5% lead.

Cautionary Note Regarding Mineral Resource Estimates

The qualified person for the Accha-Yanque technical report is L.D.S. Winter, P.Geo., an independent consulting geologist as defined under NI 43-101. Historical mineral resource estimates have not been reconciled to the mineral resource categories of NI 43-101 and sufficient work has not been done to classify these estimates as current mineral resources. For details on the Accha historical mineral resource estimates and the Yanque current mineral resource estimate, see Zincore's prospectus relating to its IPO dated October 26, 2006, which was filed with Canadian securities regulatory authorities and is available on SEDAR (www.sedar.com).

Forward-looking Statements

Statements in this release that are forward looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Annual Information Form of Zincore dated March 26, 2007 which is filed with Canadian securities regulatory authorities and available on SEDAR (www.sedar.com). Such information contained herein represents management's best judgment as of the date hereof based on information currently available. Zincore does not assume the obligation to update any forward-looking statements.

For more information please contact:
Zincore Metals Inc.
Meghan Brown, Manager Investor Relations
(604) 685-4644
or
Greg Martin, Vice President and CFO
(604) 669-6611
investorrelations@zincoremetals.com

ZINCORE METALS INC.

PRESS RELEASE

ZINCORE COMPLETES POSITIVE METALLURGICAL TESTWORK PROGRAM ON ACCHA DEPOSIT

October 25, 2007

Vancouver, B.C. - **Zincore Metals Inc. (ZNC-TSX)** ("Zincore" or "the Company") has successfully completed metallurgical test work on ore from its Accha property and has concluded that the ore can be substantially upgraded. A mineral resource estimate is being prepared on the deposit and the Company plans to complete an accelerated development study on Accha. Accha is a near-surface zinc oxide deposit that forms part of Zincore's 100% owned Accha-Yanque Project in southern Peru.

As a component of Zincore's pre-feasibility activities on the Project, Green Team International ("GTI") has been supervising completion of metallurgical test work on Accha ore. The work has focused on concentration and limestone removal prior to the ore being processed through a leach and solvent extraction electro-winning circuit ("SXEW") to produce zinc metal. The Accha zinc mineralization is hosted in limestone, making calcium removal prior to leaching important to the project's viability.

Samples grading 7.6% zinc were concentrated to between 25% and 30% zinc through dense media separation ("DMS") and flotation with greater than 90% of the acid consuming limestone gangue material being rejected. Zinc recovery from ore through to zinc oxide concentrate was approximately 75%. Samples were composited from four metallurgical drill holes totaling 1,000 kilograms of ore. Further optimization of concentrate grade and recovery through lock-cycle testing is planned as a second phase of test work which would be conducted following a positive pre-feasibility study.

Timo Jauristo, Zincore's President and CEO commented, "This work takes Zincore significantly forward in the development of our Accha deposit. By confirming that low acid-consuming, high-grade zinc oxide concentrates can be produced from the Accha ore, acid consumption should not be an impediment to applying conventional leach and SXEW to the Accha deposit. In addition, the concentrate zinc grade is sufficiently high that we believe an opportunity exists to accelerate the development of Accha through third party offtake of the concentrate. We will complete a study of this option in parallel with the evaluation of our integrated Accha-Yanque SXEW Project."

Metallurgical test work was completed at Mintek Laboratories in Johannesburg, South Africa on composite samples from four holes drilled in the Accha deposit. GTI supervised a number of DMS, flotation and other bench-scale tests to examine the separation of the zinc minerals from the acid-consuming gangue in the Accha ore. Based on that work, a preliminary design of the Accha concentrator circuit was developed comprised of crushing and screening followed by two-stage DMS of the oversize and milling followed by amine flotation of the DMS sinks and undersize. All zinc minerals in concentrate have shown excellent leaching response using conventional acid leach (>97% zinc recovery from concentrate).

The majority of zinc mineralization at Accha occurs as smithsonite, a zinc carbonate and hemimorphite, a zinc silicate. However, mineralogical analysis identified that a portion of the Accha zinc mineralization is sauconite, a zinc clay. Zinc clays comprised approximately 10% of the zinc in the metallurgical sample. Sauconite is low density and, therefore, reports with the gangue material in the DMS stage which impacts upon recovery. Test work has shown that sauconite can be recovered by utilizing a second DMS step at a lower specific gravity in order to separate the sauconite from the gangue material. Zincore is mapping the quantity and location of

SUITE 1020, 625 HOWE STREET, VANCOUVER, BC V6C 2T6 CANADA
T 604.669.6611 F 604.669.6616 E info@zincoremetals.com W www.zincoremetals.com

zinc clays in the deposit in advance of assessing whether two-stage DMS is the preferred economic approach. If two-stage DMS is utilized zinc recovery to concentrate would increase to approximately 80%.

Zincore has completed the first phase 62-hole drill program on the Accha deposit and has finalized associated geological work. This information has been forwarded to Pincock, Allen & Holt ("PAH") for completion of mineral resource estimation on the deposit in advance of their mine planning and mine design work. Upon completion, Zincore anticipates commencing a pre-feasibility study on the Accha deposit based on third party offtake of zinc oxide concentrates. Zincore has engaged SNC Lavalin Chile to complete the pre-feasibility study with process design provided by GTI.

Exploration drilling at the Yanque deposit is ongoing with additional assay results expected shortly. Two metallurgical drill holes have been completed and the entire core has been shipped to South Africa where GTI has commenced test work on the Yanque ore at the Mintek laboratory.

Dr. Kobus de Wet, Pr Eng (South Africa), of GTI a metallurgical engineer and independent Qualified Person as defined by National Instrument 43-101 has reviewed the portions of this new release relating to the Accha metallurgical test work results.

About Zincore
Zincore's strategy is to become a leading, low-cost zinc producer with the immediate objective of advancing its 100% owned Accha-Yanque property toward a development decision through a disciplined process of exploration, drilling and resource definition, and technical studies. Zincore holds a portfolio of other zinc exploration properties in southern Peru and intends to pursue additional zinc opportunities elsewhere in Latin America.

About the Accha-Yanque Project
The Accha-Yanque property consists of 56 concessions over a 30-kilometre distance in southern Peru. At the north end of the property is the Accha deposit and at the south end is the Yanque deposit. A number of zinc prospects with limited prior exploration occur between these two deposits. Zincore has completed 62 holes totaling over 16,000 metres of diamond drilling at Accha and is currently completing an infill and exploration drilling program at Yanque. Pre-feasibility level engineering work is progressing on both deposits.

Forward-looking Statements
Statements in this release that are forward looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Annual Information Form of Zincore dated March 26, 2007 which is filed with Canadian securities regulatory authorities and available on SEDAR (www.sedar.com). Such information contained herein represents management's best judgment as of the date hereof based on information currently available. Zincore does not assume the obligation to update any forward-looking statements.

For more information please contact:
Zincore Metals Inc.
Meghan Brown, Manager Investor Relations
(604) 685-4644
investorrelations@zincoremetals.com

ZINCORE METALS INC.

PRESS RELEASE

ZINCORE DRILLS 13 METRES OF 12.7% ZINC AT YANQUE AND 14 METRES OF 19% ZINC AT ACCHA

September 5, 2007

Vancouver, B.C. - **Zincore Metals Inc. (ZNC-TSX)** has completed its first two diamond drill holes in the Yanque deposit and nine additional diamond drill holes in the Accha deposit. These results at the Company's 100%-owned Accha-Yanque project in southern Peru continue the intensive exploration and definition drilling campaigns that have been ongoing through 2007.

Exploration at Yanque is targeting infill drilling within the inferred mineral resource area and step-out drilling to expand resources. The two holes for which assays have been received are 150 metres apart within the inferred mineral resource area and mineralization started at surface in both holes. Highlights of this drilling include:

- Hole YA-2 which intersected 13 metres at 12.7% zinc and 1.1% lead and 10.5 metres at 1.2% zinc and 8.1% lead, and
- Hole YA-1 which intersected 16 metres at 4.8% zinc and 1.3% lead.

Three additional holes have been drilled at Yanque and samples are being transported for assaying. Two twin holes have been drilled and the entire core from these holes is being shipped to South Africa for use in the ongoing metallurgical test work program. Upon completion of the metallurgical holes, exploration and infill drilling at Yanque will continue as part of a planned 10,000-metre exploration program.

Drilling at Accha continued to target the main southern limb of mineralization at depth and along strike to the west. Additionally, five holes were drilled targeting a northern limb to the main southern dipping fold structure. Highlights of the Accha drilling include:

- Hole AC-55 which intersected 37 metres at 5.0% zinc (which included an interval of 8 metres at 9.4% zinc and 2.8% lead) and 8 metres at 17.1% zinc and 2.5% lead, and
- Hole AC-60 which intersected 14 metres at 19.1% zinc.

All results are core interval length. Full results, including estimated true widths for drill holes within the Accha deposit, are presented in the attached tables. Drill hole location maps for each deposit and news releases relating to previous exploration results are available on Zincore's website at www.zincoremetals.com.

At Accha, where 62 exploration holes have been drilled since the program started, geotechnical and investigative drilling is ongoing associated with waste dump, tailing and pit designs as part of the engineering program. A mineral resource estimate at Accha incorporating all recent and historical drill results is being completed. As planned, upon completion of the geotechnical drilling, the focus of exploration work will shift to the Yanque deposit to advance the deposit and enable engineering and technical work to be started.

President and CEO Timo Jauristo commented, "It is encouraging to see successful initial results from the drilling on the Yanque deposit coupled with continued positive exploration at the Accha deposit. Our surface work at Yanque shows mineralization outside of the inferred mineral resource area so we will be pushing hard through the second half of the year on our exploration program to better understand Yanque's size potential."

Yanque Deposit Exploration Results

Hole No.	Intersection along drill hole		Core Interval (metres)[1]	Zinc (%)	Lead (%)
	From (metres)	To (metres)			
YA-1	0.10	16.1	16.0	4.75	1.34
YA-2	**0.0**	**13.0**	**13.0**	**12.73[2]**	**1.13**
	17.0	32.0	15.0	3.93	0.86
	47.85	**58.35**	**10.5**	**1.18**	**8.05[2]**

(1) Estimated true width not known.

(2) Contains some samples greater than 30% zinc or 30% lead. Average grades for these intervals have been calculated using 30% for these samples until re-assaying of such samples is completed.

Accha Deposit Exploration Results

Drill Holes Targeting Southern Limb

Hole No.	Intersection along drill hole		Core Interval (metres)	Estimated True Width (metres).	Zinc (%)	Lead (%)
	From (metres)	To (metres)				
AC-54	No significant values					
AC-55	**364.5**	**401.3**	**36.8[2]**	**20.4[2]**	**5.01[2]**	**0.98[2]**
Including	**376.5**	**384.5**	**8.0**	**4.4**	**9.39**	**2.79**
	408.7	**416.8**	**8.1**	**4.4**	**17.14**	**2.48**
	425.7	434.7	9.0	5.0	3.34	0.12
AC-56	No significant values					
AC-61	474.0	481.0	7.0	5.2	1.97	0.36

(3) Interval includes 1.45 metres of lost core at zero grade.

Drill Holes Targeting Northern Limb

Hole No.	Intersection along drill hole		Core Interval (metres)	Estimated True Width (metres).	Zinc (%)	Lead (%)
	From (metres)	To (metres)				
AC-57	84.1	89.1	5.0	3.9	5.15	1.27
AC-58	1.0	8.0	7.0	7.0	5.55	0.02
AC-59	No significant values					
AC-60	**22.1**	**36.1**	**14.0**	**14.0**	**19.11**	**0.42**
AC-62	2.0	11.0	9.0	9.0	3.38	0.18
	45.0	57.6	12.6	12.6	5.27	0.11

Quality Control

Zincore has implemented a quality control program to ensure best practice in litho geochemical sampling and analysis of rock chips, trench, tunnel and drill core samples.

All drill core samples (approximately one metre, half-core composites) are shipped in security sealed bags via a private trucking company directly to the ALS Peru Laboratories facility in Lima. All samples for the resource drill program are digested using a three acid digestion and analyzed by two packages. Zinc and lead are determined by Atomic Absorption and if the results exceed 30% they are re-assayed by volumetric methods. All samples are also assayed by ICP for 25 elements (also using the three acid digestion for complete dissolution).

The Company submits its own standards and blanks as a measure of the accuracy of the analysis. All pulps and coarse rejects are being recovered and stored. Prior to a new resource calculation, 10% of all samples used in the resource calculation will be re-assayed at a second laboratory using the same analytical techniques described above. Both a re-assay of the pulp and of a new pulp prepared from the coarse reject will be used.

Vernon Arseneau, P.Geo., Exploration Manager, Peru for Zincore is supervising the exploration program and is the qualified person as defined under National Instrument 43-101 for this news release.

About Zincore

Zincore's strategy is to become a leading, low-cost zinc producer with the immediate objective of advancing its 100% owned Accha-Yanque property toward a development decision through a disciplined process of exploration, drilling and resource definition, and technical studies. Zincore holds a portfolio of other zinc exploration properties in southern Peru and intends to pursue additional zinc opportunities elsewhere in Latin America.

About the Accha-Yanque Project

The Accha-Yanque property consists of 56 concessions over a 30-kilometre distance in southern Peru. At the north end of the property is the Accha deposit and at the south end is the Yanque deposit. A number of zinc prospects with limited prior exploration occur between these two deposits. A total of 56 holes were completed by Cominco Ltd., Savage Resources Ltd. ("Savage"), and Pasminco Limited ("Pasminco") at the Accha deposit for 13,500 metres. Rio Tinto drilled 13 holes totaling 1,320 metres at Yanque.

Savage, and later, Pasminco, which acquired Savage, evaluated Accha between 1998 and 2001. Two historical resource estimates under the AUSIMM JORC standards were calculated for the Accha deposit using differing assumptions. In 1999, Kvaerner Metals ("Kvaerner"), under engagement to Savage calculated an indicated mineral resource of approximately 7.0 million tones grading 8.9% zinc and an inferred mineral resource of 1.8 million tones grading 8.9% zinc.

In 2000, Pasminco calculated an indicated mineral resource of approximately 3.8 million tones grading 8.9% zinc and 1.0% lead and an inferred mineral resource of 2.0 million tones grading 11.4% zinc and 1.9% lead under more conservative assumptions. In 2006, based on the historical drilling, a 43-101 compliant inferred mineral resource was calculated at Yanque of approximately 6.6 million tonnes grading 5.3% zinc and 3.5% lead.

Cautionary Note Regarding Mineral Resource Estimates
The qualified person for the Accha-Yanque technical report is L.D.S. Winter, P.Geo., an independent consulting geologist as defined under NI 43-101. Historical mineral resource estimates have not been reconciled to the mineral resource categories of NI 43-101 and sufficient work has not been done to classify these estimates as current mineral resources. For details on the Accha historical mineral resource estimates and the Yanque current mineral resource estimate, see Zincore's prospectus relating to its IPO dated October 26, 2006, which was filed with Canadian securities regulatory authorities and is available on SEDAR (www.sedar.com).

Forward-looking Statements
Statements in this release that are forward looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Annual Information Form of Zincore dated March 26, 2007 which is filed with Canadian securities regulatory authorities and available on SEDAR (www.sedar.com). Such information contained herein represents management's best judgment as of the date hereof based on information currently available. Zincore does not assume the obligation to update any forward-looking statements.

For more information please contact:
Zincore Metals Inc.
Meghan Brown, Manager Investor Relations
(604) 669-6611
investorrelations@zincoremetals.com

ZINCORE METALS INC.

PRESS RELEASE

July 31, 2007

ZINCORE OPTIONS ANTELOPE ZINC OXIDE PROPERTY IN NEVADA

Vancouver, B.C. – **Zincore Metals Inc. (ZNC-TSX)** ("Zincore" or "the Company") has signed a binding letter of intent ("LOI") with AuEx Ventures, Inc. ("AuEx"), a Nevada-based exploration company, to earn up to 70% of AuEx's Antelope zinc oxide property in Nye County, Nevada. Under the terms of the LOI, Zincore has been granted the option to earn a 51% undivided interest in the Antelope project by completing $1 million in exploration expenditures within four years. Upon completing the initial earn-in, Zincore has the option to earn an additional 19% undivided interest in the property, for a total 70% interest, by funding all expenditures necessary to complete a feasibility study. Under the terms of the LOI, Zincore is committed to making a US$10,000 payment to AuEx upon signing of the definitive agreement and incurring US$50,000 in exploration costs within 12 months. Any further expenditure is at Zincore's election.

The Antelope property is an early stage zinc oxide prospect discovered by AuEx in 2006. A series of small prospect pits over an approximately 250-metre window of outcropping Paleozoic limestone show high-grade mineralization containing up to 36% zinc with minor lead. Zincore intends to complete further fieldwork to define and drill test targets within its committed spending and time requirements.

About Zincore
Zincore's strategy is to become a leading, low-cost zinc producer with the immediate objective of advancing its 100% owned Accha-Yanque property toward a development decision through a disciplined process of exploration, drilling and resource definition, and technical studies. Zincore holds a portfolio of other zinc exploration properties in southern Peru and intends to pursue additional zinc opportunities elsewhere in Latin America and China.

Forward-looking Statements
Statements in this release that are forward looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Annual Information Form of Zincore dated March 26, 2007 which is filed with Canadian securities regulatory authorities and available on SEDAR (www.sedar.com). Such information contained herein represents management's best judgment as of the date hereof based on information currently available. Zincore does not assume the obligation to update any forward-looking statements.

For more information please contact:

Meghan Brown
Manager, Investor Relations
tel (604) 669 2525 or (604) 669 6611
e-mail: mbrown@zincoremetals.com

Greg Martin
Vice President and CFO
tel (604) 669 6611
e-mail : investorrelations@zincoremetals.com

ZINCORE METALS INC.

PRESS RELEASE

ZINCORE DRILLS 64 METRES GRADING 9.7% ZINC AT ACCHA AND INITIATES EXPLORATION AT YANQUE

May 10, 2007

Vancouver, B.C. – **Zincore Metals Inc. (ZNC-TSX)** ("Zincore" or "the Company") announces results from the 13 most recent holes drilled at its 100%-owned Accha deposit in Peru. Drilling continues to extend mineralization along strike to the west of the historical mineral resources and infill areas within the high-grade historical mineral resources. Eight of the most recent holes were exploration holes outside of the historical mineral resource areas and five were definition holes within or below the historical mineral resource areas.

The current focus of 20,000-metre exploration drilling program at Accha is to extend zinc mineralization (which is spatially associated with an east-west trending fold structure) along strike to the west. Highlights of the most recent exploration drilling include:

- Hole AC-42 which intersected 64 metres at 9.7% zinc including intervals of 17 metres at 14.5% zinc and 13 metres at 16.7% zinc
- Hole AC-33 which intersected 18 metres at 6.4% zinc

Hole AC-42, which intersected the widest section of ore-grade mineralization drilled to date on the property, was 50 metres west of the previous most westerly drill holes and approximately 100 metres west of the historical mineral resource envelope. Hole AC-33 was an additional 150 metre step-out to the west of hole AC-42, and intersected what is interpreted as the northern edge of the fold structure.

Commenting on the exploration drilling, Zincore's President and CEO Timo Jauristo said: "Hole AC-42 is certainly the highlight of the drilling and demonstrates that wide zones of high-grade mineralization extend to the west. The thickness of the intersection at that grade is an encouraging result. A number of our exploration holes targeted the extension of the fold structure to the north. While these holes intersected mineralization and the favourable alteration, these results combined with results from AC-41 and AC-42 has led to reinterpret the trend of the high-grade mineralization further to the south. We have now commenced step-out drill holes to the south of holes AC-27, AC-32 and AC-39."

Infill drilling continues to upgrade drill density within the historical mineral resource envelope. Highlights of the most recent infill drilling include:

- Hole AC-38 which intersected 15 metres at 9.8% zinc and 24 metres at 18.6% zinc including an interval of 12 metres at 36.0% zinc
- Hole AC-36 which intersected 32 metres at 4.8% zinc from 23 metres including an interval of 6 metres at 18.0% zinc

A total of 44 holes totaling 8,370 meters have been drilled at Accha with three rigs continuing on site. A drill hole location map is available on Zincore's website at www.zincoremetals.com.

At the Yanque deposit, Zincore has signed an agreement with local communities that grants Zincore access to the property to conduct exploration work on the deposit. Yanque, 30 kilometers southwest of the Accha deposit, is the other known deposit within the Accha-Yanque Project and hosts an inferred mineral resource of 6.6 million tonnes grading 5.3% zinc and 3.5% lead. Crews from the local community have already commenced upgrading the access road to the project site.

Field work consisting of mapping, trenching and water sampling will begin shortly and applications for drill permits are being prepared. A 10,000-metre drill program is planned for 2007 at the Yanque deposit.

Definition Drill Holes					
Hole No.	**Intersection**		**Estimated True Width (metres)**	**Zinc (%)**	**Lead (%)**
	From (metres)	**To (metres)**			
AC-34	256.8	261.8	3.7	5.29	0.55
AC-35	No significant values				
AC-36	**6.5**	**10.9**	**4.4**	**11.18**	**0.83**
	22.5	54.4	31.9	4.76	0.07
including	**40.0**	**46.0**	**6.0**	**18.03**	**0.12**
	65.5	77.9	11.7	3.14	0.08
	81.9	90.1	8.5	1.78	0.09
AC-37	No significant values				
AC-38	**8.0**	**22.2**	**15.2**	**9.82**	**1.96**
	25.2	35.7	10.5	4.54	0.19
	45.8	**71.2**	**24.4**	**18.64**	**0.03**
including	**45.8**	**58.3**	**12.0**	**35.98**	**2.92**

Exploration Drill Holes					
Hole No.	**Intersection**		**Core Interval* (metres)**	**Zinc (%)**	**Lead (%)**
	From (metres)	**To (metres)**			
AC-27	No significant values				
AC-31	198.3	206.3	8.0	2.52	0.50
AC-32	No significant values				
AC-33	**361.0**	**379.4**	**18.4**	**6.43**	**1.25**
AC-39	No significant values				
AC-40	255.0	276.0	21	1.21	0.14
AC-41	182.7	204.2	21.5	4.16	0.78
AC-42	**128.5**	**192.8**	**64.3**	**9.71**	**3.23**
including	**133.0**	**138.0**	**5.0**	**11.90**	**18.46**
including	**142.0**	**159.3**	**17.3**	**14.53**	**2.98**
including	**165.8**	**178.8**	**13.0**	**16.73**	**1.84**
	209.8	212.8	3.0	5.65	0.20

* True widths not currently known

Quality Control
Zincore has implemented a quality control program to ensure best practice in litho geochemical sampling and analysis of rock chips, trench, tunnel and drill core samples.

All drill core samples (approximately one metre, half-core composites) are shipped in security sealed bags via a private trucking company directly to the ALS Peru Laboratories facility in Lima. All samples for the resource drill program are digested using a three acid digestion and analyzed by two packages. Zinc and lead are determined by Atomic Absorption and if the results exceed 30% they are re-assayed by volumetric methods. All samples are also assayed by ICP for 25 elements (also using the three acid digestion for complete dissolution).

The Company submits its own standards and blanks as a measure of the accuracy of the analysis. All pulps and coarse rejects are being recovered and stored. Prior to a new resource calculation, 10% of all samples used in the resource calculation will be re-assayed at a second laboratory using the same analytical techniques described above. Both a re-assay of the pulp and of a new pulp prepared from the coarse reject will be used.

Vernon Arseneau, P.Geo., Exploration Manager, Peru for Zincore is supervising the exploration program and is the qualified person as defined under National Instrument 43-101 for this news release.

About Zincore
Zincore's strategy is to become a leading, low-cost zinc producer with the immediate objective of advancing its 100% owned Accha-Yanque property toward a development decision through a disciplined process of exploration, drilling and resource definition, and technical studies. Zincore holds a portfolio of other zinc exploration properties in southern Peru and intends to pursue additional zinc opportunities elsewhere in Latin America and China.

About the Accha Deposit
The Accha-Yanque property consists of 56 concessions over a 30-kilometre distance in southern Peru. At the north end of the property is the Accha deposit and at the south end is the Yanque deposit. A number of zinc prospects with limited prior exploration occur between these two deposits. A total of 56 holes were completed by Cominco Ltd., Savage Resources Ltd. ("Savage"), and Pasminco Limited ("Pasminco") at the Accha deposit for 13,500 metres.

Savage, and later, Pasminco, which acquired Savage, evaluated Accha between 1998 and 2001. Two historical resource estimates under the AUSIMM JORC standards were calculated for the Accha deposit using differing assumptions. In 1999, Kvaerner Metals ("Kvaerner"), under engagement to Savage calculated an indicated mineral resource of approximately 7.0 million tonnes grading 8.9% zinc and an inferred mineral resource of 1.8 million tonnes grading 8.9% zinc. In 2000, Pasminco calculated an indicated mineral resource of approximately 3.8 million tonnes grading 8.9% zinc and 1.0% lead and an inferred mineral resource of 2.0 million tonnes grading 11.4% zinc and 1.9% lead under more conservative assumptions.

Cautionary Note Regarding Mineral Resource Estimates
The qualified person for the Accha-Yanque technical report is L.D.S. Winter, P.Geo., an independent consulting geologist as defined under NI 43-101. Historical mineral resource estimates have not been reconciled to the mineral resource categories of NI 43-101 and sufficient work has not been done to classify these estimates as current mineral resources. For details on the Accha historical mineral resource estimates and the Yanque current mineral resource estimate, see Zincore's prospectus relating to its IPO dated October 26, 2006, which was filed with Canadian securities regulatory authorities and is available on SEDAR (www.sedar.com).

Forward-looking Statements
Statements in this release that are forward looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Annual Information Form of Zincore dated March 26, 2007 which is filed with Canadian securities regulatory authorities and available on SEDAR (www.sedar.com). Such information contained herein represents management's best judgment as of the date hereof based on information

currently available. Zincore does not assume the obligation to update any forward-looking statements.

For more information please contact:

Zincore Metals Inc.
Meghan Brown, Manager Investor Relations
or
Greg Martin, Vice President and CFO
(604) 669-6611
investorrelations@zincoremetals.com

ZINCORE METALS INC.

PRESS RELEASE

ZINCORE EXTENDS MINERALIZATION AT ACCHA DEPOSIT

March 27, 2007

Vancouver, B.C. – **Zincore Metals Inc. (ZNC-TSX)** ("Zincore" or "the Company") announces results from the latest drilling at its 100% owned Accha-Yanque zinc project in southern Peru that intersected significant high-grade mineralization at Accha, both within the historic mineral resource envelope as well as outside this envelope. Nineteen diamond drill holes have been completed on the Accha deposit since the Company's last press release, with assay results available for fifteen holes. In total, thirty-three exploration holes totaling 5,771 metres and five metallurgical holes totaling 920 metres have been drilled as part of the planned 20,000-metre program.

Two holes (AC-20 and AC-21) were drilled 50 metres west of the extent of the historic mineral resources. Both holes intersected high-grade strike extensions of the mineralized zone at shallow depths. Highlights include:

- AC-20 12.0 metres at 9.6% zinc from 109 metres
- AC-21 34.5 metres at 7.8% zinc from 123 metres

These holes demonstrate that high-grade mineralization extends along strike to the west and additional step-out drilling west of the historic mineral resources is underway.

Two holes (AC-16 and AC-23) were drilled 50 metres east of the historic mineral resources to confirm that the mineralization was closed off in this direction. Hole AC-16 intersected 13.2% zinc over seven metres. Based on this positive result, the Company is reviewing its model to assess potential for the deposit to expand to the east of the historical mineral resources.

Eleven holes were drilled within the strike length of the historical mineral resources, eight as infill and three (AC-15, AC-19 and AC-25) to test down dip extensions of mineralization. Infill drilling continued to confirm the high-grade nature of the Accha mineralization and all three depth-extension holes intersected significant widths showing high-grade zinc mineralization.
Highlights include:

- AC-15 20.6 metres at 19.4% zinc from 75 metres
- AC-22 21.9 metres at 17.3% zinc from 15 metres
- AC-18 15.4 metres at 11.0% zinc from 25 metres
- AC-30 13.6 metres at 12.6% zinc and 5.39% lead from 57 metres
- AC-26 10.5 metres at 9.9% zinc from 171 metres

Timo Jauristo, President and CEO commented, "The results of the drilling program on Accha have been exceptional. The infill portion of the program has successfully achieved its objectives of validating the historical drilling while demonstrating the down dip continuity of the mineralization. With our step-out drilling already showing success we remain convinced of our ability to increase the mineral resources at Accha."

Three drill rigs are on site continuing with step-out drilling, particularly along strike to the west and down-dip to the south. Additional infill drilling will increase the drilling density within the strike length of the historical mineral resources. A drill hole location map and cross sections will be available on our website at www.zincoremetals.com later today.

SUITE 1650, 701 WEST GEORGIA STREET, PO BOX 10102, VANCOUVER, BC V7Y 1C6 CANADA
T 604.669.6611 F 604.688.5175 E info@zincoremetals.com W www.zincoremetals.com

Hole No.	Intersection		Estimated True Width (metres)	Zinc (%)	Lead (%)
	From (metres)	To (metres)			
AC-15	**74.85**	**101.25**	**20.6**	**19.44**	**1.36**
including	**77.85**	**90.85**	**10.1**	**29.26**	**2.54**
	117.60	127.00	7.3	1.18	0.26
AC-16	**68.90**	**75.90**	**7.0**	**13.12**	**1.02**
AC-17	27.00	52.00	19.8	4.10	0.24
including	35.00	41.00	4.7	7.86	0.53
AC-18	**14.00**	**19.00**	**3.0**	**18.88**	**0.31**
	25.00	**56.00**	**15.4**	**10.99**	**0.44**
including	**25.00**	**32.00**	**3.5**	**21.28**	**0.75**
	62.00	**66.00**	**2.0**	**7.87**	**0.73**
AC-19	**111.85**	**114.85**	**3.0**	**10.44**	**0.04**
	123.85	**136.85**	**13.0**	**5.54**	**0.13**
AC-20	**108.50**	**120.50**	**12.0**	**9.56**	**1.16**
	137.40	140 (end of hole)	2.6	6.97	0.57
AC-21	114.25	118.25	4.0	2.98	0.50
	123.25	**162.25**	**34.5**	**7.80**	**1.25**
including	**132.25**	**141.25**	**8.0**	**15.81**	**1.61**
	171.25	178.25	6.2	5.04	1.06
AC-22	**15.00**	**51.00**	**21.9**	**17.26**	**0.29**
including	**16.00**	**31.00**	**9.8**	**19.37**	**0.31**
and	**38.00**	**51.00**	**7.9**	**21.85**	**0.22**
AC-23	no significant assays				
AC-24	**39.50**	**57.50**	**16.4**	**5.95**	**1.71**
AC-25	**208.00**	**216.00**	**6.0**	**17.62**	**0.74**
AC-26	135.10	163.20	19.4	1.33	0.12
	171.20	**186.50**	**10.5**	**9.94**	**0.44**
including	**178.20**	**185.50**	**5.0**	**16.51**	**0.68**
AC-27	Assays not yet received				

Hole No.	Intersection		Estimated True Width (metres)	Zinc (%)	Lead (%)
	From (metres)	To (metres)			
AC-28	11.00	31.00	18.9	5.39	0.53
including	11.00	18.00	6.6	7.99	0.64
	37.90	46.80	8.5	2.45	0.15
AC-29	12.00	16.00	3.8	3.03	0.35
	38.50	43.50	4.8	6.97	0.28
AC-30	**57.05**	**71.30**	**13.6**	**12.57**	**5.29**
	93.35	**100.75**	**7.0**	**9.20**	**0.84**

Quality Control
Zincore has implemented a quality control program to ensure best practice in litho geochemical sampling and analysis of rock chips, trench, tunnel and drill core samples.

All drill core samples (approximately one metre, half-core composites) are shipped in security sealed bags via a private trucking company directly to the ALS Peru Laboratories facility in Lima. All samples for the resource drill program are digested using a three acid digestion and analyzed by two packages. Zinc and lead are determined by Atomic Absorption and if the results exceed 30% they are re-assayed by volumetric methods. All samples are also assayed by ICP for 25 elements (also using the three acid digestion for complete dissolution).

The Company submits its own standards and blanks as a measure of the accuracy of the analysis. All pulps and coarse rejects are being recovered and stored. Prior to a new resource calculation, 10% of all samples used in the resource calculation will be re-assayed at a second laboratory using the same analytical techniques described above. Both a re-assay of the pulp and of a new pulp prepared from the coarse reject will be used.

Vernon Arseneau, P.Geo., Exploration Manager, Peru for Zincore is supervising the exploration program and is the qualified person as defined under National Instrument 43-101 for this news release.

About Zincore
Zincore's strategy is to become a leading, low-cost zinc producer with the immediate objective of advancing its 100% owned Accha-Yanque property toward a development decision through a disciplined process of exploration, drilling and resource definition, and technical studies. Zincore holds a portfolio of other zinc exploration properties in southern Peru and intends to pursue additional zinc opportunities elsewhere in Latin America and China.

About the Accha Deposit
The Accha-Yanque property consists of 56 concessions over a 30-kilometre distance in southern Peru. At the north end of the property is the Accha deposit and at the south end is the Yanque deposit. A number of zinc prospects with limited prior exploration occur between these two deposits. A total of 56 holes were completed by Cominco Ltd., Savage Resources Ltd. ("Savage"), and Pasminco Limited ("Pasminco") at the Accha deposit for 13,500 metres.

Savage, and later, Pasminco, which acquired Savage, evaluated Accha between 1998 and 2001. Two historical resource estimates under the AUSIMM JORC standards were calculated for the Accha deposit using differing assumptions. In 1999, Kvaerner Metals ("Kvaerner"), under engagement to Savage calculated an indicated mineral resource of approximately 7.0 million

tonnes grading 8.9% zinc and an inferred mineral resource of 1.8 million tonnes grading 8.9% zinc. In 2000, Pasminco calculated an indicated mineral resource of approximately 3.8 million tonnes grading 8.9% zinc and 1.0% lead and an inferred mineral resource of 2.0 million tonnes grading 11.4% zinc and 1.9% lead under more conservative assumptions.

Cautionary Note Regarding Mineral Resource Estimates
The qualified person for the Accha-Yanque technical report is L.D.S. Winter, P.Geo., an independent consulting geologist as defined under NI 43-101. Historical mineral resource estimates have not been reconciled to the mineral resource categories of NI 43-101 and sufficient work has not been done to classify these estimates as current mineral resources. For details on the Accha historical mineral resource estimates and the Yanque current mineral resource estimate, see Zincore's prospectus relating to its IPO dated October 26, 2006, which was filed with Canadian securities regulatory authorities and is available on SEDAR (www.sedar.com).

Forward-looking Statements
Statements in this release that are forward looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Annual Information Form of Zincore dated March 26, 2007 which is filed with Canadian securities regulatory authorities and available on SEDAR (www.sedar.com). Such information contained herein represents management's best judgment as of the date hereof based on information currently available. Zincore does not assume the obligation to update any forward-looking statements.

For more information please contact:

Zincore Metals Inc.
Meghan Brown, Manager Investor Relations
or
Greg Martin, Vice President and CFO
(604) 669-6611
investorrelations@zincoremetals.com

ZINCORE METALS INC.

PRESS RELEASE

ZINCORE ANNOUNCES ANNUAL AND SPECIAL MEETING

March 9, 2007

Vancouver, B.C. – **Zincore Metals Inc. (ZNC-TSX)** ("Zincore") announces that all shareholders of record on March 21, 2007 will be entitled to receive notice of and to vote at the Annual General and Special Meeting of shareholders, to be held on Thursday May 10, 2007 at 10:00am PDT at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, B.C.

About Zincore
Zincore's strategy is to become a leading, low-cost zinc producer with the immediate objective of advancing its 100% owned Accha-Yanque property toward a development decision through a disciplined process of exploration, drilling and resource definition, and technical studies. Zincore holds a portfolio of other zinc exploration properties in southern Peru and intends to pursue additional zinc opportunities elsewhere in Latin America and China.

For more information please contact:

Zincore Metals Inc.
Meghan Brown, Manager Investor Relations
or
Greg Martin, Vice President and CFO
(604) 669-6611
investorrelations@zincoremetals.com

ZINCORE METALS INC.

PRESS RELEASE

ZINCORE CONTINUES TO INTERSECT HIGH-GRADE ZINC AT ACCHA INCLUDING 39% ZINC OVER 11 METERS

February 28, 2007

Vancouver, B.C. – **Zincore Metals Inc. (ZNC-TSX)** ("Zincore" or "The Company") announces further high-grade oxide zinc intersections from its continuing 20,000 metre drill program on the Accha deposit at its 100% owned Accha-Yanque Project in southern Peru. Results from these ten holes continue to demonstrate extensive zones of near surface mineralization at Accha.

Highlights of this drilling include:

- 11 metres at 39% zinc from 113.20 metres
- 33 metres at 12.54% zinc from 209.25 metres and
- 34 metres at 9.42% zinc from 86.70 metres.

The drilling has focused on resource definition, with all of the ten holes drilled within or peripheral to the historical resource areas. Nine holes intersected open-pit grade zinc mineralization with four holes intersecting wide zones of mineralization grading greater than 9% zinc. Three rigs are now on site and have commenced step-out drilling to test expansion potential to the west, to the south, as well as to the east.

Hole No.	Intersection		Core Interval* (metres)	Zinc (%)	Lead (%)
	From (metres)	To (metres)			
DDH-AC-05	153.80	160.50	6.70	2.62	0.34
DDH-AC-06	**86.70**	**121.05**	**34.35**	**9.42**	**0.72**
including	**86.70**	**105.55**	**18.85**	**13.46**	**1.33**
DDH-AC-07	No significant intersections				
DDH-AC-08	**57.30**	**73.60**	**16.30**	**10.04**	**1.39**
including	**58.30**	**65.30**	**7.00**	**16.40**	**2.33**
	86.10	90.10	4.00	6.47	0.38
	96.10	End of Hole	23.90	2.79	0.14
DDH-AC-09	127.40	132.90	5.50	3.57	4.42
DDH-AC-10	**209.25**	**242.25**	**33.00**	**12.54**	**0.39**
including	**216.25**	**237.25**	**21.00**	**16.84**	**0.80**
DDH-AC-11	34.80	39.80	5.00	3.81	2.07

SUITE 1650, 701 WEST GEORGIA STREET, PO BOX 10102, VANCOUVER, BC V7Y 1C6 CANADA
T 604.669.6611 F 604.688.5175 E info@zincoremetals.com W www.zincoremetals.com

...more

Hole No.	Intersection		Core* Interval (metres)	Zinc (%)	Lead (%)
	From (metres)	To (metres)			
	45.80	57.80	12.00	3.01	0.07
DDH-AC-12	2.00	12.00	10.00	5.80	0.69
including	3.00	7.00	4.00	10.78	0.68
DDH-AC-13	96.80	106.80	10.00	6.42	**0.20**
	113.20	**128.20**	**15.00**	**29.80**	**0.10**
including	**113.20**	**124.20**	**11.00**	**39.08**	**0.13**
	135.70	139.90	4.20	3.21	0.10
	151.00	161.60	10.60	4.63	0.26
DDH-AC-14	130.20	135.20	5.00	4.06	0.37

*True widths are not known at this time.

Accha is one deposit within Zincore's 30-kilometer long Accha-Yanque zinc oxide belt in southern Peru. The drill program objectives include improving drill density within the historical mineral resource envelope (to approximately 50- by 50-metre spacing), testing for extensions of the Accha orebody along strike to the west and down-dip to the south, and collection of metallurgical samples. Results from the drill program will enable preparation of a current resource estimate under NI 43-101.

Zincore has engaged Watts, Griffis and McOuat Limited, an independent, Toronto-based international geological and mining consulting firm, to advise on the drilling program and complete the resource estimate. The Company has also initiated base line water sampling studies as well as initial socio-economic studies within the area of influence of the Accha project. Other baseline studies will begin over the coming months and the Company is currently in the process of evaluating several contractors to carry out these surveys. Metallurgical test work is in progress under the direction of Green Team Consultants International ("GTI").

Drill hole locations and a map of the Accha deposit may be viewed on the Company's website at http://www.zincoremetals.com/projects/accha.htm#maps

Quality Control

Zincore has implemented a quality control program to ensure best practice in litho geochemical sampling and analysis of rock chips, trench, tunnel and drill core samples.

All drill core samples (approximately one metre, half-core composites) are shipped in security sealed bags via a private trucking company directly to the ALS Peru Laboratories facility in Lima. All samples for the resource drill program are digested using a three acid digestion and analyzed by two packages. Zinc and lead are determined by Atomic Absorption and if the results exceed 30% they are re-assayed by volumetric methods. All samples are also assayed by ICP for 25 elements (also using the three acid digestion for complete dissolution).

The Company submits its own standards and blanks as a measure of the accuracy of the analysis. All pulps and coarse rejects are being recovered and stored. Prior to a new resource calculation, 10% of all samples used in the resource calculation will be re-assayed at a second laboratory using the same analytical techniques described above. Both a re-assay of the pulp and of a new pulp prepared from the coarse reject will be used.

Vernon Arseneau, P.Geo., Manager, Peru for Zincore is supervising the exploration program and is the qualified person as defined under National Instrument 43-101 for this news release.

About Zincore
Zincore's strategy is to become a leading, low-cost zinc producer with the immediate objective of advancing its 100% owned Accha-Yanque property toward a development decision through a disciplined process of exploration, drilling and resource definition, and technical studies. Zincore holds a portfolio of other zinc exploration properties in southern Peru and intends to pursue additional zinc opportunities elsewhere in Latin America and China.

About the Accha Deposit
The Accha-Yanque property consists of 56 concessions over a 30-kilometre distance in southern Peru. At the north end of the property is the Accha deposit and at the south end is the Yanque deposit. A number of zinc prospects with limited prior exploration occur between these two deposits. A total of 56 holes were completed by Cominco Ltd., Savage Resources Ltd. ("Savage"), and Pasminco Limited ("Pasminco") at the Accha deposit for 13,500 metres.

Savage, and later, Pasminco, which acquired Savage, evaluated Accha between 1998 and 2001. Two historical resource estimates under the AUSIMM JORC standards were calculated for the Accha deposit using differing assumptions. In 1999, Kvaerner Metals ("Kvaerner"), under engagement to Savage calculated an indicated mineral resource of approximately 7.0 million tonnes grading 8.9% zinc and an inferred mineral resource of 1.8 million tonnes grading 8.9% zinc. In 2000, Pasminco calculated an indicated mineral resource of approximately 3.8 million tonnes grading 8.9% zinc and 1.0% lead and an inferred mineral resource of 2.0 million tones grading 11.4% zinc and 1.9% lead under more conservative assumptions.

Cautionary Note Regarding Mineral Resource Estimates
The qualified person for the Accha-Yanque technical report is L.D.S. Winter, P.Geo., an independent consulting geologist as defined under NI 43-101. Historical mineral resource estimates have not been reconciled to the mineral resource categories of NI 43-101 and sufficient work has not been done to classify these estimates as current mineral resources. For details on the Accha historical mineral resource estimates and the Yanque current mineral resource estimate, see Zincore's prospectus relating to its IPO dated October 26, 2006, which was filed with Canadian securities regulatory authorities and is available on SEDAR (www.sedar.com).

Forward-looking Statements
Statements in this release that are forward looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the prospectus of Zincore relating to its IPO which is filed with Canadian securities regulatory authorities and available on SEDAR (www.sedar.com). Such information contained herein represents management's best judgment as of the date hereof based on information currently available. Zincore does not assume the obligation to update any forward-looking statements.

For more information please contact:

Zincore Metals Inc.
Meghan Brown, Manager Investor Relations
or
Greg Martin, Vice President and CFO
(604) 669-6611
investorrelations@zincoremetals.com

ZINCORE METALS INC.

PRESS RELEASE

ZINCORE AND BRETT EXECUTE DEFINITIVE EARN-IN AGREEMENTS ON CERRO CONDORINI PROPERTY

February 22, 2007

Vancouver, B.C. – **Zincore Metals Inc. (ZNC-TSX)** ("Zincore" or "The Company") and Brett Resources Inc. ("Brett") have signed definitive agreements regarding Zincore's earn-in of Brett's Cerro Condorini property in southern Peru.

The Condorini properties host several historic mining areas. Early stage exploration work by Brett and Zincore identified numerous areas with widespread zinc oxide mineralization within the 3,600 hectare property. Surface exposures within these areas are limited, with selective sampling returning high-grade zinc, including 9.0 metres at 9.3% zinc and 4.2% lead, 6.0 metres at 4.5% zinc and 2.4% lead and 2.4 metres of 13.4% zinc. Several other prospects were identified containing high-grade silver (100 to 600 grams per tonne) associated with copper and lead in historic workings.

Initial work will include mapping and trenching to define the geometry and tenor of identified mineralized zones, further general reconnaissance exploration to identify additional mineralized areas and a drilling program to test priority targets. Zincore will manage the exploration program.

Under the terms of the agreement, Zincore can earn a 60% interest in the property by spending a total of US$1.5 million on exploration on the properties over three years and making payments to Brett totaling US$75,000. Of these amounts, US$200,000 of expenditures and US$25,000 in payments are committed. Zincore has rights to earn an additional 20% in two equal tranches, for a total interest in the properties of 80%, by spending US$2.5 million over a further two years and US$4.0 million over a subsequent four years, respectively, on exploration and development of the properties.

Timo Jauristo, Zincore's President and CEO noted, "The Cerro Condorini agreement fits into our strategy of gaining high potential zinc opportunities in Peru. The evidence of mining activities on the property combined with promising surface exploration results is encouraging. Zincore's exploration team will pursue these targets and rapidly determine their potential."

"Having a partner of Zincore's stature to carry on the exploration of Condorini is an ideal fit for Brett," commented Thomas Hasek, Brett's President. "They have the infrastructure and people in Peru to explore the properties efficiently and build on the early stage work."

Qualified Person

Vernon Arseneau, P.Geo., Manager, Peru for Zincore is supervising the exploration program and is the qualified person as defined under National Instrument 43-101 for this news release.

About Zincore

Zincore's strategy is to become a leading, low-cost zinc producer with the immediate objective of advancing its 100% owned Accha-Yanque property toward a development decision through a disciplined process of exploration, drilling and resource definition, and technical studies. Zincore holds a portfolio of other zinc exploration properties in southern Peru and intends to pursue additional zinc opportunities elsewhere in Latin America and China.

SUITE 1650, 701 WEST GEORGIA STREET, PO BOX 10102, VANCOUVER, BC V7Y 1C6 CANADA
T 604.669.6611 F 604.688.5175 E info@zincoremetals.com W www.zincoremetals.com

Forward-looking Statements

Statements in this release that are forward looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the prospectus of Zincore relating to its IPO which is filed with Canadian securities regulatory authorities and available on SEDAR (www.sedar.com). Such information contained herein represents management's best judgment as of the date hereof based on information currently available. Zincore does not assume the obligation to update any forward-looking statements.

For more information please contact:

Zincore Metals Inc.
Meghan Brown, Manager Investor Relations
or
Greg Martin, Vice President and CFO
(604) 669-6611
investorrelations@zincoremetals.com

ZINCORE METALS INC.

RECEIVED

2007 JAN -7 A 3:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

ZINCORE METALS REPORTS INITIAL DRILL RESULTS AT ACCHA DEPOSIT IN PERU, INCLUDING 35 METRES AT 9.3% ZINC

January 18, 2007

Vancouver, B.C. – **Zincore Metals Inc. (ZNC-TSX)** ("Zincore" or "The Company") announces drill results from four holes drilled at its 100%-owned Accha zinc deposit in southern Peru. These holes represent the first drilled as part of the 20,000-metre HQ diamond drill program at Accha that began on November 23, 2006.

Results confirm the high-grade, open pit nature of the Accha deposit. Highlights include:

- 34.89 metres at 9.31% zinc from 47.81 metres and
- 17.26 metres at 8.65% zinc from 102.84 metres.

Drill holes AC-01 to AC-04 were drilled within the main ore deposit and form part of the resource definition phase of the drill program. All intersected mineralization consists of zinc carbonates and zinc oxides. The holes were spaced across a 200 metre strike length of the eastern part of the Accha deposit. A twinned hole was drilled at each location and mineralised core is being sent to the Company's consultants for use in the metallurgical test work program. Two holes intersected a lower zone of mineralization that had not been reported in the historical drilling.

Timo Jauristo, Zincore's President and CEO stated, "These results demonstrate the near surface, high-grade nature of the Accha deposit and confirm the continuity of mineralization in these areas. The drilling met or exceeded our expectations based on the historical model and the new mineralization identified at depth is encouraging. We continue an aggressive program of resource definition drilling and will then commence our step-out exploration program aimed at extending the mineralization."

Accha is one deposit within Zincore's 30-kilometer long Accha-Yanque zinc oxide belt in southern Peru. Two drills are currently active on the property. The drill program objectives include improving drill density within the historical mineral resource envelope (to approximately 50- by 50-metre spacing), testing for extensions of the Accha orebody along strike to the west and down-dip to the south, and collection of metallurgical samples. Results from the drill program will enable preparation of a current resource estimate under NI 43-101.

Hole No.	Intersection		Core Interval (metres)	Zinc (%)	Lead (%)
	From (metres)	To (metres)			
AC-01	**60.93**	**65.1**	**4.17**	**1.63**	**0.13**
	79.00	**90.20**	**11.20**	**4.51**	**0.18**
including	82.75	86.42	3.67	8.09	0.02
	118.27	**119.96**	**1.69**	**6.46**	**0.42**

Hole No.	Intersection		Core Interval (metres)	Zinc (%)	Lead (%)
	From (metres)	To (metres)			
	134.35	**136.60**	**2.25**	**13.67**	**0.45**
AC-02	**47.81**	**82.70**	**34.89**	**9.31**	**1.27**
including	52.20	61.03	8.83	17.88	0.64
and	69.78	73.05	**3.27**	**22.67**	1.02
	84.50	**98.80**	**13.40**	**1.95**	**0.08**
	98.80	**104.77**	**5.97**	**11.00**	**0.17**
AC-03	**101.80**	**114.85**	**13.05**	**8.65**	**2.41**
including	103.00	106.70	3.70	23.37	2.78
AC-04	**102.84**	**120.1**	**17.26**	**8.65**	**0.97**
including	109.9	118.4	8.5	13.64	1.07
	125.35	**130.66**	**5.31**	**5.87**	**0.18**
	188.45	**193.4**	**4.95**	**5.64**	**1.3**

Zincore has engaged Watts, Griffis and McOuat Limited, an independent, Toronto-based international geological and mining consulting firm, to advise on the drilling program and complete the resource estimate. The Company has also initiated base line water sampling studies as well as initial socio-economic studies within the area of influence of the Accha project. Other baseline studies will begin over the coming months and the Company is currently in the process of evaluating several contractors to carry out these surveys. Metallurgical test work is in progress under the direction of Green Team Consultants International ("GTI").

Drill hole locations and a map of the Accha deposit may be viewed on the Company's website at http://www.zincoremetals.com/projects/accha.htm#maps

Quality Control
Zincore has implemented a quality control program to ensure best practice in litho geochemical sampling and analysis of rock chips, trench, tunnel and drill core samples.

All drill core samples (approximately one metre, half-core composites) are shipped in security sealed bags via a private trucking company directly to the ALS Peru Laboratories facility in Lima. All samples for the resource drill program are digested using a three acid digestion and analyzed by two packages. Pb and Zn are determined by Atomic Absorption and if the results exceed 30% they are re-assayed by volumetric methods. All samples are also assayed by ICP for 25 elements (also using the three acid digestion for complete dissolution).

The Company submits its own standards and blanks as a measure of the accuracy of the analysis. All pulps and coarse rejects are being recovered and stored. Prior to a new resource calculation, 10% of all samples used in the resource calculation will be re-assayed at a second laboratory using the same analytical techniques described above. Both a re-assay of the pulp and of a new pulp prepared from the coarse reject will be used.

Vernon Arseneau, P.Geo., Manager, Peru for Zincore is supervising the exploration program and is the qualified person as defined under National Instrument 43-101 for this news release.

About Zincore

Zincore's strategy is to become a leading, low-cost zinc producer with the immediate objective of advancing its 100% owned Accha-Yanque property toward a development decision through a disciplined process of exploration, drilling and resource definition, and technical studies. Zincore holds a portfolio of other zinc exploration properties in southern Peru and intends to pursue additional zinc opportunities elsewhere in Latin America and China.

About the Accha Deposit

The Accha-Yanque property consists of 56 concessions over a 30-kilometre distance in southern Peru. At the north end of the property is the Accha deposit and at the south end is the Yanque deposit. A number of zinc prospects with limited prior exploration occur between these two deposits. A total of 56 holes were completed by Cominco Ltd., Savage Resources Ltd. ("Savage"), and Pasminco Limited ("Pasminco") at the Accha deposit for 13,500 metres.

Savage, and later, Pasminco, which acquired Savage, evaluated Accha between 1998 and 2001. Two historical resource estimates under the AUSIMM JORC standards were calculated for the Accha deposit using differing assumptions. In 1999, Kvaerner Metals ("Kvaerner"), under engagement to Savage calculated an indicated mineral resource of approximately 7.0 million tonnes grading 8.9% zinc and an inferred mineral resource of 1.8 million tonnes grading 8.9% zinc. In 2000, Pasminco calculated an indicated mineral resource of approximately 3.8 million tonnes grading 8.9% zinc and 1.0% lead and an inferred mineral resource of 2.0 million tones grading 11.4% zinc and 1.9% lead under more conservative assumptions.

Cautionary Note Regarding Mineral Resource Estimates

The qualified person for the Accha-Yanque technical report is L.D.S. Winter, P.Geo., an independent consulting geologist as defined under NI 43-101. Historical mineral resource estimates have not been reconciled to the mineral resource categories of NI 43-101 and sufficient work has not been done to classify these estimates as current mineral resources. For details on the Accha historical mineral resource estimates and the Yanque current mineral resource estimate, see Zincore's prospectus relating to its IPO dated October 26, 2006, which was filed with Canadian securities regulatory authorities and is available on SEDAR (www.sedar.com).

Forward-looking Statements

Statements in this release that are forward looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the prospectus of Zincore relating to its IPO which is filed with Canadian securities regulatory authorities and available on SEDAR (www.sedar.com). Such information contained herein represents management's best judgment as of the date hereof based on information currently available. Zincore does not assume the obligation to update any forward-looking statements.

For more information please contact:

Zincore Metals Inc.
Meghan Brown, Manager Investor Relations
or
Greg Martin, Vice President and CFO
(604) 669-6611
investorrelations@zincoremetals.com

ZINCORE METALS INC.

PRESS RELEASE

ZINCORE COMMENCES 20,000 METRE DRILLING PROGRAM AT ACCHA DEPOSIT

November 23, 2006

Vancouver, B.C. – **Zincore Metals Inc. (ZNC-TSX)** ("Zincore") announces that, with the successful completion of its initial public offering and receipt of a drilling permit for its Accha zinc oxide deposit drilling operations at Accha have begun. The Accha deposit is one of two known deposits on Zincore's 45,000 hectare, 100% owned Accha-Yanque property in southern Peru. The planned drill program for the Accha deposit consists of approximately 20,000 metres of HQ diamond drilling. Two drill rigs have been mobilized to site and a third rig is planned for early 2007.

The Accha deposit was previously explored with 56 drill holes totaling 13,500 metres defining the deposit and two historical JORC resource estimates were completed based on this drilling (see "About the Accha Deposit" below). The drill program objectives include obtaining additional material for metallurgical testing and improving drill density within the historical mineral resource envelope. The Accha deposit remains open along strike to the west and down-dip to the south and step out drilling targeted at expanding the deposit will test these areas. Results from the drill program will enable preparation of a current resource estimate under NI 43-101.

Zincore's Peruvian subsidiary is managing the program, Bradley-MDH S.A.C. has been awarded the drilling contract and Watts Griffis & McOuat, who has significant experience consulting on non-sulphide zinc deposits, has been retained to advise on the program and complete the resource estimate. Concurrently, metallurgical test work has commenced under the supervision of the GTI-Matomo Joint Venture who are industry leaders in zinc oxide processing, design and technology. Ore samples have been sent to Canadian, South African and Australian labs that are assisting with the work.

About Zincore Metals Inc.
Zincore's strategy is to become a leading, low-cost zinc producer with the immediate objective of advancing its 100% owned Accha-Yanque property toward a development decision through a disciplined process of exploration, drilling and resource definition, and technical studies. Zincore holds a portfolio of other zinc exploration properties in southern Peru and intends to pursue additional zinc opportunities elsewhere in Latin America and China.

About the Accha Deposit
The Accha-Yanque property consists of 56 concessions over a 30-kilometre distance in southern Peru. At the north end of the property is the Accha deposit and at the south end is the Yanque deposit. A number of zinc prospects with limited prior exploration occur between these two deposits. A total of 56 holes were completed by Cominco Ltd., Savage Resources Ltd. ("Savage"), and Pasminco Limited ("Pasminco") at the Accha deposit for 13,500 metres.

Savage, and later, Pasminco, which acquired Savage, evaluated Accha between 1998 and 2001. Two historical resource estimates under the AUSIMM JORC standards were calculated for the Accha deposit using differing assumptions. In 1999, Kvaerner Metals

("Kvaerner"), under engagement to Savage calculated an indicated mineral resource of approximately 7.0 million tonnes grading 8.9% zinc and an inferred mineral resource of 1.8 million tonnes grading 8.9% zinc. In 2000, Pasminco calculated an indicated mineral resource of approximately 3.8 million tonnes grading 8.9% zinc and 1.0% lead and an inferred mineral resource of 2.0 million tones grading 11.4% zinc and 1.9% lead under more conservative assumptions.

Cautionary Note Regarding Mineral Resource Estimates
The qualified person for the Accha-Yanque property is L.D.S. Winter, P.Geo., an independent consulting geologist as defined under NI 43-101. Historical mineral resource estimates have not been reconciled to the mineral resource categories of NI 43-101 and sufficient work has not been done to classify these estimates as current mineral resources. For details on the Accha historical mineral resource estimates and the Yanque current mineral resource estimate, see Zincore's prospectus relating to its IPO dated October 26, 2006, which was filed with Canadian securities regulatory authorities and is available on SEDAR (www.sedar.com).

Forward-looking Statements
Statements in this release that are forward looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the prospectus of Zincore relating to its IPO which is filed with Canadian securities regulatory authorities and available on SEDAR (www.sedar.com). Such information contained herein represents management's best judgment as of the date hereof based on information currently available. Zincore does not assume the obligation to update any forward-looking statements.

For more information please contact:

Zincore Metals Inc.
Meghan Brown, Manager Investor Relations
or
Greg Martin, Vice President and CFO
(604) 669-6611
investorrelations@zincoremetals.com

ZINCORE METALS INC.

PRESS RELEASE

OVER-ALLOTMENT OPTION ON ZINCORE'S IPO FULLY EXERCISED

This news release, required by applicable Canadian laws, is not for distribution to U.S. newswire services or for dissemination in the U.S., and does not constitute an offer of the securities described herein.

November 22, 2006

Vancouver, B.C. – **Zincore Metals Inc. (ZNC-TSX)** ("Zincore"), a Canadian exploration company with zinc projects in Peru, announces that the over-allotment option granted to the underwriters in connection with its initial public offering ("IPO") has been fully exercised and, as a result, Zincore issued two million shares and received net proceeds of $935,000.

Zincore's IPO of 38 million common shares at $0.50 per share closed on November 7, 2006. Net proceeds from the over-allotment option combined with the $17.8 million net proceeds raised through the IPO will be used for exploration, drilling and technical work on Zincore's Accha-Yanque and other zinc properties, as well as general and administrative costs and working capital as described in Zincore's prospectus relating to the IPO.

The IPO was underwritten by a syndicate led by Canaccord Capital Corporation, and including Raymond James Ltd. and Octagon Capital Corporation.

Zincore's portfolio of assets includes the advanced Accha-Yanque property in southern Peru, a 30-kilometre belt that contains historical and current resources and numerous other occurrences of zinc oxide mineralization. Zincore also has seven earlier stage zinc properties, all in southern Peru. Additionally, as previously announced, Zincore has signed a letter of intent with Brett Resources Inc. ("Brett") to earn, subject to certain conditions specified therein, up to an 80% interest in Brett's Cerro Condorini zinc property in southern Peru.

About Zincore
Zincore's strategy is to become a leading, low-cost zinc producer with the immediate objective of advancing its Accha-Yanque zinc oxide project toward a development decision through a disciplined process of exploration, drilling and resource definition, and technical studies. Zincore holds a portfolio of other zinc exploration properties in southern Peru and intends to pursue additional zinc opportunities elsewhere in Latin America and China.

Cautionary Note Regarding Mineral Resource Estimates
The qualified person for the Accha-Yanque property is L.D.S. Winter, P.Geo., an independent consulting geologist as defined under NI 43-101. Historical mineral resource estimates have not been reconciled to the mineral resource categories of NI 43-101 and sufficient work has not been done to classify these estimates as current mineral resources. For details on the Accha historical mineral resource estimates and the Yanque current mineral resource estimate, see Zincore's prospectus relating to its IPO dated October 26, 2006, which was filed with Canadian securities regulatory authorities and is available on SEDAR (www.sedar.com).

...more

Forward-looking Statements

Statements in this release that are forward looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the prospectus of Zincore relating to its IPO which is filed with Canadian securities regulatory authorities and available on SEDAR (www.sedar.com). Such information contained herein represents management's best judgment as of the date hereof based on information currently available. Zincore does not assume the obligation to update any forward-looking statements.

For more information please contact:

Zincore Metals Inc.
Meghan Brown, Manager Investor Relations
or
Greg Martin, Vice President and CFO
(604) 669-6611
investorrelations@zincoremetals.com

ZINCORE METALS INC.

PRESS RELEASE

This news release, required by applicable Canadian laws, is not for distribution to U.S. newswire services or for dissemination in the U.S., and does not constitute an offer of the securities described herein.

Zincore Metals Closes IPO and Commences Trading on the TSX

November 8, 2006

Vancouver, B.C. – **Zincore Metals Inc. (ZNC-TSX)** ("Zincore"), a Canadian exploration company with zinc assets in Peru, has closed its initial public offering ("IPO") of 38 million common shares at $0.50 per share. Trading of Zincore shares will begin today on the Toronto Stock Exchange under the symbol ZNC.

"The success of our IPO demonstrates the quality of the zinc asset portfolio Zincore has assembled," said Timo Jauristo, Zincore's President and CEO. "With the completion of our IPO and the receipt of the Accha drilling permit, we will initiate our definition and expansion drilling program on the Accha-Yanque project and begin exploration on our other properties. The improving outlook for zinc prices provides a positive backdrop as we move aggressively to add value to our assets."

Net proceeds of $17.8 million from the IPO will be used by Zincore for exploration, drilling and technical work on the Accha-Yanque project and its other zinc properties, as well as general and administrative costs and general working capital.

The offering was underwritten by a syndicate led by Canaccord Capital Corporation, and including Raymond James Ltd. and Octagon Capital Corporation. Zincore has granted the underwriters a 30-day option to purchase an additional two million shares at the IPO price to cover over-allotments.

Zincore's portfolio of assets includes the advanced Accha-Yanque property in southern Peru, a 30-kilometre long belt that contains historic and current resources and numerous other occurrences of zinc oxide mineralization. Zincore also has seven earlier stage zinc properties, all in southern Peru. In addition, the company has signed a letter of intent with Brett Resources Inc. ("Brett") to earn, subject to conditions, up to an 80% interest in Brett's Cerro Condorini zinc property in southern Peru.

Zincore was formed in 2005 as a wholly owned subsidiary of Southwestern Resources Corp. ("Southwestern") to maximize the value of Southwestern's zinc assets in Peru. Southwestern holds 38.6 million shares in Zincore (a 51.74% interest prior to any exercise of the over-allotment option). As disclosed in Zincore's prospectus, Southwestern's shareholdings in Zincore are subject to escrow provisions, and 34 million of such shares are also subject to a two-year lock-up agreement.

SUITE 1650, 701 WEST GEORGIA STREET, PO BOX 10102, VANCOUVER, BC V7Y 1C6 CANADA
T 604.669.6611 F 604.688.5175 E info@zincoremetals.com W www.zincoremetals.com

About Zincore

Zincore's strategy is to become a leading, low-cost zinc producer with the immediate objective of advancing its Accha-Yanque zinc oxide project toward a development decision through a disciplined process of exploration, drilling and resource definition, and technical studies. The company holds a portfolio of other zinc exploration properties in southern Peru and intends to pursue additional zinc opportunities elsewhere in Latin America and China.

Cautionary Note Regarding Mineral Resource Estimates

The qualified person for the Accha-Yanque property is L.D.S. Winter, P.Geo., an independent consulting geologist as defined under NI 43-101. Historical mineral resource estimates have not been reconciled to the mineral resource categories of NI43-101 and sufficient work has not been done to classify these estimates as current mineral resources. For details on the Accha historic mineral resource estimates and the Yanque current mineral resource estimate, see Zincore's prospectus relating to its IPO dated October 26, 2006, available on SEDAR.

Forward-looking Statements

Statements in this release that are forward looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the prospectus of Zincore in connection with the IPO which is filed on SEDAR. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. Zincore does not assume the obligation to update any forward-looking statements.

For more information please contact:

Zincore Metals Inc.
Meghan Brown, Manager Investor Relations
or
Greg Martin, Vice President and CFO
(604) 669-6611
investorrelations@zincoremetals.com

Form 52-109F2 ***Certification of Interim Filings***

I, ***Gregory J. Martin, Vice President and Chief Financial Officer of Zincore Metals Inc.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Zincore Metals Inc.**, (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 1, 2007

Vice President & CFO

Form 52-109F2 *Certification of Interim Filings*

I, ***Timo Jauristo, President and Chief Executive Officer of Zincore Metals Inc.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Zincore Metals Inc.,** (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 1, 2007

President & CEO

[redacted]

ZINCORE METALS INC.

Consolidated Financial Statements

For the Three and Nine Month Periods ended September 30, 2007 and 2006

CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

ZINCORE METALS INC

TO THE SHAREHOLDERS OF ZINCORE METALS INC

	September 30, 2007	December 31, 2006
Current		
Cash and cash equivalents	**$ 9,892,089**	$ 17,672,092
Advances and other receivables	**191,510**	166,932
	10,083,599	17,839,024
Other assets	**75,340**	75,340
Property, plant and equipment NOTE 3	**196,185**	120,867
Mineral properties NOTE 4	**10,145,321**	3,891,946
	$ 20,500,445	$ 21,927,177
Current		
Accounts payable and accrued charges	**$ 312,779**	$ 450,314
Due to affiliated companies	**82,508**	56,066
	395,287	506,380
Share capital NOTE 5a	**22,707,045**	22,287,531
Contributed surplus NOTE 5d	**1,541,956**	828,294
Deficit	**(4,143,843)**	(1,695,028)
	20,105,158	21,420,797
	$ 20,500,445	$ 21,927,177

See accompanying notes to consolidated financial statements

W DAVID BLACK

TIMO JAURISTO

CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT
(UNAUDITED)

ZINCORE METALS INC.

	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	**2007**	2006
General exploration	**$ 244,376**	$ 145,691	**$ 851,961**	$ 227,480
Consulting and management fees	**263,658**	155,437	**820,037**	255,854
Office expense	**138,078**	62,431	**521,932**	78,447
Foreign exchange loss	**131,018**	5,953	**420,558**	3,428
Legal and accounting	**35,276**	26,788	**95,389**	62,285
Shareholder information	**10,777**	-	**88,279**	-
Travel	**12,633**	-	**41,760**	-
Amortization	**2,706**	126	**5,465**	215
Property costs written off	**2,611**	-	**2,611**	-
Loss before undernoted item	**(841,133)**	(396,426)	**(2,847,992)**	(627,709)
Interest and other income	**117,964**	806	**399,177**	3,068
Net and comprehensive loss for the period	**(723,169)**	(395,620)	**(2,448,815)**	(624,641)
Deficit at beginning of period	**(3,420,674)**	(329,654)	**(1,695,028)**	(252)
Related party transaction	**-**	-	**-**	(100,381)
Deficit at end of period	**$ (4,143,843)**	$ (725,274)	**$ (4,143,843)**	$ (725,274)
Loss per share – basic and diluted	**$ (0.01)**	$ (0.03)	**$ (0.03)**	$ (0.13)
Weighted average number of shares outstanding	**77,213,771**	14,043,479	**76,848,086**	4,681,160

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOW
(UNAUDITED)

ZINCORE METALS INC

	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	**2007**	2006
[illegible]				
Net loss for the period	**$ (723,169)**	$ (395,620)	**$ (2,448,815)**	$ (624,641)
Items not involving cash				
Resource property costs written off	**2,611**	-	**2,611**	-
Amortization	**2,706**	126	**5,465**	215
Stock-based compensation	**264,315**	-	**818,777**	-
	(453,537)	(395,494)	**(1,621,962)**	(624,426)
Change in non-cash operating working capital items				
(Increase) decrease in advances and other receivables	**(15,131)**	(158,125)	**68,002**	(303,434)
Increase (decrease) in accounts payable and accrued charges	**162,395**	16,035	**123,807**	124,583
Cash used in operating activities	**(306,273)**	(537,584)	**(1,430,153)**	(803,277)
[illegible]				
Additions to property, plant and equipment	**(21,212)**	(20,159)	**(108,394)**	(89,060)
Mineral property expenditures	**(2,436,869)**	(471,758)	**(6,555,856)**	(803,478)
Cash used in investing activities	**(2,458,081)**	(491,917)	**(6,664,250)**	(892,538)
[illegible]				
Funds received from affiliated companies	**-**	921,283	**-**	1,913,907
Shares issued	**53,300**	-	**314,400**	-
Cash provided by financing activities	**53,300**	921,283	**314,400**	1,913,907
(Decrease) increase in cash and cash equivalents during the period	**(2,711,054)**	(108,218)	**(7,780,003)**	218,092
Cash and cash equivalents at beginning of period	**12,603,143**	326,460	**17,672,092**	150
Cash and cash equivalents at end of period	**$ 9,892,089**	$ 218,242	**$ 9,892,089**	$ 218,242
Cash and cash equivalents consist of:				
Cash	**$ 4,707,349**	$ 218,242	**$ 4,707,349**	$ 218,242
Short-term investments	**5,184,740**	-	**5,184,740**	-
Cash and cash equivalents at end of period	**$ 9,892,089**	$ 218,242	**$ 9,892,089**	$ 218,242

See accompanying notes to consolidated financial statements

For the three and nine month periods ended September 30, 2007 and 2006

1/ BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and follow the same accounting policies and methods of application as the most recent annual consolidated financial statements dated December 31, 2006, except for the items discussed in note 2 below. These financial statements should be read in conjunction with those annual financial statements and notes thereto. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for fair presentation have been included. Operating results for the three and nine month periods ended September 30, 2007 and 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

2/ CHANGES IN ACCOUNTING POLICIES

Effective as of January 1, 2007, the Company adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants ("CICA"). These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

a) Comprehensive income (CICA Handbook Section 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company reports a consolidated statement of comprehensive income and a new category, accumulated other comprehensive income, is added to the shareholders' equity section of the consolidated balance sheet for any unrealized gains and losses in financial assets classified as available-for-sale. The Company had no "other comprehensive income or loss" transactions during the nine months ended September 30, 2007 and no opening or closing balances for "accumulated comprehensive income or loss".

b) Financial Instruments – recognition and measurement (CICA Handbook Section 3855) and disclosure and presentation (CICA Handbook Section 3861)

In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables or other financial liabilities. Financial instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in operating results. Financial instruments classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Financial instruments classified as held-to-maturity, loans and receivables or other financial liabilities are measured at amortized cost.

Upon adoption of these new standards, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Advances and other receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued charges are classified as other liabilities, which are measured at amortized cost.

During the nine months ended September 30, 2007, the Company had neither available-for-sale nor held-to-maturity financial instruments.

3/ PROPERTY, PLANT AND EQUIPMENT

As at September 30, 2007	Cost	Accumulated amortization	Net book value
Office and other equipment	$ 94,806	$ 12,665	$ 82,141
Computer equipment	86,232	15,081	71,151
Leasehold improvements	6,177	637	5,540
Vehicles	61,941	24,588	37,353
	$ 249,156	$ 52,971	$ 196,185

As at December 31, 2006	Cost	Accumulated amortization	Net book value
Office and other equipment	$ 50,572	$ 2,673	$ 47,899
Computer equipment	28,251	2,195	26,056
Vehicles	61,941	15,029	46,912
	$ 140,764	$ 19,897	$ 120,867

Amortization relating to exploration related assets has been allocated to mineral properties in the amount of $27,611 (December 31, 2006 - $18,051) during the period.

4/ MINERAL PROPERTIES

a) For the nine month period ended September 30, 2007, significant expenditures were:

	Accha-Yanque	Condorini	Sayani	Minasccasa	Total
Balance, beginning of period	$ 3,082,814	$ 16,171	$ 55,393	$ 737,568	$ 3,891,946
Property, acquisition and maintenance	8,041	38,475	–	–	46,516
Analytical	163,773	–	–	–	163,773
Geology	996,392	–	–	–	996,392
Drilling	3,292,724	–	–	–	3,292,724
Technical and engineering	1,319,784	–	–	–	1,319,784
Research	33,122	–	–	–	33,122
Project administration	400,152	3,523	–	–	403,675
Property costs written off	(2,611)	–	–	–	(2,611)
Balance, end of period	$ 9,294,191	$ 58,169	$ 55,393	$ 737,568	$ 10,145,321

b) For the nine month period ended December 31, 2006, significant expenditures were:

	Accha-Yanque	Condorini	Sayani	Minasccasa	Total
Balance, beginning of period	$ 1,381,968	$ –	$ 13,867	$ 714,553	$ 2,110,388
Property, acquisition and maintenance	248,389	6,927	13,494	16,865	285,675
Analytical	68,939	2,250	225	–	71,414
Geology	1,041,415	3,610	27,807	6,150	1,078,982
Drilling	279,089	–	–	–	279,089
Research	41,021	–	–	–	41,021
Project administration	21,993	3,384	–	–	25,377
Balance, end of period	$ 3,082,814	$ 16,171	$ 55,393	$ 737,568	$ 3,891,946

5/ SHARE CAPITAL

a) Common and preferred shares

The authorized share capital of the Company consists of an unlimited number of common shares without par value; an unlimited number of first preferred shares without par value; and an unlimited number of second preferred shares without par value. During the nine months ended September 30, 2007, changes in issued share capital were:

Nine month period ended September 30, 2007	Number of common shares	Amount
Issued at beginning of period	76,600,000	$ 22,287,531
Exercise of warrants (including transfer of $94,432 from contributed surplus)	590,199	389,531
Exercise of options (including transfer of $10,683 from contributed surplus)	37,333	29,983
Issued at end of period	77,227,532	$ 22,707,045

Nine month period ended December 31, 2006	Number of common shares	Amount
Issued at beginning of period	1	$1
Issued in exchange for debt	36,599,999	4,402,476
Public offering (net of share issue costs – $2,114,946)	40,000,000	17,885,054
Issued at end of period	76,600,000	$ 22,287,531

b) Stock Options

At September 30, 2007 there were 5,025,000 stock options outstanding, of which 2,338,815 are exercisable.

Nine month period ended September 30, 2007	Number of options	Weighted average exercise price
Outstanding at beginning of period	3,098,000	$ 0.50
Granted	1,971,000	$ 0.72
Exercised	(37,333)	$0.52
Cancelled or expired	(6,667)	$ 0.69
Outstanding at end of period	5,025,000	$ 0.59
Exercisable at end of period	2,338,815	$ 0.59

Nine month period ended December 31, 2006	Number of options	Weighted average exercise price
Outstanding at beginning of period	--	--
Granted	3,098,000	$ 0.50
Outstanding at end of period	3,098,000	$ 0.50
Exercisable at end of period	1,105,669	$ 0.50

As a result of stock options vesting and the amortization of previous grants during the three and nine month periods ended September 30, 2007, the Company recognized

$264,315 (2006 – $nil) during the three month period and $818,777 (2006 - $nil) during the nine month period as stock-based compensation expense and recorded this amount in contributed surplus. These amounts were recorded as follows:

	Three months ended September 30, 2007	Nine months ended September 30, 2007
Office expense	$ 55,961	$ 195,659
Consulting and management fees	139,724	376,253
General exploration	68,630	246,865
Total	$ 264,315	$ 818,777

For the period ended September 30, 2006, no stock-based compensation was recorded as no stock options were granted prior to the completion of the IPO in November 2006.

The value of the stock options granted during the nine month period was determined using the Black-Scholes option pricing model. A weighted average grant-date fair value of $0.36 for each option granted during the first nine months of 2007 was estimated using the following weighted average assumptions: no dividends are to be paid; volatility of 71%; risk free interest rate of 4.1%; and expected life of 3.5 years.

c) Warrants

As at September 30, 2007, the Company had 1,879,801 warrants outstanding with an exercise price of $0.50 per warrant and an expiry date of November 7, 2007. The remaining warrants outstanding as of September 30, 2007 were valued at $300,768 as at the date of issue using the Black-Scholes pricing model.

d) Contributed Surplus

	Nine months ended September 30, 2007	Nine months ended December 31, 2006
Balance, beginning of period	$ 828,294	$-
Warrants issued	-	395,200
Warrants exercised	(94,432)	-
Stock options exercised	(10,683)	-
Stock-based compensation	818,777	433,094
Balance, end of period	$ 1,541,956	$ 828,294

6/ SEGMENTED INFORMATION

The Company operates in one reportable operating segment, the acquisition and exploration of mineral properties. The Company has non-current assets in the following geographic locations:

	As at September 30, 2007	As at December 31, 2006
Peru	$ 10,300,016	$ 4,011,333
Canada	116,830	76,820
	$ 10,416,846	$ 4,088,153

7/ RELATED PARTY TRANSACTIONS

During the three and nine month periods ended September 30, 2007 and 2006, the Company paid its affiliate Southwestern Resources Corp. ("Southwestern") and its subsidiary under the terms of two separate administrative services agreements. In addition, during the same periods, the Company paid remuneration to a company controlled by a director in common as follows:

	Three months ended September 30, 2007	Three months ended September 30, 2006
Administrative services agreements	$ 52,091	$ 88,453
Remuneration paid to a company controlled by a director	$ 27,500	$ 21,420

	Nine months ended September 30, 2007	Nine months ended September 30, 2006
Administrative services agreements	$ 202,758	$ 135,214
Remuneration paid to a company controlled by a director	$ 107,500	$ 42,840

As at September 30, 2007, there was an amount owing to Southwestern and its subsidiary totalling $82,508 (December 31, 2006, $56,066).

All related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

8/ COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current period's presentation.

CORPORATE INFORMATION

ZINCORE METALS INC

W David Black
Chair
Timo Jauristo
Rex McLennan
Myron Osatenko
Henry Giegerich

Timo Jauristo
President and CEO
Gregory Martin
VP and CFO
Gregory McCunn
VP Project Development
Susy Horna
Corporate Secretary

Zincore Metals Inc.
Suite 1020
625 Howe Street
Vancouver, BC
V6C 2T6 Canada

Tel 604 669 6611
Fax 604 669 6616
info@zincoremetals.com
www.zincoremetals.com

Exploraciones Collasuyo S.A.C.
Av. Del Parque Norte 829
Corpac San Isidro, Lima 27 Peru

Tel 511 225 1125
Fax 511 225 2273

Meghan Brown
Tel 604 685 4644
investorrelations@zincoremetals.com

Deloitte & Touche LLP
Four Bentall Centre
Suite 2800
1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4 Canada

Computershare Investor Services
510 Burrard Street
Vancouver, British Columbia
V6C 3B9 Canada

ZNC – TSX

RECEIVED
2008 JAN -7 A 3:12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[redacted]

ZINCORE METALS INC.

Management's Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Nine Month Periods Ended September 30, 2007

Three and nine month periods ended September 30, 2007

GENERAL

The following Management's Discussion and Analysis ("MD&A") of Zincore Metals Inc. and its subsidiaries, ("Zincore" or the "Company") for the three and nine months ended September 30, 2007 should be read in conjunction with the Company's unaudited financial statements for the three and nine months ended September 30, 2007 and the Company's audited financial statements for the period from April 1, 2006 until December 31, 2006 available on the Company's website at www.zincoremetals.com or on SEDAR at www.sedar.com. Additional information relating to the Company including its Annual Information Form dated March 26, 2007 is also available on SEDAR at www.sedar.com. This report has taken into account information available up to and including November 1, 2007.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles and presented in Canadian dollars unless otherwise noted.

The Company has commenced exploration of its mineral properties and has not yet determined whether these properties contain ore reserves. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the ability of the Company to obtain necessary financing to complete exploration and development and upon future profitable production or proceeds from the disposition of properties. The amounts shown as mineral properties represent costs to date and do not necessarily represent present or future values.

FORWARD-LOOKING STATEMENTS

Statements in this MD&A that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in Zincore's Annual Information Form ("AIF") dated March 26, 2007 which is filed on SEDAR and available on Zincore's website at www.zincoremetals.com. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. Zincore does not assume the obligation to update any forward-looking statements other than as required pursuant to applicable securities laws.

DESCRIPTION OF BUSINESS

The Company is engaged in the exploration and development of zinc mineral properties located in Peru. Zincore's properties are in the exploration stage and are thus non-producing and consequently do not generate operating income or cash flow from operations. The Company is dependant on additional equity or debt capital or divestitures to finance its activities.

Zincore is focused on exploration, definition drilling and a technical study at its Accha-Yanque property as well as conducting initial exploration at its other properties to further assess potential and develop more detailed exploration programs. Zincore is also pursuing opportunities to add high-potential properties to its portfolio.

Zincore's near-term success will be measured by its ability to increase the amount and quality of its zinc mineral resources and by its ability to advance its projects towards development decisions.

OVERALL PERFORMANCE

For the three month period ended September 30, 2007, the Company incurred a net loss of $723,169 relating to its operations, exploration and development activities on its properties. The Company's cash position declined by $2,711,054 during the quarter on operations, exploration and development of which $2,458,081 was expended on capital items being mineral properties or plant and equipment.

At September 30, 2007, the Company maintained a strong financial position with $9.9 million in cash and cash equivalents on hand, no debt and minor fixed exploration and property maintenance commitments.

The Company continued its strategy of exploration and technical work on its 100% owned Accha-Yanque property. The first phase of the Accha exploration program was

completed during the quarter and 62 diamond drill holes have been completed since the program commenced.

The geological and exploration work related to this first phase of drilling has now been completed. The database of geological information has been turned over to Pincock, Allen & Holt ("PAH") for final mineral resource estimation work in advance of mine planning and mine design.

Exploration drilling commenced at the Yanque deposit during the third quarter with 21 holes drilled to date. The drilling has focused on testing extension to the deposit and limited infilling within the inferred mineral resource areas. The results of 11 holes were released during or subsequent to the third quarter of 2007.

Metallurgical test work to pre-concentrate the Accha ore through dense media separation ("DMS") and flotation to reduce the acid-consuming calcium within the ore was completed during the third quarter. The work successfully concluded that a low calcium concentrate suitable for acid leaching can be produced from the Accha ore. Composite samples grading 7.6% zinc were concentrated to between 25% and 30% zinc with 90% of the acid consuming gangue material being rejected. Zinc recovery from ore through to zinc oxide concentrate was approximately 75%.

The Company also announced that upon completion of the mineral resource estimate it expects to commence a pre-feasibility study on the accelerated development of Accha based on third party offtake of zinc oxide concentrates. This study will be completed in parallel with the evaluation of the overall Accha-Yanque Project

Consistent with Zincore's strategy of expanding its exploration and development work beyond Accha-Yanque, surface exploration work on the Condorini property commenced late in the third quarter. Results of this work, selection of drill targets and limited drilling are expected in the fourth quarter. Zincore can earn up to an 80% interest in the Condorini property by fulfilling certain conditions.

In July 2007 Zincore announced that Gregory McCunn, an experienced metallurgist and project engineer, had joined the Company as Vice President, Project Development. Since that time Greg has been managing all the technical and engineering work on the projects.

RESULTS OF OPERATIONS

	Quarter Ended Sept 30, 2007	Quarter Ended Sept 30, 2006
General exploration expense	**$ 244,376**	$ 145,691
Consulting and management expense	**$ 263,658**	$ 155,437
Other general and administrative expenses	**$ 199,470**	$ 89,345
Foreign exchange loss	**$ 131,018**	$ 5,953
Interest income	**$ 117,964**	$ 806
Net loss	**$ (723,169)**	$ (395,620)
Net loss per share	**$ (0.01)**	$ (0.03)
Total assets	**$ 20,500,445**	$ 3,594,188
Mineral properties and plant & equipment	**$ 10,341,506**	$ 3,050,510

As Zincore completed its initial public offering ("IPO") in November 2006, it had not commenced active operations during the quarter ended September 30, 2006, and, therefore, detailed analysis of the changes of the current quarter against last year's third quarter are not meaningful. The results of the quarter ended September 30, 2007 reflect the increase in management, exploration, general activities and spending associated with Zincore being a public company with an active exploration program in Peru. The increase in interest income and total assets including mineral properties and plant & equipment reflects the cash proceeds raised through the IPO and invested since the Company commenced its exploration and development activities.

Included in the third quarter ended September 30, 2007 are non-cash stock-based compensation expenses totalling $264,315. Of this amount, $139,724 related to consulting and management, $68,630 to general exploration and $55,961 to office expense (general and administrative) and such amounts are included in the respective expense lines. There was no stock-based compensation expense in the quarter ending September 30, 2006.

During the third quarter of 2007, general exploration expenses were related mainly to early stage properties in Peru, evaluations of opportunities in Chile and Mexico and on preliminary work relating to the Antelope property. In addition the Company wrote off $2,611 in property costs related to non-core concessions.

PROPERTY REVIEW

Accha-Yanque Property

Zincore's current exploration and development activities are concentrated on the Accha-Yanque property in southern Peru. During the quarter, Zincore capitalized $2.2 million in expenditures on the Accha-Yanque property. Of this amount, $983,672 related to the drilling program and related exploration activities on the Accha deposit, $430,066 related to the ongoing drilling program and related exploration activities on the Yanque deposit and $817,690 related to technical, engineering, project management and community relations for the overall Project.

The first phase of the Accha drill program consisting of 62 diamond drill holes was completed in September 2007 as the objectives of infilling the drilling density within the historical mineral resource areas and exploring to the west and down-dip were successfully completed. A mineral resource estimate is expected to be complete in the fourth quarter based on historical and Zincore completed drilling. During the quarter the Company released the assay results for 19 holes at Accha.

On July 19, 2007, Zincore announced results from 10 drill holes. All holes were in the western portion of the deposit. Highlights of this drilling included holes with intersections of:

- 30 metres at 6.3% zinc including 6 metres at 16.2% zinc from 159 metres,
- 17 metres at 4.2% zinc including 5 metres at 10.4% zinc from 309 metres and
- 26 metres at 4.0% zinc including 3 metres at 9.2% zinc from 359 metres.[1]

On September 5, 2007, Zincore announced results from the final nine drill holes in the program. Five holes targeted the main southern limb of mineralization and four holes tested the northern limb of mineralization. Highlights of this drilling included holes with intersections of:

- 14 metres at 19.1% zinc from 22 metres and
- 20 metres at 5.0% zinc including 4.5 metres at 9.4% zinc from 365 metres.[2]

At the Yanque deposit, 30 kilometres southwest of Accha, Zincore received its drilling permit, constructed a satellite exploration camp and commenced drilling in August 2007. On September 5, 2007, the Company released assay results for the first two holes drilled at Yanque. Highlights of this drilling included intersections of:

- 13 metres at 12.7% zinc and 1.1% lead from surface and 10.5 metres at 8.1% lead and 1.2% zinc from 48 metres, and
- 16 metres at 4.8% zinc and 1.3% lead from surface.[2]

On November 1, 2007, the Company released assay results for the next 9 holes at Yanque. Highlights of this drilling included intersections of:

- 27 metres at 6.7% zinc and 0.9% lead from surface including an interval of 9 metres at 9.4 % zinc and 0.5% lead,
- 21 metres at 5.8% zinc and 1.8% lead from 2 metres including an interval of 6 metres at 13.9% zinc and 1.3% lead and
- a mineralized 134-metre zone from surface that included intervals of 8 metres at 5.9% zinc and 1.1% lead, 15 metres at 4.0% zinc and 0.8% lead, 9 metres at 3.5% zinc and 1.9% lead and 20 metres at 1.2% zinc and 3.0% lead.

[1] For full details see Zincore's press release dated July 19, 2007 available on its website at www.zincoremetals.com or on SEDAR at www.sedar.com

[2] For full details see Zincore's press release dated September 5, 2007 available on its website at www.zincoremetals.com or on SEDAR at www.sedar.com

[3] For full details see Zincore's press release dated November 1, 2007 available on its website at www.zincoremetals.com or on SEDAR at www.sedar.com

Recent drilling at Yanque has focused on stepping out from the inferred mineral resource areas to test extensions to the deposit. Drilling recently ceased with 21 holes now completed and assays pending for ten holes. Drilling at Yanque will be interrupted while the Company awaits receipt of its expanded exploration permit that will allow for the increase of the number of drill holes. The Company filed its application with the Ministry of Mines and Energy in September 2007. During the interruption the drill will remain on site and a second drill may be mobilized once the expanded permit is issued.

As a component of Zincore's pre-feasibility activities on the Project, Green Team International ("GTI") has been supervising completion of metallurgical test work on Accha ore. The work focused on concentration and limestone removal prior to the ore being processed through a leach and solvent extraction electro-winning circuit ("SXEW") to produce zinc metal. The Accha zinc mineralization is hosted in limestone, making calcium removal prior to leaching important to the project's viability.

Samples grading 7.6% zinc were concentrated to between 25% and 30% zinc through dense media separation ("DMS") and flotation with greater than 90% of the acid consuming limestone gangue material being rejected. Zinc recovery from ore through to zinc oxide concentrate was approximately 75%. Samples were composited from four metallurgical drill holes totalling 1,000 kilograms of ore. Further optimization of concentrate grade and recovery through lock-cycle testing is planned as a second phase of test work which would be conducted following a positive pre-feasibility study.

Upon completion of the mineral resource estimate on Accha, Zincore anticipates commencing a pre-feasibility study on the Accha deposit based on third party offtake of zinc oxide concentrates. Zincore has engaged SNC Lavalin Chile SA to complete the pre-feasibility study with process design provided by GTI.

Site development work at Accha continued with geotechnical drilling being completed in the open pittable areas of the deposit and condemnation drilling in the identified waste dump areas. Environmental base line data collection is well advanced at both Accha and Yanque.

Other Exploration Properties

Surface exploration work commenced during the quarter on the Condorini property upon which Zincore holds an earn-in right from Brett Resources. To maintain its rights, Zincore is committed to spending US$200,000 on exploration before the end of February 2008.

QUARTERLY FINANCIAL INFORMATION

The selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's unaudited consolidated financial statements for the period ended September 30, 2007.

Zincore became a public company in November 2006 with the closing of its IPO on November 8, 2006. Since that time overall spending levels have increased commensurate with the increase in the Company's exploration, development and

Selected Quarterly Financial Data

	Fiscal quarter ended **Sept. 30, 2007**	June 30, 2007	March 31 2007	Dec. 31 2006	Sept. 30 2006	June 30, 2006	March 31, 2006
Interest Income	**$117,964**	$130,043	$151,170	$108,721	$806	$1,622	$640
Net loss	**$(723,169)**	$(851,226)	$(874,420)	$(969,754)	$(395,620)	$(200,929)	$(28,092)
Net loss per share	**$(0.01)**	$(0.01)	$(0.01)	$(0.03)	$(0.03)	N/A	N/A
Total assets	**$20,500,445**	$20,902,432	$21,543,888	$21,927,177	$3,594,188	$3,070,974	$2,426,143
Financial liabilities	**$395,287**	$391,720	$661,609	$506,380	$1,216,985	$3,400,627	$2,554,867
Cash dividends per share	**Nil**	Nil	Nil	Nil	Nil	Nil	Nil

corporate activities.

The third quarter of 2007 net loss was $723,169 compared to a loss of $851,226 in the second quarter of 2007. The quarterly loss was $128,057 lower principally due to lower foreign exchange losses which decreased from the second quarter by $124,394. Despite continued strengthening of the Canadian dollar, a lower foreign exchange loss resulted as the Company held lower amounts of non-Canadian denominated monetary assets in the third quarter relative to the second quarter.

Other expense items were similar quarter on quarter. Consulting and management expenses increased $20,335 as lower management consulting costs were more than offset by increased stock-based compensation expense. General exploration decreased by $21,962 due to a reduction in activities outside of Peru. General and administrative costs were $16,726 lower quarter on quarter as higher legal costs were more than offset by lower investor relations, office and travel costs due to lower spending over the summer period. In aggregate stock-based compensation expense increased to $264,315 in the third quarter compared to $218,561 in the second quarter due, principally, to option grants to attract and retain key personnel.

Interest income of $117,964 was lower in the third quarter of 2007 as compared to the second quarter due to lower cash balances somewhat offset by higher interest rates.

The decrease in total assets in the third quarter of 2007 principally reflected the use of cash for non-capitalized expenditures primarily related to management, general exploration and general and administrative costs.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Zincore is a mineral exploration company and as such is not in commercial production at any of its mineral properties and, accordingly, it does not generate cash from operations. The Company intends to finance its activities by raising capital through the equity markets.

The Company had working capital of $9,688,312 at September 30, 2007 compared to working capital of $12,333,688 at June 30, 2007 and $17,332,644 at December 31, 2006. The Company does not hold any asset-backed commercial paper. The quarter-on-quarter decreases in working capital resulted from lower cash balances as a result of planned expenditures and investments on exploration, development, management and other operating activities. The Company remains in a strong financial position to fund its planned exploration and development programs.

Zincore's cash position at September 30, 2007 was $9,892,089. The Company had no long-term liabilities and current liabilities of $395,287. Accounts payable related principally to drilling costs and other expenditures incurred at the Accha-Yanque property. An amount due to affiliated companies of $82,508 was an intercompany payable in favour of Southwestern Resources Corp. ("Southwestern"), Zincore's 49.3% shareholder, relating to Southwestern employees who provided services to Zincore outside of the scope of the services agreements.

The Company's material contractual obligations include an office lease agreement for its corporate office in Vancouver. The lease expires on March 31, 2011. The agreement covers rent and operating expenses which are currently estimated at $9,905 per month.

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years
Operating lease obligations	$416,010	$118,860	$237,720	$59,430

Zincore has no commitments for capital expenditures and required exploration and development expenses are limited to $200,000[4] in exploration on the Cerro Condorini properties by the end of February 2008 and annual property maintenance payments totaling approximately $250,000. During the final quarter of 2007, the Company expects to spend approximately $1.6 million on exploration and development of the Accha-Yanque property and $400,000 on exploration at other

[4] Cerro Condorini and other commitments that are in United States dollars and have been converted to Canadian dollars at 1.00 CAD/USD.

properties. The majority of these expenditures will be capitalized to mineral properties. Net corporate and other general costs in Canada and Peru are expected to total approximately $475,000 for the remainder of 2007.

On September 26, 2007 the Ministry of Energy and Mines in Peru approved the application by Exploraciones Collasuyo SAC ("Collasuyo"), Zincore's wholly indirectly owned subsidiary, for early recovery of the Impuesto General A Las Ventas ("IGV") or general sales tax on qualifying expenditures. The current rate of IGV is 19% on all goods and services purchased. Under this approved application Collasuyo can, as of the above date, submit to the Peruvian tax authorities for the monthly rebates of IGV paid on qualifying expenditures. Qualifying expenditures include all site exploration and drilling costs and certain site related engineering and development costs. Under the program, the Company can receive reimbursement of amounts paid or offset taxes payable to the Peruvian Government with the corresponding amount of IGV paid on services and goods purchased during the course of the exploration and development program. At the end of the third quarter, the Company recorded a receivable of $46,231 related to this program.

The Company has financial resources that exceed its remaining planned 2007 exploration and technical study expenditures and corporate costs. The Company has not yet determined its 2008 exploration programs and associated costs, but expects to end 2007 with over $8 million in cash and cash equivalents providing a strong position from which to fund in excess of the first six months of 2008 activities assuming the current pace of exploration, development and corporate expenditures is maintained. The success of exploration programs and other property transactions can have a significant impact on spending requirements. Should the Company decide to accelerate its programs, add new property programs or further develop any of its properties, additional capital may be required and no assurance can be given as to the ability of the Company to raise such required capital. Zincore has no pre-arranged sources of debt financing.

The Company is exposed to foreign exchange risks as it holds the majority of its cash balances in Canadian dollars and incurs expenses principally in Canadian and US dollars, Peruvian soles and the South African rand. A strengthening of the Canadian dollar relative to these currencies would result in lower reported exploration and development expenses.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not utilize off-balance sheet transactions.

RELATED PARTY TRANSACTIONS

Zincore has entered into an Administrative Services Agreement with Southwestern whereby Southwestern agreed to provide the Company with accounting and corporate secretarial services in Canada. This agreement was amended from $16,000 per month to $9,500 per month effective June 1, 2007 and to $8,500 per month effective October 1, 2007. Collasuyo entered into an Outsourcing Operating Assistance Services Agreement with Southwestern's indirect wholly owned subsidiary Minera del Suroeste ("MISOSA"), whereby MISOSA agreed to provide Collasuyo with office space, use of MISOSA's facilities and secretarial and accounting services in Peru. This agreement was amended from US$11,500 per month to US$8,150 per month effective February 1, 2007 and to US$7,250 effective August 1, 2007 reflecting Collasuyo's reduced use of services as it has hired additional employees. During the quarter ended September 30, 2007, the Company paid a total of $52,091 to Southwestern and MISOSA under these services agreements.

During the three month period ended September 30, 2007, Zincore paid $27,500 for management services under an agreement with a company controlled by a director who is also an officer of the Company.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, advances and other receivables, accounts payable, accrued charges and payables due to an affiliated company. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Acquisition costs of mineral properties together with direct exploration and development expenditures are capitalized. When production is attained these costs will be amortized. When capitalized expenditures on individual properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

The Company's financial assets and liabilities are cash and cash equivalents, advances and other receivables, payables due to affiliated companies and accounts payable and accrued charges. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature. Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less and expose the Company to minimal risk.

CICA Handbook section 3870 Stock-Based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes Option Pricing Model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period.

The Black-Scholes Option Pricing Model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective as of January 1, 2007, the Company adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants ("CICA"). These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

Comprehensive income (CICA Handbook Section 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company reports a consolidated statement of loss, comprehensive loss and deficit and a new category, accumulated other comprehensive income, is added to the shareholders' equity section of the consolidated balance sheet for any unrealized gains and losses in financial assets classified as available-for-sale. The Company had no "other comprehensive income or loss" transactions during the three and nine months ended September 30, 2007 and no opening or closing balances for "accumulated comprehensive income or loss".

Financial Instruments – recognition and measurement (CICA Handbook Section 3855) and disclosure and presentation (CICA Handbook Section 3861).

In accordance with this new standard, the Company now classifies all financial instruments as held-to-maturity, available-for-sale, held-for-trading, loans and receivables or other financial liabilities. Financial instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in operating results. Financial instruments classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Financial instruments classified as

held-to-maturity, loans and receivables or other financial liabilities are measured at amortized cost.

Upon adoption of these new standards, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Advances and other receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued charges are classified as other liabilities, which are measured at amortized cost.

During the three and nine months ended September 30, 2007, the Company had neither available-for-sale nor held-to-maturity financial instruments.

SHARE CAPITAL INFORMATION

As at the date of this MD&A, the Company has an unlimited number of common shares authorized for issuance, with 79.1 million common shares issued and outstanding. Of these 38.1 million or 48.2% are owned by Southwestern.

During the quarter 8,333 options were exercised by employees or consultants for proceeds of $4,800. As at the date of this MD&A, Zincore has 5,025,000 options outstanding with an average exercise price of $0.59 per option of which 3,225,476 with an average price of $0.57 per option have vested and are available for exercise.

During the quarter 97,000 warrants relating to its IPO were exercised into common shares for proceeds of $48,500. On November 1, 2007 1,845,481 warrants were exercised for proceeds of $922,740.50. As at the date of this MD&A, the Company had 34,320 warrants outstanding with an exercise price of $0.50 per warrant available for exercise before November 7, 2007.

The Company has two classes of preferred shares authorized with none issued.

OUTLOOK

The Company's principal efforts during the balance of 2007 will be focused on the Accha-Yanque project where Zincore expects to spend $1.6 million on exploration and development over the final quarter of the year. Activities in the fourth quarter will include exploration, infill drilling and metallurgical test work at Yanque. A key milestone will include a planned National Instrument 43-101 compliant mineral resource estimate for the Accha deposit. A pre-feasibility study on Accha based on third party offtake of zinc oxide concentrates will commence in parallel with continued engineering and development work for an integrated Accha-Yanque SXEW project.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining a system of controls and procedures over the public disclosure of financial and non-financial information regarding the Company. Management is also responsible for the design and maintenance of effective internal control over financial reporting to provide reasonable assurance regarding the integrity and reliability of the Company's financial information and the preparation of its financial statements in accordance with Canadian generally accepted accounting principles. Management maintains appropriate information systems, procedures and controls to ensure integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Company has a Disclosure Policy and a Disclosure Committee in place to mitigate risks associated with the disclosure of inaccurate or incomplete information.

As required by Multilateral Instrument 52-109, an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures was conducted as of December 31, 2006 by and under the supervision of management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). Based on that evaluation, the CEO and CFO concluded that the Company's disclosure controls and procedures were operating effectively as of December 31, 2006.

There have been no changes in internal control over financial reporting during the nine month period ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

CORPORATE INFORMATION

ZINCORE METALS INC

W David Black
Chair
Timo Jauristo
Rex McLennan
Myron Osatenko
Henry Giegerich

Timo Jauristo
President and CEO
Gregory Martin
VP and CFO
Gregory McCunn
VP Project Development
Susy Horna
Corporate Secretary

Zincore Metals Inc.
Suite 1020
625 Howe Street
Vancouver, BC
V6C 2T6 Canada

Tel 604 669 6611
Fax 604 669 6616
info@zincoremetals.com
www.zincoremetals.com

Exploraciones Collasuyo S.A.C.
Av. Del Parque Norte 829
Corpac San Isidro, Lima 27 Peru

Tel 511 225 1125
Fax 511 225 2273

Meghan Brown
Tel 604 685 4644
investorrelations@zincoremetals.com

Deloitte & Touche LLP
Four Bentall Centre
Suite 2800
1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4 Canada

Computershare Investor Services
510 Burrard Street
Vancouver, British Columbia
V6C 3B9 Canada

ZNC – TSX

Form 52-109F2 Certification of Interim Filings

I, *Greg Martin, Vice President and Chief Financial Officer of Zincore Metals Inc.*, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Zincore Metals Inc.**, (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 7, 2007

Vice President & CFO

Form 52-109F2 Certification of Interim Filings

I, *Timo Jauristo, President and Chief Executive Officer of Zincore Metals Inc.*, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Zincore Metals Inc.**, (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 7, 2007

President & CEO

ZINCORE METALS INC.

Management's Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Six Month Periods Ended June 30, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

ZINCORE METALS INC

Three and six month periods ended June 30, 2007

GENERAL

The following Management's Discussion and Analysis ("MD&A") of Zincore Metals Inc. and its subsidiaries, ("Zincore" or the "Company") for the three and six months ended June 30, 2007 should be read in conjunction with the Company's unaudited financial statements for the three and six months ended June 30, 2007 and the Company's audited financial statements for the period from April 1, 2006 until December 31, 2006 available on the Company's website at www.zincoremetals.com or on SEDAR at www.sedar.com. This report has taken into account information available up to and including August 7, 2007.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles and presented in Canadian dollars unless otherwise noted.

The Company has commenced exploration of its mineral properties and has not yet determined whether these properties contain ore reserves. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the ability of the Company to obtain necessary financing to complete the exploration and development and upon future profitable production or proceeds from the disposition of properties. The amounts shown as mineral properties represent costs to date and do not necessarily represent present or future values.

FORWARD-LOOKING STATEMENTS

Statements in this MD&A that are forward looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in Zincore's Annual Information Form ("AIF") dated March 26, 2007 which is filed on SEDAR and available on Zincore's website at www.zincoremetals.com. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. Zincore does not assume the obligation to update any forward-looking statements other than as required pursuant to applicable securities laws.

DESCRIPTION OF BUSINESS

The Company is engaged in the exploration and development of zinc mineral properties located in Peru. Zincore's properties are in the exploratory stage and are thus non-producing and consequently do not generate operating income or cash flow from operations. The Company is dependant on additional equity or debt capital or divestitures to finance its activities.

Zincore is focused on exploration, definition drilling and a technical study at its Accha-Yanque property as well as conducting initial exploration at its other properties to further assess potential and develop more detailed exploration programs. Zincore is also pursuing opportunities to add high-potential properties to its portfolio.

Zincore's near term success will be measured by its ability to increase the amount and quality of its zinc mineral resources and by its ability to advance its projects towards development decisions.

OVERALL PERFORMANCE

For the three month period ended June 30, 2007, the Company incurred a net loss of $851,226 relating to its operations, exploration and development activities on its properties. The Company used $2,775,105 in cash, inclusive of $261,100 of cash from financing activities, during the quarter on operations and exploration and development of which $2,429,639 was capitalized to mineral properties or plant and equipment. Cash used in investing activities increased from the first quarter of the year reflecting the planned increase in drilling and technical activity, principally related to the Accha-Yanque property.

At June 30, 2007, the Company continued to have a strong financial position with $12.6 million in cash and cash equivalents on hand, no debt and minor fixed exploration and property maintenance commitments.

The Company continued its strategy of exploration and technical work on its 100% owned Accha-Yanque property.

During the quarter, 23 exploration and definition diamond drill holes were completed with results being released during the quarter and subsequent to quarter end. Drilling during the quarter focused on better defining the western portion of the deposit and on expanding it to the west. Metallurgical test work to pre-concentrate the Accha ore through dense media separation ("DMS") and flotation to reduce the acid-consuming calcium within the ore has largely been completed. Work continues on completing the flow sheet and determining mass balances. Preliminary work has also commenced on Yanque ore samples from historical drill core.

Zincore added another exploration opportunity to its portfolio by executing a binding letter of intent to acquire up to 70% of a Nevada located zinc oxide property called Antelope from AuEx Ventures, Inc. The Company has completed due-diligence and is drafting definitive agreements. The Antelope property hosts surface outcropping zinc oxide mineralization and within the next twelve months Zincore expects to complete geological mapping of the property and drill test certain targets.

RESULTS OF OPERATIONS

	Quarter Ended June 30, 2007	Quarter Ended June 30, 2006
General exploration expense	**$ 266,338**	$ 78,399
Consulting and management expense	**$ 243,323**	$ 93,474
Other general and administrative expenses	**$ 216,196**	$ 29,066
Foreign exchange loss (gain)	**$ 255,412**	$ 1,612
Interest income	**$ 130,043**	$ 1,622
Net loss	**$ 851,226**	$ 200,929
Net loss per share	**$ 0.01**	N/A
Total assets	**$ 20,902,432**	$ 3,070,974
Mineral properties and plant & equipment	**$ 8,101,684**	$ 2,591,709

As Zincore completed its initial public offering ("IPO") in November 2006, it had not commenced active operations during the quarter ended June 30, 2006, and, therefore, detailed analysis of the changes of current quarter against last year's quarter are not meaningful. The results of the quarter ended June 30, 2007 reflect the increase in management, exploration, general activities and spending associated with Zincore being a public company with an active exploration program in Peru.

Interest income increased from $1,622 in the first quarter ended 2006 to $130,043 in the second quarter ended 2007 due to the increase in cash balances as a result of completing the Company's IPO in November, 2006 which raised gross proceeds of $20 million including exercise of the over-allotment option.

Included in the quarter ended June 30, 2007 is stock based compensation expense totalling $218,561. Of this amount, $90,061 related to consulting and management, $69,271 to general exploration and $59,229 to office expense (general and administrative) and such amounts are included in the respective expense lines. There was no stock based compensation expense in the quarter ending June 30, 2006.

During the quarter, general exploration expenses were related mainly to early stage properties in Peru and on due-diligence relating to the Antelope property.

PROPERTY REVIEW

Accha-Yanque Property

Zincore's current exploration and development activities are concentrated on the Accha-Yanque property in Peru. During the quarter, Zincore deferred $2.13 million in expenditures on the Accha-Yanque property. Of this amount, $1.63 million related to the ongoing drilling program and related exploration activities on the Accha deposit. Since commencement of the drilling program in late 2006, the company has drilled over 60 diamond drill holes for 16,500 metres at the Accha property. Technical work has focused on the metallurgical process flow sheet for the pre-concentration and leaching of the Accha ore.

The Accha drill program objectives are to infill the drilling density within historical mineral resources and explore to extend the deposit principally to the west as well as to depth. Since March 31, 2007, the Company released the assay results of 23 holes.

On May 10[1], Zincore announced results from 13 drill holes. Eight holes were in the western portion of the deposit aimed at extending and infilling the mineralization in this area. The highlights of this drilling included hole AC-42 which intersected 64 metres of 9.7% zinc from 129 metres including intervals of 17 metres at 14.5% zinc and 13 metres at 16.7% zinc. Hole AC-42 was drilled 50 metres west of any previous reported drilling. In addition, hole AC-33, drilled 150 metres west of AC-42, intersected 18 metres at 6.4% zinc from 361 metres.

The other five holes were drilled in the central and eastern portions of the deposit, principally to infill previous drilling and confirm the mineralization at depth. Highlights of this drilling included holes with intersections of:

- 15 metres at 9.8% zinc from 8 metres and 24 metres at 18.6% zinc from 46 metres and
- 32 metres at 4.8% zinc from 23 metres.

On July 19, 2007, Zincore announced further results from 10 drill holes all of which were drill in the western areas of the Accha deposit. Highlights of the drilling included holes with intersections of[2]:

- 30 metres at 6.3% zinc including 6 metres at 16.2% zinc from 159 metres,
- 17 metres at 4.2% zinc including 5 metres at 10.4% zinc from 309 metres,
- 26 metres at 4.0% zinc including 3 metres at 9.2% zinc from 359 metres and
- 8 metres at 5.8% zinc from 254 metres.

The drilling program continued into the third quarter and includes exploration holes that will target a northern limb of the main anticline structure. An updated mineral resource estimate for Accha is expected to be completed in the third quarter of this year. With the bulk of the planned drilling complete at Accha, the focus of drilling activities will shift from Accha to Yanque during the third quarter in order to complete the required drilling at Yanque in advance of the pre-feasibility study.

At the Yanque deposit, 30 kilometres southwest of Accha, Zincore has received a drilling permit from the Peruvian Ministry of Energy and Mines and has signed a drilling contract with Bradley MDH SAC. Field preparations including surface sampling and mapping, camp installation and preparation of drill platforms, are nearing completion and drilling will commence during the second week of August. A 10,000 metre drill program is planned at the Yanque deposit.

Zincore is pursuing a development plan which includes processing of the concentrates obtained from the zinc oxide mineralization using acid leaching with solvent extraction and electrowinning technology. Metallurgical test work conducted by Mintek with supervision and preliminary process design by Green Team International ("GTI") is well advanced on the Accha ore. During the quarter, the Company shipped Yanque samples from the historical drilling to GTI to allow preliminary test work to commence. As soon as drilling commences at Yanque, new samples will be shipped to GTI. The initial focus of GTI's work has been on pre-concentration using DMS and flotation to separate zinc minerals from the host limestone prior to the ore leaching process.

During the quarter Zincore continued to add to its technical team by retaining Pincock, Allen & Holt to complete the mine plans for the pre-feasibility study. In addition the Company bolstered its internal capabilities by adding Greg McCunn, P.Eng. as Vice President, Project Development. Mr. McCunn is an experienced metallurgist, project engineer and project manager. Paul Schmidt who has been leading the technical work in a consulting role will remain a consultant to the Company providing expert advice. At quarter end, the Company had a site team of 35 including seven geologists.

Other Exploration Properties

The Company's community relations team held discussions with members of the communities around the Cerro Condorini project. An exploration project is being planned which would result in activities on the project starting in the third quarter of 2007. Limited activity occurred at the other properties within the portfolio.

[1] For full details see Zincore's press release dated May 10, 2007 available on its website at www.zincoremetals.com or on SEDAR at www.sedar.com

[2] For full details see Zincore's press release dated July 19, 2007 available on its website at www.zincoremetals.com or on SEDAR at www.sedar.com

QUARTERLY FINANCIAL INFORMATION

Fiscal quarter ended	**June 30, 2007**	March 31 2007	Dec. 31 2006	Sept. 30 2006	June 30, 2006	March 31, 2006
Interest Income	**$130,043**	$151,170	$108,721	$806	$1,622	$640
Net loss	**$(851,226)**	$(874,420)	$(969,754)	$(395,620)	$(200,929)	$(28,092)
Net loss per share	**$(0.01)**	$(0.01)	$(0.03)	$(0.03)	N/A	N/A
Total assets	**$20,902,432**	$21,543,888	$21,927,177	$3,594,188	$3,070,974	$2,426,143
Financial liabilities	**$391,720**	$661,609	$506,380	$1,216,985	$3,400,627	$2,554,867
Cash dividends per share	**Nil**	Nil	Nil	Nil	Nil	Nil

The above selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's unaudited consolidated financial statements for the period ended June 30, 2007.

Zincore became a public company in November 2006 with the closing of its IPO on November 8, 2006. Since that time overall spending levels have increased commensurate with the increase in the Company's exploration, development and corporate activities.

The second quarter 2007 net loss was $851,226 compared to a loss of $874,420 in the first quarter of 2007. The lower quarterly loss resulted from a reduction in stock-based compensation expense, lower exploration and general and administrative spending partially offset by higher foreign exchange loss. Stock-based compensation expense decreased from $335,901 in the first quarter of 2007 to $218,561 in the second quarter of 2007 due to timing of option vesting schedules. General exploration decreased from $232,283 (net of stock-based compensation expense allocation) in the first quarter of 2007 to $197,068 (net of stock-based compensation expense allocation) due to lower due-diligence costs on the Antelope property relative to a property that was being evaluated in the first quarter of 2007. Consulting and management fees were similar quarter-on-quarter as staffing levels remained stable but general and administrative costs in the second quarter of 2007 were $156,967 compared to $256,691 in the first quarter of 2007 due to a reduction in company start-up costs, the absence of year-end reporting costs and a reduction in the administrative service agreement with Southwestern Resources Corp. ("Southwestern")[1] upon establishing a standalone office in March. Lower spending was partially offset by an increase in foreign exchange loss from $34,128 in the first quarter of 2007 to $255,412 in the second quarter of 2007. This increased loss was driven by the strengthening Canadian dollar impacting the revaluation of non-Canadian dollar denominated monetary assets and liabilities.

Interest income of $130,043 was lower in the second quarter of 2007 as compared to the first quarter due to lower cash balances.

The decrease in total assets in the second quarter of 2007 reflects principally the use of cash for non-capitalized expenditures principally related to management, general exploration and general and administrative costs.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Zincore is a mineral exploration company and as such is not in commercial production at any of its mineral properties and, accordingly, it does not generate cash from operations. The Company intends to finance its activities by raising capital through the equity markets.

The Company had working capital of $12,333,688 at June 30, 2007 compared to working capital of $14,887,482 at March 31, 2007 and $17,332,644 at December 31, 2006. The quarter-on-quarter decreases in working capital resulted from lower cash balances as a result of planned expenditures on exploration, development, management and other operating

[1] See "Related Party Transactions" later in this MD&A for further information.

activities. The Company remains in a strong financial position to fund its planned exploration and development programs.

Zincore's cash position at June 30, 2007 was $12,603,143. The Company had no long-term liabilities and current liabilities of $391,720. Accounts payable related principally to drilling costs and other expenditures incurred at the Accha-Yanque property. An amount due to affiliated companies of $78,943 was an intercompany payable in favour of Southwestern relating to employees who provided services to Zincore outside of the scope of the services agreements.

The Company's material contractual obligations include an office lease agreement for its corporate office in Vancouver. The lease is for a four-year term commencing on April 1, 2007 and expiring on March 31, 2011. The agreement covers rent and operating expenses which are currently estimated at $9,905 per month.

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years
Operating lease obligations	$445,725	$118,860	$237,720	$89,145

For 2007, Zincore has no commitments for capital expenditures and required exploration and development expenses are limited to $220,000[4] in exploration on the Cerro Condorini properties. The Company anticipates having required corporate and exploration expenses on the Antelope property totaling $66,000[5] during the 12 month period after definitive agreements are executed. During the final two quarters of 2007, the Company expects to spend approximately $4.8 million on exploration and development of the Accha-Yanque property and $735,000 on exploration at other properties. The majority of these expenditures will be capitalized to mineral properties. Net corporate and other exploration costs in Canada and Peru are expected to total approximately $1.0 million for the remainder of 2007.

The Company has financial resources that exceed its planned 2007 exploration and technical study expenditures and corporate costs. The success of exploration programs and other property transactions can have a significant impact on spending requirements. Should the Company decide to accelerate its programs, add new property programs or further develop any of its properties, additional capital may be required and no assurance can be given as to the ability of the Company to raise such required capital. Zincore has no pre-arranged sources of debt financing.

The Company is exposed to foreign exchange risks as it holds the majority of its cash balances in Canadian dollars and incurs expenses principally in Canadian and US dollars, Peruvian soles and the South African rand. A weakening of the Canadian dollar relative to these currencies would result in a higher reported exploration and development expense.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not utilize off-balance sheet transactions.

RELATED PARTY TRANSACTIONS

Zincore has entered into an Administrative Services Agreement with Southwestern whereby Southwestern agreed to provide the Company with accounting and corporate secretarial services in Canada and services in China. This agreement was amended from $16,000 per month to $10,500 per month effective April 1, 2007. Exploraciones Collasuyo S.A.C ("Collasuyo"), the Company's indirect wholly-owned subsidiary, entered into an Outsourcing Operating Assistance Services Agreement with Southwestern's indirect wholly owned subsidiary Minera del Suroeste ("MISOSA"), whereby MISOSA agreed to provide Collasuyo with office space, use of MISOSA's facilities and secretarial and accounting services in Peru. This agreement was amended from $12,650 (US$11,500) per month to $8,965 (US$8,150) per month effective February 1, 2007 and to $7,975 (US$7,250) effective August 1, 2007 reflecting Collasuyo's reduced use of services as it has hired additional employees. During the quarter ended June 30, 2007,

[4] Cerro Condorini and other commitments that are in United States dollars and have been converted to Canadian dollars at 1.10 CAD/USD.

[5] Cerro Condorini and other commitments that are in United States dollars and have been converted to Canadian dollars at 1.10 CAD/USD.

the Company paid a total of $67,862 to Southwestern and MISOSA under these services agreements.

During the three month period ended June 30, 2007, Zincore paid $36,250 for management services under an agreement with a company controlled by a director who is also an officer of the Company.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, advances and other receivables, accounts payable and payables due to an affiliated company. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Acquisition costs of mineral properties together with direct exploration and development expenditures are capitalized. When production is attained these costs will be amortized. When capitalized expenditures on individual properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

The Company's financial assets and liabilities are cash and cash equivalents, advances and other receivables, payables due to affiliated companies and accounts payable and accrued charges. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature. Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less and expose the Company to minimal risk.

CICA Handbook section 3870 Stock-Based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes Option Pricing Model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period.

The Black-Scholes Option Pricing Model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective as of January 1, 2007, the Company adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants ("CICA"). These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

Comprehensive income (CICA Handbook Section 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company reports a consolidated statement of loss, comprehensive loss and deficit and a new category, accumulated other comprehensive income, is added to the shareholders' equity section of the consolidated balance sheet for any unrealized gains and losses in financial assets classified as available-for-sale. The Company had no "other comprehensive income or loss" transactions during the three and six months ended June 30, 2007 and no opening or closing balances for "accumulated comprehensive income or loss".

Financial Instruments – recognition and measurement (CICA Handbook Section 3855) and disclosure and presentation (CICA Handbook Section 3861).

In accordance with this new standard, the Company now classifies all financial instruments as held-to-maturity, available-for-sale, held-for-trading, loans and receivables or other financial liabilities. Financial instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in operating results. Financial instruments classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Financial instruments classified as held-to-maturity, loans and receivables or other financial liabilities are measured at amortized cost.

Upon adoption of these new standards, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Advances and other receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued charges are classified as other liabilities, which are measured at amortized cost.

During the three and six months ended June 30, 2007, the Company had neither available-for-sale nor held-to-maturity financial instruments.

SHARE CAPITAL INFORMATION

As at the date of this MD&A, the Company has an unlimited number of common shares authorized for issuance, with 77.1 million common shares issued and outstanding. Of these 38.1 million or 49.4% are owned by Southwestern.

During the quarter 29,000 options were exercised by employees or consultants for proceeds of $14,500. As at the date of this MD&A, Zincore has 4,505,000 options outstanding with an average exercise price of $0.56 per option of which 1,783,477 have vested and are available for exercise.

During the quarter 493,199 warrants relating to its IPO were exercised into common shares for proceeds of $246,600. As at the date of this MD&A, the Company had 1,976,801 warrants outstanding with an exercise price of $0.50 per warrant available for exercise before November 7, 2007.

The Company has two classes of preferred shares authorized with none issued.

OUTLOOK

The Company's principal efforts during the balance of 2007 will be focused on the Accha-Yanque project where Zincore expects to spend $4.8 million on exploration and development over the final two quarters of the year. Key milestones for the project include a National Instrument 43-101 compliant mineral resource estimate for the Accha deposit in the third quarter, an updated mineral resource estimate on the Yanque deposit in the fourth quarter and completion of a pre-feasibility study for the Accha-Yanque Project in early 2008.

DISCLOSURE CONTROL AND PROCEDURES

Management is responsible for establishing and maintaining a system of controls and procedures over the public disclosure of financial and non-financial information regarding the Company. Management is also responsible for the design and maintenance of effective internal control over financial reporting to provide reasonable assurance regarding the integrity and reliability of the Company's financial information and the preparation of its financial statements in accordance with Canadian generally accepted accounting principles. Management maintains appropriate information systems, procedures and controls to ensure integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Company has a Disclosure Policy and a Disclosure Committee in place to mitigate risks associated with the disclosure of inaccurate or incomplete information.

As required by Multilateral Instrument 52-109, an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures was conducted as of December 31, 2006 by and under the supervision of management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). Based on that evaluation,

the CEO and CFO concluded that the Company's disclosure controls and procedures were operating effectively as of December 31, 2006.

There have been no changes in internal control over financial reporting during the six month period ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Form 52-109F2 *Certification of Interim Filings*

I, ***Timo Jauristo, President and Chief Executive Officer of Zincore Metals Inc.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Zincore Metals Inc.,** (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 10, 2007

President & CEO

Form 52-109F2 ***Certification of Interim Filings***

I, ***Greg Martin, Vice President and Chief Financial Officer of Zincore Metals Inc.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Zincore Metals Inc.**, (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 10, 2007

Vice President & CFO

ZINCORE METALS INC.

Management's Discussion and Analysis of Financial Condition and Results of Operations

For the Three Month Period Ended March 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

Three month period ended March 31, 2007

GENERAL

The following Management's Discussion and Analysis ("MD&A") of Zincore Metals Inc. and its subsidiaries, ("Zincore" or the "Company") for the three months ended March 31, 2007 should be read in conjunction with the Company's unaudited financial statements for the three months ended March 31, 2007 and the Company's audited financial statements for the period from April 1, 2006 until December 31, 2006 available on the Company's website at www.zincoremetals.com or on SEDAR at www.sedar.com. This report has taken into account information available up to and including May 10, 2007.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles and presented in Canadian dollars unless otherwise noted.

The Company has commenced exploration of its mineral properties and has not yet determined whether these properties contain ore reserves. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the ability of the Company to obtain necessary financing to complete the exploration and development and upon future profitable production or proceeds from the disposition of properties. The amounts shown as mineral properties represent costs to date and do not necessarily represent present or future values.

FORWARD-LOOKING STATEMENTS

Statements in this MD&A that are forward looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in Zincore's Annual Information Form ("AIF") dated March 26, 2007 which is filed on SEDAR and available on Zincore's website at www.zincoremetals.com. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. Zincore does not assume the obligation to update any forward-looking statements other than as required pursuant to applicable securities laws.

DESCRIPTION OF BUSINESS

Zincore was incorporated on September 21, 2005 as an indirect wholly owned subsidiary of Southwestern Resources Corp. ("Southwestern") and commenced operations as a zinc mineral exploration and development company following the restructuring by Southwestern of its zinc properties. On November 8, 2006, Zincore closed its initial public offering ("IPO") by issuing 38 million common shares for gross proceeds of $19 million and the trading of its common shares commenced on the Toronto Stock Exchange under the symbol ZNC.

The Company is engaged in the exploration and development of zinc mineral properties located in Peru. Zincore's properties are in the exploratory stage and are thus non-producing and consequently do not generate operating income or cash flow from operations. The Company is dependant on additional equity or debt capital or divestitures to finance its activities.

Zincore's is focused on exploration, definition drilling and a technical study at its Accha-Yanque property, initial exploration of its other properties to further assess potential and develop more detailed exploration programs, and the addition of high potential properties to its portfolio.

Zincore's near term success will be measured by its ability to increase the amount and quality of its zinc mineral resources and by its ability to advance its projects towards development decisions.

OVERALL PERFORMANCE

For the quarter ended March 31, 2007, the Company incurred a net loss of $874,420 relating to its operations, exploration and development activities on its properties. The Company used $2,293,844 in cash during the quarter on operations and exploration and development of which $1,776,530 was capitalized to mineral properties or plant and equipment. The quarter ended March 31, 2007 was the first full quarter of operations as a public company and this is reflected in the spending and investing.

The Company continued to have a strong financial position with $15.4 million in cash on hand, no debt and minor fixed exploration and property maintenance commitments at the end of the quarter.

The Company continued its strategy of exploration and technical work on its 100% owned Accha-Yanque property. During the quarter, 34 exploration and definition diamond drill holes were completed with results being released for 29 holes and assays pending for the balance. The drilling continues to verify the high-grade and near surface nature of Accha's zinc oxide mineralization. Step-out drilling that occurred towards the end of the quarter began to validate the exploration model of the Accha deposit extending in a westerly direction with mineralization being intersected outside of the historical resource envelope. Metallurgical test work continued with a focus on pre-concentration of the ore through dense media separation ("DMS"). The Company delivered the mineralized sections of four dedicated metallurgical sampling HQ diamond drill holes, adjacent to selected resource drill holes, to consultants in South Africa for use in the DMS and other test work.

Zincore continued its strategy of adding high-potential exploration opportunities to its portfolio by executing definitive agreements with Brett Resources Inc. ("Brett") on an earn-in of Brett's Cerro Condorini property in southern Peru. Following the completion of Zincore's due diligence, definitive agreements were prepared and executed on February 22, 2007. As of such date, Zincore assumed responsibility for the Cerro Condorini property and the exploration program pursuant to the definitive agreements and a related mining assignment agreement that was registered with the public registry in Peru.

RESULTS OF OPERATIONS

	Quarter Ended March 31 2007	Quarter Ended March 31 2006
General exploration expense	**$ 341,247**	$ 6,943
Consulting and management expense	**$ 313,056**	$3,390
Other general and administrative expenses	**$ 337,159**	$22,536
Foreign exchange loss (gain)	**$34,128**	$ (4,137)
Interest income	**$ 151,170**	$ 640
Net loss	**$874,420**	$28,092
Net loss per share	**$ 0.01**	N/A
Total assets	**$21,543,888**	$2,426,143
Mineral property and plant & equipment	**$5,919,457**	$2,172,624

Zincore had not commenced active operations during the quarter ended March 31, 2006, and, therefore, detailed analysis of the quarter against quarter changes is not meaningful. The quarter ended March 31, 2007 reflects the increase in management, exploration, general activities and spending associated with Zincore being a public company with an active exploration program in Peru.

Interest income increased from $640 in the first quarter ended 2006 to $151,170 in the first quarter ended 2007 due to the increase in cash balances as a result of completing the Company's IPO in November, 2006 which raised gross proceeds of $20 million including exercise of the over-allotment option.

Included in the quarter ended March 31, 2007 is stock based compensation expense totalling $335,901. Of this amount, $146,469 related to consulting and management, $108,964 to general exploration and $80,468 to office expense (general and administrative) and these amounts are included in those respective expense lines. There was no stock based compensation expense in the quarter ending March 31, 2006.

During the quarter, general exploration expense related to early stage properties in Peru and on assessments of properties that the Company considered for staking or acquisition.

PROPERTY REVIEW

Accha-Yanque Property

Zincore's current exploration and development activities are concentrated on the Accha-Yanque property in Peru. During the quarter, Zincore deferred $1.85 million in expenditures on the Accha-Yanque property. Of this amount, $1.6 million related to the ongoing drilling program and related exploration activities on the Accha deposit. The Company drilled 5,750 metres of diamond core during the quarter with drilling focusing on confirming resources within the strike length of the historical mineral resources and step out drilling to the west towards the end of the quarter.

On January 18, 2007, Zincore announced the results of its initial four holes which included intersections of:

- 35 metres of 9.3% zinc from 48 metres and
- 17 metres of 8.7% zinc from 103 metres[1].

On February 28, 2007, the Company announced the results of the subsequent ten holes including which included intersections of:

- 11 metres at 39% zinc from 113 metres,
- 33 metres of 12.5% zinc from 209 metres and
- 34 metres of 9.4% zinc from 97 metres.

Results of the next 15 holes were released on March 27, 2007. Eleven holes were within the strike length of the historical mineral resources, but three holes tested down dip extensions of the mineralization and all three intersected ore grade mineralization including: 21 metres at 19% zinc from 75 metres. Intersections within the infill drilling included:

- 22 metres at 17% zinc from 15 metres,
- 15 metres of 11% zinc from 25 metres and
- 14 metres at 13% zinc and 5% lead from 57 metres.

Four holes targeted strike extensions to the deposit of which two were 50 metres west where the deposit was projected to continue and two were 50 metres east where expectations of extensions were limited. The westerly holes interested wide zones of mineralization of:

- 12 metres at 10% zinc from 109 metres and
- 35 metres at 8% zinc from 123 metres.

One drill hole 50 metres to the east of the historical mineral resources intersected 7 metres of mineralization grading 13% zinc from 69 metres.

On May 10th, Zincore announced results from a further 13 drill holes of which 8 were exploration holes and 5 were definition drill holes. The highlight of the release was exploration hole AC-42 which intersected 64 metres of 9.7% zinc from 129 metres including intervals of 17 metres at 14.5% zinc and 13 metres at 16.7% zinc. Hole AC-42 was drilled 50 metres west of any previous reported drilling. Exploration hole AC-33, drilled 150 metres west of AC-42, intersected 18 metres at 6.4% zinc from 361 metres.

Highlights of the definition drilling included holes with intersections of:

- 15 metres at 9.8% zinc from 8 metres and 24 metres at 18.6% zinc from 46 metres and
- 32 metres at 4.8% zinc from 23 metres.

The drilling program is ongoing with a greater focus on step-out drilling. The program remains on track to be completed within the budgeted time frames and an updated mineral resource estimate for Accha is expected early in the third quarter of this year.

Zincore is pursuing a development plan which includes processing of the zinc oxide mineralization using solvent extraction/electrowinning technology. Metallurgical test work and preliminary process design by Green Team International ("GTI") commenced during the quarter. In January, the Company shipped full core from four metallurgical holes to South Africa to permit testing to commence on fresh samples. The initial focus of GTI's work is on pre-concentration using DMS to separate zinc minerals from the host limestone prior to the ore leaching process.

[1] For complete details please see Zincore's press releases dated January 18, 2007, February 28, 2007 and March 27 2007 available at www.zincoremetals.com or on SEDAR at www.sedar.com

In addition, Zincore has selected its consultants to complete the water testing, hydrology, geotechnical work and preliminary environmental impact study for the pre-feasibility study. The Company is currently discussing the proposals for preliminary mine designs with a number of international consulting groups.

Zincore continues to fill out its team in Peru and has hired four individuals to lead its community relations efforts. In April of this year, the Company was successful in obtaining majority approval from the residents around the Yanque deposit for an agreement granting Zincore the rights to perform exploration activities on that deposit. With the successful completion of this agreement, Zincore will commence site work on the Yanque deposit consisting of mapping, sampling and water sampling. The Company is now preparing documentation for submission of drill permit applications for the Yanque deposit and Puyani target. Upon the granting of the permits expected before the end of June, drilling activities on the deposit will commence. At quarter end, the Company had a site team of 32 including six geologists.

Cerro Condorini

The Cerro Condorini properties comprises 3,600 hectares, located 10 kilometres from the town of Nunoa in southern Peru and 35 kilometres south of Bear Creek Mining Corporation's Corani project. Early stage work by Brett found high-grade zinc, lead and silver mineralization in historic mine workings on the properties and identified zones of oxide zinc mineralization along strike to the northwest of the historic mine in a broad zone.

Under the terms of the definitive agreement, the Company has the option to earn a 60% interest in the Cerro Condorini property, by spending $1,725,000[2] on exploration on the property and making cash payments to Brett of $86,250 over three years. The first year's exploration expenditure of $230,000 and payment of $28,750 is a firm commitment. Zincore has been appointed operator of the property. The parties will incorporate a Peruvian corporation in accordance with their respective interests to continue exploration on the property. Upon earning its 60% interest, the Company can earn an additional 10% interest in the Cerro Condorini property (for a total 70% interest) by contributing $2,875,000 over two years toward further exploration on the property, and a subsequent 10% interest in the property (for a total 80% interest) by contributing $4,600,000 over the following four years towards continued exploration on the property.

Other Exploration Properties

The Company completed its first pass evaluation of the Wanda and Arella properties in the latter part of 2006 and early 2007. The evaluation identified a number of areas on the properties of interest and surface sampling returned ore grade zinc results. Further work will be scheduled to follow up on these positive results.

QUARTERLY FINANCIAL INFORMATION

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's unaudited consolidated financial statements for the period ended March 31, 2007.

Expenditures have increased quarter on quarter reflecting the increased level of activity with Zincore becoming a listed issuer and commencing active exploration on its properties in the fourth quarter of 2006. The first quarter net loss was $874,420 compared to a loss of $969,754 in the fourth quarter. Contributing to this decreased loss was a reduction in stock based compensation expense from $433,094 in the fourth quarter of 2006 to $335,902 in the first quarter of 2007. General exploration increased in the first quarter to $232,283 (net of stock based compensation allocation) from $165,829 in the

Fiscal quarter ended	March 31 2007	Dec. 31 2006	Sept. 30 2006	June 30, 2006	March 31, 2006
Interest income	$ 151,170	$108,721	$806	$1,622	$640
Net loss	$874,420	$969,754	$395,620	$200,929	$28,092
Net loss per share	$0.01	$0.03	$0.03	N/A	N/A
Total assets	$21,543,888	$21,927,177	$3,594,188	$3,070,974	$2,426,143
Financial liabilities	$661,610	$506,380	$1,216,985	$3,400,627	$2,554,867
Cash dividends per share	Nil	Nil	Nil	Nil	Nil

[2] Cerro Condorini commitments are in United States dollars a[illegible] to Canadian dollars at 1.15 CAD/USD.

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years
Operating lease obligations	$ 475,440	$118,860	$237,720	$118,860

fourth quarter 2006 due to an increase in activities on earlier stage properties and the evaluation of properties for acquisition. This increase was largely offset by an increase in interest income to $151,170 due to interest income on the IPO cash proceeds for the entire quarter.

The decrease in total assets in the first quarter 2007 reflects principally the use of cash for non-capitalized expenditures principally related to management, general exploration and general and administrative.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Zincore is a mineral exploration company and as such is not in commercial production at any of its mineral properties and, accordingly, it does not generate cash from operations. The Company intends to finance its activities by raising capital through the equity markets.

The Company had working capital of $14,887,482 at March 31, 2007 compared to working capital of $17,332,644 at December 31, 2006. The decrease resulted from lower cash balances as a result of expenditures during the quarter on exploration, development, management and other operating activities.

Zincore's cash position at March 31, 2007 was $15,378,248. The Company had no long-term liabilities and current liabilities of $661,609. Accounts payable related principally to drilling costs incurred at the Accha-Yanque property. An amount due to affiliated companies of $65,742 was an intercompany payable in favour of Southwestern relating to the services agreements in Canada and Peru and for Southwestern employees who provided services to Zincore outside of the scope of the services agreements.

The Company's material contractual obligations include an office lease agreement for its corporate office in Vancouver. The lease is for a four-year term commencing on April 1, 2007 and expiring on March 31, 2011. The agreement covers rent and operating expenses which are currently estimated at $9,905 per month.

For 2007, Zincore has no commitments for capital expenditures and required exploration and development expenses are limited to $0.23[3] million in exploration on the Cerro Condorini properties. During the final three quarter of 2007, the Company expects to spend approximately $6.8 million on exploration and development of the Accha-Yanque property and $0.7 million on exploration at other properties. The majority of these expenditures will be capitalized to mineral properties. Net corporate and other exploration costs in Canada and Peru are expected to total approximately $1.6 million for the remainder of 2007. In order to maintain its claims in Peru in good standing, approximately $85,000 must be spent on concession holding costs over the next 12 months.

The Company has financial resources that exceed its planned 2007 exploration and technical study expenditures and corporate costs. The success of exploration programs and other property transactions can have a significant impact on spending requirements. Should the Company decide to accelerate its programs, add new property programs or further develop any of its properties, additional capital may be required and no assurance can be given as to the ability of the Company to raise such required capital. Zincore has no pre-arranged sources of debt financing.

The Company is exposed to foreign exchange risks as it holds the majority of its cash balances in Canadian dollars and incurs expenses principally in Canadian and US dollars, Peruvian soles and the South African rand. A weakening of the Canadian dollar relative to these currencies would result in a higher reported exploration and development expense.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not utilize off-balance sheet transactions.

RELATED PARTY TRANSACTIONS

[3] Cerro Condorini commitments are in United States dollars and have been converted to Canadian dollars at 1.15 CAD/USD.

Zincore has entered into an Administrative Services Agreement with Southwestern whereby Southwestern agreed to provide the Company with office space, use of Southwestern's office facilities, secretarial and accounting services in Canada and services in China at a cost of $16,000 per month. The terms of this agreement will be renegotiated upon Zincore moving to its own office space. Exploraciones Collasuyo S.A.C ("Collasuyo"), the Company's indirect wholly-owned subsidiary, entered into an Outsourcing Operating Assistance Services Agreement with Southwestern's indirect wholly owned subsidiary Minera del Suroeste ("MISOSA"), whereby MISOSA agreed to provide Collasuyo with office space, use of MISOSA's facilities and secretarial and accounting services in Peru. This agreement was amended from $13,225 (US$11,500) per month to $9,370 (US$8,150) per month effective February 1, 2007 reflecting Collasuyo's reduced use of services as it has hired additional employees. During the quarter ended March 31, 2007, the Company paid a total of $82,805 to Southwestern and MISOSA under these services agreements.

During the three month period ended March 31, 2006, Zincore paid $43,750 for management services under an agreement with a company controlled by a director who is also an officer of the Company.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, advances and other receivables, accounts payable and payables due to an affiliated company. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Acquisition costs of mineral properties together with direct exploration and development expenditures are capitalized. When production is attained these costs will be amortized. When capitalized expenditures on individual properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

The Company's financial assets and liabilities are cash and cash equivalents, exploration advances and other receivables, payables due to affiliated companies and accounts payable and accrued charges. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature. Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less and expose the Company to minimal risk.

CICA Handbook section 3870 Stock-Based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes Option Pricing Model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period.

The Black-Scholes Option Pricing Model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective as of January 1, 2007, the Company adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered

Accountants ("CICA"). These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

Comprehensive income (CICA Handbook Section 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company reports a consolidated statement of comprehensive income and a new category, accumulated other comprehensive income, is added to the shareholders' equity section of the consolidated balance sheet for any unrealized gains and losses in financial assets classified as available for sale. The Company had no "other comprehensive income or loss" transactions during the three months ended March 31, 2007 and no opening or closing balances for "accumulated comprehensive income or loss".

Financial Instruments – recognition and measurement (CICA Handbook Section 3855) and disclosure and presentation (CICA Handbook Section 3861)

In accordance with this new standard, the Company now classifies all financial instruments as held-to-maturity, available-for-sale, held-for-trading, loans and receivables or other financial liabilities. Financial instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in operating results. Financial instruments classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Financial instruments classified as held-to-maturity, loans and receivables or other financial liabilities are measured at amortized cost.

Upon adoption of these new standards, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other liabilities, which are measured at amortized cost.

During the three months ended March 31, 2007, the Company had neither available for sale nor held-to-maturity financial instruments.

SHARE CAPITAL INFORMATION

As at the date of this MD&A, the Company has an unlimited number of common shares authorized for issuance, with 76.6 million common shares issued and outstanding. Of these 38.1 million or 49.7% are owned by Southwestern.

On March 14, 2007, Zincore granted stock options to employees and consultants to the Company totalling 1,166,000 options exercisable into common shares at a strike price of $0.69 per option. On March 28, 2007, the Company granted 15,000 options exercisable into common shares to a consultant to the company at a strike price of $0.71 per option. As at the date of this MD&A, Zincore has 4,479,000 options outstanding of which 1,568,477 have vested and are available for exercise.

The Company also has 2,470,000 outstanding warrants relating to its IPO available to be exercised into common shares before November 7, 2007 at a price of $0.50 per warrant.

The Company has two classes of preferred shares authorized with none issued.

OUTLOOK

The Company's principal efforts during the balance of 2007 will be focused on the Accha-Yanque project where Zincore expects to spend $6.8 million on exploration and development over the final three quarters of the year. Key milestones for the project include a National Instrument 43-101 mineral resource estimate for the Accha deposit early in the third quarter, an updated resource estimate on the Yanque deposit in the fourth quarter and completion of a pre-feasibility study of the project around the end of 2007.

DISCLOSURE CONTROL AND PROCEDURES

As required by Multilateral Instrument 52-109, an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures and internal control over financial reporting was conducted as of March 31, 2007 by and under the supervision of management, including the Chief

Executive Officer ("CEO") and Chief Financial Officer ("CFO"). Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures and internal controls over financial reporting were operating effectively as of March 31, 2007.

[redacted]

ZINCORE METALS INC.

Consolidated Financial Statements

For the quarter ended March 31, 2007

CONSOLIDHATED BALANCE SHEETS
(UNAUDITED)

[illegible]

TO THE SHARE HOLDERS OF ZINCORE METALS INC

	March 31, 2007	December 31, 2006
[illegible]		
Current		
Cash and cash equivalents	$ 15,378,248	$ 17,672,092
Advances and other receivables	170,843	166,932
	15,549,091	17,839,024
Other assets	75,340	75,340
Property, plant and equipment NOTE 3	145,897	120,867
Mineral properties NOTE 4	5,773,560	3,891,946
	$21,543,888	$ 21,927,177
[illegible]		
Current		
Accounts payable and accrued charges	$ 595,867	$ 450,314
Due to affiliated companies	65,742	56,066
	661,609	506,380
[illegible]		
Share capital NOTE 5	22,287,531	22,287,531
Contributed surplus NOTE 5	1,164,196	828,294
Deficit	(2,569,448)	(1,695,028)
	20,882,279	21,420,797
	$21,543,888	$ 21,927,177

See accompanying notes to consolidated financial statements

[illegible]

W DAVID BLACK

TIMO JAURISTO

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(UNAUDITED)

ZINCORE METALS INC

	Three months ended March 31, 2007	Three months ended March 31, 2006
[illegible]		
Consulting and management fees	$ 313,056	$ 6,943
General exploration	341,247	3,390
Foreign exchange loss (gain)	34,128	(4,137)
Legal and accounting	37,720	22,350
Shareholder information	55,604	-
Office expense	232,589	186
Travel	11,246	-
Loss before undernoted items	(1,025,590)	(28,732)
Interest and other income	151,170	640
Net loss for the period	(874,420)	(28,092)
Deficit at beginning of period	(1,695,028)	(252)
Related party transaction	-	(100,381)
Deficit at end of period	$ (2,569,448)	$ (128,725)
Loss per share – basic and diluted	$ (0.01)	N/A
Weighted average number of shares outstanding	76,600,000	1

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOW
(UNAUDITED)

	Three months ended March 31, 2007	Three months ended March 31, 2006
Net loss for the period	$ (874,420)	$ (28,092)
Items not involving cash		
Depreciation	347	-
Stock-based compensation	335,902	-
	(538,171)	(28,092)
Change in non-cash operating working capital items		
Increase in advances and other receivables	(1,805)	-
Increase in accounts payable and accrued charges	22,662	-
Cash used in operating activities	(517,314)	(28,092)
Additions to property, plant and equipment	(33,662)	(63,753)
Mineral property expenditures	(1,742,868)	(80,955)
Cash used in investing activities	(1,776,530)	(144,708)
Loans from affiliated company	-	413,907
Cash provided by financing activities	-	413,907
Increase in cash and cash equivalents during the period	(2,293,844)	241,107
Cash and cash equivalents at beginning of period	17,672,092	150
Cash and cash equivalents at end of period	$ 15,378,248	$ 241,257
Cash and cash equivalents consist of:		
Cash	$ 10,302,932	$ 241,257
Short-term investments	5,075,316	-
	$ 15,378,248	$ 241,257

See accompanying notes to consolidated financial statements

ZINCORE METALS INC

For the three months ended March 31, 2007 and March 31, 2006

1/ BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and follow the same accounting policies and methods of application as the most recent annual consolidated financial statements dated December 31, 2006, except for the items discussed in note 2 below. These financial statements should be read in conjunction with those annual financial statements and notes thereto. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for fair presentation have been included. Operating results for the three month periods ended March 31, 2007 and 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

2/ CHANGES IN ACCOUNTING POLICIES

Effective as of January 1, 2007, the Company adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants ("CICA"). These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

a) Comprehensive income (CICA Handbook Section 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company reports a consolidated statement of comprehensive income and a new category, accumulated other comprehensive income, is added to the shareholders' equity section of the consolidated balance sheet for any unrealized gains and losses in financial assets classified as available for sale. The Company had no "other comprehensive income or loss" transactions during the three months ended March 31, 2007 and no opening or closing balances for "accumulated comprehensive income or loss".

b) Financial Instruments – recognition and measurement (CICA Handbook Section 3855) and disclosure and presentation (CICA Handbook Section 3861)

In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables or other financial liabilities. Financial instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in operating results. Financial instruments classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Financial instruments classified as held-to-maturity, loans and receivables or other financial liabilities are measured at amortized cost.

Upon adoption of these new standards, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other liabilities, which are measured at amortized cost.

During the three months ended March 31, 2007, the Company had neither available for sale nor held-to-maturity financial instruments.

3/ PROPERTY, PLANT AND EQUIPMENT

As at March 31, 2007	Cost	Accumulated amortization	Net book value
Office and other equipment	$67,307	$ 5,546	$ 61,761
Computer equipment	39,001	4,394	34,607
Leasehold improvements	6,177	129	6,048
Vehicles	61,941	18,460	43,481
	$ 174,426	$ 28,529	$ 145,897

As at December 31, 2006	Cost	Accumulated amortization	Net book value
Office and other equipment	$ 50,572	$2,673	$47,899
Computer equipment	28,251	2,195	26,056
Vehicles	61,941	15,029	46,912
	$ 140,764	$19,897	$120,867

Amortization relating to exploration related assets has been allocated to mineral properties in the amount of $8,285 (December 31, 2006 - $18,051) during the period.

4/ MINERAL PROPERTIES

a) For the three month period ended March 31, 2007, significant expenditures were:

	Accha-Yanque	Condorini	Sayani	Minasccasa	Total
Balance, beginning of period	$ 3,089,741	$ 9,244	$ 55,393	$ 737,568	$ 3,891,946
Property, acquisition and maintenance	891	29,000	–	–	29,891
Analytical	54,778	–	–	–	54,778
Geology	539,068	–	–	–	539,068
Drilling	981,446	–	–	–	981,446
Technical and engineering	127,111	–	–	–	127,111
Research	14,465	–	–	–	14,465
Project administration	132,290	2,565	–	–	134,855
Balance, end of period	$4,939,790	$ 40,809	$ 55,393	$ 737,568	$ 5,773,560

b) For the nine month period ended December 31, 2006, significant expenditures were:

	Accha-Yanque	Condorini	Sayani	Minasccasa	Total
Balance, beginning of period	$ 1,381,968	$ –	$ 13,867	$ 714,553	$ 2,110,388
Property, acquisition and maintenance	255,316	–	13,494	16,865	285,675
Analytical	68,939	2,250	225	–	71,414
Geology	1,041,415	3,610	27,807	6,150	1,078,982
Drilling	279,089	–	–	–	279,089
Research	41,021	–	–	–	41,021
Project administration	21,993	3,384	–	–	25,377
Balance, end of period	$ 3,089,741	$ 9,244	$ 55,393	$737,568	$ 3,891,946

5/ SHARE CAPITAL

a) Common and preferred shares

The authorized share capital of the Company consists of an unlimited number of common shares without par value; an unlimited number of first preferred shares without par value; and an unlimited number of second preferred shares without par value.

During the three months ended March 31, 2007, there were no changes in issued common share capital.

Three month period ended March 31, 2007	Number of shares	Amount
Issued at beginning of period	76,600,000	$22,287,531
Issued at end of period	76,600,000	$ 22,287,531

Nine month period ended December 31, 2006	Number of shares	Amount
Issued at beginning of period	1	$ 1
Issued in exchange for debt	36,599,999	4,402,476
Public offering (net of share issue costs – $2,114,946)	40,000,000	17,885,054
Issued at end of period	76,600,000	$ 22,287,531

b) Stock Options

At March 31, 2007 there were 4,479,000 stock options outstanding, of which 1,568,477 are exercisable.

Three month period ended March 31, 2007	Number of options	Weighted average exercise price
Outstanding at beginning of period	3,098,000	$ 0.50
Granted	1,381,000	$0.70
Outstanding at end of period	4,479,000	$0.56
Exercisable at end of period	1,568,477	$0.56

As a result of stock options vesting and the amortization of previous grants during the three month period ended March 31, 2007, the Company recognized $335,901 as stock-based compensation expense and recorded this amount in contributed surplus. Of this expense, $80,468 is included in office expense, $146,469 in consulting and management fees, and $108,964 in general exploration.

The value of the stock options granted during the period was determined using the Black-Scholes option pricing model. A grant-date fair value of $0.36 for each option granted was estimated using the following assumptions: no dividends are to be paid; volatility of 72%; risk free interest rate of 4.0%; and expected life of 3.5 years.

c) Warrants

As at March 31, 2007, the Company had 2,470,000 warrants outstanding with an exercise price of $0.50 per warrant and an expiry date of November 7, 2007. The warrants were valued at $395,200 at the date of issue using the Black-Scholes pricing model.

d) Contributed Surplus

	Three month period ended March 31, 2007	Nine month period ended December 31, 2007
Balance, beginning of period	$828,294	$–
Warrants	–	395,200
Stock-based compensation	335,901	433,094
Balance, end of period	$1,164,195	$828,294

6/ SEGMENTED INFORMATION

The Company operates in one reportable operating segment, the acquisition and exploration of mineral properties. The Company has non-current assets in the following geographic locations:

	March 31, 2007	December 31, 2006
Peru	$ 5,905,601	$ 4,011,333
Canada	89,196	76,820
	$ 5,994,797	$ 4,088,153

7/ RELATED PARTY TRANSACTIONS

During the three month period ended March 31, 2007,the Company paid $82,805 (March 31, 2006 - $nil) to its parent company Southwestern Resources Corp. ("Southwestern") and its subsidiary under the terms of two separate administrative services agreements. In addition, during the same periods, the Company paid remuneration to a company controlled by a director in the amount of $43,750 (March 31, 2006 – nil). As at March 31, 2007, there was an amount owing to Southwestern and its subsidiary totalling $65,742. (December 31, 2006, $56,066) relating to services requested by Zincore that were outside of the scope of the administrative services agreement.

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

8/ COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current period's presentation.

CORPORATE INFORMATION

ZINCORE METALS INC

W David Black
Chair
Timo Jauristo
Rex McLennan
Myron Osatenko
Henry Giegerich

Timo Jauristo
President and CEO
Gregory Martin
VP and CFO
Susy Horna
Corporate Secretary

Zincore Metals Inc.
Suite 1020
625 Howe Street
Vancouver, BC
V6C 2T6 Canada

Tel 604 669 6611
Fax 604 669 6616
info@zincoremetals.com
www.zincoremetals.com

Exploraciones Collasuyo S.A.C.
Av. Del Parque Norte 829
Corpac San Isidro, Lima 27 Peru

Tel 511 225 1125
Fax 511 225 2273

Meghan Brown
Tel 604 669 6611
investorrelations@zincoremetals.com

Deloitte & Touche LLP
Four Bentall Centre
Suite 2800
1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4 Canada

Computershare Investor Services
510 Burrard Street
Vancouver, British Columbia
V6C 3B9 Canada

ZNC – TSX

Form 52-109F1 ***Certification of Annual Filings***

I, ***Timo Jauristo, President and Chief Executive Officer of Zincore Metals Inc..***, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Zincore Metals Inc.** (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 16, 2007

President & CEO

Form 52-109F1 *Certification of Annual Filings*

I, ***Greg Martin Chief Financial Officer of Zincore Metals Inc.*** certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Zincore Metals Inc.** (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 16, 2007

CFO

ZINCORE METALS INC.

Management's Discussion and Analysis of Financial Condition and Results of Operations

For the Nine Month Period and Quarter Ended
December 31, 2006

ZINCORE METALS INC.

Nine month period ended December 31, 2006
and period from September 21, 2005 to March 31, 2006

GENERAL

The following Management's Discussion and Analysis ("MD&A") of Zincore Metals Inc. and its subsidiaries ("Zincore" or the "Company") for the three and nine month periods ended December 31, 2006 should be read in conjunction with the Company's audited consolidated financial statements including the notes thereto for the periods ended December 31, 2006 and March 31, 2006. This report has taken into account information available up to and including March 14, 2007.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles and presented in Canadian dollars unless otherwise noted.

In June 2006 Zincore changed its financial year end from March 31 to December 31. As a result its reporting period is from April 1, 2006 through December 31, 2006. As this period includes nine months it may not be representative of future annual periods.

The Company has commenced exploration of its mineral properties and has not yet determined whether these properties contain ore reserves. The recoverability of the amounts shown on the Company's consolidated balance sheets for mineral properties and related deferred costs is dependent upon the ability of the Company to obtain necessary financing to complete the exploration and development and upon future profitable production or proceeds from the disposition of such properties. The amounts shown as mineral properties represent costs to date and do not necessarily represent present or future values.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause actual results and performance of the Company to be materially different from those expressed or implied by such forward-looking statements. Readers are advised to consider such forward-looking statements while considering the risks set forth later in this MD&A.

DESCRIPTION OF BUSINESS

Zincore was incorporated on September 21, 2005 as an indirect wholly owned subsidiary of Southwestern Resources Corp. ("Southwestern") and commenced operations as a zinc mineral exploration and development company following the restructuring by Southwestern of its zinc properties. On November 8, 2006 Zincore closed its initial public offering ("IPO") by issuing 38 million common shares for gross proceeds of $19 million and the trading of its common shares commenced on the Toronto Stock Exchange under the symbol ZNC.

The Company is engaged in the exploration and development of zinc mineral properties located in Peru. Zincore's properties are in the exploratory stage and are thus non-producing and consequently do not generate operating income or cash flow from operations. The Company is dependent on additional equity or debt capital or divestitures to finance its activities.

Zincore's strategy consists of exploration, definition drilling and a technical study at its Accha-Yanque Property, initial exploration of its other properties to further assess potential and develop more detailed exploration programs, and adding high potential properties to its portfolio.

Zincore's near term success will be measured by its ability to increase the amount and quality of its zinc mineral resources and by its ability to advance its projects towards development decisions. The Company's key objectives for 2007 are the completion of the drilling programs on the Accha and Yanque deposits, preparation of mineral resource estimates for each deposit and the delivery of a pre-feasibility study on the Accha-Yanque Property by the end of the year.

As of the date of this MD&A, Southwestern owned 38.6 million common shares of Zincore or 50.4% of the total issued and outstanding number of Zincore's common shares. Of these common shares held by Southwestern, 34 million are subject to a lockup agreement expiring on November 7, 2008.

OVERALL PERFORMANCE

Significant events for the Company in fiscal 2006 include the structuring of the Company and closing of the transaction with Southwestern to acquire zinc assets, the IPO of its common shares and

the commencement of trading on the Toronto Stock Exchange. These activities enabled Zincore to raise the capital required by the Company to execute its exploration strategy.

Zincore established its Vancouver-based head office and Peru-based exploration operations in 2006. In November 2006 the Company commenced active exploration on its properties with a focus on the Accha-Yanque zinc oxide project.

The Company ended 2006 in a strong financial position with $17.7 million in cash and no long term debt. All of the Company's properties are in the exploration stage and as a result Zincore's performance is largely dictated by the success of its exploration activities rather than its operating and financial results.

SELECTED ANNUAL INFORMATION

Fiscal period ended	**Nine month period ended December 31 2006**	Sept 21, 2005 to March 31 2006
Interest and other income	**$ 111,149**	$ 640
Net loss	**$ 1,566,303**	$ 28,344
Net loss per share	**$ 0.06**	N/A
Total assets	**$ 21,927,177**	$ 2,426,143
Financial liabilities	**$ 506,380**	$ 2,554,867
Cash dividends per share	**Nil**	Nil

The Company was relatively inactive prior to March 31, 2006 as it had not commenced active exploration on any of its properties. Therefore annual period comparisons are not relevant.

RESULTS OF OPERATIONS

Zincore has limited operating history and no relevant historical periods upon which to compare 2006 financial results or December 31, 2006 quarterly results. The Company was inactive pending negotiation of the agreement to acquire Southwestern's zinc assets for common shares. In general, the levels of activity and spending have been increasing quarter on quarter in relation to the maturity of the Company as it transitioned from a wholly owned subsidiary to a publicly traded company and in relation to its increasing exploration activities. Spending is expected to increase through the first quarter of 2007 and stabilize near those levels assuming no material change in the current scope of operations.

For the nine month period ended December 31, 2006, the Company had a net loss of $1,566,303 or $0.06 per share. Expenditures increased throughout the year as a result of corporate activity, related to management and public company costs, and exploration activity, due to commencing its operations in Peru and evaluating new property opportunities.

The largest expense items were consulting and management fees totalling $499,728 and stock-based compensation costs of $433,094. Stock-based compensation expenses resulted from stock options issued to directors, management, employees and consultants concurrent with the IPO. General exploration expenses totalled $389,919 for the period and consisted principally of reconnaissance exploration costs and preliminary work on new properties and a portion of the Peru exploration office costs. Costs relating to new properties have been expensed until an assessment of their potential is completed and a decision made to commence a detailed exploration program. Office expenses of $84,464 primarily related to the services agreement with Southwestern pursuant to which Southwestern provides office space, accounting and administrative services to Zincore. Zincore anticipates moving into its own office space during the second quarter of 2007, and this services agreement with Southwestern will be restructured as appropriate. Legal and accounting expenses of $74,808 were incurred for internal and external legal services unrelated to the IPO and audit fees.

Interest income of $111,149 was earned with the majority of such income earned in the fourth quarter as a result of the increase in the Company's cash resources upon closing of the IPO.

Accha-Yanque Property

Zincore's initial exploration and development activities are concentrated on the 100% owned Accha-Yanque zinc oxide property in Peru. The Accha-Yanque Property which originally consisted of 23 claims totalling 14,230 hectares has, through the application to the Peruvian government for 33 new claims, increased to over 45,000 hectares. The Company identified an exploration program with the objectives of defining the historical mineral resources on the Accha deposit as current mineral resources under National Instrument 43-101 ("NI 43-101"), expanding the known historical mineral resources and increasing and updating the current inferred mineral resources at Yanque.

The objectives of the first exploration phase are resource definition and expansion, including the preparation of NI 43-101 current mineral resource estimates and preliminary engineering studies. Provided that upon conclusion of the first exploration phase sufficient measured and indicated mineral resources are identified and satisfactory engineering and metallurgical studies and test work results are achieved and a recommendation from a qualified person is received, a pre-feasibility phase totalling approximately $1.2 million will commence.

On November 23, 2006 the Company announced that a 20,000 metre diamond drill program had commenced at the Accha deposit. The initial drilling within this program was within the historical resource envelope with later drilling targeting deposit expansion. On January 18, 2007 the Company announced the results of the first four holes which included intercepts of 34.9 metres of 9.31% zinc from 48 metres and 17.3 metres of 8.65% zinc from 103 metres.[1] Results from the four holes were consistent with expectations based on the historical resource model with a new zone being identified at depth. On February 28, 2007 the Company announced results of 10 subsequent drill holes. Highlights of this drilling include 11 metres of 39.4% zinc from 113 metres, 33 metres of 12.5% zinc from 209 metres and 34 metres at 9.4% zinc from 87 metres.[2] The drill program is ongoing with two drills active and a third drill on site.

The Company has commenced a consultation process with the communities around the Yanque deposit with the objective of obtaining an access agreement. An access agreement with local communities is required before the application for a drilling permit can be submitted. A number of meetings have been held within the Yanque community and progress towards completing an agreement has been made.

At year end the Company had a site team of 19 individuals including 5 geologists. Additionally Watts, Griffis and McOuat ("WGM") has been retained to advise on the exploration drilling and prepare NI 43-101 mineral resource estimates. WGM has travelled to site to review the drill program and confirm the quality assurance procedures.

Metallurgical test work commenced in October 2006 with a focus on testing the response of different Accha ore types to dense media separation. Four new metallurgical holes were drilled and mineralized sections of core from these holes have been shipped to South Africa for use in the test work program.

Other activities related to the scoping study work were completed during the year including water sampling and baseline environmental work. Requests for proposals have been distributed for environmental and geotechnical work and for logistics, power sourcing and related activities.

In the quarter ending December 31, 2006, Zincore deferred $892,392 in expenditures related to the Accha-Yanque Property and expenditures of $1,707,773 for the nine month period ended December 31, 2006.

Cerro Condorini Property

In October 2006 the Company entered into a letter agreement to acquire an interest in the Cerro Condorini Property from Brett Resources Inc. ("Brett"). Following the completion of Zincore's due diligence, definitive agreements were prepared and executed on February 22, 2007. As of such date Zincore assumed responsibility for the Cerro Condorini Property and the exploration program pursuant to the definitive agreements and a related mining assignment agreement that was registered with the public registry in Peru.

The Cerro Condorini Property comprises 3,600 hectares, located 10 kilometres from the town of Nunoa in southern Peru and 35 kilometres south of Bear Creek Mining Corporation's Corani Project. Early stage work by Brett found high-grade zinc, lead and silver mineralization in historical mine workings on the properties and identified zones of oxide zinc mineralization along strike to the northwest of the historical mine in a broad zone.

Under the terms of the agreement, the Company has the option to earn a 60% interest in the property, by spending $1,725,000[3] on exploration on the property and making cash payments to Brett of $86,250 over three years. The first year's exploration expenditure of $230,000 and payment of $28,750 is a firm commitment. Zincore has been appointed operator of the property. The parties will incor-

[1] For complete details see Zincore's press release dated January 18, 2007 available at www.zincoremetals.com or on SEDAR at www.sedar.com.

[2] For complete details see Zincore's press release dated February 28, 2007 available at www.zincoremetals.com or on SEDAR at www.sedar.com.

[3] All commitments are in United States dollars and have been converted to Canadian dollars at 1.15 CAD/USD.

porate a Peruvian corporation in accordance with their respective interests to continue exploration on the property. Upon earning its 60% interest, the Company can earn an additional 10% interest in the Cerro Condorini Property (for a total 70% interest) by contributing $2,875,000 over two years toward further exploration on the property, and a subsequent 10% interest in the property (for a total 80% interest) by contributing $4,600,000 over the following four years towards continued exploration on the property.

Other Exploration Properties

Since incorporation, the Company has taken a number of steps to increase its exploration property portfolio beyond those properties it acquired from Southwestern. Zincore applied for nine claims covering five new properties and 6,300 hectares in central and southern Peru. The claims cover areas identified by historical exploration work as hosting surface zinc mineralization.

The Company completed an initial review and compilation of all data available for the recently staked properties in advance of planned field work expected to be completed over the next year. Expenditures on these properties were expensed as incurred.

No work was completed on the Minasccasa Property during the fourth quarter while work on the Sayani Property was limited to compilation of historical data.

QUARTERLY FINANCIAL INFORMATION

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited consolidated financial statements dated December 31, 2006.

Fiscal quarter ended	December 31 2006	September 30 2006	June 30 2006[4]
Interest and other income	**$ 108,721**	$ 806	$ 1,622
Net loss	**$ 969,754**	$ 395,620	$ 200,929
Net loss per share	**$ 0.03**	$ 0.03	N/A
Total assets	**$ 21,927,177**	$ 3,594,188	$ 3,070,974
Financial liabilities	**$ 506,380**	$ 1,216,985	$ 3,400,627
Cash dividends per share	**Nil**	Nil	Nil

Expenditures have increased quarter on quarter reflecting the increased level of activity with Zincore becoming a listed issuer in the fourth quarter and commencing active exploration on its properties. The fourth quarter net loss was $969,754 compared to a loss of $395,620 in the third quarter. Contributing to this increased loss was a fourth quarter expense of $433,094 for stock-based compensation resulting from the grant of stock options to management and consultants concurrent with the IPO. Consulting and management fees were $95,380 higher in the fourth quarter relative to the third quarter due to the increased activity as described above. Legal and accounting expenses in the fourth quarter were higher reflecting primarily the year end audit costs. Additionally, costs in the fourth quarter associated with IPO related travel, preparation of year end materials and the annual report contributed to higher costs relative to the third quarter. These higher costs were partially offset by interest income of $108,721 in the fourth quarter versus interest income of $806 in the third quarter reflecting the higher cash balances upon receipt of the IPO funds.

The increase in total assets in the fourth quarter reflects principally the $18,280,254 in net cash proceeds raised through the IPO and related over-allotment option.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Zincore is a mineral exploration company and as such is not in commercial production at any of its mineral properties and, accordingly, it does not generate cash from operations. The Company intends to finance its activities by raising capital through the equity markets.

The Company had working capital of $17,332,644 as at December 31, 2006 compared to a working capital deficiency of $673,307 at September 30, 2006. The change resulted from the proceeds raised through the IPO combined with the repayment of loans to Southwestern in common shares as detailed further below.

Prior to its IPO Zincore financed its operations through working capital loans from Southwestern including a $200,000 convertible loan and $1.3 million bridge loan. In August 2006 Southwestern elected to convert the $200,000 drawn on the convertible loan into two million common shares of Zincore and accrued interest was waived. In October 2006 the bridge loan was made repayable at Zincore's election by way of the issuance of common shares of Zincore at the IPO price. On October 18, 2006 the bridge loan was repaid through the issuance of 2.6 million common shares to Southwestern.

On November 8, 2006 Zincore closed its IPO by issuing 38 million common shares for gross proceeds of $19 million. After

[4] The Company did not prepare financial statements for prior quarters as it was a non-reporting issuer at such time.

deducting commissions and offering costs, net cash proceeds were $17,345,254. On November 22, 2006 the underwriters of the IPO fully exercised their over-allotment option granted in relation to the IPO and the Company issued a further two million common shares for additional net cash proceeds of $935,000. The underwriters were also issued a total of 2.47 million warrants exercisable for one year at the IPO price of $0.50. The fair value of the warrants was calculated using the Black-Scholes option pricing model for warrant valuation assuming an average volatility of 79%, a risk free interest rate of 3.9%, a one year term to expiry and no annual dividends. A fair value for the warrants of $395,200 was recorded as share issue costs.

Zincore's cash position at December 31, 2006 was $17,672,092. The Company had no long-term liabilities and current liabilities of $506,380. Accounts payable related to drilling costs incurred at the Accha-Yanque Property and other payables. An amount due to affiliated companies of $56,066 was an intercompany payable in favour of Southwestern relating to Southwestern employees who provided services to Zincore outside of the scope of the services agreement that exists between the two companies.

The Company's material contractual obligations include an office lease agreement for its corporate office in Vancouver. The lease is for a four-year term commencing on March 1, 2007 and expiring on February 28, 2011. The agreement covers rent and operating expenses which are currently estimated at $9,905 per month.

Contractual Obligations		Payments due by period		
	Total	Less than 1 year	1-3 years	3-5 years
Operating lease obligations	$475,440	$99,050	$237,720	$138,670

Zincore has no commitments for capital expenditures, and required exploration and development expenses are limited to $0.23 million in exploration on the Cerro Condorini Property. However, during 2007 the Company expects to spend approximately $8 million on exploration and development of the Accha-Yanque Property and $0.5 million on exploration at other properties. The majority of these expenditures will be capitalized to mineral properties. Net corporate and other exploration costs in Canada and Peru are expected to total approximately $2 million in 2007. In order to maintain its claims in Peru in good standing, approximately $85,000 must be spent on concession holding costs over the next 12 months.

The Company has financial resources that exceed its planned 12 month exploration and technical study expenditures and corporate costs. The success of exploration programs and other property transactions can have a significant impact on spending requirements. Should the Company decide to accelerate its programs, add new property programs or further develop any of its properties, additional capital may be required and no assurance can be given as to the ability of the Company to raise such required capital. Zincore has no pre-arranged sources of debt financing.

The Company is exposed to foreign exchange risks as it holds the majority of its cash balances in Canadian dollars and incurs expenses principally in Canadian and US dollars, Peruvian soles and South African rand. A weakening of the Canadian dollar relative to these currencies would result in a higher reported exploration and development expense.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not utilize off-balance sheet transactions.

RELATED PARTY TRANSACTIONS

Zincore has entered into an Administrative Services Agreement with Southwestern whereby Southwestern agreed to provide the Company with office space, use of Southwestern's office facilities, secretarial and accounting services in Canada and services in China at a cost of $16,000 per month. The terms of this agreement will be renegotiated on Zincore moving to its own office space. Exploraciones Collasuyo S.A.C. ("Collasuyo"), the Company's indirect wholly owned subsidiary, entered into an Outsourcing Operating Assistance Services Agreement with Southwestern's indirect wholly owned subsidiary, Minera del Suroeste ("MISOSA"), whereby MISOSA agreed to provide Collasuyo with office space, use of MISOSA's facilities and secretarial and accounting services in Peru at a cost of $13,225 (US$11,500) per month. Effective February 1, 2007 the Collasuyo services agreement was amended to an amount of $9,370 (US$8,150) per month reflecting Collasuyo's reduced use of services as it has hired additional employees. During the nine month period ended December 31, 2006, the Company paid a total of $239,633 to Southwestern and MISOSA under these services agreements.

During the nine month period ended December 31, 2006, Zincore paid $87,840 for management services under an agreement with a company controlled by a director who is also an officer of the Company.

Prior to its IPO, Zincore was a wholly owned subsidiary of Southwestern. Southwestern provided financing by way of loans to fund Zincore's operations as detailed in the liquidity section above. Additionally Zincore acquired from Southwestern the zinc assets in exchange for shares in the Company. The Company issued 31,999,999 shares to Southwestern in consideration for the zinc assets, working capital advances and other assets valued at $2,902,476. Zincore also issued 4.6 million shares to Southwestern in repayment of loans totalling $1.5 million.

Southwestern subscribed for two million shares in the IPO at a cost of $1 million.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, advances and other receivables, accounts payable and payables due to an affiliated company. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Acquisition costs of mineral properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received. Other investments are accounted for using the cost method. Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

The Company's financial assets and liabilities are cash and cash equivalents, exploration advances and other receivables, payable due to affiliated companies and accounts payable and accrued charges. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature. Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less and expose the Company to minimal risk.

CICA Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments," establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes option pricing model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period.

The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company did not change or adopt any accounting policies. In June 2006 Zincore changed its financial year-end from March 31 to December 31.

FUTURE CHANGES IN ACCOUNTING POLICIES

A new Canadian standard for the accounting of Financial Instruments – Recognition and Measurement, Section 3855, becomes effective for annual and interim periods in fiscal years beginning on or after October 1, 2006.

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when the Company becomes a party to the contractual provisions of the financial

instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities. Adoption of this standard will not have a material impact on the Company's financial statements.

SHARE CAPITAL INFORMATION

As at the date of this report the Company has an unlimited number of common shares authorized for issuance, with 76.6 million issued and outstanding. Zincore has 3,298,000 options outstanding of which 1,172,333 have vested and are available for exercise. The Company also has 2,470,000 outstanding warrants available to be exercised. No warrants or options were exercised between December 31, 2006 and the date of this report.

The Company has two classes of preferred shares authorized with none issued.

SUBSEQUENT EVENTS

On January 18, 2007 the Company issued 100,000 stock options with a strike price of $0.76 per option to a director of the Company as part of an agreement for the director to provide technical services to the Company.

On February 22, 2007 Zincore executed definitive agreements with Brett relating to its right to earn-in to the Cerro Condorini Property from Brett as described in "Results of Operations."

On February 25, 2007 the Company issued 100,000 stock options with a strike price of $0.74 per option to a consultant to the Company as part of an agreement for the consultant to provide exploration related services to the Company.

RISKS AND UNCERTAINTIES

No History of Earnings

The Company has only recently commenced business. To date, the Company has had no revenue from the exploration activities on its properties. The Company has not yet determined that development activity is warranted on any of its properties. Even if the Company does undertake development activity on any of its properties, there is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

Uncertainty of Additional Financing

Current financial resources are expected to be able to fund the Company's operations through the next fiscal year. Operations past that time may require additional financing. There is no assurance that the Company will be successful in obtaining the required financing, which could cause the Company to postpone its exploration plans or result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties.

Mineral Exploration and Development Activities Are Inherently Risky

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Company's properties has a known body of commercial ore and there is no assurance that any will ever be found to contain a body of commercial ore. There is no assurance that the results of the Company's Phase I exploration program will be sufficient for the Company to proceed with the Phase II pre-feasibility study on the Accha-Yanque Property. Unusual or unexpected formations, formation pressures, power outages, labour disruptions, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration programs. These factors can all affect the timing, cost and success of exploration programs and any future development. Although the Company will carry liability insurance with respect to its mineral exploration operations, the Company may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. There are also physical risks to the exploration personnel working in the rugged terrain of Peru, often in difficult climate conditions.

Previous operations may have caused environmental damage at certain of the Company's properties. It may be difficult or impossible to assess the extent to which such damage was caused by the Company or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective, and the Company may be responsible for the costs of reclamation.

If any of the Company's properties is found to have commercial quantities of ore, the Company would be subject to additional risks respecting any development and production activities.

Uncertainty of Acquiring Required Permits or Access Agreements

The Company must obtain additional permits to complete its

planned exploration and development program. Prior to applying for permits, access agreements with local communities are required. There is no assurance that the Company will be able to obtain the permits or access agreements or obtain them in a timely manner.

Uncertainty of Quantification/Estimation of Mineral Resource Estimates

The figures for inferred mineral resources for the Yanque area are estimates and no assurance can be given that the stated tonnages and grades will be achieved. In addition, while the Company has historical JORC mineral resources on the Accha area, they are not NI 43-101 current mineral resources at this time. Until sufficient work is completed to classify these historical resource estimates as current mineral resources under NI 43-101, the Company will not be able to determine their reliability.

Dependence on Management

The Company will be dependent upon the personal efforts and commitment of its management, which is responsible for the development of future business. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

Political Investment Risk; Political Instability in Developing Countries

The Company's mineral interests are in countries that may be affected by varying degrees of political instability and the policies of other nations in respect of these countries. These risks and uncertainties include military repression, political and labour unrest, fluctuations in currency exchange rates, high rates of inflation, terrorism, hostage taking and expropriation.

The Company's exploration and development activities may be affected by changes in government, political instability and the nature of various government regulations relating to the mining industry. Presidential, congressional and regional elections took place in Peru in the spring of 2006, and a new national government took office in July 2006. The Company cannot predict the new government's positions on foreign investment, mining concessions, land tenure, environmental regulation or taxation. A change in government positions on these issues could adversely affect the Company's business and/or its holdings, assets and operations in Peru. Any changes in regulations or shifts in political conditions are beyond the control of the Company. The Company's operations in Peru will entail significant governmental, economic, social, medical and other risk factors common to all developing countries. See "Economic Uncertainty in Developing Countries." The status of Peru as a developing country may make it more difficult for the Company to obtain any required financing because of the investment risks associated with it.

Economic Uncertainty in Developing Countries

The Company's operations in Peru may be adversely affected by economic uncertainty characteristic of developing countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and safety factors. Any such changes could have a material adverse effect on the Company's results of operations and financial condition.

Exploration and development in Peru are also subject to risk. Peru's fiscal regime has historically been favourable to the mining industry and has been relatively stable over the past 10 years or so, but there is a risk that this could change. In addition, labour in Peru is customarily unionized and there are risks that labour unrest or wage agreements may impact operations. The Company believes that the current conditions in Peru are relatively stable and conducive to conducting business. However, its current and future mineral exploration activities could be impacted by political and/or economic developments.

Risks Relating to Statutory and Regulatory Compliance

The current and future operations of the Company, from exploration through development activities and commercial production, if any, are and will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities may experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Permits are subject to the discretion of government authorities and there can be no assurance that the Company will be successful in obtaining all required permits. Further, there can be no assurance that all permits which the Company may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which the Company may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. The Company is not currently covered by any form of environmental liability insurance. See "Insurance Risk" below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in exploration.

Current Mineral Exploration Conditions

While the current infrastructure in Peru is adequate to support the Company's activities at its properties, the infrastructure at the Accha-Yanque Property and other properties will require augmentation if advanced exploration or development is undertaken.

Title Risks

The acquisition of title to resource properties or interests therein is a very detailed and time-consuming process. Title to and the area of resource concessions may be disputed. Based on a review of records maintained by the relevant government agencies in Peru, and, based upon legal opinions prepared for the Company, the Accha-Yanque Property and other properties are registered in the name of the Company or are under application to the applicable government authority. There is no guarantee of title to any of the Company's properties. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Title may be based upon interpretation of a country's laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change. The Company has not surveyed the boundaries of any of its mineral properties and consequently the boundaries of the properties may be disputed.

Fluctuation of Mineral Prices

Factors beyond the control of the Company may affect the market price of minerals produced and the marketability of any ore or minerals discovered at and extracted from the Company's properties. Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. The effect of these factors cannot accurately be predicted.

Foreign Currency Fluctuations

The Company's exploration activities in Peru will render it subject to foreign currency fluctuations. While the Company expects to minimize the risks associated with foreign currency fluctuations by holding essentially all of its cash and short term investments in U.S. and Canadian dollars rather than the local currencies, to the extent that its operations in those countries are carried out using the local currency, any appreciation of such local currency relative to the U.S. and Canadian dollars could have an adverse impact on the financial position of the Company. Since the Company's financial results will be reported in Canadian dollars, its financial position and results will be impacted by exchange rate fluctuations between the Canadian and U.S. dollars.

Repatriation of Earnings

Peru has no limitation on profit or capital remittances to foreign shareholders provided that all applicable Peruvian taxes have been paid. However, there can be no assurance that additional restrictions on the repatriation of earnings in Peru will not be imposed in the future.

Insurance Risk

No assurance can be given that insurance to cover the risks to which the Company's activities are subject will be available at all or at commercially reasonable premiums. The Company maintains insurance within ranges of coverage which it believes to be consistent with industry practice for companies of a similar stage of development. The Company carries liability insurance with respect to its mineral exploration operations, but does not currently intend to carry any form of political risk insurance or any form of environmental liability insurance, since insurance against political risks and environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is prohibitively expensive. The payment of any such liabilities would reduce the funds available to the Company. If the Company is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

Competition

Significant and increasing competition exists for mineral deposits in each of the jurisdictions in which the Company conducts operations. As a result of this competition, much of which is with large established mining companies with substantially greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mining claims or financing on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

Legal Proceedings

Since substantially all of the Company's assets are located outside of Canada, there may be difficulties in enforcing in Canadian courts any judgments obtained by the Company in foreign jurisdictions. Similarly to the extent that the Company's assets are located outside of Canada, investors may have difficulty collecting from the Company on any judgments obtained in Canadian courts and predicated on the civil liability provisions of securities legislation. The Company may be subject to legal proceedings and judgments in foreign jurisdictions.

Conflicts

Certain of the directors of the Company also serve as directors of other companies involved in mineral resource exploration and development and, to the extent that such other companies may participate in ventures in which the Company may participate, there exists the possibility for such directors to be in a position of conflict. In accordance with the laws of British Columbia, directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In addition, such directors will declare and abstain from voting on any matter in which such directors may have a conflict of interest.

Dividends Unlikely

The Company has not paid any dividends since the date of its incorporation, and it is not anticipated that dividends will be declared in the short or medium term.

Dilution

Issuances of additional securities will result in a dilution of the equity interests of any persons who may become holders of common shares as a result of or subsequent to the IPO.

Share Price Subject to Volatility

The market price of the securities of a publicly traded issuer, in particular a junior resource issuer, is affected by many variables not directly related to exploration success, including the market for junior resource securities, economic performance, commodity prices, availability of alternative investments and the breadth of the public market for the securities. The effect of these and other factors on the market price of Zincore's common shares suggest that Zincore's share price may be subject to volatility.

DISCLOSURE CONTROL AND PROCEDURES

Management is responsible for establishing and maintaining a system of controls and procedures over the public disclosure of financial and non-financial information regarding the Company. Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the integrity and reliability of the Company's financial information and the preparation of its financial statements in accordance with Canadian generally accepted accounting principles. Management maintains appropriate information systems, procedures and controls to ensure integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Company has a Disclosure Policy and a Disclosure Committee in place to mitigate risks associated with the disclosure of inaccurate or incomplete information.

As required by Multilateral Instrument 52-109, an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures and internal control over financial reporting was conducted as of December 31, 2006 by and under the supervision of management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures were operating effectively as of December 31, 2006.

There have been no changes in internal controls over financial reporting during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com, including the Company's audited consolidated financial statements for the period ended March 31, 2006 presented in the Company's prospectus dated October 26, 2006. The annual information form for the period ended December 31, 2006 will be filed on or about March 21, 2007.

RECEIVED

2008 JAN -7 A 3:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ZINCORE METALS INC.

Consolidated Financial Statements

For the Nine Month Period Ended December 31, 2006 and
Period from September 21, 2005 to March 31, 2006

AUDITORS' REPORT

TO THE SHAREHOLDERS OF ZINCORE METALS INC.

We have audited the consolidated balance sheets of Zincore Metals Inc. as at December 31, 2006 and March 31, 2006 and the consolidated statements of loss and deficit and cash flows for the nine month period ended December 31, 2006 and for the period from September 21, 2005 (date of incorporation) to March 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and March 31, 2006 and the results of its operations and its cash flows for the nine month period ended December 31, 2006 and for the period from September 21, 2005 to March 31, 2006 in accordance with Canadian generally accepted accounting principles.

Deloitte + Touche LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
March 14, 2007

CONSOLIDATED BALANCE SHEETS

ZINCORE METALS INC.

	December 31 2006	March 31 2006
[illegible]		
Current		
Cash and cash equivalents	**$ 17,672,092**	$ 241,257
Advances and other receivables	**166,932**	12,259
	17,839,024	253,516
Other assets	**75,340**	–
Property, plant and equipment NOTE 4	**120,867**	62,239
Mineral properties NOTE 5	**3,891,946**	2,110,388
	$ 21,927,177	$ 2,426,143
[illegible]		
Current		
Accounts payable and accrued charges	**$ 450,314**	$ 4,137
Due to affiliated companies NOTE 9	**56,066**	2,550,730
	506,380	2,554,867
[illegible]		
Share capital NOTE 6	**22,287,531**	1
Contributed surplus	**828,294**	–
Deficit	**(1,695,028)**	(128,725)
	21,420,797	(128,724)
	$ 21,927,177	$ 2,426,143

See accompanying notes to consolidated financial statements

[illegible]

W DAVID BLACK

TIMO JAURISTO

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

ZINCORE METALS INC

	Nine months ended December 31 2006	Period from September 21, 2005* to March 31 2006
[illegible]		
Consulting and management fees	**$ 499,728**	$ 6,943
General exploration	**389,919**	3,478
Foreign exchange gain	**(12,155)**	(3,973)
Legal and accounting	**74,808**	22,350
Stock-based compensation NOTE 6	**433,094**	–
Shareholder information	**130,605**	–
Office expense	**84,646**	186
Travel	**76,807**	–
Loss before undernoted items	**(1,677,452)**	(28,984)
Interest and other income	**111,149**	640
Net loss for the period	**(1,566,303)**	(28,344)
Deficit at beginning of period	**(128,725)**	–
Related party transaction NOTE 3	**–**	(100,381)
Deficit at end of period	**$ (1,695,028)**	$ (128,725)
Loss per share – basic and diluted	**$ (0.06)**	$ N/A
Weighted-average number of shares outstanding	**24,401,455**	1

See accompanying notes to consolidated financial statements

*Date of Incorporation

ZINCORE METALS INC.

	Nine months ended December 31 2006	Period from September 21, 2005* to March 31 2006
OPERATING ACTIVITIES		
Net loss for the period	$ (1,566,303)	$ (28,344)
Items not involving cash		
Depreciation	332	–
Stock-based compensation	433,094	–
	(1,132,877)	(28,344)
Change in non-cash operating working capital items		
Increase in advances and other receivables	(127,230)	–
Increase in accounts payable and accrued charges	172,218	–
Cash used in operating activities	(1,087,889)	(28,344)
INVESTING ACTIVITIES		
Additions to other assets	(75,340)	–
Additions to property, plant and equipment	(77,010)	(63,753)
Mineral property expenditures	(1,409,181)	(80,955)
Cash used in investing activities	(1,561,531)	(144,708)
FINANCING ACTIVITIES		
Loans from affiliated company	–	414,309
Shares issued	20,080,255	–
Cash provided by financing activities	20,080,255	414,309
Increase in cash and cash equivalents during the period	17,430,835	241,257
Cash and cash equivalents at beginning of period	241,257	–
Cash and cash equivalents at end of period	$ 17,672,092	$ 241,257
Cash and cash equivalents consist of:		
Cash	$ 12,672,936	$ 241,257
Short-term investments	4,999,156	–
	$ 17,672,092	$ 241,257
Non-cash investing and financing item		
Mineral properties contributed by an affiliated company	$ –	$ 2,029,433
Debt owing to Southwestern settled for 36,599,999 common shares	$ 4,402,476	$ –
Interest paid	$ 11,884	$ –
Interest received	$ 96,051	$ 636

See accompanying notes to consolidated financial statements

*Date of Incorporation

ZINCORE METALS INC.

Nine month period ended December 31, 2006
and period from September 21, 2005 to March 31, 2006

1/ DESCRIPTION OF BUSINESS

Zincore Metals Inc. ("Zincore" or the "Company") is an exploration stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of zinc properties in Peru and elsewhere.

The Company was incorporated as Peru Zinc Corporation on September 21, 2005 in the Province of British Columbia as a 100% owned subsidiary of Southwestern Resources Corp. ("Southwestern"). The Company subsequently changed its name to Southern Zinc Corporation on April 26, 2006 and Zincore Metals Inc. on June 5, 2006.

The Company has sufficient working capital in the near term to fund ongoing operating expenditures. However, the Company is dependent on raising funds through the issuance of shares and/or attracting joint venture partners in order to undertake further exploration and development of its mineral properties.

2/ SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Presentation

The consolidated financial statements are prepared based upon Canadian generally accepted accounting principles.

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. The Company also assessed whether it has any variable interest entities in which it is the primary economic beneficiary and identified none. All intercompany balances and transactions have been eliminated upon consolidation.

b) Financial Instruments

The Company's financial assets and liabilities are cash, exploration advances and other receivables, accounts payable and accrued charges, and due to affiliated company. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature.

c) Mineral Properties

Mineral properties and related exploration and development costs are recorded at cost on a property-by-property basis. Costs incurred for general exploration that are not project specific or do not result in the acquisition of mineral properties are charged to operations. Management periodically reviews the underlying value of mineral properties and records a provision to reduce the costs incurred to net realizable amounts as appropriate. If impairment is determined to exist, the mineral property will be written down to its net realizable value. The recoverability of the amounts capitalized for mineral property interests is dependent upon the delineation of economically recoverable ore reserves, the Company's ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. It is reasonably possible that changes could occur in the near term that could adversely affect management's estimates and may result in future write-downs of capitalized mineral property interest carrying values.

d) Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Amortization is computed using the declining-balance method based on annual rates as follows:

Office and other equipment	20%
Computer equipment	30%
Vehicles	30%

e) Foreign Currency Translation

The Company's functional currency is the Canadian dollar. The Company's foreign subsidiaries are considered to be integrated operations. Accordingly, the Company utilizes the temporal method to translate the financial statements of these subsidiaries into Canadian dollars. All foreign currencies are translated into Canadian dollars using weighted average rates for the period for items included in the consolidated statements of loss and deficit, the rate in effect at the balance sheet date for monetary assets and liabilities, and historical rates for other assets included in the consolidated balance sheets. Translation gains or losses are included in the determination of income.

f) Future Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

g) Measurement Uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts

of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates where management's judgment is applied include asset valuations, income taxes, stock-based compensation and contingent liabilities. Actual results may differ from those estimates.

h) Stock-based Compensation
Compensation expense for options granted is determined based on the estimated fair value of the stock options at the time of grant, the cost of which is recognized over the vesting periods of the respective options. The fair value of all stock-based awards is estimated using the Black-Scholes model.

3/ ACQUISITION OF ASSETS

a) Pursuant to an agreement, dated December 27, 2005, between Minera del Suroeste S.A. ("MISOSA"), an indirect, wholly owned subsidiary of Southwestern, and Exploraciones Collasuyo S.A.C. ("Collasuyo"), the Company's indirect, wholly owned subsidiary, MISOSA transferred its 100% interest in certain zinc properties (the "Zinc Assets") to Collasuyo. As the transaction was between companies under common control, the assets were recorded by the Company at their book value on the date of transfer.

b) In August 2006 the Company issued 31,999,999 common shares to Southwestern valued at $2,902,476 as settlement for the acquisition of the Zinc Assets, further working capital advances from Southwestern to the Company, the transfer of certain zinc-related data in China and an adjustment to reflect the agreed exchange amount for the Zinc Assets. The difference between the exchange amount and the carrying amount of the Zinc Assets was recorded as a charge to deficit of $100,381 as at March 31, 2006.

4/ PROPERTY, PLANT AND EQUIPMENT

As at December 31, 2006

	Cost	Accumulated amortization	Net book value
Office and other equipment	$ 50,572	$ 2,673	$ 47,899
Computer equipment	28,251	2,195	26,056
Vehicles	61,941	15,029	46,912
	$ 140,764	$ 19,897	$ 120,867

As at March 31, 2006

	Cost	Accumulated amortization	Net book value
Office and other equipment	$ 1,812	$ –	$ 1,812
Vehicles	61,941	1,514	60,427
	$ 63,753	$ 1,514	$ 62,239

Amortization relating to exploration related assets has been allocated to mineral properties in the amount of $18,051 (March 31, 2006 – $1,514) during the period.

5/ MINERAL PROPERTIES

a) For the nine month period ended December 31, 2006, significant expenditures were as follows:

	Accha-Yanque	Minasccasa	Sayani	Other	Total
Balance, beginning of period	$ 1,381,968	$ 714,553	$ 13,867	–	$ 2,110,388
Property, acquisition and maintenance	255,316	16,865	13,494	–	285,675
Analytical	68,939	–	225	2,250	71,414
Geology	1,041,415	6,150	27,807	3,610	1,078,982
Drilling	279,089	–	–	–	279,089
Research	41,021	–	–	–	41,021
Project administration	21,993	–	–	3,384	25,377
Balance, end of period	$ 3,089,741	$ 737,568	$ 55,393	$ 9,244	$ 3,891,946

b) As at March 31, 2006 the mineral properties were comprised of:

	Accha-Yanque	Minasccasa	Sayani	Total
Balance, beginning of period	$ –	$ –	$ –	$ –
Property, acquisition and maintenance	249,704	101,912	10,036	361,652
Analytical	56,181	–	–	56,181
Geophysics	9,068	64,071	–	73,139
Geology	617,053	137,544	3,831	758,428
Drilling	267,003	62,925	–	329,928
Research	77,870	150,618	–	228,488
Project administration	105,089	197,483	–	302,572
Balance, end of period	$ 1,381,968	$ 714,553	$ 13,867	$ 2,110,388

In October 2006 the Company entered into a letter agreement to earn an interest in the Cerro Condorini Property from Brett Resources Inc. and on February 22, 2007 definitive agreements were executed. The Company can earn a 60% interest by incurring US$1.5 million in exploration expenditures and making US$75,000 in payments over three years. The first year exploration expenditure of US$200,000 and payment of US$25,000 are required expenditures. The Company has additional options to increase its interest to 70% by incurring exploration expenditures of US$2.5 million over the following two years and increase its interest to 80% by incurring exploration expenditures of US$4 million in the subsequent four years. Expenditures relating to this project have been minimal.

6/ SHARE CAPITAL

a) The authorized share capital of the Company consists of an unlimited number common shares without par value; an unlimited number of first preferred shares without par value; and an unlimited number of second preferred shares without par value.

b) During the nine months ended December 31, 2006, changes in issued common share capital were as follows:

	Nine month period ended December 31, 2006	
	Number of shares	Amount
Issued at inception	1	$ 1
Issued in exchange for debt	36,599,999	4,402,476
Public offering (net of share issue costs – $2,114,946)	40,000,000	17,885,054
Issued at end of period	76,600,000	$ 22,287,531

On August 23, 2006 the Company issued 31,999,999 million common shares to Southwestern in exchange for the settlement of $2,902,476 of the amounts due to Southwestern and its subsidiaries and for the transfer of certain zinc-related geological, geochemical and geophysical exploration data in China from Southwestern to the Company at historical book value.

On August 24, 2006 Southwestern elected to convert a $200,000 convertible loan into 2 million shares of the Company. Accrued interest was waived. The Company has no further obligation to Southwestern under the loan agreement.

At October 17, 2006 the Company had drawn $1.3 million under the terms of a bridge loan agreement with Southwestern. The Company elected to repay the principal amount of the bridge loan through the issuance of 2.6 million common shares. Accrued interest totalling $11,884 was paid in cash.

On November 8, 2006 the Company closed its Initial Public Offering whereby it raised gross proceeds of $19 million by issuing 38 million common shares at a price of $0.50 per share. The Company granted the underwriters a 30-day option, which was subsequently exercised, to purchase an additional 2 million common shares at a price of $0.50 per share to cover over-allotments. As a result of the exercise the Company received additional gross proceeds of $1 million. The Company paid the underwriters a cash commission of 6.5% of the gross proceeds of the offering and granted to the underwriters warrants to acquire up to 6.5% of the total number of common shares issued pursuant to the offering, as detailed further in note 6(d).

c) Stock Options

In May 2006 the Company established a stock option plan (the "Plan") and 10% of the number of common shares issued and outstanding are reserved for issuance under the Plan.

During the period the Company issued 3,098,000 stock options of which 1,105,669 are exercisable as at December 31, 2006. These options have a strike price of $0.50 and have a remaining contractual life of 4.8 years.

As a result of the stock options issued during the period ended December 31, 2006, the Company recorded $433,094 (March 31, 2006 – nil) as stock-based compensation expense and recorded this amount in contributed surplus. This value was determined using the Black-Scholes option pricing model. A grant-date fair value of $0.28 for each option granted was estimated using the following assumptions: no dividends are to be paid; volatility of 79%; risk free interest rate of 3.9%; and expected life of 3.5 years.

d) Warrants

As at December 31, 2006 the Company had 2,470,000 warrants outstanding with an exercise price of $0.50 per warrant and an expiry date of November 7, 2007. The warrants were valued at $395,200 using the Black-Scholes pricing model and that amount is included in share issue costs and contributed surplus. The assumptions used were the same as those used in calculating stock-based compensation discussed in note 6(c) except for the estimated life being 1 year instead of 3.5 years.

7/ INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	December 31 2006	March 31 2006
Canadian statutory federal income tax rate	34%	34%
Recovery of income taxes computed at statutory rates	$ 534,000	$ 10,000
Non-deductible expenses	(148,000)	–
Effect of lower tax rates of foreign jurisdictions	(16,000)	–
Valuation allowance	(370,000)	(10,000)
Income tax provision	$ –	$ –

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets are as follows:

	December 31 2006	March 31 2006
Operating loss carry forwards	$ 472,000	$ 10,000
Share issue costs	525,000	-
Excess of book over tax value of assets	(1,000)	-
Less: Valuation allowance	(996,000)	(10,000)
Net future income tax liability	$ -	$ -

At December 31, 2006 the Company had loss carry forwards available for tax purposes totalling $1,194,996 in Canada expiring in 2026 and $399,563 in Peru.

8/ SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral properties. The Company's only source of income for the period arose from interest earned on corporate cash reserves. The Company has non-current assets in the following geographic locations:

	December 31 2006	March 31 2006
Peru	$ 4,011,333	$ 2,172,627
Canada	76,820	-
	$ 4,088,153	$ 2,172,627

9/ RELATED PARTY TRANSACTIONS

During the nine month period ended December 31, 2006, the Company paid $239,633 to Southwestern and its subsidiary under the terms of two separate administrative services agreements. In addition, during the same period, the Company paid remuneration to a company controlled by a director, who is also an officer, in the amount of $87,840. As at December 31, 2006 there was an amount owing to Southwestern and its subsidiary totalling $56,066 (March 31, 2006 – $2,550,730).

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

FORM 52-109F2 –CERTIFICATION OF INTERIM FILINGS

I, ***Timo Jauristo, President and Chief Executive Officer of Zincore Metals Inc.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Zincore Metals Inc.*** (the issuer) for the interim period ended **September 30, 2006**;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: **December 7, 2006**

Timo Jauristo, President and Chief Executive Officer

FORM 52-109F2 –CERTIFICATION OF INTERIM FILINGS

I, ***Gregory Martin, Vice President and Chief Financial Officer of Zincore Metals Inc.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Zincore Metals Inc.** (the issuer) for the interim period ended **September 30, 2006**;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: **December 7, 2006**

Gregory Martin, Vice President and Chief Financial Officer

Form 52-109FT2
Certification of Interim Filings during Transition Period

I, Timo Jauristo, President and Chief Executive Officer of Zincore Metals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Zincore Metals Inc., (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 27, 2006

/s/"Timo Jauristo"

Timo Jauristo
President & CEO

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Gregory Martin, Vice President and Chief Financial Officer of Zincore Metals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Zincore Metals Inc., (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 27, 2006

/s/"Gregory Martin"

Gregory Martin
Vice President & CFO

ZINCORE METALS

MANAGEMENT DISCUSSION AND ANALYSIS

For the Period Ending

September 30, 2006

Zincore Metals Inc.

General

The following Management's Discussion and Analysis ("MD&A") of Zincore Metals Inc. and its subsidiaries, ("Zincore" or "the Company") for the three months and six months ended September 30, 2006 should be read in conjunction with the Company's unaudited financial statements for the three and six months ended September 30, 2006 and the Company's audited financial statements for the period from September 21, 2005 (date of inception) until March 31, 2006 presented in Zincore's prospectus dated October 26, 2006 available on SEDAR (www.sedar.com) for its initial public offering ("IPO"). This report has taken into account information available up to and including November 24, 2006.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles and presented in Canadian dollars unless otherwise noted.

The Company has commenced exploration of its mineral properties and has not yet determined whether these properties contain ore reserves. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the ability of the Company to obtain necessary financing to complete the exploration and development and upon future profitable production or proceeds from the disposition of properties. The amounts shown as mineral properties represent costs to date and do not necessarily represent present or future values.

Description of Business

Zincore was incorporated on September 21, 2005 as an indirect wholly owned subsidiary of Southwestern Resources Corp. ("Southwestern") and commenced operations as a zinc mineral exploration and development company following the restructuring by Southwestern of its zinc properties. Zincore acquired from Southwestern the Accha-Yanque Property, the Minascassa Property and the Sayani Property.

In September 2006, Zincore filed a preliminary prospectus to undertake its IPO with securities regulators in British Columbia, Alberta, Manitoba and Ontario to raise funds for exploration, drilling, and pre-feasibility study as well as property maintenance, general and administrative costs, and general working capital. On October 27, 2006 Zincore announced that it had priced its IPO and filed its final prospectus to raise gross proceeds of $19 million through the issuance of 38 million common shares at $0.50 per share. The underwriters were granted an over-allotment option of 2 million shares at the IPO price. On November 7, 2006 Zincore closed the IPO and on November 8, 2006 commenced trading on the TSX under the symbol "ZNC". On November 22, 2006 the underwriters fully exercised the over-allotment option and, as a result, the Company issued 2 million common shares and received gross proceeds of $1 million. (See *Subsequent Events* for further details relating to the IPO).

Overall Performance

Zincore's activities since inception have been focused on establishing a management team in Canada and Peru and on raising equity capital to provide the financial resources required by the Company to execute its exploration strategy. Its strategy consists of exploration and definition drilling and technical study of its Accha-Yanque property, initial exploration of its other

properties to further assess potential and develop more detailed programs, and adding high potential properties to its portfolio.

Zincore has established experienced management teams in Vancouver and Peru to lead the Company and, with the closing of its IPO, Zincore has successfully raised sufficient funds to complete its currently planned exploration programs. Expert consultants experienced in zinc oxide processing have been retained to assist the Company in completing its technical work.

Since incorporation the Company has taken a number of steps to increase its exploration property portfolio beyond those it acquired from Southwestern. The Accha-Yanque property which originally consisted of 23 claims totalling 14,230 hectares has been increased through the application to the Peruvian government for 33 new claims to increase the total property package to over 45,000 hectares. The new claims have been published and are expected to be granted over the coming month. Additionally, Zincore applied for nine claims covering five new properties and 6,300 hectares in central and southern Peru. The claims cover areas identified as hosting surface zinc mineralization by historical exploration work. Six of these claims have been granted by Peruvian authorities and the other three have been published and are expected to be granted over the coming month. In total the Company spent approximately $125,000 during the quarter on staking costs of which $102,000 was capitalised to the Accha-Yanque property.

In October 2006, Zincore entered into a letter agreement to earn up to 80% of the Cerro Condorini zinc property in southern Peru owned by Brett Resources. The Cerro Condorini property comprises 1,000 hectares, 10 kilometres from the town of Nunoa in southern Peru and 35 kilometres south of Bear Creek's Corani project. Early stage work by Brett found high-grade zinc, lead and silver mineralization in historic mine workings and has identified zones of oxide zinc mineralization along strike to the northwest of the historic mine in a broad zone. (See *Subsequent Events* for further details on the Cerro Condorini agreement).

Accha-Yanque Property

Zincore's initial exploration and development activities will be concentrated on the Accha-Yanque property in Peru. The Company has identified an exploration program with the objectives of defining the historical resources on the Accha deposit as current resources under NI 43-101, expanding the known resources and increasing and updating the current inferred resources at Yanque. The first phase of this program with an estimated cost of $7.9 million commenced upon completion of the IPO. The objectives of the first phase are resource definition and expansion including the preparation of NI 43-101 current resource estimates and preliminary engineering studies. Provided that upon conclusion of the first phase that sufficient measured and indicated mineral resources are identified, satisfactory engineering and metallurgical studies and test work results are achieved, a pre-feasibility phase totaling approximately $1.2 million will commence.

During the quarter, activities were focused on establishing the site team to execute the exploration program, preparing the site camp, community relations activities and beginning the metallurgical program.

At quarter end the Company had a site team of ten including six geologists. The team has been completing preparations for commencement of the drill program and re-logging the core from 56 holes that had been drilled in the 1990s on the Accha deposit. The Company has upgraded and improved the exploration camp at the property. The camp is now completed as required for the first phase exploration program.

The Company has commenced a consultation process with the communities around the Yanque deposit with the objective of obtaining an access agreement. An access agreement with local communities is required before the application for a drilling permit can be submitted.

During the quarter the Company reached agreement on the scope and budget with the selected metallurgical consultants required to complete the metallurgical test work and related preliminary engineering and design. The Company has retained Green Team International ("GTI") as prime consultant and is finalizing its formal agreement with them and has or will enter into agreements with other firms for specific work as required. Early stage metallurgical work has commenced and the program scope will increase through the fourth quarter.

In the quarter ending September 30, 2006, Zincore deferred $429,677 in expenditures related to the Accha-Yanque property and expenditures of $815,381 for the six month period.

Other Exploration Properties

The Company completed an initial review and compilation of all data available for the recently staked properties in advance of planned field work expected to be completed over the next six months.

Results of Operations

Zincore has limited operating history and no historical periods upon which to compare 2006 financial results. For the three month and six month periods ended September 30, 2006, the Company had a net loss of $395,620 or 0.03 cents per share and a net loss of $596,549 or $0.08 cents per share respectively. The quarter on quarter increase in net loss is primarily due to an increase in corporate activity, an increase in general exploration expenditures and an increase in interest expense.

Management and consulting fees were $61,963 higher for the September quarter as compared to the June quarter due to an increase in personnel combined with higher consulting fees related to start-up and IPO financing activities. General exploration expenditures increased $67,292 over the previous June quarter principally due to claim staking costs associated with concessions outside of the Accha-Yanque project and geological review of the Cerro Condorini agreement in advance of signing the letter agreement with Brett Resources. Legal, accounting and office expenses increased an aggregate $51,989 over the previous quarter due to commencement of a services agreement with Southwestern and activities related to start-up of the Company and the IPO. Interest expense of $8,250, relating to the bridge loan outstanding to Southwestern, was included in office expense and accrued in the quarter ending September 30, 2006. The bridge loan has been repaid in shares. (See *Subsequent Events* for further details).

Quarterly Financial Information

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited consolidated financial statements dated March 31, 2006.

Fiscal Quarter Ended	**September 30, 2006**	June 30, 2006
Interest and Other Income	**$806**	$1,622
Net Loss	**$395,620**	$200,929
Net Loss per Share	**0.03**	N/A

Financial Condition, Liquidity and Capital Resources

Zincore is a mineral exploration company and as such is not in commercial production at any of its mineral properties and, accordingly, it does not generate cash from operations. The Company intends to finance its activities by raising capital through the equity markets.

Through the end of September 30, 2006 Zincore financed its operations through working capital loans from Southwestern including a $200,000 convertible loan and $1,300,000 bridge loan. During the quarter Southwestern elected to convert the $200,000 drawn on the convertible loan into 2 million shares in Zincore and accrued interest was waived. At September 30, 2006, $1,000,000 was drawn under the bridge loan and interest of $8,025 was accrued. The bridge loan was repayable at the earlier of thirty days following the completion of an IPO and June 15, 2007. In October the bridge loan was made repayable at Zincore's election in common shares of Zincore at the IPO price.

At September 30, 2006 the Company had a working capital deficiency of $673,307 including debt of $1,057,726. Except for the amount remaining to be drawn under the bridge loan, the Company had no other pre-arranged sources of debt financing.

At September 30, 2006, the Company had no material contractual obligations. Its planned exploration and development activities may necessitate entering into various contracts.

Zincore has no commitments for capital expenditures as of the date of these financial statements. In order to maintain its claims in Peru in good standing, approximately $85,000 must be spent on concession holding costs over the next 12 months.

Subsequent to September 30, 2006 the financial condition of the Company improved substantially with the repayment of $1,300,000 outstanding under the bridge loan through the issuance of 2.6 million common shares and the closing of the IPO and over-allotment option which raised net proceeds (before Company costs) of $18,715,000.

With the completion of the IPO and over-allotment in November, the Company has financial resources that exceed its planned 12 month exploration and technical study expenditures. The success of exploration programs and other property transactions can have a significant impact of spending requirements. Should the Company decide to accelerate its programs, add new property programs or further develop any of its properties, additional capital may be required and no assurance can be given as to the ability of the Company to raise such required capital.

Off-Balance Sheet Transactions

The Company does not utilize off-balance sheet transactions.

Related Party Transactions

As at September 30, 2006, $1,057,726 was due to Southwestern and its subsidiaries in relation to loan agreements and short term borrowings.

During the three month and six month periods ended September 30, 2006 Zincore paid $21,420 and $42,840 respectively for management services under an agreement with a company controlled by a director who is also an officer of the company.

Zincore has also entered into an Administrative Services Agreement with Southwestern whereby Southwestern agreed to provide the Company with office space, use of Southwestern's office facilities, secretarial and accounting services in Canada and services in China at a cost of $16,000 per month. Collasuyo, the Company's indirect wholly-owned subsidiary, has entered into an Outsourcing Operating Assistance Services Agreement with MISOSA, Southwestern's indirect wholly-owned subsidiary, whereby MISOSA agreed to provide Collasuyo with office space, use of MISOSA's facilities and secretarial and accounting services in Peru at a cost of US$11,500 per month. During the three and six month periods ended September 30, 2006, the Company paid $88,453 and $135,214 to Southwestern and MISOSA under these agreements.

Proposed Transactions

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. There are no transactions being contemplated by management or the board at this time that would materially affect the financial condition, results of operations and cash flows of any asset of the Company.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash, advances and other receivables, accounts payable and payables due to an affiliated company. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Changes in Accounting Policies including Initial Adoption

None.

Share Capital Information

At September 30, 2006 the Company had 34,000,000 common shares issued and outstanding all of which were held by Southwestern.

On October 17, 2006 Zincore granted stock options to employees and consultants to the Company totalling 3,148,000 options exercisable into common shares at the IPO price. As at the date of this MD&A, 1,130,667 stock options were vested and available to be exercised.

On November 7, 2006 Zincore closed its IPO and issued 38,000,000 common shares for gross proceeds of $19 million. Southwestern purchased 2,000,000 of these IPO shares. Zincore granted the underwriters a 30-day over-allotment option to purchase up to 2,000,000 shares at the IPO price. On November 22, 2006 this over-allotment option was fully exercised resulting in the issuance of 2,000,000 shares for gross proceeds of $1 million. In addition, the Company has granted the underwriters warrants to acquire up to 2,470,000 common shares, exercisable for a period of one year at a price of $0.50 per share.

Subsequent Events

In October 2006, the Company entered into a letter agreement to acquire an interest in the Cerro Condorini property from Brett Resources Inc. (Brett). The letter agreement is subject to a 30 day

due-diligence period by the Company and approval of the boards of directors of each of Brett and Zincore.

Under the terms of the agreement, the Company has the option to earn a 60% interest in the property, by spending US$1,500,000 on exploration on the property and making cash payments to Brett of US$75,000 over three years, including cash payments of an aggregate US$50,000 over the next 18 months. The first year's exploration expenditure of US$200,000 is a firm commitment. Zincore will be appointed operator of the property. Upon the Company earning its interest, the parties will incorporate a Peruvian corporation in accordance with their respective interests to continue exploration on the property. The Company can earn an additional 10% interest in the Cerro Condorini property (for a total 70% interest) by contributing US$2,500,000 over two years (expected to be approximately $525,000 for the next 18 months) toward further exploration on the property, and a subsequent 10% interest in the property (for a total 80% interest) by contributing US$4,000,000 over the following four years towards continued exploration on the property.

On October 17, 2006 Zincore granted stock options to employees and consultants to the Company totalling 3,138,000 options exercisable into common shares at the IPO price and a further 10,000 options were granted in November on the same terms.

As at October 20, 2006, the Company had drawn a total of $1,300,000 from Southwestern under a bridge loan agreement to fund operations and exploration and development activities in advance of the Offering. On that date Zincore elected to repay the principal amount of the bridge loan by the issuance of 2,600,000 shares. The accrued interest to the date of repayment of $8,250 has been paid in cash.

On November 7, 2006 Zincore closed its IPO and issued 38 million common shares at $0.50 per share for net proceeds (before Company costs) of $17,780,000. On November 8, 2006 the Company's common shares started trading on the Toronto Stock Exchange under the symbol "ZNC". The Company granted to the underwriters a 30-day option to purchase an additional 2,000,000 shares at price of $0.50 per share to cover over-allotments. The Company has also granted the underwriters 2,470,000 warrants convertible into common shares for a period of one year at a price of $0.50 per share. On November 22, 2006 the underwriters fully exercised their over-allotment option and, as a result, the Company issued 2,000,000 shares and received additional net proceeds of $935,000.

Disclosure Control and Procedures

The Company is a transitional issuer pursuant to MI 52-109 and as such the Chief Executive Officer and Chief Financial Officer have reviewed the interim filings and concluded that the interim financial statements and other financial information fairly present in all material respects the financial condition of the Company.

Forward-Looking Statements

Statements in this MD&A that are forward looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the prospectus of Zincore in connection with the IPO dated October 26, 2006 which is filed on SEDAR. Such information contained herein represents management's best judgment as of the

date hereof based on information currently available. Zincore does not assume the obligation to update any forward-looking statements.

ZINCORE METALS INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2006

ZINCORE METALS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2006
(unaudited)

1. CONTINUING OPERATIONS

Zincore Metals Inc. ("Zincore" or the "Company") is an exploration stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of zinc properties in Peru and elsewhere.

The Company was incorporated as Peru Zinc Corporation on September 21, 2005 in the Province of British Columbia as a 100% owned subsidiary of Southwestern Resources Corp. ("Southwestern"). The Company subsequently changed its name to Southern Zinc Corporation on April 26, 2006 and to Zincore Metals Inc. on June 5, 2006.

These financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue on a going concern basis depends on the continuing support of the Company's creditors, its ability to successfully raise additional financing, and/or complete the development of its mineral properties and attain future profitable production from the properties or proceeds from disposition.

2. BASIS OF PRESENTATION

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and follow the same accounting policies and methods of application as the most recent audited financial statements dated March 31, 2006, and should be read in conjunction with those audited financial statements and notes thereto. Accordingly they do not include all the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for fair presentation have been included. Operating results for the three month and six month periods ended September 30, 2006 are not necessarily indicative of the results that may be expected for the nine month period ending December 31, 2006.

From September 21, 2005 to September 30, 2005, there were no transactions and as such no comparative information is presented for the consolidated statements of loss and deficit and cash flows.

3. ACQUISITION OF ASSETS

a) Pursuant to an agreement, dated December 27, 2005, between Minera del Suroeste S.A. ("MISOSA"), an indirect, wholly-owned subsidiary of Southwestern, and Exploraciones Collasuyo S.A.C. ("Collasuyo"), the Company's indirect, wholly-owned subsidiary, MISOSA transferred its 100% interest in certain zinc properties (the "Zinc Assets") to Collasuyo. As the transaction was between companies under common control, the assets had been recorded by the Company at their book value on the date of transfer.

b) In August 2006 the Company issued 31,999,999 common shares to Southwestern valued at $2,902,476 as settlement for the acquisition of the Zinc Assets, further working capital advances from Southwestern to the Company, the transfer of certain zinc-related data in China and an adjustment to reflect the agreed exchange amount for the Zinc Assets(note 6). The difference between the exchange amount and the carrying amount of the Zinc Assets was recorded as a charge to deficit of $100,381 as at March 31, 2006.

4. PROPERTY, PLANT AND EQUIPMENT

As at September 30, 2006

	Cost	Accumulated Amortization	Net Book Value
Office and other equipment	$27,119	$1,700	$25,419
Vehicles	61,942	11,327	50,615
	$89,061	$13,027	$76,034

As at March 31, 2006

	Cost	Accumulated Amortization	Net Book Value
Office and other equipment	$1,811	$-	$1,811
Vehicles	61,942	1,514	60,428
	$63,753	$1,514	$62,239

Amortization relating to exploration related assets has been allocated to mineral properties in the amount of $11,300 (March 31, 2006 - $1,514) during the period.

5. MINERAL PROPERTIES

a) For the six month period ended September 30, 2006 significant expenditures were as follows:

	Accha/Yanque	Minascassa	Sayani	Total
Balance, beginning of period	$1,381,968	$714,553	$13,867	$2,110,388
Property, acquisition and maintenance	248,668	16,865	13,494	279,027
Analytical	41,719	--	225	41,944
Geology	497,149	6,150	11,973	515,272
Research	21,905	--	--	21,905
Project administration	5,940	--	--	5,940
Balance, end of period	$2,197,349	$737,568	$39,559	$2,974,476

b) As at March 31, 2006 the mineral properties were comprised of:

	Accha/Yanque	Minascassa	Sayani	Total
Balance, beginning of period	$-	$-	$-	$-
Property, acquisition and maintenance	249,704	101,912	10,036	361,652
Analytical	56,181	--	--	56,181
Geophysics	9,068	64,071	--	73,139
Geology	617,053	137,544	3,831	758,428
Drilling	267,003	62,925	--	329,928
Research	77,870	150,618	--	228,488
Project administration	105,089	197,483	--	302,572
Balance, end of period	$1,381,968	$714,553	$13,867	$2,110,388

The Company has applied for thirty-three additional mining concessions, covering 31,000 hectares, which are contiguous or adjacent to Accha-Yanque and will be incorporated into the Accha-Yanque Property. Further, the Company has applied for seven mining concessions comprising five properties in Southern Peru. As at September 30, 2006 , six of these had been granted.

6. SHARE CAPITAL

a) The authorized share capital of the Company consists of an unlimited number common shares without par value; an unlimited number of first preferred shares without par value; and an unlimited number of second preferred shares without par value.

b)During the six months ended September 30, 2006, changes in issued common share capital were as follows:

	Six Month Period Ended September 30, 2006	
	Number of shares	Amount
Issued at beginning of period	1	$1
Issued in exchange for debt	33,999,999	3,102,476
Issued at end of period	34,000,000	$3,102,477

On August 23, 2006 the Company issued 31,999,999 million common shares to Southwestern in exchange for the settlement of $2,902,477 of the amounts due to Southwestern and its subsidiaries and for the transfer of certain zinc-related geological, geochemical and geophysical exploration data in China from Southwestern to the Company at historical book value.

On August 24, 2006 Southwestern elected to convert the $200,000 outstanding under the loan agreement into 2,000,000 shares of the Company. Accrued interest was waived. The Company has no further obligation to Southwestern under the loan agreement.

c) In May 2006 the Company established a stock option plan (the "Plan") and 10% of the number of common shares issued and outstanding will be reserved for issuance under the Plan. As at September 30, 2006, no options had been granted under this Plan.

7. SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral properties. The Company has non-current assets in the following geographic locations:

	September 30, 2006	March 31, 2006
Peru	$3,048,913	$2,172,624
Canada	$1,597	--
	$3,050,510	$2,172,624

8. RELATED PARTY TRANSACTIONS

a) In June 2006, Southwestern agreed to provide the Company with a bridge loan to a maximum of $500,000 (subsequently increased to $1,000,000 in July 2006 and to $1,300,000 in September 2006). The bridge loan is due the earlier of thirty days following the completion of a public offering or one year from the date of the loan. (In October 2006, the loan was revised to provide, at the election of the Company, for repayment in cash or shares at the initial public offering price per share (see note 10)). The loan is unsecured and bears interest at a rate of 7% per annum. Included in the amount due to affiliated company is $1,008,250 due to Southwestern from this loan of which $8,250 is accrued interest. The remaining balance of $49,476 is a short-term loan to Southwestern and its subsidiaries and has been repaid.

b) During the three and six month periods ended September 30, 2006 the Company paid $88,453 and $135,214, respectively, to Southwestern and its subsidiary under the terms of two separate administrative services agreements. In addition, during the same periods, the Company paid remuneration to a company controlled by a director in the amount of $21,420 and $42,840. As at September 30, 2006, there was an amount owing to Southwestern and its subsidiary totalling $1,057,726 (March 31, 2006 - $2,550,730).

9. SUPPLEMENTAL CASH FLOW INFORMATION

During the three and six month periods ended September 30, 2006, the Company issued 33,999,999 common shares valued at $3,102,476 in exchange for debt.

10. SUBSEQUENT EVENTS

In October 2006, the Company entered into an option agreement to earn an interest in the Cerro Condorini property from Brett Resources. The Company can earn a 60% interest by incurring US$1,500,000 in exploration expenditures and making US$75,000 in payments over three years. The first year exploration expenditure of US$200,000 and payment of US$25,000 are required expenditures. The company has additional options to increase its interest to 70% by incurring exploration expenditures of US$2,500,000 over the following two years and increase its interest to 80% by incurring exploration expenditures of US$4,000,000 in the subsequent four years.

At October 17, 2006, the Company had drawn $1,300,000 under the terms of the bridge loan agreement described in Note 8(a). The Company has elected to repay the principal amount of the bridge loan through the issuance of 2,600,000 common shares. Accrued interest was paid in cash.

On November 7, 2006 the Company closed its Initial Public Offering whereby it raised gross proceeds of $19,000,000 by issuing 38,000,000 common shares at a price of $0.50 per share. The Company has granted the underwriters a 30-day option to purchase an additional 2,000,000 common shares at a price of $0.50 per share to cover over-allotments. If the over-allotment option is fully exercised the Company will receive

additional proceeds of $1,000,000. The Company has agreed to pay the underwriters a cash commission of 6.5% of the gross proceeds of the offering. The Company has agreed to grant the underwriters warrants to acquire up to 6.5% of the total number of common shares issued pursuant to the offering, exercisable for a period of one year following the closing of the offering at $0.50 per share.

British Columbia Securities Commission

BCSC

SEDAR Electronic Correspondence

P. O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia
V7Y 1L2 CANADA
Telephone: (604) 899-6500
Fax: (604) 899-6506
(BC only) 1-800-373-6393

IN THE MATTER OF NATIONAL POLICY 43-201 MUTUAL RELIANCE REVIEW SYSTEM FOR PROSPECTUSES

AND

IN THE MATTER OF

ZINCORE METALS INC.

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of **British Columbia, Alberta, Manitoba, and Ontario** have been issued for a preliminary prospectus of the above issuer dated September 8, 2006.

DATED at Vancouver, British Columbia on September 11, 2006.

Allan Lim

Allan Lim, CA
Manager
Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project No.: 991282

g:\corpfin\sc\AL\991282P
Preliminary

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

A copy of this preliminary prospectus has been filed with the securities regulatory authorities in each of the provinces of British Columbia, Alberta, Manitoba and Ontario, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities.

This prospectus constitutes a public offering of securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended, (the "1933 Act") and, except pursuant to an applicable exemption from registration set forth in the 1933 Act, may not be offered, sold or delivered, directly or indirectly, in the United States of America, its territories, its possessions and other areas subject to its jurisdiction, including the Commonwealth of Puerto Rico (the "United States"), or to or for the account of any citizen, national or resident thereof or to a corporation, partnership or other entity created or organized in or under the laws of the United States or an estate or trust the income of which is subject to United States federal income taxation regardless of its source (a "U.S. person").

PRELIMINARY PROSPECTUS

INITIAL PUBLIC OFFERING

September 8, 2006

ZINCORE METALS INC.

Suite 1650, 701 West Georgia Street
Vancouver, British Columbia V7Y 1C6
Telephone: (604) 669-6611
Facsimile: (604) 669-6616
(the "Issuer")

$●

● Offered Shares(1)(2)

Price: $● per Offered Share

(the "Offering")

This Prospectus qualifies for distribution an aggregate of ● common shares of the Issuer (the "**Offered Shares**") pursuant to an underwriting agreement (the "**Underwriting Agreement**") to be entered into by the Issuer with Canaccord Capital Corporation ("**Canaccord**"), Raymond James Ltd. and Octagon Capital Corporation (collectively, the "**Underwriters**"). The Offering is being made to investors resident in British Columbia, Alberta, Manitoba and Ontario, and other jurisdictions where it may lawfully be sold.

	Price to public(1)	**Underwriters' Commission(2)**	**Net Proceeds to the Issuer(3)(4)**
Per Offered Share	$●	$●	$●
Offering	$●	$●	$●

(1) The offering price (the "**Offering Price**") of the Offered Shares will be established by negotiation between the Issuer and the Underwriters.

(2) The Underwriters will receive a commission (the "**Underwriters' Commission**") equal to 6.5% of the gross proceeds of the Offering, payable in cash. The Underwriters will also receive that number of non-transferable common share purchase warrants of the Issuer (the "**Underwriters' Warrants**") that is equal to 6.5% of the number of Offered Shares sold in the Offering, each Underwriters' Warrant entitling the holder to purchase one common share of the Issuer (an "**Underwriters' Warrant Share**") for a period of one year from the date of closing of the Offering at the Offering Price. The Underwriters' Warrants are also qualified for distribution pursuant to this Prospectus.

(3) The Issuer granted to the Underwriters an option (the "**Over-Allotment Option**") to purchase at the Offering Price per share up to ● Offered Shares (the "**Over-Allotment Shares**"), (15% of the Offered Shares sold pursuant to the Offering) for a period of 30 days from the date of listing of the Offered Shares on a stock exchange. If the Over-Allotment Option is fully exercised, the cumulative proceeds from the public offering, Underwriters' fee and net proceeds (excluding expenses of the Offering estimated to be $●) to the Issuer will be $●, $● and $●, respectively. This Prospectus also qualifies the grant of the Over-Allotment Option and the issuance and transfer of up to ● Over-Allotment Shares issued on the exercise thereof.

(4) Before deducting the estimated expenses of the Offering, estimated at $●.

AN INVESTMENT IN NATURAL RESOURCE ISSUERS INVOLVES A SIGNIFICANT DEGREE OF RISK DUE TO NUMEROUS FACTORS INCLUDING THE NATURE OF THE ISSUER'S BUSINESS. AN INVESTMENT IN THESE SECURITIES SHOULD ONLY BE MADE BY PERSONS WHO CAN AFFORD THE TOTAL LOSS OF THEIR INVESTMENT. SEE "RISK FACTORS".

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under the Prospectus.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Issuer and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement as referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Issuer by DuMoulin Black LLP, and on behalf of the Underwriters by McCullough O'Connor Irwin LLP, and certain Canadian tax matters will be passed upon by Thorsteinssons LLP, Vancouver, British Columbia. No person is authorized by the Issuer to provide any information or make any representations other than those contained in this Prospectus in connection with the issue and sale of the securities offered hereunder.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Certificates representing the Offered Shares will be available for delivery at the closing of this Offering. The Offering is subject to the sale of the Offered Shares on or before 90 days from the final receipt date of this Prospectus, unless consent is obtained from the regulatory authorities to extend the date. See "Plan of Distribution".

Unless otherwise noted, all currency amounts in this Prospectus are stated in Canadian dollars.

Underwriters:

CANACCORD CAPITAL CORPORATION
2200, 609 Granville Street
Vancouver, British Columbia V7Y 1H2
Phone: (604) 643-7300 Fax: (604) 643-7733

RAYMOND JAMES LTD.
2200 Cathedral Place, 925 West Georgia Street
Vancouver, British Columbia V6C 3L2
Phone: (604) 659-8000 Fax: (604) 659-8099

OCTAGON CAPITAL CORPORATION
4th Floor, 181 University Avenue
Toronto, Ontario M5H 3M7
Phone: (416) 368-3322 Fax: (416) 368-6010

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD - LOOKING STATEMENTS

Statements contained in this Prospectus that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of zinc and other metals; future projections of supply and demand of zinc and other metal, the estimation of mineral resources, the timing and amount of estimated future exploration and development including pre-feasibility studies; costs and timing of the exploration and development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mineral exploration and development, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Issuer to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to risks related to operations; actual results of current exploration activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore resources, the potential for future resources or reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals including permitting, delay or inability to obtain access agreements from local communities, financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled "Risk Factors" in this Prospectus. Although the Issuer has attempted to identify important factors that could affect the Issuer and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this Prospectus speak only as of the date hereof. The Issuer does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning the mining industry and the Issuer's general expectations concerning the mining industry are based on estimates prepared by the Issuer using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Issuer believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Issuer is not aware of any misstatements regarding any industry data presented herein, the industries involve risks and uncertainties and are subject to change based on various factors.

SUMMARY OF PROSPECTUS

The following is a summary of the principal features of this distribution and should be read together with the more detailed information and financial data and statements contained elsewhere in this Prospectus.

The Issuer:	Zincore Metals Inc. (the "**Issuer**") was incorporated under the *Business Corporations Act* (British Columbia) on September 21, 2005 and holds a portfolio of zinc properties located in Peru. The principal business of the Issuer is the exploration and development of the Accha-Yanque zinc property in Peru (the "**Accha-Yanque Property**") and the Issuer's other Peruvian properties, the Minascassa property, the Sayani property and four other blocks of exploration concessions (collectively with the Accha-Yanque Property, the "**Zinc Properties**"). The Issuer also intends to acquire additional zinc properties for exploration and, if warranted, development. See "General Development and Narrative Description of the Business".
The Offering:	The Offering will be comprised of ● Offered Shares. This Prospectus qualifies the distribution of the Offered Shares.
Offering Price:	$● per Offered Share.
Net Proceeds to the Issuer:	Up to $●. See "Use of Proceeds – Funds Available".
Over-Allotment Option:	The Issuer granted to the Underwriters the Over-Allotment Option to purchase at the Offering Price up to ● Over-Allotment Shares (15% of the Offered Shares sold pursuant to the Offering), exercisable for a period of 30 days from the date of listing of the common shares of the Issuer on a stock exchange. If the Over-Allotment Option is fully exercised, the cumulative proceeds from the public offering, Underwriters' Commission and net proceeds (excluding expenses of the Offering estimated to be $●) to the Issuer will be $●, $● and $●, respectively. This Prospectus qualifies the distribution of the Over-Allotment Option.
Underwriters' Commission:	The Underwriters will receive a commission equal to 6.5% of the gross proceeds of the Offering, payable in cash. The Underwriters will also receive that number of Underwriters' Warrants that is equal to 6.5% of the number of Offered Shares sold in the Offering, each Underwriters' Warrant entitling the holder thereof to purchase one Underwriters' Warrant Share for a period of one year from the date of closing of the Offering at the Offering Price. This Prospectus qualifies the distribution of the Underwriters' Warrants.
Use of Proceeds:	The Issuer intends to use the net proceeds to pay costs relating to exploration, resource drilling, preparation of a pre-feasibility study and feasibility study on its Accha-Yanque Property, general and administrative expenses and costs of this Offering. Additionally, funds will be used for exploration on the Issuer's other zinc properties, the evaluation and acquisition of new zinc mineral properties and general working capital. See "Use of Proceeds – Principal Purposes" for a more detailed discussion.

Corporate Strategy

The business strategy of the Issuer is to become a leading low-cost zinc producer with the initial objective of advancing its zinc properties to a development decision through a disciplined process of exploration, drilling and resource definition, and technical studies. Management of the Issuer believes it is in a strong position to realize its strategy due to:

- Its portfolio of zinc properties, which includes the 30 kilometre long Accha-Yanque Property. The Accha deposit on this property has a historical resource estimate, the Yanque deposit has an inferred resource estimate, and both deposits remain prospective for expansion through exploration and drilling. A number of other zinc mineral occurrences have been identified on the Accha-Yanque Property that along with the Minascassa and Sayani properties and other properties, provide immediate exploration opportunities.
- The amount of historical work completed on the properties enables an accelerated exploration program and, if warranted, development timeline. Approximately $8.5 million has been spent historically on the Zinc Properties by the Issuer, Southwestern Resources Corp. ("**Southwestern**"), partners and former owners for exploration, drilling, scoping studies and metallurgical testwork.
- Reviews of the historical metallurgical testwork by leading zinc oxide process specialists have concluded that the Accha-Yanque mineralization appears amenable to processing by solvent extraction and electro-winning ("**SX/EW**").
- The exploration, technical and management teams have the skills and experience to advance the Issuer's projects, including significant Peruvian experience.

The Issuer is in a strong position to acquire additional zinc exploration opportunities due to its established office in Peru, the exploration data in China it has acquired from Southwestern and through the relationships the Issuer gains in Peru, China, and elsewhere from Southwestern, its majority shareholder.

Selected, audited and unaudited financial information:

	For the period from April 1, 2006 to June 30, 2006 (1) **(unaudited)**	**For the period from incorporation to March 31, 2006** (1) **(audited)**
Cash	$326,460	$241,257
Current Assets	$479,265	$253,516
Interests in Mineral Properties (2)	$2,530,516	$2,110,388
Total Assets	$3,070,974	$2,426,143
Total Liabilities	$3,400,627 (3)	$2,554,867
Net Loss	$200,929	$28,344

(1) Refer to the Issuer's financial statements attached to this Prospectus.

(2) Interests in mineral properties consist primarily of exploration expenditures and property acquisition costs.

(3) $3,140,634 of these liabilities, which consisted of debts to Southwestern, were converted in August 2006 to equity in the Issuer (see "Management Discussion & Analysis -Subsequent Events").

Resource Estimates: This Prospectus contains disclosure regarding historical resource estimates under the Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee ("**JORC**") of the Australian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Mineral Council of Australia ("**AUSIMM**"). These historical JORC resource estimates have not been reconciled to the mineral resource categories of National Instrument 43-101 "*Standards of Disclosure for Material Properties*" ("**NI 43-101**") and sufficient work has not been done to classify these historical estimates as current mineral resources. The Issuer believes these historical estimates may be relevant, however it has not done sufficient work to determine if these historical resource estimates can be relied upon. The Issuer also has NI 43-101 compliant inferred resources on one if its properties.

Risk Factors: The securities of the Issuer are highly speculative due to the nature of the Issuer's business and the present stage of development of its properties. As all of the Issuer's current properties are in Peru, the Issuer is exposed to risks associated with Peru. The Issuer's activities are subject to the risks normally encountered in the mining exploration and development business. The Issuer's historical resources are subject to verification under NI 43-101 and should not be relied on at this stage. The economics of exploring, developing and operating resource properties are affected by many factors including the cost of exploration and development, the success of exploration, capital and operating costs, fluctuations in the price of any resources produced and government regulations relating to royalties, taxes, permitting and environmental protection. The Issuer has not generated revenue to date and this Offering is expected to provide sufficient financial resources to undertake at least the initial 18 months of its planned exploration and development programs. It will require additional funds to complete its exploration and development program, develop and mine its properties and to acquire and explore additional properties. There is no assurance such additional funding will be available to the Issuer. Additional equity financings may result in dilution thereby reducing the marketability of the Offered Shares. The Issuer may become subject to liability for hazards against which it is not insured. The Issuer competes with other mining companies with greater financial and technical resources. Certain of the Issuer's directors and officers serve as directors or officers of other public and private resource companies, and to the extent that such other companies may participate in ventures in which the Issuer may participate, such directors and officers of the Issuer may have a conflict of interest. See "Risk Factors".

ELIGIBILITY FOR INVESTMENT

In the opinion of DuMoulin Black LLP, counsel to the Issuer, and McCullough O'Connor Irwin LLP, counsel to the Underwriters, based on legislation in effect as of the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the following statutes (and where applicable, the regulations thereunder) and in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, procedures or goals, and, in certain cases, the filing of such policies, procedures or goals, an investment in the Offered Shares would not be precluded under the following statutes:

Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Cooperative Credit Associations Act (Canada)
Financial Institutions Act (British Columbia)
Pension Benefits Standards Act (British Columbia)
The Insurance Act (Manitoba)
The Trustee Act (Manitoba)
The Pension Benefits Act (Manitoba)
Insurance Act (Alberta)
Employment Pension Plans Act (Alberta)
Alberta Heritage Savings Trust Fund Act (Alberta)
Loan and Trust Corporations Act (Alberta)
Loan and Trust Corporations Act (Ontario)
Trustee Act (Ontario)
Pension Benefits Act (Ontario)
Insurance Act (Ontario)

In addition, in the opinion of Thorsteinssons LLP, special tax counsel to the Issuer, provided the Offered Shares are listed on a prescribed stock exchange at the relevant time, then the Offered Shares will be "qualified investments" under the *Income Tax Act* (Canada) (the "**Tax Act**") and the regulations thereunder (the "**Regulations**") for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.

EXCHANGE RATE DATA

This Prospectus contains references to United States dollars ("**US$**") and Canadian dollars. The following table sets out, for each period indicated, the high and low closing exchange rates for one United States dollar expressed in Canadian dollars, the average of such exchange rates during such period (based on the average of the exchange rates on the last day of each month during the period), and the exchange rate at the end of such period based on the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Year	High	Low	Average	Close
2005	1.2703	1.1507	1.2083	1.1656
2004	1.3970	1.1775	1.2984	1.2034
2003	1.5750	1.2923	1.3916	1.2923

On September 8, 2006, the noon rate of exchange as reported by the Federal Reserve Bank of New York for the conversion of one United States dollar into one Canadian dollar was $1.1190 ($1.00 equals US$0.8937).

This Prospectus also contains references to the Peruvian nuevo sol ("S/") and Canadian dollars. The following table sets out, for each period indicated, the high and low closing exchange rates for one Peruvian nuevo sol expressed in Canadian dollars, the average of such exchange rates during such period (based on the average of the exchange rates on the last day of each month during the period), and the exchange rate at the end of such period based on the Bank of Canada noon buying rate.

Year	High	Low	Average	Close
2005	0.3391	0.3857	0.3679	0.3399
2004	0.3613	0.3953	0.3812	0.3673
2003	0.3774	0.4411	0.4029	0.3734

On September 8,, 2006, the noon rate of exchange as reported by the Bank of Canada for the conversion of one Peruvian nuevo sol into one Canadian dollar was S/0.3448 ($1.00 equals S/2.9002).

GLOSSARY OF TECHNICAL TERMS

Conversion Factors

To Convert From	To	Multiply By
Feet	Metres ("**m**")	3.281
Metres	Feet	0.305
Miles	Kilometres ("**km**")	1.609
Kilometres	Miles	0.6214
Acres	Hectares ("**ha**")	0.405
Hectares	Acres	2.471
Grams	Ounces (Troy)	0.03215
Grams/Tonnes ("**g/t**")	Ounces (Troy)/Short Ton	0.02917
Tonnes (metric)	Pounds	2,205
Tonnes (metric)	Short Tons	1.1023

The following is a glossary of certain technical terms used in this Prospectus:

AAS - analytical method for accurate quantitative determination of precious metal content in assay sampling procedures.

Anomaly - having a geochemical or geophysical character which deviates from regularity; in the case of zinc for example, it refers to abnormally high zinc content.

Anticline - major fold structure in the rocks where two limbs dip away from the axial crest.

AUSIMM –Australian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Mineral Council of Australia.

Assay - in economic geology, to analyze the proportions of metal in a rock or overburden sample; to test an ore or mineral for composition, purity, weight or other properties of commercial interest.

Bedrock - solid rock underlying surficial deposits.

Cut-off grade - the lowest grade of mineralized material that qualifies as ore in a given deposit; rock of the lowest assay included in an ore estimate.

DD – diamond drilling is a variety of rotary drilling in which diamond bits are used as the rock-cutting tool and core is usually recovered.

Deposit - a mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

Dip - the angle at which a stratum is inclined from the horizontal.

DMS – dense media separation - A pre-concentration process which separates relatively light and heavy particles by immersion in a liquid of an intermediate density.

Fault - a fracture in a rock along which there has been relative movement between the two sides either vertically or horizontally.

Fold - a bend in strata or any planar structure.

Fracture - breaks in rocks due to intensive folding or faulting.

GPS- geographical positioning system.

Geophysical survey - the exploration of an area by exploiting differences in physical properties of different rock types. Geophysical methods include seismic, magnetic, gravity, induced polarization and other techniques, and geophysical surveys can be undertaken from the ground or from the air.

Grade - the amount of valuable metal in each tonne of ore, expressed as grams per tonne (g/t) for precious metals, as percent (%) for copper, lead, zinc and nickel.

Hectare - an area equal to 100 metres by 100 metres.

Host - a rock or mineral that is older than rocks or minerals introduced into it.

ICP-AES - inductively coupled plasma atomic emission spectroscopy used for the chemical analysis of aqueous solutions of rock and other materials.

ICP - Inductively Coupled Plasma Spectrometer.

IP – induced polarization surveys involve injecting electrical current into the ground, using a generator and transmitter, and measuring the decay of the "induced" currents (hence the term) when the current is turned off, using a receiver, which is a kind of voltmeter.

Inferred mineral resource - that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Intrusion - the process of emplacement of magma in a pre-existing rock. Also, the igneous rock mass so formed.

JORC - Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the AUSIMM.

Mineralization - the concentration of metals and their chemical compounds within a body of rock.

Mineral resource – a concentration or occurrence of material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Ore - a metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be mined at a profit.

Outcrop - an exposure of bedrock at the surface.

Pole-Dipole - an electrode array used in the induced polarization geophysical survey technique. The pole is one of the current electrodes and the measurements are taken with the dipole.

Ppm – parts per million.

RC – reverse circulation drilling uses down-hole hammer bits that recover cuttings of rocks.

Sediment - solid material that has settled down from a state of suspension in a liquid. More generally, solid fragmental material transported and deposited by wind, water or ice, chemically precipitated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

Silicified - the introduction of, or replacement by, silica, generally resulting in the formation of fine-grained quartz, chalcedony or opal, which may fill pores and replace existing minerals.

Strike - direction or trend of a geologic structure.

Sulphide - a group of minerals in which one or more metals are found in combination with sulphur.

SX/EW - solvent extraction and electrowinning.

Universal Transverse Mercator or **UTM** - UTM is a metric coordinate system commonly used for mapping at scales of 1:50,000 or larger, based on a division of the earth into sixty 6-degree-wide zones. Each zone is projected onto a transverse mercator projection, and the coordinate origins are located systematically. Satellite imagery is usually supplied in UTM coordinates, for example, because it provides georeferencing at high levels of accuracy for the entire grid.

CORPORATE STRUCTURE

The Issuer was incorporated under the *Business Corporations Act* (British Columbia) on September 21, 2005 under the name "Peru Zinc Corporation". The Issuer changed its name to "Southern Zinc Corporation" on April 26, 2006 and subsequently to "Zincore Metals Inc." on June 5, 2006. The Issuer is currently a wholly-owned subsidiary of Southwestern. On August 23, 2006, the Issuer subdivided its one outstanding common share into 32 million common shares.

The Issuer's head office and registered and records office is located at Suite 1650, 701 West Georgia Street, Vancouver, British Columbia V7Y 1C6.

Intercorporate Relationships

The corporate structure of the Issuer, its subsidiaries, the percentage ownership in such subsidiaries as the date of this prospectus and the jurisdiction of incorporation of such corporations as well as the ownership structure of the Issuer's Zinc Properties are set out in the following chart:


Zincore Metals Inc.
(British Columbia)
100%
Wari Minerals Ltd.
(Bermuda)
100%
Nazca Minerals Ltd.
(Bermuda)
0.01%
99.99%
Exploraciones
Collasuyo S.A.C.
(Peru)(2)
100%
100%
100%
Accha-Yanque
Property(1)(3)
Minascassa
Property(1)
Sayani
Property(1)

(1) Acquired as part of the Restructuring by Southwestern of its Zinc Assets as defined and described under "History of the Issuer – Acquisition of Zinc Properties and Other Assets" save for beneficial title to the Puyani concession which the Issuer acquired through agreement with a third party.

(2) Applications in respect to an additional seven concessions covering four properties (approximately 4,900 hectares) have been submitted to the Peruvian government for approval.

(3) Applications in respect to an additional 18 mining concessions covering approximately 16,000 hectares within the Accha-Yanque Property have been submitted to the Peruvian government for approval.

GENERAL DEVELOPMENT AND NARRATIVE DESCRIPTION OF THE BUSINESS

Corporate Strategy

The business strategy of the Issuer is to become a leading low-cost zinc metal producer with the initial objective of advancing its Zinc Properties to a development decision through a disciplined process of exploration, drilling and resource definition, and technical studies. Management believes it is in a strong position to realize its objectives due to:

- Its portfolio of Zinc Properties, which includes the 30 kilometre long Accha-Yanque Property. The Accha deposit on this property has an historical resource estimate (which is not NI 43-101 compliant), the Yanque deposit has an inferred resource estimate and both deposits remain prospective for expansion through exploration and drilling. Management has a target of substantially increasing the historical and current resources at Accha and Yanque. A number of other zinc mineral occurrences have been identified on the Accha-Yanque Property that along with the Minascassa, Sayani and other properties, provide immediate exploration opportunities.

- The amount of historical work completed on the Zinc Properties enables an accelerated exploration program and, if warranted, development timeline. Approximately $8.5 million has been spent historically on the Zinc Properties by the Issuer, Southwestern, partners and former owners for exploration, drilling, scoping studies and metallurgical testwork.

- The Issuer has planned an aggressive program to define NI 43-101 compliant resources and to complete a pre-feasibility study within 12 months. Subject to positive results, a feasibility study will be completed in an additional 18 months.

- Reviews of the historical metallurgical testwork by leading zinc oxide process specialists have concluded that the Accha-Yanque ore appears amenable to processing by SX/EW.

- The exploration, technical and management teams and the Board have the skills and experience, including significant Peruvian experience, to advance the Zinc Properties.

The Issuer is in a strong position to acquire additional zinc exploration and development opportunities due to its established office in Peru, the exploration data in China it has acquired from Southwestern and through the relationships the Issuer will gain in Peru, China, and elsewhere from Southwestern as a majority shareholder.

History of the Issuer

Acquisition of Zinc Properties and Other Assets

<u>Zinc Assets</u>

The Issuer was incorporated as a wholly-owned subsidiary of Southwestern and commenced operation as a mineral exploration and development company following the restructuring (the "**Restructuring**") by Southwestern of its holdings of the Zinc Properties, certain equipment (collectively, the "**Zinc Assets**") and other assets. The Accha-Yanque Property in Peru is the Issuer's material property for the purposes of NI 43-101 and is described in greater detail under the heading "Accha-Yanque Property, Peru" below.

In connection with the Restructuring, Minera del Suroeste S.A. ("**MISOSA**", Southwestern's indirect, wholly-owned subsidiary) transferred the Zinc Assets to Exploraciones Collasuyo S.A.C. ("**Collasuyo**", the Issuer's indirect, wholly-owned Peruvian subsidiary) pursuant to an agreement (the "**Framework Agreement**") dated effective December 27, 2005. Southwestern contributed funding to the Issuer and its subsidiaries for exploration and working capital purposes as well as funding to enable Collasuyo to pay MISOSA for the Zinc Assets. Finally, Southwestern contributed a copy of certain zinc-related geological, geochemical and geophysical exploration data (the "**Data**") in China to the Issuer pursuant to an agreement dated for reference June 1, 2006 (the "**Data Transfer Agreement**"). As the final major step in the Restructuring, the Issuer subdivided its issued share capital into 32 million shares, all of which are held by Southwestern, and the outstanding liabilities payable by the Issuer to Southwestern (excluding liabilities under the Loan Agreement and Bridge Loan Agreement as hereinafter defined) were thereby converted into equity.

By agreement with a third party, separate from the Restructuring, Collasuyo also acquired a contiguous concession to the Accha-Yanque Property in Peru known as the Puyani concession.

In addition to the acquisitions of property described above, the Issuer has acquired, by staking, a further 20,900 hectares of zinc mineral exploration concessions in Peru. Of these, 18 concessions covering over 16,000 hectares are contiguous with the Accha-Yanque Property and have been added to that Property. The balance consists of four blocks containing seven concessions covering 4,900 hectares.

China Data

The Data Transfer Agreement covers an area of interest in the Yunnan Province in southwestern China. Southwestern's Boka Gold Property (approximately 240 kilometres north of the provincial capital of Kunming) is in the northwest corner of the area of interest, and is excluded from the area of interest. Under this Agreement, Southwestern retains the ownership of the Data and has the right to conduct exploration and acquire properties which host non-zinc targets in the area of interest. The Issuer has the right to use the Data to develop exploration programs for zinc and acquire properties which host zinc targets within the area of interest.

Loan Agreement

Southwestern advanced $200,000 (the "**Loan**") to the Issuer as working capital and entered into a loan agreement with the Issuer dated for reference June 1, 2006 (the "**Loan Agreement**"). The Loan Agreement provided that the Loan could, at the option of Southwestern, be converted from time to time, in whole or in part, at maturity or before maturity, into shares of the Issuer at a price of $0.10 per share. The Loan was subsequently repaid in full, at the election of Southwestern, by the issuance of two million shares on August 24, 2006.

Bridge Loan

The Issuer entered into an agreement (the "**Bridge Loan Agreement**") dated for reference June 15, 2006 with Southwestern whereby Southwestern agreed to provide a draw-down facility of up to an aggregate of $1,000,000 (the "**Bridge Loan**") to the Issuer for interim working capital pending completion of the Offering. Any amounts advanced under the Bridge Loan will bear interest at 7% per annum. The Bridge Loan and accrued interest are repayable, in cash, upon the earlier of one year from the date of the Bridge Loan Agreement and 30 days following completion of the Offering. The Bridge Loan does not include any rights to convert the amount outstanding into shares of the Issuer.

ZINC INDUSTRY

Zinc Market Summary

The following summary of the zinc metals market is based in its entirety upon the following sources: (i) "The Market for Zinc – The Fundamentals Driving Change" by the International Lead and Zinc Study Group ("**ILZSG**") 2006; (ii) "World Zinc – Metal Market Insight" by CHR Metals Ltd April 14, 2006; (iii) "Base Metals Market Briefing" – by GFMS Metals Consulting April 2006 ("**GFMS**"), (iv) "Metal Prospects – Zinc Market Outlook – Q3 2006" by RBC Capital Markets ("**RBC**"), (v) Commodity Outlook – Steady As She Goes in 2006 – Macquarie Securities (USA) Inc., January 2006, and (vi) Fortis Metals Monthly, August 2006. All opinions, expectations and estimates contained in the following summary which are not specifically ascribed to management of the Issuer are solely those of the authors of the aforementioned reports and sources. See also "Cautionary Statement Regarding Forward Looking Information" and "Risk Factors".

Overview

Zinc provides the most cost effective and environmentally efficient method of protecting steel against corrosion. By prolonging the life of steel, zinc performs an invaluable service – it helps to save natural resources such as iron ore and energy and extends the life of steel goods and capital investments in steel such as homes, bridges, port facilities, power lines and water distribution, telecommunications and transportation infrastructure. Zinc is also an essential element that is indispensable for human health and for all living organisms.

Galvanizing has retained its position as the dominant end use for zinc. Brass and bronze remain the second most important end use demand and zinc based alloys remains the third largest segment. The demand for galvanized steel is sensitive to both the economic cycle and fuel prices.

The two most important consuming industries for zinc and galvanized steel are the construction industry and the automotive industry. ILZSG data show that 48% of zinc is used in construction and that a further 10% goes into public infrastructure. The automotive and transport industry uses approximately 23% of zinc as galvanized steel in the automotive sector which enables the use of thinner materials, reducing weight and improving fuel efficiency.

2005 Global Zinc Consumption by First-Use


Miscellaneous, 4%
Oxides and Chemicals, 11%
Die-casting Alloys, 16%
Galvanising, 45%
Brass, Semis and Castings, 16%
Rolled and Extruded Products, 8%

Source:CHR Metals Ltd.

Market Segments for Zinc


Transport, 23%
Construction, 48%
Consumer Durables, 10%
Public Infrastructure, 10%
Industrial Machinery & Equipment, 9%

Source:ILZSG

The zinc demand/supply situation is the key price driver. Demand is generally correlated to the cycle of global industrial production while metal supply follows investment trends in the industry and could be subject to phases of very rapid expansion or contraction. The metal-demand cycle is usually the initiator of the metal-price cycle, whereas supply responses to price changes come after time lags.

In 2005 the price of zinc increased 55% and had increased a further 81% by the end of August 2006. Price increases have been driven by several factors including positive supply/demand fundamentals, a shortage of zinc concentrates, a decrease in available stockpiles and investment flows into base metals.


1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
LME Stocks (tonnes)
$2.00
$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
LME Zinc Cash Price (USD/lb)
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
LME Warehouse Stocks
LME Zinc Cash Price

Source: Bloomberg

The International Monetary Fund recently released its bi-annual survey of the global economy. The organization expects that world GDP will expand by 4.9% this year, up from 4.8% in 2005. It expects that growth will remain close to that level in 2007. It is looking for a broad-based expansion with a much greater contribution coming from Japan and the European Economic Union. It highlighted a number of concerns – high oil prices, higher interest rates and global financial imbalances. However, these threats have been present for some time with little or no impact on global economic activity.

Supply and Demand

The zinc market has been in a deficit position in 2004 and 2005 totalling approximately 765,000 tonnes. This is evidenced by the marked drawdown in LME stockpiles as shown on the chart in the overview section. RBC expects growth in demand will outstrip new supply in 2006 and 2007. According to RBC, a modest surplus could develop in 2008, and prices would likely retreat as a result. However, with a deficit forecast again for 2009, prices look set to remain well above long term averages throughout their forecast period.

Demand

World zinc demand increased between 1994 and 2005 to 10.7 million tonnes, recording a growth rate of about 3.6% per year.

Western world demand in that period for zinc rose to 7.4 million tonnes, corresponding to a 2.0% annual compound growth rate. This is in part due to high energy prices and poor economic growth in Japan, but also to a shifting of first use consumption to China. Looking to the future, CHR Metals forecasts a 5.4% world growth rate from 2000 through 2015 with emerging markets driving demand at a growth rate of 13.8%.


Zinc Demand Growth
16,000
14,000
12,000
10,000
8,000
6,000
4,000
World CAGR = 5.4%
Emerging Mkts CAGR = 13.8%
2000
2001
2002
2003
2004
2005
2006E
2007E
2008E
2009E
2010E
2011E
2012E
2013E
2014E
2015E
Western World
Emerging Markets
Source: CHR Metals Ltd.
CAGR=Compounded Annual Growth Rate

China has emerged as the largest consumer of zinc, accounting for 23% of global demand in 2005. Chinese consumption of zinc matches the trends for aluminum and copper consumption, with a continuous acceleration in demand dating back to the early 1980s. From 1994 through 2005 Chinese demand increased 11.8% per year. In 2004, Chinese demand for zinc increased 22% and in 2005 by 12%.


Global Zinc Consumption by Region
2005
North America, 14%
Europe, 27%
Africa, 2%
Oceania, 3%
China, 27%
Other Asia, 23%
2015E
North America, 12%
, 4%
Europe, 23%
Africa, 2%
Oceania, 2%
China, 34%
Other Asia, 24%

Source: CHR Metals Ltd.

China is an important factor in the zinc market as it has moved from being a significant exporter to a significant importer of zinc. The unprecedented industrialization and development in China has spurred demand principally in the construction and transportation areas. As western world consumption growth has matured and remains tied to changes in industrial production, the development of the emerging Asian countries has been a major source of demand for all industrial metals.


China Refined Zinc Net Exports
600
500
400
300
200
100
0
-100
-200
-300
-400
Tonnes (000)
1998
1999
2000
2001
2002
2003
2004
2005
2006E
2007E
2008E
2009E
2010E
2011E
2012E
2013E
2014E
Source:CHR Metals Ltd.

According to GFMS, the vast majority of the Chinese indicators that they track point to a continuation of the 9% GDP and 15%+ industrial production growth. When strong growth in India, the Association of Southeast Asian Nation countries and Russia/Eastern Europe is taken into consideration, the demand environment is unusually encouraging for this stage of the commodity price cycle. In addition, governments' ability to manage and thereby to extend the cycle has improved considerably since the late 1980s.

Risks to demand include substitution due to price sensitivity and a change in world and Asian growth rates.

Supply

Supply is made of two main sources, primary mine supply and secondary recycling supply. About 70% of the refined zinc is produced from primary rather than secondary sources. Since 1990 the proportion of zinc produced from secondary sources in the western world has remained stable at around 30%.

Primary supply for zinc generally occurs from concentrates produced at mines which are transported to refineries for processing into zinc metal. Compared to the other major base metals, zinc deposits are typically smaller and have a correspondingly shorter life. A feature of the zinc market over the last few years has been a structural shortage of zinc concentrates to feed the refineries. This factor has been a major contributor to the lack of growth of refined zinc and is evidenced by the historically low treatment charges being offered by the refineries. Despite the higher prices there is still only a modest amount of new capacity on the horizon and many of the projects under consideration have a high degree of political risk associated with them.

World zinc mine and zinc metal production have averaged annual growth of around 2% and 3% per year respectively since 1990. If the western world alone is considered, zinc mine output has grown on average by 1.3% and metal production by 1.8% over the same period.

These trends confirm that China is the factor driving both production of zinc in concentrate and zinc metal, powered by an annual growth in zinc mine production of 8.1% a year since 1990. In the western world Peru has grown in importance as a source of zinc in concentrate (accounting for 19% of western world zinc concentrate production in 2004 compared with 11% in 1990) while Canada has declined in importance (from 22% of production in 1990 to 12% in 2004). Australia has retained its dominance as the western world's largest source of zinc in concentrate (accounting for 20% of mine production in 2004 compared with 16% in 1990).


Global Zinc Production by Region
2005
North America, 18%
Europe, 11%
Oceania, 14%
Africa, 4%
China, 26%
Other Asia, 12%
2015E
, 16%
Europe, 10%
Oceania, 12%
North America, 13%
Other Asia, 13%
Africa, 3%
China, 35%

Source: CHR Metals Ltd.

Market Balance

Higher zinc prices are encouraging mine restarts and new mine developments. New sources of supply are required to meet demand growth. Macquarie Securities (USA) Inc. indicates that while mine production has returned to growth in 2005, much of the forecast production increases beyond 2006 will come from 'probable/possible' projects rather than committed projects. Progress to date on many of these projects has been slow.

CHR Metals Ltd. has analyzed expansions to existing zinc operations, projects with a development commitment and other zinc projects that are currently being studied and assessed on their likelihood for development. Their analysis indicates that, in addition to projects that are either committed for development or ones that they consider likely to be developed, a supply gap remains beyond 2008 that would need to be satisfied by additional projects.


Zinc Supply/Demand Projections
15,000
14,000
13,000
12,000
11,000
10,000
9,000
8,000
tonnes (thousands)
Supply/Demand Gap
Supply from Likely Projects
Supply from Committed Projects
Supply from Existing Mines and Secondary Sources
World Demand
2006E
2007E
2008E
2009E
2010E
2011E
2012E
2013E
2014E
2015E

Data Source: CHR Metals Ltd.

PERU AND THE PERUVIAN MINING INDUSTRY

The following is based on the Issuer's understanding of Peru and applicable Peruvian laws. In providing these disclosures, the Issuer primarily relied upon the following publicly available sources believed by the Issuer to be accurate: (i) Peruvian government publications, such as "Peru - Legal Framework " prepared by the Peruvian Investment Promotion Agency and "Reference Plan for Mining 2000 - 2009," for legal,

investment and mining industry information, and (ii) the Central Reserve Bank of Peru, the Peruvian Institute for Statistics and Information, the Ministry of Energy and Mines, the National Mining, Petroleum and Energy Society, and the Office of the Superintendent of Customs, for currency information.

Geographical Location and Population

Peru has a population of approximately 27.2 million and covers a geographic area of approximately 1.3 million square kilometres on the western coast of South America. Peru borders Bolivia, Brazil, Chile, Colombia and Ecuador. Lima is Peru's capital and principal city and has a population of approximately 7.0 million.

Current Central Government

Peru is a democratic republic government governed by an elected president, who serves a five-year term, and an elected congress. Peru's constitution was initially approved by a national referendum held on October 31, 1993. On November 4, 2000, the constitution was amended to prohibit the president from serving consecutive terms. The Congress is also elected for five-year terms and is the body in charge of passing the main laws of Peru. New presidential and parliamentary elections occurred in 2006. Mr. Alan García, the leader of the American Popular Revolutionary Alliance (the "**ARPA**") party, a social democrat and previously president of the country from 1985 until 1990, was elected President for the 2006 – 2011 period. Mr. Garcia took office on July 28, 2006. In his inaugural speech, Mr. Garcia revealed his intention to attract more investment and maintain the current macro-economic fundamentals. The APRA does not hold control of Congress.

Mining Concessions

Under Peruvian law, the right to explore for and exploit minerals is granted by the government by way of concessions. A Peruvian mining concession is a real right, independent from the ownership of surface land on which it is located, even when both belong to the same person. There are no restrictions or special requirements applicable to foreign companies or individuals regarding the holding of mining concessions in Peru unless the concessions are within 50 kilometres of Peru's borders. None of the Issuer's concessions are so located. The rights granted by a mining concession can be defended against possible claims by third parties, transferred, or sold. In general, a mining concession may be the subject of any transaction or contract. The basic unit for newly claimed mining concessions is 100 hectares. Buildings and other permanent structures used in a mining operation are considered real property additions to the concession.

The application for a mining concession involves the filing of documents before the mining administrative authority. The mining concession boundaries are specified in the application documents, with no requirement to mark the concession boundaries in the field since the vertices of the concession are fixed by UTM coordinates. Because the location of the concession is not dependent on the location of markers placed on the ground, it is not necessary to do a land survey to legally describe the locations of concessions.

In order to develop exploration or exploitation activities, the holder of a mining concession must purchase the surface land required for the project or reach agreement with the owner for its temporary use. If this is not possible, a legal easement may be requested from the mining authorities however such easements have been rarely granted in recent years.

Mining concessions are irrevocable as long as their holders comply with the annual fee ("**vigencias**") of US$3.00 per hectare and any penalties by June 30th of each year. The concession holder must sustain a minimum level of annual commercial production of US$100 per hectare in gross sales within six years following the grant of the concession. If the concession has not been put into production within that period, then the concession holder must make an additional payment ("**Penalty**") of US$6.00 per hectare for the 7th through 11th year following the granting of the concession, and of US$20.00 per hectare thereafter. The concession holder may be exempted from the Penalty if the investment made during the previous year was 10 times the Penalty (i.e., US$60 per hectare per year 7 through to 11).

Environmental Permitting

Currently in Peru, each stage of mining activities requires some type of authorization or permit, beginning with the obligation to submit an application for an environmental permit for initial exploration (source: "*Reglamento Ambiental para las Actividades de Exploración Minera*" or "Environmental Regulation of Exploration Activities" issued by the Ministry of Energy and Mines on November 25, 1998) and continuing with evaluations such as public hearings and the EIA Environmental Impact Assessment for exploitation. The Peruvian state is now involved with all title holders and projects, from the granting of a mineral right and starting exploration to sustaining the environment and maintaining an open dialogue with the respective communities.

In Peru, for the purpose of permitting, exploration activities are classified in three categories, according to the intensity and area of disturbance that will be caused. Approval for work is granted by the Ministry of Energy and Mines (the "**MEM**").

Category A: Activities that cause little or no surface disturbance fall into this category. Examples of such activities include geological mapping, geophysical surveys, topographic surveys, and small scale sampling. No permit is required.

Category B: Activities that generate effluents or waste capable of degrading the environment and that involve the disturbance of up to ten hectares, or twenty drill sites fall into this category. An application must be filed with the MEM that includes the following: a simple form describing the work to be done; a work program; environmental control proceedings; and the environmental remediation plans.

Category C: Activities that generate effluents or waste capable of degrading the environment and that involve the disturbance of more than ten hectares, or more than twenty drill sites fall into this category. Underground exploration workings such as tunnelling in excess of fifty meters long would also be included. It is necessary to file an Environmental Assessment and obtain its approval by the MEM.

Mining Royalties

In accordance with the Law N° 28258 and its amendment, published in June 2004, and in force since June 25, 2004, concession holders must pay a mining royalty as consideration for the extraction of mineral resources. The mining royalty is payable monthly on a variable cumulative rate of 1% to 3% of the value of the ore concentrate or equivalent, calculated in accordance with price quotations in international markets, subject to certain allowable deductions such as indirect taxes, insurance, freight and other specified expenses. The mining royalty payable is determined based on the following rates and spans: (i) under US$ 60 million of annual sales of concentrates: 1%; (ii) in excess of US$ 60 million and up to US$ 120 million of annual sales: 2%; and (iii) in excess of US$ 120 million of annual sales: 3%. Failure to pay the mining royalty originates a fine equivalent to 10% of the unpaid amount plus interest calculated

as of the due date and until the regularization date. For this purpose, a monthly 1.5% rate would apply on the royalty and the fine. The amount paid as mining royalty is considered a cost for income tax purposes.

Laws Regarding Stability Agreements

Foreign investors and local enterprises receiving investment may execute juridical stability agreements ("JSAs") with the government of Peru provided that certain requirements are met and minimum investments, in the case of companies with mining activities, of US$ 10 million are made. The JSA agreement guarantees stability for a term of ten years with respect to (i) the income tax regime (for foreign investors and local enterprises), (ii) the currency exchange regime, including free availability of foreign currency and free remittance of capital and profits abroad (only for foreign investors); non-discrimination (for foreign investors and local enterprises); and (iv) the labour contracting regime (only for local enterprises). Additionally local enterprises conducting mining activities may execute mining JSAs for 10 or 15 year terms provided that certain minimum production or investment commitment is assumed. These JSAs provide the same stability features as described above and in addition permit free trade of mineral production, internally and externally, and providing administrative stability respecting validity fees, penalties and other mining related fees.

Taxes

Income Tax

The jurisdictional criteria utilized for determining the applicability of income tax in Peru are both the domicile of the taxpayer and the source of the income. Peruvian nationals and foreigners residing within the country, legal entities incorporated in Peru and local permanent establishments of foreign entities are considered as domiciled taxpayers. Non-domiciled taxpayers are subject to Peruvian income tax only on the Peruvian source income. Domiciled issuers are taxable on their worldwide source income except in the case of permanent establishments of foreign entities which are subject to income tax only on their Peruvian source income.

Expenses incurred in the generation of revenues or in maintaining its source are generally deductible for determining the corresponding tax base for income tax purposes. Domiciled companies are generally subject to corporate income tax levied at a rate of 30% with additional taxes or withholding taxes on dividends and interest payments. Peruvian domiciled taxpayers are generally entitled to carry forward at least a portion of the tax losses sustained in previous fiscal years to offset taxable income earned in subsequent fiscal years.

Other Taxes

Peru also has a financial transactions tax of 0.08% on all transactions in the Peruvian banking system, an assets tax of 0.6% over a company's net assets in excess of approximately US$ 1.5 million, based on its prior year's balance sheet. These are temporary taxes in force until December 31, 2006 however they could be extended for a subsequent period.

IGV Early Recovery Regime

Holders of mining concessions who have not initiated operations (exploration companies) have the right to qualify for the early recovery of the IGV (19%) they pay on all the purchases of goods and services they perform in the country as well as on the construction services they receive and imports they make, which are related to exploration projects with at least committed expenditures of US$500,000 approved by the Ministry of Energy and Mines.

In order to seek the early recovery of IGV, an investor must, among other requirements, enter into an Exploration Investment Agreement with the government. Currently, this regime is in force until January 8, 2007, but there are bills in Congress seeking its extension up to the year 2012.

Voluntary Contributions

Approximately forty mining companies have very recently agreed to make voluntary monetary contributions to the welfare of Peru's poor totalling US$ 775 million over five years. There has been no expressed intention to expand this voluntary contribution to exploration companies.

ACCHA-YANQUE PROPERTY, PERU

An independent qualifying report (the "**Technical Report**") on the Accha-Yanque Property entitled "Technical Report, Southern Zinc Corporation, Accha Zinc Belt Project, Department of Cusco, Peru" has been authored by L.D.S. Winter, P. Geo., dated August 31, 2006. The Technical Report is available for review under the Issuer's profile on the SEDAR database at www.sedar.com. A copy of the Technical Report may also be inspected during distribution of the Offered Shares being offered under this Prospectus and for 30 days thereafter at the corporate head office of the Issuer at Suite 1650, 701 West Georgia Street, Vancouver, British Columbia V7Y 1C6, during normal business hours.

The following disclosure relating to the Accha-Yanque Property has been derived from the Technical Report.

The Accha-Yanque Property

The Accha-Yanque Property consists of a number of concessions over a 30 kilometre distance in Southern Peru. At the north end of the property is the Accha (Titiminas) area and at the south is the Yanque area. A number of zinc prospects with limited prior exploration occur between these two deposits.


72°
N
Santo Tomas River
14°
Accha
ACCHA DEPOSIT
Velille River
CAPAYOCC
TOCCO TOCCO
AZULCANCHA
SAYACC-UCHUY
SUSTO
COLLPA
YURAC
PUYANI
OSCOLLO
SULLCA
CHURIRE
MINASCCASA
YANQUE DEPOSIT
Zincore exploration concession
Quartz feldspar porphyry
Apurimac batholith
Puno Group; sediments
Ferrobamba Formation; limestone
Mara Formation; sediments
Zinc prospect
Zinc deposit
0
5
10
kilometres

WESTERN ZINC BELT
ACCHA-YANQUE ZINC BELT PROJECT
FIGURE 5
August 31, 2006

Source: Southwestern Resources Corp. 2006

Property Description and Location

The Accha-Yanque Property contains 41 mining exploration concessions (claims) covering approximately 30,000 hectares held 100% indirectly by the Issuer through its 100% owned Peruvian subsidiary Collasuyo. Eighteen of the 41 claims are under application to the Peruvian government.

The Accha-Yanque Property is located approximately 170 kilometres by road and 70 kilometres by air south of the City of Cusco, Peru in the Cordillera of southeastern Peru, approximately 100 kilometres northwest of the Tintaya Copper/Gold Mine. The Accha-Yanque Property lies within Ingemmet Map Sheets 28R and 28S at 13°-58'S latitude, 71°-54'W longitude.

No work commitments are required to hold the concessions, however, in general a "vigencias" payment of US$3.00 per hectare is required regardless of how long the concession is held. After the sixth year, if a minimum production has not been achieved or a minimum of US$60 per hectare in exploration expenditures has not been incurred, then a penalty payment from years 7 through 11 inclusive of US$6.00 per hectare is payable. The vigencias and any penalty payment are payable between January 1 and June 30 of each year. All vigencias and penalty payments required to be paid by June 30, 2006 to maintain the validity of all concessions of the zinc properties have been made.

In 2007, the Issuer would be required to pay, in addition to the vigencias, penalties of US$20,000 for each of Accha concessions #3, #4 and #5 and US$6,000 for Puyani if there were no exploration expenditures in 2006. If the drilling program proceeds as planned in 2006, there could be no penalty payments for these concessions in 2007.

There is a 2% net smelter return royalty payable to a third party on the Puyani concession, that Collasuyo has the right to purchase at any time for US$ 1 million (the "**Puyani NSR**"). In addition, a royalty of between 1% and 3% of the value of the ore concentrate or equivalent extracted from any Peruvian property, calculated in accordance with price quotations in international markets, must be paid to the Peruvian government. The mining royalty payable is: (a) 1 % for annual sales of concentrates under US$ 60 million; (b) 2 % for annual sales of concentrates from US$ 60 million to US$ 120 million; and (c) 3 % for annual sales of concentrates in excess of US$ 120 million.

There are no overrides, back-in-rights, or other payments, agreements or known environmental liabilities to which the Accha-Yanque Property is subject.

The Accha-Yanque Property area is located in the high Andes Mountains at an elevation of 3,500 metres to 4,400 metres above sea level. This is the high alpine region, and is characterized by rugged mountain peaks, rocky landscapes and steep talus slopes barren of vegetation with intervening areas of more gently rolling tundra-like sectors.

The northern end of the Apurimac batholith forms a "U" shape, opening to the south with the Accha deposit in the Titiminas Area being adjacent to the northern apex of the batholith. The other concessions comprising the Accha-Yanque Property are located along the western and eastern edges of the batholith. The "Western Zinc Belt" extends for a distance of approximately 30 kilometres on a trend of 210° (S30°W) from the Titiminas Area while the "Eastern Zinc Belt" trends south-southeast from Titiminas. The exploration projects in the Western Zinc Belt include Azulcancha, Capayocc, Alcatraz, Puyani and Yanque-Dolores while targets in the Eastern Zinc Belt include the Gorrion and the Atenas Areas.

There are no mine workings, tailings ponds, waste disposal areas or natural features of significance or improvements in the area.

Savage Resources Ltd. ("**Savage**"), and later, Pasminco Limited ("**Pasminco**"), which acquired Savage, evaluated the Property between 1998 and 2001. Two historical resource estimates under the AUSIMM JORC standards were calculated for the Titiminas Area using differing assumptions. Kvaerner Metals ("**Kvaerner**"), under engagement to Savage calculated in 1999 an indicated mineral resource of approximately 7.0 million tonnes grading 8.9% zinc and an inferred mineral resource of 1.8 million tonnes grading 8.9% zinc. In 2000, Pasminco calculated an indicated mineral resource of approximately 3.8 million tonnes at 8.9% zinc and 1.0% lead and an inferred mineral resource of 2.0 million tonnes grading 11.4% zinc and 1.9% lead under more conservative assumptions. These historical JORC resource estimates have not been reconciled to the mineral resource categories of NI 43-101 and sufficient work has not been done to classify these historical estimates as current mineral resources. The Issuer believes these historical estimates may be relevant however has not done sufficient work to determine if these

historical resource estimates can be relied upon. The Issuer is not treating these historical estimates as current mineral resources as defined by NI 43-101 and they should not be relied upon.

An inferred mineral resource of 6.6 million tonnes at an average grade of 5.3% zinc and 3.5% lead for the Yanque deposit based on the RTZ Mining and Exploration Limited ("**RTZ**") data has been calculated by the writer of the Technical Report. See "Mineral Resources" for additional information respecting the calculation of the inferred mineral resource.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Accha-Yanque Property area can be reached by a good quality gravel road 165 kilometres south from Cusco to Pumapuquio then by a single track road to the site. The Accha-Yanque Property area can also be accessed by road, 400 kilometres north from Arequipa. The section from Arequipa to Yauri (289 kilometres) is a relatively well-built and well-maintained coarse surfaced road in comparison to the remaining roads to the property, which are narrower and poorly maintained.

The Southeastern National Power Grid, a 138-kV transmission line that supplies power from a substation near Cusco to the Tintaya mine, goes through the small town of Combapata located 60 kilometres east of the Project area. A rail line and all weather gravel road also pass along this corridor to the east.

The climate at the elevation of the Accha-Yanque Property can be extreme, ranging in temperature from -20° Celsius to +20° Celsius. A rainy season in the summer months from November to April makes travel more difficult during this period, however, it is possible to work year round.

The Accha-Yanque Property area is located in the high Andes Mountains at an elevation of 3,500 metres to 4,400 metres above sea level. This is in the high alpine region, which is characterized by rugged mountain peaks, rocky landscapes and steep talus slopes barren of vegetation with intervening areas of more gently rolling tundra-like sectors.

History

Titiminas Area

MISOSA acquired title to the three concessions in the Accha-Titiminas Area in 1994. MISOSA agreed to transfer title to these concessions in 2005 to Collasuyo. The property is located on Cerro Titiminas, meaning "lead mine". Initial work consisted of surface sampling and mapping which identified the Titiminas Zone, the Titiminas West Zone, the Titiminas North Zone, the Camp Zone and the Titiminas Southwest Zone. All zones consist of smithsonite and zinc silicate mineralization in carbonates.

In September 1995, MISOSA signed an agreement with Cominco Ltd. ("**Cominco**") granting Cominco the right to earn a 50% interest in the Accha concessions (Titiminas Area) by producing a bankable feasibility study and by making cash payments of US$ 1.25 million. In 1995-1996, Cominco constructed a road to the property and carried out a program of exploration including 900.7 metres of diamond drilling in five holes. This work established the continuity of the zinc-lead mineralization down dip and showed that there were several zones of zinc oxide mineralization. Cominco terminated the agreement in 1997.

In May 1998, MISOSA signed an agreement with Savage granting Savage the right to earn a 51% interest in the Accha concessions by spending US$ 5 million over a four-year period. Savage could earn a further 19% interest (total 70%) by funding a feasibility study and providing all financing guarantees. In 1999, Savage was acquired by Pasminco. In 2001, the agreement was terminated when Pasminco experienced

financial difficulty. The most significant work on the Accha-Yanque Property, which consisted of trenching, reverse circulation drilling and diamond drilling, was completed by Savage/Pasminco.

Azulcancha Area

The Azulcancha Prospect is located 11.5 kilometres southwest of the Titiminas Area and was discovered by MISOSA during a regional prospecting program in February 2003. On surface, silicified Ferrobamba limestones containing stringers of zinc-rich ankerite were observed. Subsequently, trenching followed by a small drilling program were carried out in 2004 and 2005 respectively.

Capayocc Area

The Capayocc Area is located 16 kilometres southwest of the Titiminas Area and about 6.5 kilometres west of the Azulcancha Prospect. There are a number of mineralized zones containing zinc oxides hosted in Ferrobamba limestone. Several old workings are present at Capayocc and it appears that these were excavated for their silver content. Gossanous, zinc oxide-rich material is exposed in several places and trenching in 2004 showed the zone to be at least 500 metres in length. A limited drilling program was completed in late 2005 on this zone.

Caja and Yurac Areas

In 2003 MISOSA sampled the Caja and Yurac Areas, 22 kilometres southwest of the Titiminas Area. Ferrobamba limestone units have been intruded by small quartz-feldspar and feldspar-hornblende porphyry dykes/stocks and zinc oxide mineralization of economic interest occurs as replacement type mineralization and in fault-hosted zones.

Puyani Area

Cerro Puyani, in the Puyani Area, is located approximately 7.5 kilometres east-northeast of the Yanque mineralization (25.5 kilometres southwest of the Titiminas Area). Here, various zinc oxide occurrences have been identified in the Ferrobamba Formation. In the adjacent Oscollo Area MISOSA did limited surface sampling in 2003. The Puyani concession is subject to the Puyani NSR.

Yanque – Dolores Area

The Yanque Area is approximately 15 kilometres southwest of Capayocc and 30 kilometres southwest of the Titiminas mineral deposit. In the 1990's the concessions comprising the Yanque Area were held by RTZ. In 1995 and 1996, RTZ carried out an exploration program that consisted of prospecting, geochemical rock and soil sampling, stream sediment sampling, geological mapping and diamond drilling. MISOSA acquired the Yanque area in 2000 when RTZ failed to renew the concessions.

The Dolores concessions are immediately adjacent to the east of the Yanque Area. In 2003 MISOSA sampled the Churire and Minascassa zinc oxide showings in Ferrobamba limestones within the Dolores 1 concession, which is adjacent, to the west of the Apurimac batholith. Zinc-lead values of economic interest were obtained from the surface sampling.

Geological Setting

A major regional carbonate basin of Triassic-Cretaceous age, the Pucara Basin which extends for over 1,500 kilometres in southern Peru is a major lead-zinc metallogenic province that is host to numerous

economic mineral deposits. The Accha-Yanque Property is located at the southern end of the Pucara Basin.

The basal units in the region belong to the Jurassic-Cretaceous Yura Group consisting of black shales, quartzites and minor limestones of the Soraya Formation and red bed shales of the Mara Formation. These rocks are broadly contemporaneous with the Chicama and Goyllarisquizga Groups of central Peru. These units are unconformably overlain by the Middle to Upper Cretaceous Ferrobamba Formation consisting of micritic and bituminous silty limestones (about 500 metres thick at Accha). These rocks are the host for zinc mineralization in the Accha-Yanque Property as well as copper skarn mineralization in the area. The Mesozoic rocks have been intruded by diorite-granodiorite of the Apurimac batholith believed to be Oligocene in age. The nearest intrusion to the Titiminas prospect is about 4 kilometres to the south. Puno Group sandstones and conglomerates of probable Oligocene-Miocene age are more than 1.5 kilometres thick in the region, and unconformably overlie the Mesozoic rocks.

The fold-thrust belt in the Cusco region has a regional northwest-southeast structural grain, developed by early-mid Tertiary northwest-southeast compression. The Accha-Yanque Property region is characterized by a major swing of the structural grain from northwest-southeast to east-west. This is due to the presence of a major crustal-scale Mesozoic-Tertiary intrusive complex (Apurimac Batholith) in the area and a crustal-scale easterly-trending basement structure. The two structures may be genetically linked.

Exploration

The initial work at Titiminas was carried out by MISOSA followed by Cominco, Savage and Pasminco. The Titiminas, Camp and Titiminas West prospects were mapped at a scale of 1:2,500. A regional 1:10,000 geological compilation was also created and a total of 201 rock chip samples were taken during the mapping program. A total of 4,643 soil samples taken on the Accha property outlined the Titiminas, Camp, Titiminas Southwest and Titiminas West zones. In addition, a broad anomaly north of Titiminas (Titiminas North) and another anomalous zone 4 kilometres west of Titiminas West were identified by this survey. A total of 26 stream sediment samples were also taken over the property.

Cominco trenched several of the gossanous outcrops in 1995 and Savage retrenched and resampled seven trenches for a total of 800 metres sampled. Continuous channel samples over two metre intervals were taken in all trenches. In total, 1,355 samples were analyzed from 1,073 metres sampled in the two trenching programs.

Three different geophysical surveys have been completed over the Accha-Yanque Property to aid in the definition of mineralization and structure.

In September 1999, seven traverses, of 100 metre Pole-Dipole IP surveying, were completed by Val d'Or Geofisica (Peru) S.A. (**"Val d'Or"**) for a total distance of 17.4 line-kilometres. The IP survey was undertaken to detail the known mineralization and also detect and define chargeability and resistivity anomalies associated with mineralization and structure.

In April 2000, Val d'Or undertook a ground GPS/Magnetometer survey over the Titiminas prospect for a total of 101 line-kilometres. The principle objective of the ground magnetic survey was to look for a deep magnetic source under the area of mineralization that might be a heat engine or source for mineralizing fluids. Additionally the magnetic data could aid in the definition of structures throughout the area.

In the 1990's the Yanque Area was held by RTZ. In 1995 and 1996, RTZ carried out an exploration program that consisted of prospecting, geochemical rock and soil sampling, stream sediment sampling, geological mapping and diamond drilling.

MISOSA carried out a program of regional prospecting and sampling in 2003 extending southwest from the Titiminas Area to the Yanque Area. This program was continued in 2004 and in addition, trenching, sampling and preliminary mapping in the Azulcancha, Capayocc, Alcatraz and Dolores Areas were completed. A total of 94 samples were collected from the areas with samples generally having sample lengths of one metre to two metres. Zinc and lead values showed a wide range from less than 100 parts per million to high values of over 30% for both lead and zinc. In the northern areas, samples were generally zinc-rich while in the southern Dolores Area samples generally showed a lead-zinc ratio close to 1.

Mineralization

All of the known areas of mineralization from the Yanque Area in the southwest through to the Titiminas Area, as well as the two showings on the eastern side of the batholith, show very similar gossaniferous, zinc-lead oxide type mineralization.

Originally, the Titiminas zinc-lead mineralization was considered to be of the Mississippi Valley Type ("**MVT**") in which the original primary minerals were zinc and lead sulphides. The current gossaniferous material containing mainly oxides, carbonates and silicates was thought to have been produced by supergene surface weathering processes of the primary sulphides. However, as work on the mineralized zone progressed and comparisons were made to other similar zinc oxide type deposits, the MVT model was brought into question. It is now considered that the Accha-Yanque Property mineralization is of the zinc oxide type as represented by the Skorpion deposit of Anglo American Corp. in Namibia and the Vazante deposit in Minas Gerais State, Brazil for example.

In the Titiminas Main Zone, gossans rich in zinc carbonates, silicates and oxides are exposed at surface over an area measuring about 300 metres by 100 metres. Drilling shows that the oxide mineralization is continuous along strike for 500 metres and to at least 200 metres below surface. Mineralization is hosted by a dark grey laminated and bituminous silty limestones 100 metres to 150 metres thick near the middle of the Ferrobamba formation. Mineralization is commonly contained within stratabound breccias. The total thickness of the brecciated sequence varies from 50 metres to 100 metres, while individual breccia hosts are continuous over five metres to 20 metres.

Due to the intense oxidation and iron-oxide development in surface outcrops at Accha, the primary mineral textures are difficult to decipher. Outcrops of the mineralized sequence generally indicate one of three textural styles: (a) fluid over-pressuring, (b) replacive mineralization, or (c) open-space mineralization. Textures which indicate fluid pressure are paragenetically older and may have nothing to do with the mineralization except in the preparation of the host rocks by upgrading porosity – permeability. Both replacive and open-space filling textures are associated with zinc mineralization.

Titiminas is located close to the hinge of an anticlinal dome structure which plunges abruptly to the east at about 50°, but more gently to the west. The southern limb of the anticline dips at about 55° to the SSW, while the northern limb has been truncated and down-faulted by an east-trending fault system. Within the dome, mineralization appears to be restricted between two thrust zones and the mineralization appears to pinch out when the thrusts merge, suggesting a structural control to the mineralization.

Intrusive rocks are associated with zinc mineralization in some areas, mineralization is spatially associated with the Apurimac batholith and associated minor elements (arsenic, thorium, molybdenum and strontium) are typically considered to be related to granitoid rocks.

In addition to the Titiminas Area, zinc-oxide mineralization has been recognized at Azulcancha, Capayocc, Alcatraz, Puyani, Dolores-Minascassa and Yanque Areas in the Western Zinc Belt and at Atenas and Gorrion in the Eastern Zinc Belt.

In summary, it is considered that the Accha-Yanque Zinc Belt mineralization occurs in breccias of probably both sedimentary and tectonic origin, that the mineralization is structurally controlled, that mineralization occurs mainly as oxides and carbonates and there is at least a spatial association with granitoid intrusive rocks. It may be that the zinc oxide-carbonate deposits were formed by oxide-rich hypogene hydrothermal fluids that had their source in or were produced by the Apurimac batholith.

Drilling

Cominco drilled five diamond drill holes (A_01 to A_05) in the Titiminas Area for 900.7 metres during 1995-1996 as part of their joint venture with MISOSA. Cominco intersected high-grade zinc oxide mineralization in several of the holes but withdrew from the joint venture in 1997. From June 1998 through January 1999, Savage completed 24 RC holes (SAC_01 to SAC_24) and 11 additional diamond drill holes (SA_6 to SA_16) for 7,651.1 metres, plus seven trenches for 800 metres. Pasminco, from August 1999 to June 2000, completed eight RC holes and eight diamond holes (PA_25 to PA_40) for 4,946.5 metres.

A total of 56 holes were completed by Cominco, Savage and Pasminco at the Titiminas (Accha) prospect for 13,498 metres.


Inset Location Map
Map Area
Drillhole
Mineralized intercept
Trench
Mineralized intercept
Legend:
Overburden
Gossan (Zinc)
Ferrobamba limestone
Marl key beds
Massive limestone
Laminar limestone
Lower cherty-massive limestone

Figure 9
Accha-Yanque Zinc Belt Project
Titiminas Area Geology
Trench and Drill Hole Locations
August 2006

RTZ, through its Cusco office, completed a drilling program, which consisted of 1,320 metres in 13 holes, at the Yanque prospect between March and July 1996. The holes were drilled within an area measuring about 1,200 metres by 400 metres.

The drilling as well as the surface mapping and sampling indicated that the Yanque zinc-lead mineralization is hosted predominantly by brecciated sedimentary units. Higher grade mineralization occurs in brecciated limestones and within the calcareous portions of polymictic breccias which consist of clasts of Mara Formation shales and Ferrobamba limestone. Some clasts of intrusive rock (diorite-granodiorite) are found within the breccias and in particular adjacent to the intrusive rock contact in the hangingwall.

Exploration of the Yanque Area mineralization is at an early stage so the overall form of the mineralized zones is poorly understood. The mineralization at Yanque was interpreted by RTZ to consist of several tabular bodies up to tens of metres thick that may be connected over an area measuring 1,200 metres by 400 metres. Within this area, higher-grade zones (>15% combined lead plus zinc) occur locally in fault or breccia controlled pods.

Apart from the occasional stringer of galena or disseminated pyrite grain the lead-zinc mineralization is of the zinc oxide type. Drill hole YAD010 intersected a zone of about 5% pyrite on average in bituminous layers in quartzite and shale immediately underlying the intrusive.



Jaguar 1
Jaguar 2
815000 mE
816000 mE
Area of Influence for Resource Calculation
8431000 mN
8430000 mN
A
A
Anomalous Zinc in Rocks (>200 ppm Zinc)
RTZ drill hole YAD-001 to -010
Inset Map
Yanque Concessions
Area of Map
Anomalous Zn in Rocks
Legend:
Diorite
Ferrobamba Formation
Limestone - Mineralized Zn-Pb Mantos
Limestone
Soraya Formation
Quartzite, sandstone, shale
Fault and Dip
Bedding Strike and Dip
Accha - Yanque Zinc Belt Project
Yanque Area Geology
Figure No. 11

The Azulcancha and Capayocc Areas were trenched in the 2004 program and returned significant assays up to 15% zinc across 10.0 metres. Both areas were tested in late 2005 by a drill program consisting of 12 short drill holes for a total of 1,128 metres. At Capayocc, 10 holes were completed for a total of

650.05 metres. The objective of the program was to trace out both down-dip and along strike the zinc oxide – type mineralization observed in the surface trenches. Three holes CAP-A1, CAP-A7 and CAP-A8 confirmed that the mineralization continued in depth and is open to the north, east and west. The other holes intercepted concentrations of iron oxides (hematite and goethite) carrying anomalous values in copper.

The drilling was carried out using a Gopher drill and NTW-size core. Supervision, logging and sampling were conducted by MISOSA.

No significant mineralization was encountered in the Azulcancha drilling. The holes may have been drilled in the wrong direction due to some ambiguity in the actual dip of the units in the area.

In the 1990's Pasminco drilled one hole in the area of the Puyani prospect. The hole, which was drilled about 300 metres distant from the mineralization, was barren. It is considered that Pasminco probably drilled the hole based on an incorrect model or incorrect understanding of the trend of the mineralization.

Sampling and Analysis

Cominco reported that the mapping, logging and sampling were carried out by Cominco and that the rock geochemical and drill core analytical results were done by ICP techniques. It is reported that the geochemical samples were processed at the Cominco Peru lab with the analyses being done in Vancouver, however, no lab is specified.

Neither Savage nor Pasminco have commented on the analytical procedures of the laboratories utilized for the various drill campaigns. A review of Assay Certificates and Certificates of Analysis reveals that SGS del Peru S.A. and ALS Geolab S.A. were utilized for analyses. Both are international labs that have a high degree of professionalism and a good reputation in the industry. The author of the Technical Report has not reviewed the certification or registration of the laboratories or analytical procedures in the 1990's when the work was done. There is no reporting of the security procedures undertaken during the collection and transport of the samples during the Cominco, Savage or Pasminco programs.

In the RTZ reports describing its work in the Yanque Area up to 1996 it is noted that Anamet Laboratories was used, however, analytical procedures, sample preparation or security measures were not reported. The reported analytical results suggest that lead and zinc were determined by dissolution followed by an "ore grade" method of analysis while other elements were determined at the geochemical level by a multielement analytical technique.

In the Titiminas Area, all core sampled was half sawn and sampled at 0.2 metres to 3.0 metre intervals. RC samples were riffle-split to 3 kilograms on one metre to three metre intervals from the initial drill interval. Bulk density measurements were undertaken by Kvaerner on ten samples from drill hole SAC_07 between 315.95 metres and 335.80 metres using the lost water method. The results varied from 2.54 to 4.03 tonnes per cubic metre with an average of 3.48 tonnes per cubic metre.

Due to the gossanous nature of the zinc oxide mineralization, it is considered that there may have been recovery and sampling problems in the Savage drilling programs. Also, no zinc oxide standards were available at the time of the Savage and Pasminco work. As a result, Pasminco recommended a re-assay check program in company with a zinc oxide standard. Previously, Kvaerner noted that no holes were surveyed downhole and recommended duplicate and replicate sampling and Pasminco acted on these recommendations in their drill campaign.

The bulk density or specific gravity values used in the resource estimate are questionable in that Pasminco considered the zinc oxide mineralization to be of a low density and lower than the 3.5 average value used by Kvaerner. The Issuer is planning a program of sampling to determine a more reliable bulk density factor.

The quality control procedures for the drilling campaigns undertaken by Cominco and Savage did not meet with current standards of practice for downhole survey control and independent verification of results by analysis of standards and duplicate and replicate analysis for the determination of accuracy and precision. The data from these earlier campaigns should be viewed with some caution, however, a review of the data does not suggest that there is any concern for contamination of the results or systematic error. Also, the grade estimates from RC drilling versus core drilling must be taken into consideration, as there appears to be a consistently higher grade from the RC drilling.

The quality of assay data during the bulk of the drilling in the main Titiminas deposit needs review, as no oxide standard was available during the drilling of holes A_01 through to SAC_24. As all drill rejects exist at site, Pasminco recommended that a small re-assay check program with a zinc oxide standard be conducted to determine the reliability of the results. Savage also did not undertake random duplicate or replicate check analyses. Kvaerner also noted that no holes were surveyed downhole and recommended a systematic duplicate and replicate sampling and independent analytical program. These recommendations were acted upon by Pasminco in their 1999-2000 drill campaign.

Three pairs of RC/DD holes were twinned to test for repeatability of results between RC and diamond holes. The RC method did not appear to "smear" the grade downhole, however, the zinc grade was higher in most of the RC twin holes.

Southwestern relied on the expertise of its joint venture partners in conducting its exploration under best practice guidelines. Previous partners directed the exploration with their own field personnel while diamond drill contractors and geophysical contractors were engaged to conduct those activities. Kvaerner was engaged to review all exploration practices for Savage and was satisfied that the data could be used to make a resource determination.

Security of Samples

MISOSA has used, and Collasuyo will continue to use, the ALS Chemex preparation lab in Lima, Peru where all samples are crushed to -80 mesh and then pulverized to greater than 85% passing a 200 mesh screen. The pulps are sent to ALS Chemex in Vancouver, B.C. where samples are treated by aqua regia digestion followed by AAS finish for zinc and lead. Multi-element analyses (34 elements) are done by the ICO-AES technique. ALS Chemex laboratories in North America are registered to ISO 9001:2000 for the "provision of assay and geochemical analytical services" by QMI Quality Registrars. Also, the ALS Chemex Vancouver lab is accredited by the Standards Council of Canada for specific tests. This accreditation is based on international standards (ISO 17025) and involves extensive site audits and ongoing performance evaluations.

Mineral Processing and Metallurgical Testing

Mineral processing and metallurgical test work on the Accha-Titiminas Area mineralization consisted of sulphuric acid leaching (including zinc leach efficiency and acid consumption), treatment of silicate minerals, solvent extraction and electrowinning [1] **(SX/EW)**, flotation of zinc oxides, heap leaching and

[1] SX/EW, or, solvent extraction and electrowinning is a mineral processing technique that refers to the recovery of a metal from an ore by means of acid leaching and organic extraction, combined with electro-chemical processes. The process involves leaching the material with a weak acid solution. This solution is recovered and then contacted with an organic solvent, referred

dense media separation ("**DMS**"). The most appropriate processing option for the Project is considered to be the sulphuric acid/SX/EW route primarily because it is a proven technology at the Skorpion Zinc Project of Anglo American Corp. in Namibia and the work done on the Accha-Titiminas Area indicated that the conditions required for leaching are similar to those used for Skorpion. Additional work will be required, however, to determine the optimum approach. A final decision on the preferred option can only be made after due consideration of the relevant economic factors and upfront beneficiation benefits through flotation and/or DMS. No test work has been done on the Yanque mineralization, which appears to be very similar to that at Titiminas.

Mineral Resource Estimates

Two historical resource estimates have been prepared for the Titiminas (Accha) Area. These estimates were prepared by Kvaerner for Savage in 1999 and in 2000 by Pasminco using the AUSIMM guidelines for the estimation of resources under the JORC Code. These historical JORC mineral resource estimates have not been reconciled to the mineral resource categories of NI 43-101. The Issuer believes these historical mineral resource estimates may be relevant, however, it has not done sufficient work to determine if they can be relied upon. The Issuer is not treating these historical estimates as current mineral resources as defined in NI 43-101 and these estimates should not be relied upon.

Kvaerner (for Savage) used a polygonal method on a length-weighted average of drill hole intersections to prepare their resource estimate. They also used a 2.5% zinc cut-off grade provided by Savage based on a natural break in the sample population on a cumulative frequency histogram. A bulk density of 3.5 tonnes per cubic metre was used by Kvaerner based on drill core measurements.

The Pasminco resource estimate was also done using a simple polygonal method and length-weighted averages of drill hole intersections. Sections at 50 metre spacings were given a 25 metre +/- burden and the bulk density was assumed to be 3.0 tonnes per cubic metre. Pasminco considered the 3.5 bulk density used by Kvaerner to be incorrect due to the low density nature of the oxidized mineralization. Pasminco used a 3.0% zinc cut-off grade based on probability plots and cumulative frequency histograms.

The Kvaerner (Savage) indicated resource estimate for the Titiminas Area is 7,056,000 tonnes at 8.9% zinc and the inferred resource estimate is 1,832,000 tonnes at 8.9% zinc. The Pasminco indicated resource estimate for the Titiminas Area is 3,762,000 tonnes at 8.9% zinc and 1.0% lead and the inferred resource estimate is 1,994,000 tonnes at 11.4% zinc and 1.9% lead under more conservative assumptions.

Accha-Yanque Zinc Belt Project
Historical Resource Estimates – Accha (Titiminas) Area (Non NI 43-101 compliant)

Savage Estimate 1999				**Pasminco Estimate 2000**		
	Zn%	**Tonnes**		**Zn%**	**Pb%**	**Tonnes**
Indicated	8.9	7,056,070		8.9	1.0	3,762,174
Inferred	8.9	1,831,739		11.4	1.9	1,994,331

to as the extractant, in the solvent extraction stage (SX). Here the metal (in this case zinc) is extracted away from the aqueous phase leaving behind most of the impurities that were in the leach solution. The zinc bearing organic phase is stripped of its zinc by contacting it with a strongly acidified aqueous solution at which time the zinc is moved to the aqueous phase while the organic phase is reconstituted in its hydrogen form. The metal-bearing aqueous phase is advanced to the electrowinning (EW) stage of the process while the barren organic phase is returned to the extraction stage of the process. Electrowinning refers to the recovery of a metal from an ore by means of electro-chemical processes. In the electrowinning stage of the process the zinc is reduced electrochemically from solution to a zinc cathode.

The Pasminco estimate represents a 35% loss from the Kvaerner estimate. This loss is attributable to 3 factors:

1. A more conservative interpretation of the continuity of mineralization;

2. The lower assumed bulk density (specific gravity) which contributes to a 14% reduction in tonnage; and

3. The higher cut-off grade used by Pasminco.

An NI 43-101 compliant inferred resource estimate for the Yanque mineralization based on the work by RTZ was prepared in 2006 by the author of the Technical Report. Five holes, YAD001 to YAD004 inclusive and YAD006 were used in preparing the estimate. A cut-off grade of 3% zinc was used in the calculation with no consideration being given to the lead grade since it may not be recovered in a zinc leaching operation.

The inferred resource estimate was calculated using horizontal polygons since the mineralization is flat-lying to gently dipping and the drill holes are generally vertical (90°) with 2 holes at 65° and 70°. This provides intersections that are approximately true width.

To be consistent with the Titiminas Area resources estimate, a bulk density or specific gravity of 3.0 was used. However, as indicated previously a program of bulk density verification will be carried out by the Issuer to determine an appropriate bulk density factor to be used in the future.

The inferred mineral resource estimate using the above considerations and parameters is 6.6 million tonnes at an average grade of 5.3% zinc and 3.5% lead. This mineralization is contained with a zone or zones that are flat-lying to gently dipping and occur within approximately 40 metres of surface.

Accha-Yanque Zinc Belt Project
Resource Estimate – Yanque Area
Winter Estimate 2006

	Zn%	Pb%	Tonnes
Inferred	5.3	3.5	6,600,000

Mining Operations

The Project is at an early stage of exploration and there are no mining or metallurgical operations.

Conclusions and Recommendations of Author of Technical Report

The author of the Technical Report considers that the Accha-Yanque Property has the potential to host the tonnage required, probably in two or three deposits combined, for a viable mining/metallurgical operation in the area. The author considers that the objectives of continuing exploration programs should be twofold. The first main objective would be to further define the Accha Titiminas and the Yanque Areas so that confident resource estimates can be developed for both areas. The second main objective would be to continue the regional exploration program so as to find new areas of mineralization and also to better define the numerous currently identified occurrences and showings.

The Accha-Yanque Property is considered by the author of the Technical Report to be of merit with excellent development and exploration potential. To advance the project, programs of geological

mapping, sampling, geophysics and trenching followed by drilling will be required on currently recognized showings and occurrences. Regional prospecting will also be required throughout the Belt as a means of identifying new areas of mineralization. Detailed drilling and associated studies will be required in the Accha-Titiminas and Yanque Areas so that historical and identified mineral resources can be confirmed and expanded. To meet these objectives, a two-phase exploration program with a budget of $39,000,000 is recommended by the author of the Technical Report for the Project. The first phase contemplates expenditures of $13 million and includes 46,000 metres of drilling primarily in the Accha-Titiminas and Yanque Areas, pre-feasibility engineering and testwork. $26 million is allocated to the phase two program and includes 41,000 metres of drilling primarily in the Accha-Titiminas and Yanque Areas, preparation of a bankable study and construction of a bulk sampling/pilot plant. The implementation of phase two would be contingent on the results of the phase one program.

OTHER PROPERTIES

Minascassa Property

The Minascassa Property is located in the Andahuaylas – Yauri metallogenic belt in southern Peru, 400 kilometres southeast of Lima. Road access from Lima is through Ayacucho, a distance of 575 kilometres and a travel time of eight hours. From Ayacucho, the property can be reached by secondary roads via Paccha and Ocros, crossing the Rio Pampas at Pte. Pampas, and proceeding to Hacienda Aguairo. Further access by trail to the higher ridges can only be made on foot or horseback. Minascassa is comprised of three exploration concessions totalling 2,500 hectares and is 100% owned by Collasuyo. No work commitments are required to hold the Minascassa concessions; currently only a vigencias payment of US$3.00 per hectare is required.

A program of regional stream sediment and outcrop sampling and geological mapping conducted in 2000-2001 by the Bambas West Joint Venture (Southwestern – Inco Limited), resulted in the discovery of a mineralized zinc-copper skarn system at Minascassa. The skarn is developed in Permian limestone of the Copacabana Group, which is intruded by Tertiary(?) monzonite porphyry dykes and apophyses. The productive monzonite has intruded along the contact between older Permian granite of the Querobamba batholith and contact metamorphosed country rocks.

Mapping and sampling to date has shown that the skarn system is very extensive, with garnet skarn hosting zinc-copper mineralization over a strike length of 1,200 metres and a vertical extent of 600 metres. Numerous mine workings, mostly caved and flooded, were worked at a small scale on high-grade zones of mineralization in two areas. Mineralization is widespread and in places is significantly leached and oxidized at surface, with scattered exposures of higher-grade material (in excess of 9% zinc). Further evaluation with trenching, geophysics and diamond drilling is warranted.

Sayani Property

The Sayani Property is located approximately 25 kilometres southeast of Minascassa and 380 kilometres northwest of Arequipa. Access to the property is by gravel road and horseback. Sayani is comprised of two exploration concessions totalling 2,000 hectares and is 100% owned by Collasuyo. No work commitments are required to hold the Sayani concessions; currently only a "vigencias" payment of US$3.00 per hectare is required.

The Property is underlain by rocks of the Pucara Group of Triassic-Jurassic age which is a significant host to lead-zinc deposits in southern Peru. Several areas containing oxide lead-zinc mineralization have been identified on the property and limited sampling has shown that these areas contain high values of zinc, lead and silver over widths of two metres to three metres. Two channel samples collected at right angles

to the strike of the areas assayed 13.7% zinc, 2.37% lead and 15.5 grams per tonne silver over 3.6 metres and 12.0% zinc, 7.4% lead and 42.3 grams per tonne silver over two metres. A program of detailed geological mapping and sampling is recommended to evaluate the potential of this area.

Other Properties

The Issuer holds four staked properties called Nieves, Arella, Tamara and Wands in central and southern Peru. The concessions, currently under application in the Peruvian government, were staked due to historical data that indicated the presence of surface zinc mineralization but no exploration work has been conducted on these properties by the Issuer.

USE OF PROCEEDS

Funds Available

Funds Available	
Approximate working capital as of August 31, 2006 (unaudited) (1)	$294,000
Net proceeds of the Offering (unaudited) (2)	$●
Net Funds Available (unaudited)	**$●**

(1) Consists of primarily advances made by Southwestern to the Issuer as working capital. See "General Development and Narrative Description of the Business".

(2) Before deducting the costs of the Offering, estimated at $●.

Principal Purposes

Principal Purposes	
To pay the estimated costs of the Offering	$●
Phase I exploration, drilling and pre-feasibility study program (1)	$13,000,000
Phase II exploration, drilling and feasibility study program (1)(2)	$5,400,000
To pay estimated property maintenance costs for next 18 months	$85,000
To pay estimated general and administrative costs for next 18 months(3)	$2,400,000
To pay estimated amount owing under Bridge Loan (4)	$●
To provide general working capital to fund ongoing operations(4)	$●
Total	**$●**

(1) See "Accha-Yanque Property, Peru Conclusion and Recommendations".

(2) The total Phase II program is $26,000,000 of which $5,400,000 is expected to be incurred within 18 months from completion of the Offering. Commencement of Phase II is conditional on success of Phase I.

(3) Includes salary, office, legal and accounting expenditures.

(4) $750,000 has been advanced pursuant to the Bridge Loan by Southwestern to the Issuer as at August 31, 2006. The amount owing, including accrued interest, will be repaid on the 30th day following the closing of the Offering.

(5) Any proceeds realized from the exercise of the Over-Allotment Option and the Underwriters' Warrants will be used for working capital. If the Over-Allotment Option was exercised in full and all of the Underwriters' Warrants were to be exercised, the Issuer would receive additional funds totalling $●. Working capital may be used to evaluate and acquire additional zinc mineral properties.

The Issuer intends to spend the funds available as set out above. There may be circumstances, however, where, for sound business reasons, a reallocation of funds may be necessary. The Issuer will only redirect the funds to other properties on the basis of a recommendation from a professional geologist or engineer. If such event occurs during distribution of the Offered Shares offered under this Prospectus, if required, an amendment to this Prospectus will be filed.

SELECTED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

Audited and Unaudited Information

The financial statements of the Issuer are prepared in accordance with Canadian generally accepted accounting principles. The following table sets out selected financial data derived from the audited financial statements of the Issuer for the period from the date of incorporation to March 31, 2006 and the unaudited financial statements of the Issuer for the three month period ended June 30, 2006. This summary of financial data should be read together with "Management's Discussion and Analysis" and the financial statements of the Issuer and notes thereto, appearing elsewhere in this Prospectus.

	For the three month period ended June 30, 2006 (Unaudited)	**For the period from incorporation to March 31, 2006 (Audited)**
Cash	$326,460	$241,257
Current Assets	$479,265	$253,516
Interests in Mineral Properties (1)	$2,530,516	$2,110,388
Total Assets	$3,070,974	$2,426,143
Total Liabilities	$3,400,627 (2)	$2,554,867
Net Loss	$200,929	$28,344

(1) Interests in mineral properties consist primarily of exploration expenditures and property acquisition costs.

(2) $3,140,634 of these liabilities were exchanged or converted in August 2006 to equity in the Issuer (see "Management's Discussion and Analysis - Subsequent Events" below).

Dividends

The Issuer has not paid any dividends on its common shares and has no current intention to declare dividends on its common shares in the foreseeable future. Any decision to pay dividends on common shares in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time.

Management's Discussion and Analysis

General

The following discussion and analysis of financial position and results of operations should be read in conjunction with the financial statements included herein. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All dollar figures included therein and in the following management discussion and analysis are stated in Canadian dollars unless otherwise noted.

Description of Business

The Issuer was incorporated on September 21, 2005 and commenced operations as a zinc mineral exploration and development company following the Restructuring by Southwestern of its holdings of Zinc Properties and certain equipment in Peru. The Zinc Properties acquired by the Issuer pursuant to the Restructuring are the Accha-Yanque Property, which at the time consisted of 23 mining concessions covering approximately 14,230 hectares located 70 kilometres south of the city of Cuzco, the Minascassa Property located 400 kilometres southeast of Lima, and the Sayani Property located approximately 25 kilometres southeast of the Minascassa Property. All of the concessions which comprised the Accha-Yanque Properties, the Minascassa Property and the Sayani Property, at that time, have been transferred to and registered in the name of Collasuyo.

In addition, for a royalty right, the Issuer acquired from a third party the Puyani concession that is contiguous with the Accha-Yanque Property. The Issuer has also applied for 18 mining concessions covering approximately 16,000 hectares of concessions adjacent and contiguous with the Accha-Yanque Property. Once granted, the Accha-Yanque Property will include 41 concessions covering approximately 30,000 hectares. The Issuer has also applied for four blocks of concessions totalling 4,900 hectares in central and southern Peru.

The Issuer is a junior mineral exploration company engaged in the identification, acquisition, evaluation, exploration and development of zinc mineral properties in Peru and elsewhere. The Issuer has not determined whether its properties contain mineral reserves that are economically recoverable. The recoverability of amounts recorded for mineral exploration properties and deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the Issuer to obtain the necessary financing to complete the development and attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

Initial exploration and development activities will be concentrated on the Accha-Yanque Property in Peru. The Issuer has identified an exploration and development program with the objective of completing a feasibility study in the Accha-Yanque Property. The first phase of this program with an estimated cost of $13 million will commence upon completion of the Offering. The objectives of the initial 12 month phase are resource expansion and definition including the preparation of a NI 43-101 compliant resource estimate and the completion of a pre-feasibility study. Earlier stage exploration efforts will focus on further assessing the potential of the Minascassa and Sayani Properties and other recently acquired concessions.

Acquisition of Properties and Advances

Pursuant to the terms of an agreement between MISOSA and Collasuyo dated effective December 27, 2005 and pursuant to the Restructuring, the Issuer acquired the Zinc Assets consisting of the Accha-Yanque Property, the Minascassa Property and the Sayani Property, all of which are located in Peru, and certain equipment. The Issuer also acquired certain zinc-related geological, geochemical, and geophysical exploration date in China.

As at June 30, 2006 the amount owing to Southwestern and its subsidiaries in connection with the transfer of the Zinc Assets and other assets as part of the Restructuring was $2,940,634 ($2,550,730 as at March 31, 2006) which amount includes the historical exploration expenditures incurred on the Zinc Assets, advances from Southwestern to the Issuer for working capital purposes and an adjustment to reflect the agreed exchange amount for the Zinc Assets.

On August 23, 2006, an aggregate of 32 million common shares were issued, upon the subdivision of the one existing share, to Southwestern in exchange for the settlement of the amounts due to Southwestern and its subsidiaries in connection with the transfer of the Zinc Assets and other assets as part of the Restructuring.

Results of Operations

The Issuer has limited operating history. From incorporation until March 31, 2006, the Issuer had a net loss of $28,344 and in the three month period ending June 30, 2006 a net loss of $200,929. The increase arose from costs incurred to establish the company, finance its activities and commence operations. The Issuer does not generate revenue from operations.

General and administrative costs, including consulting and management fees, legal and accounting and office expenses, were $29,479 for the period ending March 31, 2006 and $122,540 for the three months ending June 30, 2006. General and administrative costs principally reflect management and consulting costs related to preparation for the initial public offering and the increase in the June quarter reflects an increase in management personnel and activities in advance of the initial public offering.

The Issuer incurred expenditures of $3,478 and $78,399 in the periods to March 31, 2006 and June 30, 2006 respectively on activities related to general exploration programs which were not capitalized. These expenditures relate principally to costs of evaluating new zinc property opportunities.

Additionally, the Issuer capitalized $80,955 during the period to March 31, 2006 and $420,128 during the three months ending June 30, 2006 in exploration and development expenditures to its mineral properties of which $331,720 relate to cash expenditures since inception. The majority of investments were for annual property holding costs, preparation of the exploration camp and geology work in advance of the planned drill program at the Accha-Yanque Property.

The Issuer invested $63,753 during the period to March 31, 2006 and $5,148 during the three months ending on June 30, 2006 on equipment, principally vehicles, to support its exploration activities. In the period ending March 31, 2006, the Company recorded non-cash investments of $2,029,433 relating to the acquisition of the Zinc Properties.

Financing for the operations of the Issuer was provided by way of advances and loans from Southwestern under the terms of the Framework Agreement and the lending agreements detailed under Liquidity and Capital Resources.

The Issuer anticipates spending on general and administration and exploration to increase substantially in future quarters as the exploration and development program for the Accha-Yanque Property accelerates, other exploration programs commence and as financing, management and public company costs are incurred.

Liquidity and Capital Resources

As at June 30, 2006, the Issuer had cash of $326,460 and a working capital deficiency of $2,921,362 ($241,257 and $2,301,351, respectively as at March 31, 2006). The working capital deficiency arises principally as a result of the $3,219,352 ($2,550,730 as at March 31, 2006) payable due to an affiliated company. Subsequent to June 30, 2006, $3,140,634 of this payable was converted into equity of the Issuer (see "Subsequent Events").

Southwestern and the Issuer entered into a Loan Agreement dated for reference June 1, 2006 to cover a Loan of $200,000 for working capital. The Loan Agreement provided that, at the option of Southwestern, any amounts owing under the Loan could be converted from time to time, in whole or in part, at maturity or before maturity, into shares of the Issuer at a price of $0.10 per share. The Loan was fully drawn as of June 30, 2006 and was subsequently converted into two million shares on August 24, 2006 in full settlement of the Loan (see "Subsequent Events").

The Issuer entered into the Bridge Loan Agreement dated for reference June 15, 2006 with Southwestern whereby Southwestern agreed to provide a draw-down facility of up to an aggregate of $1,000,000 to the Issuer for interim working capital pending completion of the Offering. Any amounts advanced under the Bridge Loan will bear interest at 7% per annum. The Bridge Loan and accrued interest are repayable, in cash, upon the earlier of one year from the date of the Bridge Loan Agreement and the 30th day following completion of the Offering. The Bridge Loan does not include any rights to convert the amount outstanding into shares of the Issuer. As of June 30, 2006, $78,718 was drawn on this facility and $750,000 was drawn as of August 31, 2006.

The Issuer is not in commercial production on any of its mineral properties and, accordingly, it does not generate cash from operations. Since inception, financing for its operations has been provided by Southwestern. In order to conduct further exploration work and advance its projects the Issuer is dependent on raising financing through the issuance of equity in its initial public offering. Apart from the loans disclosed above, the Issuer has no pre-arranged sources of debt financing.

While the Issuer has no contractual obligations at this time, its planned exploration and development expenditures on existing properties require significant financial resources which will necessitate the entering into of various contracts.

The Issuer remains dependent on raising additional financing through the issuance of equity securities to fund exploration and development requirements beyond those outlined in the "Use of Proceeds" on existing properties, to fund property acquisitions and for other general corporate costs.

Off-Balance Sheet Arrangements

The Issuer has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

The Issuer purchased the Puyani concession within the Accha-Yanque Property from a third party in exchange for a 2% net smelter royalty on minerals produced from the Puyani concession. The Issuer has the right to purchase the royalty at any time for US$ 1 million. Currently no resources have been defined on the Puyani concession, but further exploration of high-grade surface zinc occurrences is a priority.

Financial Instruments and Other Instruments

The Issuer's financial instruments consist of cash, exploration advances and other receivables, accounts payable and payable due to an affiliated company. Unless otherwise noted, except for the affiliated company obligation, it is management's opinion that the Issuer is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair value of these financial instruments, approximates their carrying value due to their short-term maturity or capacity of prompt liquidation. The affiliated company obligation is partly denominated in Peruvian nuevo sol and, as such, the Issuer is exposed to foreign exchange risk on this liability. The Issuer has not entered into any foreign exchange contracts to mitigate this risk.

Proposed Transactions

As is typical of the mineral exploration and development industry, the Issuer is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. Other than completion of the proposed Offering, there are no transactions being contemplated by management or the board at this time that would affect the financial condition, results of operations and cash flows of any asset of the Issuer.

Related Party Transactions

As at June 30, 2006, a total of $3,219,352 ($2,550,730 as at March 31, 2006) was due to Southwestern and its subsidiaries in relation to the Restructuring and loan agreements. $3,140,634 of this payable was subsequently exchanged and converted into equity of the Issuer, see "Subsequent Events".

During the three month period ended June 30, 2006 the Issuer paid consulting fees due under a management services agreement to a company controlled by a director in the amount of $21,420.

The Issuer has also entered into an Administrative Services Agreement with Southwestern whereby Southwestern agreed to provide the Issuer with office space, use of Southwestern's office facilities, secretarial and accounting services in Canada and services in China at a cost of $16,000 per month. Collasuyo has entered into an Outsourcing Operating Assistance Services Agreement with MISOSA whereby MISOSA agreed to provide Collasuyo with office space, use of MISOSA's facilities and secretarial and accounting services in Peru at a cost of US$11,500 per month. During the three month period ending June 30, 2006, $46,671 has been paid to Southwestern and MISOSA under these agreements.

Critical Accounting Policies and Estimates

Acquisition costs of mineral exploration properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. If properties are abandoned, sold or considered to be impaired in value, the costs of the properties and related deferred expenditures will be written down to their estimated fair value at that time. Management uses its best estimates for recording mineral property carrying values based on expenditures incurred, the results of any exploration conducted, prevailing market conditions and future plans for the projects.

Subsequent Events

On August 23, 2006, the Issuer subdivided its issued share capital into 32 million common shares and delivered them to Southwestern in exchange for the settlement of $2,940,634 due to Southwestern (excluding amounts owing under the Loan Agreement and the Bridge Loan Agreement) in connection with the transfer of the Zinc Assets and other assets as part of the Restructuring.

Southwestern elected to convert the principal outstanding of $200,000 under the Loan Agreement in full settlement of the Loan and, on August 24, 2006, two million shares of the Issuer were issued to Southwestern.

As of August 31, 2006, the Issuer had drawn a total of $750,000 from Southwestern under the Bridge Loan Agreement to fund operations and exploration and development activities in advance of the Offering.

DESCRIPTION OF THE SECURITIES DISTRIBUTED

The authorized capital of the Issuer consists of an unlimited number of common shares without par or nominal value, an unlimited number of first preferred shares and an unlimited number of second preferred shares. Common shares are being issued under the Offering.

Common Shares

There are currently 34,000,000 common shares issued and outstanding as at the date of this Prospectus. There are no special rights or restrictions of any nature attached to any of the common shares, which all rank equally as to all benefits which might accrue to the holders of the common shares. All registered shareholders are entitled to receive a notice of any general meeting to be convened by the Issuer. At any general meeting, subject to the restrictions on joint registered owners of common shares, on a show of hands every shareholder who is present in person and entitled to vote has one vote and on a poll, every shareholder has one vote for each common share of which he is the registered owner and may exercise such vote either in person or by proxy.

This Prospectus qualifies the distribution of the Offered Shares issued under the Offering.

First Preferred Shares

The first preferred shares, of which none are issued, are issuable by the directors in one or more series and the directors have the right and obligation to fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each such series. The first preferred shares rank on a parity with first preferred shares of every other series and rank in priority over the second preferred shares and common shares and the shares of any other class ranking junior to the first preferred shares with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Issuer or any other distribution of assets of the Issuer for the purpose of winding up its affairs. Holders of first preferred shares are entitled to receive notice of, attend and vote at all annual and special meetings, save meetings at which only holders of a specified class or series are entitled to vote.

Second Preferred Shares

The second preferred shares, of which none are issued, are issuable by the directors in one or more series and the directors have the right and obligation to fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each such series. The second preferred shares rank on a parity with second preferred shares of every other series and rank in priority over the common shares and shares of any other class ranking junior to the second preferred shares with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Issuer or any other distribution of assets of the Issuer for the purpose of winding up its affairs. Holders of second preferred shares are not entitled to vote but are entitled to receive notice of and attend all general meetings.

Underwriters' Warrants

On completion of the Offering pursuant to this Prospectus, the Underwriters will have received that number of non-transferable Underwriters' Warrants that is equal to 6.5% of the number of Offered Shares sold, each Underwriters' Warrant entitling the holder to purchase one Underwriters' Warrant Share for a period of one year from the date of closing of the Offering at the Offering Price. This Prospectus qualifies the distribution of the Underwriters' Warrants.

CONSOLIDATED SHARE AND LOAN CAPITALIZATION

Share Capital

Designation of Security	Amount Authorized	Amount Outstanding as at June 30, 2006 (unaudited)	Amount Outstanding as at June 30, 2006 assuming completion of the Offering (unaudited)
Common Shares	Unlimited	1	● (1)
First Preferred Shares	Unlimited	Nil	Nil
Second Preferred Shares	Unlimited	Nil	Nil
Underwriters' Warrants	●	Nil	●

(1) Consists of 32,000,000 shares issued pursuant to the Restructuring and the subdivision of the Issuer's shares on August 23, 2006, 2,000,000 shares issued on conversion of the Loan and ● issued pursuant to the Offering, assuming no exercise of the Over-Allotment Option.

The Issuer expects to issue stock options under its Stock Option Plan prior to the date of the final prospectus, as described under "Options to Purchase Securities".

Loan Capital

Designation of Security	Amount Authorized	Amount Outstanding as at June 30, 2006 (unaudited)	Amount Outstanding as at June 30, 2006 assuming completion of the Offering (unaudited)
Loan	$200,000	Nil	$200,000 (1)
Bridge Loan	$1,000,000	Nil	● (2)

(1) Southwestern elected to convert the principal amount of the Loan into 2,000,000 shares of the Issuer.

(2) As of August 31, 2006, approximately $750,000 has been advanced under the Bridge Loan Agreement.

OPTIONS TO PURCHASE SECURITIES

The Board of Directors has authorized the granting of up to 3,400,000 options pursuant to the terms of the stock option plan (the "**Stock Option Plan**") approved by the Issuer's directors on May 22, 2006. The options have not yet been granted however it is expected that some or all of these 3,400,000 options will be granted prior to the filing of the final prospectus on the terms described below. The exercise price of any options granted prior to the date of the final prospectus will be equal to the Offering Price. The Stock Option Plan provides that, subject to the requirements of the TSX, the aggregate number of securities reserved for issuance, set aside and made available for issuance under the Stock Option Plan will be 10% of the number of common shares of the Issuer issued and outstanding, from time to time, which would be ● common shares upon completion of the Offering (excluding any exercise of the Over-Allotment Option).

The purpose of the Stock Option Plan is to attract and motivate directors, officers, employees of and consultants to the Issuer and its subsidiaries (collectively, the "**Optionees**") and thereby advance the Issuer's interests by affording such persons with an opportunity to acquire an equity interest in the Issuer through the stock options. The Stock Option Plan authorizes the Board of Directors (or Compensation Committee) to grant stock options to the Optionees on the following terms:

1. The number of shares subject to each stock option is determined by the Board of Directors (or Compensation Committee) provided that the Stock Option Plan, together with all other previously established or proposed share compensation arrangements, may not result in:

   (a) the number of common shares of the Issuer reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue; or

   (b) the issuance, to insiders of the Issuer of a number of common shares of the Issuer exceeding, within a one year period, 10% of the outstanding issue; or

   (c) the issuance, to any one insider of the Issuer and such insider's associates, of a number of common shares of the Issuer exceeding, within a one year period, 5% of the outstanding issue.

   The outstanding issue is determined on the basis of the number of common shares of the Issuer outstanding immediately prior to any share issuance, excluding shares issued pursuant to share compensation arrangements over the preceding one-year period.

2. The maximum number of common shares of the Issuer which may be issued pursuant to stock options granted under the Stock Option Plan, unless otherwise approved by shareholders, is 10% of the issued and outstanding common shares at the time of the grant. Any increase in the issued and outstanding common shares will result in an increase in the available number of common shares issuable under the Stock Option Plan, and any exercises of stock options will make new grants available under the Stock Option Plan.

3. The Stock Option Plan must be approved and ratified by shareholders every three years.

4. The exercise price of an option may not be set at less than the "market price", which is the volume weighted average trading price of the common shares for the five trading days immediately preceding the date of grant of the option.

5. The options may be exercisable for a period of up to ten years, such period and any vesting schedule to be determined by the Board of Directors (or Compensation Committee) of the Issuer, and are non-assignable, except in certain circumstances.

6. The options can be exercised by the Optionee as long as the Optionee is a director, officer, employee of or consultant to the Issuer or its subsidiaries or within a period of not more than 90 days after ceasing to be a director, officer, employee or consultant or, if the Optionee dies, within one year from the date of the Optionee's death, provided that, where an Optionee's employment or service contract is terminated by the Issuer:

   (a) without a valid cause, the board of directors may, in its discretion, amend the terms of the Optionee's option to permit the Optionee to exercise any or all of his or her options as if the Optionee's employment or engagement had not terminated; and

   (b) for cause, the board of directors may, in its discretion, amend the terms of the Optionee's option such that the options will only be exercisable for five business days following the date of delivery of a written notice of termination to the Optionee.

7. On the receipt of a takeover bid, issuer bid, going private transaction or change of control, any unvested options shall be immediately exercisable.

8. In the event:

   (a) that any rights are granted to all holders of common shares to purchase common shares at prices substantially below fair market value;

   (b) of any distribution of evidences of indebtedness or assets of the Issuer (excluding dividends paid in the ordinary course) to all holders of common shares; or

   (c) that as a result of any recapitalization, merger, consolidation or otherwise, the common shares are converted into or exchangeable for any other securities;

   then in any such case, subject to approval of the relevant stock exchanges, the number or kind of common shares reserved for issuance and available for options under the Plan, the number or kind of common shares subject to outstanding options and the exercise price per option shall be proportionately adjusted by the Board to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of options as compared to holders of common shares.

9. The Stock Option Plan requires shareholder approval for any of the following amendments to the Stock Option Plan and any other amendment if so required by any applicable laws or regulation:

   (a) any amendment to the fixed percentage of shares issuable under the Stock Option Plan, including a change from a fixed maximum percentage to a fixed maximum number;

   (b) any change to the definition of "Eligible Participant" which would have the potential of broadening or increasing insider participation;

   (c) the addition of any form of financial assistance;

   (d) any amendment to a financial assistance provision which is more favourable to Optionees;

   (e) the addition of a deferred or restricted share unit or any other provision which results in Eligible Participants receiving shares while no cash consideration is received by the Issuer; and

   (f) any other amendments that may lead to significant or unreasonable dilution in the Issuer's outstanding securities or may provide additional benefits to Eligible Participants, especially insiders of the Issuer, at the expense of the Issuer and its existing shareholders.

10. The Stock Option Plan requires disinterested shareholder approval for a reduction in the exercise price, or an extension of the term, of options granted to an Insider.

11. The Stock Option Plan provides where options expire during a period when the optionee is prohibited from exercising options (a "**Blackout Period**"), the expiry date of those options will be extended for ten business days after the end of the Blackout Period, however, disinterested shareholder approval is required to extend this provision to options held by insiders.

12. The Board of Directors of the Issuer may, subject to receipt of requisite regulatory approval, from time to time in the absolute discretion of the directors amend, modify and change the provisions of an option or the Stock Option Plan without obtaining approval of shareholders to:

(a) make amendments of a "housekeeping" nature;

(b) change vesting provisions;

(c) change termination provisions provided that the expiry date does not extend beyond the original expiry date;

(d) implement a cashless exercise feature, payable in cash or securities, provided that such feature provides for a full deduction of the number of shares from the number of common shares reserved under the Stock Option Plan.

13. No amendment may alter or impair the terms of any options previously granted to an Optionee without the consent of the Optionee.

PRIOR SALES

Since the date of incorporation, the Issuer has issued (other than pursuant to the Offering) the following securities:

Number and class of securities	Price per security
1 common share	$1.00 (1) (2)
31,999,999 common shares	(2)
2,000,000 common share	$0.10 (3)

(1) Issued on September 21, 2005 as the incorporator's share.

(2) 31,999,999 additional shares were issued upon subdivision of the one existing share on August 23, 2006 in connection with the Restructuring. See "General Development and Narrative Description of the Business".

(3) Issued upon conversion of the Loan on August 24, 2006. See "General Development and Narrative Description of the Business".

The Issuer expects to grant stock options prior to the date of the final prospectus as described under "Options to Purchase Securities".

ESCROWED SECURITIES

Escrowed Securities

Designation of class	Number of securities held in escrow	Percentage of class
Common shares	34,000,000	●%(1)

(1) The percentage that the escrowed shares will represent of the total issued and outstanding common shares upon completion of the Offering.

Under National Policy 46 – 201 "Escrow for Initial Public Offerings", securities held by Principals (as defined below) are required to be held in escrow in accordance with the national escrow regime applicable to initial public distributions. Equity securities owned or controlled by Principals are subject to the escrow requirements.

A **"Principal"** is defined as:

(i) directors and senior officers of the Issuer or of a material operating subsidiary of the Issuer, as listed in this Prospectus;

(ii) promoters of the Issuer during the two years preceding this Offering;

(iii) those who own and/or control more than 10% of the Issuer's voting securities immediately before and immediately after completion of this Offering if they also have elected or appointed or have the right to elect or appoint a director or senior officer of the Issuer or of a material operating subsidiary of the Issuer;

(iv) those who own and/or control more than 20% of the Issuer's voting securities immediately before and immediately after completion of this Offering; and

(v) associates and affiliates of any of the above.

Pursuant to an agreement (the "**Escrow Agreement**") dated as of June 1, 2006 among the Issuer, Computershare Investor Services Inc. (the "**Escrow Agent**") and the Principal of the Issuer, being Southwestern, the Principal agreed to deposit in escrow its securities of the Issuer (the "**Escrowed Securities**") with the Escrow Agent. As the Issuer is classified as an "established issuer" under National Policy 46-201, the Escrow Agreement provides that the Escrowed Securities will be released from escrow in equal tranches at six month intervals over the 18 months following the listing of the common shares on the TSX (that is 25% of the Principal's holdings being released in each tranche with an initial 25% tranche being released on the date the common shares are listed on the TSX).

Pursuant to the terms of the Escrow Agreement, the securities held in escrow may not be transferred or otherwise dealt with during the term of the Escrow Agreement unless the transfers or dealings with escrow are:

(i) transfers to continuing or, upon their appointment, incoming directors and senior officers of the Issuer or of a material operating subsidiary, with approval of the Issuer's board of directors;

(ii) transfers to an RRSP or similar trusteed plan provided that the only beneficiaries are the transferor or the transferor's spouse or children;

(iii) transfers upon bankruptcy to the trustee in bankruptcy; and

(iv) pledges to a financial institution as collateral for a *bona fide* loan, provided that upon a realization the securities remain subject to escrow. Tenders of escrowed securities to a take-over bid are permitted provided that, if the tenderer is a Principal of the successor Issuer upon completion of the take-over bid, securities received in exchange for tendered escrowed securities are substituted in escrow on the basis of the successor Issuer's escrow classification.

The following table sets forth details of the issued and outstanding securities that are subject to the Escrow Agreement:

Name	Number and Type of Escrowed Securities
Southwestern	34,000,000 common shares

Shares Subject to Resale Restrictions

Canadian securities legislation generally requires that shares issued by a company during its private stage may not be resold without a prospectus or an applicable prospectus exemption until the expiration of certain hold periods. This legislation generally provides that, in addition to the escrow restrictions herein described (see "Escrowed Securities"), all of the Issuer's currently issued and outstanding common shares will no longer be subject to a hold period if they were issued during the time that the Issuer was a private company, so long as the Issuer becomes a reporting issuer by filing a prospectus and so long as the shares have been held for a period of four months from their date of issuance. The only common shares subject to such hold period are the 34,000,000 common shares held by Southwestern.

Locked-Up Securities

In addition to the escrow described above, Southwestern will enter into an agreement with the Issuer and a third party escrow agent whereby all the 34,000,000 common shares owned by Southwestern will be restricted from resale for a period of two years from the closing of the Offering, subject to the ability to obtain a release under certain specified conditions to be determined.

PRINCIPAL SHAREHOLDERS

As at the date of this Prospectus, the following persons had holdings of securities which will represent more than 10% of the issued and outstanding common shares of the Issuer on the completion of the Offering:

Name of Shareholder	No. of Securities Held	Percentage of Issued and Outstanding Common Shares as at the date of this Prospectus	Percentage of Issued and Outstanding Common Shares Upon Completion of the Offering
Southwestern	34,000,000 Common Shares(1)	100%	●% (2)

(1) Direct, beneficial ownership. Held in escrow and subject to resale restrictions. See "Escrowed Securities" and "Pooled Securities".

(2) Represents ●% on a fully diluted basis.

DIRECTORS AND OFFICERS

Current Directors and Officers

The name, municipality of residence and position with the Issuer of each director and officer of the Issuer, and the principal business or occupation in which each director and officer of the Issuer has been engaged during the immediately preceding five years, and the period during which each director has served as director is set out in the table below. Each director's term of office will expire at the next annual general meeting of the Issuer.

Name, Municipality of Residence. (Age) and Position with the Issuer[1]	Principal Occupation During the Past Five Years	Period as Director and/or Officer[2]
Timo Jauristo (48) [7] Vancouver, B.C. *President, Chief Executive Officer and Director*	Director, Vice President, Corporate Development and Interim Vice President, Exploration of Southwestern; Former General Manager – Corporate Development for Placer Dome Inc. (public mineral company); President, Austgold Consulting Ltd. (private consulting company).	December 23, 2005
W. David Black (64) [3][5][6] Vancouver, B.C. *Director and Chairman*	Retired; Previously associate counsel January 2004 to December 2005 and securities lawyer 1967 to 2003 with DuMoulin Black LLP.	December 23, 2005
Rex John McLennan (54) [4][5][6] West Vancouver, BC *Director*	Currently the Executive Vice-President and Chief Financial Officer of the Vancouver 2010 Olympic Organizing Committee; From 1997 to 2005 Executive Vice-President and Chief Financial Officer of Placer Dome Inc.	June 6, 2006
Myron Osatenko (64) [5][6][7] Delta, B.C. *Director*	Consulting geologist, 2001 to 2006; From 1967 to 2001 held various positions with Teck Cominco Ltd. including as Manager, Exploration, Latin America, and Chief Geologist, Latin America.	May 23, 2006
Henry M. Giegerich (76) [3] Vancouver, B.C. *Director*	Retired; From 1988 to 1997 was a consulting mining engineer, conducting evaluations and engineering studies for corporate clients and the United Nations as well as due diligence reviews for corporate clients. Previously held senior positions with Cominco Ltd. including from 1982 to 1987 as President and General Manager of Cominco Alaska which was responsible for development of the Red Dog Mine in Alaska.	June 21, 2006
Gregory J. Martin, P.Eng. (38) Vancouver, B.C. *Vice-President and Chief Financial Officer*	From 1996 to 2006 held various positions with Placer Dome Inc. including Director, Investor Relations, General Manager, Business Development and Manager, Corporate Finance and Insurance.	June 1, 2006
Susy Horna (47) Surrey, B.C. *Corporate Secretary*	Executive Legal Assistant for Southwestern since 1996; Corporate Secretary of Lake Shore Gold Corp. and Superior Diamonds Inc. (public mineral exploration companies) since 2002.	December 23, 2005

(1) The information as to residence and principal occupation, not being within the knowledge of the Issuer has been furnished by the respective directors and officers individually.

(2) Directors serve until the earlier of the next annual general meeting or their resignation.

(3) Member of the Audit Committee.

(4) Chair of the Audit Committee.

(5) Member of the Compensation Committee.

(6) Member of the Corporate Governance and Nominating Committee.

(7) Member of the Environment and Safety Committee.

(8) Directors and executive officers of the Issuer may participate in the Offering. The directors and executive officers do not currently own any shares of the Issuer.

The term of office of the directors expires annually at the time of the Issuer's annual general meeting. The term of office of the officers expires at the discretion of the Issuer's directors.

Corporate Cease Trade Orders or Bankruptcies

Except as otherwise described, no director, officer, promoter or other member of management of the Issuer is, or within the ten years prior to the date hereof has been, a director, officer, promoter or other member of management of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manger or trustee appointed to hold the assets of that director, officer or promoter.

Penalties or Sanctions

No director, officer, promoter or other member of management of the Issuer has, during the ten years prior to the date hereof, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, formation or management of a publicly traded company, or involving fraud or theft.

Personal Bankruptcies

No director, officer, promoter or other member of management of the Issuer has, during the ten years prior to the date hereof, been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts of Interest

The directors of the Issuer are required by law to act honestly and in good faith with a view to the best interest of the Issuer and to disclose any interests which they may have in any project or opportunity of the Issuer. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Issuer will participate in any project or opportunity, that director will primarily consider the degree of risk to which the Issuer may be exposed and its financial position at that time.

To the best of the Issuer's knowledge, there are no known existing or potential conflicts of interest among the Issuer, its promoters, directors, officers or other members of management of the Issuer as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Issuer are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Issuer will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. Such directors or officers will disclose all such conflicts in accordance with the *Business Corporations Act* (British Columbia) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Management Contracts

The Issuer has entered into the following contracts with management:

1. An agreement ("**Austgold Consulting Agreement**") dated for reference June 1, 2006 with Austgold Consulting Ltd. ("**Austgold**"), a company controlled by Timo Jauristo, President, pursuant to which Austgold will receive fees of $1,250 per day for consulting services. The Agreement has a term of one year commencing on June 1, 2006.

2. An agreement ("**Jauristo Termination Agreement**") dated for reference June 1, 2006 with Timo Jauristo, President. This Agreement provides:

   (i) if there is a change of control of the Issuer while the Issuer's shares are listed for trading on the Toronto Stock Exchange or the TSX Venture Exchange ("**Change of Control**") and Mr. Jauristo ceases to be an officer of the Issuer (other than for cause) within six months of the date of the Change of Control, then the Issuer will pay to Mr. Jauristo a termination payment of $750,000; and

   (ii) if the Issuer removes Mr. Jauristo from office (other than for cause), the Issuer will either provide six months advance notice of his removal or pay to Mr. Jauristo a severance payment. The severance payment will be $450,000 unless Mr. Jauristo has been an officer of the Issuer for at least five years in which case the severance payment will be $600,000.

3. An agreement ("**GJM Consulting Agreement**") dated for reference June 1, 2006 with GJM Management Consultants Inc. ("**GJM**"), a company controlled by Gregory J. Martin, Vice-President and Chief Financial Officer, pursuant to which GJM will receive fees of $900 per day for consulting services. The Agreement has a term of one year commencing on June 1, 2006.

4. An agreement ("**Martin Termination Agreement**") dated for reference June 1, 2006 with Gregory J. Martin, Vice-President and Chief Financial Officer. This Agreement provides:

   (i) if there is a Change of Control of the Issuer and Mr. Martin ceases to be an officer of the Issuer (other than for cause) within six months of the date of the Change of Control, then the Issuer will pay to Mr. Martin a termination payment of $540,000; and

   (ii) if the Issuer removes Mr. Martin from office (other than for cause), the Issuer will either provide six months advance notice of his removal or pay to Mr. Martin a severance payment. The severance payment will be $324,000 unless Mr. Martin has been an officer of the Issuer for at least five years in which case the severance payment will be $432,000.

EXECUTIVE COMPENSATION

The Issuer has not paid any compensation for service to any of the individuals comprised of the President and the Chief Financial Officer or to any other executive officers of the Issuer from the date of its incorporation on September 21, 2005 to March 31, 2006, being the date of its audited financial statements attached as Schedule "A" to this Prospectus. The Issuer's "**Named Executive Officers**" or "**NEOs**" will be its President and its Chief Financial Officer as at its year end.

Long Term Incentive Plan (LTIP) Awards

The Issuer does not have an LTIP pursuant to which cash or non-cash compensation has been paid or distributed to any director or officer.

Option/Stock Appreciation Rights ("SAR") Grants

From incorporation of the Issuer on September 21, 2005 until the date of this Prospectus, no stock options have been granted to the Named Executive Officers however it is expected that stock options will be granted to the Named Executive Officers prior to the date of the final prospectus.

Aggregated Options/SAR Exercises and Current Option/SAR Values

The Named Executive Officers have not exercised any options in respect of the Issuer's shares.

Termination of Employment, Changes in Responsibility and Employment Contracts

Except with respect to the consulting agreements and termination agreements, described under "Directors and Officer – Management Contracts" above, the Issuer has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the event of the termination of employment or in the event of a change in control of the Issuer.

Compensation of Directors

The directors are reimbursed for expenses incurred for their services as directors on behalf of the Issuer. From time to time, directors may be retained to provide specific services to the Issuer and will be compensated on a normal commercial basis for such services.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or executive officer of the Issuer, or associate or affiliate of any such director or executive officer is indebted to the Issuer.

PLAN OF DISTRIBUTION

Underwriting Agreement

Pursuant to an Underwriting Agreement dated for reference ●, 2006, the Underwriters have agreed to purchase, subject to compliance with all necessary legal requirements and with the terms and conditions contained in the Underwriting Agreement, on ●, 2006 or such other date as the Issuer and the Underwriters may mutually agree (provided such date is not more than 90 days after the date of the final receipt for this Prospectus), all of the Offered Shares offered hereby at the Offering Price per Offered Share for total consideration of $● payable in cash against delivery of a share certificate or share certificates representing such Offered Shares.

The Offering Price per Offered Share will be determined by negotiation between the Issuer and the Underwriters.

The Issuer granted to the Underwriters the Over-Allotment Option to purchase at the Offering Price per share up to ● Over-Allotment Shares, being equal to 15% of the Offered Shares sold pursuant to the Offering, which Option is exercisable by the Underwriter, in whole or in part, for a period of 30 days from the date of listing of the Offered Shares on a stock exchange. If the Over-Allotment Option is fully

exercised, the cumulative proceeds from the public offering, Underwriters' fee and net proceeds (excluding expenses of the Offering estimated to be $●) to the Issuer will be $●, $● and $●, respectively. This Prospectus also qualifies the granting of the Over-Allotment Option and the issuance and transfer of up to ● shares issued on the exercise thereof.

The Underwriters will receive a cash commission equal to 6.5% of the gross proceeds of the Offering, including the Over-Allotment Option, payable in cash. The Underwriters will also receive that number of Underwriters' Warrants that is equal to 6.5% of the number of Offered Shares sold in the Offering, each Underwriters' Warrant entitling the holder to purchase one Underwriters' Warrant Share for a period of one year from the date of closing of the Offering at the Offering Price. The Issuer will also pay the Underwriters' expenses in connection with the Offering and has paid a $25,000 advance retainer to cover out of pocket expenses.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the ● Offered Shares offered hereby if any of such Offered Shares are purchased under the Underwriting Agreement. Under the terms of the Underwriting Agreement, the Underwriters and their broker/dealer affiliates may be entitled to indemnification by the Issuer against certain liabilities, including liabilities for misrepresentation in this Prospectus and liabilities under the United States securities laws.

The Underwriters have the right to participate as agent or underwriter with respect to no less than 30% of any additional public or private brokered debt or equity financing conducted by the Issuer within 12 months of the closing of the Offering, subject to agreeing to mutually acceptable fee arrangements.

The Offered Shares have not been and will not be registered under the United States Securities Act of 1933 (the "**U.S. Securities Act**") or any state securities laws, and subject to registration under the U.S. Securities Act and applicable state securities laws or to certain exemptions therefrom, may not be offered for purchase or sale, sold, transferred, delivered or otherwise disposed of, directly or indirectly, within the United States or its territories or possessions or to or for the account or benefit of any U.S. person (as defined in Regulation S under the U.S. Securities Act). Offers and sales of such securities within the United States or its territories or possessions or to or for the account or benefit of a U.S. person would constitute a violation of the U.S. Securities Act and applicable state securities laws unless made in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or an exemption therefrom. The Underwriters have agreed that they (or such U.S. affiliate of the Underwriters which conducts U.S. offers and sales) will not offer or sell the Offered Shares within the United States except in accordance with exemptions from the registration requirements under the 1933 Act. The Underwriting Agreement provides that the Underwriters (or such U.S. affiliates) will offer and sell the Offered Shares outside the United States only in accordance with Regulation S under the 1933 Act. The Underwriters have agreed that, except as permitted by the Underwriting Agreement, they (or such U.S. affiliates) will not offer to sell the Offered Shares within the United States or to U.S. Persons. In addition, until 40 days after the commencement of this Offering, an offer or sale of the Offered Shares within the United States by a dealer (whether or not participating in this Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an exemption from such registration requirements.

RISK FACTORS

The Offered Shares should be considered highly speculative due to the nature of the Issuer's business and the present stage of its development. In evaluating the Issuer and its business, investors should carefully consider, in addition to the other information contained in this Prospectus, the following risk factors.

These risk factors are not a definitive list of all risk factors associated with an investment in the Issuer or in connection with the Issuer's operations.

Nature of the Securities and No Assurance of any Listing

The common shares of the Issuer are not currently listed on any stock exchange and there is no assurance that the Offered Shares will be listed. Until the common shares are listed on a stock exchange, holders of Offered Shares may not be able to sell their Offered Shares. Even if a listing is obtained, the holding of Offered Shares will involve a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Offered Shares should not be purchased by persons who cannot afford the possibility of the loss of their entire investment.

Mineral Exploration and Development Activities Are Inherently Risky

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Issuer's properties has a known body of commercial ore and there is no assurance that any will ever contain a body of commercial ore. There is no assurance that the results of the Issuer's Phase I exploration program or pre-feasibility study will be sufficient for the Issuer to proceed with the Phase II exploration program on the Accha-Yanque Property. Unusual or unexpected formations, formation pressures, power outages, labour disruptions, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration programs. These factors can all affect the timing, cost and success of exploration programs and any future development. Although the Issuer will carry liability insurance with respect to its mineral exploration operations, the Issuer may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. There are also physical risks to the exploration personnel working in the rugged terrain of Peru, often in difficult climate conditions.

Previous operations may have caused environmental damage at certain of the Issuer's properties. It may be difficult or impossible to assess the extent to which such damage was caused by the Issuer or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective and the Issuer may be responsible for the costs of reclamation.

If any of the Issuer's properties is found to have commercial quantities of ore, the Issuer would be subject to additional risks respecting any development and production activities.

Uncertainty of Acquiring Required Permits or Access Agreements

The Issuer must obtain additional permits to complete its planned exploration and development program. Prior to applying for permits, access agreements with local communities are required. There is no assurance that the Issuer will be able to obtain the permits or access agreements or obtain them in a timely manner.

Uncertainty of Quantification / Estimation of Mineral Resource Estimates

The figures for inferred mineral resources for the Yanque area stated in this Prospectus are estimates and no assurance can be given that the stated tonnages and grades will be achieved. In addition, while the Issuer has historical JORC mineral resources on the Accha (Titiminas) area, they are not NI 43-101 compliant mineral resources at this time. Until sufficient work is completed to classify these historical resource estimates as mineral resources under NI 43-101, the Issuer will not be able to determine their reliability.

Dependence on Management

The Issuer will be dependent upon the personal efforts and commitment of its management, which is responsible for the development of future business. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Issuer could result, and other persons would be required to manage and operate the Issuer.

No History of Earnings; Uncertainty of Additional Financing

The Issuer has only recently commenced business. To date, the Issuer has had no revenue from the exploration activities on its properties. The Issuer has not yet determined that development activity is warranted on any of its properties. Even if the Issuer does undertake development activity on any of its properties, there is no certainty that the Issuer will produce revenue, operate profitably or provide a return on investment in the future.

Proceeds of the Offering are expected to be able to fund the Issuer's operations for the next 18 months. Operations past that time may require additional financing. There is no assurance that the Issuer will be successful in obtaining the required financing, which could cause the Issuer to postpone its exploration plans or result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties as disclosed herein.

Political Investment Risk; Political Instability in Developing Countries

The Issuer's mineral interests are in countries that may be affected by varying degrees of political instability and the policies of other nations in respect of these countries. These risks and uncertainties include military repression, political and labour unrest, fluctuations in currency exchange rates, high rates of inflation, terrorism, hostage taking and expropriation.

The Issuer's exploration and development activities may be affected by changes in government, political instability and the nature of various government regulations relating to the mining industry. Presidential, congressional and regional elections took place in Peru in the spring of 2006, and a new national government took office in July 2006. The Issuer cannot predict the new government's positions on foreign investment, mining concessions, land tenure, environmental regulation or taxation. A change in government positions on these issues could adversely affect the Issuer's business and/or its holdings, assets and operations in Peru. Any changes in regulations or shifts in political conditions are beyond the control of the Issuer. The Issuer's operations in Peru will entail significant governmental, economic, social, medical and other risk factors common to all developing countries. See "Economic Uncertainty in Developing Countries". The status of Peru as a developing country may make it more difficult for the Issuer to obtain any required financing because of the investment risks associated with it.

Economic Uncertainty in Developing Countries

The Issuer's operations in Peru may be adversely affected by economic uncertainty characteristic of developing countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and safety factors. Any such changes could have a material adverse effect on the Issuer's results of operations and financial condition.

Exploration and development in Peru are also subject to risk. Peru's fiscal regime has historically been favourable to the mining industry and has been relatively stable over the past ten years or so, but there is a risk that this could change. In addition, labour in Peru is customarily unionized and there are risks that labour unrest or wage agreements may impact operations. The Issuer believes that the current conditions

in Peru are relatively stable and conducive to conducting business, however, its current and future mineral exploration activities could be impacted by political and/or economic developments.

Risks Relating to Statutory and Regulatory Compliance

The current and future operations of the Issuer, from exploration through development activities and commercial production, if any, are and will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities may experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Permits are subject to the discretion of government authorities and there can be no assurance that the Issuer will be successful in obtaining all required permits. Further, there can be no assurance that all permits which the Issuer may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which the Issuer may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. The Issuer may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. The Issuer is not currently covered by any form of environmental liability insurance. See "Insurance Risk", below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Issuer and cause increases in capital expenditures or require abandonment or delays in exploration.

Current Mineral Exploration Conditions

While the current infrastructure in Peru is adequate to support the Issuer's activities at its properties, the infrastructure at the Accha-Yanque Property and other properties will require augmentation if advanced exploration or development is undertaken.

Title Risks

The acquisition of title to resource properties or interests therein is a very detailed and time-consuming process. Title to and the area of resource concessions may be disputed. Based on a review of records maintained by the relevant government agencies in Peru, and, based upon legal opinions prepared for the Issuer, the Accha-Yanque Property and other properties are registered in the name of the Issuer or are under application to the applicable government authority. There is no guarantee of title to any of the Issuer's properties. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Title may be based upon interpretation of a country's laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change. The Issuer has not surveyed the boundaries of any of its mineral properties and consequently the boundaries of the properties may be disputed.

Fluctuation of Mineral Prices

Factors beyond the control of the Issuer may affect the market price of minerals produced and the marketability of any ore or minerals discovered at and extracted from the Issuer's properties. Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Issuer's control including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. The effect of these factors cannot accurately be predicted.

Foreign Currency Fluctuations

The Issuer's exploration activities in Peru will render it subject to foreign currency fluctuations. While the Issuer expects to minimize the risks associated with foreign currency fluctuations by holding essentially all of its cash and short-term investments in U.S. and Canadian dollars rather than the local currencies, to the extent that its operations in those countries are carried out using the local currency, any appreciation of such local currency relative to the U.S. and Canadian dollar could have an adverse impact on the financial position of the Issuer. Since the Issuer's financial results will be reported in Canadian dollars, its financial position and results will be impacted by exchange rate fluctuations between the Canadian and U.S. dollars.

Repatriation of Earnings

Peru has no limitation on profit or capital remittances to foreign shareholders provided that all applicable Peruvian taxes have been paid. However, there can be no assurance that additional restrictions on the repatriation of earnings in Peru will not be imposed in the future.

Insurance Risk

No assurance can be given that insurance to cover the risks to which the Issuer's activities are subject will be available at all or at commercially reasonable premiums. The Issuer will maintain insurance within ranges of coverage which it believes to be consistent with industry practice for companies of a similar stage of development. As noted above, the Issuer will carry liability insurance with respect to its mineral exploration operations, but does not currently intend to carry any form of political risk insurance or any form of environmental liability insurance, since insurance against political risks and environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is prohibitively expensive. The payment of any such liabilities would reduce the funds available to the Issuer. If the Issuer is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

Competition

Significant and increasing competition exists for mineral deposits in each of the jurisdictions in which the Issuer conducts operations. As a result of this competition, much of which is with large established mining companies with substantially greater financial and technical resources than the Issuer, the Issuer may be unable to acquire additional attractive mining claims or financing on terms it considers acceptable. The Issuer also competes with other mining companies in the recruitment and retention of qualified employees.

Legal Proceedings

Since substantially all of the Issuer's assets are located outside of Canada, there may be difficulties in enforcing in Canadian courts any judgments obtained by the Issuer in foreign jurisdictions. Similarly to the extent that the Issuer's assets are located outside of Canada, investors may have difficulty collecting from the Issuer on any judgments obtained in Canadian courts and predicated on the civil liability provisions of securities legislation. The Issuer may be subject to legal proceedings and judgments in foreign jurisdictions.

Conflicts

Certain of the directors of the Issuer also serve as directors of other companies involved in mineral resource exploration and development and, to the extent that such other companies may participate in ventures in which the Issuer may participate, there exists the possibility for such directors to be in a position of conflict. In accordance with the laws of British Columbia, directors of the Issuer are required to act honestly, in good faith and in the best interests of the Issuer. In addition, such directors will declare and abstain from voting on any matter in which such directors may have a conflict of interest.

Dividends Unlikely

The Issuer has not paid any dividends since the date of its incorporation, and it is not anticipated that dividends will be declared in the short or medium term.

Dilution

Issuances of additional securities will result in a dilution of the equity interests of any persons who may become holders of common shares as a result of or subsequent to the Offering.

PROMOTERS

Southwestern has taken the initiative in founding the Issuer and arranging for its organization and financing and, accordingly, may be considered a promoter of the Issuer within the meaning of securities legislation of British Columbia.

From the period of incorporation of the Issuer to the date of this Prospectus, the only material things of value which Southwestern has received or will receive from the Issuer are:

1. 32,000,000 common shares were issued to Southwestern upon the subdivision of the Issuer's one outstanding share on August 23, 2006 as part of the Restructuring described under "General Development and Narrative Description of the Business";

2. Pursuant to the Loan Agreement, Southwestern advanced the sum of $200,000. The principal amount of the Loan together was converted at the option of Southwestern into 2,000,000 shares of the Issuer at $0.10 per share. See "General Development and Narrative Description of the Business" for a description of the terms of the Loan Agreement;

3. Pursuant to the Bridge Loan Agreement, Southwestern agreed to provide up to an aggregate of $1,000,000 to the Issuer. The Bridge Loan and accrued interest at 7% per annum are repayable, in cash, upon the earlier of one year from the date of the Bridge Loan Agreement and 30 days following completion of the Offering. See "General Development and Narrative Description of the Business" for a description of the terms of the Bridge Loan Agreement; and

4. Southwestern and the Issuer have entered into the Administrative Services Agreement whereby Southwestern will provide the Issuer with office space, use of Southwestern's office facilities, secretarial and accounting services and services in China at a cost of $16,000 per month. See "Management Discussion and Analysis – Subsequent Events".

5. Collasuyo has entered into an Outsourcing Operating Assistance Services Agreement with MISOSA, a wholly owned subsidiary of Southwestern, whereby MISOSA agreed to provide Collasuyo with office space, use of MISOSA's facilities and secretarial and accounting services in Peru at a cost of US$11,500 per month.

LEGAL PROCEEDINGS

The Issuer is not a party to any legal proceedings, nor is the Issuer aware of any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The directors, senior officers and principal shareholders of the Issuer or any associate or affiliate of the foregoing have had no material interest, direct or indirect, in any transactions in which the Issuer has participated within the period prior to the date of this Prospectus, or will have any material interest in any proposed transaction, which has materially affected or will materially affect the Issuer, except as set out elsewhere in this Prospectus or as follows:

Certain directors and/or officers of the Issuer are also directors and officers of Southwestern. These directors and/or officers of the Issuer may receive stock options under the Issuer's Stock Option Plan. See "Options to Purchase Securities".

AUDITORS, TRANSFER AGENTS AND REGISTRARS

The auditors of the Issuer are the firm of Deloitte & Touche LLP, Chartered Accountants, Suite 2800, 1055 Dunsmuir Street, P.O. Box 49279 Four Bentall Centre, Vancouver, British Columbia, V7X 1P4.

The Registrar and Transfer Agent for the common shares in British Columbia is Computershare Investor Services Inc., at its offices at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 and 100 University Avenue, 11th Floor, Toronto, Ontario, M5J 2Y1.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by the Issuer or its subsidiaries since its incorporation that are still in effect:

1. Underwriting Agreement dated for reference ●, 2006 between the Underwriters and the Issuer. This Agreement is discussed in "Plan of Distribution".

2. The Bridge Loan Agreement dated for reference June 15, 2006 between Southwestern and the Issuer. This Agreement is discussed under "General Development and Narrative Description of the Business".

3. Data Transfer Agreement dated for reference June 1, 2006 between Southwestern and the Issuer. This Agreement is discussed under "General Development and Narrative Discussion of the Business".

4. Framework Agreement dated effective December 27, 2005 between Collasuyo and MISOSA. This Agreement is discussed under "General Development and Narrative Discussion of the Business".

5. Escrow Agreement dated June 1, 2006 among certain Principals of the Issuer (as that term is defined under National Policy 46-201 "Escrow for Initial Public Offerings"), Computershare Investor Services Inc. and the Issuer. This Agreement is discussed in "Escrowed Securities".

6. Lock-Up Agreement dated September 5, 2006 among Southwestern, the Issuer and ●. This Agreement is discussed under "Locked-Up Securities".

7. Austgold Consulting agreement, GJM Consulting Agreement, each dated June 1, 2006, between Austgold and the Issuer, between GJM and the Issuer respectively. These Agreements are discussed in "Directors and Officers – Management Contracts".

8. Jauristo Termination Agreement and Martin Termination Agreement, each dated June 1, 2006, between Timo Jauristo and the Issuer and between Gregory Martin and the Issuer. These Agreements are discussed in "Directors and Officers – Management Contracts".

9. Administrative Services Agreement dated June 1, 2006 between Southwestern and the Issuer. This Agreement is discussed under "Promoters".

10. Consulting Agreement dated for reference June 1, 2006 between the Issuer and Meghan Brown Consulting Ltd. ("Brown Ltd") whereby Brown Ltd agreed to provide investor relations services to the Issuer for the sum of $600 per day for each day that such services are provided.

11. Outsourcing Operating Assistance Agreement dated May 1, 2006 between MISOSA and Collasuyo. This Agreement is discussed under "Management Discussion & Analysis" and "Promoters".

Copies of all material contracts may be inspected during distribution of the securities being offered under this Prospectus at the corporate head office of the Issuer at Suite 1650, 701 West Georgia Street, Vancouver, British Columbia V7Y 1C6 during normal business hours and for 30 days thereafter.

EXPERTS

The following persons or companies whose profession or business gives authority to a statement made by the person or company are named in the Prospectus as having prepared or certified a part of that document or a report of valuation described in the Prospectus:

1. L.D.S. Winter, P. Geo., an independent consulting geologist and "qualified person" as defined in NI 43-101, is the author responsible for the preparation of the Technical Report;

2. The information in this Prospectus under the headings "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations" has been included in reliance upon the opinion of Thorsteinssons LLP; and

3. The audited financial statements of the Issuer included with this Prospectus have been subject to audit by Deloitte & Touche LLP, Chartered Accountants and their audit report is included herein.

Based on information provided by the relevant persons in 1 and 2 above, none of such persons or companies have received or will receive the following direct or indirect interests in the property of the Issuer or have any beneficial ownership, direct or indirect, of securities of the Issuer.

Deloitte & Touche LLP is the auditor of the Issuer and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Thorsteinssons LLP, special tax counsel to the Issuer, the following summary fairly describes the principal Canadian federal income tax considerations generally applicable to persons ("**Holders**") resident in Canada who will acquire Offered Shares of the Issuer pursuant to this Offering and who will hold their Offered Shares as capital property and deal at arm's length with the Issuer.

This summary is not applicable to Holders that hold their Offered Shares as an adventure in the nature of trade or in the course of carrying on a business of trading or dealing in securities. This summary also does not apply to Holders that are "financial institutions" as defined in subsection 142.2(1) of the Tax Act.

This summary is based on the provisions of the Tax Act, the regulations under the Tax Act (the "**Regulations**"), counsel's understanding of the current published administrative and assessing policies of Canada Revenue Agency ("**CRA**") and all specific proposals to amend the Tax Act or Regulations (collectively, the "**Proposed Amendments**") publicly announced before the date hereof. This summary does not take into account provincial, territorial or foreign income tax considerations, and does not take into account or anticipate any changes in law whether by judicial, governmental or legislative action except to the extent of the Proposed Amendments. No assurance can be given that any of the Proposed Amendments will be enacted into law or that legislation will implement the Proposed Amendments in the manner now proposed.

This summary is of a general nature and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder. Holders should therefore consult their own independent tax advisors with respect to their particular tax positions. The discussion below is qualified accordingly.

Eligibility for Investment

At any time the Issuer's common shares are listed for trading on the Exchange, the Offered Shares will be "qualified investments" under the Tax Act for Investment Plans.

Dividends

Dividends received or deemed to be received on the Offered Shares will be included in computing the Holder's income for the purposes of the Tax Act.

In the case of an individual Holder such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of taxable dividends received from taxable Canadian corporations (as defined in the Tax Act).

Dividends received by a corporation on the Offered Shares must be included in computing its income but generally will be deductible in computing its taxable income. Private corporations (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends to the extent such dividends are deductible in computing taxable income. This refundable tax generally will be refunded to a corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Adjusted Cost Base of Offered Shares

The adjusted cost base of each Offered Share held by a shareholder of the Issuer at any particular time is calculated as the average cost (as adjusted) to him of all Offered Shares of the Issuer owned by him at that time.

Disposition of Shares

In general, a disposition or deemed disposition of a Offered Share by a Holder will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of such Offered Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such Offered Share to that Holder immediately before the disposition.

Generally, one-half of any capital gain realized by a Holder on the disposition or deemed disposition of a Offered Share in a taxation year must be included in computing the Holder's income for that year as a taxable capital gain. Similarly, one-half of any capital loss realized by a Holder on the disposition or deemed disposition of an Offered Share in a taxation year is an allowable capital loss that may (subject to detailed rules in the Tax Act) be deducted from the Holder's capital gains for that year or the three preceding taxation years or any subsequent taxation year. A capital loss otherwise arising upon the disposition of an Offered Share by a corporate Holder will be reduced by the amount of dividends received or deemed to have been received on the Offered Share where the period of ownership of such Offered Share was less than 365 days or where the corporate Holder (together with persons with whom it did not deal at arm's length) held more than 5% of the issued shares of any class of the Issuer at the time the dividends were received or deemed to be received.

A Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) also may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" for the year which will include an amount in respect of taxable capital gains.

PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in British Columbia, Alberta, Manitoba and Ontario provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In some jurisdictions, the securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

FINANCIAL STATEMENTS

Audited financial statements of the Issuer for the period from incorporation on September 21, 2005, to March 31, 2006 and unaudited financial statements from April 1, 2006 to June 30, 2006 are included herewith.

AUDITORS' CONSENT

DELOITTE & TOUCHE LLP

We have read the prospectus of Zincore Metals Inc. (the "**Issuer**") dated ●, 2006 qualifying for distribution of an aggregate of ● common shares of the Issuer. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report to the directors of the Issuer on the consolidated balance sheet of the Issuer as at March 31, 2006 and the consolidated statement of loss and deficit and the consolidated statement of cash flows for the period from September 21, 2005 (date of incorporation) to March 31, 2006. Our report is dated ●, 2006 except for note 10 for which the date is ●.

Vancouver, British Columbia, Canada
●, 2006

Chartered Accountants

ZINCORE METALS INC.

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006 (unaudited) and March 31, 2006

AUDITORS' REPORT

To the Directors of Zincore Metals Inc.

We have audited the consolidated balance sheet of Zincore Metals Inc. as at March 31, 2006 and the consolidated statements of loss and deficit and cash flows from September 21, 2005 (date of incorporation) to March 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and the results of its operations and its cash flows from September 21, 2005 (date of incorporation) to March 31, 2006 in accordance with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
June 19, 2006 (except as to Note 10, which is as of • , 2006)

ZINCORE METALS INC.

Consolidated Balance Sheets

	June 30, 2006 *(unaudited)*	March 31, 2006
Assets		
Current		
Cash	$ 326,460	$ 241,257
Exploration advances and other receivables	152,805	12,259
	479,265	253,516
Property, plant, and equipment (note 4)	61,193	62,239
Mineral properties (note 5)	2,530,516	2,110,388
	$ 3,070,974	$ 2,426,143
Liabilities		
Current		
Accounts payable and accrued charges	$ 181,275	$ 4,137
Due to an affiliated company (note 3)	3,219,352	2,550,730
	3,400,627	2,554,867
Deficiency in Assets		
Share capital (note 6)		
Authorized: Unlimited common shares without par value		
Unlimited first preferred shares without par value		
Unlimited second preferred shares without par value		
Issued: 1 common share	1	1
Deficit	(329,654)	(128,725)
	(329,653)	(128,724)
	$ 3,070,974	$ 2,426,143

Continuing Operations (Note 1)

APPROVED BY THE BOARD

W. David Black

Timo Jauristo

See accompanying notes to consolidated financial statements

ZINCORE METALS INC.

Consolidated Statements of Loss and Deficit

		Three month period ended June 30, 2006 *(unaudited)*		September 21, 2005 (date of incorporation) to March 31, 2006
Expenses				
Consulting and management fees	$	93,474	$	6,943
General exploration		78,399		3,478
Foreign exchange loss (gain)		1,612		(3,973)
Legal and accounting		13,147		22,350
Office expense		15,919		186
Loss before undernoted item		(202,551)		(28,984)
Interest and other income		1,622		640
Net loss for the period	$	(200,929)	$	(28,344)
Deficit, beginning of period		(128,725)		-
Related party transaction adjustment (note 3)		-		(100,381)
Deficit, end of period	$	(329,654)	$	(128,725)

See accompanying notes to consolidated financial statements

ZINCORE METALS INC.
Consolidated Statements of Cash Flow

	Three month period ended June 30, 2006 *(unaudited)*	September 21, 2005 (date of incorporation) to March 31, 2006
Operating Activities		
Net loss for the period	$ (200,929)	$ (28,344)
Items not involving cash:		
Depreciation	89	-
Change in non-cash operating working capital items:		
Increase in exploration advances and other receivables	(145,309)	-
Increase in accounts payable and accrued charges	108,548	-
Cash used in operating activities	(237,601)	(28,344)
Investing Activities		
Additions to property, plant and equipment	(5,148)	(63,753)
Mineral property expenditures	(250,765)	(80,955)
Cash used in investing activities	(255,913)	(144,708)
Financing Activity		
Funds received from affiliated company	578,717	414,309
Cash provided by financing activity	578,717	414,309
Increase in cash during the period	85,203	241,257
Cash at beginning of period	241,257	-
Cash at end of period	$ 326,460	$ 241,257
Non-cash investing and financing item:		
Mineral properties contributed by an affiliated company	$ -	$ 2,029,433

See accompanying notes to consolidated financial statements

1. DESCRIPTION OF BUSINESS

Zincore Metals Inc. ("Zincore" or the "Company") is an exploration stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of zinc properties in Peru and elsewhere.

The Company was incorporated as Peru Zinc Corporation on September 21, 2005 in the Province of British Columbia as a 100% owned subsidiary of Southwestern Resources Corp. ("Southwestern"). The Company subsequently changed its name to Southern Zinc Corporation on April 26, 2006 and to Zincore Metals Inc. on June 5, 2006.

These financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue on a going concern basis depends on the continuing support of the Company's creditors, its ability to successfully raise additional financing, and/or complete the development of its mineral properties and attain future profitable production from the properties or proceeds from disposition.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements reflect the financial position of the Company as at June 30, 2006 and March 31, 2006 and its results of operations and its cash flows for the three months ended June 30, 2006 and from September 21, 2005 (date of incorporation) to March 31, 2006. The financial position at June 30, 2006 and the results of operations and cash flows for the three months ended June 30, 2006 is unaudited. The unaudited financial statements, in the opinion of management, contain all adjustments necessary to present fairly the financial information for such unaudited periods and the accounting policies applied thereon are consistent with those described below.

a) Basis of Presentation

The consolidated financial statements are prepared based upon Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of Zincore and the following wholly owned subsidiaries:

Wari Minerals Inc.
Nazca Minerals Ltd.
Exploraciones Collasuyo S.A.C.

All inter-company transactions and balances have been eliminated.

b) Financial Instruments

The Company's financial assets and liabilities are cash, exploration advances and other receivables, accounts payable and accrued charges, and due to affiliated company. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature.

The Company is exposed to fluctuations in foreign currency exchange rates. The Company has not entered into any derivative financial instruments to manage its exposure to fluctuations in these rates.

c) Mineral Properties

Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are capitalized. When production is attained these costs will be amortized. When capitalized expenditures on individual mineral properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

Expenditures of a general reconnaissance nature along with some of the costs of maintaining foreign exploration offices are written off to general exploration during the year.

d) Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is computed using the declining-balance method based on annual rates as follows:

Office and other equipment	20%
Vehicles	30%

e) Foreign Currency Translation

The Company's functional currency is the Canadian dollar. The Company's foreign subsidiaries are considered to be integrated operations. Accordingly, the Company utilizes the temporal method to translate the financial statements of these subsidiaries into Canadian dollars. All foreign currency denominated transactions are translated into Canadian dollars using weighted average rates for the period in which the transaction occurred for items included in the consolidated statements of loss and deficit, the rate in effect at the balance sheet date for monetary assets and liabilities, and historical rates for other assets included in the consolidated balance sheets. Translation gains or losses are included in the determination of income.

f) Future Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

g) Measurement Uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates where management's judgment is applied include asset valuations, income taxes, and contingent liabilities. Actual results may differ from those estimates.

h) Stock options

The fair value of all stock-based awards is estimated using the Black-Scholes model at the date of grant and is expensed to operations over each award's vesting period. As at June 30, 2006 no stock options have been granted.

3. ACQUISITION OF ASSETS

a) Pursuant to an agreement, dated December 27, 2005, between Minera del Suroeste S.A. ("MISOSA"), an indirect, wholly-owned subsidiary of Southwestern, and Exploraciones Collasuyo S.A.C. ("Collasuyo"), the Company's indirect, wholly-owned subsidiary, MISOSA transferred its 100% interest in certain zinc properties (the "Zinc Assets") to Collasuyo. As the transaction was between companies under common control, the assets had been recorded by the Company at their book value on the date of transfer.

As at June 30, 2006 the amount owing to Southwestern and its subsidiaries in consideration for the transfer of assets was $3,219,352 (March 31, 2006 - $2,550,730) which includes the historical expenditures incurred on the Zinc Assets, further advances from Southwestern to the Company and an adjustment to reflect the agreed exchange amount for the Zinc Assets (Note 10(a)). The difference between the exchange amount and the carrying amount of the Zinc Assets has been recorded as a charge to deficit of $100,381 as at March 31, 2006.

b) In June 2006, Southwestern advanced a loan of $200,000 to the Company for working capital purposes. The loan has a term of one year, is unsecured and bears interest at 7% per annum. The loan, including accrued interest, may be converted at the option of Southwestern into shares of the Company at a conversion price of $0.10 per share (Note 10(b)). This loan is included in the amount payable to Southwestern as at June 30, 2006.

c) In June 2006, Southwestern agreed to provide the Company with a bridge loan to a maximum of $500,000 (subsequently increased to $1,000,000 in July 2006). The bridge loan is due the earlier of thirty days following the completion of a public offering or one year from the date of the loan. The loan is unsecured and bears interest at a rate of 7% per annum. Included in the amount owing to Southwestern is $78,718 that had been drawn as of June 30, 2006 under this agreement.

4. PROPERTY, PLANT AND EQUIPMENT

As at June 30, 2006

	Cost	Accumulated Amortization	Net Book Value
Office and other equipment	$6,960	$376	$6,584
Vehicles	61,942	7,333	54,609
	$68,902	$7,709	$61,193

As at March 31, 2006

	Cost	Accumulated Amortization	Net Book Value
Office and other equipment	$1,811	$-	$1,811
Vehicles	61,942	1,514	60,428
	$63,753	$1,514	$62,239

Amortization relating to exploration related assets has been allocated to mineral properties in the amount of $7,619 (March 31, 2006 - $1,514) during the period.

5. MINERAL PROPERTIES

a) The Peruvian zinc properties acquired by the Company are the Accha-Yanque Property which consisted of 23 mining concessions covering approximately 14,230 hectares (in July 2006, 18 additional concession applications were made, for a total of 41 mining concessions, within the Accha-Yanque Property) located 70 kilometres south of the city of Cuzco, the Minascassa Property located 400 kilometres southeast of Lima, and the Sayani Property located approximately 25 kilometres southeast of the Minascassa Property.

The Accha-Yanque Property was evaluated first by Cominco Ltd and later by Pasminco Limited ("Pasminco") between 1998 and 2001 pursuant to an option agreement whereby Pasminco could earn a 51% interest by spending US$5 million over four years. The agreement was terminated in 2001. The most significant work was conducted by Pasminco on the Property and it consisted of trenching, reverse circulation drilling and diamond drilling.

The Company purchased the Puyani concession within the Accha-Yanque property from a third party in exchange for a 2% net smelter royalty on minerals produced from the Puyani concession. The Company has the right to purchase the royalty at any time for US$1 million.

The Minascassa Property consists of four concessions and was the key property within the Bambas West Joint Venture between Southwestern and Inco Limited. A program of regional stream sediment and outcrop sampling and geological mapping was conducted by the joint venture partners on the Bambas project area which lead to the discovery of a mineralized zinc-copper skarn system at Minascassa.

The Sayani Property is comprised of two exploration concessions totaling 2,000 hectares.

All properties are 100% owned by Zincore.

b) For the three month period ended June 30, 2006 significant expenditures were as follows:

	Accha/Yanque	Minascassa	Sayani	Total
Balance, beginning of period	$1,381,968	$714,553	$13,867	$2,110,388
Property, acquisition and maintenance	146,646	16,865	13,494	177,005
Analytical	34,776	--	--	34,776
Geology	185,726	4,065	--	189,791
Drilling	--	--	--	--
Research	15,767	--	--	15,767
Project administration	2,789	--	--	2,789
Balance, end of period	$1,767,672	$735,483	$27,361	$2,530,516

c) As at March 31, 2006 the mineral properties were comprised of:

	Accha/Yanque	Minascassa	Sayani	Total
Balance, beginning of period	$-	$-	$-	$-
Property, acquisition and maintenance	249,704	101,912	10,036	361,652
Analytical	56,181	--	--	56,181
Geophysics	9,068	64,071		73,139
Geology	617,053	137,544	3,831	758,428
Drilling	267,003	62,925	--	329,928
Research	77,870	150,618	--	228,488
Project administration	105,089	197,483	--	302,572
Balance, end of period	$1,381,968	$714,553	$13,867	$2,110,388

6. SHARE CAPITAL

In May 2006 the Company established a stock option plan (the "Plan") and 10% of the number of common shares issued and outstanding will be reserved for issuance under the Plan. As at June 30, 2006, no options have been granted under this Plan.

7. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	March 31, 2006
Canadian statutory federal income tax rate	34%
Recovery of income taxes computed at statutory rates	$9,670
Effect of lower tax rates of foreign jurisdictions	(29)
Valuation allowance	(9,641)
Income tax provision	$--

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets are as follows:

	March 31, 2006
Operating loss carry forwards	$9,641
Less: Valuation allowance	(9,641)
Net future income tax liability	$--

8. SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral properties. The Company has non-current assets in the following geographic locations:

	June 30, 2006	March 31, 2006
Peru	$2,589,986	$2,172,624
Canada	$1,723	--
	$2,591,709	$2,172,624

9. RELATED PARTY TRANSACTIONS

During the three month period ended June 30, 2006 the Company paid $46,761 (March 31, 2006 - $nil) to Southwestern and its subsidiary under the terms of two separate administrative services agreements. In addition, during the same period, the Company paid remuneration to a company controlled by a director in the amount of $21,420 (March 31, 2006 - $nil).

At June 30, 3006 the Company had borrowed from Southwestern $200,000 and $78,718 respectively (March 31, 2006 - $nil) under the terms of the loan agreement and bridge loan agreement as disclosed in note 3(b) and (c).

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10. SUBSEQUENT EVENTS

a) On August 23, 2006 the Company issued 32 million common shares to Southwestern in exchange for the settlement of $2,940,634 of the amounts due to Southwestern and its subsidiaries and for the transfer of certain zinc-related geological, geochemical and geophysical exploration data in China from Southwestern to the Company at historical book value.

b) On August 24, 2006 Southwestern elected to convert the $200,000 outstanding under the loan agreement (Note 3(b)) into 2 million shares of the Company. Accrued interest was waived. The Company has no further obligation to Southwestern under the loan agreement.

c) As of September 8, 2006, the Company had drawn a total of $750,000 under the terms of the bridge loan agreement described in Note 3 (c).

d) On •, 2006 the Company granted • stock options with an exercise price of • for a period of five years from the date of the Company listing on a stock exchange.

e) The Company has filed a prospectus dated • 2006 with certain securities regulatory authorities in Canada for an initial public offering of a minimum of • common shares and a maximum of • common shares for gross proceeds of $ • and $• respectively. The Company has agreed to pay the agents a commission of 6.5% of the gross proceeds of the offering and the other expenses of the offering are estimated to be $ •. The Company has also agreed to grant the underwriters warrants to acquire up to 6.5% of the number of common shares issued pursuant to the offering, exercisable for a period of one year following the closing of the offering at $ • per share.

CERTIFICATE OF THE ISSUER

Dated: September 8, 2006

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of the Provinces of British Columbia, Alberta, Manitoba and Ontario.

(signed) **TIMO JAURISTO**
President

(signed) **GREGORY J. MARTIN**
Vice President and Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) **REX MCLENNAN**
Director

(signed) **W. DAVID BLACK**
Director

PROMOTER

SOUTHWESTERN RESOURCES CORP.

(signed) **JOHN PATERSON**
President and Chief Executive Officer

CERTIFICATE OF THE UNDERWRITERS

Dated: September 8, 2006

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of the Provinces of British Columbia, Alberta, Manitoba and Ontario.

CANACCORD CAPITAL CORPORATION

(Signed) JAMES M. BROWN
Managing Director

RAYMOND JAMES LTD.

(Signed) JOHN MURPHY
Managing Director

OCTAGON CAPITAL CORPORATION

(Signed) PETER WINNELL
Vice Chairman

PRIVATE PLACEMENT MEMORANDUM **STRICTLY CONFIDENTIAL**

Dated October 26, 2006

ZINCORE METALS INC.

Private Placement of Common Shares

The placement (the "U.S. Placement") of common shares (the "Common Shares") of Zincore Metals Inc. (the "Corporation") is being made in the United States only to qualified institutional buyers ("Qualified Institutional Buyers") as defined in Rule 144A under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and to institutional "accredited investors" (as defined in Rule 501(a) of Regulation D under the U.S. Securities Act that satisfy one or more of the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D ("Institutional Accredited Investors")), concurrently with the initial public offering of the Common Shares being made in Canada as described in the accompanying Canadian prospectus dated October 26, 2006 (said prospectus, being referred to in this U.S. Private Placement Memorandum as the "Canadian Prospectus"). The Common Shares are being offered in the United States by certain of the Underwriters named in the Canadian Prospectus through their United States affiliates ("U.S. Affiliates"), in accordance with the Underwriting Agreement referred to under "Plan of Distribution" in the Canadian Prospectus.

Price: Cdn$0.50 per Common Share

The Common Shares have not been and will not be registered under the U.S. Securities Act and are being offered and sold only (i) within the United States exclusively to Qualified Institutional Buyers and Institutional Accredited Investors or (ii) outside the United States in accordance with Regulation S under the U.S. Securities Act. The Common Shares may only be resold or transferred in a transaction that is in accordance with the restrictions referred to below under "Transfer Restrictions".

The Common Shares have not been recommended by any Canadian securities commission, the Securities and Exchange Commission or by any state securities commission or regulatory authority, nor have any of the foregoing authorities passed on the accuracy or adequacy of this U.S. Private Placement Memorandum or the accompanying Canadian Prospectus. Any representation to the contrary is a criminal offense.

Investing in the Common Shares involves risks that are described in the "Risk Factors" section of the Canadian Prospectus.

In connection with this offering, and in accordance with applicable Canadian securities regulatory policies, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The offering in the United States of Common Shares is being made to Qualified Institutional Buyers in reliance upon the exemption from registration under the U.S. Securities Act provided by Rule 144A thereunder and to Institutional Accredited Investors in reliance upon the exemption from registration provided by Rule 506 of Regulation D under the U.S. Securities Act. Offers and sales of Common Shares will be made only to (i) Qualified Institutional Buyers that are deemed to make the representations and warranties set forth under "*Notice to Qualified Institutional Buyers*" of this U.S. Private Placement Memorandum and to (ii) Institutional Accredited Investors that execute and deliver to the Underwriters and to the Corporation a U.S. Purchaser's Letter in the form provided in Exhibit A to this U.S. Private Placement Memorandum.

The information contained herein is delivered on a confidential basis to each U.S. offeree solely to enable such offeree to evaluate the Common Shares, and does not constitute an offer to any other person or to the public generally to subscribe for or purchase any of the Common Shares. Distribution of this information to any person other than such offeree, or those persons, if any, retained to advise such offeree with respect hereto is unauthorized, and any disclosure of any of this information without the prior written consent of the Corporation is prohibited. Each such offeree, by accepting delivery of this information, agrees to the foregoing and further agrees to make no photocopies of this information, or of any documents attached hereto. The Corporation and the U.S. Affiliates reserve the right to reject any offer to purchase Common Shares, in whole or in part, for any reason, or to sell less than the number of Common Shares offered hereby.

For information concerning the Common Shares being offered in the U.S. Placement, see "Description of the Securities Distributed -- Common Shares" in the Canadian Prospectus.

None of the Underwriters nor the U.S. Affiliates makes any representation or warranty, express or implied, relating to the accuracy or completeness of the information set forth herein, in the Canadian Prospectus or in any other written or oral communication transmitted or made available to an offeree, and each of them expressly disclaims any and all liability based on such information or omissions therefrom. No dealer, salesman or any other person has been authorized by the Corporation, any Underwriter or any U.S. Affiliate to give any information other than this U.S. Private Placement Memorandum and the Canadian Prospectus or to make any representations in connection with the issue or sale of the Common Shares and, if given or made, any such information or representation must not be relied upon as having been authorized by the Corporation, any Underwriter or any U.S. Affiliate. Neither the delivery of this U.S. Private Placement Memorandum and the accompanying Canadian Prospectus nor any sale made in connection herewith shall, under any circumstances, constitute a representation or create any implication that the information contained in this U.S. Private Placement Memorandum and the accompanying Canadian Prospectus is correct as of any time subsequent to the date hereof and thereof.

In making an investment decision, investors must rely on their own examination of the Corporation and the terms of the offering, including the merits and risks involved. Neither the Corporation, the Underwriters nor the U.S. Affiliates are providing, or shall be deemed to have provided, investors with legal, business or tax advice in this U.S. Private Placement Memorandum and the accompanying Canadian Prospectus. Each investor should consult with such investor's own advisors as needed to provide legal, business or tax advice and to assist such investor in making an investment decision.

The Corporation exists as a British Columbia corporation under the British Columbia *Business Corporations Act*. Most or all of the Corporation's assets are located outside the United States and all of its directors and officers and all of the experts named in the Canadian Prospectus are residents of countries other than the United States. As a result, it may be difficult for investors to effect service of process within the United States upon the Corporation and those directors, officers and experts, or to

realize in the United States upon judgments of courts of the United States predicated upon civil liability of the Corporation and those directors, officers or experts under the United States federal securities laws.

Each person receiving this U.S. Private Placement Memorandum acknowledges that (i) such person has not relied on the Underwriters or any of the U.S. Affiliates in connection with (a) its investigation of the accuracy of this U.S. Private Placement Memorandum or the accompanying Canadian Prospectus or (b) its investment decision and (ii) no person is authorized in connection with any offering made hereby to give any information or make any representation other than as contained in this U.S. Private Placement Memorandum and the accompanying Canadian Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Corporation, the Underwriters or the U.S. Affiliates.

Taxation

Prospective purchasers should be aware that purchasing, holding and disposing of the Common Shares may have tax consequences under the laws of both Canada and the United States. Such consequences for holders that are residents of, or citizens of, or otherwise subject to taxation in the United States are summarized below under "Certain U.S. Federal Income Tax Considerations". See also "Certain Canadian Federal Income Tax Considerations" in the Canadian Prospectus.

Canadian Prospectus and Available Information

This U.S. Private Placement Memorandum is accompanied by the Canadian Prospectus, which has been filed by the Corporation with the securities commissions in certain of the provinces in Canada for the purpose of qualifying the Common Shares for sale in such provinces. The Canadian Prospectus is incorporated by reference herein, and this U.S. Private Placement Memorandum is qualified in its entirety by the more detailed information contained therein.

The Canadian Prospectus has been filed with the securities regulators in certain of the provinces in Canada on SEDAR, an electronic database maintained on behalf of the Canadian provincial securities regulators. SEDAR is the System for Electronic Document Analysis and Retrieval, and documents filed on SEDAR may be viewed at the following Web site address: www.sedar.com. The Corporation, the Underwriters and the U.S. Affiliates do not endorse or accept any responsibility for the content on, or the use of, SEDAR. Reference is made to SEDAR for informational purposes only, and is not intended for trading or investment purposes. The Corporation, the Underwriters and the U.S. Affiliates do not guarantee the sequence, accuracy or completeness of any information or data displayed through SEDAR, nor shall they be liable in any way to any offeree in the U.S. Placement or to any other person, firm or corporation whatsoever for any delays, inaccuracies, errors in, or omission of any such information or data or the transmission thereof, or for any action taken in reliance thereon, or for any damages arising therefrom or occasioned thereby or by reason of non-performance or interruption, or termination, of the information or data for any cause whatsoever.

The Corporation does not assume any duty of disclosure beyond that which is imposed by law, and expressly disclaims any duty to update any information set forth in its filings with the Canadian provincial securities regulators. To the extent that the Corporation has filed any documents other than the Canadian Prospectus and the documents expressly incorporated by reference therein on SEDAR, or that any other documents have been filed on SEDAR by any other person, firm or corporation, none of those documents shall be deemed to be incorporated by reference in the Canadian Prospectus.

Canadian Disclosure Standards

The Canadian Prospectus contains disclosure with respect to mineralization, including historical resource estimates, that has been prepared in accordance with standards which differ significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to registration statements and reports filed by United States companies pursuant to the U.S. Securities Act or the U.S. Securities Exchange Act of 1934, as amended. As such, information contained in the Canadian Prospectus concerning descriptions of mineralization may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. In particular, the term "resource" does not equate to the term "reserves". The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured", "indicated", or "inferred" mineral resources in documents filed with the SEC, unless such information is required to be disclosed by the laws of the Corporation's principal jurisdiction or of a jurisdiction in which its securities are traded. Prospective investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Also, while certain of the resource estimates included in the Canadian Prospectus have been prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101") and the Canadian Institute of Mining and Metallurgy Classification System, the Canadian Prospectus also includes disclosure regarding historical resource estimates that have not been reconciled to the mineral resource categories of NI 43-101. See "Resource Estimates" in the Canadian Prospectus.

Preparation of Financial Statements

Prospective investors should be aware that the financial statements and other financial information contained in the Canadian Prospectus have been prepared in accordance with Canadian generally accepted accounting principles, and thus may not be comparable to financial statements and financial information of United States companies. Offerees should refer to note 2 of the Corporation's consolidated financial statements included in the Canadian Prospectus for a description of the significant accounting principles used in the preparation of the Corporation's consolidated financial statements.

Exchange Rates

Except where otherwise indicated, all dollar figures in this U.S. Private Placement Memorandum and in the accompanying Canadian Prospectus are expressed in Canadian dollars. On October 20, 2006, the rate of exchange of the Canadian dollar, expressed in U.S. dollars, based on the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was Canadian $1.00 = U.S. $0.8890.

Certain U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences to U.S. Holders, as defined below for purposes of this discussion of –"Certain U.S. Federal Income Tax Considerations", of the holding and disposition of Common Shares. The discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations, judicial authorities, published positions of the Internal Revenue Service (the "IRS") and other applicable authorities, all as in effect on the date thereof and all of which are subject to change, possibly with retroactive effect.

A "U.S. Holder" is a beneficial owner of the Common Shares that is for U.S. federal income tax purposes (a) an individual U.S. citizen or resident alien; (b) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United

States, the District of Columbia or any state in the United States; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust, if its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if it has made a valid election under applicable Treasury regulations to be treated as a U.S. person.

This discussion only addresses U.S. Holders who hold the Common Shares as "capital assets" within the meaning of section 1221 of the Code. This discussion does not address all the tax consequences that might be relevant to U.S. Holders in light of their particular circumstances or the U.S. federal income tax consequences to U.S. Holders subject to special treatment under U.S. federal income tax laws, including but not limited to banks and other financial institutions, insurance companies, dealers in securities or foreign currency, traders that have elected mark-to-market accounting, tax-exempt organizations, certain former citizens or residents of the United States, persons that hold the Common Shares as part of a "straddle", "hedge", "conversion transaction" or other integrated investment, U.S. Holders who own, directly or indirectly, 10% or more of the Corporation's stock, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below.

If a partnership, or other entity taxed as a partnership for U.S. federal income tax purposes, holds the Common Shares, the U.S. federal income tax treatment of a partner in the partnership will depend on the status of the partner and the activities of the partnership. Partnerships that hold the Common Shares, and partners in such partnerships, are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of holding the Common Shares.

Prospective investors are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the holding and disposition of the Common Shares in their particular circumstances.

Passive Foreign Investment Company Rules

For U.S. federal income tax purposes, the Corporation likely was classified as a passive foreign investment company ("PFIC") under section 1297 of the Code for its taxable year ended March 31, 2006, and likely will be a PFIC in subsequent taxable years until it has significant operating income. A non-U.S. corporation generally is classified as a PFIC for U.S. federal income tax purposes in any taxable year if, either (a) at least 75% of its gross income is "passive" income (the "income test"), or (b) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the "asset test"). For purposes of the income test and the asset test, if a non-U.S. corporation owns directly or indirectly at least 25% (by value) of the stock of another corporation, the non-U.S. corporation will be treated as if it held its proportionate share of the assets of the latter corporation and received directly its proportionate share of the income of that latter corporation. Passive income generally includes dividends, interest, royalties and rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person).

For any taxable year in which the Corporation is a PFIC, U.S. Holders will be subject to U.S. federal income tax in respect of the Common Shares in accordance with the special rules applicable to investments in PFICs. Under the PFIC rules, as discussed further below in this section "Passive Foreign Investment Company Rules", the U.S. federal income tax consequences of the ownership of Common Shares will be governed by the so-called "non-qualified fund" regime, unless either (a) a U.S. Holder elects to treat the Corporation as a "qualifying electing fund" ("QEF"), and the Corporation intends to annually supply its U.S. Holders with the information necessary for compliance with the QEF election, or (b) the Common Shares constitute "marketable stock", within the meaning of section 1296 of the Code, and the U.S. Holder elects to mark the Common Shares to market as of the end of each taxable year.

U.S. HOLDERS ARE STRONGLY ADVISED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE POSSIBLE CHARACTERIZATION OF THE CORPORATION AS A PFIC AS WELL AS THE ADVISABILITY OF MAKING A QEF ELECTION OR A MARK-TO-MARKET ELECTION.

Non-Qualifying Fund

In general, if a QEF election or a mark-to-market election is not made by a U.S. Holder, any gain on a sale or other disposition of Common Shares by such a U.S. Holder would be treated as ordinary income and would be subject to special tax rules. Under these special tax rules, (a) the amount of any such gain would be allocated ratably over the U.S. Holder's holding period for the Common Shares, (b) the amount of ordinary income allocated to years prior to the year of sale or other disposition would be subject to tax at the highest statutory rate applicable to such U.S. Holder for each such year (determined without regard to other income, losses or deductions of the U.S. Holder for such years), and (c) the tax for such prior years would be subject to an interest charge, computed at the rate applicable to underpayments of tax. Under proposed U.S. Treasury regulations, a "disposition" may include, under certain circumstances, transfers at death, gifts, pledges of shares and other transactions with respect to which gain is not ordinarily recognized. In addition, the adjustment ordinarily made to the tax basis of stock owned by a decedent may not be available with respect to the Common Shares. Rules similar to those applicable to dispositions will generally apply to distributions in respect of Common Shares that exceed 125% of the average amount of distributions in respect of such Common Shares during the preceding three years, or, if shorter, during the preceding years in the U.S. Holder's holding period ("excess distributions").

Each U.S. Holder would be required to annually file IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with such U.S. Holder's timely filed U.S. federal income tax return (or with the U.S. Internal Revenue Service Center, P.O. Box 21086, Philadelphia, Pennsylvania 19114, if the U.S. Holder is not required to file a return).

QEF Election

If a U.S. Holder makes a valid and timely-filed QEF election in connection with a purchase of Common Shares, and provided that the Corporation annually supplies the information necessary to comply with such election, then the electing U.S. Holder will be required each taxable year to recognize, as ordinary income, a pro rata share of the Corporation's earnings, and to recognize, as capital gain, a pro rata share of the Corporation's net capital gain, in each case without regard to whether distributions are received with respect to the Common Shares for such year. The QEF election, once made, applies to all subsequent taxable years of the U.S. Holder in which it holds Common Shares until the Corporation ceases to be a PFIC. If the Corporation is again a PFIC in any taxable year following a year in which the Corporation was not treated as a PFIC, the original QEF election continues to be effective. Accordingly, for any taxable year in which the Corporation is a PFIC and does not have any net income, a U.S. Holder would not have any income exclusions as a result of the QEF election. The Corporation will provide the information necessary for complying with the QEF election. Amounts included in a U.S. Holder's taxable income under the QEF regime would increase such U.S. Holder's tax basis in the Common Shares, and subsequent distributions by the Corporation would not be taxable to the U.S. Holder, and instead would reduce the U.S. Holder's tax basis in the Common Shares to the extent that the U.S. Holder could demonstrate that the distributions were attributable to previously-taxed income. A U.S. Holder generally would recognize capital gain or loss upon a disposition of Common Shares that were subject to a QEF election at all times during such U.S. Holder's holding period. Special rules would apply if a U.S. Holder makes a QEF election later than the first taxable year in which Common Shares are owned (which could result in the U.S. Holder remaining subject to the non-qualifying fund regime described above).

Mark-to-Market Election

If a U.S. Holder makes a valid and timely-filed mark-to-market election, and provided that the Common Shares constitute "marketable stock" within the meaning of section 1296 of the Code, then in any year in which the Corporation is a PFIC the U.S. Holder annually would be required to report any unrealized gain with respect to its Common Shares as an item of ordinary income, and would be permitted to deduct any unrealized loss, as an ordinary loss, to the extent of previous inclusions of ordinary income. Any gain subsequently realized by such electing U.S. Holder upon a disposition of Common Shares also would be treated as ordinary income, rather than capital gain, but such U.S. Holder would not be subject to an interest charge on the resulting tax liability as under the non-qualifying fund regime. A U.S. Holder who makes a mark-to-market election would still be taxed on distributions from the Corporation when received, as described under "Dividends".

For purposes of the mark-to-market election, marketable stock generally includes stock that is regularly traded on certain established securities markets within the United States, or on any exchange or other market that the IRS determines has trading, listing, financial disclosure, and other rules adequate to carry out the purposes of the mark-to-market election. The Toronto Stock Exchange and the Alternative Investment Market of the London Stock Exchange may qualify as such an exchange. Each U.S. Holder should consult its own advisor as to whether the mark-to-market election is available with respect to the Common Shares. Special rules would apply to a U.S. Holder that held Common Shares prior to the first taxable year for which the mark-to-market election was effective, which could result in an interest charge for such first taxable year, as under the non-qualifying fund regime described above.

A U.S. Holder choosing to make a mark-to-market election must make the election on Form 8621 for the taxable year of election and must annually file Form 8621 with such U.S. Holder's timely filed U.S. federal income tax return or with the IRS. Once made, a mark-to-market election would be effective for all subsequent taxable years of such U.S. Holder unless revoked with the consent of the Secretary of the Treasury or unless the Common Shares cease to be marketable.

Dividends

For purposes of this section "Dividends", it is assumed that the Corporation is a PFIC. To the extent that distributions paid on the Common Shares are not treated as excess distributions received by a non-electing U.S. Holder, and to the extent the distribution exceeds the previously-taxed income of a U.S. Holder that makes a QEF election, such distributions (before reduction for Canadian withholding taxes) will be taxable as dividends to the extent of the Corporation's current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, and will be includable in a U.S. Holder's ordinary income when received. Dividends on the Common Shares will not be eligible for the dividends-received deduction generally allowed to U.S. corporations.

The amount of any dividend paid in Canadian dollars will equal the U.S. dollar value of the Canadian dollars received calculated by reference to the exchange rate in effect on the date the dividend is received by a U.S. Holder regardless of whether the Canadian dollars are converted into U.S. dollars. If the Canadian dollars received as a dividend are not converted into U.S. dollars at the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to the U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars will be treated as ordinary income or loss, and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

A U.S. Holder may be entitled to deduct, or claim a U.S. foreign tax credit for, Canadian taxes that are withheld on dividends received by a U.S. Holder, subject to applicable limitations in the Code. Dividends will be income from sources outside the United States and for tax years beginning before January 1, 2007, generally will be "passive income" or "financial services income", and for tax years beginning after December 31, 2006, generally will be "passive category income" or "general category income" for purposes of computing the U.S. foreign tax credit allowable to a U.S. Holder. The rules governing the U.S. foreign tax credit are complex, and investors are urged to consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.

To the extent that the amount of any distribution exceeds the Corporation's current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital to the extent of a U.S. Holder's basis, and any excess will be treated as capital gain. Such capital gain would not give rise to income from sources outside the United States, and accordingly a U.S. Holder may need other non-U.S. source income in order to claim a tax credit for Canadian withholding taxes imposed on such distribution.

Disposition of Common Shares

For purposes of this section "Disposition of Common Shares", it is assumed that the Corporation is a PFIC. A U.S. Holder will recognize taxable gain or loss on any sale or other disposition of Common Shares in an amount equal to the difference between the amount received (in cash or other property, valued at fair market value) for the Common Shares and the U.S. Holder's tax basis in the Common Shares. For U.S. Holders that use the cash method of accounting, and for U.S. Holders that use the accrual method of accounting and so elect, the U.S. dollar value of the cash received in Canadian dollars on the sale or other disposition of the Common Shares will be the U.S. dollar value determined on the basis of the spot rate on the settlement date of the sale. Subject to U.S. Holders that make a QEF election as described above, a U.S. Holder's tax basis in the Common Shares generally equals the U.S. dollar value of the price paid in Canadian dollars determined on the basis of the spot rate on the settlement date of the purchase. Such gain or loss will be income or loss from sources within the United States for U.S. foreign tax credit limitation purposes. For U.S. Holders that make a QEF election, such gain or loss will be a capital gain or loss. Capital gains of non-corporate taxpayers, including individuals, derived with respect to capital assets held for more than one year are eligible for reduced rates of U.S. federal income tax. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends on the Common Shares and the proceeds of the sale or other disposition of the Common Shares unless a U.S. Holder is an exempt recipient, such as a corporation. Backup withholding will apply to those payments if a U.S. Holder fails to provide a taxpayer identification number and comply with certain certification procedures or otherwise fails to establish an exemption from backup withholding. If backup withholding applies, the relevant intermediary must withhold U.S. federal income tax on those payments at a rate of 28%. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

IN CONNECTION WITH THIS OFFERING AND PURSUANT TO THE POLICY STATEMENTS OF CERTAIN CANADIAN SECURITIES REGULATORS AND THE BY-LAWS AND RULES OF THE TORONTO STOCK EXCHANGE, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE

PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

Transfer Restrictions

The Common Shares have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States except to (i) Qualified Institutional Buyers that are deemed to make the representations and warranties set forth under "*Notice to Qualified Institutional Buyers*" of this U.S. Private Placement Memorandum and to (ii) Institutional Accredited Investors that execute and deliver to the Underwriters and to the Corporation a U.S. Purchaser's Letter in the form provided in Exhibit A to this U.S. Private Placement Memorandum.

The Common Shares may be offered, sold or otherwise transferred by purchasers in the U.S. Placement only (i) to the Corporation, (ii) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, (iii) inside the United States pursuant to an exemption from registration provided by Rule 144 under the U.S. Securities Act or any other available exemption from the registration requirements of the U.S. Securities Act, on the condition that the holder has, prior to such sale, furnished to the Corporation an opinion of counsel as to the availability of the exemption reasonably satisfactory to the Corporation, or (iv) pursuant to an effective registration statement under the U.S. Securities Act, and in each case in accordance with any applicable state securities laws in the United States or securities laws of any other applicable jurisdictions. Upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, certificates representing the Common Shares, and all certificates issued in exchange therefor or in substitution thereof, shall bear a legend to the foregoing effect, in substantially the form included in Exhibit A hereto; *provided,* that if, at any time the Corporation is a "foreign issuer" within the meaning of Regulation S under the U.S. Securities Act, and the Common Shares are being sold in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act, any such legend may be removed by providing a declaration to Computershare Trust Company of Canada, as registrar and transfer agent for the Common Shares, to the effect that the Common Shares are being sold in compliance with Rule 904 of Regulation S under the U.S. Securities Act in the form set forth in Annex B to Exhibit A hereto or such other form as Computershare Trust Company of Canada and the Corporation may from time to time prescribe. The Corporation and/or its registrar and transfer agent may impose additional reasonable requirements for the removal of legends from Common Shares that are sold in compliance with Rule 904 of Regulation S under the U.S. Securities Act in the future.

In addition, until 40 days after the commencement of the offering of the Common Shares, an offer or sale of the Common Shares within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the U.S. Securities Act if such an offer or sale is made otherwise than in accordance with an exemption under the U.S. Securities Act.

Notice to Qualified Institutional Buyers

Each U.S. purchaser that is a Qualified Institutional Buyer will, by its purchase of the Common Shares, be deemed to have represented, warranted and agreed for the benefit of the Corporation, the Underwriters and the U.S. Affiliates, as follows:

(1) it is authorized to consummate the purchase of the Common Shares;

(2) it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Common Shares and it is able to bear the economic risks of such investment;

(3) it has not purchased the Common Shares as a result of any general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act), including advertisements, articles, notices or other communications published on the Internet or in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(4) it is not an affiliate (as defined in Rule 144 of the U.S. Securities Act) of the Corporation and is not acting on behalf of an affiliate of the Corporation;

(5) it is aware that the Common Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and that the sale of the Common Shares in the United States is being made in reliance on Rule 144A only to Qualified Institutional Buyers;

(6) it is a Qualified Institutional Buyer and is acquiring the Common Shares for its own account or for the account of a Qualified Institutional Buyer with respect to which it exercises sole investment discretion;

(7) it agrees that if it decides to offer, sell or otherwise transfer any of the Common Shares, it will not offer, sell or otherwise transfer any of the Common Shares, directly or indirectly, unless:

    (a) the sale is to the Corporation; or

    (b) the sale is made outside the United States in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations; or

    (c) the sale is made in compliance with an exemption from registration under the U.S. Securities Act provided by Rule 144 or Rule 144A thereunder, if available; or

    (d) the Common Shares are sold in a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws, and it has furnished to the Corporation an opinion of counsel of recognized standing in form and substance satisfactory to the Corporation to such effect;

(8) it understands and acknowledges that upon the original issuance of the Common Shares, and until such time as is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, all certificates representing the Common Shares and all certificates issued in exchange therefor or in substitution thereof, shall bear a legend in substantially the following form:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE

> CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) IN COMPLIANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

provided, that if any of the Common Shares are being sold under paragraph 7(b) above, and provided that the Corporation is a "foreign issuer" within the meaning of Regulation S at the time of sale, the Corporation shall use its reasonable best efforts to cause Computershare Trust Company of Canada to remove any such legend within three business days of receipt of such declaration, excluding weekdays and holidays by providing a declaration to Computershare Trust Company of Canada, as registrar and transfer agent, as set forth below (or such other form as Computershare Trust Company of Canada and the Corporation may from time to time prescribe) together with such other documentation as the Corporation or Computershare Trust Company of Canada may require:

> The undersigned (a) acknowledges that the sale of the securities of the Corporation to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and (b) certifies that (1) the undersigned is not an "affiliate" of the Corporation as that term is defined in Rule 405 under the U.S. Securities Act, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on behalf of either of them has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace such securities with fungible unrestricted securities of the issuer and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S;

provided further, that, if any of the Common Shares are being sold pursuant to Rule 144 under the U.S. Securities Act, the legend may be removed by delivery to Computershare

Trust Company of Canada of an opinion of counsel of recognized standing in form and substance satisfactory to the Corporation, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

(9) it consents to the Corporation making a notation on its records or giving instructions to any transfer agent of the Common Shares in order to implement the restrictions on transfer set forth and described herein;

(10) it understands and acknowledges that the Corporation is not obligated to file and has no present intention of filing with the Securities and Exchange Commission or with any state securities administrator any registration statement with respect to the Common Shares;

(11) it has received a copy of this U.S. Private Placement Memorandum, including the Canadian Prospectus which is a part hereof; and

(12) it is not, and is not acquiring the Common Shares with the assets of, and for or on behalf of, any employee benefit plan (a "Plan") (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) or other arrangement that is subject to ERISA or Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), or any entity whose underlying assets include assets of a Plan pursuant to 29 C.F.R. Section 2510.3-101 or otherwise, except to the extent that the acquisition of the Common Shares:

(a) (i) is made with the assets of a bank collective investment fund and (ii) satisfies the applicable requirements and conditions of Prohibited Transaction Class Exemption 91-38 issued by the U.S. Department of Labor;

(b) (i) is made with assets of an insurance company pooled separate account and (ii) satisfies the applicable requirements and conditions of Prohibited Transaction Class Exemption 90-1 issued by the U.S. Department of Labor;

(c) (i) is made with assets managed by a qualified professional asset manager and (ii) satisfies the applicable requirements and conditions of Prohibited Transaction Class Exemption 84-14 issued by the U.S. Department of Labor;

(d) is made with the assets of a governmental plan as defined in Section 3(32) of ERISA which is not subject to the provisions of Section 401 of the Code;

(e) (i) is made with the assets of an insurance company general account and (ii) satisfies the applicable requirements and conditions of Prohibited Transaction Class Exemption 95-60 issued by the U.S. Department of Labor; or

(f) (i) is made with the assets managed by an in-house asset manager and (ii) satisfies the applicable requirements and conditions of Prohibited Transaction Class Exemption 96-23 issued by the U.S. Department of Labor.

The Corporation has agreed that so long as the Common Shares are "restricted securities" as defined in Rule 144 under the U.S. Securities Act, and the Corporation is neither subject to the reporting requirements of the U.S. Exchange Act, nor exempt from those requirements by virtue of Rule 12g3-2(b) thereunder, the Corporation will furnish holders of the Common Shares, or prospective purchasers of the

Common Shares designated by such holders, with the information required to be delivered pursuant to Rule 144A(d)(4) to permit compliance with Rule 144A in connection with resales of Common Shares.

Legal Matters

Certain legal matters in connection with the offering of the Common Shares in the United States will be passed upon by Burns & Levinson LLP, Boston, Massachusetts.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-D IS TRUE, COMPLETE, AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

NOTICE TO PROSPECTIVE PURCHASERS IN FLORIDA

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE FLORIDA SECURITIES ACT IN RELIANCE UPON AN EXEMPTION THEREFROM. ANY SALE MADE PURSUANT TO SUCH EXEMPTION IS VOIDABLE BY A FLORIDA PURCHASER WITHIN THREE (3) DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO THE ISSUER, AN AGENT OF THE ISSUER OR AN ESCROW AGENT IN PAYMENT FOR SUCH SECURITIES. HOWEVER, THIS RIGHT IS NOT AVAILABLE TO ANY PURCHASER WHO IS A BANK, TRUST COMPANY, SAVINGS INSTITUTION, INSURANCE COMPANY, SECURITIES DEALER, INVESTMENT COMPANY AS DEFINED IN THE INVESTMENT COMPANY ACT OF 1940, PENSION OR PROFIT-SHARING TRUST OR QUALIFIED INSTITUTIONAL BUYER AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT OF 1933.

EXHIBIT A

FORM OF U.S. PURCHASER'S LETTER

___________, 2006

U.S. Purchaser's Letter

Zincore Metals Inc.
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia, V7Y 1C6

Canaccord Capital (USA) Inc.
c/o Canaccord Capital Corporation
Suite 2200, 609 Granville Street
Vancouver, British Columbia V7Y 1H2

Raymond James Ltd. (USA), Inc.
c/o Raymond James Ltd.
2200 Cathedral Place
925 West Georgia Street
Vancouver, British Columbia V6C 3L2

Re: Purchase of Common Shares of Zincore Metals Inc.

Ladies and Gentlemen:

In connection with its agreement to irrevocably purchase common shares ("Securities") of Zincore Metals Inc. (the "Corporation"), the undersigned represents, warrants and covenants to you as follows:

(a) it is authorized to consummate the purchase of the Securities;

(b) it understands that the Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any applicable state securities laws and that the offer and sale of Securities to it is being made in reliance on a private placement exemption to institutional accredited investors (as such term is defined on Annex A hereto, "Institutional Accredited Investors");

(c) it has received a copy, for its information only, of the Canadian Prospectus dated October 26, 2006, together with a U.S. private placement memorandum, relating to the offering in the United States of the Securities and it has had access to such additional information, if any, concerning the Corporation as it has considered necessary in connection with its investment decision to acquire the Securities and it acknowledges that no representation or warranty is made by the Underwriters, the U.S. affiliates of the Underwriters or the Corporation as to the accuracy or completeness of such materials;

(d) it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Securities and is able to bear the economic risks of such investment;

(e) it is an Institutional Accredited Investor and is acquiring the Securities for its own account or for the account of an Institutional Accredited Investor as to which it exercises sole investment discretion, and not with a view to any resale, distribution or other disposition of the Securities in violation of United States securities laws or applicable state securities laws;

(f) it acknowledges that it has not purchased the Securities as a result of any general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(g) it understands that the Securities are "restricted securities" as defined in Rule 144 under the U.S. Securities Act and agrees that if it decides to offer, sell or otherwise transfer any of the Securities, such Securities may be offered, sold or otherwise transferred only (i) to the Corporation, (ii) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, (iii) inside the United States pursuant to an exemption from registration provided by Rule 144 under the U.S. Securities Act or any other available exemption from the registration requirements of the U.S. Securities Act on the condition that the holder has, prior to such sale, furnished to the Corporation an opinion of counsel as to the availability of the exemption reasonably satisfactory to the Corporation, or (iv) pursuant to an effective registration statement under the U.S. Securities Act, and in each case in accordance with any applicable state securities laws in the United States or securities laws of any other applicable jurisdictions;

(h) it understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, certificates representing the Securities, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) INSIDE THE UNITED STATES PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE U.S. SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT ON THE CONDITION THAT THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL AS TO THE AVAILABILITY OF THE EXEMPTION REASONABLY SATISFACTORY TO THE CORPORATION, OR (D) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, AND IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE STATE SECURITIES LAWS IN THE UNITED STATES OR SECURITIES LAWS OF ANY OTHER

APPLICABLE JURISDICTIONS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.";

provided, that if any of the Securities are being sold under paragraph (g)(ii) above, and provided that the Corporation is a "foreign issuer" within the meaning of Regulation S at the time of sale, any such legend may be removed by providing a declaration to Computershare Trust Company of Canada, as registrar and transfer agent, as set forth in Annex B hereto (or such other form as Computershare Trust Company of Canada and the Corporation may from time to time prescribe) together with such other documentation as the Corporation or Computershare Trust Company of Canada may require, and the Corporation shall use its reasonable best efforts to cause Computershare Trust Company of Canada to remove any such legend within three business days of receipt of such declaration, excluding weekdays and holidays;

(i) it understands and acknowledges that the Corporation is not obligated to remain a "foreign issuer" within the meaning of Regulation S under the U.S. Securities Act;

(j) it consents to the Corporation making a notation on its records or giving instructions to any transfer agent of the Securities in order to implement the restrictions on transfer set forth and described herein; and

(k) if required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, it will execute, deliver and file and otherwise assist the Corporation in filing reports, questionnaires, undertakings and other documents with respect to the issue of the Securities.

The undersigned acknowledges that the representations and warranties and agreements contained herein are made by it with the intent that they may be relied upon by you in determining its eligibility to purchase the Securities. By this letter the undersigned represents and warrants that the foregoing representations and warranties are true at the closing time with the same force and effect as if they had been made by it at the closing time and that they shall survive the purchase by it of the Securities and shall continue in full force and effect notwithstanding any subsequent disposition by the undersigned of Securities.

You are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

A certified check or bank draft in the amount set forth above accompanies this letter.

Execution by the Subscriber:

EXECUTED by the Subscriber this ________ day of _________, 2006.

______________________________	______________________________
Number of Shares	Total Purchase Price (Number of Shares x Cdn$_____)
by: ______________________________ Authorized Signatory	______________________________ (Subscriber's Residential or Head Office Address)
______________________________ Name of the Subscriber *(please print)*	______________________________ (Telephone Number)
______________________________ Name and Official Capacity or Title of Authorized Signatory *(please print)*	______________________________ (Facsimile Number)

Registration Instructions (if other than in name of Subscriber):	**Certificate Delivery Instructions (if other than the address above):**
______________________________ Name and Address *(as it should appear on the certificates)*	______________________________
______________________________ Account reference, if applicable	______________________________ Account reference, if applicable
______________________________ Address of Intermediary	______________________________ Contact Name
______________________________	(_____)__________________________ Telephone Number

DEFINITION OF INSTITUTIONAL ACCREDITED INVESTOR

"Institutional Accredited Investor" means any entity which comes within any of the following categories:

(1) Any bank as defined in Section 3(a)(2) of the U.S. Securities Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to Section 15 of the U.S. Securities Exchange Act of 1934; any insurance company as defined in Section 2(13) of the U.S. Securities Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees if such plan has total assets in excess of US$5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors (as such term is defined in Rule 501 of Regulation D);

(2) Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of US$5,000,000; or

(4) Any trust with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person (being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment).

ANNEX B

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: Zincore Metals Inc.

AND TO: Computershare Trust Company of Canada

The undersigned (A) acknowledges that the sale of securities of Zincore Metals Inc. (the "Corporation") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the U.S. Securities Act) of the Corporation, (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of the applicable Canadian stock exchanges designated in Regulation S and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S.

Dated: ____________________ ______________________________

Name of Seller

By: ______________________________

Name
Title

Affirmation by Seller's Broker-Dealer

We have read the foregoing representations of our customer, ____________________ (the "Seller"), dated ________________, with regard to our sale, for such Seller's account, of the ____________ Shares, represented by certificate number __________ (the "Shares"), of the Corporation described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of the applicable stock exchanges designated in Regulation S and (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such Shares. Terms used herein have the meanings given to them by Regulation S.

____
Name of Firm

By: ______________________________
Authorized officer

01067135

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus constitutes a public offering of securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended, (the "1933 Act") and, except pursuant to an applicable exemption from registration set forth in the 1933 Act, may not be offered, sold or delivered, directly or indirectly, in the United States of America, its territories, its possessions and other areas subject to its jurisdiction, including the Commonwealth of Puerto Rico (the "United States"), or to or for the account of any citizen, national or resident thereof or to a corporation, partnership or other entity created or organized in or under the laws of the United States or an estate or trust the income of which is subject to United States federal income taxation regardless of its source (a "U.S. person").

PROSPECTUS

INITIAL PUBLIC OFFERING

October 26, 2006

ZINCORE METALS INC.

Suite 1650, 701 West Georgia Street
Vancouver, British Columbia V7Y 1C6
Telephone: (604) 669-6611
Facsimile: (604) 669-6616
(the "Issuer")

$19,000,000

38,000,000 Offered Shares(1)(2)

Price: $0.50 per Offered Share

(the "Offering")

This Prospectus qualifies for distribution an aggregate of 38,000,000 common shares of the Issuer (the "**Offered Shares**") pursuant to an underwriting agreement (the "**Underwriting Agreement**") to be entered into by the Issuer with Canaccord Capital Corporation ("**Canaccord**"), Raymond James Ltd. and Octagon Capital Corporation (collectively, the "**Underwriters**"). The Offering is being made to investors resident in British Columbia, Alberta, Manitoba and Ontario, and other jurisdictions where it may lawfully be sold.

	Price to public(1)	Underwriters' Commission(2)	Net Proceeds to the Issuer(3)(4)
Per Offered Share	$0.50	$0.0325	$0.4675
Offering	$19,000,000	$1,170,000(2)	$17,830,000

(1) The offering price (the "**Offering Price**") of the Offered Shares has been established by negotiation between the Issuer and the Underwriters.

(2) Save as provided below, the Underwriters will receive a commission (the "**Underwriters' Commission**") equal to 6.5% of the gross proceeds of the Offering, payable in cash and the Underwriters will also receive that number of non-transferable common share purchase warrants of the Issuer (the "**Underwriters' Warrants**") that is equal to 6.5% of the number of Offered Shares sold in the Offering. Each Underwriters' Warrant will entitle the holder to purchase one common share of the Issuer (an "**Underwriters' Warrant Share**") for a period of one year from the date of closing of the Offering at the Offering Price. The Underwriters' Warrants are also qualified for distribution pursuant to this Prospectus. The Issuer will not pay Underwriters' Commission or issue Underwriters' Warrants in respect of the 2,000,000 shares of the Issuer that will be purchased by Southwestern Resources Corp. ("**Southwestern**") pursuant to the Offering.

(3) The Issuer granted to the Underwriters an option (the "**Over-Allotment Option**") to purchase at the Offering Price per share up to 2,000,000 Offered Shares (the "**Over-Allotment Shares**"), (approximately 5.23% of the Offered Shares sold pursuant to the Offering) prior to the Closing, or for a period of 30 days from the date of listing of the Offered Shares on a stock exchange. If the Over-Allotment Option is fully exercised, the cumulative proceeds from the public offering, Underwriters' fee and net proceeds (excluding the balance of the expenses of the Offering estimated to be $275,000) to the Issuer will be $20,000,000, $1,235,000 and $18,765,000, respectively. This Prospectus also qualifies the grant of the Over-Allotment Option and the issuance and transfer of up to 2,000,000 Over-Allotment Shares issued on the exercise thereof.

(4) Before deducting the balance of the estimated expenses of the Offering, estimated at $275,000. The estimated expenses include the estimated Underwriters' expenses which will be paid by the Issuer. The Issuer has paid a $50,000 advance retainer towards these expenses.

AN INVESTMENT IN NATURAL RESOURCE ISSUERS INVOLVES A SIGNIFICANT DEGREE OF RISK DUE TO NUMEROUS FACTORS INCLUDING THE NATURE OF THE ISSUER'S BUSINESS. AN INVESTMENT IN THESE SECURITIES SHOULD ONLY BE MADE BY PERSONS WHO CAN AFFORD THE TOTAL LOSS OF THEIR INVESTMENT. SEE "RISK FACTORS".

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under the Prospectus.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Issuer and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement as referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Issuer by DuMoulin Black LLP, and on behalf of the Underwriters by McCullough O'Connor Irwin LLP, and certain Canadian tax matters will be passed upon by Thorsteinssons LLP, Vancouver, British Columbia. No person is authorized by the Issuer to provide any information or make any representations other than those contained in this Prospectus in connection with the issue and sale of the securities offered hereunder.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Certificates representing the Offered Shares will be available for delivery at the closing of this Offering. The Offering is subject to the sale of the Offered Shares on or before 42 days from the final receipt date of this Prospectus, unless consent is obtained from the regulatory authorities to extend the date. See "Plan of Distribution".

Unless otherwise noted, all currency amounts in this Prospectus are stated in Canadian dollars.

Underwriters:

CANACCORD CAPITAL CORPORATION
2200, 609 Granville Street
Vancouver, British Columbia V7Y 1H2
Phone: (604) 643-7300 Fax: (604) 643-7733

RAYMOND JAMES LTD.
2200 Cathedral Place, 925 West Georgia Street
Vancouver, British Columbia V6C 3L2
Phone: (604) 659-8000 Fax: (604) 659-8099

OCTAGON CAPITAL CORPORATION
4th Floor, 181 University Avenue
Toronto, Ontario M5H 3M7
Phone: (416) 368-3322 Fax: (416) 368-3811

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD - LOOKING STATEMENTS

Statements contained in this Prospectus that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of zinc and other metals; future projections of supply and demand of zinc and other metal, the estimation of mineral resources, the timing and amount of estimated future exploration and development including pre-feasibility studies; costs and timing of the exploration and development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mineral exploration and development, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Issuer to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to risks related to operations; actual results of current exploration activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore resources, the potential for future resources or reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals including permitting, delay or inability to obtain access agreements from local communities, financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled "Risk Factors" in this Prospectus. Although the Issuer has attempted to identify important factors that could affect the Issuer and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this Prospectus speak only as of the date hereof. The Issuer does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning the mining industry and the Issuer's general expectations concerning the mining industry are based on estimates prepared by the Issuer using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Issuer believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Issuer is not aware of any misstatements regarding any industry data presented herein, the industries involve risks and uncertainties and are subject to change based on various factors.

SUMMARY OF PROSPECTUS

The following is a summary of the principal features of this distribution and should be read together with the more detailed information and financial data and statements contained elsewhere in this Prospectus.

The Issuer:	Zincore Metals Inc. (the "**Issuer**") was incorporated under the *Business Corporations Act* (British Columbia) on September 21, 2005 and holds a portfolio of zinc properties located in Peru. The principal business of the Issuer is the exploration and development of the Accha-Yanque zinc property in Peru (the "**Accha-Yanque Property**") and the Issuer's other Peruvian properties, the Minascassa property, the Sayani property and four other blocks of exploration concessions (collectively with the Accha-Yanque Property, the "**Zinc Properties**"). The Issuer also intends to acquire additional zinc properties for exploration and, if warranted, development. See "General Development and Narrative Description of the Business".
The Offering:	The Offering will be comprised of 38,000,000 Offered Shares. This Prospectus qualifies the distribution of the Offered Shares.
Offering Price:	$0.50 per Offered Share.
Net Proceeds to the Issuer:	$17,830,000 See "Use of Proceeds – Funds Available".
Over-Allotment Option:	The Issuer granted to the Underwriters the Over-Allotment Option to purchase at the Offering Price up to 2,000,000 Over-Allotment Shares (approximately 5.23% of the Offered Shares sold pursuant to the Offering), exercisable for a period of 30 days from the date of listing of the common shares of the Issuer on a stock exchange. If the Over-Allotment Option is fully exercised, the cumulative proceeds from the public offering, Underwriters' Commission and net proceeds (excluding the balance of the expenses of the Offering estimated to be $275,000) to the Issuer will be $20,000,000, $1,235,000 and $18,765,000, respectively. This Prospectus qualifies the distribution of the Over-Allotment Option.
Underwriters' Commission:	The Underwriters will receive a commission equal to 6.5% of the gross proceeds of the Offering, payable in cash. The Underwriters will also receive that number of Underwriters' Warrants that is equal to 6.5% of the number of Offered Shares sold in the Offering, each Underwriters' Warrant entitling the holder thereof to purchase one Underwriters' Warrant Share for a period of one year from the date of closing of the Offering at the Offering Price. This Prospectus qualifies the distribution of the Underwriters' Warrants. Southwestern intends to purchase 2,000,000 Offered Shares. The Issuer will not pay Underwriters' Commission or issue Underwriters' Warrants in respect of the 2,000,000 Offered Shares of the Issuer that will be purchased by Southwestern pursuant to the Offering.
Use of Proceeds:	The Issuer intends to use approximately $7,958,000 of the net proceeds to pay for its Phase I program including exploration, resource drilling, preliminary engineering and metallurgical testwork as well as general and administrative expenses and costs of this Offering. Provided that upon conclusion of the Phase 1 program sufficient measured and indicated mineral resources are identified, satisfactory engineering and metallurgical studies and testwork results are achieved and the Issuer's qualified person under NI 43-101 recommends that the Issuer proceed with a pre-feasibility study,

approximately $1,150,000 of the net proceeds will be used for preparation of a pre-feasibility study on its Accha-Yanque Property. Additionally, funds will be used for exploration on the Issuer's other zinc properties, the evaluation and acquisition of new zinc mineral properties and general working capital. See "Use of Proceeds – Principal Purposes" for a more detailed discussion.

Corporate Strategy

The business strategy of the Issuer is to become a leading low-cost zinc producer with the initial objective of advancing its zinc properties to a development decision through a disciplined process of exploration, drilling and resource definition, and technical studies. Management believes the following factors contribute to its strategy:

- Its portfolio of zinc properties, which includes the 30 kilometre long Accha-Yanque Property. The Accha deposit on this property has a historical resource estimate, the Yanque deposit has an inferred resource estimate, and both deposits remain prospective for expansion through exploration and drilling. Management's objectives are to define the historical resources at the Accha deposit as current resources under NI 43-101, to expand these known resources and to increase and update the current inferred resources at Yanque. A number of other zinc mineral occurrences have been identified on the Accha-Yanque Property that along with the Minascassa and Sayani properties and other properties, provide immediate exploration opportunities.
- The amount of historical work completed on the properties enables an accelerated exploration program. Approximately $8.5 million has been spent historically on the Zinc Properties by the Issuer, Southwestern, partners and former owners for exploration, drilling, scoping studies and metallurgical testwork.
- The Issuer intends to use approximately $7,958,000 of the net proceeds to pay for its Phase I program including exploration, resource drilling, preliminary engineering and metallurgical testwork as well as general and administrative expenses and costs of this Offering. Provided that upon conclusion of the Phase 1 program sufficient measured and indicated mineral resources are identified, satisfactory engineering and metallurgical studies and testwork results are achieved and the Issuer's qualified person under NI 43-101 recommends that the Issuer proceed with a pre-feasibility study, approximately $1,150,000 of the net proceeds will be used for preparation of a Phase II pre-feasibility study on its Accha-Yanque Property which the Issuer has targeted to complete within 12 months.
- Reviews of historical Accha-Yanque metallurgical testwork indicate that the Accha-Yanque mineralization appears amenable to processing by solvent extraction and electro-winning (**"SX/EW"**).
- The exploration, technical and management teams and the Board have the skills and experience to advance the Issuer's projects, including significant Peruvian experience.

The Issuer is in a strong position to acquire additional zinc exploration opportunities due to its established office in Peru, the exploration data in China it has acquired from Southwestern and through the relationships the Issuer gains in Peru, China, and elsewhere from Southwestern, its major shareholder.

Selected, audited and unaudited financial information:

	For the period from April 1, 2006 to June 30, 2006 (1) (unaudited)	For the period from incorporation to March 31, 2006 (1) (audited)
Cash	$326,460	$241,257
Current Assets	$479,265	$253,516
Interests in Mineral Properties (2)	$2,530,516	$2,110,388
Total Assets	$3,070,974	$2,426,143
Total Liabilities	$3,400,627 (3)	$2,554,867
Net Loss	$200,929	$28,344

(1) Refer to the Issuer's financial statements attached to this Prospectus.

(2) Interests in mineral properties consist primarily of exploration expenditures and property acquisition costs.

(3) $3,140,634 of these liabilities, which consisted of debts to Southwestern, were converted in August 2006 to equity in the Issuer (see "Management Discussion & Analysis -Subsequent Events").

Resource Estimates: This Prospectus contains disclosure regarding historical resource estimates under the Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee ("**JORC**") of the Australian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Mineral Council of Australia ("**AUSIMM**"). These historical JORC resource estimates have not been reconciled to the mineral resource categories of National Instrument 43-101 "*Standards of Disclosure for Material Properties*" ("**NI 43-101**") and sufficient work has not been done to classify these historical estimates as current mineral resources. The Issuer believes these historical estimates may be relevant, however it has not done sufficient work to determine if these historical resource estimates can be relied upon. The Issuer also has NI 43-101 inferred resources on one of its properties.

Risk Factors: The securities of the Issuer are highly speculative due to the nature of the Issuer's business and the present stage of development of its properties. As all of the Issuer's current properties are in Peru, the Issuer is exposed to risks associated with Peru. The Issuer's activities are subject to the risks normally encountered in the mining exploration business. The Issuer's historical resources are subject to verification under NI 43-101 and should not be relied on at this stage. The economics of exploring resource properties are affected by many factors including the cost of exploration, the success of exploration, capital and operating costs, fluctuations in the market price of metals and government regulations relating to royalties, taxes, permitting and environmental protection. The Issuer has not generated revenue to date and this Offering is expected to provide sufficient financial resources to undertake at least the initial 18 months of its planned exploration programs. It will require additional funds to complete its exploration program, and if warranted, undertake any development of its properties and to acquire and explore additional properties. There is no assurance such additional funding will be available to the Issuer. Additional equity financings may result in dilution thereby reducing the marketability of the Offered Shares. The Issuer may become subject to liability for hazards against which it is not insured. The Issuer competes with other mining companies with greater financial and technical resources. Certain of the Issuer's directors and officers serve as directors or officers of other public and private resource companies, and to the extent that such other companies may participate in ventures in which the Issuer may participate, such directors and officers of the Issuer may have a conflict of interest. See "Risk Factors".

ELIGIBILITY FOR INVESTMENT

In the opinion of DuMoulin Black LLP, counsel to the Issuer, and McCullough O'Connor Irwin LLP, counsel to the Underwriters, based on legislation in effect as of the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the following statutes (and where applicable, the regulations thereunder) and in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, procedures or goals, and, in certain cases, the filing of such policies, procedures or goals, an investment in the Offered Shares would not be precluded under the following statutes:

Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Cooperative Credit Associations Act (Canada)
Financial Institutions Act (British Columbia)
Pension Benefits Standards Act (British Columbia)
The Insurance Act (Manitoba)
The Trustee Act (Manitoba)
The Pension Benefits Act (Manitoba)
Insurance Act (Alberta)
Employment Pension Plans Act (Alberta)
Alberta Heritage Savings Trust Fund Act (Alberta)
Loan and Trust Corporations Act (Alberta)
Loan and Trust Corporations Act (Ontario)
Trustee Act (Ontario)
Pension Benefits Act (Ontario)
Insurance Act (Ontario)

In addition, in the opinion of Thorsteinssons LLP, special tax counsel to the Issuer, provided the Offered Shares are listed on a prescribed stock exchange at the relevant time, then the Offered Shares will be "qualified investments" under the *Income Tax Act* (Canada) (the "**Tax Act**") and the regulations thereunder (the "**Regulations**") for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.

EXCHANGE RATE DATA

This Prospectus contains references to United States dollars ("**US$**") and Canadian dollars. The following table sets out, for each period indicated, the high and low closing exchange rates for one United States dollar expressed in Canadian dollars, the average of such exchange rates during such period (based on the average of the exchange rates on the last day of each month during the period), and the exchange rate at the end of such period based on the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Year	High	Low	Average	Close
2005	1.2703	1.1507	1.2083	1.1656
2004	1.3970	1.1775	1.2984	1.2034
2003	1.5750	1.2923	1.3916	1.2923

On October 25, 2006, the noon rate of exchange as reported by the Federal Reserve Bank of New York for the conversion of one United States dollar into one Canadian dollar was $1,1248 ($1.00 equals US$8890).

This Prospectus also contains references to the Peruvian nuevo sol ("S/") and Canadian dollars. The following table sets out, for each period indicated, the high and low closing exchange rates for one Peruvian nuevo sol expressed in Canadian dollars, the average of such exchange rates during such period (based on the average of the exchange rates on the last day of each month during the period), and the exchange rate at the end of such period based on the Bank of Canada noon buying rate.

Year	High	Low	Average	Close
2005	0.3391	0.3857	0.3679	0.3399
2004	0.3613	0.3953	0.3812	0.3673
2003	0.3774	0.4411	0.4029	0.3734

On October 25, 2006, the noon rate of exchange as reported by the Bank of Canada for the conversion of one Peruvian nuevo sol into one Canadian dollar was S/0.3487 ($1.00 equals S/2.8678).

GLOSSARY OF TECHNICAL TERMS

Conversion Factors

To Convert From	To	Multiply By
Feet	Metres ("**m**")	3.281
Metres	Feet	0.305
Miles	Kilometres ("**km**")	1.609
Kilometres	Miles	0.6214
Acres	Hectares ("**ha**")	0.405
Hectares	Acres	2.471
Grams	Ounces (Troy)	0.03215
Grams/Tonnes ("**g/t**")	Ounces (Troy)/Short Ton	0.02917
Tonnes (metric)	Pounds	2,205
Tonnes (metric)	Short Tons	1.1023

The following is a glossary of certain technical terms used in this Prospectus:

AAS - analytical method for accurate quantitative determination of precious metal content in assay sampling procedures.

Anomaly - having a geochemical or geophysical character which deviates from regularity; in the case of zinc for example, it refers to abnormally high zinc content.

Anticline - major fold structure in the rocks where two limbs dip away from the axial crest.

AUSIMM –Australian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Mineral Council of Australia.

Assay - in economic geology, to analyze the proportions of metal in a rock or overburden sample; to test an ore or mineral for composition, purity, weight or other properties of commercial interest.

Bedrock - solid rock underlying surficial deposits.

Cut-off grade - the lowest grade of mineralized material that qualifies as ore in a given deposit; rock of the lowest assay included in an ore estimate.

DD – diamond drilling is a variety of rotary drilling in which diamond bits are used as the rock-cutting tool and core is usually recovered.

Deposit - a mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

Dip - the angle at which a stratum is inclined from the horizontal.

DMS – dense media separation - A pre-concentration process which separates relatively light and heavy particles by immersion in a liquid of an intermediate density.

Fault - a fracture in a rock along which there has been relative movement between the two sides either vertically or horizontally.

Fold - a bend in strata or any planar structure.

Fracture - breaks in rocks due to intensive folding or faulting.

GPS- geographical positioning system.

Geophysical survey - the exploration of an area by exploiting differences in physical properties of different rock types. Geophysical methods include seismic, magnetic, gravity, induced polarization and other techniques, and geophysical surveys can be undertaken from the ground or from the air.

Grade - the amount of valuable metal in each tonne of ore, expressed as grams per tonne (g/t) for precious metals, as percent (%) for copper, lead, zinc and nickel.

Hectare - an area equal to 100 metres by 100 metres.

Host - a rock or mineral that is older than rocks or minerals introduced into it.

ICP-AES - inductively coupled plasma atomic emission spectroscopy used for the chemical analysis of aqueous solutions of rock and other materials.

ICP - Inductively Coupled Plasma Spectrometer.

IP – induced polarization surveys involve injecting electrical current into the ground, using a generator and transmitter, and measuring the decay of the "induced" currents (hence the term) when the current is turned off, using a receiver, which is a kind of voltmeter.

Inferred mineral resource - that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Intrusion - the process of emplacement of magma in a pre-existing rock. Also, the igneous rock mass so formed.

JORC - Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the AUSIMM.

Mineralization - the concentration of metals and their chemical compounds within a body of rock.

Mineral resource – a concentration or occurrence of material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Ore - a metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be mined at a profit.

Outcrop - an exposure of bedrock at the surface.

Pole-Dipole - an electrode array used in the induced polarization geophysical survey technique. The pole is one of the current electrodes and the measurements are taken with the dipole.

Ppm – parts per million.

RC – reverse circulation drilling uses down-hole hammer bits that recover cuttings of rocks.

Sediment - solid material that has settled down from a state of suspension in a liquid. More generally, solid fragmental material transported and deposited by wind, water or ice, chemically precipitated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

Silicified - the introduction of, or replacement by, silica, generally resulting in the formation of fine-grained quartz, chalcedony or opal, which may fill pores and replace existing minerals.

Strike - direction or trend of a geologic structure.

Sulphide - a group of minerals in which one or more metals are found in combination with sulphur.

SX/EW or solvent extraction and electrowinning - a mineral processing technique that refers to the recovery of a metal from an ore by means of acid leaching and organic extraction, combined with electro-chemical processes. The process involves leaching the material with a weak acid solution. This solution is recovered and then contacted with an organic solvent, referred to as the extractant, in the solvent extraction stage (SX). Here the metal (in this case zinc) is extracted away from the aqueous phase leaving behind most of the impurities that were in the leach solution. The zinc bearing organic phase is stripped of its zinc by contacting it with a strongly acidified aqueous solution at which time the zinc is moved to the aqueous phase while the organic phase is reconstituted in its hydrogen form. The metal-bearing aqueous phase is advanced to the electrowinning (EW) stage of the process while the barren organic phase is returned to the extraction stage of the process. Electrowinning refers to the recovery of a metal from an ore by means of electro-chemical processes. In the electrowinning stage of the process the zinc is reduced electrochemically from solution to a zinc cathode.

Universal Transverse Mercator or **UTM** - UTM is a metric coordinate system commonly used for mapping at scales of 1:50,000 or larger, based on a division of the earth into sixty 6-degree-wide zones. Each zone is projected onto a transverse mercator projection, and the coordinate origins are located systematically. Satellite imagery is usually supplied in UTM coordinates, for example, because it provides georeferencing at high levels of accuracy for the entire grid.

CORPORATE STRUCTURE

The Issuer was incorporated under the *Business Corporations Act* (British Columbia) on September 21, 2005 under the name "Peru Zinc Corporation". The Issuer changed its name to "Southern Zinc Corporation" on April 26, 2006 and subsequently to "Zincore Metals Inc." on June 5, 2006. The Issuer is currently a wholly-owned subsidiary of Southwestern. On August 23, 2006, the Issuer subdivided its one outstanding common share into 32,000,000 common shares.

The Issuer's head office and registered and records office is located at Suite 1650, 701 West Georgia Street, Vancouver, British Columbia V7Y 1C6.

Intercorporate Relationships

The corporate structure of the Issuer, its subsidiaries, the percentage ownership in such subsidiaries as the date of this prospectus and the jurisdiction of incorporation of such corporations as well as the ownership structure of the Issuer's Zinc Properties are set out in the following chart:


Zincore Metals Inc.
(British Columbia)
100%
Wari Minerals Ltd.
(Bermuda)
100%
Nazca Minerals Ltd.
(Bermuda)
0.01%
99.99%
Exploraciones Collasuyo S.A.C.
(Peru)(1)
100%
100%
100%
Accha-Yanque Property(2) (3)
Minascassa Property(2)
Sayani Property(2)

(1) Applications in respect to an additional seven concessions covering nine properties (approximately 6,300 hectares) have been submitted to the Peruvian government for approval.

(2) Consists of concessions acquired as part of the Restructuring by Southwestern of its Zinc Assets as defined and described under "History of the Issuer – Acquisition of Zinc Properties and Other Assets", title to the Puyani concession which the Issuer acquired through agreement with a third party and the concessions referenced in Note (3).

(3) Applications in respect to an additional 33 mining concessions covering approximately 30,000 hectares within the Accha-Yanque Property have been submitted to the Peruvian government for approval.

GENERAL DEVELOPMENT AND NARRATIVE DESCRIPTION OF THE BUSINESS

Corporate Strategy

The business strategy of the Issuer is to become a leading low-cost zinc metal producer with the initial objective of advancing its Zinc Properties to a development decision through a disciplined process of exploration, drilling and resource definition, and technical studies. Management believes the following factors contribute to the strategy:

- Its portfolio of Zinc Properties, which includes the 30 kilometre long Accha-Yanque Property. The Accha deposit on this property has an historical resource estimate (which is not a current resource under NI 43-101), the Yanque deposit has an inferred resource estimate and both deposits remain prospective for expansion through exploration and drilling. Management's objectives are to define the historical resources at the Accha deposit as a current resource under NI 43-101 current resources, to expand these known resources and to increase and update the current inferred resources at Yanque. A number of other zinc mineral occurrences have been identified on the Accha-Yanque Property that along with the Minascassa, Sayani and other properties, provide immediate exploration opportunities.

- The amount of historical work completed on the Zinc Properties enables an accelerated exploration program. Approximately $8.5 million has been spent historically on the Zinc Properties by the Issuer, Southwestern, partners and former owners for exploration, drilling, scoping studies and metallurgical testwork.

- The Issuer intends to use approximately $7,958,000 of the net proceeds to pay for its Phase I program including exploration, resource drilling, preliminary engineering and metallurgical testwork as well as general and administrative expenses and costs of this Offering. Provided that upon conclusion of the Phase 1 program sufficient measured and indicated mineral resources are identified, satisfactory engineering and metallurgical studies and testwork results are achieved and the Issuer's qualified person under NI 43-101 recommends that the Issuer proceed with a pre-feasibility study, approximately $1,150,000 of the net proceeds will be used for preparation of a Phase II pre-feasibility study on its Accha-Yanque Property which the Issuer has targeted to complete within 12 months.

- Reviews of historical Accha-Yanque metallurgical testwork indicate that the Accha-Yanque mineralization appears amenable to processing by SX/EW.

- The exploration, technical and management teams and the Board have the skills and experience, including significant Peruvian experience, to advance the Zinc Properties.

The Issuer is in a strong position to acquire additional zinc exploration and development opportunities due to its established office in Peru, the exploration data in China it has acquired from Southwestern and through the relationships the Issuer will gain in Peru, China, and elsewhere from Southwestern as a major shareholder.

History of the Issuer

Acquisition of Zinc Properties and Other Assets

Zinc Assets

The Issuer was incorporated as a wholly-owned subsidiary of Southwestern and commenced operation as a mineral exploration and development company following the restructuring (the "**Restructuring**") by Southwestern of its holdings of zinc properties, certain equipment (collectively, the "**Zinc Assets**") and other assets. The Accha-Yanque Property in Peru is the Issuer's material property for the purposes of NI 43-101 and is described in greater detail under the heading "Accha-Yanque Property, Peru" below.

In connection with the Restructuring, Minera del Suroeste S.A. ("**MISOSA**", Southwestern's indirect, wholly-owned subsidiary) transferred the Zinc Assets to Exploraciones Collasuyo S.A.C. ("**Collasuyo**", the Issuer's indirect, wholly-owned Peruvian subsidiary) pursuant to an agreement (the "**Framework Agreement**") dated effective December 27, 2005. Southwestern contributed funding to the Issuer and its subsidiaries for exploration and working capital purposes as well as funding to enable Collasuyo to pay MISOSA for the Zinc Assets. Finally, Southwestern contributed a copy of certain zinc-related geological, geochemical and geophysical exploration data (the "**Data**") in China to the Issuer pursuant to an agreement dated for reference June 1, 2006 (the "**Data Transfer Agreement**"). As the final major step in the Restructuring, the Issuer subdivided its issued share capital into 32,000,000 shares, all of which are held by Southwestern, and the outstanding liabilities payable by the Issuer to Southwestern (excluding liabilities under the Loan Agreement and Bridge Loan Agreement as hereinafter defined) were thereby converted into equity.

By agreement with a third party, separate from the Restructuring, Collasuyo also acquired a contiguous concession to the Accha-Yanque Property in Peru known as the Puyani concession.

In addition to the acquisitions of property described above, the Issuer has acquired, by staking, a further 36,300 hectares of zinc mineral exploration concessions in Peru. Of these, 33 concessions covering over 30,000 hectares are contiguous with the Accha-Yanque Property and have been added to that Property. The balance consists of five blocks containing nine concessions covering 6,300 hectares.

China Data

The Data Transfer Agreement covers an area of interest in the Yunnan Province in southwestern China. Southwestern's Boka Gold Property (approximately 240 kilometres north of the provincial capital of Kunming) is in the northwest corner of the area of interest, and is excluded from the area of interest. Under this Agreement, Southwestern retains the ownership of the Data and has the right to conduct exploration and acquire properties which host non-zinc targets in the area of interest. The Issuer has the right to use the Data to develop exploration programs for zinc and to acquire properties which host zinc targets within the area of interest.

Loan Agreement

Southwestern advanced $200,000 (the "**Loan**") to the Issuer as working capital and entered into a loan agreement with the Issuer dated for reference June 1, 2006 (the "**Loan Agreement**"). The Loan Agreement provided that the Loan could, at the option of Southwestern, be converted from time to time, in whole or in part, at maturity or before maturity, into shares of the Issuer at a price of $0.10 per share. The Loan was subsequently repaid in full, at the election of Southwestern, by the issuance of 2,000,000 shares on August 24, 2006.

Bridge Loan

The Issuer entered into an agreement as amended September 29, 2006 and October 17, 2006 (the "**Bridge Loan Agreement**"), with Southwestern whereby Southwestern agreed to provide a draw-down facility of up to an aggregate of $1,300,000 (the "**Bridge Loan**") to the Issuer for interim working capital pending completion of the Offering. Any amounts advanced under the Bridge Loan will bear interest at 7% per annum. The Bridge Loan and accrued interest are repayable, in cash, or at the election of the Issuer in shares at the Offering Price per share, upon the earlier of June 15, 2007 and 30 days following completion of the Offering. The full amount of the Bridge Loan was advanced prior to the date of this Prospectus. The Issuer has since repaid the principal amount of the Bridge Loan by the issuance of 2,600,000 shares. The accrued interest to the date of repayment has been paid in cash

ZINC INDUSTRY

Zinc Market Summary

The following summary of the zinc metals market is based in its entirety upon the following sources: (i) "The Market for Zinc – The Fundamentals Driving Change" by the International Lead and Zinc Study Group ("**ILZSG**") 2006; (ii) "World Zinc – Metal Market Insight" by CHR Metals Ltd April 14, 2006; (iii) "Base Metals Market Briefing" – by GFMS Metals Consulting April 2006 ("**GFMS**"), (iv) "Metal Prospects – Zinc Market Outlook – Q3 2006" by RBC Capital Markets ("**RBC**"), (v) Commodity Outlook – Steady As She Goes in 2006 – Macquarie Securities (USA) Inc., January 2006, and (vi) Fortis Metals Monthly, August 2006. All opinions, expectations and estimates contained in the following summary which are not specifically ascribed to management of the Issuer are solely those of the authors of the aforementioned reports and sources. See also "Cautionary Statement Regarding Forward Looking Information" and "Risk Factors".

Overview

Zinc provides the most cost effective and environmentally efficient method of protecting steel against corrosion. By prolonging the life of steel, zinc performs an invaluable service – it helps to save natural resources such as iron ore and energy and extends the life of steel goods and capital investments in steel such as homes, bridges, port facilities, power lines and water distribution, telecommunications and transportation infrastructure. Zinc is also an essential element that is indispensable for human health and for all living organisms.

Galvanizing has retained its position as the dominant end use for zinc. Brass and bronze remain the second most important end use demand and zinc based alloys remains the third largest segment. The demand for galvanized steel is sensitive to both the economic cycle and fuel prices.

The two most important consuming industries for zinc and galvanized steel are the construction industry and the automotive industry. ILZSG data show that 48% of zinc is used in construction and that a further 10% goes into public infrastructure. The automotive and transport industry uses approximately 23% of zinc as galvanized steel in the automotive sector which enables the use of thinner materials, reducing weight and improving fuel efficiency.

2005 Global Zinc Consumption by First-Use


Miscellaneous, 4%
Oxides and Chemicals, 11%
Die-casting Alloys, 16%
Galvanising, 45%
Brass, Semis and Castings, 16%
Rolled and Extruded Products, 8%

Source CHR Metals Ltd.

Market Segments for Zinc


Transport, 23%
Construction, 48%
Consumer Durables, 10%
Public Infrastructure, 10%
Industrial Machinery & Equipment, 9%

Source ILZSG

The zinc demand/supply situation is the key price driver. Demand is generally correlated to the cycle of global industrial production while metal supply follows investment trends in the industry and could be subject to phases of very rapid expansion or contraction. The metal-demand cycle is usually the initiator of the metal-price cycle, whereas supply responses to price changes come after time lags.

In 2005 the price of zinc increased 55% and had increased a further 102% by October 18, 2006. Price increases have been driven by several factors including positive supply/demand fundamentals, a shortage of zinc concentrates, a decrease in available stockpiles and investment flows into base metals.

10 Year Chart of LME Warehouse Stocks and LME Zinc Cash Price


1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
LME Stocks (tonnes)
$2.00
$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
LME Zinc Cash Price (USD/lb)
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
LME Warehouse Stocks
LME Zinc Cash Price

Source: Bloomberg

The International Monetary Fund recently released its bi-annual survey of the global economy. The organization expects that world GDP will expand by 4.9% this year, up from 4.8% in 2005. It expects that growth will remain close to that level in 2007. It is looking for a broad-based expansion with a much greater contribution coming from Japan and the European Economic Union. It highlighted a number of concerns – high oil prices, higher interest rates and global financial imbalances. However, these threats have been present for some time with little or no impact on global economic activity.

Supply and Demand

The zinc market has been in a deficit position in 2004 and 2005 totalling approximately 765,000 tonnes. This is evidenced by the marked drawdown in LME stockpiles as shown on the chart in the overview section. RBC expects growth in demand will outstrip new supply in 2006 and 2007. According to RBC, a modest surplus could develop in 2008, and prices would likely retreat as a result. However, with a

deficit forecast again for 2009, prices look set to remain well above long term averages throughout their forecast period.

Demand

World zinc demand increased between 1994 and 2005 to 10.7 million tonnes, recording a growth rate of about 3.6% per year.

Western world demand in that period for zinc rose to 7.4 million tonnes, corresponding to a 2.0% annual compound growth rate. This is in part due to high energy prices and poor economic growth in Japan, but also to a shifting of first use consumption to China. Looking to the future, CHR Metals forecasts a 5.4% world growth rate from 2000 through 2015 with emerging markets driving demand at a growth rate of 13.8%.


Zinc Demand Growth
World CAGR = 5.4%
Emerging Mkts CAGR = 13.8%
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2000 2001 2002 2003 2004 2005 2006E 2007E 2008E 2009E 2010E 2011E 2012E 2013E 2014E 2015E
Western World
Emerging Markets
Source: CHR Metals Ltd.
CAGR=Compounded Annual Growth Rate

China has emerged as the largest consumer of zinc, accounting for 23% of global demand in 2005. Chinese consumption of zinc matches the trends for aluminum and copper consumption, with a continuous acceleration in demand dating back to the early 1980s. From 1994 through 2005 Chinese demand increased 11.8% per year. In 2004, Chinese demand for zinc increased 22% and in 2005 by 12%.


Global Zinc Consumption by Region
2005
North America, 14%
Europe, 27%
Africa, 2%
China, 27%
Oceania, 3%
Other Asia, 23%
2015E
North America, 12%
, 4%
Europe, 23%
Africa, 2%
Oceania, 2%
China, 34%
Other Asia, 24%

Source: CHR Metals Ltd.

China is an important factor in the zinc market as it has moved from being a significant exporter to a significant importer of zinc. The unprecedented industrialization and development in China has spurred demand principally in the construction and transportation areas. As western world consumption growth has matured and remains tied to changes in industrial production, the development of the emerging Asian countries has been a major source of demand for all industrial metals.


China Refined Zinc Net Exports
Tonnes (000)
600
500
400
300
200
100
0
-100
-200
-300
-400
1998
1999
2000
2001
2002
2003
2004
2005
2006E
2007E
2008E
2009E
2010E
2011E
2012E
2013E
2014E
Source:CHR Metals Ltd.

According to GFMS, the vast majority of the Chinese indicators that they track point to a continuation of the 9% GDP and 15%+ industrial production growth. When strong growth in India, the Association of Southeast Asian Nation countries and Russia/Eastern Europe is taken into consideration, the demand environment is unusually encouraging for this stage of the commodity price cycle. In addition, governments' ability to manage and thereby to extend the cycle has improved considerably since the late 1980s.

Risks to demand include substitution due to price sensitivity and a change in world and Asian growth rates.

Supply

Supply is made of two main sources, primary mine supply and secondary recycling supply. About 70% of the refined zinc is produced from primary rather than secondary sources. Since 1990 the proportion of zinc produced from secondary sources in the western world has remained stable at around 30%.

Primary supply for zinc generally occurs from concentrates produced at mines which are transported to refineries for processing into zinc metal. Compared to the other major base metals, zinc deposits are typically smaller and have a correspondingly shorter life. A feature of the zinc market over the last few years has been a structural shortage of zinc concentrates to feed the refineries. This factor has been a major contributor to the lack of growth of refined zinc and is evidenced by the historically low treatment charges being offered by the refineries. Despite the higher prices there is still only a modest amount of new capacity on the horizon and many of the projects under consideration have a high degree of political risk associated with them.

World zinc mine and zinc metal production have averaged annual growth of around 2% and 3% per year respectively since 1990. If the western world alone is considered, zinc mine output has grown on average by 1.3% and metal production by 1.8% over the same period.

These trends confirm that China is the factor driving both production of zinc in concentrate and zinc metal, powered by an annual growth in zinc mine production of 8.1% a year since 1990. In the western world Peru has grown in importance as a source of zinc in concentrate (accounting for 19% of western world zinc concentrate production in 2004 compared with 11% in 1990) while Canada has declined in importance (from 22% of production in 1990 to 12% in 2004). Australia has retained its dominance as the western world's largest source of zinc in concentrate (accounting for 20% of mine production in 2004 compared with 16% in 1990).

Global Zinc Production by Region


2005
North America, 18%
Europe, 11%
Oceania, 14%
Other Asia, 12%
China, 26%
Africa, 4%
2015E
, 16%
Europe, 10%
Oceania, 12%
Other Asia, 13%
China, 35%
Africa, 3%
North America, 13%

Source: CHR Metals Ltd.

Market Balance

Higher zinc prices are encouraging mine restarts and new mine developments. New sources of supply are required to meet demand growth. Macquarie Securities (USA) Inc. indicates that while mine production has returned to growth in 2005, much of the forecast production increases beyond 2006 will come from 'probable/possible' projects rather than committed projects. Progress to date on many of these projects has been slow.

CHR Metals Ltd. has analyzed expansions to existing zinc operations, projects with a development commitment and other zinc projects that are currently being studied and assessed on their likelihood for development. Their analysis indicates that, in addition to projects that are either committed for development or ones that they consider likely to be developed, a supply gap remains beyond 2008 that would need to be satisfied by additional projects.

Zinc Supply/Demand Projections


15,000
14,000
13,000
12,000
11,000
10,000
9,000
8,000
tonnes (thousands)
Supply/Demand Gap
Supply from Likely Projects
Supply from Committed Projects
Supply from Existing Mines and Secondary Sources
World Demand
2006E
2007E
2008E
2009E
2010E
2011E
2012E
2013E
2014E
2015E

Data Source: CHR Metals Ltd.

PERU AND THE PERUVIAN MINING INDUSTRY

The following is based on the Issuer's understanding of Peru and applicable Peruvian laws. In providing these disclosures, the Issuer primarily relied upon the following publicly available sources believed by the Issuer to be accurate: (i) Peruvian government publications, such as "Peru - Legal Framework " prepared by the Peruvian Investment Promotion Agency and "Reference Plan for Mining 2000 - 2009," for legal, investment and mining industry information, and (ii) the Central Reserve Bank of Peru, the Peruvian Institute for Statistics and Information, the Ministry of Energy and Mines, the National Mining, Petroleum and Energy Society, and the Office of the Superintendent of Customs, for currency information.

Geographical Location and Population

Peru has a population of approximately 27.2 million and covers a geographic area of approximately 1.3 million square kilometres on the western coast of South America. Peru borders Bolivia, Brazil, Chile, Colombia and Ecuador. Lima is Peru's capital and principal city and has a population of approximately 7.0 million.

Current Central Government

Peru is a democratic republic government governed by an elected president, who serves a five-year term, and an elected congress. Peru's constitution was initially approved by a national referendum held on October 31, 1993. On November 4, 2000, the constitution was amended to prohibit the president from serving consecutive terms. The Congress is also elected for five-year terms and is the body in charge of passing the main laws of Peru. New presidential and parliamentary elections occurred in 2006. Mr. Alan García, the leader of the American Popular Revolutionary Alliance (the "**APRA**") party, a social democrat and previously president of the country from 1985 until 1990, was elected President for the 2006 – 2011 period. Mr. Garcia took office on July 28, 2006. In his inaugural speech, Mr. Garcia revealed his intention to attract more investment and maintain the current macro-economic fundamentals. The APRA does not hold control of Congress.

Mining Concessions

Under Peruvian law, the right to explore for and exploit minerals is granted by the government by way of concessions. A Peruvian mining concession is a real right, independent from the ownership of surface land on which it is located, even when both belong to the same person. There are no restrictions or special requirements applicable to foreign companies or individuals regarding the holding of mining concessions in Peru unless the concessions are within 50 kilometres of Peru's borders. None of the Issuer's concessions are so located. The rights granted by a mining concession can be defended against possible claims by third parties, transferred, or sold. In general, a mining concession may be the subject of any transaction or contract. The basic unit for newly claimed mining concessions is 100 hectares. Buildings and other permanent structures used in a mining operation are considered real property additions to the concession.

The application for a mining concession involves the filing of documents before the mining administrative authority. The mining concession boundaries are specified in the application documents, with no requirement to mark the concession boundaries in the field since the vertices of the concession are fixed by UTM coordinates. Because the location of the concession is not dependent on the location of markers placed on the ground, it is not necessary to do a land survey to legally describe the locations of concessions.

In order to develop exploration or exploitation activities, the holder of a mining concession must purchase the surface land required for the project or reach agreement with the owner for its temporary use. If this is not possible, a legal easement may be requested from the mining authorities however such easements have been rarely granted in recent years.

Mining concessions are irrevocable as long as their holders comply with the annual fee ("**vigencias**") of US$3.00 per hectare and any penalties by June 30th of each year. The concession holder must sustain a minimum level of annual commercial production of US$100 per hectare in gross sales within six years following the grant of the concession. If the concession has not been put into production within that period, then the concession holder must make an additional payment ("**Penalty**") of US$6.00 per hectare for the 7th through 11th year following the granting of the concession, and of US$20.00 per hectare thereafter. The concession holder may be exempted from the Penalty if the investment made during the previous year was 10 times the Penalty (i.e., US$60 per hectare per year 7 through to 11).

Environmental Permitting

Currently in Peru, each stage of mining activities requires some type of authorization or permit, beginning with the obligation to submit an application for an environmental permit for initial exploration (source: "*Reglamento Ambiental para las Actividades de Exploración Minera*" or "Environmental Regulation of Exploration Activities" issued by the Ministry of Energy and Mines on November 25, 1998) and continuing with evaluations such as public hearings and the EIA Environmental Impact Assessment for exploitation. The Peruvian state is now involved with all title holders and projects, from the granting of a mineral right and starting exploration to sustaining the environment and maintaining an open dialogue with the respective communities.

In Peru, for the purpose of permitting, exploration activities are classified in three categories, according to the intensity and area of disturbance that will be caused. Approval for work is granted by the Ministry of Energy and Mines (the "**MEM**").

Category A: Activities that cause little or no surface disturbance fall into this category. Examples of such activities include geological mapping, geophysical surveys, topographic surveys, and small scale sampling. No permit is required.

Category B: Activities that generate effluents or waste capable of degrading the environment and that involve the disturbance of up to ten hectares, or twenty drill sites fall into this category. An application must be filed with the MEM that includes the following: a simple form describing the work to be done; a work program; environmental control proceedings; and the environmental remediation plans.

Category C: Activities that generate effluents or waste capable of degrading the environment and that involve the disturbance of more than ten hectares, or more than twenty drill sites fall into this category. Underground exploration workings such as tunnelling in excess of fifty meters long would also be included. It is necessary to file an Environmental Assessment and obtain its approval by the MEM.

Mining Royalties

In accordance with the Law Nº 28258 and its amendment, published in June 2004, and in force since June 25, 2004, concession holders must pay a mining royalty as consideration for the extraction of mineral resources. The mining royalty is payable monthly on a variable cumulative rate of 1% to 3% of the value of the ore concentrate or equivalent, calculated in accordance with price quotations in international

markets, subject to certain allowable deductions such as indirect taxes, insurance, freight and other specified expenses. The mining royalty payable is determined based on the following rates and spans: (i) under US$ 60 million of annual sales of concentrates: 1%; (ii) in excess of US$ 60 million and up to US$ 120 million of annual sales: 2%; and (iii) in excess of US$ 120 million of annual sales: 3%. Failure to pay the mining royalty originates a fine equivalent to 10% of the unpaid amount plus interest calculated as of the due date and until the regularization date. For this purpose, a monthly 1.5% rate would apply on the royalty and the fine. The amount paid as mining royalty is considered a cost for income tax purposes.

Laws Regarding Stability Agreements

Foreign investors and local enterprises receiving investment may execute juridical stability agreements ("JSAs") with the government of Peru provided that certain requirements are met and minimum investments, in the case of companies with mining activities, of US$ 10 million are made. The JSA agreement guarantees stability for a term of ten years with respect to (i) the income tax regime (for foreign investors and local enterprises), (ii) the currency exchange regime, including free availability of foreign currency and free remittance of capital and profits abroad (only for foreign investors); (iii) non-discrimination (for foreign investors and local enterprises); and (iv) the labour contracting regime (only for local enterprises). Additionally local enterprises conducting mining activities may execute mining JSAs for 10 or 15 year terms provided that certain minimum production or investment commitment is assumed. These JSAs provide the same stability features as described above and in addition permit free trade of mineral production, internally and externally, and providing administrative stability respecting validity fees, penalties and other mining related fees.

Taxes

Income Tax

The jurisdictional criteria utilized for determining the applicability of income tax in Peru are both the domicile of the taxpayer and the source of the income. Peruvian nationals and foreigners residing within the country, legal entities incorporated in Peru and local permanent establishments of foreign entities are considered as domiciled taxpayers. Non-domiciled taxpayers are subject to Peruvian income tax only on the Peruvian source income. Domiciled issuers are taxable on their worldwide source income except in the case of permanent establishments of foreign entities which are subject to income tax only on their Peruvian source income.

Expenses incurred in the generation of revenues or in maintaining its source are generally deductible for determining the corresponding tax base for income tax purposes. Domiciled companies are generally subject to corporate income tax levied at a rate of 30% with additional taxes or withholding taxes on dividends and interest payments. Peruvian domiciled taxpayers are generally entitled to carry forward at least a portion of the tax losses sustained in previous fiscal years to offset taxable income earned in subsequent fiscal years.

Other Taxes

Peru also has a financial transactions tax of 0.08% on all transactions in the Peruvian banking system, an assets tax of 0.6% over a company's net assets in excess of approximately US$ 1.5 million, based on its prior year's balance sheet. These are temporary taxes in force until December 31, 2006 however they could be extended for a subsequent period.

IGV Early Recovery Regime

Holders of mining concessions who have not initiated operations (exploration companies) have the right to qualify for the early recovery of the IGV (19%) they pay on all the purchases of goods and services they perform in the country as well as on the construction services they receive and imports they make, which are related to exploration projects with at least committed expenditures of US$500,000 approved by the Ministry of Energy and Mines.

In order to seek the early recovery of IGV, an investor must, among other requirements, enter into an Exploration Investment Agreement with the government. Currently, this regime is in force until January 8, 2007, but there are bills in Congress seeking its extension up to the year 2012.

Voluntary Contributions

Approximately forty mining companies have very recently agreed to make voluntary monetary contributions to the welfare of Peru's poor totalling US$ 775 million over five years. There has been no expression by the Peruvian government of any intention to expand this voluntary contribution to exploration companies.

ACCHA-YANQUE PROPERTY, PERU

An independent qualifying report (the "**Technical Report**") on the Accha-Yanque Property entitled "Technical Report, Southern Zinc Corporation, Accha Zinc Belt Project, Department of Cusco, Peru" has been authored by L.D.S. Winter, P. Geo., dated August 31, 2006 and revised October 2, 2006. The Technical Report is available for review under the Issuer's profile on the SEDAR database at www.sedar.com. A copy of the Technical Report may also be inspected during distribution of the Offered Shares being offered under this Prospectus and for 30 days thereafter at the corporate head office of the Issuer at Suite 1650, 701 West Georgia Street, Vancouver, British Columbia V7Y 1C6, during normal business hours.

The following disclosure relating to the Accha-Yanque Property has been derived from the Technical Report.

The Accha-Yanque Property

The Accha-Yanque Property consists of a number of concessions over a 30 kilometre distance in Southern Peru. At the north end of the property is the Accha (Titiminas) area and at the south is the Yanque area. A number of zinc prospects with limited prior exploration occur between these two deposits.


72°
14°
N
Santo Tomas River
Accha
ACCHA
DEPOSIT
Velille River
CAPAYOCC
TOCCO TOCCO
AZULCANCHA
SAYACC-UCHUY
SUSTO
COLLPA
YURAC
OSCOLLO
SULLCA
CHURIRE
MINASCCASA
PUYANI
YANQUE
DEPOSIT
Zincore exploration concession
Quartz feldspar porphyry
Apurimac batholith
Puno Group; sediments
Ferrobamba Formation; limestone
Mara Formation; sediments
Zinc prospect
Zinc deposit
0
5
10
kilometres

WESTERN ZINC BELT
ACCHA-YANQUE ZINC BELT PROJECT
FIGURE 5
August 31, 2006

Source: Southwestern Resources Corp. 2006

Property Description and Location

The Accha-Yanque Property contains 23 mining exploration concessions and 33 claims covering approximately 45,000 hectares held 100% indirectly by the Issuer through its 100% owned Peruvian subsidiary Collasuyo. The 33 claims are under application to the Peruvian government to become concessions.

The Accha-Yanque Property is located approximately 170 kilometres by road and 70 kilometres by air south of the City of Cusco, Peru in the Cordillera of southeastern Peru, approximately 100 kilometres northwest of the Tintaya Copper/Gold Mine. The Accha-Yanque Property lies within Ingemmet Map Sheets 28R and 28S at 13°-58'S latitude, 71°-54'W longitude.

No work commitments are required to hold the concessions, however, in general a "vigencias" payment of US$3.00 per hectare is required regardless of how long the concession is held. After the sixth year, if a minimum production has not been achieved or a minimum of US$60 per hectare in exploration expenditures has not been incurred, then a penalty payment from years 7 through 11 inclusive of US$6.00 per hectare is payable. The vigencias and any penalty payment are payable between January 1 and June 30 of each year. All vigencias and penalty payments required to be paid by June 30, 2006 to maintain the validity of all concessions of the zinc properties have been made.

In 2007, the Issuer would be required to pay, in addition to the vigencias, penalties of US$20,000 for each of Accha concessions #3, #4 and #5 and US$6,000 for Puyani if there were no exploration expenditures in 2006. If the drilling program proceeds as planned in 2006, there could be no penalty payments for these concessions in 2007.

There is a 2% net smelter return royalty payable to a third party on the Puyani concession, that Collasuyo has the right to purchase at any time for US$ 1 million (the "**Puyani NSR**"). In addition, a royalty of between 1% and 3% of the value of the ore concentrate or equivalent extracted from any Peruvian property, calculated in accordance with price quotations in international markets, must be paid to the Peruvian government. The mining royalty payable is: (a) 1 % for annual sales of concentrates under US$ 60 million; (b) 2 % for annual sales of concentrates from US$ 60 million to US$ 120 million; and (c) 3 % for annual sales of concentrates in excess of US$ 120 million.

There are no overrides, back-in-rights, or other payments, agreements or known environmental liabilities to which the Accha-Yanque Property is subject.

The Accha-Yanque Property area is located in the high Andes Mountains at an elevation of 3,500 metres to 4,400 metres above sea level. This is the high alpine region, and is characterized by rugged mountain peaks, rocky landscapes and steep talus slopes barren of vegetation with intervening areas of more gently rolling tundra-like sectors.

The northern end of the Apurimac batholith forms a "U" shape, opening to the south with the Accha deposit in the Titiminas Area being adjacent to the northern apex of the batholith. The other concessions comprising the Accha-Yanque Property are located along the western and eastern edges of the batholith. The "Western Zinc Belt" extends for a distance of approximately 30 kilometres on a trend of 210° (S30°W) from the Titiminas Area while the "Eastern Zinc Belt" trends south-southeast from Titiminas. The exploration projects in the Western Zinc Belt include Azulcancha, Capayocc, Alcatraz, Puyani and Yanque-Dolores while targets in the Eastern Zinc Belt include the Gorrion and the Atenas Areas.

There are no mine workings, tailings ponds, waste disposal areas or natural features of significance or improvements in the area.

Savage Resources Ltd. ("**Savage**"), and later, Pasminco Limited ("**Pasminco**"), which acquired Savage, evaluated the Property between 1998 and 2001. Two historical resource estimates under the AUSIMM JORC standards were calculated for the Titiminas Area using differing assumptions. Kvaerner Metals ("**Kvaerner**"), under engagement to Savage calculated in 1999 an indicated mineral resource of approximately 7.0 million tonnes grading 8.9% zinc and an inferred mineral resource of 1.8 million tonnes grading 8.9% zinc. In 2000, Pasminco calculated an indicated mineral resource of approximately 3.8 million tonnes at 8.9% zinc and 1.0% lead and an inferred mineral resource of 2.0 million tonnes

grading 11.4% zinc and 1.9% lead under more conservative assumptions. These historical JORC resource estimates have not been reconciled to the mineral resource categories of NI 43-101 and sufficient work has not been done to classify these historical estimates as current mineral resources. The Issuer believes these historical estimates may be relevant however has not done sufficient work to determine if these historical resource estimates can be relied upon. The Issuer is not treating these historical estimates as current mineral resources as defined by NI 43-101 and they should not be relied upon.

An inferred mineral resource of 6.6 million tonnes at an average grade of 5.3% zinc and 3.5% lead for the Yanque deposit based on the RTZ Mining and Exploration Limited ("**RTZ**") data has been calculated by the writer of the Technical Report. See "Mineral Resources" for additional information respecting the calculation of the inferred mineral resource.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Accha-Yanque Property area can be reached by a good quality gravel road 165 kilometres south from Cusco to Pumapuquio then by a single track road to the site. The Accha-Yanque Property area can also be accessed by road, 400 kilometres north from Arequipa. The section from Arequipa to Yauri (289 kilometres) is a relatively well-built and well-maintained coarse surfaced road in comparison to the remaining roads to the property, which are narrower and poorly maintained.

The Southeastern National Power Grid, a 138-kV transmission line that supplies power from a substation near Cusco to the Tintaya mine, goes through the small town of Combapata located 60 kilometres east of the Project area. A rail line and all weather gravel road also pass along this corridor to the east.

The climate at the elevation of the Accha-Yanque Property can be extreme, ranging in temperature from -20° Celsius to +20° Celsius. A rainy season in the summer months from November to April makes travel more difficult during this period, however, it is possible to work year round.

The Accha-Yanque Property area is located in the high Andes Mountains at an elevation of 3,500 metres to 4,400 metres above sea level. This is in the high alpine region, which is characterized by rugged mountain peaks, rocky landscapes and steep talus slopes barren of vegetation with intervening areas of more gently rolling tundra-like sectors.

History

Titiminas Area

MISOSA acquired title to three concessions in the Accha-Titiminas Area in 1994. MISOSA agreed to transfer title to these concessions in 2005 to Collasuyo. The property is located on Cerro Titiminas, meaning "lead mine". Initial work consisted of surface sampling and mapping which identified the Titiminas Zone, the Titiminas West Zone, the Titiminas North Zone, the Camp Zone and the Titiminas Southwest Zone. All zones consist of smithsonite and zinc silicate mineralization in carbonates.

In September 1995, MISOSA signed an agreement with Cominco Ltd. ("**Cominco**") granting Cominco the right to earn a 50% interest in the Accha concessions (Titiminas Area) by producing a bankable feasibility study and by making cash payments of US$ 1.25 million. In 1995-1996, Cominco constructed a road to the property and carried out a program of exploration including 900.7 metres of diamond drilling in five holes. This work established the continuity of the zinc-lead mineralization down dip and showed that there were several zones of zinc oxide mineralization. Cominco terminated the agreement in 1997.

In May 1998, MISOSA signed an agreement with Savage granting Savage the right to earn a 51% interest in the Accha concessions by spending US$ 5 million over a four-year period. Savage could earn a further 19% interest (total 70%) by funding a feasibility study and providing all financing guarantees. In 1999, Savage was acquired by Pasminco. In 2001, the agreement was terminated when Pasminco experienced financial difficulty. The most significant work on the Accha-Yanque Property, which consisted of trenching, reverse circulation drilling and diamond drilling, was completed by Savage/Pasminco.

Azulcancha Area

The Azulcancha Prospect is located 11.5 kilometres southwest of the Titiminas Area and was discovered by MISOSA during a regional prospecting program in February 2003. On surface, silicified Ferrobamba limestones containing stringers of zinc-rich ankerite were observed. Subsequently, trenching followed by a small drilling program were carried out in 2004 and 2005 respectively.

Capayocc Area

The Capayocc Area is located 16 kilometres southwest of the Titiminas Area and about 6.5 kilometres west of the Azulcancha Prospect. There are a number of mineralized zones containing zinc oxides hosted in Ferrobamba limestone. Several old workings are present at Capayocc and it appears that these were excavated for their silver content. Gossanous, zinc oxide-rich material is exposed in several places and trenching in 2004 showed the zone to be at least 500 metres in length. A limited drilling program was completed in late 2005 on this zone.

Caja and Yurac Areas

In 2003 MISOSA sampled the Caja and Yurac Areas, 22 kilometres southwest of the Titiminas Area. Ferrobamba limestone units have been intruded by small quartz-feldspar and feldspar-hornblende porphyry dykes/stocks and zinc oxide mineralization of economic interest occurs as replacement type mineralization and in fault-hosted zones.

Puyani Area

Cerro Puyani, in the Puyani Area, is located approximately 7.5 kilometres east-northeast of the Yanque mineralization (25.5 kilometres southwest of the Titiminas Area). Here, various zinc oxide occurrences have been identified in the Ferrobamba Formation. In the adjacent Oscollo Area MISOSA did limited surface sampling in 2003. The Puyani concession is subject to the Puyani NSR.

Yanque – Dolores Area

The Yanque Area is approximately 15 kilometres southwest of Capayocc and 30 kilometres southwest of the Titiminas mineral deposit. In the 1990's the concessions comprising the Yanque Area were held by RTZ. In 1995 and 1996, RTZ carried out an exploration program that consisted of prospecting, geochemical rock and soil sampling, stream sediment sampling, geological mapping and diamond drilling. MISOSA acquired the Yanque area in 2000 when RTZ failed to renew the concessions.

The Dolores concessions are immediately adjacent to the east of the Yanque Area. In 2003 MISOSA sampled the Churire and Minascassa zinc oxide showings in Ferrobamba limestones within the Dolores 1 concession, which is adjacent, to the west of the Apurimac batholith. Zinc-lead values of economic interest were obtained from the surface sampling.

Geological Setting

A major regional carbonate basin of Triassic-Cretaceous age, the Pucara Basin which extends for over 1,500 kilometres in southern Peru is a major lead-zinc metallogenic province that is host to numerous economic mineral deposits. The Accha-Yanque Property is located at the southern end of the Pucara Basin.

The basal units in the region belong to the Jurassic-Cretaceous Yura Group consisting of black shales, quartzites and minor limestones of the Soraya Formation and red bed shales of the Mara Formation. These rocks are broadly contemporaneous with the Chicama and Goyllarisquizga Groups of central Peru. These units are unconformably overlain by the Middle to Upper Cretaceous Ferrobamba Formation consisting of micritic and bituminous silty limestones (about 500 metres thick at Accha). These rocks are the host for zinc mineralization in the Accha-Yanque Property as well as copper skarn mineralization in the area. The Mesozoic rocks have been intruded by diorite-granodiorite of the Apurimac batholith believed to be Oligocene in age. The nearest intrusion to the Titiminas prospect is about 4 kilometres to the south. Puno Group sandstones and conglomerates of probable Oligocene-Miocene age are more than 1.5 kilometres thick in the region, and unconformably overlie the Mesozoic rocks.

The fold-thrust belt in the Cusco region has a regional northwest-southeast structural grain, developed by early-mid Tertiary northwest-southeast compression. The Accha-Yanque Property region is characterized by a major swing of the structural grain from northwest-southeast to east-west. This is due to the presence of a major crustal-scale Mesozoic-Tertiary intrusive complex (Apurimac Batholith) in the area and a crustal-scale easterly-trending basement structure. The two structures may be genetically linked.

Exploration

The initial work at Titiminas was carried out by MISOSA followed by Cominco, Savage and Pasminco. The Titiminas, Camp and Titiminas West prospects were mapped at a scale of 1:2,500. A regional 1:10,000 geological compilation was also created and a total of 201 rock chip samples were taken during the mapping program. A total of 4,643 soil samples taken on the Accha property outlined the Titiminas, Camp, Titiminas Southwest and Titiminas West zones. In addition, a broad anomaly north of Titiminas (Titiminas North) and another anomalous zone 4 kilometres west of Titiminas West were identified by this survey. A total of 26 stream sediment samples were also taken over the property.

Cominco trenched several of the gossanous outcrops in 1995 and Savage retrenched and resampled seven trenches for a total of 800 metres sampled. Continuous channel samples over two metre intervals were taken in all trenches. In total, 1,355 samples were analyzed from 1,073 metres sampled in the two trenching programs.

Three different geophysical surveys have been completed over the Accha-Yanque Property to aid in the definition of mineralization and structure.

In September 1999, seven traverses, of 100 metre Pole-Dipole IP surveying, were completed by Val d'Or Geofisica (Peru) S.A. (**"Val d'Or"**) for a total distance of 17.4 line-kilometres. The IP survey was undertaken to detail the known mineralization and also detect and define chargeability and resistivity anomalies associated with mineralization and structure.

In April 2000, Val d'Or undertook a ground GPS/Magnetometer survey over the Titiminas prospect for a total of 101 line-kilometres. The principle objective of the ground magnetic survey was to look for a deep magnetic source under the area of mineralization that might be a heat engine or source for mineralizing fluids. Additionally the magnetic data could aid in the definition of structures throughout the area.

In the 1990's the Yanque Area was held by RTZ. In 1995 and 1996, RTZ carried out an exploration program that consisted of prospecting, geochemical rock and soil sampling, stream sediment sampling, geological mapping and diamond drilling.

MISOSA carried out a program of regional prospecting and sampling in 2003 extending southwest from the Titiminas Area to the Yanque Area. This program was continued in 2004 and in addition, trenching, sampling and preliminary mapping in the Azulcancha, Capayocc, Alcatraz and Dolores Areas were completed. A total of 94 samples were collected from the areas with samples generally having sample lengths of one metre to two metres. Zinc and lead values showed a wide range from less than 100 parts per million to high values of over 30% for both lead and zinc. In the northern areas, samples were generally zinc-rich while in the southern Dolores Area samples generally showed a lead-zinc ratio close to 1.

Mineralization

All of the known areas of mineralization from the Yanque Area in the southwest through to the Titiminas Area, as well as the two showings on the eastern side of the batholith, show very similar gossaniferous, zinc-lead oxide type mineralization.

Originally, the Titiminas zinc-lead mineralization was considered to be of the Mississippi Valley Type ("**MVT**") in which the original primary minerals were zinc and lead sulphides. The current gossaniferous material containing mainly oxides, carbonates and silicates was thought to have been produced by supergene surface weathering processes of the primary sulphides. However, as work on the mineralized zone progressed and comparisons were made to other similar zinc oxide type deposits, the MVT model was brought into question. It is now considered that the Accha-Yanque Property mineralization is of the zinc oxide type as represented by the Skorpion deposit of Anglo American Corp. in Namibia and the Vazante deposit in Minas Gerais State, Brazil for example.

In the Titiminas Main Zone, gossans rich in zinc carbonates, silicates and oxides are exposed at surface over an area measuring about 300 metres by 100 metres. Drilling shows that the oxide mineralization is continuous along strike for 500 metres and to at least 200 metres below surface. Mineralization is hosted by a dark grey laminated and bituminous silty limestones 100 metres to 150 metres thick near the middle of the Ferrobamba formation. Mineralization is commonly contained within stratabound breccias. The total thickness of the brecciated sequence varies from 50 metres to 100 metres, while individual breccia hosts are continuous over five metres to 20 metres.

Due to the intense oxidation and iron-oxide development in surface outcrops at Accha, the primary mineral textures are difficult to decipher. Outcrops of the mineralized sequence generally indicate one of three textural styles: (a) fluid over-pressuring, (b) replacive mineralization, or (c) open-space mineralization. Textures which indicate fluid pressure are paragenetically older and may have nothing to do with the mineralization except in the preparation of the host rocks by upgrading porosity – permeability. Both replacive and open-space filling textures are associated with zinc mineralization.

Titiminas is located close to the hinge of an anticlinal dome structure which plunges abruptly to the east at about 50°, but more gently to the west. The southern limb of the anticline dips at about 55° to the SSW, while the northern limb has been truncated and down-faulted by an east-trending fault system. Within the dome, mineralization appears to be restricted between two thrust zones and the mineralization appears to pinch out when the thrusts merge, suggesting a structural control to the mineralization.

Intrusive rocks are associated with zinc mineralization in some areas, mineralization is spatially associated with the Apurimac batholith and associated minor elements (arsenic, thorium, molybdenum and strontium) are typically considered to be related to granitoid rocks.

In addition to the Titiminas Area, zinc-oxide mineralization has been recognized at Azulcancha, Capayocc, Alcatraz, Puyani, Dolores-Minascassa and Yanque Areas in the Western Zinc Belt and at Atenas and Gorrion in the Eastern Zinc Belt.

In summary, it is considered that the Accha-Yanque zinc belt mineralization occurs in breccias of probably both sedimentary and tectonic origin, that the mineralization is structurally controlled, that mineralization occurs mainly as oxides and carbonates and there is at least a spatial association with granitoid intrusive rocks. It may be that the zinc oxide-carbonate deposits were formed by oxide-rich hypogene hydrothermal fluids that had their source in or were produced by the Apurimac batholith.

Drilling

Cominco drilled five diamond drill holes (A_01 to A_05) in the Titiminas Area for 900.7 metres during 1995-1996 as part of their joint venture with MISOSA. Cominco intersected high-grade zinc oxide mineralization in several of the holes but withdrew from the joint venture in 1997. From June 1998 through January 1999, Savage completed 24 RC holes (SAC_01 to SAC_24) and 11 additional diamond drill holes (SA_6 to SA_16) for 7,651.1 metres, plus seven trenches for 800 metres. Pasminco, from August 1999 to June 2000, completed eight RC holes and eight diamond holes (PA_25 to PA_40) for 4,946.5 metres.

A total of 56 holes were completed by Cominco, Savage and Pasminco at the Titiminas (Accha) prospect for 13,498 metres.


Inset Location Map
Map Area
SAC_02
Drillhole
Mineralized intercept
T_01
Trench
Mineralized intercept
Legend:
Overburden
Gossan (Zinc)
Ferrobamba limestone
Marl key beds
Massive limestone
Laminar limestone
Lower cherty-massive limestone

Figure 9
Accha-Yanque Zinc Belt Project
Titiminas Area Geology
Trench and Drill Hole Locations
August 2006

RTZ, through its Cusco office, completed a drilling program, which consisted of 1,320 metres in 13 holes, at the Yanque prospect between March and July 1996. The holes were drilled within an area measuring about 1,200 metres by 400 metres.

The drilling as well as the surface mapping and sampling indicated that the Yanque zinc-lead mineralization is hosted predominantly by brecciated sedimentary units. Higher grade mineralization occurs in brecciated limestones and within the calcareous portions of polymictic breccias which consist of clasts of Mara Formation shales and Ferrobamba limestone. Some clasts of intrusive rock (diorite-granodiorite) are found within the breccias and in particular adjacent to the intrusive rock contact in the hangingwall.

Exploration of the Yanque Area mineralization is at an early stage so the overall form of the mineralized zones is poorly understood. The mineralization at Yanque was interpreted by RTZ to consist of several tabular bodies up to tens of metres thick that may be connected over an area measuring 1,200 metres by 400 metres. Within this area, higher-grade zones (>15% combined lead plus zinc) occur locally in fault or breccia controlled pods.

Apart from the occasional stringer of galena or disseminated pyrite grain the lead-zinc mineralization is of the zinc oxide type. Drill hole YAD010 intersected a zone of about 5% pyrite on average in bituminous layers in quartzite and shale immediately underlying the intrusive.


Jaguar 1
Jaguar 2
815000 mE
816000 mE
Area of Influence for Resource Calculation
8431000 mN
8430000 mN
A
A
Anomalous Zinc in Rocks (>200 ppm Zinc)
RTZ drill hole YAD-001 to -010
Inset Map
Yanque Concessions
Jaguar 1
Jaguar 2
Area of Map
Anomalous Zn in Rocks
Legend:
Diorite
Ferrobamba Formation
Limestone - Mineralized Zn-Pb Mantos
Limestone
Soraya Formation
Quartzite, sandstone, shale
Fault and Dip
Bedding Strike and Dip
Accha - Yanque Zinc Belt Project
Yanque Area Geology
Figure No. 11

The Azulcancha and Capayocc Areas were trenched in the 2004 program and returned significant assays up to 15% zinc across 10.0 metres. Both areas were tested in late 2005 by a drill program consisting of 12 short drill holes for a total of 1,128 metres. At Capayocc, 10 holes were completed for a total of

650.05 metres. The objective of the program was to trace out both down-dip and along strike the zinc oxide – type mineralization observed in the surface trenches. Three holes CAP-A1, CAP-A7 and CAP-A8 confirmed that the mineralization continued in depth and is open to the north, east and west. The other holes intercepted concentrations of iron oxides (hematite and goethite) carrying anomalous values in copper.

The drilling was carried out using a Gopher drill and NTW-size core. Supervision, logging and sampling were conducted by MISOSA.

No significant mineralization was encountered in the Azulcancha drilling. The holes may have been drilled in the wrong direction due to some ambiguity in the actual dip of the units in the area.

In the 1990's Pasminco drilled one hole in the area of the Puyani prospect. The hole, which was drilled about 300 metres distant from the mineralization, was barren. It is considered that Pasminco probably drilled the hole based on an incorrect model or incorrect understanding of the trend of the mineralization.

Sampling and Analysis

Cominco reported that the mapping, logging and sampling were carried out by Cominco and that the rock geochemical and drill core analytical results were done by ICP techniques. It is reported that the geochemical samples were processed at the Cominco Peru lab with the analyses being done in Vancouver, however, no lab is specified.

Neither Savage nor Pasminco have commented on the analytical procedures of the laboratories utilized for the various drill campaigns. A review of Assay Certificates and Certificates of Analysis reveals that SGS del Peru S.A. and ALS Geolab S.A. were utilized for analyses. Both are international labs that have a high degree of professionalism and a good reputation in the industry. The author of the Technical Report has not reviewed the certification or registration of the laboratories or analytical procedures in the 1990's when the work was done. There is no reporting of the security procedures undertaken during the collection and transport of the samples during the Cominco, Savage or Pasminco programs.

In the RTZ reports describing its work in the Yanque Area up to 1996 it is noted that Anamet Laboratories was used, however, analytical procedures, sample preparation or security measures were not reported. The reported analytical results suggest that lead and zinc were determined by dissolution followed by an "ore grade" method of analysis while other elements were determined at the geochemical level by a multielement analytical technique.

In the Titiminas Area, all core sampled was half sawn and sampled at 0.2 metres to 3.0 metre intervals. RC samples were riffle-split to 3 kilograms on one metre to three metre intervals from the initial drill interval. Bulk density measurements were undertaken by Kvaerner on ten samples from drill hole SAC_07 between 315.95 metres and 335.80 metres using the lost water method. The results varied from 2.54 to 4.03 tonnes per cubic metre with an average of 3.48 tonnes per cubic metre.

Due to the gossanous nature of the zinc oxide mineralization, it is considered that there may have been recovery and sampling problems in the Savage drilling programs. Also, no zinc oxide standards were available at the time of the Savage and Pasminco work. As a result, Pasminco recommended a re-assay check program in company with a zinc oxide standard. Previously, Kvaerner noted that no holes were surveyed downhole and recommended duplicate and replicate sampling and Pasminco acted on these recommendations in their drill campaign.

The bulk density or specific gravity values used in the resource estimate are questionable in that Pasminco considered the zinc oxide mineralization to be of a low density and lower than the 3.5 average value used by Kvaerner. The Issuer is planning a program of sampling to determine a more reliable bulk density factor.

The quality control procedures for the drilling campaigns undertaken by Cominco and Savage did not meet with current standards of practice for downhole survey control and independent verification of results by analysis of standards and duplicate and replicate analysis for the determination of accuracy and precision. The data from these earlier campaigns should be viewed with some caution, however, a review of the data does not suggest that there is any concern for contamination of the results or systematic error. Also, the grade estimates from RC drilling versus core drilling must be taken into consideration, as there appears to be a consistently higher grade from the RC drilling.

The quality of assay data during the bulk of the drilling in the main Titiminas deposit needs review, as no oxide standard was available during the drilling of holes A_01 through to SAC_24. As all drill rejects exist at site, Pasminco recommended that a small re-assay check program with a zinc oxide standard be conducted to determine the reliability of the results. Savage also did not undertake random duplicate or replicate check analyses. Kvaerner also noted that no holes were surveyed downhole and recommended a systematic duplicate and replicate sampling and independent analytical program. These recommendations were acted upon by Pasminco in their 1999-2000 drill campaign.

Three pairs of RC/DD holes were twinned to test for repeatability of results between RC and diamond holes. The RC method did not appear to "smear" the grade downhole, however, the zinc grade was higher in most of the RC twin holes.

Southwestern relied on the expertise of its joint venture partners in conducting its exploration under best practice guidelines. Previous partners directed the exploration with their own field personnel while diamond drill contractors and geophysical contractors were engaged to conduct those activities. Kvaerner was engaged to review all exploration practices for Savage and was satisfied that the data could be used to make a resource determination.

Security of Samples

MISOSA has used, and Collasuyo will continue to use, the ALS Chemex analytical lab in Lima, Peru where all samples are crushed to -80 mesh and then pulverized to greater than 85% passing a 200 mesh screen. The pulps are treated by aqua regia digestion followed by AAS finish for zinc and lead. Multi-element analyses (34 elements) are done by the ICO-AES technique. The ALS Chemex Lima laboratory that received samples from MISOSA is registered to ISO 9001:2000 for the "provision of assay and geochemical analytical services" by QMI Management Systems Registration.

Mineral Processing and Metallurgical Testing

Mineral processing and metallurgical test work on the Accha-Titiminas Area mineralization consisted of sulphuric acid leaching (including zinc leach efficiency and acid consumption), treatment of silicate minerals, solvent extraction and electrowinning (**SX/EW**), flotation of zinc oxides, heap leaching and dense media separation ("**DMS**"). The most appropriate processing option for the Project is considered to be the sulphuric acid/SX/EW route primarily because it is a proven technology at the Skorpion Zinc Project of Anglo American Corp. in Namibia and the work done on the Accha-Titiminas Area indicated that the conditions required for leaching are similar to those used for Skorpion. Additional work will be required, however, to determine the optimum approach. A final decision on the preferred option can only be made after due consideration of the relevant economic factors and upfront beneficiation benefits

through flotation and/or DMS. No test work has been done on the Yanque mineralization, which appears to be very similar to that at Titiminas.

Mineral Resource Estimates

Two historical resource estimates have been prepared for the Titiminas (Accha) Area. These estimates were prepared by Kvaerner for Savage in 1999 and in 2000 by Pasminco using the AUSIMM guidelines for the estimation of resources under the JORC Code. These historical JORC mineral resource estimates have not been reconciled to the mineral resource categories of NI 43-101. The Issuer believes these historical mineral resource estimates may be relevant, however, it has not done sufficient work to determine if they can be relied upon. The Issuer is not treating these historical estimates as current mineral resources as defined in NI 43-101 and these estimates should not be relied upon.

Kvaerner (for Savage) used a polygonal method on a length-weighted average of drill hole intersections to prepare their resource estimate. They also used a 2.5% zinc cut-off grade provided by Savage based on a natural break in the sample population on a cumulative frequency histogram. A bulk density of 3.5 tonnes per cubic metre was used by Kvaerner based on drill core measurements.

The Pasminco resource estimate was also done using a simple polygonal method and length-weighted averages of drill hole intersections. Sections at 50 metre spacings were given a 25 metre +/- burden and the bulk density was assumed to be 3.0 tonnes per cubic metre. Pasminco considered the 3.5 bulk density used by Kvaerner to be incorrect due to the low density nature of the oxidized mineralization. Pasminco used a 3.0% zinc cut-off grade based on probability plots and cumulative frequency histograms.

The Kvaerner (Savage) indicated resource estimate for the Titiminas Area is 7,056,000 tonnes at 8.9% zinc and the inferred resource estimate is 1,832,000 tonnes at 8.9% zinc. The Pasminco indicated resource estimate for the Titiminas Area is 3,762,000 tonnes at 8.9% zinc and 1.0% lead and the inferred resource estimate is 1,994,000 tonnes at 11.4% zinc and 1.9% lead under more conservative assumptions.

The two historical resource estimates, which the Issuer is not treating as current mineral resources, as prepared by Kvaerner (for Savage) and Pasminco are presented in the following table.

Accha-Yanque Zinc Belt Project
Historical Resource Estimates – Accha (Titiminas) Area

Savage Estimate 1999				Pasminco Estimate 2000		
	Zn%	**Tonnes**		**Zn%**	**Pb%**	**Tonnes**
Indicated	8.9	7,056,070		8.9	1.0	3,762,174
Inferred	8.9	1,831,739		11.4	1.9	1,994,331

The Pasminco estimate represents a 35% loss from the Kvaerner estimate. This loss is attributable to 3 factors:

1. A more conservative interpretation of the continuity of mineralization;

2. The lower assumed bulk density (specific gravity) which contributes to a 14% reduction in tonnage; and

3. The higher cut-off grade used by Pasminco.

An NI 43-101 inferred resource estimate for the Yanque mineralization based on the work by RTZ was prepared in 2006 by the author of the Technical Report. Five holes, YAD001 to YAD004 inclusive and YAD006 were used in preparing the estimate. A cut-off grade of 3% zinc was used in the calculation with no consideration being given to the lead grade since it may not be recovered in a zinc leaching operation.

The inferred resource estimate was calculated using horizontal polygons since the mineralization is flat-lying to gently dipping and the drill holes are generally vertical (90°) with 2 holes at 65° and 70°. This provides intersections that are approximately true width.

To be consistent with the Titiminas Area resources estimate, a bulk density or specific gravity of 3.0 was used. However, as indicated previously a program of bulk density verification will be carried out by the Issuer to determine an appropriate bulk density factor to be used in the future.

The inferred mineral resource estimate using the above considerations and parameters is 6.6 million tonnes at an average grade of 5.3% zinc and 3.5% lead. This mineralization is contained with a zone or zones that are flat-lying to gently dipping and occur within approximately 40 metres of surface.

Accha-Yanque Zinc Belt Project
Resource Estimate – Yanque Area
Winter Estimate 2006

	Zn%	Pb%	Tonnes
Inferred	5.3	3.5	6,600,000

Mining Operations

The Project is at an early stage of exploration and there are no mining or metallurgical operations.

Conclusions and Recommendations of Author of Technical Report

The author of the Technical Report considers that the Accha-Yanque Property has the potential to host the tonnage required, probably in two or three deposits combined, for a viable mining/metallurgical operation in the area. The author considers that the objectives of continuing exploration programs should be twofold. The first main objective would be to further define the Accha Titiminas and the Yanque Areas so that confident resource estimates can be developed for both areas. The second main objective would be to continue the regional exploration program so as to find new areas of mineralization and also to better define the numerous currently identified occurrences and showings.

The Accha-Yanque Property is considered by the author of the Technical Report to be of merit with excellent development and exploration potential. To advance the project, programs of geological mapping, sampling, geophysics and trenching followed by drilling will be required on currently recognized showings and occurrences. Regional prospecting will also be required throughout the Belt as a means of identifying new areas of mineralization. Detailed drilling and associated studies will be required in the Accha-Titiminas and Yanque Areas so that identified mineral resources can be confirmed and expanded.

To meet these objectives, a two-phase exploration program with a budget of $9,108,000 is recommended by the author of the Technical Report for the Project. The first phase contemplates expenditures of $7.96 million and includes 34,000 metres of drilling primarily in the Accha-Titiminas and Yanque Areas. $1.15 million is allocated to the phase two program which consists of pre-feasibility engineering and testwork in

the Accha-Titiminas and Yanque Areas. The decision to move from the Phase 1 exploration program to the Phase 2 pre-feasibility program would be contingent upon the identification of sufficient measured and indicated mineral resources and satisfactory engineering and metallurgical studies and testwork results as well as the recommendation of the Qualified Person.

OTHER PROPERTIES

Minascassa Property

The Minascassa Property is located in the Andahuaylas – Yauri metallogenic belt in southern Peru, 400 kilometres southeast of Lima. Road access from Lima is through Ayacucho, a distance of 575 kilometres and a travel time of eight hours. From Ayacucho, the property can be reached by secondary roads via Paccha and Ocros, crossing the Rio Pampas at Pte. Pampas, and proceeding to Hacienda Aguairo. Further access by trail to the higher ridges can only be made on foot or horseback. Minascassa is comprised of three exploration concessions totalling 2,500 hectares and is 100% owned by Collasuyo. No work commitments are required to hold the Minascassa concessions; currently only a vigencias payment of US$3.00 per hectare is required.

A program of regional stream sediment and outcrop sampling and geological mapping conducted in 2000-2001 by the Bambas West Joint Venture (Southwestern – Inco Limited), resulted in the discovery of a mineralized zinc-copper skarn system at Minascassa. The skarn is developed in Permian limestone of the Copacabana Group, which is intruded by Tertiary(?) monzonite porphyry dykes and apophyses. The productive monzonite has intruded along the contact between older Permian granite of the Querobamba batholith and contact metamorphosed country rocks.

Mapping and sampling to date has shown that the skarn system is very extensive, with garnet skarn hosting zinc-copper mineralization over a strike length of 1,200 metres and a vertical extent of 600 metres. Numerous mine workings, mostly caved and flooded, were worked at a small scale on high-grade zones of mineralization in two areas. Mineralization is widespread and in places is significantly leached and oxidized at surface, with scattered exposures of higher-grade material (in excess of 9% zinc). Further evaluation with trenching, geophysics and diamond drilling is warranted.

Sayani Property

The Sayani Property is located approximately 25 kilometres southeast of Minascassa and 380 kilometres northwest of Arequipa. Access to the property is by gravel road and horseback. Sayani is comprised of two exploration concessions totalling 2,000 hectares and is 100% owned by Collasuyo. No work commitments are required to hold the Sayani concessions; currently only a "vigencias" payment of US$3.00 per hectare is required.

The Property is underlain by rocks of the Pucara Group of Triassic-Jurassic age which is a significant host to lead-zinc deposits in southern Peru. Several areas containing oxide lead-zinc mineralization have been identified on the property and limited sampling has shown that these areas contain high values of zinc, lead and silver over widths of two metres to three metres. Two channel samples collected at right angles to the strike of the areas assayed 13.7% zinc, 2.37% lead and 15.5 grams per tonne silver over 3.6 metres and 12.0% zinc, 7.4% lead and 42.3 grams per tonne silver over two metres. A program of detailed geological mapping and sampling is recommended to evaluate the potential of this area.

Other Properties

In October 2006, the Issuer entered into a letter agreement to acquire an interest in the Cerro Condorini property from Brett Resources Inc. (Brett). The letter agreement is subject to a 30 day due-diligence period by the Issuer and approval of the boards of directors of each of Brett and the Issuer.

The Cerro Condorini property comprises 1,000 hectares, 10 kilometres from the town of Nunoa in southern Peru and 35 kilometres south of Bear Creek's Corani project. Early stage work by Brett found high-grade silver, zinc and lead mineralization in historic mine workings and has identified oxide mineralization along strike to the northwest of the historic mine in a broad zone up to 1.5 kilometres wide and 5 kilometres long.

Under the terms of the agreement, the Issuer has the option to earn a 60% interest in the property, by spending US$1,500,000 on exploration on the property and making cash payments to Brett of US$75,000 over three years, including cash payments of an aggregate US$50,000 over the next 18 months. The first year's exploration expenditure of US$200,000 is a firm commitment. The Issuer will be appointed operator of the property. Upon the Issuer earning its interest, the parties will incorporate a Peruvian corporation in accordance with their respective interests to continue exploration on the property.

The Issuer can earn an additional 10% interest in the Cerro Condorini property (for a total 70% interest) by contributing US$2,500,000 over two years (expected to be approximately $525,000 for the next 18 months) toward further exploration on the property, and a subsequent 10% interest in the property (for a total 80% interest) by contributing US$4,000,000 over the following four years towards continued exploration on the property.

The Issuer has staked five properties called Nieves, Arella, Tamara, Wanda and Antacalla in central and southern Peru. The concessions, currently under application in the Peruvian government, were staked due to historical data that indicated the presence of surface zinc mineralization but no exploration work has been conducted on these properties by the Issuer.

USE OF PROCEEDS

Funds Available

Funds Available	
Approximate working capital as of September 30, 2006 (unaudited) (1)	$338,600
Net proceeds of the Offering (unaudited) (2)	$17,830,000
Net Funds Available (unaudited)	**$18,168,600**

(1) Consists of primarily advances made by Southwestern to the Issuer as working capital. See "General Development and Narrative Description of the Business".

(2) Before deducting the balance of the costs of the Offering, estimated at $275,000.

Principal Purposes

Principal Purposes	
To pay the balance of estimated costs of the Offering	$275,000
Phase I exploration, drilling, metallurgical test work and preliminary engineering studies on the Accha-Yanque Property (1)	$7,958,000
Phase II pre-feasibility study program on the Accha-Yanque Property (1) (2)	$1,150,000
To pay for exploration on the Issuer's other properties	$3,000,000
To pay estimated property maintenance costs for next 18 months	$85,000
To pay estimated general and administrative costs for next 18 months(3)	$2,400,000
To provide general working capital to fund ongoing operations(5) (6)	$3,300,600
Total	**$18,168,600**

(1) See "Accha-Yanque Property, Peru-Conclusion and Recommendations of Author of Technical Report".

(2) Provided that upon conclusion of the Phase 1 program sufficient measured and indicated mineral resources are identified, satisfactory engineering and metallurgical studies and testwork results are achieved and the Issuer's qualified person under NI 43-101 recommends that the Issuer proceed with the Phase II pre-feasibility study.

(3) Includes salary, office, legal and accounting expenditures.

(4) $1.3 million was advanced pursuant to the Bridge Loan by Southwestern to the Issuer prior to the date of the Prospectus. The amount owing, including accrued interest, could be repaid in cash or, at the Issuer's election in shares at the Offering Price per share, on the earlier of June 15, 2007 and 30 days following the closing of the Offering. The Issuer has repaid the principal amount of the Bridge Loan by the issuance of 2,600,000 shares. The accrued interest to the date of repayment has been paid in cash.

(5) Any proceeds realized from the exercise of the Over-Allotment Option and the Underwriters' Warrants will be used for working capital. If the Over-Allotment Option was exercised in full and all of the Underwriters' Warrants were to be exercised, the Issuer would receive additional funds totalling $1,000,000. Working capital may be used to evaluate and acquire additional zinc mineral properties.

(6) In the event that the conditions precedent to the agreement regarding the Cerro Condorini property are removed, the Issuer will be obligated to pay US$50,000 in property payments over the next 18 months which will be paid from general working capital. Any exploration on the property over the next 18 months (expected to be approximately US$525,000 of which $200,000 is a firm commitment within the next 12 months) will also be paid from general working capital.

The Issuer intends to spend the funds available as set out above. There may be circumstances, however, where, for sound business reasons, a reallocation of funds may be necessary. The Issuer will only redirect the funds to other properties on the basis of a recommendation from a professional geologist or engineer. If such event occurs during distribution of the Offered Shares offered under this Prospectus, if required, an amendment to this Prospectus will be filed.

SELECTED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

Audited and Unaudited Information

The financial statements of the Issuer are prepared in accordance with Canadian generally accepted accounting principles. The following table sets out selected financial data derived from the audited financial statements of the Issuer for the period from the date of incorporation to March 31, 2006 and the unaudited financial statements of the Issuer for the three month period ended June 30, 2006. This summary of financial data should be read together with "Management's Discussion and Analysis" and the financial statements of the Issuer and notes thereto, appearing elsewhere in this Prospectus.

	For the three month period ended June 30, 2006 (Unaudited)	For the period from incorporation to March 31, 2006 (Audited)
Cash	$326,460	$241,257
Current Assets	$479,265	$253,516
Interests in Mineral Properties [1]	$2,530,516	$2,110,388
Total Assets	$3,070,974	$2,426,143
Total Liabilities	$3,400,627 [2]	$2,554,867
Net Loss	$200,929	$28,344

(1) Interests in mineral properties consist primarily of exploration expenditures and property acquisition costs.

(2) $3,140,634 of these liabilities were exchanged or converted in August 2006 to equity in the Issuer (see "Management's Discussion and Analysis - Subsequent Events" below).

Dividends

The Issuer has not paid any dividends on its common shares and has no current intention to declare dividends on its common shares in the foreseeable future. Any decision to pay dividends on common shares in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time.

Management's Discussion and Analysis

General

The following discussion and analysis of financial position and results of operations should be read in conjunction with the financial statements included herein. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All dollar figures included therein and in the following management discussion and analysis are stated in Canadian dollars unless otherwise noted.

Description of Business

The Issuer was incorporated on September 21, 2005 and commenced operations as a zinc mineral exploration and development company following the Restructuring by Southwestern of its holdings of Zinc Properties and certain equipment in Peru. The Zinc Properties acquired by the Issuer pursuant to the Restructuring are the Accha-Yanque Property, which at the time consisted of 23 mining concessions covering approximately 14,230 hectares located 70 kilometres south of the city of Cuzco, the Minascassa Property located 400 kilometres southeast of Lima, and the Sayani Property located approximately 25 kilometres southeast of the Minascassa Property. All of the concessions which comprised the Accha-Yanque Properties, the Minascassa Property and the Sayani Property, at that time, have been transferred to and registered in the name of Collasuyo.

In addition, for a royalty right, the Issuer acquired from a third party the Puyani concession that is contiguous with the Accha-Yanque Property. The Issuer has also applied for 33 mining concessions covering approximately 30,000 hectares of concessions adjacent and contiguous with the Accha-Yanque Property. Once granted, the Accha-Yanque Property will include 56 concessions covering approximately 45,000 hectares. The Issuer has also applied for five blocks of concessions totalling 6,300 hectares in central and southern Peru.

In October 2006, the Issuer entered into a letter agreement to acquire an interest in the Cerro Condorini property from Brett Resources Inc. (Brett). The letter agreement is subject to a 30 day due-diligence period by the Issuer and approval of the boards of directors of each of Brett and the Issuer.

Under the terms of the agreement, the Issuer has the option to earn a 60% interest in the Cerro Condorini property, by spending US$1,500,000 on exploration on the property and making cash payments to Brett of US$75,000 over three years, including initial payments of an aggregate US$50,000 over the next 18 months. The first year's exploration expenditure of US$200,000 is a firm commitment.

The Issuer can earn an additional 10% interest in the Cerro Condorini property (for a total 70% interest) by contributing US$2,500,000 over two years (expected to be approximately $525,000 for the next 18 months) toward further exploration on the property, and a subsequent 10% interest in the property (for a total 80% interest) by contributing US$4,000,000 over the following four years towards continued exploration on the property.

The Issuer is a junior mineral exploration company engaged in the identification, acquisition, evaluation, exploration and development of zinc mineral properties in Peru and elsewhere. The Issuer has not determined whether its properties contain mineral reserves that are economically recoverable. The recoverability of amounts recorded for mineral exploration properties and deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the Issuer to obtain the necessary financing to complete the development and attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

Initial exploration and development activities will be concentrated on the Accha-Yanque Property in Peru. The Issuer has identified an exploration program with the objective of completing a pre-feasibility study in the Accha-Yanque Property. The first phase of this program with an estimated cost of $7,958,000 will commence upon completion of the Offering. The objectives of the first phase are resource expansion and definition including the preparation of NI 43-101 current resource estimates and preliminary engineering studies. Provided that upon conclusion of the Phase 1 program sufficient measured and indicated mineral resources are identified, satisfactory engineering and metallurgical studies and testwork results are achieved and the Issuer's qualified person under NI 43-101 recommends that the Issuer proceed with the Phase II pre-feasibility study, approximately $1,150,000 of the net proceeds will be used for preparation of the pre-feasibility study. Earlier stage exploration efforts will focus on further assessing the potential of the Minascassa, Sayani, the Cerro Condorini properties, assuming satisfaction of conditions precedent in the letter agreement for those properties, and other recently applied for concessions.

Acquisition of Properties and Advances

Pursuant to the terms of an agreement between MISOSA and Collasuyo dated effective December 27, 2005 and pursuant to the Restructuring, the Issuer acquired the Zinc Assets consisting of the Accha-Yanque Property, the Minascassa Property and the Sayani Property, all of which are located in Peru, and certain equipment. The Issuer also acquired certain zinc-related geological, geochemical, and geophysical exploration date in China.

As at June 30, 2006 the amount owing to Southwestern and its subsidiaries in connection with the transfer of the Zinc Assets and other assets as part of the Restructuring was $2,940,634 ($2,550,730 as at March 31, 2006) which amount includes the historical exploration expenditures incurred on the Zinc Assets, advances from Southwestern to the Issuer for working capital purposes and an adjustment to reflect the agreed exchange amount for the Zinc Assets.

On August 23, 2006, an aggregate of 32,000,000 common shares were issued, upon the subdivision of the one existing share, to Southwestern in exchange for the settlement of the amounts due to Southwestern and its subsidiaries in connection with the transfer of the Zinc Assets and other assets as part of the Restructuring.

Results of Operations

The Issuer has limited operating history. From incorporation until March 31, 2006, the Issuer had a net loss of $28,344 and in the three month period ending June 30, 2006 a net loss of $200,929. The increase arose from costs incurred to establish the company, finance its activities and commence operations. The Issuer does not generate revenue from operations.

General and administrative costs, including consulting and management fees, legal and accounting and office expenses, were $29,479 for the period ending March 31, 2006 and $122,540 for the three months ending June 30, 2006. General and administrative costs principally reflect management and consulting costs related to preparation for the initial public offering and the increase in the June quarter reflects an increase in management personnel and activities in advance of the initial public offering.

The Issuer incurred expenditures of $3,478 and $78,399 in the periods to March 31, 2006 and June 30, 2006 respectively on activities related to general exploration programs which were not capitalized. These expenditures relate principally to costs of evaluating new zinc property opportunities.

Additionally, the Issuer capitalized $80,955 during the period to March 31, 2006 and $420,128 during the three months ending June 30, 2006 in exploration and development expenditures to its mineral properties of which $331,720 relate to cash expenditures since inception. The majority of investments were for annual property holding costs, preparation of the exploration camp and geology work in advance of the planned drill program at the Accha-Yanque Property.

The Issuer invested $63,753 during the period to March 31, 2006 and $5,148 during the three months ending on June 30, 2006 on equipment, principally vehicles, to support its exploration activities. In the period ending March 31, 2006, the Company recorded non-cash investments of $2,029,433 relating to the acquisition of the Zinc Properties.

Financing for the operations of the Issuer was provided by way of advances and loans from Southwestern under the terms of the Framework Agreement and the lending agreements detailed under Liquidity and Capital Resources.

The Issuer anticipates spending on general and administration and exploration to increase substantially in future quarters as the exploration and development program for the Accha-Yanque Property accelerates, other exploration programs commence and as financing, management and public company costs are incurred.

Liquidity and Capital Resources

As at June 30, 2006, the Issuer had cash of $326,460 and a working capital deficiency of $2,921,362 ($241,257 and $2,301,351, respectively as at March 31, 2006). The working capital deficiency arises principally as a result of the $3,219,352 ($2,550,730 as at March 31, 2006) payable due to an affiliated company. Subsequent to June 30, 2006, $3,140,634 of this payable was converted into equity of the Issuer (see "Subsequent Events").

Southwestern and the Issuer entered into a Loan Agreement dated for reference June 1, 2006 to cover a Loan of $200,000 for working capital. The Loan Agreement provided that, at the option of Southwestern, any amounts owing under the Loan could be converted from time to time, in whole or in part, at maturity or before maturity, into shares of the Issuer at a price of $0.10 per share. The Loan was fully drawn as of June 30, 2006 and was subsequently converted into 2,000,000 shares on August 24, 2006 in full settlement of the Loan (see "Subsequent Events").

The Issuer entered into the Bridge Loan Agreement with Southwestern whereby Southwestern agreed to provide a draw-down facility of up to an aggregate of $1,300,000 to the Issuer for interim working capital pending completion of the Offering. The Agreement provided that any amounts advanced under the Bridge Loan would bear interest at 7% per annum. The Bridge Loan and accrued interest were repayable, in cash, or at the election of the Issuer in shares at the Offering Price per share, upon the earlier of June 15, 2007 and the 30th day following completion of the Offering. As of June 30, 2006, $78,718 was drawn on this facility and $1,300,000 was drawn prior to the date of this Prospectus. The Issuer has repaid the principal amount of the Bridge Loan by the issuance of 2,600,000 shares. The accrued interest to the date of repayment has been paid in cash.

The Issuer is not in commercial production on any of its mineral properties and, accordingly, it does not generate cash from operations. Since inception, financing for its operations has been provided by Southwestern. In order to conduct further exploration work and advance its projects the Issuer is dependent on raising financing through the issuance of equity in its initial public offering. Apart from the loans disclosed above, the Issuer has no pre-arranged sources of debt financing.

While the Issuer has no contractual obligations at this time, its planned exploration and development expenditures on existing properties require significant financial resources which will necessitate the entering into of various contracts.

The Issuer remains dependent on raising additional financing through the issuance of equity securities to fund exploration and development requirements beyond those outlined in the "Use of Proceeds" on existing properties, to fund property acquisitions and for other general corporate costs.

Off-Balance Sheet Arrangements

The Issuer has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

The Issuer purchased the Puyani concession within the Accha-Yanque Property from a third party in exchange for a 2% net smelter royalty on minerals produced from the Puyani concession. The Issuer has the right to purchase the royalty at any time for US$ 1 million. Currently no resources have been defined on the Puyani concession, but further exploration of high-grade surface zinc occurrences is a priority.

Financial Instruments and Other Instruments

The Issuer's financial instruments consist of cash, exploration advances and other receivables, accounts payable and payable due to an affiliated company. Unless otherwise noted, except for the affiliated company obligation, it is management's opinion that the Issuer is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair value of these financial instruments, approximates their carrying value due to their short-term maturity or capacity of prompt liquidation. The affiliated company obligation is partly denominated in Peruvian nuevo sol and, as such,

the Issuer is exposed to foreign exchange risk on this liability. The Issuer has not entered into any foreign exchange contracts to mitigate this risk.

Proposed Transactions

As is typical of the mineral exploration and development industry, the Issuer is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. Other than completion of the proposed Offering, there are no transactions being contemplated by management or the board at this time that would affect the financial condition, results of operations and cash flows of any asset of the Issuer.

Related Party Transactions

As at June 30, 2006, a total of $3,219,352 ($2,550,730 as at March 31, 2006) was due to Southwestern and its subsidiaries in relation to the Restructuring and loan agreements. $3,140,634 of this payable was subsequently exchanged and converted into equity of the Issuer, see "Subsequent Events".

During the three month period ended June 30, 2006 the Issuer paid consulting fees due under a management services agreement to a company controlled by a director in the amount of $21,420.

The Issuer has also entered into an Administrative Services Agreement with Southwestern whereby Southwestern agreed to provide the Issuer with office space, use of Southwestern's office facilities, secretarial and accounting services in Canada and services in China at a cost of $16,000 per month. Collasuyo has entered into an Outsourcing Operating Assistance Services Agreement with MISOSA whereby MISOSA agreed to provide Collasuyo with office space, use of MISOSA's facilities and secretarial and accounting services in Peru at a cost of US$11,500 per month. During the three month period ending June 30, 2006, $46,671 has been paid to Southwestern and MISOSA under these agreements.

Critical Accounting Policies and Estimates

Acquisition costs of mineral exploration properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. If properties are abandoned, sold or considered to be impaired in value, the costs of the properties and related deferred expenditures will be written down to their estimated fair value at that time. Management uses its best estimates for recording mineral property carrying values based on expenditures incurred, the results of any exploration conducted, prevailing market conditions and future plans for the projects.

Subsequent Events

On August 23, 2006, the Issuer subdivided its issued share capital into 32,000,000 common shares and delivered them to Southwestern in exchange for the settlement of $2,940,634 due to Southwestern (excluding amounts owing under the Loan Agreement and the Bridge Loan Agreement) in connection with the transfer of the Zinc Assets and other assets as part of the Restructuring.

Southwestern elected to convert the principal outstanding of $200,000 under the Loan Agreement in full settlement of the Loan and, on August 24, 2006, 2,000,000 shares of the Issuer were issued to Southwestern.

Prior to the date of this Prospectus, the Issuer had drawn a total of $1,300,000 from Southwestern under the Bridge Loan Agreement to fund operations and exploration and development activities in advance of

the Offering. The Issuer has repaid the principal amount of the Bridge Loan by the issuance of 2,600,000 shares. The accrued interest to the date of repayment has been paid in cash.

DESCRIPTION OF THE SECURITIES DISTRIBUTED

The authorized capital of the Issuer consists of an unlimited number of common shares without par or nominal value, an unlimited number of first preferred shares and an unlimited number of second preferred shares. Common shares are being issued under the Offering.

Common Shares

There are currently 36,600,000 common shares issued and outstanding as at the date of this Prospectus. There are no special rights or restrictions of any nature attached to any of the common shares, which all rank equally as to all benefits which might accrue to the holders of the common shares. All registered shareholders are entitled to receive a notice of any general meeting to be convened by the Issuer. At any general meeting, subject to the restrictions on joint registered owners of common shares, on a show of hands every shareholder who is present in person and entitled to vote has one vote and on a poll, every shareholder has one vote for each common share of which he is the registered owner and may exercise such vote either in person or by proxy.

This Prospectus qualifies the distribution of the Offered Shares issued under the Offering.

First Preferred Shares

The first preferred shares, of which none are issued, are issuable by the directors in one or more series and the directors have the right and obligation to fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each such series. The first preferred shares rank on a parity with first preferred shares of every other series and rank in priority over the second preferred shares and common shares and the shares of any other class ranking junior to the first preferred shares with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Issuer or any other distribution of assets of the Issuer for the purpose of winding up its affairs. Holders of first preferred shares are entitled to receive notice of, attend and vote at all annual and special meetings, save meetings at which only holders of a specified class or series are entitled to vote.

Second Preferred Shares

The second preferred shares, of which none are issued, are issuable by the directors in one or more series and the directors have the right and obligation to fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each such series. The second preferred shares rank on a parity with second preferred shares of every other series and rank in priority over the common shares and shares of any other class ranking junior to the second preferred shares with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Issuer or any other distribution of assets of the Issuer for the purpose of winding up its affairs. Holders of second preferred shares are not entitled to vote but are entitled to receive notice of and attend all general meetings.

Underwriters' Warrants

On completion of the Offering pursuant to this Prospectus, the Underwriters will have received that number of non-transferable Underwriters' Warrants that is equal to 6.5% of the number of Offered Shares

sold, each Underwriters' Warrant entitling the holder to purchase one Underwriters' Warrant Share for a period of one year from the date of closing of the Offering at the Offering Price. This Prospectus qualifies the distribution of the Underwriters' Warrants.

CONSOLIDATED SHARE AND LOAN CAPITALIZATION

Share Capital

Designation of Security	Amount Authorized	Amount Outstanding as at June 30, 2006 (unaudited)	Amount Outstanding as at June 30, 2006 assuming completion of the Offering (unaudited)
Common Shares	Unlimited	1	74,600,000 (1)
First Preferred Shares	Unlimited	Nil	Nil
Second Preferred Shares	Unlimited	Nil	Nil
Underwriters' Warrants	2,470,000	Nil	2,340,000 (2)

(1) Consists of 32,000,000 shares issued pursuant to the Restructuring and the subdivision of the Issuer's shares on August 23, 2006, 2,000,000 shares issued on conversion of the Loan, 2,600,000 issued on conversion of the Bridge Loan and 38,000,000 issued pursuant to the Offering, assuming no exercise of the Over-Allotment Option.

(2) Assuming no exercise of the Over-Allotment Option.

The Issuer expects to issue stock options under its Stock Option Plan prior to the date of the final prospectus, as described under "Options to Purchase Securities".

Loan Capital

Designation of Security	Amount Authorized	Amount Outstanding as at June 30, 2006 (unaudited)	Amount Outstanding as at June 30, 2006 assuming completion of the Offering (unaudited)
Loan	$200,000	Nil	$200,000 (1)
Bridge Loan	$1,300,000	$78,718	Nil (2)

(1) Southwestern elected to convert the principal amount of the Loan into 2,000,000 shares of the Issuer.

(2) Prior to the date of this Prospectus, approximately $1,300,000 was advanced under the Bridge Loan Agreement. The Issuer has since repaid the principal amount of the Bridge Loan by the issuance of 2,600,000 shares. The accrued interest to the date of repayment has been paid in cash.

OPTIONS TO PURCHASE SECURITIES

Outstanding Options

The following table summarizes the options of the Issuer outstanding as of the date of this Prospectus.

Group	No. of Options	Securities Under Option	Grant Date	Expiry Date	Exercise Price per Common Share	Market Value of the Common Shares on the Grant Date	Market Value of the Common Shares as of the date of this Prospectus
Executive Officers (2 persons)	1,160,000	Common Shares	October 13, 2006	October 13, 2011	$0.50	N/A	N/A
Directors and Officers (not Executive Officers) (5 persons)	840,000	Common Shares	October 13, 2006	October 13, 2011	$0.50	N/A	N/A
Employees (10 persons)	318,000	Common Shares	October 13, 2006	October 13, 2011	$0.50	N/A	N/A
Consultants (21 persons)	620,000	Common Shares	October 13, 2006	October 13, 2011	$0.50	N/A	N/A
Executive Officers of Subsidiaries (1 persons)	200,000	Common Shares	October 13, 2006	October 13, 2011	$0.50	N/A	N/A

The Board of Directors has granted 3,138,000 options pursuant to the terms of the stock option plan (the "**Stock Option Plan**") approved by the Issuer's directors on May 22, 2006. The exercise price of the options is equal to the Offering Price.

The Stock Option Plan provides that, subject to the requirements of the TSX, the aggregate number of securities reserved for issuance, set aside and made available for issuance under the Stock Option Plan will be 10% of the number of common shares of the Issuer issued and outstanding, from time to time, which would be 7,460,000 common shares upon completion of the Offering (excluding any exercise of the Over-Allotment Option).

The purpose of the Stock Option Plan is to attract and motivate directors, officers, employees of and consultants to the Issuer and its subsidiaries (collectively, the "**Optionees**") and thereby advance the Issuer's interests by affording such persons with an opportunity to acquire an equity interest in the Issuer through the stock options. The Stock Option Plan authorizes the Board of Directors (or Compensation Committee) to grant stock options to the Optionees on the following terms:

1. The number of shares subject to each stock option is determined by the Board of Directors (or Compensation Committee) provided that the Stock Option Plan, together with all other previously established or proposed share compensation arrangements, may not result in:

    (a) the number of common shares of the Issuer reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue; or

(b) the issuance, to insiders of the Issuer of a number of common shares of the Issuer exceeding, within a one year period, 10% of the outstanding issue; or

(c) the issuance, to any one insider of the Issuer and such insider's associates, of a number of common shares of the Issuer exceeding, within a one year period, 5% of the outstanding issue.

The outstanding issue is determined on the basis of the number of common shares of the Issuer outstanding immediately prior to any share issuance.

2. The maximum number of common shares of the Issuer which may be issued pursuant to stock options granted under the Stock Option Plan, unless otherwise approved by shareholders, is 10% of the issued and outstanding common shares at the time of the grant. Any increase in the issued and outstanding common shares will result in an increase in the available number of common shares issuable under the Stock Option Plan, and any exercises of stock options will make new grants available under the Stock Option Plan.

3. The Stock Option Plan must be approved and ratified by shareholders every three years.

4. The exercise price of an option may not be set at less than the "market price", which is the volume weighted average trading price of the common shares for the five trading days immediately preceding the date of grant of the option.

5. The options may be exercisable for a period of up to ten years, such period and any vesting schedule to be determined by the Board of Directors (or Compensation Committee) of the Issuer. The options are non-assignable, except in certain circumstances.

6. The options can be exercised by the Optionee as long as the Optionee is a director, officer, employee of or consultant to the Issuer or its subsidiaries or within a period of not more than 90 days after ceasing to be a director, officer, employee or consultant or, if the Optionee dies, within one year from the date of the Optionee's death, provided that, where an Optionee's employment or service contract is terminated by the Issuer:

   (a) without a valid cause, the board of directors may, in its discretion, amend the terms of the Optionee's option to permit the Optionee to exercise any or all of his or her options as if the Optionee's employment or engagement had not terminated; and

   (b) for cause, the board of directors may, in its discretion, amend the terms of the Optionee's option such that the options will only be exercisable for five business days following the date of delivery of a written notice of termination to the Optionee.

7. On the receipt of a takeover bid, issuer bid, going private transaction or change of control, any unvested options shall be immediately exercisable.

8. In the event:

   (a) that any rights are granted to all holders of common shares to purchase common shares at prices substantially below fair market value;

   (b) of any distribution of evidences of indebtedness or assets of the Issuer (excluding dividends paid in the ordinary course) to all holders of common shares; or

(c) that as a result of any recapitalization, merger, consolidation or otherwise, the common shares are converted into or exchangeable for any other securities;

then in any such case, subject to approval of the relevant stock exchanges, the number or kind of common shares reserved for issuance and available for options under the Plan, the number or kind of common shares subject to outstanding options and the exercise price per option shall be proportionately adjusted by the Board to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of options as compared to holders of common shares.

9. The Stock Option Plan requires shareholder approval for any of the following amendments to the Stock Option Plan and any other amendment if so required by any applicable laws or regulation:

(a) any amendment to the fixed percentage of shares issuable under the Stock Option Plan, including a change from a fixed maximum percentage to a fixed maximum number;

(b) any change to the definition of "Eligible Participant" which would have the potential of broadening or increasing insider participation;

(c) the addition of any form of financial assistance;

(d) any amendment to a financial assistance provision which is more favourable to Optionees;

(e) the addition of a deferred or restricted share unit or any other provision which results in Eligible Participants receiving shares while no cash consideration is received by the Issuer; and

(f) any other amendments that may lead to significant or unreasonable dilution in the Issuer's outstanding securities or may provide additional benefits to Eligible Participants, especially insiders of the Issuer, at the expense of the Issuer and its existing shareholders.

10. The Stock Option Plan requires disinterested shareholder approval for a reduction in the exercise price, or an extension of the term, of options granted to an Insider.

11. The Stock Option Plan provides where options expire during a period when the optionee is prohibited from exercising options (a "**Blackout Period**"), the expiry date of those options will be extended for ten business days after the end of the Blackout Period, however, disinterested shareholder approval is required to extend this provision to options held by insiders.

12. The Board of Directors of the Issuer may, subject to receipt of requisite regulatory approval, from time to time in the absolute discretion of the directors amend, modify and change the provisions of an option or the Stock Option Plan without obtaining approval of shareholders, unless required by applicable securities laws or a stock exchange, to:

(a) make amendments of a "housekeeping" nature;

(b) change vesting provisions of an option or the Stock Option Plan;

(c) change termination provisions provided that the expiry date does not extend beyond the original expiry date;

(d) implement a cashless exercise feature, payable in cash or securities, provided that such feature provides for a full deduction of the number of shares from the number of common shares reserved under the Stock Option Plan.

13. No amendment may alter or impair the terms of any options previously granted to an Optionee without the consent of the Optionee.

PRIOR SALES

Since the date of incorporation, the Issuer has issued the following securities:

Number and class of securities	Price per security
1 common share	$1.00 (1)(2)
31,999,999 common shares	(2)
2,000,000 common share	$0.10 (3)
2,600,000 common shares	$0.50 (4)

(1) Issued on September 21, 2005 as the incorporator's share.

(2) 31,999,999 additional shares were issued upon subdivision of the one existing share on August 23, 2006 in connection with the Restructuring. See "General Development and Narrative Description of the Business".

(3) Issued by the Issuer to Southwestern upon conversion of the Loan on August 24, 2006. See "General Development and Narrative Description of the Business".

(4) Issued by the Issuer to Southwestern, in payment of the principal amount outstanding under the Bridge Loan. See "General Development and Narrative Description of the Business"

The Issuer has granted stock options as described under "Options to Purchase Securities".

ESCROWED SECURITIES

Under National Policy 46 – 201 "Escrow for Initial Public Offerings", securities held by Principals (as defined below) are required to be held in escrow in accordance with the national escrow regime applicable to initial public distributions. Equity securities owned or controlled by Principals are subject to the escrow requirements.

A **"Principal"** is defined as:

(i) directors and senior officers of the Issuer or of a material operating subsidiary of the Issuer, as listed in this Prospectus;

(ii) promoters of the Issuer during the two years preceding this Offering;

(iii) those who own and/or control more than 10% of the Issuer's voting securities immediately before and immediately after completion of this Offering if they also have elected or appointed or have the right to elect or appoint a director or senior officer of the Issuer or of a material operating subsidiary of the Issuer;

(iv) those who own and/or control more than 20% of the Issuer's voting securities immediately before and immediately after completion of this Offering; and

(v) associates and affiliates of any of the above.

Pursuant to an agreement (the "**Escrow Agreement**") dated as of June 1, 2006 among the Issuer, Computershare Investor Services Inc. (the "**Escrow Agent**") and the Principal of the Issuer, being Southwestern, the Principal agreed to deposit in escrow its securities of the Issuer (the "**Escrowed Securities**") with the Escrow Agent. As the Issuer is classified as an "established issuer" under National Policy 46-201, the Escrow Agreement provides that the Escrowed Securities will be released from escrow in equal tranches at six month intervals over the 18 months following the listing of the common shares on the TSX (that is 25% of the Principal's holdings being released in each tranche with an initial 25% tranche being released on the date the common shares are listed on the TSX).

Pursuant to the terms of the Escrow Agreement, the securities held in escrow may not be transferred or otherwise dealt with during the term of the Escrow Agreement unless the transfers or dealings with escrow are:

(i) transfers to continuing or, upon their appointment, incoming directors and senior officers of the Issuer or of a material operating subsidiary, with approval of the Issuer's board of directors;

(ii) transfers to an RRSP or similar trusteed plan provided that the only beneficiaries are the transferor or the transferor's spouse or children;

(iii) transfers upon bankruptcy to the trustee in bankruptcy; and

(iv) pledges to a financial institution as collateral for a *bona fide* loan, provided that upon a realization the securities remain subject to escrow. Tenders of escrowed securities to a take-over bid are permitted provided that, if the tenderer is a Principal of the successor Issuer upon completion of the take-over bid, securities received in exchange for tendered escrowed securities are substituted in escrow on the basis of the successor Issuer's escrow classification.

The following table sets forth details of the issued and outstanding securities that are subject to the Escrow Agreement:

Name	Number and Type of Escrowed Securities
Southwestern	36,600,000 common shares (1)

(1) Includes the 2,000,000 common shares issued by the Issuer to Southwestern in payment of the Loan and 2,600,000 common shares issued by the Issuer to Southwestern, in payment of the principal amount outstanding under the Bridge Loan. Any common shares purchased by Southwestern under the terms of this Offering will also be subject to the Escrow Agreement.

Shares Subject to Resale Restrictions

Canadian securities legislation generally requires that shares issued by a company during its private stage may not be resold without a prospectus or an applicable prospectus exemption until the expiration of certain hold periods. This legislation generally provides that, in addition to the escrow restrictions herein described (see "Escrowed Securities"), all of the Issuer's currently issued and outstanding common shares will no longer be subject to a hold period if they were issued during the time that the Issuer was a private company, so long as the Issuer becomes a reporting issuer by filing a prospectus and so long as the shares have been held for a period of four months from their date of issuance. The only common shares subject to such hold period are the 36,600,000 common shares held by Southwestern and any additional shares it purchases under this Offering.

Locked-Up Securities

In addition to the escrow described above, Southwestern has entered into an agreement (the "**Lock-Up Agreement**") with the Issuer and Computershare as third party escrow agent whereby 34,000,000 common shares owned by Southwestern will be restricted from resale for a period of two years from the closing of the Offering, subject to the ability to obtain a release in the event of:

1. a transfer provided the transferee enters into a similar lock-up agreement;

2. a pledge, mortgage or charge to a financial institution as collateral for a loan, provided that the shares will remain subject to the terms of the Lock-Up Agreement if the lender realizes on the shares to satisfy the loan;

3. a bona fide offer for common shares of the Issuer made to shareholders of the Issuer generally or to a class of securityholders which, if accepted in whole or in part, would result in the offeror becoming a control person of the Issuer. If the offer is not completed, the shares shall continue to be held pursuant to the terms of the Lock-up Agreement;

4. the acquisition by a person or persons of voting securities of the Issuer which, when added to all other voting securities of the Issuer held by such person or persons, totals twenty percent (20%) of the outstanding voting securities of the Issuer or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Issuer; and

5. in the event of a formal issuer bid, statutory arrangement, amalgamation, merger or similar reorganization (a "Business Combination"). If the Business Combination is not completed and any or all of the shares tendered by Southwestern pursuant to the Business Combination are not taken up or paid for pursuant to the Business Combination, then such shares will remain subject to the terms of the Lock-Up Agreement.

The 2,600,000 common shares issued by the Issuer to Southwestern in payment of the amount outstanding under the Bridge Loan and any shares Southwestern acquires pursuant to this Offering are not subject to the Lock-Up Agreement.

PRINCIPAL SHAREHOLDERS

As at the date of this Prospectus, the following persons had holdings of securities which will represent more than 10% of the issued and outstanding common shares of the Issuer on the completion of the Offering:

Name of Shareholder	No. of Securities Held	Percentage of Issued and Outstanding Common Shares as at the date of this Prospectus	Percentage of Issued and Outstanding Common Shares Upon Completion of the Offering
Southwestern	36,600,0000 Common Shares(1) (2) (3)	100%	49.06% (3)

(1) Direct, beneficial ownership. Held in escrow and subject to resale restrictions. Includes the 2,600,000 common shares issued by the Issuer to Southwestern, in payment of the principal amount outstanding under the Bridge Loan, which shares are subject to the Escrow Agreement. See "Escrowed Securities".

(2) 34,000,000 of the shares are held subject to the Lock-Up Agreement. See "Locked-Up Securities". The principal shareholder of Southwestern is its President and Chief Executive Officer, John Paterson, who owns directly and indirectly approximately 17.54% of the outstanding Southwestern shares.

(3) Southwestern intends to purchase a further 2,000,000 shares pursuant to the Offering which will increase its total holdings to 38,600,000 shares. This number will represent 51.74% of the Issuer's shares if the Over-Allotment Option is not exercised and will represent 50.39% if the Over-Allotment Option is exercised (in each case excluding any exercise of Underwriters' Warrants or stock options).

DIRECTORS AND OFFICERS

Current Directors and Officers

The name, municipality of residence and position with the Issuer of each director and officer of the Issuer, and the principal business or occupation in which each director and officer of the Issuer has been engaged during the immediately preceding five years, and the period during which each director has served as director is set out in the table below. Each director's term of office will expire at the next annual general meeting of the Issuer.

Name, Municipality of Residence. (Age) and Position with the Issuer[1]	Principal Occupation During the Past Five Years	Period as Director and/or Officer[2]
Timo Jauristo (48) [7] Vancouver, B.C. *President, Chief Executive Officer and Director*	Director, Vice President, Corporate Development and Interim Vice President, Exploration of Southwestern; Former General Manager – Corporate Development for Placer Dome Inc. (public mineral company); President, Austgold Consulting Ltd. (private consulting company).	December 23, 2005
W. David Black (64) [3] [5] [6] Vancouver, B.C. *Director and Chairman*	Retired; Previously associate counsel January 2004 to December 2005 and securities lawyer 1967 to 2003 with DuMoulin Black LLP.	December 23, 2005
Rex John McLennan (54) [4] [5] [6] West Vancouver, BC *Director*	Currently the Executive Vice-President and Chief Financial Officer of the Vancouver 2010 Olympic Organizing Committee; From 1997 to 2005 Executive Vice-President and Chief Financial Officer of Placer Dome Inc.	June 6, 2006
Myron Osatenko (64) [5] [6] [7] Delta, B.C. *Director*	Consulting geologist, 2001 to 2006; From 1967 to 2001 held various positions with Teck Cominco Ltd. including as Manager, Exploration, Latin America, and Chief Geologist, Latin America.	May 23, 2006
Henry M. Giegerich (76) [3] Vancouver, B.C. *Director*	Retired; From 1988 to 1997 was a consulting mining engineer, conducting evaluations and engineering studies for corporate clients and the United Nations as well as due diligence reviews for corporate clients. Previously held senior positions with Cominco Ltd. including from 1982 to 1987 as President and General Manager of Cominco Alaska which was responsible for development of the Red Dog Mine in Alaska.	June 21, 2006
Gregory J. Martin, P.Eng. (38) Vancouver, B.C. *Vice-President and Chief Financial Officer*	From 1996 to 2006 held various positions with Placer Dome Inc. including Director, Investor Relations, General Manager, Business Development and Manager, Corporate Finance and Insurance.	June 1, 2006
Susy Horna (47) Surrey, B.C. *Corporate Secretary*	Executive Legal Assistant for Southwestern since 1996; Corporate Secretary of Lake Shore Gold Corp. and Superior Diamonds Inc. (public mineral exploration companies) since 2002.	December 23, 2005

(1) The information as to residence and principal occupation, not being within the knowledge of the Issuer has been furnished by the respective directors and officers individually.

(2) Directors serve until the earlier of the next annual general meeting or their resignation.

(3) Member of the Audit Committee.

(4) Chair of the Audit Committee.

(5) Member of the Compensation Committee.

(6) Member of the Corporate Governance and Nominating Committee.

(7) Member of the Environment and Safety Committee.

(8) Directors and executive officers of the Issuer may participate in the Offering. The directors and executive officers do not currently own any shares of the Issuer.

The term of office of the directors expires annually at the time of the Issuer's annual general meeting. The term of office of the officers expires at the discretion of the Issuer's directors.

The directors and officers of the Issuer do not currently hold any shares of the Issuer but may purchase Offered Shares pursuant to the Offering.

Description of Management

Timo Jauristo– President, Chief Executive Officer and Director

Mr. Jauristo is also the Vice President, Corporate Development for Southwestern. He obtained a B.App.Sc., Applied Geology degree from the Queensland University of Technology in Brisbane, Australia and his Graduate Diploma Finance from the Securities Institute of Australia, Sydney, Australia. Mr. Jauristo joined the Placer group of companies in 1990 and held various positions including Senior Project Geologist, Executive Assistant to Vice President – Exploration, Country Manager – Spain, Regional Manager – Southeast Asia, Exploration Manager – Australia, and Manager – Business Development. Prior to joining Placer, Mr. Jauristo worked for Newmont Australia, CSR Limited and Geopeko. Mr. Jauristo was part of the team that discovered the Osborne copper-gold deposit in Queensland.

Mr. Jauristo was involved in Placer's acquisition of the North Mara gold mine in Tanzania for US$300 million, and the successful takeover of Auriongold for US$800 million.

Mr. Jauristo's services will include developing exploration and development programs, enhancing the Issuer's shareholder and investor relationships and reviewing new opportunities for the Issuer. He expects to spend 65% of his work time on services to the Issuer.

W. David Black– Director and Chairman

Mr. Black is the Chair of the Board for Southwestern. Mr. Black was called to the British Columbia bar in 1967, and practiced as a lawyer specializing in corporate and securities law until December 2003; he has now retired. Mr. Black has served on the boards of numerous public and private companies in the natural resource sector. He has the business expertise to understand and evaluate financial statements that are prepared using both US and Canadian GAAP, the principles applied to natural resource companies' financial statements and the internal controls required to accurately report the Issuer's financial position. Mr. Black expects to spend such amount of his working time on the affairs of the Issuer as is necessary to fulfill his duties as an independent director of the Issuer.

Rex John McLennan – Director

Mr. McLennan is the Executive Vice-President and Chief Financial Officer of the Vancouver 2010 Olympic Organizing Committee and was the Executive Vice-President and Chief Financial Officer of Placer Dome Inc. from 1997 to 2005. Mr. McLennan obtained a B.Sc. (mathematics and economics) from the University of British Columbia and his MBA (finance and accounting) from McGill University, Montreal Quebec. He has the business expertise to understand and evaluate financial statements that are prepared using both US and Canadian GAAP, the principles applied to natural resource companies' financial statements and the internal controls required to accurately report the Issuer's financial position. Mr. McLennan also has significant experience with natural resource companies which will be of value in his services as director of the Issuer. Mr. McLennan expects to spend such amount of his working time on the affairs of the Issuer as is necessary to fulfill his duties as an independent director of the Issuer.

Myron Osatenko – Director

Mr. Osatenko is a consulting geologist and has held various positions with Teck Cominco Ltd. including Manager, Exploration, Latin America, and Chief Geologist, Latin America. Mr. Osatenko obtained a B.Sc. in Geology and a M.Sc. in Geology (specializing in economic geology and petrology) from the University of British Columbia. Mr. Osatenko's experience dealing with natural resource companies with worldwide operations including in Latin America will be of value in his position as director of the Issuer. Mr. Osatenko expects to spend such amount of his working time on the affairs of the Issuer as is necessary to fulfill his duties as an independent director of the Issuer.

Henry M. Giegerich - Director

Mr. Giegerich is retired. Mr. Giegerich obtained his B.A.Sc. in Mining Engineering from the University of British Columbia and was a consulting mining engineer for numerous years. During his time has a consulting mining engineer, Mr. Giegerich conducted evaluations and engineering studies for corporate clients and the United Nations as well as due diligence reviews for corporate clients. In the past, Mr. Giegerich has held senior positions with Cominco Ltd. He was also the President and General Manager of Cominco Alaska which was responsible for development of the Red Dog Mine in Alaska. Mr. Giegerich's experience dealing with natural resource companies with worldwide operations including in Latin America will be of value in his position as director of the Issuer. Mr. Giegerich expects to spend such amount of his working time on the affairs of the Issuer as is necessary to fulfill his duties as an independent director of the Issuer.

Gregory J. Martin – Vice President and Chief Financial Officer

Mr. Martin joined the Placer Dome group of companies in 1998 and, until the recent acquisition of Placer Dome Inc. by Barrick Gold Corp., held various positions including Director, Investor Relations, General Manager, Business Development, Manager, Corporate Finance and Insurance and Senior Financial Analyst, Treasury.

In his various positions, Mr. Martin assisted in equity offerings and advised and executed Placer's market strategy, was a member of a cross functional team that reviewed all investments greater than $10 million, managed hedging strategy and was responsible for business strategy and financial analysis of acquisitions. He obtained his MBA in finance and marketing from the University of Western Ontario in 1996 and is also a professional engineer.

Mr. Martin will prepare and review financial continuous disclosure documentation, liase with the external auditors and audit committee, assist foreign offices with reporting procedures and frameworks, oversee regulatory compliance and assist in the evaluation and acquisition of new opportunities. He expects to spend 100% of his work time on matters related to the Issuer.

Susy Horna – Corporate Secretary

Ms Horna has acted as Executive Legal Assistant for Southwestern since September 1996; as Corporate Secretary of Lake Shore Gold Corp. since December 2002 and Superior Diamonds Inc. since September 2002 all of which are publicly traded mineral exploration companies. Ms. Horna completed law studies in Peru and holds a Language and Literature diploma from the Pontificia Universidad Catolica del Peru, and prior to immigrating to Canada articled in one of Peru's main financial institutions. Ms Horna will act as the Corporate Secretary of the Issuer and expect to spend approximately 20% of her work time on matter related to the Issuer.

Corporate Cease Trade Orders or Bankruptcies

Except as otherwise described, no director, officer, promoter or other member of management of the Issuer is, or within the ten years prior to the date hereof has been, a director, officer, promoter or other member of management of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manger or trustee appointed to hold the assets of that director, officer or promoter.

Penalties or Sanctions

No director, officer, promoter or other member of management of the Issuer has, during the ten years prior to the date hereof, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, formation or management of a publicly traded company, or involving fraud or theft.

Personal Bankruptcies

No director, officer, promoter or other member of management of the Issuer has, during the ten years prior to the date hereof, been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts of Interest

The directors of the Issuer are required by law to act honestly and in good faith with a view to the best interest of the Issuer and to disclose any interests which they may have in any project or opportunity of the Issuer. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Issuer will participate in any project or opportunity, that director will primarily consider the degree of risk to which the Issuer may be exposed and its financial position at that time.

To the best of the Issuer's knowledge, there are no known existing or potential conflicts of interest among the Issuer, its promoters, directors, officers or other members of management of the Issuer as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Issuer are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Issuer will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. Such directors or officers will disclose all such conflicts in accordance with the *Business Corporations Act* (British Columbia) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Management Contracts

The Issuer has entered into the following contracts with management:

1. An agreement ("**Austgold Consulting Agreement**") dated for reference June 1, 2006 with Austgold Consulting Ltd. ("**Austgold**"), a company controlled by Timo Jauristo, President, Chief Executive Officer and Director, pursuant to which Austgold will receive fees of $1,250 per day for consulting services. The Agreement has a term of one year commencing on June 1, 2006.

2. An agreement ("**Jauristo Termination Agreement**") dated for reference June 1, 2006 with Timo Jauristo, President, Chief Executive Officer and Director. This Agreement provides:

    (i) if there is a change of control of the Issuer while the Issuer's shares are listed for trading on the Toronto Stock Exchange or the TSX Venture Exchange ("**Change of Control**") and Mr. Jauristo ceases to be an officer of the Issuer (other than for cause) within six months of the date of the Change of Control, then the Issuer will pay to Mr. Jauristo a termination payment of $750,000; and

    (ii) if the Issuer removes Mr. Jauristo from office (other than for cause), the Issuer will either provide six months advance notice of his removal or pay to Mr. Jauristo a severance payment. The severance payment will be $450,000 unless Mr. Jauristo has been an officer of the Issuer for at least five years in which case the severance payment will be $600,000.

3. An agreement ("**GJM Consulting Agreement**") dated for reference June 1, 2006 with GJM Management Consultants Inc. ("**GJM**"), a company controlled by Gregory J. Martin, Vice-President and Chief Financial Officer, pursuant to which GJM will receive fees of $900 per day for consulting services. The Agreement has a term of one year commencing on June 1, 2006.

4. An agreement ("**Martin Termination Agreement**") dated for reference June 1, 2006 with Gregory J. Martin, Vice-President and Chief Financial Officer. This Agreement provides:

    (i) if there is a Change of Control of the Issuer and Mr. Martin ceases to be an officer of the Issuer (other than for cause) within six months of the date of the Change of Control, then the Issuer will pay to Mr. Martin a termination payment of $540,000; and

(ii) if the Issuer removes Mr. Martin from office (other than for cause), the Issuer will either provide six months advance notice of his removal or pay to Mr. Martin a severance payment. The severance payment will be $324,000 unless Mr. Martin has been an officer of the Issuer for at least five years in which case the severance payment will be $432,000.

EXECUTIVE COMPENSATION

The Issuer has not paid any compensation for service to any of the individuals comprised of the President and the Chief Financial Officer or to any other executive officers of the Issuer from the date of its incorporation on September 21, 2005 to March 31, 2006, being the date of its audited financial statements attached as Schedule "A" to this Prospectus. The Issuer's "**Named Executive Officers**" or "**NEOs**" will be its President and its Chief Financial Officer as at its year end.

Long Term Incentive Plan (LTIP) Awards

The Issuer does not have an LTIP pursuant to which cash or non-cash compensation has been paid or distributed to any director or officer.

Option/Stock Appreciation Rights ("SAR") Grants

From incorporation of the Issuer on September 21, 2005 until the date of this Prospectus, 1,160,000 stock options have been granted to the Named Executive Officers, exercisable, upon vesting, at the Offering Price for a period of five years.

Aggregated Options/SAR Exercises and Current Option/SAR Values

The Named Executive Officers have not exercised any options in respect of the Issuer's shares.

Termination of Employment, Changes in Responsibility and Employment Contracts

Except with respect to the consulting agreements and termination agreements, described under "Directors and Officer – Management Contracts" above, the Issuer has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the event of the termination of employment or in the event of a change in control of the Issuer.

Compensation of Directors

The directors are reimbursed for expenses incurred for their services as directors on behalf of the Issuer. From time to time, directors may be retained to provide specific services to the Issuer and will be compensated on a normal commercial basis for such services.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or executive officer of the Issuer, or associate or affiliate of any such director or executive officer is indebted to the Issuer.

PLAN OF DISTRIBUTION

Underwriting Agreement

Pursuant to an Underwriting Agreement dated for reference October 26, 2006, the Underwriters have agreed to purchase, subject to compliance with all necessary legal requirements and with the terms and

conditions contained in the Underwriting Agreement, on November 8, 2006 or such other date as the Issuer and the Underwriters may mutually agree (provided such date is not more than 42 days after the date of the final receipt for this Prospectus), all of the Offered Shares offered hereby at the Offering Price per Offered Share for total consideration of $19,000,000 payable in cash against delivery of a share certificate or share certificates representing such Offered Shares.

The Offering Price per Offered Share has been determined by negotiation between the Issuer and the Underwriters.

The Issuer granted to the Underwriters the Over-Allotment Option to purchase at the Offering Price per share up to 2,000,000 Over-Allotment Shares, being equal to approximately 5.23% of the Offered Shares sold pursuant to the Offering, which Option is exercisable by the Underwriter, in whole or in part, for a period of 30 days from the date of listing of the Offered Shares on a stock exchange. If the Over-Allotment Option is fully exercised, the cumulative proceeds from the public offering, Underwriters' fee and net proceeds (excluding expenses of the Offering estimated to be $275,000) to the Issuer will be $20,000,000, $1,235,000 and $18,765,000, respectively. This Prospectus also qualifies the granting of the Over-Allotment Option and the issuance and transfer of up to 2,000,000 shares issued on the exercise thereof.

Save as provided below, the Underwriters will receive a cash commission equal to 6.5% of the gross proceeds of the Offering, including the Over-Allotment Option, payable in cash. The Underwriters will also receive that number of Underwriters' Warrants that is equal to 6.5% of the number of Offered Shares sold in the Offering, each Underwriters' Warrant entitling the holder to purchase one Underwriters' Warrant Share for a period of one year from the date of closing of the Offering at the Offering Price. The Issuer will also pay the Underwriters' expenses in connection with the Offering and has paid a $50,000 advance retainer to cover out of pocket expenses. Southwestern intends to purchase 2,000,000 Offered Shares and such purchase will be a condition precedent to the closing of the Offering. The Issuer will not pay Underwriters' Commission or issue Underwriters' Warrants in respect of the 2,000,000 Offered Shares of the Issuer that will be purchased by Southwestern pursuant to the Offering.

The Issuer has agreed not to directly or indirectly, issue, sell, offer, grant an option or right or otherwise dispose of or announce any intention to do the above, any additional shares or securities convertible or exchangeable into common shares of the Issuer, other than for purposes of granting or exercising employee compensation pursuant to an existing employee stock purchase plan or director or employee stock option plan, to satisfy existing instruments issued at the date hereof or pursuant to property option agreements to which the Issuer is or may become a party) for a period of 120 days following the closing of the Offering, without the prior written consent of Canaccord, such consent not to be unreasonably withheld.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the 38,000,000 Offered Shares offered hereby if any of such Offered Shares are purchased under the Underwriting Agreement. Under the terms of the Underwriting Agreement, the Underwriters and their broker/dealer affiliates may be entitled to indemnification by the Issuer against certain liabilities, including liabilities for misrepresentation in this Prospectus and liabilities under the United States securities laws.

The Underwriters have the right to participate as agent or underwriter with respect to no less than 30% of any additional public or private brokered debt or equity financing conducted by the Issuer within 12 months of the closing of the Offering, subject to agreeing to mutually acceptable fee arrangements.

The Offered Shares have not been and will not be registered under the United States Securities Act of 1933 (the "**U.S. Securities Act**") or any state securities laws, and subject to registration under the U.S. Securities Act and applicable state securities laws or to certain exemptions therefrom, may not be offered for purchase or sale, sold, transferred, delivered or otherwise disposed of, directly or indirectly, within the United States or its territories or possessions or to or for the account or benefit of any U.S. person (as defined in Regulation S under the U.S. Securities Act). Offers and sales of such securities within the United States or its territories or possessions or to or for the account or benefit of a U.S. person would constitute a violation of the U.S. Securities Act and applicable state securities laws unless made in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or an exemption therefrom. The Underwriters have agreed that they (or such U.S. affiliate of the Underwriters which conducts U.S. offers and sales) will not offer or sell the Offered Shares within the United States except in accordance with exemptions from the registration requirements under the 1933 Act. The Underwriting Agreement provides that the Underwriters (or such U.S. affiliates) will offer and sell the Offered Shares outside the United States only in accordance with Regulation S under the 1933 Act. The Underwriters have agreed that, except as permitted by the Underwriting Agreement, they (or such U.S. affiliates) will not offer to sell the Offered Shares within the United States or to U.S. Persons. In addition, until 40 days after the commencement of this Offering, an offer or sale of the Offered Shares within the United States by a dealer (whether or not participating in this Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an exemption from such registration requirements.

RISK FACTORS

The Offered Shares should be considered highly speculative due to the nature of the Issuer's business and the present stage of its development. In evaluating the Issuer and its business, investors should carefully consider, in addition to the other information contained in this Prospectus, the following risk factors. These risk factors are not a definitive list of all risk factors associated with an investment in the Issuer or in connection with the Issuer's operations.

Nature of the Securities and No Assurance of any Listing

The common shares of the Issuer are not currently listed on any stock exchange and there is no assurance that the Offered Shares will be listed. Until the common shares are listed on a stock exchange, holders of Offered Shares may not be able to sell their Offered Shares. Even if a listing is obtained, the holding of Offered Shares will involve a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Offered Shares should not be purchased by persons who cannot afford the possibility of the loss of their entire investment.

Mineral Exploration and Development Activities Are Inherently Risky

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Issuer's properties has a known body of commercial ore and there is no assurance that any will ever contain a body of commercial ore. There is no assurance that the results of the Issuer's Phase I exploration program will be sufficient for the Issuer to proceed with the Phase II pre-feasibility study on the Accha-Yanque Property. Unusual or unexpected formations, formation pressures, power outages, labour disruptions, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration programs. These factors can all affect the timing, cost and success of exploration programs and any future development. Although the Issuer will carry liability insurance with respect to its mineral exploration operations, the Issuer may become subject to liability for damage

to life and property, environmental damage, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. There are also physical risks to the exploration personnel working in the rugged terrain of Peru, often in difficult climate conditions.

Previous operations may have caused environmental damage at certain of the Issuer's properties. It may be difficult or impossible to assess the extent to which such damage was caused by the Issuer or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective and the Issuer may be responsible for the costs of reclamation.

If any of the Issuer's properties is found to have commercial quantities of ore, the Issuer would be subject to additional risks respecting any development and production activities.

Uncertainty of Acquiring Required Permits or Access Agreements

The Issuer must obtain additional permits to complete its planned exploration and development program. Prior to applying for permits, access agreements with local communities are required. There is no assurance that the Issuer will be able to obtain the permits or access agreements or obtain them in a timely manner.

Uncertainty of Quantification / Estimation of Mineral Resource Estimates

The figures for inferred mineral resources for the Yanque area stated in this Prospectus are estimates and no assurance can be given that the stated tonnages and grades will be achieved. In addition, while the Issuer has historical JORC mineral resources on the Accha (Titiminas) area, they are not NI 43-101 current mineral resources at this time. Until sufficient work is completed to classify these historical resource estimates as current mineral resources under NI 43-101, the Issuer will not be able to determine their reliability.

Dependence on Management

The Issuer will be dependent upon the personal efforts and commitment of its management, which is responsible for the development of future business. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Issuer could result, and other persons would be required to manage and operate the Issuer.

No History of Earnings; Uncertainty of Additional Financing

The Issuer has only recently commenced business. To date, the Issuer has had no revenue from the exploration activities on its properties. The Issuer has not yet determined that development activity is warranted on any of its properties. Even if the Issuer does undertake development activity on any of its properties, there is no certainty that the Issuer will produce revenue, operate profitably or provide a return on investment in the future.

Proceeds of the Offering are expected to be able to fund the Issuer's operations for the next 18 months. Operations past that time may require additional financing. There is no assurance that the Issuer will be successful in obtaining the required financing, which could cause the Issuer to postpone its exploration plans or result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties as disclosed herein.

Political Investment Risk; Political Instability in Developing Countries

The Issuer's mineral interests are in countries that may be affected by varying degrees of political instability and the policies of other nations in respect of these countries. These risks and uncertainties include military repression, political and labour unrest, fluctuations in currency exchange rates, high rates of inflation, terrorism, hostage taking and expropriation.

The Issuer's exploration and development activities may be affected by changes in government, political instability and the nature of various government regulations relating to the mining industry. Presidential, congressional and regional elections took place in Peru in the spring of 2006, and a new national government took office in July 2006. The Issuer cannot predict the new government's positions on foreign investment, mining concessions, land tenure, environmental regulation or taxation. A change in government positions on these issues could adversely affect the Issuer's business and/or its holdings, assets and operations in Peru. Any changes in regulations or shifts in political conditions are beyond the control of the Issuer. The Issuer's operations in Peru will entail significant governmental, economic, social, medical and other risk factors common to all developing countries. See "Economic Uncertainty in Developing Countries". The status of Peru as a developing country may make it more difficult for the Issuer to obtain any required financing because of the investment risks associated with it.

Economic Uncertainty in Developing Countries

The Issuer's operations in Peru may be adversely affected by economic uncertainty characteristic of developing countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and safety factors. Any such changes could have a material adverse effect on the Issuer's results of operations and financial condition.

Exploration and development in Peru are also subject to risk. Peru's fiscal regime has historically been favourable to the mining industry and has been relatively stable over the past ten years or so, but there is a risk that this could change. In addition, labour in Peru is customarily unionized and there are risks that labour unrest or wage agreements may impact operations. The Issuer believes that the current conditions in Peru are relatively stable and conducive to conducting business, however, its current and future mineral exploration activities could be impacted by political and/or economic developments.

Risks Relating to Statutory and Regulatory Compliance

The current and future operations of the Issuer, from exploration through development activities and commercial production, if any, are and will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities may experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Permits are subject to the discretion of government authorities and there can be no assurance that the Issuer will be successful in obtaining all required permits. Further, there can be no assurance that all permits which the Issuer may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which the Issuer may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures,

installation of additional equipment or costly remedial actions. The Issuer may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. The Issuer is not currently covered by any form of environmental liability insurance. See "Insurance Risk", below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Issuer and cause increases in capital expenditures or require abandonment or delays in exploration.

Current Mineral Exploration Conditions

While the current infrastructure in Peru is adequate to support the Issuer's activities at its properties, the infrastructure at the Accha-Yanque Property and other properties will require augmentation if advanced exploration or development is undertaken.

Title Risks

The acquisition of title to resource properties or interests therein is a very detailed and time-consuming process. Title to and the area of resource concessions may be disputed. Based on a review of records maintained by the relevant government agencies in Peru, and, based upon legal opinions prepared for the Issuer, the Accha-Yanque Property and other properties are registered in the name of the Issuer or are under application to the applicable government authority. There is no guarantee of title to any of the Issuer's properties. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Title may be based upon interpretation of a country's laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change. The Issuer has not surveyed the boundaries of any of its mineral properties and consequently the boundaries of the properties may be disputed.

Fluctuation of Mineral Prices

Factors beyond the control of the Issuer may affect the market price of minerals produced and the marketability of any ore or minerals discovered at and extracted from the Issuer's properties. Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Issuer's control including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. The effect of these factors cannot accurately be predicted.

Foreign Currency Fluctuations

The Issuer's exploration activities in Peru will render it subject to foreign currency fluctuations. While the Issuer expects to minimize the risks associated with foreign currency fluctuations by holding essentially all of its cash and short-term investments in U.S. and Canadian dollars rather than the local currencies, to the extent that its operations in those countries are carried out using the local currency, any appreciation of such local currency relative to the U.S. and Canadian dollar could have an adverse impact on the financial position of the Issuer. Since the Issuer's financial results will be reported in Canadian dollars, its financial position and results will be impacted by exchange rate fluctuations between the Canadian and U.S. dollars.

Repatriation of Earnings

Peru has no limitation on profit or capital remittances to foreign shareholders provided that all applicable Peruvian taxes have been paid. However, there can be no assurance that additional restrictions on the repatriation of earnings in Peru will not be imposed in the future.

Insurance Risk

No assurance can be given that insurance to cover the risks to which the Issuer's activities are subject will be available at all or at commercially reasonable premiums. The Issuer will maintain insurance within ranges of coverage which it believes to be consistent with industry practice for companies of a similar stage of development. As noted above, the Issuer will carry liability insurance with respect to its mineral exploration operations, but does not currently intend to carry any form of political risk insurance or any form of environmental liability insurance, since insurance against political risks and environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is prohibitively expensive. The payment of any such liabilities would reduce the funds available to the Issuer. If the Issuer is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

Competition

Significant and increasing competition exists for mineral deposits in each of the jurisdictions in which the Issuer conducts operations. As a result of this competition, much of which is with large established mining companies with substantially greater financial and technical resources than the Issuer, the Issuer may be unable to acquire additional attractive mining claims or financing on terms it considers acceptable. The Issuer also competes with other mining companies in the recruitment and retention of qualified employees.

Legal Proceedings

Since substantially all of the Issuer's assets are located outside of Canada, there may be difficulties in enforcing in Canadian courts any judgments obtained by the Issuer in foreign jurisdictions. Similarly to the extent that the Issuer's assets are located outside of Canada, investors may have difficulty collecting from the Issuer on any judgments obtained in Canadian courts and predicated on the civil liability provisions of securities legislation. The Issuer may be subject to legal proceedings and judgments in foreign jurisdictions.

Conflicts

Certain of the directors of the Issuer also serve as directors of other companies involved in mineral resource exploration and development and, to the extent that such other companies may participate in ventures in which the Issuer may participate, there exists the possibility for such directors to be in a position of conflict. In accordance with the laws of British Columbia, directors of the Issuer are required to act honestly, in good faith and in the best interests of the Issuer. In addition, such directors will declare and abstain from voting on any matter in which such directors may have a conflict of interest.

Dividends Unlikely

The Issuer has not paid any dividends since the date of its incorporation, and it is not anticipated that dividends will be declared in the short or medium term.

Dilution

Issuances of additional securities will result in a dilution of the equity interests of any persons who may become holders of common shares as a result of or subsequent to the Offering.

PROMOTERS

Southwestern has taken the initiative in founding the Issuer and arranging for its organization and financing and, accordingly, may be considered a promoter of the Issuer within the meaning of securities legislation of British Columbia.

From the period of incorporation of the Issuer to the date of this Prospectus, the only material things of value which Southwestern has received or will receive from the Issuer are:

1. 32,000,000 common shares were issued to Southwestern upon the subdivision of the Issuer's one outstanding share on August 23, 2006 as part of the Restructuring described under "General Development and Narrative Description of the Business";

2. Pursuant to the Loan Agreement, Southwestern advanced the sum of $200,000. The principal amount of the Loan together was converted at the option of Southwestern into 2,000,000 shares of the Issuer at $0.10 per share. See "General Development and Narrative Description of the Business" for a description of the terms of the Loan Agreement;

3. Pursuant to the Bridge Loan Agreement, Southwestern agreed to provide up to an aggregate of $1,300,000 to the Issuer, all of which was advanced prior to the date of this Prospectus. The Bridge Loan and accrued interest at 7% per annum were repayable, in cash, or at the election of the Issuer in shares at the Offering Price per share, upon the earlier of June 15, 2007 and 30 days following completion of the Offering. The Issuer has since repaid the principal amount of the Bridge Loan by the issuance of 2,600,000 shares and the accrued interest has been paid in cash. See "General Development and Narrative Description of the Business" for a description of the terms of the Bridge Loan Agreement and "Escrowed Securities"; and

4. Southwestern intends to purchase 2,000,000 shares;

5. Southwestern and the Issuer have entered into the Administrative Services Agreement whereby Southwestern will provide the Issuer with office space, use of Southwestern's office facilities, secretarial and accounting services and services in China at a cost of $16,000 per month. See "Management Discussion and Analysis – Subsequent Events".

6. Collasuyo has entered into an Outsourcing Operating Assistance Services Agreement with MISOSA, a wholly owned subsidiary of Southwestern, whereby MISOSA agreed to provide Collasuyo with office space, use of MISOSA's facilities and secretarial and accounting services in Peru at a cost of US$11,500 per month.

LEGAL PROCEEDINGS

The Issuer is not a party to any legal proceedings, nor is the Issuer aware of any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The directors, senior officers and principal shareholders of the Issuer or any associate or affiliate of the foregoing have had no material interest, direct or indirect, in any transactions in which the Issuer has participated within the period prior to the date of this Prospectus, or will have any material interest in any proposed transaction, which has materially affected or will materially affect the Issuer, except as set out elsewhere in this Prospectus or as follows:

Certain directors and/or officers of the Issuer are also directors and officers of Southwestern. These directors and/or officers of the Issuer may receive stock options under the Issuer's Stock Option Plan. See "Options to Purchase Securities".

AUDITORS, TRANSFER AGENTS AND REGISTRARS

The auditors of the Issuer are the firm of Deloitte & Touche LLP, Chartered Accountants, Suite 2800, 1055 Dunsmuir Street, P.O. Box 49279 Four Bentall Centre, Vancouver, British Columbia, V7X 1P4.

The Registrar and Transfer Agent for the common shares in British Columbia is Computershare Investor Services Inc., at its offices at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 and 100 University Avenue, 11th Floor, Toronto, Ontario, M5J 2Y1.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by the Issuer or its subsidiaries since its incorporation that are still in effect:

1. Underwriting Agreement dated for reference October 26, 2006 between the Underwriters and the Issuer. This Agreement is discussed in "Plan of Distribution".

2. The Bridge Loan Agreement dated for reference October 17, 2006 between Southwestern and the Issuer. This Agreement is discussed under "General Development and Narrative Description of the Business".

3. Data Transfer Agreement dated for reference June 1, 2006 between Southwestern and the Issuer. This Agreement is discussed under "General Development and Narrative Discussion of the Business".

4. Framework Agreement dated effective December 27, 2005 between Collasuyo and MISOSA. This Agreement is discussed under "General Development and Narrative Discussion of the Business".

5. Escrow Agreement dated June 1, 2006 among certain Principals of the Issuer (as that term is defined under National Policy 46-201 "Escrow for Initial Public Offerings"), Computershare Investor Services Inc. and the Issuer. This Agreement is discussed in "Escrowed Securities".

6. Lock-Up Agreement dated September 5, 2006 among Southwestern, Computershare Investor Services Inc. and the Issuer. This Agreement is discussed under "Locked-Up Securities".

7. Austgold Consulting agreement, GJM Consulting Agreement, each dated June 1, 2006, between Austgold and the Issuer, between GJM and the Issuer respectively. These Agreements are discussed in "Directors and Officers – Management Contracts".

8. Jauristo Termination Agreement and Martin Termination Agreement, each dated June 1, 2006, between Timo Jauristo and the Issuer and between Gregory Martin and the Issuer. These Agreements are discussed in "Directors and Officers – Management Contracts".

9. Administrative Services Agreement dated June 1, 2006 between Southwestern and the Issuer. This Agreement is discussed under "Promoters".

10. Consulting Agreement dated for reference June 1, 2006 between the Issuer and Meghan Brown Consulting Ltd. ("Brown Ltd") whereby Brown Ltd agreed to provide investor relations services to the Issuer for the sum of $600 per day for each day that such services are provided.

11. Outsourcing Operating Assistance Agreement dated May 1, 2006 between MISOSA and Collasuyo. This Agreement is discussed under "Management Discussion & Analysis" and "Promoters".

Copies of all material contracts may be inspected during distribution of the securities being offered under this Prospectus at the corporate head office of the Issuer at Suite 1650, 701 West Georgia Street, Vancouver, British Columbia V7Y 1C6 during normal business hours and for 30 days thereafter.

EXPERTS

The following persons or companies whose profession or business gives authority to a statement made by the person or company are named in the Prospectus as having prepared or certified a part of that document or a report of valuation described in the Prospectus:

1. L.D.S. Winter, P. Geo., an independent consulting geologist and "qualified person" as defined in NI 43-101, is the author responsible for the preparation of the Technical Report;

2. The information in this Prospectus under the headings "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations" has been included in reliance upon the opinion of Thorsteinssons LLP; and

3. The audited financial statements of the Issuer included with this Prospectus have been subject to audit by Deloitte & Touche LLP, Chartered Accountants and their audit report is included herein.

Based on information provided by the relevant persons in 1 and 2 above, none of such persons or companies have received or will receive the following direct or indirect interests in the property of the Issuer or have any beneficial ownership, direct or indirect, of securities of the Issuer.

Deloitte & Touche LLP is the auditor of the Issuer and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Thorsteinssons LLP, special tax counsel to the Issuer, the following summary fairly describes the principal Canadian federal income tax considerations generally applicable to persons ("**Holders**") resident in Canada who will acquire Offered Shares of the Issuer pursuant to this Offering and who will hold their Offered Shares as capital property and deal at arm's length with the Issuer.

This summary is not applicable to Holders that hold their Offered Shares as an adventure in the nature of trade or in the course of carrying on a business of trading or dealing in securities. This summary also does not apply to Holders that are "financial institutions" as defined in subsection 142.2(1) of the Tax Act.

This summary is based on the provisions of the Tax Act, the regulations under the Tax Act (the "**Regulations**"), counsel's understanding of the current published administrative and assessing policies of Canada Revenue Agency ("**CRA**") and all specific proposals to amend the Tax Act or Regulations (collectively, the "**Proposed Amendments**") publicly announced before the date hereof. This summary does not take into account provincial, territorial or foreign income tax considerations, and does not take into account or anticipate any changes in law whether by judicial, governmental or legislative action except to the extent of the Proposed Amendments. No assurance can be given that any of the Proposed Amendments will be enacted into law or that legislation will implement the Proposed Amendments in the manner now proposed.

This summary is of a general nature and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder. Holders should therefore consult their own independent tax advisors with respect to their particular tax positions. The discussion below is qualified accordingly.

Eligibility for Investment

At any time the Issuer's common shares are listed for trading on the Exchange, the Offered Shares will be "qualified investments" under the Tax Act for Investment Plans.

Dividends

Dividends received or deemed to be received on the Offered Shares will be included in computing the Holder's income for the purposes of the Tax Act.

In the case of an individual Holder such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of taxable dividends received from taxable Canadian corporations (as defined in the Tax Act).

Dividends received by a corporation on the Offered Shares must be included in computing its income but generally will be deductible in computing its taxable income. Private corporations (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends to the extent such dividends are deductible in computing taxable income. This refundable tax generally will be refunded to a corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Adjusted Cost Base of Offered Shares

The adjusted cost base of each Offered Share held by a shareholder of the Issuer at any particular time is calculated as the average cost (as adjusted) to him of all Offered Shares of the Issuer owned by him at that time.

Disposition of Shares

In general, a disposition or deemed disposition of a Offered Share by a Holder will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of such Offered Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such Offered Share to that Holder immediately before the disposition.

Generally, one-half of any capital gain realized by a Holder on the disposition or deemed disposition of a Offered Share in a taxation year must be included in computing the Holder's income for that year as a taxable capital gain. Similarly, one-half of any capital loss realized by a Holder on the disposition or deemed disposition of an Offered Share in a taxation year is an allowable capital loss that may (subject to detailed rules in the Tax Act) be deducted from the Holder's capital gains for that year or the three preceding taxation years or any subsequent taxation year. A capital loss otherwise arising upon the disposition of an Offered Share by a corporate Holder will be reduced by the amount of dividends received or deemed to have been received on the Offered Share where the period of ownership of such Offered Share was less than 365 days or where the corporate Holder (together with persons with whom it did not deal at arm's length) held more than 5% of the issued shares of any class of the Issuer at the time the dividends were received or deemed to be received.

A Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) also may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" for the year which will include an amount in respect of taxable capital gains.

PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in British Columbia, Alberta, Manitoba and Ontario provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In some jurisdictions, the securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

FINANCIAL STATEMENTS

Audited financial statements of the Issuer for the period from incorporation on September 21, 2005, to March 31, 2006 and unaudited financial statements from April 1, 2006 to June 30, 2006 are included herewith.

AUDITORS' CONSENT

DELOITTE & TOUCHE LLP

We have read the prospectus of Zincore Metals Inc. (the "**Issuer**") dated October 26, 2006 qualifying for distribution of an aggregate of 38,000,000 common shares of the Issuer. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report to the directors of the Issuer on the consolidated balance sheet of the Issuer as at March 31, 2006 and the consolidated statement of loss and deficit and the consolidated statement of cash flows for the period from September 21, 2005 (date of incorporation) to March 31, 2006. Our report is dated June 19, 2006 except for note 10 for which the date is October 26, 2006.

(signed) Deloitte & Touche LLP
Vancouver, British Columbia
October 26, 2006
Chartered Accountants

ZINCORE METALS INC.

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006 (unaudited) and March 31, 2006

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

AUDITORS' REPORT

To the Directors of Zincore Metals Inc.

We have audited the consolidated balance sheet of Zincore Metals Inc. as at March 31, 2006 and the consolidated statements of loss and deficit and cash flows from September 21, 2005 (date of incorporation) to March 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and the results of its operations and its cash flows from September 21, 2005 (date of incorporation) to March 31, 2006 in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
June 19, 2006 (except as to Note 10, which is as of October 26, 2006)

ZINCORE METALS INC.
Consolidated Balance Sheets

		June 30, 2006 *(unaudited)*		March 31, 2006
Assets				
Current				
Cash	$	326,460	$	241,257
Exploration advances and other receivables		152,805		12,259
		479,265		253,516
Property, plant, and equipment (note 4)		61,193		62,239
Mineral properties (note 5)		2,530,516		2,110,388
	$	3,070,974	$	2,426,143
Liabilities				
Current				
Accounts payable and accrued charges	$	181,275	$	4,137
Due to an affiliated company (note 3)		3,219,352		2,550,730
		3,400,627		2,554,867
Deficiency in Assets				
Share capital (note 6) Authorized: Unlimited common shares without par value Unlimited first preferred shares without par value Unlimited second preferred shares without par value				
Issued: 1 common share		1		1
Deficit		(329,654)		(128,725)
		(329,653)		(128,724)
	$	3,070,974	$	2,426,143

Continuing Operations (Note 1)

APPROVED BY THE BOARD

/s/ W. David Black	/s/Timo Jauristo
W. David Black	Timo Jauristo

See accompanying notes to consolidated financial statements

ZINCORE METALS INC.

Consolidated Statements of Loss and Deficit

		Three month period ended June 30, 2006 *(unaudited)*		September 21, 2005 (date of incorporation) to March 31, 2006
Expenses				
Consulting and management fees	$	93,474	$	6,943
General exploration		78,399		3,478
Foreign exchange loss (gain)		1,612		(3,973)
Legal and accounting		13,147		22,350
Office expense		15,919		186
Loss before undernoted item		(202,551)		(28,984)
Interest and other income		1,622		640
Net loss for the period	$	(200,929)	$	(28,344)
Deficit, beginning of period		(128,725)		-
Related party transaction adjustment (note 3)		-		(100,381)
Deficit, end of period	$	(329,654)	$	(128,725)

See accompanying notes to consolidated financial statements

ZINCORE METALS INC.
Consolidated Statements of Cash Flow

	Three month period ended June 30, 2006 (unaudited)	September 21, 2005 (date of incorporation) to March 31, 2006
Operating Activities		
Net loss for the period	$ (200,929)	$ (28,344)
Items not involving cash:		
Depreciation	89	-
Change in non-cash operating working capital items:		
Increase in exploration advances and other receivables	(145,309)	-
Increase in accounts payable and accrued charges	108,548	-
Cash used in operating activities	(237,601)	(28,344)
Investing Activities		
Additions to property, plant and equipment	(5,148)	(63,753)
Mineral property expenditures	(250,765)	(80,955)
Cash used in investing activities	(255,913)	(144,708)
Financing Activity		
Funds received from affiliated company	578,717	414,309
Cash provided by financing activity	578,717	414,309
Increase in cash during the period	85,203	241,257
Cash at beginning of period	241,257	-
Cash at end of period	$ 326,460	$ 241,257
Non-cash investing and financing item:		
Mineral properties contributed by an affiliated company	$ -	$ 2,029,433

See accompanying notes to consolidated financial statements

1. DESCRIPTION OF BUSINESS

Zincore Metals Inc. ("Zincore" or the "Company") is an exploration stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of zinc properties in Peru and elsewhere.

The Company was incorporated as Peru Zinc Corporation on September 21, 2005 in the Province of British Columbia as a 100% owned subsidiary of Southwestern Resources Corp. ("Southwestern"). The Company subsequently changed its name to Southern Zinc Corporation on April 26, 2006 and to Zincore Metals Inc. on June 5, 2006.

These financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue on a going concern basis depends on the continuing support of the Company's creditors, its ability to successfully raise additional financing, and/or complete the development of its mineral properties and attain future profitable production from the properties or proceeds from disposition.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements reflect the financial position of the Company as at June 30, 2006 and March 31, 2006 and its results of operations and its cash flows for the three months ended June 30, 2006 and from September 21, 2005 (date of incorporation) to March 31, 2006. The financial position at June 30, 2006 and the results of operations and cash flows for the three months ended June 30, 2006 is unaudited. The unaudited financial statements, in the opinion of management, contain all adjustments necessary to present fairly the financial information for such unaudited periods and the accounting policies applied thereon are consistent with those described below.

a) Basis of Presentation

The consolidated financial statements are prepared based upon Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of Zincore and the following wholly owned subsidiaries:

Wari Minerals Inc.
Nazca Minerals Ltd.
Exploraciones Collasuyo S.A.C.

All inter-company transactions and balances have been eliminated.

b) Financial Instruments

The Company's financial assets and liabilities are cash, exploration advances and other receivables, accounts payable and accrued charges, and due to affiliated company. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature.

The Company is exposed to fluctuations in foreign currency exchange rates. The Company has not entered into any derivative financial instruments to manage its exposure to fluctuations in these rates.

c) Mineral Properties

Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are capitalized. When production is attained these costs will be amortized. When capitalized expenditures on individual mineral properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

Expenditures of a general reconnaissance nature along with some of the costs of maintaining foreign exploration offices are written off to general exploration during the year.

d) Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is computed using the declining-balance method based on annual rates as follows:

Office and other equipment	20%
Vehicles	30%

e) Foreign Currency Translation

The Company's functional currency is the Canadian dollar. The Company's foreign subsidiaries are considered to be integrated operations. Accordingly, the Company utilizes the temporal method to translate the financial statements of these subsidiaries into Canadian dollars. All foreign currency denominated transactions are translated into Canadian dollars using weighted average rates for the period in which the transaction occurred for items included in the consolidated statements of loss and deficit, the rate in effect at the balance sheet date for monetary assets and liabilities, and historical rates for other assets included in the consolidated balance sheets. Translation gains or losses are included in the determination of income.

f) Future Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

g) Measurement Uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates where management's judgment is applied include asset valuations, income taxes, and contingent liabilities. Actual results may differ from those estimates.

h) Stock options

The fair value of all stock-based awards is estimated using the Black-Scholes model at the date of grant and is expensed to operations over each award's vesting period. As at June 30, 2006 no stock options have been granted.

3. ACQUISITION OF ASSETS

a) Pursuant to an agreement, dated December 27, 2005, between Minera del Suroeste S.A. ("MISOSA"), an indirect, wholly-owned subsidiary of Southwestern, and Exploraciones Collasuyo S.A.C. ("Collasuyo"), the Company's indirect, wholly-owned subsidiary, MISOSA transferred its 100% interest in certain zinc properties (the "Zinc Assets") to Collasuyo. As the transaction was between companies under common control, the assets had been recorded by the Company at their book value on the date of transfer.

As at June 30, 2006 the amount owing to Southwestern and its subsidiaries in consideration for the transfer of assets was $3,219,352 (March 31, 2006 - $2,550,730) which includes the historical expenditures incurred on the Zinc Assets, further advances from Southwestern to the Company and an adjustment to reflect the agreed exchange amount for the Zinc Assets (Note 10(a)). The difference between the exchange amount and the carrying amount of the Zinc Assets has been recorded as a charge to deficit of $100,381 as at March 31, 2006.

b) In June 2006, Southwestern advanced a loan of $200,000 to the Company for working capital purposes. The loan has a term of one year, is unsecured and bears interest at 7% per annum. The loan, including accrued interest, may be converted at the option of Southwestern into shares of the Company at a conversion price of $0.10 per share (Note 10(b)). This loan is included in the amount payable to Southwestern as at June 30, 2006.

c) In June 2006, Southwestern agreed to provide the Company with a bridge loan to a maximum of $500,000 (subsequently increased to $1,000,000 in July 2006 and to $1,300,000 in September 2006). The bridge loan is due the earlier of thirty days following the completion of a public offering or one year from the date of the loan. (In October 2006, the loan was revised to provide, at the election of the Company, for repayment in cash or shares at the initial public offering price per share). The loan is unsecured and bears interest at a rate of 7% per annum. Included in the amount owing to Southwestern is $78,718 that had been drawn as of June 30, 2006 under this agreement.

4. PROPERTY, PLANT AND EQUIPMENT

As at June 30, 2006

	Cost	Accumulated Amortization	Net Book Value
Office and other equipment	$6,960	$376	$6,584
Vehicles	61,942	7,333	54,609
	$68,902	$7,709	$61,193

As at March 31, 2006

	Cost	Accumulated Amortization	Net Book Value
Office and other equipment	$1,811	$-	$1,811
Vehicles	61,942	1,514	60,428
	$63,753	$1,514	$62,239

Amortization relating to exploration related assets has been allocated to mineral properties in the amount of $7,619 (March 31, 2006 - $1,514) during the period.

5. MINERAL PROPERTIES

a) The Peruvian zinc properties acquired by the Company are the Accha-Yanque Property which consisted of 23 mining concessions covering approximately 14,230 hectares (in July 2006, 18 additional concession applications and in September 2006, 15 additional concession application were made, for a total of 56 mining concessions, within the Accha-Yanque Property) located 70 kilometres south of the city of Cuzco, the Minascassa Property located 400 kilometres southeast of Lima, and the Sayani Property located approximately 25 kilometres southeast of the Minascassa Property.

The Accha-Yanque Property was evaluated first by Cominco Ltd and later by Pasminco Limited ("Pasminco") between 1998 and 2001 pursuant to an option agreement whereby Pasminco could earn a 51% interest by spending US$5 million over four years. The agreement was terminated in 2001. The most significant work was conducted by Pasminco on the Property and it consisted of trenching, reverse circulation drilling and diamond drilling.

The Company purchased the Puyani concession within the Accha-Yanque property from a third party in exchange for a 2% net smelter royalty on minerals produced from the Puyani concession. The Company has the right to purchase the royalty at any time for US$1 million.

The Minascassa Property consists of four concessions and was the key property within the Bambas West Joint Venture between Southwestern and Inco Limited. A program of regional stream sediment and outcrop sampling and geological mapping was conducted by the joint venture partners on the Bambas project area which lead to the discovery of a mineralized zinc-copper skarn system at Minascassa.

The Sayani Property is comprised of two exploration concessions totaling 2,000 hectares.

All properties are 100% owned by Zincore.

b) For the three month period ended June 30, 2006 significant expenditures were as follows:

	Accha/Yanque	Minascassa	Sayani	Total
Balance, beginning of period	$1,381,968	$714,553	$13,867	$2,110,388
Property, acquisition and maintenance	146,646	16,865	13,494	177,005
Analytical	34,776	–	–	34,776
Geology	185,726	4,065	–	189,791
Drilling	–	–	–	–
Research	15,767	–	–	15,767
Project administration	2,789	–	–	2,789
Balance, end of period	$1,767,672	$735,483	$27,361	$2,530,516

c) As at March 31, 2006 the mineral properties were comprised of:

	Accha/Yanque	Minascassa	Sayani	Total
Balance, beginning of period	$-	$-	$-	$-
Property, acquisition and maintenance	249,704	101,912	10,036	361,652
Analytical	56,181	–	–	56,181
Geophysics	9,068	64,071		73,139
Geology	617,053	137,544	3,831	758,428
Drilling	267,003	62,925	–	329,928
Research	77,870	150,618	–	228,488
Project administration	105,089	197,483	–	302,572
Balance, end of period	$1,381,968	$714,553	$13,867	$2,110,388

6. SHARE CAPITAL

In May 2006 the Company established a stock option plan (the "Plan") and 10% of the number of common shares issued and outstanding will be reserved for issuance under the Plan. As at June 30, 2006, no options have been granted under this Plan.

7. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	March 31, 2006
Canadian statutory federal income tax rate	34%
Recovery of income taxes computed at statutory rates	$9,670
Effect of lower tax rates of foreign jurisdictions	(29)
Valuation allowance	(9,641)
Income tax provision	$–

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets are as follows:

	March 31, 2006
Operating loss carry forwards	$9,641
Less: Valuation allowance	(9,641)
Net future income tax liability	$--

8. SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral properties. The Company has non-current assets in the following geographic locations:

	June 30, 2006	March 31, 2006
Peru	$2,589,986	$2,172,624
Canada	$1,723	--
	$2,591,709	$2,172,624

9. RELATED PARTY TRANSACTIONS

During the three month period ended June 30, 2006 the Company paid $46,761 (March 31, 2006 - $nil) to Southwestern and its subsidiary under the terms of two separate administrative services agreements. In addition, during the same period, the Company paid remuneration to a company controlled by a director in the amount of $21,420 (March 31, 2006 - $nil).

At June 30, 3006 the Company had borrowed from Southwestern $200,000 and $78,718 respectively (March 31, 2006 - $nil) under the terms of the loan agreement and bridge loan agreement as disclosed in note 3(b) and (c).

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10. SUBSEQUENT EVENTS

a) On August 23, 2006 the Company issued 32 million common shares to Southwestern in exchange for the settlement of $2,940,634 of the amounts due to Southwestern and its subsidiaries and for the transfer of certain zinc-related geological, geochemical and geophysical exploration data in China from Southwestern to the Company at historical book value.

b) On August 24, 2006 Southwestern elected to convert the $200,000 outstanding under the loan agreement (Note 3(b)) into 2,000,000 shares of the Company. Accrued interest was waived. The Company has no further obligation to Southwestern under the loan agreement.

c) In October, 2006, the Company entered into an option agreement to earn an interest in the Cerro Condorini property from Brett Resources. The Company can earn a 60%

interest by incurring US$1,500,000 in exploration expenditures and making US$75,000 in payments over three years. The first year exploration expenditure of US$200,000 and payment of US$25,000 are required expenditures. The company has additional options to increase its interest to 70% by incurring exploration expenditures of US$2,500,000 over the following two years and increase its interest to 80% by incurring exploration expenditures of US$4,000,000 in the subsequent four years.

d) On October 16, 2006 the Company granted 3,138,000 stock options with an exercise price equivalent to the initial public offering per common share price (Note 10(f)) for a period of five years from the date of the Company listing on a stock exchange.

e) At October 18, 2006, the Company had drawn $1,300,000 under the terms of the bridge loan agreement described in Note 3(c). The Company has since repaid the principal amount of the bridge loan by the issuance of 2,600,000 common shares. Accrued interest was paid in cash.

f) The Company has filed a prospectus dated October 26, 2006 with certain securities regulatory authorities in Canada for an initial public offering of 38,000,000 common shares at $0.50 per share for gross proceeds of $19,000,000. Included in these totals, is a purchase by Southwestern of 2,000,000 shares under the terms of this initial public offering. The Company has granted the underwriters an over-allotment option of up to 2,000,000 common shares. If the over-allotment option is fully exercised the Company will receive additional proceeds of $1,000,000. The Company has agreed to pay the underwriters a cash commission of 6.5% of the gross proceeds of the offering. The Company has also agreed to grant the underwriters warrants to acquire up to 6.5% of the total number of common shares issued pursuant to the offering, exercisable for a period of one year following the closing of the offering at $0.50 per share. Other expenses related to the offering are estimated to be $500,000, of which approximately $225,000 has been paid.

CERTIFICATE OF THE ISSUER

Dated: October 26, 2006

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by Part 9 of the Securities Act (British Columbia) and its regulations, Part 9 of the Securities Act (Alberta) and the regulations under it, Part VII of the Securities Act (Manitoba) and the regulations thereunder, and Part XV of the Securities Act (Ontario) and the regulations thereunder.

(signed) **TIMO JAURISTO** President and Chief Executive Officer	(signed) **GREGORY J. MARTIN** Vice President and Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) **REX MCLENNAN** Director	(signed) **W. DAVID BLACK** Director

PROMOTER

SOUTHWESTERN RESOURCES CORP.

(signed) **JOHN PATERSON**
President and Chief Executive Officer

CERTIFICATE OF THE UNDERWRITERS

Dated: October 26, 2006

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered under this Prospectus as required by Part 9 of the Securities Act (British Columbia) and its regulations, Part 9 of the Securities Act (Alberta) and the regulations under it, Part VII of the Securities Act (Manitoba) and the regulations thereunder, and Part XV of the Securities Act (Ontario) and the regulations thereunder.

CANACCORD CAPITAL CORPORATION

(Signed) JAMES M. BROWN
Managing Director

RAYMOND JAMES LTD.

(Signed) JOHN MURPHY
Managing Director

OCTAGON CAPITAL CORPORATION

(Signed) PETER WINNELL
Vice Chairman

British Columbia
Securities Commission

BCSC

SEDAR Electronic Correspondence

P. O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia
V7Y 1L2 CANADA
Telephone: (604) 899-6500
Fax: (604) 899-6506
(BC only) 1-800-373-6393

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR PROSPECTUSES

AND

IN THE MATTER OF

ZINCORE METALS INC.

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of **British Columbia, Alberta, Manitoba, and Ontario** have been issued for a **prospectus** of the above issuer dated October 26, 2006.

DATED at Vancouver, British Columbia on October 26, 2006.

Betty Adema

Betty Adema
Securities Analyst
Corporate Finance Branch

SEDAR Project No.: 991282

G:\corpfin\prosprev\BAA\zincoredd
Final

Deloitte.

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: (604) 669-4466
Fax: (604) 685-3095
www.deloitte.ca

October 26, 2006

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

RE: Zincore Metals Inc. (the Company)

We refer to the prospectus of the Company dated October 26, 2006 qualifying for distribution an aggregate of 38,000,000 common shares.

We consent to the use in the above-mentioned prospectus of our report dated June 19, 2006 (except as to Note 10 which is as of October 26, 2006) to the directors of the Company on the following financial statements:

- Consolidated balance sheet as at March 31, 2006;
- Consolidated statements of loss, deficit and cash flows for the period from September 21, 2005 (date of incorporation) to March 31, 2006.

We report that we have read the prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Deloitte + Touche LLP

Chartered Accountants

DUMOULIN BLACK LLP
BARRISTERS & SOLICITORS

GEORGE R. BRAZIER
KENNETH L.H. EMBREE
PATRICIA D. SANDBERG*
DIRK K. MATTHEUS*
RYAN S. OSING
VICTORIA A. STEEVES
W. DAVID BLACK (ret)
(*denotes law corporation)

CHERI L. PEDERSEN
C. BRUCE SCOTT*
PAUL A. VISOSKY*
CHRISTINE E. COLEMAN
JOEL J. SCHUSTER
SARGENT H. BERNER (ret)

COREY M. DEAN*
MARY P. COLLYER
J. DOUGLAS SEPPALA*
LUCY H. SCHILLING
ZAFAR A. KHAN
BRIAN C. IRWIN (ret)

10th Floor 595 Howe Street
Vancouver BC Canada V6C 2T5
www.dumoulinblack.com

Telephone No. (604) 687-1224
Facsimile No. (604) 687-8772
Direct Line (604) 602-6817
Email psandberg@dumoulinblack.com

File No. 428401

VIA SEDAR

October 26, 2006

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Toronto Stock Exchange

**Re: Zincore Metals Inc.
Final Prospectus dated October 26, 2006
SEDAR Project No. 00991282**

We refer to the final prospectus dated October 26, 2006 (the "Prospectus") of Zincore Metals Inc.

We hereby consent to the references to our firm name in the Prospectus and under the heading "Legal Matters" and consent to the reference to our firm name and the use of our opinions under the heading "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the addressees and is not to be quoted from or referred to, in whole or in part, in the Prospectus or any other document and is not to be relied upon for any other purpose.

Yours truly,

(Signed) DuMoulin Black LLP

SOLICITORS McCULLOUGH O'CONNOR IRWIN LLP

October 26, 2006

By SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Toronto Stock Exchange

Dear Sirs/Mesdames:

Re: Zincore Metals Inc.
Final Prospectus dated October 26, 2006
SEDAR Project No. 00991282

We refer to the final prospectus dated October 26, 2006 (the "Prospectus") of Zincore Metals Inc.

We hereby consent to the references to our firm name in the Prospectus and under the heading "Legal Matters" and consent to the reference to our firm name and the use of our opinions under the heading "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the addressees and is not to be quoted from or referred to, in whole or in part, in the Prospectus or any other document and should not be relied upon for any other purpose.

Yours truly,

McCULLOUGH O'CONNOR IRWIN LLP

McCullough O'Connor Irwin LLP

1100 – 888 Dunsmuir Street
Vancouver, British Columbia
Canada V6C 3K4

TELEPHONE 604 687 7077
FACSIMILE 604 687 7099

www.moisolicitors.com

3280 006\0027

PRS ASSOCIATES
Paul Schmidt, Principal
1213 Argreen Rd
Mississauga, ON
L5G 3J2
tel (416) 617-8731
email: paulschmidt@sympatico.ca

October 26, 2006

TO: British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Toronto Stock Exchange

Dear Sirs/Mesdames:

RE: Zincore Metals Inc.
Offering under Prospectus dated October 26, 2006

I refer to the prospectus (the "Prospectus") dated October 26, 2006 of Zincore Metals Inc. (the "Company") relating to the distribution of common shares of the Company described therein.

I hereby consent to the written disclosure in the Prospectus extracted or summarized from the report entitled "Zincore Metals Inc. – Accha-Yanque Zinc Belt Project, Department of Cusco, Peru" dated August 31, 2006 and revised October 2, 2006 (the "Report") and to the reference in the Prospectus to those portions of Item 22 of the Report for which I am responsible. I further consent to the filing of the Report with the above Commissions and the Toronto Stock Exchange.

I confirm that I have read the Prospectus and that it fairly and accurately represents the information in the Report for which I am responsible.

P.R. Schmidt

Paul Schmidt, P. Eng.

L.D.S. WINTER
1849 Oriole Drive, Sudbury, ON P3E 2W5
(705) 524-4106
(705) 524-6368 (fax)
email: winbourne@bellnet.ca

October 26, 2006

TO: British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Toronto Stock Exchange

Dear Sirs/Mesdames:

RE: Zincore Metals Inc.
Offering under Prospectus dated October 26, 2006

I refer to the prospectus (the "Prospectus") dated October 26, 2006 of Zincore Metals Inc. (the "Company") relating to the distribution of common shares of the Company described therein.

I hereby consent to the written disclosure in the Prospectus extracted or summarized from the report entitled "Zincore Metals Inc. – Accha-Yanque Zinc Belt Project, Department of Cusco, Peru" dated August 31, 2006 and revised October 2, 2006 (the "Report") and to the reference to the undersigned in the Prospectus as the author of the Report. I further consent to the filing of the Report with the above Commissions and the Toronto Stock Exchange.

I confirm that I have read the Prospectus and that it fairly and accurately represents the Information in the Report.

Yours truly,

"L.D.S. Winter"
L.D.S. Winter, P. Geo.

CMD\428401\IPO PRELIM 2006\0221

L.D.S. WINTER
1849 Oriole Drive, Sudbury, ON P3E 2W5
(705) 560-6967
(705) 560-0765 (fax)
email: winbourne@bellnet.ca

October 26, 2006

TO: British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Toronto Stock Exchange

Dear Sirs/Mesdames:

RE: **Zincore Metals Inc.**
Offering under Prospectus dated October 26, 2006

I refer to the prospectus (the "Prospectus") dated October 26, 2006 of Zincore Metals Inc. (the "Company") relating to the distribution of common shares of the Company described therein.

I hereby consent to the written disclosure in the Prospectus extracted or summarized from the report entitled "Zincore Metals Inc. – Accha-Yanque Zinc Belt Project, Department of Cusco, Peru" dated August 31, 2006 and revised October 2, 2006 (the "Report") and to the reference to the undersigned in the Prospectus as the author of the Report. I further consent to the filing of the Report with the above Commissions and the Toronto Stock Exchange.

I confirm that I have read the Prospectus and that it fairly and accurately represents the information in the Report.

Yours truly,

L.D.S. Winter, P. Geo.

CMD\428401\IPO PRELIM 2006\0221

THORSTEINSSONS LLP

TAX LAWYERS

P.O. BOX 49123, THREE BENTALL CENTRE
TWENTY-SEVENTH FLOOR, 595 BURRARD STREET
VANCOUVER, BC, CANADA V7X 1J2
WEBSITE: WWW.THOR.CA E-MAIL: THOR@THOR.CA

TELEPHONE: (604) 689-1261
FACSIMILE: (604) 688-4711
TOLL FREE: 1-877-616-2200

October 26, 2006

To: British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Toronto Stock Exchange

Dear Sirs/Mesdames:

Re: Zincore Metals Inc. (the "Company")
(Final) Prospectus dated October 26, 2006
<u>SEDAR Project No. 00991282</u>

We refer to the Company's (final) prospectus (the "**Prospectus**") dated October 26, 2006.

We hereby consent to the references to our firm in the Prospectus and to the inclusion of our opinion (the "**Opinion**") as set forth in the portions of the Prospectus entitled "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the Opinion or that the Prospectus contains any misrepresentation of the information contained in the Opinion that is within our knowledge as a result of the services we performed in connection with the preparation of the Opinion.

This letter is solely for the information of the securities commissions and stock exchanges to whom it is addressed and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,
Thorsteinssons LLP

S. M. Cook*

SMC:whd

F:\Work\SMC\30559.05\002_ltr.doc

ZINCORE METALS INC

Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual General and Special Meeting of shareholders of Lake Shore Gold Corp. ("Lake Shore") held on May 8, 2007 (the "Meeting"), the following sets forth a brief description of each matter which was voted upon at such Meeting.

Common Shares represented at the meeting:	38,785,722 or 41.45%
Total outstanding Common Shares as at record date:	93,552,024

All matters were carried after voting by show of hands.

Final direction based on proxies received by management.

Description of Matter	Votes For		Votes Against		Votes Withheld	
	Number	%	Number	%	Number	%
1. Ordinary resolution to set the number of directors at six.	22,649,384	99.71	65,032	0.29	0	0
2. Ordinary resolution to elect the following nominees as Directors:						
Alan C. Moon	22,624,164	99.60	0	0	90,252	0.40
Daniel G. Innes	22,615,204	99.60	0	0	89,832	0.40
Brian R. Booth	22,659,504	99.80	0	0	45,932	0.20
Michael D. Winn	22,655,104	99.78	0	0	49,932	0.22
Murray A. Gordon	22,659,504	99.80	0	0	45,932	0.20
K. Sethu Raman						
Anthony P. Makuch	22,659,004	99.80	0	0	46,032	0.20
3. Ordinary resolution to approve the appointment of Deloitte & Touche LLP as auditors and authorize the Directors to fix the remuneration of the auditors.	22,677,484	99.84	0	0	36,932	0.16
4. Ordinary resolution to approve with or without variation the amendment to the Company's Stock Option Plan 2005.	15,974,786	81.21	3,687,684	18.76	0	0

ZINCORE METALS INC

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Annual General and Special Meeting to be held on May 10, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Pacific Time, on May 8, 2007.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

12MA07103.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned ("Registered Shareholder") of Zincore Metals Corp. (the "Corporation") hereby appoint(s): Timo Jauristo, or failing him **Gregory Martin**, or failing him **Susy H. Horna**,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the **Annual General and Special Meeting** of Zincore Metals Corp. to be held at **Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia on Wednesday May 10, 2007 at 10:00 a.m. (Pacific Time)** and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Set the Number of Directors

Set the number of directors at five.

For	Against
☐	☐

2. Election of Directors

	For	Withhold
01. W. David Black	☐	☐
02. Timo Jauristo	☐	☐
03. Rex McLennan	☐	☐
04. Myron Osatenko	☐	☐
05. Henry Giegerich	☐	☐

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3. Appointment of Auditors

Appointment of **Deloitte & Touche LLP** as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

For	Withhold
☐	☐

4. Approve an Amendment to the 2006 Plan

RESOLVED that the Company approve an amendment to the 2006 Plan (the "2007 Plan"), subject to the approval of the Toronto Stock Exchange (the "Exchange"), allowing the Company to revise the definition of Eligible Participant to include employees, directors and officers of Service Providers, and to include procedures for amending its stock option plan in circumstances that do not require shareholder approval; in substantially the form that has been made available to the Company's shareholders, and that all grants of stock options by the Company occurring after the receipt of Exchange approval will be pursuant to the 2007 Plan.

For	Against
☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 2 3 5 7 7 A R 1 Z I M Q

ZINCORE METALS INC.

Suite 1650 – 701 West Georgia Street
Vancouver, BC, Canada, V7Y 1C6

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
May 10, 2007

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of Shareholders (the "Meeting") of Zincore Metals Inc. (the "Company") will be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Thursday May 10, 2007 at 10:00 a.m. Pacific Daylight Time for the following purposes, as more fully set forth in the Management Information Circular accompanying this Notice:

1. to receive and consider the Report to Shareholders, the Audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2006 and the Auditors' Report thereon;

2. to set the number of directors at five and elect directors for the ensuing year;

3. to appoint auditors for the Company and authorize the directors to fix the auditors' remuneration;

4. to consider and if deemed appropriate approve with or without variation the amendment to the Company's Stock Option Plan (2006); and

5. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Report to Shareholders, Audited Financial Statements and Auditors' Report are included in the Company's Annual Report.

The Directors have fixed the close of business on March 21, 2007 as the record date for determination of shareholders entitled to notice of and the right to vote at the Meeting, either in person or by proxy, in accordance with and subject to the provisions of the *Business Corporations Act (British Columbia)*.

BY ORDER OF THE BOARD OF DIRECTORS

"Timo Jauristo"

March 22, 2007
Vancouver, British Columbia

Timo Jauristo
President & CEO

The Board of Directors encourages each shareholder to attend the Meeting in person. **WHETHER OR NOT YOU EXPECT TO ATTEND, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE.** If you attend the Meeting, the delivery of your proxy will not prevent you from voting in person. To be effective, proxies must be received by the Company's transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the commencement of the Meeting. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting. Beneficial shareholders who receive a proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

Computershare

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

March 13, 2007

Dear Sirs: All applicable Exchanges and Commissions

Subject: Zincore Metals Inc. **(AMENDED)**

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General and Special Meeting **(AMENDED)**
2.	CUSIP/Class of Security entitled to receive notification	: 98959P109/CA98959P1099/COMMON
3.	CUSIP/Class of Security entitled to vote	: 98959P109/CA98959P1099/COMMON
4.	Record Date for Notice	: 21 Mar 2007
5.	Record date for Voting	: 21 Mar 2007
6.	Beneficial Ownership determination date	: 21 Mar 2007
7.	Meeting Date	: 10 May 2007
8.	Meeting Location	: Four Seasons Hotel 791 W Georgia St. Vancouver, BC

Sincerely,

"Brian Kim"
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401

Computershare

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

RECEIVED
2008 JAN -7 A 3:

March 12, 2007

Dear Sirs: All applicable Exchanges and Commissions

Subject: Zincore Metals Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General Meeting
2.	CUSIP/Class of Security entitled to receive notification	: 98959P109/CA98959P1099/COMMON
3.	CUSIP/Class of Security entitled to vote	: 98959P109/CA98959P1099/COMMON
4.	Record Date for Notice	: 21 Mar 2007
5.	Record date for Voting	: 21 Mar 2007
6.	Beneficial Ownership determination date	: 21 Mar 2007
7.	Meeting Date	: 10 May 2007
8.	Meeting Location	: Four Seasons Hotel 791 W Georgia St. Vancouver, BC

Sincerely,

"Brian Kim"
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401

ZINCORE METALS INC

March 9, 2007

The British Columbia Securities Commission
The Alberta Securities Commission
The Manitoba Securities Commission
The Ontario Securities Commission

Dear Sirs:

Re: Zincore Metals Inc. (the "Corporation")

We advise the following with respect to the upcoming Meeting of Shareholders for the above Corporation:

Meeting Type:	Annual General and Special Meeting
Security Description of Voting Issue:	Common shares
CUSIP Number:	98959P109
Record Date:	March 21, 2007
Meeting Date:	May 10, 2007

Yours truly,

SUPERIOR DIAMONDS INC.

"Susy H. Horna"

Susy H. Horna
Corporate Secretary

/sh

cc: TSX Venture Exchange

ZINCORE METALS INC.

RECEIVED

EVERGREEN STOCK OPTION PLAN (2006)

PART 1
INTERPRETATION

1.1 Definitions In this Plan the following words and phrases shall have the following meanings, namely:

(a) "Blackout Period" means the interval of time during which the Company has determined that no Optionee may exercise any options of the Company;

(b) "Board" means the board of directors of the Company;

(c) "Company" means Zincore Metals Inc.;

(d) "Disinterested Shareholders" means the votes of Shares held directly or indirectly by Insiders benefiting from the amendment for which approval is sought are excluded.

(e) "Eligible Participant" means employees, Service Providers, directors, officers, as defined herein, of the Company or its subsidiaries.

(f) "Exchange" means The Toronto Stock Exchange or if the Company is not listed on The Toronto Stock Exchange then any other stock exchange on which the Shares are listed for trading;

(g) "Exchange Policies" means the policies, bylaws, rules and regulations of the Exchange governing the granting of options by the Company, as amended from time to time;

(h) "Exercise Price" means the price for which Shares may be purchased in accordance with an option granted under this Plan;

(i) "Expiry Date" means the date that is no longer than ten years, from the date of grant of the option, or such shorter period as prescribed by the Exchange or by the Board. In the case of options that expire during, or within 10 days of the expiry of, a Blackout Period, then the Expiry Date is ten days after the expiry of such Blackout Period;

(j) "Insider" has the meaning ascribed thereto in the Exchange Policies;

(k) "Joint Actor" means a person acting "jointly or in concert with" another person as that phrase is interpreted in section 96 of the *Securities Act*;

(l) "Market Price" means the volume weighted average trading price for the last five trading days on which the Company's shares traded prior to the date of grant of options;

(m) "Optionee" means the recipient of an incentive stock option;

(n) "Plan" means this stock option plan as from time to time amended;

(o) "*Securities Act*" means the *Securities Act*, R.S.B.C. 1996, c.418, as amended, from time to time;

(p) "Securities Laws" means the act, policies, bylaws, rules and regulations of the securities commissions governing the granting of options by the Company, as amended from time to time;

(q) "Service Provider" means a person or a company engaged by the Company to provide services for an initial, renewable or extended period of twelve months or more;

(r) "Shares" means common shares of the Company.

1.2 Gender Throughout this Plan, words importing the masculine gender shall be interpreted as including the female gender.

PART 2
PURPOSE OF PLAN

2.1 Purpose The purpose of this Plan is to attract and retain employees, directors, officers and Service Providers to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company through options granted under this Plan to purchase Shares.

PART 3
GRANTING OF OPTIONS

3.1 Administration This Plan shall be administered by the Board or, if the Board so elects, by a committee (which may consist of only one person) appointed by the Board from its members (the "Committee").

3.2 Committee's Recommendations The Board may accept all or any part of recommendations of the Committee or may refer all or any part thereof back to the Committee for further consideration and recommendation.

3.3 Grant by Resolution The Board may, by resolution, grant options to Eligible Participants, or such other eligible Optionees as permitted by Exchange Policies and Securities Laws, and specify the terms of such options, which shall be in accordance with Exchange Policies and Securities Laws.

3.4 Grant to Eligible Participants The Committee may, by resolution, grant options to those Eligible Participants who are not Insiders of the Company or its subsidiaries and specify the terms of such options, which shall be in accordance with Exchange Policies and Securities Laws.

3.5 Terms of Option The resolutions of the Board and the Committee shall specify the number of Shares to be placed under option to each Eligible Participant, the Exercise Price to be paid for such Shares upon the exercise of each such option, and the period, including any applicable vesting periods required by Exchange Policy, or by the Board or Committee, during which such option may be exercised.

3.6 Written Agreement Every option granted under this Plan shall be evidenced by a written agreement, containing such terms and conditions as required by Exchange Policies and Securities Laws, between the Company and the Optionee and, where not expressly set out in the agreement, the provisions of such agreement shall conform to and be governed by this Plan. In the event of any inconsistency between the terms of the agreement and this Plan, the terms of this Plan shall govern.

PART 4
CONDITIONS GOVERNING THE GRANTING AND EXERCISING OF OPTIONS

4.1 Exercise Price The exercise price of an option granted under this Plan shall be not less than the Market Price.

4.2 Expiry Date Each option shall, unless sooner terminated, expire on a date to be determined by the Board which will not be later than the Expiry Date.

4.3 Different Exercise Periods, Prices and Number The Board and the Committee may, in their absolute discretion, upon granting an option under this Plan and subject to the provisions of Section 6.3 hereof, specify a particular time period or periods following the date of granting the option during which the Optionee may exercise his or her option to purchase Shares and may designate the exercise price and the number of Shares in respect of which such Optionee may exercise his or her option during each such time period.

4.4 Death of Optionee If an Optionee dies prior to the expiry of his or her option, his or her legal representatives may, within the earlier of one year from the date of the Optionee's death, which date will be extended to the date that is ten (10) days after the end of a Blackout Period, if applicable, or the Expiry Date of the option, exercise that portion of an option granted to the Optionee under this Plan which remains outstanding.

4.5 Termination of Engagement In the event that an Optionee ceases to be an Eligible Participant for any reason other than death, then such Optionee has the lesser of 90 days, which date will be extended to the date that is ten (10) days after the end of a Blackout Period, if applicable, or until the Expiry Date within which to exercise any option not exercised prior to the date of ceasing to be an Eligible Participant. However, where the employment of an employee or the engagement of a Service Provider or Insider is terminated (i) without a valid cause the Board may, in its discretion, amend the terms of any option held by such Optionee to permit such person to exercise any or all of such options as if such Optionee's employment or engagement had not been terminated and (ii) for cause the Board may, in its discretion, amend the terms of any options held by such Optionee that have not been previously exercised such that the options will only be exercisable on the next five (5) business days following the date of personal delivery of a written notice to the Optionee.

4.6 Assignment No option granted under this Plan or any right thereunder or in respect thereof shall be transferable or assignable otherwise than by will or pursuant to the laws of succession except that, if permitted by the rules and policies of the Exchange, an Optionee shall have the right to assign any option granted to him hereunder to a trust, RRSP, RESP or similar legal entity established by such Optionee.

4.7 Notice Options shall be exercised only in accordance with the terms and conditions of the agreements under which they are respectively granted and shall be exercisable only by notice in writing to the Company.

4.8 Payment Options may be exercised in whole or in part at any time, subject to any applicable vesting provisions, prior to their lapse or termination. Shares purchased by an Optionee on exercise of an option shall be paid for in full at the time of their purchase.

PART 5
RESERVE OF SHARES FOR OPTIONS

5.1 Sufficient Authorized Shares to be Reserved Whenever the Articles of the Company limit the number of authorized Shares, a sufficient number of Shares shall be reserved by the Board to satisfy the exercise of options granted under this Plan.

5.2 Maximum Number of Shares to be Reserved Under Plan The aggregate number of Shares which may be subject to issuance pursuant to options granted under this Plan shall be 10% of the issued and outstanding Shares at the time of the stock option grant. Any issuance of Shares from treasury, including issuances pursuant to exercise of options, shall automatically replenish the number of Shares issuable under the Plan.

5.3 Maximum Number of Shares Reserved for Insiders Under no circumstances shall this Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, result, at any time, in:

(a) the number of Shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the issued and outstanding Shares;

(b) the issuance to insiders, within a one year period, of a number of Shares exceeding 10% of the issued and outstanding Shares; or

(c) the issuance to any one insider and such insider's associates, within a one year period, of a number of Shares exceeding 5% of the issued and outstanding Shares.

PART 6
CHANGES IN OPTIONS

6.1 Share Consolidation or Subdivision In the event that the Shares are at any time subdivided or consolidated, the number of Shares reserved for option and the price payable for any Shares that are then subject to option shall be adjusted accordingly.

6.2 Stock Dividend In the event that the Shares are at any time changed as a result of the declaration of a stock dividend thereon, the number of Shares reserved for option and the price payable for any Shares that are then subject to option may be adjusted by the Board to such extent as they deem proper in their absolute discretion.

6.3 Effect of a Take-Over Bid If a bona fide offer (an "Offer") for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the *Securities Act*, the Company shall, upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon all Shares subject to such Option ("Option Shares") will become vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon such exercise, pursuant to the Offer. However, if:

(a) the Offer is not completed within the time specified therein including any extensions thereof; or

(b) all of the Option Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Option Shares received upon such exercise, or in the case of clause (b) above, the Option Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the Option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become vested pursuant to section 4.3 shall be reinstated. If any Option Shares are returned to the Company under this section 6.3, the Company shall immediately refund the exercise price to the Optionee for such Option Shares.

6.4 Acceleration of Expiry Date If at any time when an Option granted under the Plan remains unexercised with respect to any unissued Option Shares, an Offer is made by an offeror or a Change of Control, as defined in s. 6.5, occurs, the directors may, upon notifying each Optionee of full particulars of the Offer or the Change of Control, declare all Option Shares issuable upon the exercise of Options granted under the Plan, vested, and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer or the Change of Control.

6.5 Effect of a Change of Control If a Change of Control (as defined below) occurs, all Option Shares subject to each outstanding Option will become vested, whereupon such Option may be exercised in whole or in part by the Optionee. "Change of Control" means the acquisition by any person or by any person and a Joint Actor, whether directly or indirectly, of voting securities as defined in the *Securities Act*, of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than twenty percent (20%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company.

6.6 Certain Adjustments In the event:

(a) that any rights are granted to all holders of Shares to purchase Shares at prices substantially below fair market value;

(b) of any distribution of evidences of indebtedness or assets of the Company (excluding dividends paid in the ordinary course) to all holders of Shares; or

(c) that as a result of any recapitalization, merger, consolidation or otherwise, the Shares are converted into or exchangeable for any other securities;

then in any such case, subject to prior approval of the relevant stock exchanges, the number or kind of shares reserved for issuance and available for options under the Plan, the number or kind of shares subject to outstanding options and the exercise price per option shall be proportionately adjusted to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of options as compared to holders of Shares.

PART 7
SECURITIES LAWS AND EXCHANGE POLICIES

7.1 Exchange Policies and Securities Laws Apply This Plan and the granting and exercise of any options hereunder are also subject to such other terms and conditions as are set out from time to time in the Securities Laws and Exchange Policies and such rules and policies shall be deemed to be incorporated into and become a part of this Plan. In the event of an inconsistency between the provisions of such rules and policies and of this Plan, the provisions of such rules and policies shall

govern. In the event that the Company's listing changes from one tier to another tier on a stock exchange or the Company's shares are listed on a new stock exchange, the granting of options shall be governed by the rules and policies of such new tier or new stock exchange and unless inconsistent with the terms of this Plan, the Company shall be able to grant options pursuant to the rules and policies of such new tier or new stock exchange without requiring shareholder approval.

PART 8
AMENDMENT OR DISCONTINUANCE OF PLAN

8.1 Shareholder Approval of Amendments Shareholder approval shall be obtained for any of the following amendments to the Plan:

(a) a change from fixed maximum percentage to a fixed maximum number;

(b) any change to the definition of "Eligible Participant" which would have the potential of broadening or increasing Insider participation;

(c) the addition of any form of financial assistance;

(d) any amendment to a financial assistance provision which is more favourable to Optionees;

(e) the addition of a deferred or restricted share unit or any other provision which results in Eligible Participants receiving shares while no cash consideration is received by the Company; and

(f) any other amendments that may lead to significant or unreasonable dilution in the Company's outstanding securities or may provide additional benefits to Eligible Participants, especially Insiders of the Company, at the expense of the Company and its existing shareholders.

8.2 Disinterested Shareholder Approval of Amendment Disinterested Shareholder approval shall be obtained for any reduction in the exercise price, or extension of the term, of options granted under this Plan or any other arrangement to an Insider;

8.3 Amendment to Plan by Board of Directors The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Plan that are not of the type contemplated in section 8.1 or 8.2 above including, without limitation:

(a) amendments of a "housekeeping" nature;

(b) a change to the vesting provisions of an option or the Plan;

(c) a change to the termination provisions of an option or the Plan which does not entail an extension beyond the Expiry Date; and

(d) the addition of a cashless exercise feature, payable in cash or securities.

8.4 Shareholder Approval Required by Securities Laws or Exchange Policies Notwithstanding the provisions of section 8.1 or 8.3 the Company shall additionally obtain requisite shareholder approval in respect of amendments to the Plan that are contemplated pursuant to section 8.1 or 8.3, to the extent such approval is required by any applicable Securities Laws or Exchange Policies.

8.5 Consent Required Notwithstanding all of the foregoing, no amendment to the Plan may alter or impair any of the terms of any options previously granted to an Optionee under the Plan without the consent of the Optionee.

8.6 Shareholder Approval of Plan This Plan must receive shareholder approval every three years, at the Company's Annual General Meeting.

PART 9
EFFECT OF PLAN ON OTHER COMPENSATION PLANS

9.1 Other Compensation Plans Not Affected This Plan shall not in any way affect the policies or decisions of the Board in relation to the compensation of employees, Insiders and Service Providers.

PART 10
OPTIONEE'S RIGHTS AS A SHAREHOLDER

10.1 No Rights Until Option Exercised An Optionee shall be entitled to the rights pertaining to share ownership, such as to dividends, only with respect to Shares that have been fully paid for and issued to him upon exercise of an option.

PART 11
EFFECTIVE DATE OF PLAN

11.1 Effective Date This Plan shall become effective upon the later of the date of acceptance for filing of this Plan by the Exchange or the approval of this Plan by the shareholders of the Company. The Company may grant options under this Plan prior to Shareholder approval, provided that no exercise of such option or right may occur until Shareholder approval is obtained.

DATE OF PLAN: May 22, 2006

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Cover Sheet

ZINCORE METALS INC.

Confirmation of Service

Form Filed:	Notice of Change of Directors
Date and Time of Filing:	June 12, 2006 02:33 PM Pacific Time
Name of Company:	ZINCORE METALS INC.
Incorporation Number:	**BC0735584**

This package contains:

- Certified Copy of the Notice of Articles

Check your documents carefully to ensure there are no errors or omissions. If errors or omissions are discovered, please contact the Corporate Registry for instructions on how to correct the errors or omissions.

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
June 12, 2006

This Notice of Articles was issued by the Registrar on: June 12, 2006 02:33 PM Pacific Time

Incorporation Number: **BC0735584**

Recognition Date and Time: Incorporated on September 21, 2005 11:13 AM Pacific Time

NOTICE OF ARTICLES

Name of Company:

ZINCORE METALS INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
SUITE 1650
701 WEST GEORGIA STREET
VANCOUVER BC V7Y 1C6
CANADA

Delivery Address:
SUITE 1650
701 WEST GEORGIA STREET
VANCOUVER BC V7Y 1C6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
SUITE 1650
701 WEST GEORGIA STREET
VANCOUVER BC V7Y 1C6
CANADA

Delivery Address:
SUITE 1650
701 WEST GEORGIA STREET
VANCOUVER BC V7Y 1C6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
BLACK, W. DAVID

Mailing Address:
SUITE 1650, 701 WEST GEORGIA STREET
VANCOUVER BC V7Y 1C6
CANADA

Delivery Address:
SUITE 1650, 701 WEST GEORGIA STREET
VANCOUVER BC V7Y 1C6
CANADA

Last Name, First Name, Middle Name:
JAURISTO, TIMO

Mailing Address:
SUITE 1650, 701 WEST GEORGIA STREET
VANCOUVER BC V7Y 1C6
CANADA

Delivery Address:
SUITE 1650, 701 WEST GEORGIA STREET
VANCOUVER BC V7Y 1C6
CANADA

Last Name, First Name, Middle Name:
OSATENKO, MYRON

Mailing Address:
SUITE 1650, 701 WEST GEORGIA STREET
VANCOUVER BC V7Y 1C6
CANADA

Delivery Address:
SUITE 1650, 701 WEST GEORGIA STREET
VANCOUVER BC V7Y 1C6
CANADA

Last Name, First Name, Middle Name:
MCLENNAN, REX JOHN

Mailing Address:
564 ST. ANDREWS PLACE
WEST VANCOUVER BC V7S 1V8
CANADA

Delivery Address:
564 ST. ANDREWS PLACE
WEST VANCOUVER BC V7S 1V8
CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached
2.	No Maximum	FIRST PREFERRED Shares	Without Par Value With Special Rights or Restrictions attached

3.	No Maximum	SECOND PREFERRED Shares	Without Par Value With Special Rights or Restrictions attached

BRITISH COLUMBIA

Number: BC0735584

RECEIVED

2008 JAN -7 A 3:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that SOUTHERN ZINC CORPORATION changed its name to ZINCORE METALS INC. on June 5, 2006 at 02:33 PM Pacific Time.

Issued under my hand at Victoria, British Columbia
On June 5, 2006

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada

ARTICLES OF

ZINCORE METALS INC.

(FORMERLY, SOUTHERN ZINC CORPORATION)

CHANGE OF NAME EFFECTIVE: JUNE 5, 2006

ARTICLES OF
SOUTHERN ZINC CORPORATION
(FORMERLY, PERU ZINC CORPORATION)

CHANGE OF NAME EFFECTIVE: APRIL 26, 2006

Incorporation number: BC0735584

PERU ZINC CORPORATION
(the "Company")

The Company has as its articles the following articles.

Full name and signature of each incorporator	Date of signing
Thomas W. Beattie	September 20, 2005

ARTICLES

1. INTERPRETATION

1.1 Definitions

In these Articles, unless the context otherwise requires:

(1) "board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

(2) "*Business Corporations Act*" means the *Business Corporations Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3) "*Interpretation Act*" means the *Interpretation Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4) "legal personal representative" means the personal or other legal representative of a shareholder;

(5) "registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(6) "seal" means the seal of the Company, if any.

1.2 *Business Corporations Act* and *Interpretation Act* Definitions Applicable

The definitions in the *Business Corporations Act* and the definitions and rules of construction in the *Interpretation Act*, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were set out herein. If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in these Articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these Articles. If there is a conflict or inconsistency between these Articles and the *Business Corporations Act*, the *Business Corporations Act* will prevail.

2. SHARES AND SHARE CERTIFICATES

2.1 Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2 Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act*.

2.3 Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgment and delivery of a share certificate or acknowledgment to one of several joint shareholders or to a duly authorized agent of one of the joint shareholders will be sufficient delivery to all.

2.4 Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1) order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2) issue a replacement share certificate or acknowledgment, as the case may be.

2.6 Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1) proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2) any indemnity the directors consider adequate.

2.7 Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8 Certificate Fee

There must be paid as a fee to the Company for issuance of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any determined by the directors, which must not exceed the amount prescribed under the *Business Corporations Act*.

2.9 Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3. ISSUE OF SHARES

3.1 Directors Authorized

Subject to the *Business Corporations Act* and the rights, if any, of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 Conditions of Issue

Except as provided for by the *Business Corporations Act*, no share may be issued until it is fully paid. A share is fully paid when:

(1) consideration is provided to the Company for the issue of the share by one or more of the following:

   (a) past services performed for the Company;

   (b) property;

(c) money; and

(2) the directors in their discretion have determined that the value of the consideration received by the Company is equal to or greater than the issue price set for the share under Article 3.1.

3.5 Share Purchase Warrants and Rights

Subject to the *Business Corporations Act*, the Company may issue share purchase warrants, options, convertible debentures and rights upon such terms and conditions as the directors determine, which share purchase warrants, options, convertible debentures and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4. SHARE REGISTERS

4.1 Central Securities Register and any Branch Securities Register

As required by and subject to the *Business Corporations Act*, the Company must maintain a central securities register and may maintain a branch securities register. The directors may, subject to the *Business Corporations Act*, appoint an agent to maintain the central securities register or any branch securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2 Closing Register

The Company must not at any time close its central securities register.

5. SHARE TRANSFERS

5.1 Registering Transfers

A transfer of a share of the Company must not be registered unless the Company or the transfer agent or registrar for the class or series of share to be transferred has received:

(1) a duly signed instrument of transfer in respect of the share;

(2) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate;

(3) if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment; and

(4) such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the

transferor's right to transfer the share, the due signing of the instrument of transfer and the right of the transferee to have the transfer registered.

For the purpose of this Article, delivery or surrender to the transfer agent or registrar which maintains the Company's central securities register or a branch securities register, if applicable, will constitute receipt by or surrender to the Company.

5.2 Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3 Transferor Remains Shareholder

Except to the extent that the *Business Corporations Act* otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4 Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an authorized instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1) in the name of the person named as transferee in that instrument of transfer; or

(2) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5 Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6 Transfer Fee

There must be paid as a fee to the Company, registration of any transfer, the amount, if any, determined by the directors.

6. TRANSMISSION OF SHARES

6.1 Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative of the shareholder, or, in the case of shares registered in the shareholder's name and the name of another person in joint tenancy, the surviving joint holder will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative of the shareholder, the directors may require a declaration of transmission made by the legal personal representative stating the particulars of the transmission, proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2 Rights of Legal Personal Representative

The legal personal representative of a shareholder has the same rights, privileges and obligations with respect to the shares as were held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the *Business Corporations Act* and the directors have been deposited with the Company. This Article 6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the shareholder's name and the name of another person in joint tenancy.

7. PURCHASE OF SHARES

7.1 Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the *Business Corporations Act*, the Company may, if authorized by resolution of the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms determined by the directors.

7.2 Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1) the Company is insolvent; or

(2) making the payment or providing the consideration would render the Company insolvent.

7.3 Redemption of Shares

If the Company proposes to redeem some but not all of the shares of any class, the Directors may, subject to any special rights and restrictions attached to such class of shares, decide the manner in which the shares to be redeemed shall be selected.

7.4 Sale and Voting of Purchased Shares

If the Company retains a share which it has redeemed, purchased or otherwise acquired, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1) is not entitled to vote the share at a meeting of its shareholders;

(2) must not pay a dividend in respect of the share; and

(3) must not make any other distribution in respect of the share.

8. BORROWING POWERS

8.1 Powers of Company

The Company, if authorized by the directors, may:

(1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

(2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

8.2 Bonds, Debentures, Debt

Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, or with special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of Directors or otherwise and may, by their terms, be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

9. ALTERATIONS

9.1 Alteration of Authorized Share Structure

Subject to Article 9.2 and the *Business Corporations Act*, the Company may:

(1) by directors' resolution or by ordinary resolution, in each case as determined by the directors:

(a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d) if the Company is authorized to issue shares of a class of shares with par value:

(i) decrease the par value of those shares; or

(ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e) change all or any of its unissued shares with par value into shares without par value or any of its unissued shares without par value into shares with par value or change all or any of its fully paid issued shares with par value into shares without par value; or

(f) alter the identifying name of any of its shares; and

(2) by ordinary resolution otherwise alter its shares or authorized share structure;

and, if applicable, alter its Notice of Articles and, if applicable, alter its Articles accordingly.

9.2 Special Rights and Restrictions

Subject to the *Business Corporations Act*, the Company may:

(1) by directors' resolution or by ordinary resolution, in each case as determined by the directors, create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, if none of those shares have been issued; or vary or delete any special rights or restrictions attached to the shares of any class or series of shares, if none of those shares have been issued; and

(2) by special resolution of the shareholders of the class or series affected, do any of the acts in (1) above if any of the shares of the class or series of shares have been issued.

and alter its Notice of Articles and Articles accordingly.

9.3 Change of Name

The Company may by directors' resolutions or by ordinary resolution, in each case as determined by the directors, authorize an alteration of its Notice of Articles in order to change its name and may, by directors' resolution or ordinary resolution, in each case as determined by the directors, adopt or change any translation of that name.

9.4 Other Alterations

The Company, save as otherwise provided by these Articles and subject to the *Business Corporations Act*, may:

(1) by directors' resolution or by ordinary resolution, in each case as determined by the directors, authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to these Articles are solely within the directors' powers, control or authority; and

(2) if the *Business Corporations Act* does not specify the type of resolution and these Articles do not specify another type of resolution, by ordinary resolution alter these Articles.

10. MEETINGS OF SHAREHOLDERS

10.1 Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the *Business Corporations Act*, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2 Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3 Calling of Meetings of Shareholders

The directors may, at any time, call a meeting of shareholders.

10.4 Location of Meetings of Shareholders

A meeting of the Company may be held:

(1) in the Province of British Columbia;

(2) at another location outside British Columbia if that location is:

  (a) approved by resolution of the directors before the meeting is held; or

  (b) approved in writing by the Registrar of Companies before the meeting is held.

10.5 Notice for Meetings of Shareholders

Subject to Article 10.2, the Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as an exceptional resolution, a special resolution or a special separate resolution, and any notice to consider approving an amalgamation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by directors' resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

10.5A Notice of Resolution to which Shareholders May Dissent

The Company must send to each of its shareholders, whether or not their shares carry the right to vote, a notice of any meeting of shareholders at which a resolution entitling shareholders to dissent is to be considered specifying the date of the meeting and containing a statement advising of the right to send a notice of dissent together with a copy of the proposed resolution at least the following number of days before the meeting:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

10.6 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of and to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7 Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or may agree to reduce the period of that notice. Attendance of a person at

a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.8 Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting or a circular prepared in connection with the meeting must:

(1) state the general nature of the special business; and

(2) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document :

(a) will be available for inspection by shareholders at the Company's head office, or at such other reasonably accessible location in British Columbia as is specified in the notice during statutory business hours on any one or more specified days before the day set for the holding of the meeting; and

(b) may provide that the document is available by request from the Company or accessible electronically or on a website as determined by the directors.

11. PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1 Special Business

At a meeting of shareholders, the following business is special business:

(1) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2) at an annual general meeting, all business is special business except for the following:

(a) business relating to the conduct of or voting at the meeting;

(b) consideration of any financial statements of the Company presented to the meeting;

(c) consideration of any reports of the directors or auditor;

(d) the setting or changing of the number of directors;

(e) the election or appointment of directors;

(f) the appointment of an auditor;

(g) the setting of the remuneration of an auditor;

(h) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i) any other business which, under these Articles or the *Business Corporations Act*, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2 Special Majority

The majority of votes required for the Company to pass a special resolution (when such resolution is required by law) at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is one person present in person or by proxy.

11.4 Persons Entitled to Attend Meeting

In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company, any persons invited to be present at the meeting by the directors or by the chair of the meeting and any persons entitled or required under the *Business Corporations Act* or these Articles to be present at the meeting; but if any of those persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxyholder entitled to vote at the meeting.

11.5 Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.6 Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.7 Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or

persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting shall constitute a quorum.

11.8 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1) the chair of the board, if any, or the individual the chair of the board designates in writing to preside as chair of the meeting of shareholders; or

(2) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any, or the individual the president designates in writing to preside as chair of the meeting of shareholders.

11.9 Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board president or designate willing to act as chair of the meeting or present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they are not willing to act as chair of the meeting or will not be present at the meeting, the directors present must choose a director, officer or corporate counsel to be chair of the meeting or if none of the above persons are present or if they decline to take the chair, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.10 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.11 Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.12 Decisions by Show of Hands or Poll

Subject to the *Business Corporations Act*, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.13 Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and

that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.12, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.14 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.15 Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders, either on a show of hands or on a poll, has a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.16 Manner of Taking Poll

Subject to Article 11.17, if a poll is duly demanded at a meeting of shareholders:

(1) the poll must be taken:

- (a) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and
- (b) in the manner, at the time and at the place that the chair of the meeting directs;

(2) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3) the demand for the poll may be withdrawn by the person who demanded it.

11.17 Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.18 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.19 Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.20 No Demand for Poll on Election of Chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.21 Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.22 Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12. VOTES OF SHAREHOLDERS

12.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1) any one of the joint shareholders may vote at any meeting of shareholders, in person or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2) if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then

only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4 Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders registered in respect of that share.

12.5 Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1) for that purpose, the instrument appointing a representative must be received:

(a) at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(b) at the discretion of the chair, by the chair of the meeting at the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting;

(2) if a representative is appointed under this Article 12.5:

(a) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages. Notwithstanding the foregoing, a corporation that is a shareholder may appoint a proxy holder.

12.6 Proxy Provisions Do Not Apply to All Companies

Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders may, by proxy, appoint up to two proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8 Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9 When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10 Deposit of Proxy

A proxy for a meeting of shareholders must:

(1) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(2) unless the notice provides otherwise, be received, at the meeting or any adjourned meeting, by the chair of the meeting or any adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2) at the meeting or any adjourned meeting by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given or has been taken.

12.12 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the undersigned):

____
Signed [month, day, year]

____
[Signature of shareholder]

____
[Name of shareholder—printed]

12.13 Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is received:

(1) at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2) at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

12.14 Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15 Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

12.16 Electronic Meetings and Voting

The directors may determine that a meeting of shareholders shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate with each other during the meeting, and any vote at that meeting of shareholders shall be held entirely by means of that communication facility. A meeting of shareholders may also be held at which some, but not all, persons entitled to attend may participate and vote by means of such a communication facility, if the directors determine to make one available. A person participating in a meeting by such means is deemed to be present at the meeting. Any vote at a meeting of shareholders may be also held entirely by means of a telephonic, electronic or other communication facility, if the directors determine to make one available, even if none of the persons entitled to attend otherwise participates in the meeting by means of a communication facility. For the purpose of voting, a communication facility that is made available by the Company must enable the votes to be gathered in a manner that adequately discloses the intentions of the shareholders and permits a proper tally of the votes to be presented to the Company. The instructing of proxy holders may be carried out by means of telephonic, electronic or other communication facility in addition to or in substitution for instructing proxy holders by mail.

13. DIRECTORS

13.1 Number of Directors

The number of directors shall be determined from time to time by the board of directors but shall not be fewer than three (3) directors if the Company is a public company.

13.2 Change in Number of Directors

If the number of directors is set under Article 13.1:

(1) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number,

then the directors, subject to Article 14.8, may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3 Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4 Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

13.5 Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6 Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7 Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8 Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14. ELECTION AND REMOVAL OF DIRECTORS

14.1 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2) those directors whose term of office expires at the annual general meeting cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1) that individual consents to be a director in the manner provided for in the *Business Corporations Act*; or

(2) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

14.3 Failure to Elect or Appoint Directors

If:

(1) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act*; or

(2) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3) when his or her successor is elected or appointed; and

(4) when he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles.

14.4 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6 Remaining Directors' Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the *Business Corporations Act*, for any other purpose.

14.7 Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8 Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately upon the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9 Ceasing to be a Director

A director ceases to be a director when:

(1) the term of office of the director expires;

(2) the director dies;

(3) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4) the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10 Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11 Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15. ALTERNATE DIRECTORS

15.1 Appointment of Alternate Director

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2 Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3 Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1) will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2) has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3) will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4) has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4 Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5 Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6 Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7 Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1) his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2) the alternate director dies;

(3) the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4) the alternate director ceases to be qualified to act as a director; or

(5) his or her appointor revokes the appointment of the alternate director.

15.8 Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16. POWERS AND DUTIES OF DIRECTORS

16.1 Powers of Management

The directors must, subject to the *Business Corporations Act* and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the *Business Corporations Act* or by these Articles, required to be exercised by the shareholders of the Company.

16.2 Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or

convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

17. INTERESTS OF DIRECTORS AND OFFICERS

17.1 Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the *Business Corporations Act*) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the *Business Corporations Act.*

17.2 Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3 Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4 Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the *Business Corporations Act.*

17.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6 No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company is invalid merely because:

(1) a director or senior officer of the company has an interest, direct or indirect, in the contract or transaction;

(2) a director of senior officer of the company has not disclosed an interest he or she has in the contract or transaction; or

(3) the directors or shareholders of the company have not approved the contract or transaction in which a director or senior officer of the company has an interest.

17.7 Professional Services by Director or Officer

Subject to the *Business Corporations Act*, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8 Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the *Business Corporations Act*, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18. PROCEEDINGS OF DIRECTORS

18.1 Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2 Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting has a second or casting vote.

18.3 Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1) the chair of the board, if any;

(2) in the absence of the chair of the board or if designated by the chair, the president, a director or other officer; or

(3) any other director or officer chosen by the directors if:

 (a) neither the chair of the board nor the president is present at the meeting within 15 minutes after the time set for holding the meeting;

 (b) neither the chair of the board nor the president is willing to chair the meeting; or

(c) the chair of the board and the president have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4 Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors:

(1) in person;

(2) by telephone; or

(3) with the consent of all directors who wish to participate in the meeting, by other communications medium;

if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5 Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6 Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7 When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2) the director or alternate director, as the case may be, has waived notice of the meeting.

18.8 Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9 Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director. Attendance of a director or alternate director at a meeting of directors is a waiver of notice of the meeting unless that director or alternate director attends the meeting for the express purpose of objecting to the transfer of any business on the grounds that the meeting is not lawfully called.

18.10 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11 Validity of Acts Where Appointment Defective

Subject to the *Business Corporations Act*, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12 Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the *Business Corporations Act* and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19. EXECUTIVE AND OTHER COMMITTEES

19.1 Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(1) the power to fill vacancies in the board of directors;

(2) the power to remove a director;

(3) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

19.2 Appointment and Powers of Other Committees

The directors may, by resolution:

(1) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2) delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

  (a) the power to fill vacancies in the board of directors;

  (b) the power to remove a director;

  (c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

  (d) the power to appoint or remove officers appointed by the directors; and

(3) make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

19.3 Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1) conform to any rules that may from time to time be imposed on it by the directors; and

(2) report every act or thing done in exercise of those powers at such times and in such manner and form as the directors may require.

19.4 Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2) terminate the appointment of, or change the membership of, the committee; and

(3) fill vacancies in the committee.

19.5 Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) the committee may meet and adjourn as it thinks proper;

(2) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3) a majority of the members of the committee constitutes a quorum of the committee; and

(4) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20. OFFICERS

20.1 Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2 Functions, Duties and Powers of Officers

The directors may, for each officer:

(1) determine the functions and duties of the officer;

(2) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3 Qualifications

No officer may be appointed unless that officer is qualified in accordance with the *Business Corporations Act*. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

20.4 Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the

directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21. INDEMNIFICATION

21.1 Definitions

In this Article 21, "expenses" has the meaning set out in the *Business Corporations Act.*

21.2 Mandatory Indemnification of Eligible Parties

The directors must cause the Company to indemnify its directors and officers, and former directors and officers, and alternate directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by the *Business Corporations Act.* Each director and officer is deemed to have contracted with the Company on the terms of the indemnity contained in this section.

21.3 Mandatory Payment of Expenses of Directors and Officers

The directors must cause the Company to pay the expenses reasonably and actually incurred by its directors and officers, and former directors and officers, and alternate directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by the *Business Corporations Act.* Each director and officer is deemed to have contracted with the Company on the terms of the indemnity referred to in this section.

21.4 Indemnification

Subject to any restrictions in the *Business Corporations Act* and these Articles, the Company may indemnify any other person.

21.5 Non-Compliance with *Business Corporations Act*

The failure of a director, alternate director or officer of the Company to comply with the *Business Corporations Act* or these Articles or, if applicable, any former *Companies Act* or former Articles, does not invalidate any indemnity to which he or she is entitled under this Part.

21.6 Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1) is or was a director, alternate director, officer, employee or agent of the Company;

(2) is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3) at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4) at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22. DIVIDENDS

22.1 Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2 Declaration of Dividends

Subject to the *Business Corporations Act*, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3 No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5 Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.

22.6 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1) set the value for distribution of specific assets;

(2) determine that money in substitution for all or any part of the specific assets to which any shareholders are entitled may be paid to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3) vest any such specific assets in trustees for the persons entitled to the dividend.

22.7 When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8 Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9 Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10 Dividend Bears No Interest

No dividend bears interest against the Company.

22.11 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12 Payment of Dividends

Any dividend or other distribution payable in money in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the registered address of the shareholder, or in the case of joint shareholders, to the registered address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13 Capitalization of Retained Earnings or Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

23. ACCOUNTING RECORDS AND AUDITORS

23.1 Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the *Business Corporations Act*.

23.2 Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

23.3 Remuneration of Auditors

The directors may set the remuneration of the auditors. If the directors so decide, the remuneration of the auditors will be determined by the shareholders.

24. NOTICES

24.1 Method of Giving Notice

Unless the *Business Corporations Act* or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1) mail addressed to the person at the applicable address for that person as follows:

  (a) for a record mailed to a shareholder, the shareholder's registered address;

  (b) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

  (c) in any other case, the mailing address of the intended recipient;

(2) delivery at the applicable address for that person as follows, addressed to the person:

  (a) for a record delivered to a shareholder, the shareholder's registered address;

  (b) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

  (c) in any other case, the delivery address of the intended recipient;

(3) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5) physical delivery to the intended recipient.

24.2 Deemed Receipt

A notice, statement, report or other record that is:

(1) mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day (Saturdays, Sundays and holidays excepted) following the date of mailing;

(2) faxed to a person to the fax number provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was faxed on the day it was faxed; and

(3) e-mailed to a person to the e-mail address provided by that person referred to in Articles 24.1 is deemed to be received by the person to whom it was e-mailed on the date it was e-mailed.

24.3 Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with Article 24.1 is conclusive evidence of that fact.

24.4 Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such record to the joint shareholder first named in the central securities register in respect of the share.

24.5 Notice to Legal Personal Representatives and Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1) mailing the record, addressed to them:

  (a) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

  (b) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2) if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

24.6 Undelivered Notices

If on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to Article 24.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

25. SEAL

25.1 Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1) any two directors;

(2) any officer, together with any director;

(3) if the Company only has one director, that director; or

(4) any one or more directors or officers or persons as may be determined by the directors.

25.2 Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer or the signature of any other person as may be determined by the directors.

25.3 Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the *Business Corporations Act* or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and such persons as are authorized under Article 25.1 to attest the Company's seal may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26. PROHIBITIONS

26.1 Definitions

In this Article 26:

(1) "designated security" means:

(a) a voting security of the Company;

(b) a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(c) a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2) "security" has the meaning assigned in the Securities Act (British Columbia);

(3) "voting security" means a security of the Company that:

(a) is not a debt security, and

(b) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

26.2 Application

Article 26.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

26.3 Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

27. SPECIAL RIGHTS AND RESTRICTIONS

(1) The First Preferred Shares as a class shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) **<u>Issuance in Series</u>**: First Preferred Shares may at any time and from time to time be issued in one or more series. The Directors may from time to time by resolution of the directors passed before the issue of any First Preferred Shares of any particular series, alter the Notice of Articles of the Company to fix the number of First Preferred Shares of any particular series, alter the Notice of Articles of the Company to fix the number of First Preferred Shares in, and to determine the designation of the First Preferred Shares of, that series and alter the Notice of

Articles or the Articles to create, define and attach special rights and restrictions to the First Preferred Shares of that series including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative; the dates, places and currencies of payment thereof; the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof, including redemption after a fixed term or at a premium; conversion or exchange rights or rights of retraction (provided that any such conversion or exchange rights or rights of retraction shall be in accordance with the provisions existing at the time of creation of such series relating to conversion, exchange, or retraction as prescribed by the policies of the Toronto Stock Exchange or any other stock exchange on which the shares of the Company are then listed); the terms and conditions of any share purchase plan or sinking fund, and voting rights and restrictions; but no special right or restriction so created, defined or attached shall contravene the provisions of subclauses (b) and (c) of this Article 27.1.

(b) **Ranking of First Preferred Shares**: The First Preferred Shares shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, rank on a parity with the First Preferred Shares of every other series and be entitled to preference over the Second Preferred Shares and the shares of any other class ranking junior to the First Preferred Shares. The First Preferred Shares shall also be entitled to such other preferences, not inconsistent with these provisions, over the Second Preferred Shares and the shares of any other class ranking junior to the First Preferred Shares or as may be fixed in accordance with Article 27.1(a).

(c) **Voting Rights:** Holders of First Preferred Shares shall be entitled to receive notice of and to attend all annual and special meetings of shareholders of the Company, except for meetings at which only holders of a specified class or series are entitled to vote, and to one vote in respect of each First Preferred Share held at all such meetings.

(2) The Second Preferred Shares as a class shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) **Issuance in Series**: Second Preferred Shares may at any time and from time to time be issued in one or more series. The Directors may from time to time by resolution of the directors passed before the issue of any Second Preferred Shares of any particular series, alter the Notice of Articles of the Company to fix the number of Second Preferred Shares of any particular series, alter the Notice of Articles of the Company to fix the number of Second Preferred Shares in, and to determine the designation of the Second Preferred Shares of, that series and alter the Notice of Articles or the Articles to create, define and attach special rights and restrictions to the Second Preferred Shares of that series including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative; the

dates, places and currencies of payment thereof; the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof, including redemption after a fixed term or at a premium; conversion or exchange rights or rights of retraction (provided that any such conversion or exchange rights or rights of retraction shall be in accordance with the provisions existing at the time of creation of such series relating to conversion, exchange, or retraction as prescribed by the policies of the Toronto Stock Exchange or any other stock exchange on which the shares of the Company are then listed); the terms and conditions of any share purchase plan or sinking fund, and voting rights and restrictions; but no special right or restriction so created, defined or attached shall contravene the provisions of subclauses (b) and (c) of this Article 27.2.

(b) **Ranking of Second Preferred Shares**: The Second Preferred Shares shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, rank on a parity with the Second Preferred Shares of every other series and be entitled to preference over the shares of any other class ranking junior to the Second Preferred Shares. The Second Preferred Shares shall also be entitled to such other preferences, not inconsistent with these provisions, over the shares of any other class ranking junior to the Second Preferred Shares as may be fixed in accordance with Article 27.2(a).

(c) **Voting Rights**: Holders of Second Preferred Shares shall not be entitled as such to vote at, any general meeting of shareholders of the Company. Holders of Second Preferred Shares shall be given notice of and be invited to attend meetings of voting shareholders of the Company.

UNDERWRITING AGREEMENT

RECEIVED

2009 JAN -7 A 3:35

October 26, 2006

Zincore Metals Inc.
1650 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1C6

Attention: Mr. Timo Jauristo
President & Chief Executive Officer

Dear Sirs:

The undersigned, Canaccord Capital Corporation, Raymond James Ltd. and Octagon Capital Corporation (individually, an **"Underwriter"** and together the **"Underwriters"**), understand that Zincore Metals Inc. (the **"Corporation"**) proposes to issue and sell to the Underwriters 38,000,000 Common Shares (as hereinafter defined) (the **"Treasury Shares"**), having the attributes described in the Final Prospectus (as hereinafter defined). Subject to the terms and conditions set out below, the Underwriters agree to purchase severally and not jointly in the respective percentages set out in paragraph 15(a), and by its acceptance hereof, the Corporation agrees to issue and sell to the Underwriters the Treasury Shares at the Closing Time (as hereinafter defined) at the Issue Price (as hereinafter defined) per Treasury Share, payable at the Closing Time, for an aggregate purchase price of $19,000,000.

In addition, the Corporation hereby grants to the Underwriters, for the purpose of covering any over-allotments made by the Underwriters in connection with the sale of the Treasury Shares, an option (the **"Over-Allotment Option"**) for the Underwriters to purchase up to 2,000,000 Common Shares (the **"Over-Allotment Shares"**) that represents approximately 5.26% of the number of Treasury Shares purchased, at the Issue Price per Over-Allotment Share. The Over-Allotment Option may be exercised up to the Closing Time and at any time during the 30 days after the Closing Time, in whole or in part by delivery to the Corporation by the Underwriters of the Over-Allotment Notice (as hereinafter defined).

DEFINED TERMS

"affiliate", **"distribution"**, **"material fact"**, **"material change"**, **"misrepresentation"** and **"subsidiary"** have the respective meanings ascribed to such terms in the *Securities Act* (British Columbia);

"Agreement" means this agreement relating to the sale of the Purchased Shares by the Corporation and the purchase of the Purchased Shares by the Underwriters, including the Schedules and appendices attached hereto;

"Business Day" means a day which is not: (i) a Saturday or Sunday or (ii) a statutory or civic holiday or a day on which commercial banks are not open for business in Vancouver, British Columbia or Toronto, Ontario;

"Canaccord" means Canaccord Capital Corporation;

"Canadian Securities Laws" means all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations rules and forms thereunder together with applicable orders, rulings and published policy statements of the Canadian Securities Administrators and the securities regulatory authorities in the Qualifying Jurisdictions;

"Closing" means the closing of the purchase and sale of the Purchased Shares and if the Over-Allotment Option is exercised prior to the closing of such purchase and sale, the Over-Allotment Shares;

"Closing Date" means November 8, 2006 or such other date as the Corporation and the Underwriters may agree upon in writing, provided that in no event shall such date be later than the Latest Closing Date;

"Closing Time" means 5:30 a.m. (Vancouver time) on the Closing Date or such other time on the Closing Date as the Corporation and the Underwriters may agree upon in writing;

"Common Shares" means the common shares in the capital of the Corporation;

"Corporation" has the meaning ascribed to such term in the first paragraph of this Agreement;

"**Corporation's Auditors**" means Deloitte & Touche LLP;

"Corporation's Counsel" means DuMoulin Black LLP, counsel to the Corporation;

"Currently Issuable Shares" means the Common Shares issuable pursuant to the Corporation's stock option plan and outstanding warrants and property option agreements, if applicable, as set out on Schedule "A" to this Agreement;

"Directors" means the directors of the Corporation;

"Final Prospectus" means the final prospectus of the Corporation relating to the offering of the Purchased Shares;

"Financial Information" means, collectively: (a) the audited consolidated financial statements of the Corporation and the notes thereto for the period from incorporation on September 21, 2005 to March 31, 2006, together with the auditors' report thereon, (b) the unaudited interim financial statements and the notes thereto for the period ended June 30, 2006 and (c) management's discussion and analysis of financial condition and results of operations of the Corporation for the periods ended March 31, 2006 and June 30, 2006;

"Indemnified Persons" means the Underwriters and each of their respective directors, officers, employees and agents;

"Issue Price" means $0.50 for each Treasury Share;

"ITA" means the *Income Tax Act* (Canada), as amended;

"Latest Closing Date" means the date that is 20 days after the date of the receipt issued for the Final Prospectus;

"Losses" means losses, claims, costs, damages, liabilities or expenses (including, without limitation, expenses of investigation and defending against any claims or litigation as the same are incurred), other than loss of profits;

"material" means, in relation to the Corporation, material to the Corporation together with its subsidiaries, considered as a whole, after giving effect to the transactions contemplated by the Final Prospectus or this Agreement to be completed at or prior to the Closing Time;

"Material Adverse Effect" means a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Corporation and its subsidiaries taken as a whole;

"Material Subsidiaries" means the direct and indirect subsidiaries of the Corporation listed in the Prospectus under the heading "Corporate Structure - Intercorporate Relationships";

"**Octagon**" means Octagon Capital Corporation;

"**Offering**" means the offering of the Purchased Shares pursuant to the Prospectus;

"**Over-Allotment Closing**" means, if the Over-Allotment Option is exercised after Closing, the closing of the purchase and sale of the Over-Allotment Shares which shall take place on such date and at such time as is specified in the Over-Allotment Notice, provided such date is on or before the 30th day from the Closing Date;

"**Over-Allotment Notice**" means the written notice to be delivered to the Corporation by the Underwriters not less than two Business Days prior to the date of the Over-Allotment Closing specifying the aggregate number of Over-Allotment Shares which the Underwriters wish to purchase pursuant to the exercise of the Over-Allotment Option;

"**Over-Allotment Option**" has the meaning ascribed to such term in the second paragraph of this Agreement;

"**Over-Allotment Shares**" has the meaning ascribed to such term in the second paragraph of this Agreement;

"Preliminary Prospectus" means the preliminary prospectus of the Corporation relating to the offering of the Purchased Shares;

"Prospectus" means, collectively, the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment;

"Prospectus Amendment" means any amendment or supplement to the Preliminary Prospectus or to the Final Prospectus;

"**Purchased Shares**" means, collectively, the Treasury Shares, and any Over-Allotment Shares issued on the exercise of the Over-Allotment Option;

"**Qualified Institutional Buyers**" means "qualified institutional buyers" as such term is defined in Rule 144A(a)(1) of the U.S. Securities Act;

"**Qualifying Jurisdictions**" means each of the provinces of British Columbia, Alberta, Manitoba and Ontario;

"**Raymond James**" means Raymond James Ltd.;

"**Regulation D**" means Regulation D under the U.S. Securities Act;

"**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

"**Rule 144A**" means Rule 144A under the U.S. Securities Act;

"**SEC**" means the United States Securities and Exchange Commission;

"**Shareholder**" means any holder of Common Shares;

"**Transfer Agent**" means Computershare Investor Services Inc. in its capacity as transfer agent and registrar of the Common Shares;

"**Treasury Shares**" has the meaning ascribed to such term in the first paragraph of this Agreement;

"**TSX**" means the Toronto Stock Exchange;

"**Underwriter**" and "**Underwriters**" have the respective meanings ascribed to such terms in the first paragraph of this Agreement;

"**Underwriters' Counsel**" means McCullough O'Connor Irwin LLP;

"**Underwriters' Fee**" means the fee payable by the Corporation to the Underwriters pursuant to paragraph 6 of this Agreement;

"**Underwriters' Warrants**" means the non-transferable common share purchase warrants of the Corporation issuable to the Underwriters pursuant to section 6 of this Agreement;

"**Underwriters' Warrant Shares**" means the Common Shares issuable on exercise of the Underwriters' Warrants;

"**United States**" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"**U.S. Institutional Accredited Investor**" means an "accredited investor," as that term is defined in Rule 501(a) of Regulation D, that satisfies one or more of the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D;

"U.S. Placement Memorandum" has the meaning given to it in Schedule "B" to this Agreement;

"U.S. Preliminary Placement Memorandum" has the meaning given to it in Schedule "B" to this Agreement; and

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations made thereunder.

TERMS AND CONDITIONS

1. Filing Prospectus

The Corporation shall, as soon as possible and in any event not later than 4:00 p.m. (Vancouver time) on September 8, 2006, have prepared and filed in each of the Qualifying Jurisdictions the Preliminary Prospectus and other related documents relating to the proposed distribution of the Purchased Shares and shall thereafter obtain or receive notification of the issuance of a preliminary MRRS decision document (as such term is defined in National Policy 43-201 of the Canadian Securities Administrators) under Canadian Securities Laws, effective September 8, 2006. The Corporation shall, as soon as possible after any comments of the securities regulatory authorities in the Qualifying Jurisdictions have been resolved and in any event not later than 5:00 p.m. (Vancouver time) on October 26, 2006, have prepared, filed and obtained a final MRRS decision document (as such term is defined in National Policy 43-201 of the Canadian Securities Administrators) under Canadian Securities Laws for the Final Prospectus and other related documents relating to the proposed distribution of the Purchased Shares and shall have fulfilled and complied with, to the reasonable satisfaction of the Underwriters, the Canadian Securities Laws required to be fulfilled or complied with by the Corporation to enable the Purchased Shares to be lawfully distributed to the Underwriters or distributed to the public, as the case may be, in the Qualifying Jurisdictions through the Underwriters or any other investment dealers or brokers registered as such in the Qualifying Jurisdictions. The Corporation shall fulfil and comply with Canadian Securities Laws required to be fulfilled or complied with by the Corporation to permit the sale of the Purchased Shares in the Qualifying Jurisdictions as freely tradeable Common Shares, subject to any required regulatory approval, and the Corporation shall use all commercially reasonable efforts to obtain any such regulatory approval as soon as practicable after the date hereof.

2. Due Diligence

Prior to the filing of the Final Prospectus, and if applicable, prior to the filing of any Prospectus Amendment, the Corporation shall have allowed the Underwriters to participate fully in the preparation of the Prospectus and shall have allowed the Underwriters to conduct all due diligence investigations which they reasonably require to fulfil their obligations as underwriters and in order to enable them to execute the certificates required to be executed by them in the Prospectus.

3. Restrictions on Sale Outside the Qualifying Jurisdictions

The Underwriters severally agree not to distribute or offer the Purchased Shares in such manner as to require registration of any of them or the filing of a prospectus or any similar document under the laws of any jurisdiction outside the Qualifying Jurisdictions and to distribute or offer such securities only in the Qualifying Jurisdictions and in accordance with all applicable laws. However, the Corporation and each Underwriter acknowledge that the U.S. broker-dealer affiliates of the Underwriters may offer the Purchased Shares to U.S. Institutional Accredited Investors and Qualified Institutional Buyers within the United States. Any offer and sale of the Purchased Shares in the United States shall be made to "substituted purchasers" that are U.S. Institutional Accredited Investors or to Qualified Institutional Buyers in accordance with Schedule "B" hereto, provided that no such action on the part of the Underwriters or their U.S. broker-dealer affiliates shall in any way oblige the Corporation to register any Purchased Shares under the U.S. Securities Act or the securities laws of any state in the United States. To the extent that "substituted purchasers" purchase Shares at the Closing Time or at the Over-Allotment Closing, the obligations of the Underwriters to purchase such shares will be reduced by the number of Shares purchased by such substituted purchasers.

Any agreements between the Underwriters and the members of any selling group will contain restrictions which are substantially the same as those contained in this paragraph 3.

4. (a) Deliveries on Filing

Concurrently with the filing of the Preliminary Prospectus or Final Prospectus, as the case may be, under Canadian Securities Laws, the Corporation shall deliver to the Underwriters:

(i) a copy of the Preliminary Prospectus or Final Prospectus, as applicable, signed and certified as required by the Canadian Securities Laws applicable in the Qualifying Jurisdictions;

(ii) a copy of any other document required to be filed by the Corporation in compliance with Canadian Securities Laws in connection therewith;

(iii) a "long-form" comfort letter of the Corporation's Auditors dated as of the date of the Final Prospectus (with the requisite procedures to be completed by the Corporation's Auditors within two Business Days of the date of the Final Prospectus) addressed to the Underwriters, the Corporation and the Directors in form and substance satisfactory to the Underwriters, acting reasonably, with respect to certain financial and accounting information relating to the Corporation and other numerical data in the Final Prospectus, which letter shall be in addition to the auditors' report incorporated by reference into the Prospectus;

(iv) prior to the filing of the Final Prospectus, the opinions of legal counsel referred to in paragraph 8(jj); and

(v) prior to or concurrent with the filing of the Final Prospectus, evidence satisfactory to the Underwriters and the Underwriters' Counsel, acting reasonably, that the Purchased Shares and the Underwriters' Warrant Shares have been approved for listing on the TSX, subject to satisfaction of certain usual conditions set out therein.

(b) Delivery of Prospectus Amendments

When the Corporation is required to prepare a Prospectus Amendment, the Corporation shall also prepare and deliver promptly to the Underwriters a signed copy of such Prospectus Amendment. Concurrently with the delivery of any Prospectus Amendment, the Corporation shall deliver to the Underwriters an updated form of "long-form" comfort letter referred to in subparagraph 4(a)(iii) to the extent it is in need of updating or revision.

(c) Representations as to the Prospectus

Delivery of the executed form of the Prospectus to the Underwriters shall constitute a representation and warranty by the Corporation to the Underwriters that as at the date of delivery:

(i) all information and statements (except information and statements relating solely to the Underwriters) contained in the Prospectus are true and correct and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Purchased Shares;

(ii) no material fact or information has been omitted from such disclosure (except that no representation or warranty is given regarding facts or information relating solely to the Underwriters) which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(iii) such document complies fully with the requirements of Canadian Securities Laws.

Such deliveries shall also constitute the Corporation's consent to the Underwriters' use of the Prospectus for the distribution of the Purchased Shares in compliance with the provisions of this Agreement and Canadian Securities Laws.

(d) Commercial Copies

The Corporation shall deliver, without charge to the Underwriters, commercial copies of the Preliminary Prospectus and the Final Prospectus (and in the event of any Prospectus Amendment, such Prospectus Amendment) in such numbers and cities as the Underwriters may reasonably request. Such delivery shall be effected as soon as possible and, in any event, on or before a date which is one Business Day after the issuance of the MRRS

decision document under Canadian Securities Laws for the Preliminary Prospectus or the Final Prospectus, as the case may be.

(e) Notice of Completion of Distribution

The Underwriters shall after the Closing Date and, if applicable, the date of the Over-Allotment Closing:

(i) use their commercially reasonable efforts to complete the distribution of the Purchased Shares as soon as reasonably practicable; and

(ii) give prompt written notice to the Corporation when, in the opinion of the Underwriters, they have completed the distribution of the Purchased Shares and of the total proceeds realized in each of the Qualifying Jurisdictions.

5. Material Change During Distribution

(a) Material Changes

During the period from the date hereof to the completion of the distribution of the Purchased Shares, the Corporation shall promptly notify the Underwriters in writing of:

(i) the full particulars of any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or control of the Corporation or any of its Material Subsidiaries;

(ii) any material fact which has arisen or been discovered and would have been required to have been stated in the Prospectus had the fact arisen or been discovered on, or prior to, the date of the Prospectus; and

(iii) any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) which fact or change is, or may be, of such a nature as to render any statement in the Prospectus misleading or untrue or which would result in a misrepresentation therein or which would result in the Prospectus not complying with Canadian Securities Laws.

The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual or anticipated) which is of such a nature that there is reasonable doubt whether written notice need be given under this paragraph 5(a).

(b) Change in Canadian Securities Laws

If during the period of distribution of the Purchased Shares, there shall be any change in the Canadian Securities Laws which, in the opinion of the Underwriters, requires the filing of a Prospectus Amendment, the Corporation shall, to the satisfaction of the Underwriters,

acting reasonably, promptly prepare and file such Prospectus Amendment with the appropriate securities regulatory authority in each of the Qualifying Jurisdictions where such filing is required.

(c) Filings Relating to Material and Other Changes

The Corporation shall promptly, and in any event within any applicable time limitation, comply, to the reasonable satisfaction of the Underwriters, with all applicable filings and other requirements under Canadian Securities Laws as a result of facts or changes referred to in paragraphs 5(a) and 5(b); provided that the Corporation shall not file any Prospectus Amendment or other document without first obtaining the approval of the Underwriters, after consultation with the Underwriters with respect to the form and content thereof, which approval will not be unreasonably withheld. The Corporation shall cooperate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of any Prospectus Amendment and shall allow the Underwriters to conduct any and all "due diligence" investigations which in the opinion of the Underwriters are reasonably required in order to enable the Underwriters to responsibly execute any certificates required to be executed by the Underwriters in any Prospectus Amendment and to fulfil their obligations under Canadian Securities Laws.

(d) Change in Date of Closing

If a material change or a change in a material fact occurs prior to the Closing or the Over-Allotment Closing, as applicable, then, subject to paragraph 10, the date of the Closing or Over-Allotment Closing, as applicable, shall be, unless the Corporation and the Underwriters otherwise agree in writing, the sixth Business Day following the later of:

(i) the date on which all applicable filings or other requirements of Canadian Securities Laws with respect to such material change or change in a material fact have been complied with in all Qualifying Provinces and any appropriate receipts obtained for such filings and notice of such filings from the Corporation or the Corporation's Counsel have been received by the Underwriters; and

(ii) the date upon which the commercial copies of any Prospectus Amendment have been delivered in accordance with subparagraph 4(b);

provided, however in no event shall the date of the Closing be later than the Latest Closing Date.

6. Services Provided by Underwriters

The Purchased Shares will be distributed and offered in the Qualifying Jurisdictions in compliance with the Canadian Securities Laws. In consideration for their services in acting as financial advisors to the Corporation, in assisting in the preparation of the Prospectus, participating in and managing selling or other groups for the sale of the Purchased Shares and in distributing the Purchased Shares, both directly and to other registered dealers and brokers, and indirectly through such other registered dealers and brokers, and in performing administrative work in connection with the distribution of the Purchased Shares, the Corporation

agrees to pay to the Underwriters, out of the proceeds from the sale of the Purchased Shares, an Underwriters' Fee equal to 6.5% of the aggregate Issue Price of the Purchased Shares. The Underwriters' Fee shall be payable to the Underwriters in the manner provided for in paragraph 7(a). Any work fee paid by the Corporation to Canaccord, up to a maximum of $75,000, for advisory services provided by Canaccord will be applied and credited to the portion of the Underwriters' Fee payable to Canaccord.

The Corporation will also issue to the Underwriters that number of Underwriters' Warrants equal to 6.5% of the number of Purchased Shares sold under the Offering. Each Underwriters' Warrant will entitle the holder to purchase one Underwriters' Warrant Share at a price of $0.50 for a period of one year from the Closing Date.

The Underwriters' Fee and the Underwriters' Warrants will not be paid or issued, as the case may be, in connection with 2,000,000 Treasury Shares, representing a total purchase price of $1,000,000, which will be issued and sold to Southwestern Resources Corp. ("Southwestern").

7. (a) Delivery of Purchase Price, Underwriting Fee and Certificates

The Closing shall be completed at the Closing Time at the offices of the Corporation's Counsel in Vancouver, or at such other place in Vancouver as the Underwriters and the Corporation may agree upon. At the Closing Time, the Corporation shall deliver to the Underwriters definitive certificates representing the Purchased Shares being purchased at that time registered in the name of Canaccord or in such other name or names as the Underwriters may notify the Corporation in writing not less than 48 hours prior to the Closing Time (or prior to 12:00 noon (Vancouver time) on the Friday prior to Closing if the Closing Date occurs on a Monday) against payment by the Underwriters to the Corporation of the aggregate Issue Price for such Purchased Shares net of the Underwriters' Fee and expenses of the Underwriters payable under section 14, in lawful money of Canada by certified cheque or bank draft, together with a receipt signed by Canaccord on behalf of itself and the other Underwriters for such certificates. The Underwriters shall contemporaneously deliver a receipt for the Underwriters' Fee signed by Canaccord on behalf of itself and the other Underwriters.

(b) Delivery of Certificates to Transfer Agent

The Corporation shall, prior to the Closing Date, make all necessary arrangements for the exchange on or after the Closing Date of the definitive certificates representing the Purchased Shares at the principal offices of the Transfer Agent in the City of Vancouver for certificates representing such numbers of Purchased Shares registered in such names as shall be designated by the Underwriters.

The Corporation shall pay all fees and expenses payable to the Transfer Agent in connection with the preparation, delivery, certification and exchange of the Purchased Shares contemplated by this paragraph 7(b) and the fees and expenses payable to the Transfer Agent in connection with the initial or additional transfers as may be required in the course of the distribution of the Purchased Shares.

(c) Over-Allotment Option Closing

The Over-Allotment Closing shall be completed at the offices of the Corporation's Counsel in Vancouver, or such other place in Vancouver as the Underwriters and the Corporation may agree upon, on such date and at such time as is specified in the Over-Allotment Notice. The provisions of paragraphs 7(a) and (b) shall apply *mutatis mutandis* to the Over-Allotment Closing.

8. Representations, Warranties and Covenants of the Corporation

The Corporation represents and warrants to, and covenants with, the Underwriters, acknowledging that the Underwriters are relying upon such representations, warranties and covenants in purchasing the Purchased Shares that:

(a) the Corporation (i) has been duly incorporated to and is validly existing under the laws of British Columbia and is up to date in all material regulatory filings; (ii) has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets; and (iii) has all requisite corporate power and authority to issue and sell the Purchased Shares, to enter into this Agreement and to carry out the provisions of this Agreement;

(b) each of the Material Subsidiaries (i) has been duly incorporated and organized and is validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets and (ii) is current with all filings required to be made under its jurisdiction of incorporation and all other jurisdictions in which it exists or carries on any material business;

(c) the Corporation is the registered and beneficial owner of all of the issued and outstanding shares of the Material Subsidiaries and no other person has any right to acquire any issued or unissued shares or securities convertible or exercisable into shares of any such Material Subsidiary;

(d) other than the Material Subsidiaries, the Corporation has no other subsidiaries or equity interests in other persons which are engaged in active business or which possess any assets or liabilities which are material to the business, business prospects or condition (financial or otherwise) of the Corporation and the Material Subsidiaries, considered as a whole;

(e) the Corporation and each of the Material Subsidiaries are conducting their business in material compliance with all applicable laws, rules and regulations of each jurisdiction in which a material portion of their business is carried on and are duly licensed, registered or qualified in all jurisdictions in which they own, lease or operate their property or carry on business to enable their business to be carried on as now conducted and their property and assets to be owned, leased and operated and all such licences, registrations and qualifications are and will at the Closing Time and the time of the Over-Allotment Closing, if applicable, be valid,

subsisting and in good standing, except in respect of matters which do not and will not result in any material adverse change to the business, business prospects or condition (financial or otherwise) of the Corporation and the Material Subsidiaries, considered as a whole, and except for the failure to be so qualified or the absence of any such license, registration or qualification which does not and will not have a Material Adverse Effect;

(f) none of the Corporation or any of the Material Subsidiaries has committed an act of bankruptcy or is insolvent, has proposed a compromise or arrangement to its creditors generally, has had a petition or a receiving order in bankruptcy filed against it, has made a voluntary assignment in bankruptcy, has taken any proceedings with respect to a compromise or arrangement, has taken any proceedings to have itself declared bankrupt or wound-up, has taken any proceedings to have a receiver appointed for any of its property or has had any execution or distress become enforceable or become levied upon any of its property;

(g) the authorized capital of the Corporation consists of an unlimited number of Common Shares, an unlimited number of First Preferred Shares, and an unlimited number of Second Preferred Shares of which 34,000,000 Common Shares and no Preferred Shares are issued and outstanding as at the date hereof;

(h) all Currently Issuable Shares of the Corporation are disclosed in Schedule "A", and no person has any other agreement or option or right or privilege capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities or warrants of the Corporation;

(i) no securities commission, stock exchange or other regulatory authority has issued any order preventing or suspending the use of the Prospectus or trading in the Common Shares;

(j) the Corporation has all requisite corporate power and authority to undertake the Offering, to enter into this Agreement and to consummate the transactions contemplated hereby and thereby, and to duly observe and perform all of its covenants and obligations set out herein and therein;

(k) since June 30, 2006:

(i) there has not been any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation or any Material Subsidiary except as disclosed in the Prospectus;

(ii) there has not been any material change in the capital stock or long-term debt of the Corporation or any Material Subsidiary except as disclosed in the Prospectus;

(iii) there has not been any material change in the business, business prospects, condition (financial or otherwise) or results of the operations of the

Corporation or any Material Subsidiary except as disclosed in the Prospectus; and

(iv) except as disclosed in the Prospectus, the Corporation and the Material Subsidiaries have carried on their business in the ordinary course;

(l) the audited financial statements of the Corporation as at March 31, 2006 and the unaudited interim financial statements of the Corporation as at June 30, 2006 were complete and accurate as at the date thereof and presented fairly the financial condition of the Corporation and the Material Subsidiaries for the periods then ended;

(m) except as disclosed in the Preliminary Prospectus, there is no action, proceeding or investigation (whether or not purportedly by or on behalf of the Corporation or any Material Subsidiaries) pending or, to the knowledge of the Corporation and its directors and officers, threatened against or affecting the Corporation (including any of its predecessor companies) or the Material Subsidiaries at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which, if determined adversely to the Corporation, would in any way materially adversely affect the Corporation and the Material Subsidiaries considered as a whole or the condition (financial or otherwise) of the Corporation and the Material Subsidiaries considered as a whole or which questions the validity of the issuance of any of the Purchased Shares or any action taken or to be taken by the Corporation pursuant to or in connection with this Agreement or any of the transactions contemplated hereby;

(n) neither the Corporation nor any of the Material Subsidiaries is in default or in breach of, and the execution and delivery of this Agreement by the Corporation, the grant of the Over-Allotment Option by the Corporation, the performance and compliance with the terms of this Agreement and the sale of the Purchased Shares by the Corporation will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts, and no event has occurred which, after notice or lapse of time, or both, would constitute a default either directly or indirectly under (i) any Canadian federal or provincial statute, rule or regulation applicable to the Corporation including, without limitation, Canadian Securities Laws and the by-laws, rules and regulations of the TSX; (ii) the constating documents, articles or resolutions of the directors, shareholders or committees of the Corporation which are in effect at the date hereof; (iii) any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Corporation or any Material Subsidiary is a party or by which it is bound; or (iv) any judgment, decree or order binding the Corporation or any Material Subsidiary or the property or assets of any of them; which conflict, breach, violation or default in any of the cases referred to in (i) to (iv) of this subparagraph, or the consequences thereof, would alone or in the aggregate result in a Material Adverse Effect;

(o) to the Corporation's knowledge, the Corporation's Auditors are independent public accountants as required by the Canadian Securities Laws;

(p) there has never been any reportable event (within the meaning of National Instrument 51-102) with the present or any former auditor of the Corporation;

(q) the Corporation and the Material Subsidiaries have filed all federal, provincial, state, local and foreign tax returns that are required to be filed or have requested extensions thereof (except in any case in which the failure so to file would not have a Material Adverse Effect) and have paid all taxes required to be paid by them and any other assessment, fine or penalty levied against them, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith, and the Corporation has no knowledge of any tax deficiency which might be assessed against the Corporation or any such Material Subsidiary and which, if so assessed, might have a Material Adverse Effect;

(r) all mineral exploration currently being conducted by the Corporation and its Material Subsidiaries are being conducted pursuant to all applicable environmental rules and regulations;

(s) none of the Canada Revenue Agency or any foreign taxation authority has asserted or, to the best of the Corporation's knowledge, threatened to assert any reassessment, claim or liability for taxes due or to become due in connection with any review or examination of the tax returns of the Corporation or any Material Subsidiary filed for any year which would have a Material Adverse Effect;

(t) policies of insurance in force as at the date hereof naming the Corporation as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of the Corporation and the Material Subsidiaries which, having regard to the nature of such risk and the relative costs of obtaining insurance, it is reasonable to seek rather than to provide for self insurance;

(u) the Common Shares will be listed and posted for trading on the TSX on the Closing Date;

(v) the Corporation has, or will have at the Closing Time, obtained all consents, approvals, permits, authorizations or filings as may be required under Canadian Securities Laws and the by-laws, rules and regulations of the TSX necessary to the performance by the Corporation of its obligations under this Agreement;

(w) the proceeds of the Offering, net of the Underwriters' Fee and other expenses of the Offering, will be used for the purposes set out in the Preliminary Prospectus under the heading "Use of Proceeds";

(x) the Corporation will use its commercially reasonable efforts to ensure that the Common Shares remain listed and posted for trading on the TSX for a period of two years following the Closing;

(y) prior to the filing of the Final Prospectus and any Prospectus Amendment, the Corporation will allow the Underwriters to participate fully in the preparation of the Final Prospectus and any Prospectus Amendment and will allow the Underwriters to conduct all due diligence which they may reasonably require to conduct in order to fulfil their obligations and in order to enable them responsibly to execute the certificate required to be executed by them at the end of the Final Prospectus and any Prospectus Amendment;

(z) the Corporation will deliver from time to time without charge to the Underwriters as many copies of the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment (collectively, the "**Offering Documents**") as they may reasonably request for the purposes contemplated hereunder and contemplated by the Canadian Securities Laws and such delivery shall constitute the consent of the Corporation to the use of such documents in connection with the distribution of the Purchased Shares, subject to the provisions of the Canadian Securities Laws and the provisions of this Agreement;

(aa) the Offering Documents will, at the respective dates of delivery thereof, contain full, true and plain disclosure of all material facts relating to each of the Offering, the Corporation and the Purchased Shares (provided that this representation is not intended to extend to information and statements in the Offering Documents furnished to the Corporation by or on behalf of the Underwriters specifically for use therein);

(bb) none of the Offering Documents will contain a misrepresentation (provided that this representation is not intended to extend to information and statements in the Offering Documents furnished to the Corporation by or on behalf of the Underwriters specifically for use therein);

(cc) this Agreement has been, or will be by the Closing Time, duly authorized, executed and delivered by the Corporation and is or will be legally binding upon the Corporation and enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law. At the Closing Time all necessary corporate action will have been taken by the Corporation to allot and authorize the issuance of the Purchased Shares, and upon their issuance, the Purchased Shares will be validly issued and outstanding as fully paid and non-assessable;

(dd) the Preliminary Prospectus and the Final Prospectus will contain the disclosure required by Canadian Securities Laws and will accurately summarize, in all material respects, the attributes of the Purchased Shares;

(ee) other than the Underwriters there is no person acting or purporting to act at the request of the Corporation, who is entitled to any brokerage or agency fee in connection with the transactions contemplated herein;

(ff) the Corporation will promptly notify the Underwriters in writing if, prior to termination of the distribution of the Purchased Shares, there shall occur any material change or change in a material fact (in either case, whether actual, anticipated, contemplated or threatened and other than a material change or change in a material fact relating solely to the Underwriters) or any event or development involving a prospective material change or a change in a material fact in any or all of the business, affairs, operations, assets (including information or data relating to the estimated value or book value of assets), liabilities (contingent or otherwise), capital, ownership, control or management of the Corporation or any other change which is of such a nature as to result in, or could result in, a misrepresentation in the Preliminary Prospectus, Final Prospectus or any Prospectus Amendment or could render any of the foregoing not in compliance with any of the Canadian Securities Laws;

(gg) in respect of any such actual, anticipated, contemplated, threatened or prospective change referred to in the first preceding paragraph, the Corporation will, to the reasonable satisfaction of the Underwriters, issue or file, as applicable, promptly and, in any event, within all applicable time limitation periods with the Securities Commissions, in the case of a material adverse change, a new or amended Preliminary Prospectus, and, in the case of a material change, a new or amended Final Prospectus or Prospectus Amendment, as the case may be, or press release and material change report as may be required under the Canadian Securities Laws and shall comply with all other applicable filing and other requirements under the Canadian Securities Laws including, without limitation, any requirements necessary to qualify the issuance and distribution of the Purchased Shares and shall deliver to the Underwriters as soon as practicable thereafter their reasonable requirements of conformed or commercial copies of any such new or amended Preliminary Prospectus, Final Prospectus or Prospectus Amendment. The Corporation shall not file any such new or amended disclosure documentation without first obtaining the approval of the form and content thereof by the Underwriters, which approval shall be promptly considered and not unreasonably withheld, and shall not issue or file, as applicable, any press release or material change report without giving the Underwriters a reasonable opportunity for review of the proposed forms; provided that the Corporation shall not be required to file a registration statement or either register or qualify the Purchased Shares for distribution outside of Canada;

(hh) the Corporation will in good faith discuss with the Underwriters as promptly as possible any circumstance or event which is of such a nature that there is or ought to be consideration given as to whether there may be a material change or change in a material fact described in the preceding two paragraphs;

(ii) the minute books and corporate records of the Corporation and the Material Subsidiaries made available to counsel to the Underwriters, or its local agent counsel in connection with its due diligence investigation of the Corporation for the periods from their respective dates of incorporation or amalgamation, as the case may be, to the date of examination thereof are exact duplicates of the original minute books and records of the Corporation and such Material Subsidiaries and contain copies of all proceedings (or certified copies thereof) of the shareholders, the board of directors and all committees of the board of directors of the Corporation and such Material Subsidiaries and there have been no other meetings, resolutions or proceedings of the shareholders, board of directors or any committee of the board of directors of the Corporation or such Material Subsidiaries to the date of review of such corporate records and minute books not reflected in such minute books and other records other than those which have been disclosed to the Underwriters or which are not material in the context of the Corporation;

(jj) the Corporation shall obtain, prior to the filing of the Final Prospectus, legal opinions as to corporate status, good standing, corporate capacity, authorized and issued share capital and other matters, including title to the Corporation's assets and property interests, in respect of the Corporation and each Material Subsidiary, dated the date of the Final Prospectus from local counsel to the Corporation in form and substance satisfactory to the Underwriters acting reasonably.

The representations, warranties and covenants of the Corporation set out in the schedules to this Agreement are hereby incorporated herein by reference.

9. Conditions to the Purchase of Shares

(a) The Closing

The obligation of the Underwriters to purchase the Purchased Shares on the Closing Date shall be subject to the accuracy of the representations and warranties of the Corporation contained herein both as of the date hereof and as of the Closing Date, the performance by the Corporation of its obligations hereunder and the following additional conditions:

(i) the Underwriters shall have received at the Closing Time favourable legal opinions addressed to the Underwriters and the Underwriters' Counsel, in form and substance satisfactory to the Underwriters' Counsel, acting reasonably, dated the Closing Date from the Corporation's Counsel, or local counsel, as appropriate, with respect to the following matters:

(A) the Corporation is existing under the *Business Corporations Act* (British Columbia) and has all requisite corporate power and authority to carry on the activities of the Corporation as now carried on and contemplated by the Prospectus, to own its property and assets described in the Prospectus and to issue and sell the Purchased Shares to be issued and sold in the manner provided in this Agreement and to enter into this Agreement and to carry out its obligations hereunder;

(B) this Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation, enforceable in accordance with its terms except that: (i) no opinion need be expressed as to the enforcement of rights of indemnity and contribution hereunder; (ii) enforcement may be limited by applicable law and by bankruptcy, insolvency and other laws of general application affecting the enforcement of creditors' rights; and (iii) equitable remedies, such as specific performance and injunction, may only be granted in the discretion of a court of competent jurisdiction;

(C) the execution and delivery of this Agreement by the Corporation, the fulfilment of the terms hereof by the Corporation and the issue and sale of the Purchased Shares does not conflict with the laws of the Province of British Columbia or the laws of Canada or the terms, conditions or provisions of the notice of articles or articles of the Corporation (whether after notice or lapse of time or both) or any resolutions of the Directors or Shareholders;

(D) subject to the qualifications set out therein, confirming the opinion statements in the Final Prospectus under the heading "Eligibility for Investment" with such opinion to be supported, if required, with respect to matters of fact, by the appropriate certificate of the Corporation executed on its behalf by a senior officer of the Corporation;

(E) the attributes of the Purchased Shares are consistent in all material respects with the description of the Common Shares in the Prospectus and the Purchased Shares have been duly and validly allotted and issued as fully paid and non-assessable in accordance with this Agreement;

(F) the Purchased Shares have been approved for listing on the TSX subject only to such usual conditions and to the filing of usual documents in accordance with the requirements of the TSX;

(G) all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits, consents and authorizations of the appropriate regulatory authorities under applicable securities laws of the Qualifying Jurisdictions have been obtained by the Corporation under the laws of each Qualifying Jurisdiction to qualify the Purchased Shares for sale to the public in each of such Qualifying Jurisdictions through registrants properly registered under the applicable legislation of such Qualifying Jurisdictions who have complied with the relevant provisions of such applicable legislation;

(H) the first trade of Purchased Shares in the Qualifying Jurisdictions is not subject to the prospectus requirements under applicable securities laws of the Qualifying Jurisdictions;

(I) all financial statements forming part of the Prospectus have been approved by the directors of the Corporation;

(J) the form of definitive share certificate representing the Purchased Shares complies with all legal requirements of the *Business Corporations Act* (British Columbia), the notice of articles and articles of the Corporation and the resolutions of the Directors relating thereto and meets the requirements of the TSX;

(K) the Corporation is a reporting issuer in each of the Qualifying Jurisdictions, and is not in default of filing financial statements with, or otherwise on the list of defaulting issuers maintained by, securities regulatory authorities in such Qualifying Jurisdictions; and

(L) Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario is duly appointed as transfer agent and registrar for the Common Shares.

and in providing such opinion, counsel may rely upon the opinions of other local counsel where they deem such reliance proper as to the laws other than those of Canada and the Province of British Columbia and as to matters of fact, on certificates or letters of the Corporation's officers, the Transfer Agent, the Corporation's Auditors and public and stock exchange officials;

(ii) the Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date from U.S. counsel to the Corporation in form and substance satisfactory to the Underwriters acting reasonably, to the effect that the offer and sale of the Purchased Shares to U.S. Institutional Accredited Investors and to Qualified Institutional Buyers (as such term is defined in Rule 144A) in the United States on the terms contemplated by

this Agreement are exempt from the registration requirements of the U.S. Securities Act;

(iii) the Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date from the Underwriters' Counsel with respect to transactions referred to in and contemplated by this Agreement, as the Underwriters may reasonably request; provided that the Underwriters' Counsel shall be entitled to rely on the opinions of local counsel as to matters governed by the laws of jurisdictions other than the laws of Canada and the Province of British Columbia and as to matters of fact, on certificates of the Corporation's officers, the Transfer Agent, the Corporation's Auditors and public and stock exchange officials, and provided further that the Underwriters' Counsel shall be entitled to rely upon the opinion of the Corporation's Counsel with respect to the matters in paragraph 9(a)(i);

(iv) the Underwriters shall have received at the Closing Time a letter dated the Closing Date from the Corporation's Auditors addressed to the Underwriters, the Corporation and the Directors, in form and substance satisfactory to the Underwriters, acting reasonably, confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to paragraph 4(a)(iii) with such changes as may be necessary to bring the information in such letter forward to within two Business Days of the Closing Date, which changes shall be acceptable to the Underwriters acting reasonably;

(v) the Underwriters shall have received at the Closing Time certificates dated the Closing Date, signed by an appropriate officer of the Corporation addressed to the Underwriters and their counsel, with respect to the notice of articles and articles of the Corporation, the authorizing resolutions relating to this Agreement, the Prospectus and the incumbency and specimen signatures of signing officers;

(vi) the Underwriters shall have received at the Closing Time a certificate or certificates dated the Closing Date, and signed on behalf of the Corporation by two senior officers of the Corporation addressed to the Underwriters certifying for and on behalf of the Corporation, after having made due enquiry and after having carefully examined the Prospectus, that:

(A) the Corporation has duly complied with all covenants and satisfied all the terms and conditions in this Agreement on its part to be performed or satisfied at or prior to the Closing Time;

(B) no order, ruling or determination having the effect of suspending the sale or ceasing, suspending or restricting the trading of the Purchased Shares or any other securities of the Corporation in any

of the Qualifying Jurisdictions has been issued or made by any stock exchange, securities commission or regulatory authority and is continuing in effect and no proceedings, investigations or enquiries for that purpose have been instituted or are pending or are contemplated or threatened under any of the Canadian Securities Laws or by any other regulatory authority;

(C) since the respective dates as of which information is given in the Final Prospectus, as amended by any Prospectus Amendment, to the date of such certificate, there has been no material change (actual or anticipated) in any of the business, affairs, operations, assets and liabilities (contingent or otherwise) of the Corporation together with the Material Subsidiaries considered as a whole or in the capital of the Corporation, other than as disclosed in the Final Prospectus or any Prospectus Amendment, as the case may be;

(D) all necessary consents, approvals and authorizations, including those which have been obtained or which may be required under the securities laws of each of the Qualifying Jurisdictions, which are required for the consummation by the Corporation of the transactions contemplated by this Agreement have been obtained;

(E) on or before the filing of the Final Prospectus the TSX has approved the listing of the Purchased Shares on the TSX subject only to such usual conditions and to the filing of usual documents in accordance with the requirements of the TSX;

(F) the representations and warranties of the Corporation contained in this Agreement are true and correct as of the Closing Time on the Closing Date, with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement;

(G) all information and statements contained in the Prospectus are, as at the Closing Time, true and correct in all material respects, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Purchased Shares, and no material fact has been omitted therefrom (except that no certification shall be given regarding facts or information relating solely to or furnished by the Underwriters) which is required to be stated or which is necessary to make any statements or information contained therein not misleading in light of the circumstances in which they were made; and

(H) each of the Material Subsidiaries is incorporated and is existing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to carry on the activities as now carried on by it and contemplated by the Prospectus;

(vii) the Underwriters shall have received at the Closing Time a certificate from the Transfer Agent dated the Closing Date and signed by an authorized officer of the Transfer Agent, confirming the issued share capital of the Corporation;

(viii) the Underwriters shall have received as the Closing Time a "lock-up" agreement, in form acceptable to the Underwriters, acting reasonably, whereby the principal shareholder of the Corporation agrees not to sell, or agree to sell, any Common Shares or securities convertible into Common Shares for a period expiring two years from the Closing Date;

(ix) Southwestern shall purchase 2,000,000 of the Treasury Shares, for a total purchase price of $1,000,000;

(x) the Underwriters shall have received such other instruments and closing documents as they may reasonably require.

(b) The Over-Allotment Closing

Any obligation of the Underwriters to purchase the Over-Allotment Shares on the Over-Allotment Closing shall be subject to the accuracy of the representations and warranties of the Corporation contained herein as of the date of the Over-Allotment Closing, the performance by the Corporation of its obligations hereunder and the receipt by the Underwriters of the opinions, letters, certificates and instruments delivered at the Closing, updated to the date of the Over-Allotment Closing.

10. Termination Rights

(a) Material Change

If, prior to the Closing Time, there should occur any fact or change such as is contemplated in paragraph 5(a) or 5(b) or the Underwriters become aware of any undisclosed material information relating to the Corporation or its Material Subsidiaries taken as a whole which, in the reasonable opinion of the Underwriters or any of them, might reasonably be expected to have a significant adverse effect on the market price, value, investment qualities or marketability of the Common Shares or Purchased Shares, any of the Underwriters shall be entitled, at its option, but subject to paragraph 10(d), to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time prior to the Closing Time.

(b) Disaster Out

If, prior to the Closing Time, there should develop, occur or come into effect any occurrence of national or international consequence, any acts of terrorism or hostilities or escalation thereof or other calamity or crises, any change or development involving a prospective change in national or international political, financial or economic conditions, or any event, action, condition, law, governmental regulation, enquiry or other development or occurrence of any nature whatsoever which, in the reasonable opinion of any of the Underwriters, seriously adversely affects or involves, or may seriously affect or involve, the Canadian or United States financial markets or the business, operations or affairs of the Corporation together with the Material Subsidiaries considered as a whole, any of the Underwriters shall be entitled at its option, but subject to paragraph 10(d), to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time prior to the Closing Time.

(c) Conditions

The Corporation agrees that all material terms and conditions of this Agreement shall be construed as conditions and complied with so far as the same relate to acts to be performed or caused to be performed by it, that it will use its commercially reasonable efforts to cause such conditions to be complied with, and that any breach or failure by the Corporation to comply with any of such conditions shall entitle any of the Underwriters, at its option, but subject to paragraph 10(d), to terminate its obligations under this Agreement by notice to that effect given to the Corporation at the Closing Time unless otherwise expressly provided in this Agreement. The Underwriters may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Underwriters only if such waiver or extension is in writing and signed by all of the Underwriters.

(d) Exercise of Termination Rights

The rights of termination contained in paragraphs 10(a), (b) and (c) may be exercised by any or all of the Underwriters; and such rights of termination are in addition to any other rights or remedies of the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability on the part of the Underwriter providing such notice of termination to the Corporation or on the part of the Corporation to such Underwriter except in respect of any liability which may have arisen or may arise after such termination under paragraph 11, 12, 14 or 15. A notice of termination given by an Underwriter under paragraph 10(a), (b) or (c) shall not be binding upon the other Underwriters.

11. (a) Indemnity

To the extent permitted by law, the Corporation agrees to protect, hold harmless and indemnify each of the Underwriters and each and every one of the Indemnified Persons from and against all Losses which any such Underwriter may be subject to or suffer or incur, whether

under the provisions of any statute or otherwise, and which are caused or incurred by or arise directly or indirectly by reason of or in consequence of:

(i) any information or statement (except any information or statement relating solely to the Underwriters) contained in the Prospectus, the U.S. Preliminary Placement Memorandum, the U.S. Placement Memorandum or in any certificate of the Corporation delivered under this Agreement which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(ii) any omission or alleged omission to state in the Prospectus, the U.S. Preliminary Placement Memorandum, the U.S. Placement Memorandum or any certificate of the Corporation delivered under this Agreement or pursuant to this Agreement any material fact or information (except facts or information relating solely to the Underwriters), required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(iii) any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any untrue statement or omission, or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission relating solely to the Underwriters) in the Prospectus or based upon any failure to comply with Canadian Securities Laws (other than any failure or alleged failure to comply by the Underwriters), preventing or restricting the trading in or the sale or distribution of the Purchased Shares in any of the Qualifying Jurisdictions;

(iv) any breach of a representation or warranty made in this Agreement by the Corporation or the failure of the Corporation to comply with any of its obligations hereunder in any material respect; or

(v) the Corporation not complying with any requirement of any Canadian Securities Laws applicable to it in connection with the offering and sale of the Purchased Shares as contemplated hereby.

(b) Notification of Claims

If any matter or thing contemplated by this paragraph 11 (any such matter or thing being referred to as a **"Claim"**) is asserted against any one or more of the Indemnified Persons, such Indemnified Person will notify the Corporation as soon as reasonably practicable in writing of the nature of such Claim and the Corporation shall be entitled (but not required) to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Person, acting reasonably, that no settlement of any such Claim may be made by the Corporation or the Indemnified Person without the prior written consent of the other party and the Corporation shall not be liable for any

settlement of any such Claim unless it has consented in writing to such settlement, such consent not to be unreasonably withheld.

(c) Retaining Counsel

In any such Claim, the Indemnified Person shall have the right to retain other counsel to act on his or its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Person unless: (i) the Corporation on behalf of itself and the Indemnified Person shall have mutually agreed to the retention of other counsel, or (ii) the named parties to any such Claim (including any added third or impleaded party) include both the Indemnified Person on the one hand and the Corporation on the other hand and the representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them. Where more than one Indemnified Person is entitled to retain separate counsel in the circumstances described in this paragraph 11(c), all Indemnified Persons shall be represented by one separate legal counsel and the fees and disbursements of only one separate legal counsel for all Indemnified Persons shall be paid by the Corporation, unless (i) the Corporation and the Indemnified Persons have mutually agreed to retention of more than one legal counsel for the Indemnified Persons or (ii) the Indemnified Persons have or any one of them has been advised in writing by legal counsel thereto that representation of all of the Indemnified Persons by the same legal counsel would be inappropriate due to actual or potential differing interests among them. Notwithstanding the foregoing, the Corporation shall not be liable for any settlement of any Claim unless the Corporation has consented in writing to such settlement, such consent not to be unreasonably withheld.

12. (a) Contribution

In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in paragraph 11 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms, the Corporation and the Underwriters, severally, shall contribute to the aggregate of all claims, expenses, costs and liabilities and all Losses of a nature contemplated in paragraph 11 in such proportions so that the Underwriters are responsible for the portion represented by the percentage that the aggregate fee payable by the Corporation to the Underwriters pursuant to paragraph 6 bears to the aggregate offering price of the Purchased Shares and the Corporation is responsible for the balance, whether or not they have been sued together or sued separately. The Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of such aggregate fee or any portion of such fee actually received. However, no party who has engaged in any fraud, fraudulent misrepresentation or gross negligence shall be entitled to claim contribution from any person or company who has not engaged in such fraud, fraudulent misrepresentation or gross negligence.

(b) Right of Contribution in Addition to Other Rights

The rights to contribution provided in this paragraph 12 shall be in addition to and not in derogation of any other right to contribution which the Underwriters or the Corporation may have by statute or otherwise at law.

(c) Calculation of Contribution

In the event that the Corporation may be held to be entitled to contribution from the Underwriters under the provisions of any statute or at law, the Corporation shall be limited to contribution in an amount not exceeding the lesser of:

(i) the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in paragraph 12(a); and

(ii) the amount of the aggregate fee actually received by the Underwriters from the Corporation under this Agreement.

(d) Notice

If any of the Underwriters has reason to believe that a claim for contribution may arise, it shall give the Corporation notice of such claim in writing, as soon as reasonably practicable, but failure to notify the Corporation shall not relieve the Corporation of any obligation which it may have to the Underwriters under this paragraph except to the extent by which the Corporation is prejudiced by such failure.

If the Corporation has reason to believe that a claim for contribution may arise, it shall give the Underwriters notice of such claim in writing, as soon as reasonably practicable, but failure to notify the Underwriters shall not relieve any Underwriter of any obligation which it may have to the Corporation under this paragraph except to the extent by which such Underwriters is prejudiced by such failure.

(e) Right of Contribution in Favour of Others

With respect to paragraph 11 and this paragraph 12, the Corporation acknowledges and agrees that the Underwriters are contracting on their own behalf and as agents and trustees for each Indemnified Person.

13. Severability

If any provision of this Agreement shall be adjudged by a competent authority to be invalid or for any reason unenforceable in whole or in part, such invalidity or unenforceability shall not affect the validity, enforceability or operation of any other provision of this Agreement and such void or unenforeceable provision shall be severable from this Agreement.

14. Expenses

Whether or not the sale of the Purchased Shares shall be completed, all expenses of or incidental to the issue, delivery and sale of the Purchased Shares and all expenses of or incidental to all other matters in connection with the transactions set out in this Agreement, shall be borne by the Corporation directly, including, without limitation, (i) expenses payable in connection with the qualification of the Purchased Shares for distribution; (ii) all costs incurred in connection with the preparation and printing of the Prospectus, (iii) all costs of the certificates

representing the Purchased Shares, (iv) all costs incurred to list the Purchased Shares on the TSX, (v) all fees and disbursements of the Corporation's Auditors and the Corporation's Counsel and all other local counsel to the Corporation and (vi) all of the Underwriters' reasonable "out of pocket" expenses, including all fees and disbursements of the Underwriters' Counsel.

15. (a) Obligation of Underwriters to Purchase

The obligation of the Underwriters to purchase the Treasury Shares and the Over-Allotment Shares, if any, shall be several and not joint and several and shall be limited as regards each Underwriter to the percentage of the Treasury Shares set out opposite the name of such Underwriter below (provided that with respect to the Over-Allotment Shares, such percentages may be adjusted as specified in the Over-Allotment Notice):

Canaccord Capital Corporation	60%
Raymond James Ltd.	30%
Octagon Capital Corporation	10%

Subject to paragraph 15(b), if any Underwriter (the "Defaulting Underwriter") fails to purchase its applicable percentage of the Treasury Shares at the Closing Time the remaining Underwriters shall have the right, but shall not be obligated, to purchase such Treasury Shares, and if more than one of the remaining Underwriters exercises such right, each of the Underwriters that does so shall be entitled to purchase that percentage of the Defaulting Underwriters's unpurchased Treasury Shares that is equal to the percentage determined by dividing the number of the Treasury Shares initially offered or purchased, as applicable, by that Underwriter by the total number of Treasury Shares purchased. In the event that such right is not exercised, the Underwriters which are not in default shall be relieved of all obligations to the Corporation to purchase the Defaulting Underwriter's unpurchased Treasury Shares. Nothing in this paragraph shall relieve from liability to the Corporation the Underwriter which shall be so in default. In the event of a termination by the Corporation of its obligations under this Agreement, there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may arise under paragraphs 11, 12 and 14. Nothing in this Agreement shall obligate a U.S. broker-dealer affiliate of any of the Underwriters to purchase Treasury Shares. Any U.S. broker-dealer that makes offers and sales of the Treasury Shares to U.S. persons will do so only as an agent for an Underwriter.

(b) Rights to Purchase of the Other Underwriters

If any of the Underwriters shall exercise its right of termination under paragraph 10, the remaining Underwriters shall have the right, but shall not be obligated, to offer or purchase all of the Treasury Shares, which would otherwise have been offered or purchased by such Underwriter which has so exercised its right of termination and if more than one of the remaining Underwriters exercises such right, each of the Underwriters that does so shall be entitled to offer or purchase, as applicable, that percentage of the unpurchased Treasury Shares that is equal to the percentage determined by dividing the number of the Treasury Shares initially purchased by that Underwriter by the total number of Treasury Shares purchased.

(c) Corporation Not Obliged to Sell Less than All

Nothing in this paragraph 15 shall oblige the Corporation to sell to the Underwriters less than all of the Treasury Shares.

16. Right of Participation

The Corporation will notify Canaccord of the terms of any further brokered equity financing that it requires or proposes to obtain during the 12 months following the Closing Date and Canaccord will have the right to participate in not less than 30% of such financing. The right of participation must be exercised by Canaccord within three Business Days following the receipt of such notice, by notifying the Corporation that it will participate in such financing on the terms set out in the notice. If Canaccord fails to give notice within the three Business Days that it will participate in such financing upon the terms set out in the notice, the Corporation will then be free to make other arrangements to obtain financing from another source on the same terms or on terms no less favourable to the Corporation. The right of participation will not terminate if, on receipt of any notice from the Corporation, Canaccord fails to exercise the right.

17. Restriction on Further Sales

The Corporation covenants and agrees with the Underwriters except as contemplated by the Over-Allotment Option and the Underwriters' Warrants, not to directly or indirectly issue, sell, offer, grant an option or right in respect of or otherwise dispose of, or agree to, or announce any intention to issue, sell, offer, grant an option or right in respect of, or otherwise dispose of any additional common shares or financial instruments convertible or exchangeable into common shares (other than for purposes of granting or exercising employee compensation pursuant to an existing employee stock purchase plan or director or employee stock option plan, to satisfy existing instruments issued at the date hereof or pursuant to property option agreements to which the Issuer is or may become a party) for a period of 120 days from the Closing Date without the prior written consent of the Underwriters, such consent not to be unreasonably withheld;

18. Survival of Representations and Warranties

The representations, warranties, obligations and agreement of the Corporation contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with purchase and sale of the Purchased Shares shall survive the purchase of the Purchased Shares for a period of two years from the later of the Closing Date and the date of the Over-Allotment Closing, if applicable, and shall continue in full force and effect during such two-year period unaffected by any subsequent disposition of the Purchased Shares by the Underwriters or the termination of the Underwriters' obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the preparation of the Prospectus or the distribution of the Purchased Shares.

19. Time of the Essence

Time shall be of the essence of this Agreement.

20. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable in the Province of British Columbia.

21. Funds

All funds referred to in this Agreement shall be in Canadian dollars unless otherwise stated herein.

22. Notice

Unless herein otherwise expressly provided, any notice, request, direction, consent, waiver, extension, agreement or other communication that is required to or may be given or made hereunder shall be in writing and either personally delivered to a responsible officer of the addressee or sent by telecopy to:

If to the Corporation, addressed and sent to:

Zincore Metals Inc.
1650 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1C6

Attention: Timo Jauristo
Fax No.: 604-669-6616

If to the Corporation, with a copy (for informational purposes only and not constituting formal notice) to:

DuMoulin Black LLP
10th Floor, 595 Howe Street
Vancouver, British Columbia
V6C 2T5

Attention: Patricia Sandberg
Fax No.: 604-687-8772

If to Canaccord Capital Corporation, addressed and sent to:

Canaccord Capital Corporation
P.O. Box 10337
Pacific Centre, Suite 2200
609 Granville Street
Vancouver, British Columbia
V7Y 1H2

Attention: Ali Pejman
Fax No. 604-643-7733

If to Raymond James Ltd., addressed and sent to:

Raymond James Ltd.
2200 Cathedral Place
925 West Georgia Street
Vancouver, British Columbia
V6C 3L2

Attention: John M. Murphy
Fax No.: 604-659-8398

If to Octagon Capital Corporation, addressed and sent to:

Octagon Capital Corporation
406 - 181 University Avenue
Toronto, Ontario
M5H 3M7

Attention: Peter Winnell
Fax No.: 416-368-3811

If to any Underwriter, with a copy (for informational purposes only and not constituting formal notice) to:

McCullough O'Connor Irwin LLP
1100 – 888 Dunsmuir Street
Vancouver, British Columbia
V6C 3K4

Attention: Victor J. O'Connor
Fax No.: 604-687-7099

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission shall be deemed to be given and received on the Business Day sent if transmitted prior to 2:00 p.m. (Vancouver time) on that day or the next Business Day following the day on which it is sent if transmitted on a day other than a Business Day or after 2:00 p.m. (Vancouver time) on a Business Day.

23. Authority of Canaccord Capital Corporation

Canaccord is hereby authorized by Raymond James and Octagon to act on its behalf and the Corporation shall be entitled to and shall act on any notice given in accordance with paragraph 22 or agreement entered into by or on behalf of the Underwriters by Canaccord which represents and warrants that it has irrevocable authority to bind the Underwriters, except in respect of any consent to a settlement pursuant to paragraph 11(b) which consent shall be given by the Indemnified Person, a notice of termination pursuant to paragraph 10 which notice may be given (subject to paragraph 10(d)) by any of the Underwriters, or any waiver pursuant to paragraph 10(c), which waiver must be signed by all of the Underwriters. Canaccord shall consult with Raymond James and Octagon concerning any matter in respect of which it acts as representative of the Underwriters.

24. Counterparts

This Agreement may be executed by any one or more of the parties to this Agreement by facsimile or in any number of counterparts, each of which shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

25. Schedules

The Schedules hereto form an integral part of this Agreement.

26. Entire Agreement

This Agreement shall constitute the entire agreement between the parties with respect to the subject matter of this Agreement and shall not be changed, modified or rescinded, except in writing signed by the parties. The provisions of this Agreement supersede all contemporaneous oral agreements and all prior oral and written quotations, communications, agreements and understandings of the parties with respect to the subject matter of this Agreement.

[*The remainder of this page is intentionally left blank.*]

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning the same to Canaccord upon which this letter as so accepted shall constitute an agreement among us.

CANACCORD CAPITAL CORPORATION

Per: *"James M. Brown"*
James M. Brown
Managing Director

RAYMOND JAMES LTD.

Per: *"John M. Murphy"*
John M. Murphy
Managing Director

OCTAGON CAPITAL CORPORATION

Per: *"Peter Winnell"*
Peter Winnell
Vice Chairman

The foregoing is accepted and agreed to as of the date first above written.

ZINCORE METALS INC.

Per: *"Timo Jauristo"*
Timo Jauristo
President and Chief Executive Officer

SCHEDULE A

Currently Issued Shares

As disclosed in the Final Prospectus.

SCHEDULE B

United States Offers and Sales

1. As used in this schedule, the following terms shall have the meanings indicated:

affiliate	means an "affiliate" as that term is defined in Rule 405 under the U.S. Securities Act;
Directed Selling Efforts	means "directed selling efforts" as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Shares being offered pursuant to Regulation S, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Shares;
Foreign Issuer	means a "foreign issuer" as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer which is: (a) the government of any foreign country or of any political subdivision of a foreign country; or (b) a corporation or other organization incorporated under the laws of any foreign country, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are held of record either directly or through voting trust certificates or depositary receipts by residents of the United States; and (2) any of the following; (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;
General Solicitation or General Advertising	means "general solicitation or general advertising", as used under Rule 502(c) under the U.S. Securities Act, including any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;
Offshore Transaction	means "offshore transaction" as that term is defined in Regulation S;

Qualified Institutional Buyer	means a qualified institutional buyer as that term is defined in Rule 144A;
Regulation D	means Regulation D under the U.S. Securities Act;
Regulation S	means Regulation S under the U.S. Securities Act;
Rule 144A	means Rule 144A under the U.S. Securities Act
SEC	means the United States Securities and Exchange Commission;
Substantial U.S. Market Interest	means "substantial U.S. market interest" as that term is defined in Regulation S;
Substituted Purchasers	means qualified persons designated by Underwriters to purchase Shares directly from the Corporation in the United States as substituted purchasers;
United States	means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;
U.S. Affiliate	means a U.S. registered broker-dealer affiliate of any Underwriter;
U.S. Exchange Act	means the United States *Securities Exchange Act of 1934*, as amended;
U.S. Institutional Accredited Investor	means an "accredited investor", as that term is defined in Rule 501(a) of Regulation D, that satisfies the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D;
U.S. Placement Memorandum	means the U.S. private placement memorandum, including a copy of the English language version of the Final Prospectus, prepared by the Corporation in connection with the offer and sale of the Shares in the United States;
U.S. Preliminary Placement Memorandum	means the preliminary U.S. private placement memorandum, including a copy of the English language version of the Preliminary Prospectus, prepared by the Corporation in connection with the offer and sale of the Shares in the United States; and
U.S. Securities Act	means the United States *Securities Act of 1933*, as amended.

All capitalized terms which are used in this Schedule and not otherwise defined shall have the meaning ascribed thereto in the Underwriting Agreement.

2. The Corporation represents, warrants and covenants to the Underwriters that, as of the date hereof and the Closing Time:

(a) the Corporation is, and through the Closing and any Option Closing Date will be, a Foreign Issuer with no Substantial U.S. Market Interest in the Common Shares;

(b) the Corporation is not, and as a result of the sale of the Purchased Shares contemplated hereby will not be, an open-end investment company, a unit investment trust or a face-amount certificate company registered or required to be registered or a closed-end investment company required to be registered, but not registered, under the United States Investment Company Act of 1940, as amended;

(c) except with respect to offers and sales in accordance with this Schedule "B" to U.S. Institutional Accredited Investors in reliance upon an exemption from registration available under Rule 506 of Regulation D or Qualified Institutional Buyers in reliance upon an exemption from registration available under Rule 144A, neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, their respective affiliates or any person acting on their behalf, in respect of which no representation is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Purchased Shares to a person in the United States; or (B) any sale of Purchased Shares unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States or (ii) the Corporation, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States;

(d) during the period in which the Purchased Shares are offered for sale, neither it nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, their respective affiliates or any person acting on their behalf, in respect of which no representation is made) has engaged in or will engage in any Directed Selling Efforts in the United States, or has taken or will take any action in violation of Regulation M under the U.S. Exchange Act or that would cause the exemptions afforded by Rule 144A or Rule 506 of Regulation D to be unavailable for offers and sales of Purchased Shares in the United States in accordance with this Schedule "B", or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Purchased Shares outside the United States in accordance with the Underwriting Agreement;

(e) none of the Corporation, any of its affiliates or any person acting on its or their behalf (other than the Underwriters, their respective affiliates or any person acting on their behalf, in respect of which no representation is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, the Purchased Shares in the United States by means of any form of General Solicitation or General

Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

(f) except with respect to the offer and sale of the Purchased Shares offered hereby, the Corporation has not, since the date that is six months prior to the commencement of the offering of Purchased Shares, sold, offered for sale or solicited any offer to buy any of its securities in the United States. The Corporation will not sell, offer for sale or solicit any offer to buy any of its securities in the United States in a manner that would be integrated with the offer and sale of the Purchased Shares and would cause the exemptions from registration set forth in Rule 144A or Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Purchased Shares;

(g) none of the Common Shares is part of a class listed on a national securities exchange registered under Section 6 of the U.S. Exchange Act, quoted in an automated interdealer quotation system in the United States, or convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A under the U.S. Securities Act) of less than ten percent for securities so listed or quoted;

(h) for so long as any of the Purchased Shares which have been sold in the United States in reliance upon Rule 144A are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act and cannot be sold pursuant to Rule 144(k) under the U.S. Securities Act, the Corporation will, if it is not subject to the reporting requirements of Section 13 or Subsection 15(d) of the U.S. Exchange Act, or the information furnishing requirements of Rule 12g3-2(b) thereunder or if it is subject to such reporting requirements and fails to comply therewith, provide to any holder of those restricted securities, or to any prospective purchaser of those restricted securities designated by a holder, upon the request of that holder or prospective purchaser, at or prior to the time of sale, the information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act (so long as that requirement is necessary in order to permit holders of the restricted securities to effect resales under Rule 144A) to a Qualified Institutional Buyer which is a holder of the restricted securities;

(i) none of the Corporation or any of its predecessors or affiliates have been subject to any order, judgment, or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D; and

(j) to the extent that any Purchased Shares are sold in the United States pursuant to Regulation D, the Corporation will file a notice with the United States Securities and Exchange Commission on Form D in accordance with Rule 503 under the U.S. Securities Act.

3. Each of the Underwriters represents and warrants to the Corporation that, as of the date hereof and the Closing Time:

(a) it acknowledges that the Purchased Shares have not been and will not be registered under the U.S. Securities Act or applicable state securities laws and may not be offered or sold within the United States except pursuant to transactions exempt from or not subject to the registration requirements under the U.S. Securities Act and exemptions from registration under applicable state securities laws. It has offered and sold, and will offer and sell the Purchased Shares forming part of its allotment only (a) in an Offshore Transaction in accordance with Rule 903 of Regulation S or (b) as provided in paragraphs 3(b) through 3(l) below. Accordingly, neither it, its affiliates nor any persons acting on its or their behalf, has made or will make (except as permitted in paragraphs 3(b) through 3(l) below): (i) any offer to sell or any solicitation of an offer to buy, any Purchased Shares to any person in the United States; (ii) any sale of Purchased Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or it, its affiliates or persons acting on its behalf reasonably believed that such purchaser was outside the United States; or (iii) any Directed Selling Efforts in the United States with respect to the Common Shares;

(b) it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Shares, except with its affiliates, any selling group members or with the prior written consent of the Corporation. It shall require each selling group member to agree in writing, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Schedule "B" as apply to such Underwriter as if such provisions applied to such selling group member;

(c) all offers of Purchased Shares in the United States have been and will be made through the Underwriter's U.S. Affiliate and all sales of the Shares in the United States shall be made (i) if pursuant to Rule 144A, by the Underwriter, acting as principal, through it's U.S. Affiliate; and (ii) if pursuant to Rule 506 of Regulation D, by the Corporation to Substituted Purchasers designated by the Underwriter's U.S. Affiliate

(d) it and its affiliates have not, either directly or through a person acting on its or their behalf, solicited and will not solicit offers for, and have not offered to sell and will not offer to sell, Purchased Shares in the United States by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

(e) immediately prior to soliciting any offerees in the United States, the Underwriter, its affiliates and any person acting on its or their behalf had reasonable grounds to believe and did believe that each offeree was either (i) an Institutional Accredited Investor or (ii) a Qualified Institutional Buyer, and at the time of completion of each sale to a person in the United States or to or for the benefit of a U.S. Person, the Underwriter, its affiliates, and any person acting on its or their behalf will have reasonable ground to believe and will believe, that each purchaser purchasing the Shares from such Underwriter or its U.S. Affiliate is a Qualified

Institutional Buyer and each purchaser designated by such Underwriter or its U.S. Affiliate to purchase Shares from the Corporation as a Substituted Purchaser is an Institutional Accredited Investor;

(f) prior to completion of any sale of Purchased Shares in the United States, each U.S. purchaser thereof will be required to either (i) if a Qualified Institutional Buyer purchasing in accordance with Rule 144A, acknowledge receipt of the U.S. Placement Memorandum and (ii) if an Institutional Accredited Investor purchasing from the Corporation as a Substituted Purchaser, a U.S. Purchaser's Letter in the form attached to the U.S. Placement Memorandum;

(g) each offeree of Purchased Shares that is in the United States shall be provided with a copy of one or both of the U.S. Preliminary Placement Memorandum and the U.S. Placement Memorandum. Each purchaser of Purchased Shares that is in the United States shall be provided, prior to time of purchase of any Purchased Shares, with a copy of the U.S. Placement Memorandum;

(h) at least one Business Day prior to the time of delivery, the Corporation and its transfer agent will be provided with a list of all purchasers of the Purchased Shares in the United States;

(i) at the Closing, each Underwriter (together with its U.S. Affiliate) that participated in the offer of Purchased Shares in the United States, will provide a certificate, substantially in the form of Appendix II to this Schedule "B", relating to the manner of the offer and sale of the Purchased Shares in the United States;

(j) neither the Underwriter, its affiliates or any person acting on its behalf (other than the Corporation, its affiliates and any person acting on their behalf, as to which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Purchased Shares;

(k) it will inform, and will cause its U.S. Placement Agents to inform, all purchasers of the Purchased Shares in the United States that such securities have not been and will not be registered under the U.S. Securities Act and are being sold to them without registration under the U.S. Securities Act in reliance on Rule 144A or Rule 506 of Regulation D thereunder; and

(l) the U.S. Offering Memorandum shall be substantially in the form set forth in Appendix I to this Schedule "B".

APPENDIX I
TO SCHEDULE "B"

PRIVATE PLACEMENT MEMORANDUM **STRICTLY CONFIDENTIAL**

Dated October 26, 2006

ZINCORE METALS INC.

Private Placement of Common Shares

The placement (the "U.S. Placement") of common shares (the "Common Shares") of Zincore Metals Inc. (the "Corporation") is being made in the United States only to qualified institutional buyers ("Qualified Institutional Buyers") as defined in Rule 144A under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and to institutional "accredited investors" (as defined in Rule 501(a) of Regulation D under the U.S. Securities Act that satisfy one or more of the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D ("Institutional Accredited Investors")), concurrently with the initial public offering of the Common Shares being made in Canada as described in the accompanying Canadian prospectus dated October 26, 2006 (said prospectus, being referred to in this U.S. Private Placement Memorandum as the "Canadian Prospectus"). The Common Shares are being offered in the United States by certain of the Underwriters named in the Canadian Prospectus through their United States affiliates ("U.S. Affiliates"), in accordance with the Underwriting Agreement referred to under "Plan of Distribution" in the Canadian Prospectus.

Price: Cdn $0.50 per Common Share

The Common Shares have not been and will not be registered under the U.S. Securities Act and are being offered and sold only (i) within the United States exclusively to Qualified Institutional Buyers and Institutional Accredited Investors or (ii) outside the United States in accordance with Regulation S under the U.S. Securities Act. The Common Shares may only be resold or transferred in a transaction that is in accordance with the restrictions referred to below under "Transfer Restrictions".

The Common Shares have not been recommended by any Canadian securities commission, the Securities and Exchange Commission or by any state securities commission or regulatory authority, nor have any of the foregoing authorities passed on the accuracy or adequacy of this U.S. Private Placement Memorandum or the accompanying Canadian Prospectus. Any representation to the contrary is a criminal offense.

Investing in the Common Shares involves risks that are described in the "Risk Factors" section of the Canadian Prospectus.

In connection with this offering, and in accordance with applicable Canadian securities regulatory policies, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The offering in the United States of Common Shares is being made to Qualified Institutional Buyers in reliance upon the exemption from registration under the U.S. Securities Act provided by Rule 144A thereunder and to Institutional Accredited Investors in reliance upon the exemption from registration provided by Rule 506 of Regulation D under the U.S. Securities Act. Offers and sales of Common Shares will be made only to (i) Qualified Institutional Buyers that are deemed to make the representations and warranties set forth under "*Notice to Qualified Institutional Buyers*" of this U.S. Private Placement Memorandum and to (ii) Institutional Accredited Investors that execute and deliver to the Underwriters and to the Corporation a U.S. Purchaser's Letter in the form provided in Exhibit A to this U.S. Private Placement Memorandum.

The information contained herein is delivered on a confidential basis to each U.S. offeree solely to enable such offeree to evaluate the Common Shares, and does not constitute an offer to any other person or to the public generally to subscribe for or purchase any of the Common Shares. Distribution of this information to any person other than such offeree, or those persons, if any, retained to advise such offeree with respect hereto is unauthorized, and any disclosure of any of this information without the prior written consent of the Corporation is prohibited. Each such offeree, by accepting delivery of this information, agrees to the foregoing and further agrees to make no photocopies of this information, or of any documents attached hereto. The Corporation and the U.S. Affiliates reserve the right to reject any offer to purchase Common Shares, in whole or in part, for any reason, or to sell less than the number of Common Shares offered hereby.

For information concerning the Common Shares being offered in the U.S. Placement, see "Description of the Securities Distributed -- Common Shares" in the Canadian Prospectus.

None of the Underwriters nor the U.S. Affiliates makes any representation or warranty, express or implied, relating to the accuracy or completeness of the information set forth herein, in the Canadian Prospectus or in any other written or oral communication transmitted or made available to an offeree, and each of them expressly disclaims any and all liability based on such information or omissions therefrom. No dealer, salesman or any other person has been authorized by the Corporation, any Underwriter or any U.S. Affiliate to give any information other than this U.S. Private Placement Memorandum and the Canadian Prospectus or to make any representations in connection with the issue or sale of the Common Shares and, if given or made, any such information or representation must not be relied upon as having been authorized by the Corporation, any Underwriter or any U.S. Affiliate. Neither the delivery of this U.S. Private Placement Memorandum and the accompanying Canadian Prospectus nor any sale made in connection herewith shall, under any circumstances, constitute a representation or create any implication that the information contained in this U.S. Private Placement Memorandum and the accompanying Canadian Prospectus is correct as of any time subsequent to the date hereof and thereof.

In making an investment decision, investors must rely on their own examination of the Corporation and the terms of the offering, including the merits and risks involved. Neither the Corporation, the Underwriters nor the U.S. Affiliates are providing, or shall be deemed to have provided, investors with legal, business or tax advice in this U.S. Private Placement Memorandum and the accompanying Canadian Prospectus. Each investor should consult with such investor's own advisors as needed to provide legal, business or tax advice and to assist such investor in making an investment decision.

The Corporation exists as a British Columbia corporation under the British Columbia *Business Corporations Act*. Most or all of the Corporation's assets are located outside the United States and all of its directors and officers and all of the experts named in the Canadian Prospectus are residents of countries other than the United States. As a result, it may be difficult for investors to effect service of process within the United States upon the Corporation and those directors, officers and experts, or to

realize in the United States upon judgments of courts of the United States predicated upon civil liability of the Corporation and those directors, officers or experts under the United States federal securities laws.

Each person receiving this U.S. Private Placement Memorandum acknowledges that (i) such person has not relied on the Underwriters or any of the U.S. Affiliates in connection with (a) its investigation of the accuracy of this U.S. Private Placement Memorandum or the accompanying Canadian Prospectus or (b) its investment decision and (ii) no person is authorized in connection with any offering made hereby to give any information or make any representation other than as contained in this U.S. Private Placement Memorandum and the accompanying Canadian Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Corporation, the Underwriters or the U.S. Affiliates.

Taxation

Prospective purchasers should be aware that purchasing, holding and disposing of the Common Shares may have tax consequences under the laws of both Canada and the United States. Such consequences for holders that are residents of, or citizens of, or otherwise subject to taxation in the United States are summarized below under "Certain U.S. Federal Income Tax Considerations". See also "Certain Canadian Federal Income Tax Considerations" in the Canadian Prospectus.

Canadian Prospectus and Available Information

This U.S. Private Placement Memorandum is accompanied by the Canadian Prospectus, which has been filed by the Corporation with the securities commissions in certain of the provinces in Canada for the purpose of qualifying the Common Shares for sale in such provinces. The Canadian Prospectus is incorporated by reference herein, and this U.S. Private Placement Memorandum is qualified in its entirety by the more detailed information contained therein.

The Canadian Prospectus has been filed with the securities regulators in certain of the provinces in Canada on SEDAR, an electronic database maintained on behalf of the Canadian provincial securities regulators. SEDAR is the System for Electronic Document Analysis and Retrieval, and documents filed on SEDAR may be viewed at the following Web site address: www.sedar.com. The Corporation, the Underwriters and the U.S. Affiliates do not endorse or accept any responsibility for the content on, or the use of, SEDAR. Reference is made to SEDAR for informational purposes only, and is not intended for trading or investment purposes. The Corporation, the Underwriters and the U.S. Affiliates do not guarantee the sequence, accuracy or completeness of any information or data displayed through SEDAR, nor shall they be liable in any way to any offeree in the U.S. Placement or to any other person, firm or corporation whatsoever for any delays, inaccuracies, errors in, or omission of any such information or data or the transmission thereof, or for any action taken in reliance thereon, or for any damages arising therefrom or occasioned thereby or by reason of non-performance or interruption, or termination, of the information or data for any cause whatsoever.

The Corporation does not assume any duty of disclosure beyond that which is imposed by law, and expressly disclaims any duty to update any information set forth in its filings with the Canadian provincial securities regulators. To the extent that the Corporation has filed any documents other than the Canadian Prospectus and the documents expressly incorporated by reference therein on SEDAR, or that any other documents have been filed on SEDAR by any other person, firm or corporation, none of those documents shall be deemed to be incorporated by reference in the Canadian Prospectus.

Canadian Disclosure Standards

The Canadian Prospectus contains disclosure with respect to mineralization, including historical resource estimates, that has been prepared in accordance with standards which differ significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to registration statements and reports filed by United States companies pursuant to the U.S. Securities Act or the U.S. Securities Exchange Act of 1934, as amended. As such, information contained in the Canadian Prospectus concerning descriptions of mineralization may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. In particular, the term "resource" does not equate to the term "reserves". The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured", "indicated", or "inferred" mineral resources in documents filed with the SEC, unless such information is required to be disclosed by the laws of the Corporation's principal jurisdiction or of a jurisdiction in which its securities are traded. Prospective investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Also, while certain of the resource estimates included in the Canadian Prospectus have been prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101") and the Canadian Institute of Mining and Metallurgy Classification System, the Canadian Prospectus also includes disclosure regarding historical resource estimates that have not been reconciled to the mineral resource categories of NI 43-101. See "Resource Estimates" in the Canadian Prospectus.

Preparation of Financial Statements

Prospective investors should be aware that the financial statements and other financial information contained in the Canadian Prospectus have been prepared in accordance with Canadian generally accepted accounting principles, and thus may not be comparable to financial statements and financial information of United States companies. Offerees should refer to note 2 of the Corporation's consolidated financial statements included in the Canadian Prospectus for a description of the significant accounting principles used in the preparation of the Corporation's consolidated financial statements.

Exchange Rates

Except where otherwise indicated, all dollar figures in this U.S. Private Placement Memorandum and in the accompanying Canadian Prospectus are expressed in Canadian dollars. On October 20, 2006, the rate of exchange of the Canadian dollar, expressed in U.S. dollars, based on the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was Canadian $1.00 = U.S. $0.8890.

Certain U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences to U.S. Holders, as defined below for purposes of this discussion of "Certain U.S. Federal Income Tax Considerations", of the holding and disposition of Common Shares. The discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations, judicial authorities, published positions of the Internal Revenue Service (the "IRS") and other applicable authorities, all as in effect on the date thereof and all of which are subject to change, possibly with retroactive effect.

A "U.S. Holder" is a beneficial owner of the Common Shares that is for U.S. federal income tax purposes (a) an individual U.S. citizen or resident alien; (b) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United

States, the District of Columbia or any state in the United States; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust, if its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if it has made a valid election under applicable Treasury regulations to be treated as a U.S. person.

This discussion only addresses U.S. Holders who hold the Common Shares as "capital assets" within the meaning of section 1221 of the Code. This discussion does not address all the tax consequences that might be relevant to U.S. Holders in light of their particular circumstances or the U.S. federal income tax consequences to U.S. Holders subject to special treatment under U.S. federal income tax laws, including but not limited to banks and other financial institutions, insurance companies, dealers in securities or foreign currency, traders that have elected mark-to-market accounting, tax-exempt organizations, certain former citizens or residents of the United States, persons that hold the Common Shares as part of a "straddle", "hedge", "conversion transaction" or other integrated investment, U.S. Holders who own, directly or indirectly, 10% or more of the Corporation's stock, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below.

If a partnership, or other entity taxed as a partnership for U.S. federal income tax purposes, holds the Common Shares, the U.S. federal income tax treatment of a partner in the partnership will depend on the status of the partner and the activities of the partnership. Partnerships that hold the Common Shares, and partners in such partnerships, are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of holding the Common Shares.

Prospective investors are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the holding and disposition of the Common Shares in their particular circumstances.

Passive Foreign Investment Company Rules

For U.S. federal income tax purposes, the Corporation likely was classified as a passive foreign investment company ("PFIC") under section 1297 of the Code for its taxable year ended March 31, 2006, and likely will be a PFIC in subsequent taxable years until it has significant operating income. A non-U.S. corporation generally is classified as a PFIC for U.S. federal income tax purposes in any taxable year if, either (a) at least 75% of its gross income is "passive" income (the "income test"), or (b) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the "asset test"). For purposes of the income test and the asset test, if a non-U.S. corporation owns directly or indirectly at least 25% (by value) of the stock of another corporation, the non-U.S. corporation will be treated as if it held its proportionate share of the assets of the latter corporation and received directly its proportionate share of the income of that latter corporation. Passive income generally includes dividends, interest, royalties and rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person).

For any taxable year in which the Corporation is a PFIC, U.S. Holders will be subject to U.S. federal income tax in respect of the Common Shares in accordance with the special rules applicable to investments in PFICs. Under the PFIC rules, as discussed further below in this section "Passive Foreign Investment Company Rules", the U.S. federal income tax consequences of the ownership of Common Shares will be governed by the so-called "non-qualified fund" regime, unless either (a) a U.S. Holder elects to treat the Corporation as a "qualifying electing fund" ("QEF"), and the Corporation intends to annually supply its U.S. Holders with the information necessary for compliance with the QEF election, or (b) the Common Shares constitute "marketable stock", within the meaning of section 1296 of the Code, and the U.S. Holder elects to mark the Common Shares to market as of the end of each taxable year.

U.S. HOLDERS ARE STRONGLY ADVISED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE POSSIBLE CHARACTERIZATION OF THE CORPORATION AS A PFIC AS WELL AS THE ADVISABILITY OF MAKING A QEF ELECTION OR A MARK-TO-MARKET ELECTION.

Non-Qualifying Fund

In general, if a QEF election or a mark-to-market election is not made by a U.S. Holder, any gain on a sale or other disposition of Common Shares by such a U.S. Holder would be treated as ordinary income and would be subject to special tax rules. Under these special tax rules, (a) the amount of any such gain would be allocated ratably over the U.S. Holder's holding period for the Common Shares, (b) the amount of ordinary income allocated to years prior to the year of sale or other disposition would be subject to tax at the highest statutory rate applicable to such U.S. Holder for each such year (determined without regard to other income, losses or deductions of the U.S. Holder for such years), and (c) the tax for such prior years would be subject to an interest charge, computed at the rate applicable to underpayments of tax. Under proposed U.S. Treasury regulations, a "disposition" may include, under certain circumstances, transfers at death, gifts, pledges of shares and other transactions with respect to which gain is not ordinarily recognized. In addition, the adjustment ordinarily made to the tax basis of stock owned by a decedent may not be available with respect to the Common Shares. Rules similar to those applicable to dispositions will generally apply to distributions in respect of Common Shares that exceed 125% of the average amount of distributions in respect of such Common Shares during the preceding three years, or, if shorter, during the preceding years in the U.S. Holder's holding period ("excess distributions").

Each U.S. Holder would be required to annually file IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with such U.S. Holder's timely filed U.S. federal income tax return (or with the U.S. Internal Revenue Service Center, P.O. Box 21086, Philadelphia, Pennsylvania 19114, if the U.S. Holder is not required to file a return).

QEF Election

If a U.S. Holder makes a valid and timely-filed QEF election in connection with a purchase of Common Shares, and provided that the Corporation annually supplies the information necessary to comply with such election, then the electing U.S. Holder will be required each taxable year to recognize, as ordinary income, a pro rata share of the Corporation's earnings, and to recognize, as capital gain, a pro rata share of the Corporation's net capital gain, in each case without regard to whether distributions are received with respect to the Common Shares for such year. The QEF election, once made, applies to all subsequent taxable years of the U.S. Holder in which it holds Common Shares until the Corporation ceases to be a PFIC. If the Corporation is again a PFIC in any taxable year following a year in which the Corporation was not treated as a PFIC, the original QEF election continues to be effective. Accordingly, for any taxable year in which the Corporation is a PFIC and does not have any net income, a U.S. Holder would not have any income exclusions as a result of the QEF election. The Corporation will provide the information necessary for complying with the QEF election. Amounts included in a U.S. Holder's taxable income under the QEF regime would increase such U.S. Holder's tax basis in the Common Shares, and subsequent distributions by the Corporation would not be taxable to the U.S. Holder, and instead would reduce the U.S. Holder's tax basis in the Common Shares to the extent that the U.S. Holder could demonstrate that the distributions were attributable to previously-taxed income. A U.S. Holder generally would recognize capital gain or loss upon a disposition of Common Shares that were subject to a QEF election at all times during such U.S. Holder's holding period. Special rules would apply if a U.S. Holder makes a QEF election later than the first taxable year in which Common Shares are owned (which could result in the U.S. Holder remaining subject to the non-qualifying fund regime described above).

Mark-to-Market Election

If a U.S. Holder makes a valid and timely-filed mark-to-market election, and provided that the Common Shares constitute "marketable stock" within the meaning of section 1296 of the Code, then in any year in which the Corporation is a PFIC the U.S. Holder annually would be required to report any unrealized gain with respect to its Common Shares as an item of ordinary income, and would be permitted to deduct any unrealized loss, as an ordinary loss, to the extent of previous inclusions of ordinary income. Any gain subsequently realized by such electing U.S. Holder upon a disposition of Common Shares also would be treated as ordinary income, rather than capital gain, but such U.S. Holder would not be subject to an interest charge on the resulting tax liability as under the non-qualifying fund regime. A U.S. Holder who makes a mark-to-market election would still be taxed on distributions from the Corporation when received, as described under "Dividends".

For purposes of the mark-to-market election, marketable stock generally includes stock that is regularly traded on certain established securities markets within the United States, or on any exchange or other market that the IRS determines has trading, listing, financial disclosure, and other rules adequate to carry out the purposes of the mark-to-market election. The Toronto Stock Exchange and the Alternative Investment Market of the London Stock Exchange may qualify as such an exchange. Each U.S. Holder should consult its own advisor as to whether the mark-to-market election is available with respect to the Common Shares. Special rules would apply to a U.S. Holder that held Common Shares prior to the first taxable year for which the mark-to-market election was effective, which could result in an interest charge for such first taxable year, as under the non-qualifying fund regime described above.

A U.S. Holder choosing to make a mark-to-market election must make the election on Form 8621 for the taxable year of election and must annually file Form 8621 with such U.S. Holder's timely filed U.S. federal income tax return or with the IRS. Once made, a mark-to-market election would be effective for all subsequent taxable years of such U.S. Holder unless revoked with the consent of the Secretary of the Treasury or unless the Common Shares cease to be marketable.

Dividends

For purposes of this section "Dividends", it is assumed that the Corporation is a PFIC. To the extent that distributions paid on the Common Shares are not treated as excess distributions received by a non-electing U.S. Holder, and to the extent the distribution exceeds the previously-taxed income of a U.S. Holder that makes a QEF election, such distributions (before reduction for Canadian withholding taxes) will be taxable as dividends to the extent of the Corporation's current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, and will be includable in a U.S. Holder's ordinary income when received. Dividends on the Common Shares will not be eligible for the dividends-received deduction generally allowed to U.S. corporations.

The amount of any dividend paid in Canadian dollars will equal the U.S. dollar value of the Canadian dollars received calculated by reference to the exchange rate in effect on the date the dividend is received by a U.S. Holder regardless of whether the Canadian dollars are converted into U.S. dollars. If the Canadian dollars received as a dividend are not converted into U.S. dollars at the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to the U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars will be treated as ordinary income or loss, and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

A U.S. Holder may be entitled to deduct, or claim a U.S. foreign tax credit for, Canadian taxes that are withheld on dividends received by a U.S. Holder, subject to applicable limitations in the Code. Dividends will be income from sources outside the United States and for tax years beginning before January 1, 2007, generally will be "passive income" or "financial services income", and for tax years beginning after December 31, 2006, generally will be "passive category income" or "general category income" for purposes of computing the U.S. foreign tax credit allowable to a U.S. Holder. The rules governing the U.S. foreign tax credit are complex, and investors are urged to consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.

To the extent that the amount of any distribution exceeds the Corporation's current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital to the extent of a U.S. Holder's basis, and any excess will be treated as capital gain. Such capital gain would not give rise to income from sources outside the United States, and accordingly a U.S. Holder may need other non-U.S. source income in order to claim a tax credit for Canadian withholding taxes imposed on such distribution.

Disposition of Common Shares

For purposes of this section "Disposition of Common Shares", it is assumed that the Corporation is a PFIC. A U.S. Holder will recognize taxable gain or loss on any sale or other disposition of Common Shares in an amount equal to the difference between the amount received (in cash or other property, valued at fair market value) for the Common Shares and the U.S. Holder's tax basis in the Common Shares. For U.S. Holders that use the cash method of accounting, and for U.S. Holders that use the accrual method of accounting and so elect, the U.S. dollar value of the cash received in Canadian dollars on the sale or other disposition of the Common Shares will be the U.S. dollar value determined on the basis of the spot rate on the settlement date of the sale. Subject to U.S. Holders that make a QEF election as described above, a U.S. Holder's tax basis in the Common Shares generally equals the U.S. dollar value of the price paid in Canadian dollars determined on the basis of the spot rate on the settlement date of the purchase. Such gain or loss will be income or loss from sources within the United States for U.S. foreign tax credit limitation purposes. For U.S. Holders that make a QEF election, such gain or loss will be a capital gain or loss. Capital gains of non-corporate taxpayers, including individuals, derived with respect to capital assets held for more than one year are eligible for reduced rates of U.S. federal income tax. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends on the Common Shares and the proceeds of the sale or other disposition of the Common Shares unless a U.S. Holder is an exempt recipient, such as a corporation. Backup withholding will apply to those payments if a U.S. Holder fails to provide a taxpayer identification number and comply with certain certification procedures or otherwise fails to establish an exemption from backup withholding. If backup withholding applies, the relevant intermediary must withhold U.S. federal income tax on those payments at a rate of 28%. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

IN CONNECTION WITH THIS OFFERING AND PURSUANT TO THE POLICY STATEMENTS OF CERTAIN CANADIAN SECURITIES REGULATORS AND THE BY-LAWS AND RULES OF THE TORONTO STOCK EXCHANGE, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE

PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

Transfer Restrictions

The Common Shares have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States except to (i) Qualified Institutional Buyers that are deemed to make the representations and warranties set forth under "*Notice to Qualified Institutional Buyers*" of this U.S. Private Placement Memorandum and to (ii) Institutional Accredited Investors that execute and deliver to the Underwriters and to the Corporation a U.S. Purchaser's Letter in the form provided in Exhibit A to this U.S. Private Placement Memorandum.

The Common Shares may be offered, sold or otherwise transferred by purchasers in the U.S. Placement only (i) to the Corporation, (ii) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, (iii) inside the United States pursuant to an exemption from registration provided by Rule 144 under the U.S. Securities Act or any other available exemption from the registration requirements of the U.S. Securities Act, on the condition that the holder has, prior to such sale, furnished to the Corporation an opinion of counsel as to the availability of the exemption reasonably satisfactory to the Corporation, or (iv) pursuant to an effective registration statement under the U.S. Securities Act, and in each case in accordance with any applicable state securities laws in the United States or securities laws of any other applicable jurisdictions. Upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, certificates representing the Common Shares, and all certificates issued in exchange therefor or in substitution thereof, shall bear a legend to the foregoing effect, in substantially the form included in Exhibit A hereto; *provided,* that if, at any time the Corporation is a "foreign issuer" within the meaning of Regulation S under the U.S. Securities Act, and the Common Shares are being sold in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act, any such legend may be removed by providing a declaration to Computershare Trust Company of Canada, as registrar and transfer agent for the Common Shares, to the effect that the Common Shares are being sold in compliance with Rule 904 of Regulation S under the U.S. Securities Act in the form set forth in Annex B to Exhibit A hereto or such other form as Computershare Trust Company of Canada and the Corporation may from time to time prescribe. The Corporation and/or its registrar and transfer agent may impose additional reasonable requirements for the removal of legends from Common Shares that are sold in compliance with Rule 904 of Regulation S under the U.S. Securities Act in the future.

In addition, until 40 days after the commencement of the offering of the Common Shares, an offer or sale of the Common Shares within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the U.S. Securities Act if such an offer or sale is made otherwise than in accordance with an exemption under the U.S. Securities Act.

Notice to Qualified Institutional Buyers

Each U.S. purchaser that is a Qualified Institutional Buyer will, by its purchase of the Common Shares, be deemed to have represented, warranted and agreed for the benefit of the Corporation, the Underwriters and the U.S. Affiliates, as follows:

(1) it is authorized to consummate the purchase of the Common Shares;

(2) it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Common Shares and it is able to bear the economic risks of such investment;

(3) it has not purchased the Common Shares as a result of any general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act), including advertisements, articles, notices or other communications published on the Internet or in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(4) it is not an affiliate (as defined in Rule 144 of the U.S. Securities Act) of the Corporation and is not acting on behalf of an affiliate of the Corporation;

(5) it is aware that the Common Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and that the sale of the Common Shares in the United States is being made in reliance on Rule 144A only to Qualified Institutional Buyers;

(6) it is a Qualified Institutional Buyer and is acquiring the Common Shares for its own account or for the account of a Qualified Institutional Buyer with respect to which it exercises sole investment discretion;

(7) it agrees that if it decides to offer, sell or otherwise transfer any of the Common Shares, it will not offer, sell or otherwise transfer any of the Common Shares, directly or indirectly, unless:

(a) the sale is to the Corporation; or

(b) the sale is made outside the United States in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations; or

(c) the sale is made in compliance with an exemption from registration under the U.S. Securities Act provided by Rule 144 or Rule 144A thereunder, if available; or

(d) the Common Shares are sold in a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws, and it has furnished to the Corporation an opinion of counsel of recognized standing in form and substance satisfactory to the Corporation to such effect;

(8) it understands and acknowledges that upon the original issuance of the Common Shares, and until such time as is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, all certificates representing the Common Shares and all certificates issued in exchange therefor or in substitution thereof, shall bear a legend in substantially the following form:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE

CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) IN COMPLIANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

provided, that if any of the Common Shares are being sold under paragraph 7(b) above, and provided that the Corporation is a "foreign issuer" within the meaning of Regulation S at the time of sale, the Corporation shall use its reasonable best efforts to cause Computershare Trust Company of Canada to remove any such legend within three business days of receipt of such declaration, excluding weekdays and holidays by providing a declaration to Computershare Trust Company of Canada, as registrar and transfer agent, as set forth below (or such other form as Computershare Trust Company of Canada and the Corporation may from time to time prescribe) together with such other documentation as the Corporation or Computershare Trust Company of Canada may require:

> The undersigned (a) acknowledges that the sale of the securities of the Corporation to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and (b) certifies that (1) the undersigned is not an "affiliate" of the Corporation as that term is defined in Rule 405 under the U.S. Securities Act, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on behalf of either of them has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace such securities with fungible unrestricted securities of the issuer and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S;

provided further, that, if any of the Common Shares are being sold pursuant to Rule 144 under the U.S. Securities Act, the legend may be removed by delivery to Computershare

Trust Company of Canada of an opinion of counsel of recognized standing in form and substance satisfactory to the Corporation, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

(9) it consents to the Corporation making a notation on its records or giving instructions to any transfer agent of the Common Shares in order to implement the restrictions on transfer set forth and described herein;

(10) it understands and acknowledges that the Corporation is not obligated to file and has no present intention of filing with the Securities and Exchange Commission or with any state securities administrator any registration statement with respect to the Common Shares;

(11) it has received a copy of this U.S. Private Placement Memorandum, including the Canadian Prospectus which is a part hereof; and

(12) it is not, and is not acquiring the Common Shares with the assets of, and for or on behalf of, any employee benefit plan (a "Plan") (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) or other arrangement that is subject to ERISA or Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), or any entity whose underlying assets include assets of a Plan pursuant to 29 C.F.R. Section 2510.3-101 or otherwise, except to the extent that the acquisition of the Common Shares:

(a) (i) is made with the assets of a bank collective investment fund and (ii) satisfies the applicable requirements and conditions of Prohibited Transaction Class Exemption 91-38 issued by the U.S. Department of Labor;

(b) (i) is made with assets of an insurance company pooled separate account and (ii) satisfies the applicable requirements and conditions of Prohibited Transaction Class Exemption 90-1 issued by the U.S. Department of Labor;

(c) (i) is made with assets managed by a qualified professional asset manager and (ii) satisfies the applicable requirements and conditions of Prohibited Transaction Class Exemption 84-14 issued by the U.S. Department of Labor;

(d) is made with the assets of a governmental plan as defined in Section 3(32) of ERISA which is not subject to the provisions of Section 401 of the Code;

(e) (i) is made with the assets of an insurance company general account and (ii) satisfies the applicable requirements and conditions of Prohibited Transaction Class Exemption 95-60 issued by the U.S. Department of Labor; or

(f) (i) is made with the assets managed by an in-house asset manager and (ii) satisfies the applicable requirements and conditions of Prohibited Transaction Class Exemption 96-23 issued by the U.S. Department of Labor.

The Corporation has agreed that so long as the Common Shares are "restricted securities" as defined in Rule 144 under the U.S. Securities Act, and the Corporation is neither subject to the reporting requirements of the U.S. Exchange Act, nor exempt from those requirements by virtue of Rule 12g3-2(b) thereunder, the Corporation will furnish holders of the Common Shares, or prospective purchasers of the

Common Shares designated by such holders, with the information required to be delivered pursuant to Rule 144A(d)(4) to permit compliance with Rule 144A in connection with resales of Common Shares.

Legal Matters

Certain legal matters in connection with the offering of the Common Shares in the United States will be passed upon by Burns & Levinson LLP, Boston, Massachusetts.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-D IS TRUE, COMPLETE, AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

NOTICE TO PROSPECTIVE PURCHASERS IN FLORIDA

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE FLORIDA SECURITIES ACT IN RELIANCE UPON AN EXEMPTION THEREFROM. ANY SALE MADE PURSUANT TO SUCH EXEMPTION IS VOIDABLE BY A FLORIDA PURCHASER WITHIN THREE (3) DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO THE ISSUER, AN AGENT OF THE ISSUER OR AN ESCROW AGENT IN PAYMENT FOR SUCH SECURITIES. HOWEVER, THIS RIGHT IS NOT AVAILABLE TO ANY PURCHASER WHO IS A BANK, TRUST COMPANY, SAVINGS INSTITUTION, INSURANCE COMPANY, SECURITIES DEALER, INVESTMENT COMPANY AS DEFINED IN THE INVESTMENT COMPANY ACT OF 1940, PENSION OR PROFIT-SHARING TRUST OR QUALIFIED INSTITUTIONAL BUYER AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT OF 1933.

EXHIBIT A

FORM OF U.S. PURCHASER'S LETTER

__________, 2006

U.S. Purchaser's Letter

Zincore Metals Inc.
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia, V7Y 1C6

Canaccord Capital (USA) Inc.
c/o Canaccord Capital Corporation
Suite 2200, 609 Granville Street
Vancouver, British Columbia V7Y 1H2

Raymond James Ltd. (USA), Inc.
c/o Raymond James Ltd.
2200 Cathedral Place
925 West Georgia Street
Vancouver, British Columbia V6C 3L2

Re: Purchase of Common Shares of Zincore Metals Inc.

Ladies and Gentlemen:

In connection with its agreement to irrevocably purchase common shares ("Securities") of Zincore Metals Inc. (the "Corporation"), the undersigned represents, warrants and covenants to you as follows:

(a) it is authorized to consummate the purchase of the Securities;

(b) it understands that the Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any applicable state securities laws and that the offer and sale of Securities to it is being made in reliance on a private placement exemption to institutional accredited investors (as such term is defined on Annex A hereto, "Institutional Accredited Investors");

(c) it has received a copy, for its information only, of the Canadian Prospectus dated October 26, 2006, together with a U.S. private placement memorandum, relating to the offering in the United States of the Securities and it has had access to such additional information, if any, concerning the Corporation as it has considered necessary in connection with its investment decision to acquire the Securities and it acknowledges that no representation or warranty is made by the Underwriters, the U.S. affiliates of the Underwriters or the Corporation as to the accuracy or completeness of such materials;

(d) it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Securities and is able to bear the economic risks of such investment;

(e) it is an Institutional Accredited Investor and is acquiring the Securities for its own account or for the account of an Institutional Accredited Investor as to which it exercises sole investment discretion, and not with a view to any resale, distribution or other disposition of the Securities in violation of United States securities laws or applicable state securities laws;

(f) it acknowledges that it has not purchased the Securities as a result of any general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(g) it understands that the Securities are "restricted securities" as defined in Rule 144 under the U.S. Securities Act and agrees that if it decides to offer, sell or otherwise transfer any of the Securities, such Securities may be offered, sold or otherwise transferred only (i) to the Corporation, (ii) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, (iii) inside the United States pursuant to an exemption from registration provided by Rule 144 under the U.S. Securities Act or any other available exemption from the registration requirements of the U.S. Securities Act on the condition that the holder has, prior to such sale, furnished to the Corporation an opinion of counsel as to the availability of the exemption reasonably satisfactory to the Corporation, or (iv) pursuant to an effective registration statement under the U.S. Securities Act, and in each case in accordance with any applicable state securities laws in the United States or securities laws of any other applicable jurisdictions;

(h) it understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, certificates representing the Securities, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) INSIDE THE UNITED STATES PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE U.S. SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT ON THE CONDITION THAT THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL AS TO THE AVAILABILITY OF THE EXEMPTION REASONABLY SATISFACTORY TO THE CORPORATION, OR (D) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, AND IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE STATE SECURITIES LAWS IN THE UNITED STATES OR SECURITIES LAWS OF ANY OTHER

APPLICABLE JURISDICTIONS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.";

provided, that if any of the Securities are being sold under paragraph (g)(ii) above, and provided that the Corporation is a "foreign issuer" within the meaning of Regulation S at the time of sale, any such legend may be removed by providing a declaration to Computershare Trust Company of Canada, as registrar and transfer agent, as set forth in Annex B hereto (or such other form as Computershare Trust Company of Canada and the Corporation may from time to time prescribe) together with such other documentation as the Corporation or Computershare Trust Company of Canada may require, and the Corporation shall use its reasonable best efforts to cause Computershare Trust Company of Canada to remove any such legend within three business days of receipt of such declaration, excluding weekdays and holidays;

(i) it understands and acknowledges that the Corporation is not obligated to remain a "foreign issuer" within the meaning of Regulation S under the U.S. Securities Act;

(j) it consents to the Corporation making a notation on its records or giving instructions to any transfer agent of the Securities in order to implement the restrictions on transfer set forth and described herein; and

(k) if required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, it will execute, deliver and file and otherwise assist the Corporation in filing reports, questionnaires, undertakings and other documents with respect to the issue of the Securities.

The undersigned acknowledges that the representations and warranties and agreements contained herein are made by it with the intent that they may be relied upon by you in determining its eligibility to purchase the Securities. By this letter the undersigned represents and warrants that the foregoing representations and warranties are true at the closing time with the same force and effect as if they had been made by it at the closing time and that they shall survive the purchase by it of the Securities and shall continue in full force and effect notwithstanding any subsequent disposition by the undersigned of Securities.

You are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

A certified check or bank draft in the amount set forth above accompanies this letter.

Execution by the Subscriber:

EXECUTED by the Subscriber this _________ day of __________, 2006.

______________________________ Number of Shares	______________________________ Total Purchase Price (Number of Shares x Cdn$_____)
by: ___________________________ Authorized Signatory	______________________________ (Subscriber's Residential or Head Office Address)
______________________________ Name of the Subscriber *(please print)*	______________________________ (Telephone Number)
______________________________ Name and Official Capacity or Title of Authorized Signatory *(please print)*	______________________________ (Facsimile Number)

Registration Instructions (if other than in name of Subscriber):	**Certificate Delivery Instructions (if other than the address above):**
______________________________ Name and Address *(as it should appear on the certificates)*	______________________________
______________________________ Account reference, if applicable	______________________________ Account reference, if applicable
______________________________ Address of Intermediary	______________________________ Contact Name
______________________________	( ) ________________________ Telephone Number

DEFINITION OF INSTITUTIONAL ACCREDITED INVESTOR

"Institutional Accredited Investor" means any entity which comes within any of the following categories:

(1) Any bank as defined in Section 3(a)(2) of the U.S. Securities Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to Section 15 of the U.S. Securities Exchange Act of 1934; any insurance company as defined in Section 2(13) of the U.S. Securities Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees if such plan has total assets in excess of US$5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors (as such term is defined in Rule 501 of Regulation D);

(2) Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of US$5,000,000; or

(4) Any trust with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person (being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment).

ANNEX B

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: Zincore Metals Inc.

AND TO: Computershare Trust Company of Canada

The undersigned (A) acknowledges that the sale of securities of Zincore Metals Inc. (the "Corporation") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the U.S. Securities Act) of the Corporation, (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of the applicable Canadian stock exchanges designated in Regulation S and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S.

Dated: ______________________ ______________________________

Name of Seller

By: ______________________________

Name
Title

Affirmation by Seller's Broker-Dealer

We have read the foregoing representations of our customer, ______________________ (the "Seller"), dated ______________________, with regard to our sale, for such Seller's account, of the ______________ Shares, represented by certificate number ____________ (the "Shares"), of the Corporation described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of the applicable stock exchanges designated in Regulation S and (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such Shares. Terms used herein have the meanings given to them by Regulation S.

____

Name of Firm

By: ______________________________

Authorized officer

APPENDIX II
TO SCHEDULE "B"

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of Common Shares of Zincore Metals Inc. (the "Corporation") pursuant to the underwriting agreement dated October 26, 2006 between the Corporation and the Underwriters named therein (the "Underwriting Agreement"), each of the undersigned, does hereby certify as follows:

(a) (i) each U.S. Placement Agent is a duly registered broker or dealer with the United States Securities and Exchange Commission, and is a member of and in good standing with the National Association of Securities Dealers, Inc. on the date hereof, and (ii) all offers and sales of the Purchased Shares in the United States have been and will be effected by the U.S. Placement Agents in accordance with all U.S. broker-dealer requirements;

(b) each offeree of Purchased Shares in the United States was provided with a copy of the U.S. Offering Memorandum, including the Prospectus, (the "Offering Documents") for the offering of the Purchased Shares in the United States, and we and our U.S. Placement Agents have not used and will not use any written material other than the Offering Documents;

(c) immediately prior to transmitting the U.S. Preliminary Placement Memorandum or the U.S. Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was either (i) an Institutional Accredited Investor, or (ii) a Qualified Institutional Buyer, and, on the date hereof, we have reasonable grounds to believe and do believe that each person in the United States purchasing Shares from us is a Qualified Institutional Buyer, and each person in the United States that we have arranged to purchase Shares from the Corporation as a Substituted Purchaser is an Institutional Accredited Investor;

(d) no form of General Solicitation, General Advertising or Directed Selling Efforts was used by us or our U.S. Placement Agents including, without limitation, advertisements, articles, notices or other communications published on the Internet or in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Purchased Shares in the United States or to U.S. Persons; and

(e) the offering of the Purchased Shares in the United States has been conducted by us and our U.S. Placement Agents in accordance with the Underwriting Agreement, including Schedule "B" thereto.

Capitalized terms used in this certificate and not defined in this certificate have the meanings ascribed thereto in the Underwriting Agreement (including the Schedule "B" thereto).

DATED the ________ day of __________, 2006

CANACCORD CAPITAL CORPORATION

By:________________________________
Name:
Title:

CANACCORD CAPITAL (USA) CORPORATION

By:________________________________
Name:
Title:

RAYMOND JAMES LTD.

By:________________________________
Name:
Title:

RAYMOND JAMES (USA) LTD.

By:________________________________
Name:
Title:

OCTAGON CAPITAL CORPORATION

By:________________________________
Name:
Title:

FURTHER AMENDED AND RESTATED BRIDGE LOAN AGREEMENT

THIS AGREEMENT dated for reference October 17, 2006.

BETWEEN:

ZINCORE METALS INC.
of Suite 1650, 701 West Georgia Street,
Vancouver, British Columbia, Canada, V7Y 1C6

(hereinafter called "**Zincore**")

AND:

SOUTHWESTERN RESOURCES CORP.
of Suite 1650, 701 West Georgia Street,
Vancouver, British Columbia, Canada, V7Y 1C6

(hereinafter called "**Southwestern**")

WHEREAS:

A. Southwestern, pursuant to a Bridge Loan Agreement dated for reference June 15, 2006, agreed to make loans or advances to Zincore of up to One Million Dollars ($1,000,000).

B. The Bridge Loan Agreement was amended on September 29, 2006 to increase the loans or advances to Zincore to an aggregate of up to One Million Three Hundred Thousand Dollars ($1,300,000) (the "**Loan**") for working capital purposes.

C. The parties have agreed to further amend the Bridge Loan Agreement to provide for an election by Zincore to repay the Loan by the issuance of common shares of Zincore, subject to certain conditions.

D. Southwestern agreed to make the said Loan on the conditions as hereinafter described.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the parties hereto each to the other), the parties hereto covenant and agree as follows:

ARTICLE I

DEFINITIONS

1.01 Where used herein or in any amendment or supplement hereof, unless the context otherwise requires, the following words and phrases shall have the meanings set forth in this Section 1.01:

(a) "**Advance**" means the advance of the Loan hereunder or any portion thereof;

(b) **"Event of Default"** means any of the events or circumstances mentioned or referred to in Section 7.01 hereof;

(c) **"Indebtedness"** means all loans and Advances made or which may be made by Southwestern to Zincore and interest thereon and all costs, charges and expenses of or incurred by Southwestern in connection with the Loan and all other obligations and liabilities, present or future, direct or indirect, absolute or contingent, mature or not, of Zincore to Southwestern arising under or by virtue of this Agreement;

(d) **"Loan"** means the aggregate of the Advances made or to be made under this Agreement, limited to One Million Three Hundred Thousand Dollars ($1,300,000);

(e) **"Notes"** means the promissory notes of Zincore delivered to Southwestern evidencing the amounts advanced by Southwestern to Zincore;

(f) **"Offering Price"** means the Offering Price, as defined in Zincore's Prospectus, for an Offered Share, as defined in Zincore's Prospectus; and

(g) **"Outstanding Balance"** has the meaning set forth in paragraph 3.02 below; and

(h) **"Zincore's Prospectus"** means the final prospectus of Zincore expected to be filed in October 2006 with certain securities commissions in Canada relating to the issuance of common shares of Zincore.

1.02 All statements of or references to dollar amounts in this Agreement mean lawful money of Canada.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

2.01 Zincore represents and warrants to Southwestern that:

(a) there are no facts not disclosed to Southwestern that to the knowledge of Zincore might materially adversely affect the ability of Zincore to carry out its obligations under this Agreement;

(b) there is not now pending against Zincore nor to the knowledge of Zincore is there threatened against it, any litigation or proceedings by or in any Court, tribunal or governmental agency, the outcome of which if adversely determined would materially adversely affect the business or continued operations of Zincore; and

(c) there are no contracts, security instruments or other documents in force affecting Zincore whether registered or unregistered, which would create or give rise to any lien, charge or any other encumbrance against any property or assets of Zincore except as provided herein, and that there is no law, statute or regulation of Canada or any province thereof which prevents or adversely affects or could reasonably be expected to prevent or materially adversely affect its ability to fulfill its obligations under this Agreement.

ARTICLE III

THE LOAN

3.01 Southwestern will lend to Zincore and Zincore will borrow from Southwestern the total principal sum of up to One Million Three Hundred Thousand Dollars ($1,300,000) subject to the terms and conditions of this Agreement.

3.02 The principal amount of each Advance, together with all accrued but unpaid interest and other costs or charges payable hereunder from time to time (collectively the "**Outstanding Balance**"), will be immediately due and payable by Zincore to Southwestern on the earlier of June 15, 2007 or 30 calendar days after Zincore completes its Initial Public Offering (the "**Due Date**") or such earlier date as may be determined in accordance with Section 7.02 herein.

3.03 Interest will accrue on the Outstanding Balance from the date of an Advance at the rate of Seven percent (7%) per annum, calculated monthly. Interest shall be payable by Zincore to the Southwestern on the Due Date as well as after maturity, default and judgment.

3.04 Zincore will execute and deliver to Southwestern demand Notes dated the date of each Advance equal to the amount advanced on such date.

3.05 The Notes will be expressed to be payable on demand although the Loan will be payable on the Due Date subject to the provisions of Section 7.02. Until an Event of Default has occurred, Southwestern will not assign or negotiate the Notes or any of them unless the assignment or negotiation is made subject to the provisions of this Agreement.

3.06 The Loan, including outstanding interest, will be paid at maturity in cash or, at the election of Zincore, in shares of Zincore, at the Offering Price per share from time to time, in whole or in part, whether at maturity or before maturity, provided that if Zincore elects to pay any or all of the outstanding amount of the Loan and/or any outstanding interest in shares of Zincore, Zincore shall first provide notice of same to Southwestern stating the number of shares to be issued and the basis for the calculation. The shares referenced in such notice shall be delivered by Zincore within three business days of providing notice.

3.07 Zincore may at its option prepay all or any part of the principal of the Loan, together with accrued and unpaid interest thereon without notice, bonus or penalty provided that Zincore shall first provide notice of such intention to Southwestern.

ARTICLE IV

AFFIRMATIVE COVENANTS OF ZINCORE

4.01 At all times while any principal of or interest on the Loan or the Notes is outstanding, Zincore will:

(a) duly and punctually pay or cause to be paid to Southwestern the principal and interest on the Loan and all other amounts due under this Agreement, on the dates, at the places, in the monies and in the manner set forth herein and in the Notes;

(b) duly and promptly observe, perform and carry out and complete each and every covenant, agreement and obligation on its part to be observed, performed and completed hereunder;

(c) keep true records and books of account in which full, true and correct entries will be made in accordance with generally accepted accounting principles consistently applied throughout the period involved, and maintain adequate accounts and reserves for all taxes, including taxes on income and profits, all depreciation and amortization of its properties and assets and all such other reserves for contingencies as would normally be required in accordance with generally accepted accounting principles;

(d) apply the whole of the proceeds of the Loan solely for the purposes set out in Recital A hereof;

(e) give to Southwestern any information which it may reasonably require relating to the business of Zincore including, if required by Southwestern, copies of its audited annual financial statements within 90 days after the end of its fiscal year and its interim unaudited financial statements within 45 days of the end of each fiscal quarter;

(f) forthwith upon request of Southwestern execute and deliver to Southwestern all such further and other documents, matters, acts, things and assurances in law for the purpose of record or otherwise which Southwestern may reasonably require to perfect the intentions and provisions of this Agreement.

ARTICLE V

NEGATIVE COVENANTS OF ZINCORE

5.01 Zincore covenants to and in favour of Southwestern that it will not, without the prior written consent of Southwestern, at any time while any amount of the principal or interest on the Loan or the Notes is outstanding:

(a) create, incur, assume, guarantee, agree to purchase or provide funds in respect of or otherwise become liable with respect to indebtedness of any type whatsoever owing to any person, firm or corporation except:

   (i) indebtedness with respect to this Loan Agreement and the Notes taken by Southwestern hereunder;

   (ii) indebtedness for taxes, assessments and governmental charges and levies; and

   (iii) in the ordinary course of business, including in respect of its operations and the acquisition or maintenance of mineral properties.

ARTICLE VI

ADVANCES

6.01 Subject to the fulfillment of the conditions precedent to the Advances set out hereunder and, subject to Section 6.02, Zincore may on two business days prior notice in writing to Southwestern require Southwestern to make an Advance of a specified principal amount of the Loan. All Advances will take place in the offices of Southwestern in Vancouver, British Columbia at such times as may be agreed upon.

6.02 The obligation of Southwestern to make any Advance on account of the Loan is subject to the fulfillment on the date of the Advance of the following conditions precedent:

(a) each of the representations and warranties of Zincore set out in Section 2.01 hereof will be true and correct on and as of the date of the Advance as though made on and of such date and Zincore shall have complied with each of the covenants herein; and

(b) there exists no Event of Default or breach or default by Zincore in the observance or performance of any covenant, agreement or obligation on its part under this Agreement and, if requested by Southwestern, Zincore has delivered to Southwestern a certificate in form and terms satisfactory to Southwestern certifying to that effect.

ARTICLE VII

DEFAULT AND ACCELERATION

7.01 The happening of any of the events listed below will constitute an Event of Default under this Agreement:

(a) if Southwestern in good faith and on commercially reasonable grounds believes that the ability of Zincore to pay any of the outstanding amount under this Agreement to Southwestern or to perform any of the covenants contained in this Agreement or any other collateral agreement or other document is impaired or in jeopardy;

(b) if Zincore fails to make any payment of principal or interest when due hereunder, and such failure continues for ten (10) days each of which are not a Saturday, Sunday or statutory holiday in British Columbia (each such day a "**Business Day**");

(c) if Zincore defaults in observing or performing any material term, covenant or condition of this Agreement or any other collateral document delivered hereunder or in connection with this Agreement, other than the payment of monies as provided for in subparagraph (a) hereof, on its part to be observed or performed and such failure continues for twenty (20) Business Days following the sending of notice by Southwestern;

(d) if Zincore is subject to any suspension or cease trade order issued by any applicable securities regulatory authorities, the stock exchange or market on which its shares trade and such suspension or cease trade order continues for twenty (20) Business Days;

(e) if any of Zincore's representations, warranties or other statements in this Agreement or any other collateral document delivered hereunder or in connection herewith were at the time given false or misleading in any material respect;

(f) if Zincore defaults, in any material respect, in observing or performing any term, covenant or condition of any other debt instrument or obligation granted to Southwestern;

(g) if Zincore, either directly or indirectly through any subsidiary, ceases or threatens to cease to carry on business;

(h) if, in the reasonable opinion of Southwestern, a material adverse change occurs in the financial condition of Zincore;

(i) if Zincore petitions or applies to any tribunal for the appointment of a trustee, receiver or liquidator or commences any proceedings under any bankruptcy, insolvency, readjustment of debt or liquidation law of any jurisdiction, whether now or hereafter in effect; or

(j) if any petition or application for appointment of a trustee, receiver or liquidator is filed, or any proceedings under any bankruptcy, insolvency, readjustment of debt or liquidation law are commenced, against Zincore which is not opposed by Zincore in good faith, or an order, judgment or decree is entered appointing any such trustee, receiver, or liquidator, or approving the petition in any such proceeding.

7.02 Upon the happening of any Event of Default, Southwestern at its option may terminate its commitment under Article III hereof and may also at its option declare the entire principal and interest of the Loan and Notes to be immediately due and payable and may take any actions, suit, remedy or proceeding authorized or permitted at law or at equity. All of the aforesaid without presentment, demand, notice or protest, all of which are expressly waived by Zincore. No remedy that Southwestern has aforesaid will be exclusive of or be dependent on any other remedy, but any one or more of the said remedies may from time to time be exercised independently or in combination and in whichever order Southwestern may see fit.

ARTICLE VIII

EXPENSES

8.01 Whether or not the transactions contemplated hereby are consummated, Zincore will pay:

(a) all of Southwestern's costs and expenses incurred in connection with the preparation of this Agreement and all agreements and instruments provided for hereunder or incidental hereto and all other costs and expenses in connection with the issue of the Notes including taxes and fees;

(b) the fees and disbursements of Southwestern's legal counsel incurred in connection with the Loan, the preparation of this Agreement and all agreements and instruments provided for hereunder incidental hereto having connection with the supervising and attending on the occasion of all Advances and with any amendments, modifications, consents or approvals or waivers hereunder or related hereto; and

(c) all costs of enforcement of this Agreement including fees and disbursements of legal counsel as between solicitor and client.

ARTICLE IX

PERFORMANCE BY SOUTHWESTERN

9.01 If Zincore fails to perform any of the covenants and conditions herein contained, Southwestern may at its discretion perform any of the said covenants or conditions, and if any of the said covenants or conditions require the payment or expenditure of money, Southwestern may make the payments or expenditures, and all costs, charges and expenses thereby incurred and all sums so paid or expended will bear interest at the rate provided for in Section 3.02 hereof and will be payable by Zincore to Southwestern on demand.

ARTICLE X

TIME: WAIVER

10.01 Time will be of the essence of this Agreement.

10.02 No waiver of or neglect to enforce any right or remedy of Southwestern upon the happening of an Event of Default will be deemed a waiver of the said right or remedy upon the happening of any subsequent Event of Default.

ARTICLE XI

SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

11.01 All representations, warranties, covenants and agreements made herein and in any certificate or other document delivered by or on behalf of Zincore pursuant hereto are material and shall conclusively be deemed to have been relied upon by Southwestern, notwithstanding any prior or subsequent investigation by Southwestern, will survive Advances on account of the Loan and the fulfillment of all other transactions and deliveries contemplated hereunder, and will continue in full force and effect so long as any amount of principal or interest on the Loan remains outstanding and unpaid.

11.02 All statements contained in any certificate under this document delivered to Southwestern under this Agreement or in connection with any of the transactions contemplated hereby will be deemed to be representations and warranties by the party making the same.

ARTICLE XII

LAWS OF THE CONTRACT

12.01 This Agreement and the Notes will be deemed to be contracts and instruments by and under the laws of Canada and the Province of British Columbia and will for all purposes be construed in accordance with and governed by the said laws.

ARTICLE XII

NOTICES

13.01 Any notice, demand or other communications required or permitted to be given to Zincore by Southwestern will be made or given by mailing the same, by prepaid, registered mail or by delivery or by telecopier, addressed to Zincore as follows:

> Zincore Metals Inc.
> Suite 1650, 701 West Georgia Street
> Vancouver, British Columbia V7Y 1C6
> Facsimile No.: (604) 669-6616

and will be conclusively deemed to have been received by Zincore on the third business day following the day of mailing as aforesaid or on the date of receipt if sent by delivery or by telecopier. Any notice required or permitted to be given by Zincore to Southwestern will be given by mailing the same, prepaid, registered mail, or by delivery or by telecopier, addressed to Southwestern as follows:

Southwestern Resources Corp.
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia V7Y 1C6
Facsimile No.: (604) 688-5175

and will be conclusively deemed to be received by Southwestern on the third business day following the day of mailing as aforesaid or on the date of receipt if sent by delivery or by telecopier. Any change of address for the purposes of this Section 13.01 will be similarly given and similarly deemed to have been received.

ARTICLE XIV

ENTIRE AGREEMENTS: AMENDMENTS

14.01 This Agreement expresses the entire Agreement of the parties hereto with respect to the transactions contemplated hereby, and may not be amended nor may any term or covenant hereof be waived, discharged, or terminated except in writing by instrument executed by the party affected.

ARTICLE XV

ASSIGNMENT

15.01 This Agreement is not assignable by Zincore without the prior written consent of Southwestern, but may be assigned in whole or in part by Southwestern without consent.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

ZINCORE METALS INC.

per: ______________________________
Authorized Signatory

SOUTHWESTERN RESOURCES CORP.

per: ______________________________
Authorized Signatory

LOCK-UP AGREEMENT

THIS AGREEMENT dated for reference the 5th day of September, 2006.

BETWEEN:

SOUTHWESTERN RESOURCES CORP.,
of Suite 1650, 701 West Georgia Street, Vancouver,
British Columbia V7Y 1C6 Canada

(hereinafter called the "Undersigned")

OF THE FIRST PART

AND:

COMPUTERSHARE INVESTOR SERVICES INC.,
of 4th Floor, 510 Burrard Street, Vancouver,
British Columbia V6C 3B9 Canada

(hereinafter called the "Escrow Agent")

OF THE SECOND PART

AND:

ZINCORE METALS INC.
of Suite 1650, 701 West Georgia Street, Vancouver,
British Columbia V7Y 1C6 Canada

(hereinafter called the "Issuer")

OF THE THIRD PART

WHEREAS in contemplation of a public offering of shares by prospectus the Undersigned has agreed to certain resale restrictions on the 34,000,000 common shares (the "Shares") owned by it in the Issuer, upon and subject to the terms and conditions hereinafter more particularly set out;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and in consideration of the sum of Ten Dollars ($10.00) now paid by the parties hereto, each to the other, (the receipt whereof is hereby acknowledged) and in further consideration of the mutual covenants and conditions hereinafter contained, the parties hereto agree as follows:

PART 1 - DEFINITIONS

1.1. In this Agreement:

(a) "Closing Date" shall mean the date of closing of the Issuer's share offering by way of prospectus pursuant to the terms of an underwriting agreement entered into among the Issuer, Canaccord Capital Corporation, Raymond James Ltd. and Octagon Capital Corporation;

(b) "Exchange" shall mean the Toronto Stock Exchange or such other stock exchange upon which the Issuer's common shares first become listed; and

(c) "Restrictions" shall mean the restrictions on the Shares set forth in Section 3.1 of this Agreement.

PART 2 - DEPOSIT OF SECURITIES AND ACKNOWLEDGEMENT

2.1. The Undersigned hereby agrees with the Escrow Agent and the Issuer that it will deliver or cause to be delivered to the Escrow Agent certificates for the Shares to be held by the Escrow Agent and released, subject as hereinafter provided, as to 100% on the first business day following two years from the Closing Date.

2.2. The Undersigned shall be entitled to a letter or receipt from the Escrow Agent stating the number of Shares represented by certificates held for it by the Escrow Agent subject to the terms of this Agreement, but such letter or receipt shall not be assignable.

2.3. It is acknowledged that the Issuer has filed a preliminary prospectus whereby common shares of the Issuer will be offered to the public and that upon completion of the sale of the said shares, the Issuer intends to make application to list all of its common shares for trading on the Exchange. If such listing of shares does not occur within 12 months from the Closing Date, then the Undersigned may give notice to the Escrow Agent and the Issuer that such listing has not occurred whereupon this Agreement shall be terminated and the Escrow Agent shall release the Shares to the Undersigned and the Shares shall not be subject to any Restrictions pursuant to this Agreement.

2.4. It is further acknowledged that the Undersigned is voluntarily agreeing to the Restrictions by executing a copy of this Agreement and that the policies of the securities regulatory authorities and the Exchange do not require the Restrictions as a condition of issuing a receipt for the Issuer's prospectus. The Agreement is being entered into by the Undersigned at the request of the Issuer's management to allow for an orderly market upon listing of the Issuer's common shares on the Exchange.

PART 3 - RESTRICTIONS ON TRANSFERS

3.1. The Undersigned shall not sell, deal in, assign, transfer in any manner whatsoever or agree to sell, deal in, assign or transfer in any manner whatsoever any of the Shares or beneficial ownership of or any interest in them and the Escrow Agent shall not accept or acknowledge any transfer, assignment, declaration of trust or any other document evidencing a change in legal or beneficial ownership of or interest in the Shares, for period of two years from the Closing Date, except in the following circumstances:

(a) to another person or persons each of whom enters into an agreement with the Escrow Agent and the Issuer having the same terms and conditions as this Agreement for the balance of the period remaining under this Agreement;

(b) as a pledge, mortgage or charge to a financial institution as collateral for a loan, provided that the Shares or other evidence of the Shares will not be transferred or delivered by the Escrow Agent to the financial institution for this purpose. The loan agreement must provide that the Shares will remain subject to the terms of this Agreement if the lender realizes on the Shares to satisfy the loan;

(c) if a bona fide offer (an "Offer") for common shares of the Issuer is made in accordance with the terms of the *Securities Act* (British Columbia) (the "Act") to shareholders of the Issuer generally or to a class of securityholders which includes the Undersigned, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Act, the Undersigned may tender the Shares pursuant to the Offer. If the Offer is completed within the time specified therein including any extensions thereof and any or all of the Shares tendered by the Undersigned pursuant to the Offer are taken up or paid for by the offeror in respect thereof, then such Shares shall be forthwith released from the terms of this Agreement. If the Offer is not completed within the time specified therein including any extensions thereof and any or all of the Shares tendered by the Undersigned pursuant to the Offer are not taken up or paid for by the offeror in respect thereof, then such Shares shall be returned by the Undersigned to the Escrow Agent to be held pursuant to the terms of this Agreement;

(d) if a Change of Control (as defined below) occurs, all Shares subject to this Agreement shall be forthwith released from the terms of this Agreement. "Change of Control" means the acquisition by any person or by any person and a Joint Actor, as defined in the Act, whether directly or indirectly, of voting securities, of the Issuer, which, when added to all other voting securities of the Issuer at the time held by such person or by such person and a Joint Actor, totals for the first time not less than twenty percent (20%) of the outstanding voting securities of the Issuer or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Issuer; and

(e) in the event of a formal issuer bid for all outstanding equity securities of the Issuer, a statutory arrangement, an amalgamation, a merger or a reorganization that has an effect similar to an amalgamation or merger (a "Business Combination"), the Undersigned may tender the Shares to the Business Combination. Upon completion of the Business Combination, any or all of the Shares tendered by the Undersigned pursuant to the Business Combination shall be forthwith released from the terms of this Agreement. If the Business Combination is not completed and any or all of the Shares tendered by the Undersigned pursuant to the Business Combination are not taken up or paid for pursuant to the Business Combination, then such Shares shall be returned by the Undersigned pursuant to the terms of this agreement.

3.2. Prior to the transfer or other dealing in section 3.1 above, the Escrow Agent must receive the following documents subject to such adjustment as may be agreed by the parties bearing in mind the intent of this Agreement:

(a) notice of the proposed transfer or other dealing with confirmation of delivery of a copy of the notice to the Issuer not less than 10 business days prior to completion of the proposed transfer or other dealing;

(b) notice of the Issuer that the Issuer does not object to the transfer or other dealing. If the Issuer does not provide such notice, the Escrow Agent may proceed with the transfer or other dealing subject to the other provisions of this Agreement unless the Issuer provides notice, within five (5) business days of the Issuer's receipt of the notice provided in section 3.2(a), that it objects to the transfer or other dealing;

(c) in the case of sections 3.1(a), 3.1(b) and 3.1(e), a certified copy of the resolution of the board of directors of the Undersigned approving the transfer or other dealing;

(d) in the case of section 3.1(a), a fully executed agreement with the Escrow Agent and the Issuer in the form of this Agreement evidencing the transferee's agreement to be bound;

(e) in the case of section 3.1(b), a copy of the loan agreement containing a provision that the Shares will remain subject to the terms of this Agreement if the lender realizes on the Shares to satisfy the loan. In the event of a realization on the Shares to satisfy the loan, the Escrow Agent shall receive a fully executed agreement with the Escrow Agent and the Issuer in the form of this Agreement evidencing the transferee's agreement to be bound; and

(f) a transfer power of attorney, completed and executed by the Undersigned in accordance with the requirements of the Issuer's transfer agent.

3.3. In the event of a bankruptcy of the Undersigned, the Shares may be transferred to a trustee in bankruptcy or another person or company entitled to Shares on bankruptcy provided that prior to the transfer, the Escrow Agent receives:

(a) notice of the bankruptcy at the earliest practicable time;

(b) a certified copy of either

(i) the assignment in bankruptcy filed with the Superintendent of Bankruptcy, or

(ii) the receiving order adjudging the Undersigned bankrupt;

(c) a certified copy of a certificate of appointment of the trustee in bankruptcy;

(d) a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(e) a fully executed agreement with the Escrow Agent and the Issuer in the form of this Agreement evidencing the transferee's agreement to be bound.

3.4. In the event of a liquidation, winding-up or receivership of the Undersigned, the Shares may be transferred to the person or persons entitled to receive the Shares on liquidation, winding-up or receivership provided that prior to the transfer, the Escrow Agent receives:

(a) notice of the liquidation, winding-up or receivership at the earliest practicable time;

(b) a certified copy of documents confirming the liquidation, winding-up or receivership and the right of the person or persons to receive the Shares together with such other documentation as may reasonably be required by the Escrow Agent;

(c) a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(g) unless waived by the Issuer by notice in writing, a fully executed agreement with the Escrow Agent and the Issuer in the form of this Agreement evidencing the transferee's agreement to be bound.

3.5. The Undersigned may, by notice in writing delivered to the Issuer and the Escrow Agent, request permission for a transfer or sale by the Undersigned of all or some portion of the Shares to an institutional or other large investor in the event that the institutional or other large investor wishes to purchase a large block of the Shares. The notice shall specify the name of the proposed transferee or purchaser, the number of Shares and the proposed date of the transfer or purchase. The Issuer will act reasonably and on a timely basis in considering requests under this Section and if it consents to the transfer or sale, the Issuer will deliver a written notice to the Escrow Agent advising of its consent to the proposed transfer or sale and to the release of such Shares from the terms of this Agreement. Before such transfer or sale may occur, the institutional or other large investor must first execute an investment letter, addressed and delivered to the Issuer, stating that it is acquiring the said Shares for investment purposes and not for the purposes of resale.

PART 4 - RESIGNATION OF ESCROW AGENT

4.1. Resignation of Escrow Agent

(a) If the Escrow Agent wishes to resign as Escrow Agent, the Escrow Agent will give written notice to the Issuer.

(b) If the Issuer wishes to terminate the Escrow Agent as Escrow Agent, the Issuer will give written notice to the Escrow Agent.

(c) If the Escrow Agent resigns or is terminated, the Issuer will be responsible for ensuring that the Escrow Agent is replaced not later than the resignation or termination date by another trustee that is acceptable to the Undersigned and that has accepted such appointment, which appointment will be binding on the Issuer and the Undersigned.

(d) The resignation or termination of the Escrow Agent will be effective, and the Escrow Agent will cease to be bound by this Agreement, on the date that is 60 days after the date of receipt of the notices referred to above by the Escrow Agent or Issuer, as applicable, or on such other date as the Escrow Agent and the Issuer may agree upon (the **"resignation or termination date"**), provided that the resignation or termination date will not be less than 10 business days before a release date.

(e) If the Issuer has not appointed a successor trustee within 60 days of the resignation or termination date, the Escrow Agent will apply, at the Issuer's expense, to a court of competent jurisdiction for the appointment of a successor trustee, and the duties and responsibilities of the Escrow Agent will cease immediately upon such appointment.

(f) On any new appointment under this section, the successor trustee will be vested with the same powers, rights, duties and obligations as if it had been originally named herein as Escrow Agent, without any further assurance, conveyance, act or deed. The predecessor Escrow Agent, upon receipt of payment for any outstanding account for its services and expenses then unpaid, will transfer, deliver and pay over to the successor trustee, who will be entitled to receive, all securities, records or other property on

deposit with the predecessor Escrow Agent in relation to this Agreement and the predecessor Escrow Agent with thereupon be discharged as Escrow Agent.

(g) Before a successor trustee is appointed, the successor trustee shall agree to be bound by the terms of this Agreement.

PART 5 - OTHER CONTRACTUAL ARRANGEMENTS

5.1. Escrow Agent Not a Trustee

The Escrow Agent accepts duties and responsibilities under this Agreement, and the Shares and any share certificates or other evidence of these securities, solely as a custodian, bailee and agent. No trust is intended to be, or is or will be, created hereby and the Escrow Agent shall owe no duties hereunder as a trustee.

5.2. Escrow Agent Not Responsible for Genuineness

The Escrow Agent will not be responsible or liable in any manner whatever for the sufficiency, correctness, genuineness or validity of any Shares deposited with it.

5.3. Escrow Agent Not Responsible for Furnished Information

The Escrow Agent will have no responsibility for seeking, obtaining, compiling, preparing or determining the accuracy of any information or document, including the representative capacity in which a party purports to act, that the Escrow Agent receives as a condition to a release from or a transfer of Shares under the terms of this Agreement.

5.4. Escrow Agent Not Responsible after Release

The Escrow Agent will have no responsibility for Shares that it has released to the Undersigned or at the Undersigned's direction according to this Agreement.

5.5. Indemnification of Escrow Agent

The Issuer and the Undersigned hereby jointly and severally agree to indemnify and hold harmless the Escrow Agent, its affiliates, and their current and former directors, officers, employees and agents from and against any and all claims, demands, losses, penalties, costs, expenses, fees and liabilities, including, without limitation, legal fees and expenses, directly or indirectly arising out of, in connection with, or in respect of, this Agreement, except where same result directly and principally from gross negligence, wilful misconduct or bad faith on the part of the Escrow Agent. This indemnity survives the release of the Shares, the resignation or termination of the Escrow Agent and the termination of this Agreement.

5.6. Additional Provisions

(a) The Escrow Agent will be protected in acting and relying reasonably upon any notice, direction, instruction, order, certificate, confirmation, request, waiver, consent, receipt, statutory declaration or other paper or document (collectively referred to as "**Documents**") furnished to it and purportedly signed by any officer or person required to or entitled to execute and deliver to the Escrow Agent any such Document in

connection with this Agreement, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth or accuracy of any information therein contained, which it in good faith believes to be genuine.

(b) The Escrow Agent will not be bound by any notice of a claim or demand with respect thereto, or any waiver, modification, amendment, termination or rescission of this Agreement unless received by it in writing, and signed by the other parties as set out in Section 4.1(c), and, if the duties or indemnification of the Escrow Agent in this Agreement are affected, unless it has given its prior written consent.

(c) The Escrow Agent may consult with or retain such legal counsel and advisors as it may reasonably require for the purpose of discharging its duties or determining its rights under this Agreement and may rely and act upon the advice of such counsel or advisor. The Escrow Agent will give written notice to the Issuer as soon as practicable that it has retained legal counsel or other advisors. The Issuer will pay or reimburse the Escrow Agent for any reasonable fees, expenses and disbursements of such counsel or advisors.

(d) In the event of any disagreement arising under the terms of this Agreement, the Escrow Agent will be entitled, at its option, to refuse to comply with any and all demands whatsoever until the dispute is settled either by a written agreement among the parties or by a court of competent jurisdiction.

(e) The Escrow Agent will have no duties or responsibilities except as expressly provided in this Agreement and will have no duty or responsibility arising under any other agreement, including any agreement referred to in this Agreement, to which the Escrow Agent is not a party.

(f) The Escrow Agent will have the right not to act and will not be liable for refusing to act unless it has received clear and reasonable documentation that complies with the terms of this Agreement. Such documentation must not require the exercise of any discretion or independent judgment.

(g) The Escrow Agent is authorized to cancel any share certificate delivered to it and hold the Undersigned's Shares in electronic, or uncertificated form only, pending release of such securities from under the terms of this Agreement.

(h) The Escrow Agent will have no responsibility with respect to any Shares in respect of which no share certificate or other evidence or electronic or uncertificated form of these securities has been delivered to it, or otherwise received by it.

5.7. Limitation of Liability of Escrow Agent

The Escrow Agent will not be liable to any of the parties hereunder for any action taken or omitted to be taken by it under or in connection with this Agreement, except for losses directly, principally and immediately caused by its bad faith, wilful misconduct or gross negligence. Under no circumstances will the Escrow Agent be liable for any special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages hereunder, including any loss of profits, whether foreseeable or unforeseeable. Notwithstanding the foregoing or any other provision of this Agreement,

in no event will the collective liability of the Escrow Agent under or in connection with this Agreement to any one or more parties, except for losses directly caused by its bad faith or wilful misconduct, exceed the amount of its annual fees under this Agreement or the amount of three thousand dollars ($3,000.00), whichever amount shall be greater.

5.8. Remuneration of Escrow Agent

The Issuer will pay the Escrow Agent reasonable remuneration for its services under this Agreement, which fees are subject to revision from time to time on 30 days' written notice. The Issuer will reimburse the Escrow Agent for its expenses and disbursements. Any amount due under this section and unpaid 30 days after request for such payment, will bear interest from the expiration of such period at a rate per annum equal to the then current rate charged by the Escrow Agent, payable on demand.

PART 6 - NOTICES AND DELIVERIES

6.1. Notice

All notices provided under this Agreement shall be in writing.

6.2. Notice to Escrow Agent

Documents will be considered to have been delivered to the Escrow Agent on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand during normal business hours or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

Computershare Investor Services Inc.
4th Floor, 510 Burrard Street
Vancouver, British Columbia
V6C 3B9 Attention: Manager, Client Services

Telephone: (604) 661-0271, Facsimile: (604) 661-9401

6.3. Notice to Issuer

Documents will be considered to have been delivered to the Issuer on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand during normal business hours or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

ZINCORE METALS INC.
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
V7Y 1C6 Attention: Greg Martin

Telephone: (604) 669-6611, Facsimile: (604) 669-6616

6.4. Notice to the Undersigned

Documents will be considered to have been delivered to the Undersigned on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand

during normal business hours or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

SOUTHWESTERN RESOURCES CORP.
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
V7Y 1C6 Attention: Legal Department

Telephone: (604) 669-2525, Facsimile: (604) 688-5175

6.5. Delivery of Certificates

Any share certificates or other evidence of the Undersigned's Shares will be sent to the Undersigned's address on the Issuer's share register unless the Undersigned has advised the Escrow Agent in writing otherwise at least ten business days before the Shares are released from under the terms of this Agreement.

6.6. Change of Address

A party may change its address for delivery by delivering notice of the change of address to each of the other parties.

PART 7 - GENERAL

7.1. This Agreement shall enure to the benefit of and be binding upon the parties hereto, their and each of their heirs, executors, administrators, successors and permitted assigns.

7.2. Time shall be of the essence of this Agreement.

7.3. Unless specifically indicated to the contrary, all amounts of money referred to in this Agreement are stated in Canadian dollars.

7.4. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without reference to conflicts of laws.

7.5. This Agreement, including the schedules hereto, constitutes the entire agreement and understanding between and among the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

7.6. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by all of the parties hereto.

7.7. This Agreement may be executed in several parts in the same form and such part as so executed shall together constitute one original agreement, and such parts, if more than one, shall be read together and construed as if all the signing parties hereto had executed one copy of this Agreement.

IN WITNESS WHEREOF the parties have executed these presents as and from the day and year first above written.

SOUTHWESTERN RESOURCES CORP.

Per: ______________________________
Authorized signatory

COMPUTERSHARE INVESTOR SERVICES INC.

____
Authorized signatory

____
Authorized signatory

ZINCORE METALS INC.

Per: ______________________________
Authorized signatory

ADMINISTRATIVE SERVICES AGREEMENT

THIS AGREEMENT is dated effective the 1st day of June 2006.

BETWEEN:

SOUTHWESTERN RESOURCES CORP., a company duly incorporated under the laws of the Province of British Columbia having an address at Suite 1650, 701 West Georgia Street, Vancouver, B.C. V7Y 1C6

(the "Administrator")
OF THE FIRST PART

AND:

SOUTHERN ZINC CORP. a company duly continued under the laws of the Province of British Columbia and having an address at Suite 1650, 701 West Georgia Street, Vancouver, B.C. V7Y 1C6

("Client")
OF THE SECOND PART

WHEREAS:

A. The Administrator maintains an office with reception, secretarial and accounting services at Suite 1650, 701 West Georgia Street, Vancouver, B.C. (the "Office");
B. The Client requires secretarial and accounting services for the operation of its business; and
C. The Administrator has consented to provide such services in accordance with the terms and conditions contained herein.

The parties agree as follows:

1. Provision of Services in Canada

The Administrator hereby agrees to provide the following services ("Services") to the Client:

a. Use of Facilities:
- Use, in conjunction with the Administrator, of all common space and facilities in the Office, including board room, meeting room and all other common areas.
- Use of photocopier and facsimile machine.

b. Secretarial:
- Receptionist to answer a separate phone line if established for the Client on the Administrator's switchboard.
- Typing and all secretarial services.
- Collating and mailing of documents for the Client's mailing lists, including quarterly reports, annual reports and press releases.
- Legal secretarial services, including typing of material and correspondence to the board of directors and regulatory authorities.

c. Accounting services:
- Issuance of cheques for payment of those Client invoices and accounts presented to the Administrator.
- Maintenance of all accounting files and records.
- Prepare the Client's financial statements and notes.
- Filing of continuous disclosure documents on SEDAR.

d. Website

- Maintain and update Client's website when requested by Client.

2. Provision of Services in China

The Administrator hereby agrees to provide the following services to the Client in China, to the extent possible in the Administrator's reasonable judgment:

a. Use of Facilities:
- Use, in conjunction with the Administrator, of all common space and facilities in the Office, including board room, meeting room and all other common areas.
- Use of photocopier and facsimile machine.

b. Secretarial:
- Receptionist and secretarial services.

c. Liaison Services:
- Government relations expertise including assistance with introductions and cultivating and maintaining relationships with key decision makers;
- Instruction and information regarding channels of communication in China;
- Support with the preparation and submission of applications for permits, licenses and other regulatory instruments; and

d. Other:
- Other services the Administrator provides at the request of the Client will be charged at rates to be determined by the parties.

3. Exclusions to Services

Services specifically excludes the following:

a. all out of pocket expenses such as postage, colour photocopying, long distance telephone and outside printing costs;
b. audit services;
c. preparation of Annual and Quarterly reports, Management's Discussion and Analysis, Annual Information Form, press releases and other documents, although the Administrator will assist in reviewing and commenting on drafts of such documents;
d. geologic services, including technical advice, drafting, data compilation and software facilities;
e. legal services, including preparation of formal agreements and other documents;
f. travel expenses; and
g. All third party costs relating to the Client's website, including creation and third party maintenance costs.

4. Cost of Services

In consideration of the Administrator providing Services to the Client, the Client agrees to pay $15,000 per month to the Administrator for the provisions of services in Canada and $1,000 per month for the provision of services in China. The parties agree to adjust the cost of services of the Administrator enters into a sub-lease agreement with the Client and in any event the parties will after six months, review the terms of this Agreement, including the cost of services, to determine if the services will continue to be provided hereunder and such consideration is ~~sts are~~ appropriate of if adjustments are required.

5. Payment for Services

The 12-month term of this Agreement will commence on the date first written above. On the first day of each calendar month, the Client will pay the monthly fee together with any disbursements

incurred by or on behalf of the Administrator for the benefit of the Client that are outside the provisions of the Services.

6. Authority of Administrator

The Client hereby authorizes the Administrator, subject to the provisions of this Agreement, to do all things as the Administrator may in its discretion deem necessary or desirable to enable the Administrator to carry out its duties.

7. Independent Contractor

The Administrator shall be an independent contractor in the performance of the services and shall have complete charge of the personnel engaged in the performance of such services.

8. Indemnification

The Administrator assumes no responsibility for any damages which may result, directly or indirectly, from the Services it provides. The liability of the Administrator, its directors, officers, employees and consultants for all claims relating to the Services provide hereunder, however so arising, shall be limited to the cost of the Services provided hereunder.

9. Termination

Either party may terminate this Agreement on 3045 days prior written notice to the other party. In the event of termination, the Client shall pay the Administrator in accordance with paragraphs 3 and 4 for all costs incurred for Services performed and disbursements incurred until the date of termination.

10. Confidential Information

The Administrator agrees that all data and/or information provided to it with respect to the Client will be treated as confidential and will not be disclosed to any other person, except as required by law or any regulatory authority having jurisdiction to do so. This Agreement does not cover those portions of any information which:

a. are part of the public domain at the time they are acquired by the Administrator;
b. are not acquired by the Administrator, either directly or indirectly, from the Client;
c. are made known to the Administrator without an obligation of confidentiality by a third party who did not acquire knowledge of the information either directly or indirectly under an obligation of confidentiality;
d. are made know to the Administrator or become part of the public's domain through no fault, act or omission of the Administrator or of any party to which the Administrator has disclosed details of the information; or
e. the Administrator can establish were in its possession prior to the date of disclosure of such details by the Client.

11. Assignment and Enurement

Neither party may assign this Agreement in whole or in part and this Agreement will enure to the benefit of and be binding upon the parties hereto and its respective successors.

12. Notices

Any notice required or permitted to be given under this Agreement will be in writing and may be delivered personally or by telex or facsimile or by pre-paid registered post addressed to the parties at the above mentioned addresses or at such address of which notice may be given by either of such parties. Any notice will be deemed to have been received if personally delivered or

by telex or facsimile, on the date of delivery and if mailed as aforesaid, then on the fourth business day after the day of mailing.

13. Entire Agreement

This Agreement contains the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes and replaces all previous written and oral agreements among the parties hereto.

14. Amendments and Waiver

This Agreement may only be amended by further written agreement executed and delivered by all of the parties or their agents. Except as otherwise provided, no waiver or consent by a party to any breach or default by any other party will be effective unless evidenced in writing, executed and delivered by the party so waiving or consenting and no waiver or consent effectively given as aforesaid will operate as a waiver of or consent to any further or other breach or default in relation to the same or any other provision of this Agreement.

15. Interpretation

a. This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia. Notwithstanding the foregoing, it is agreed that either party may commence an action in respect of the enforcement of rights hereunder in any jurisdiction in which the other party resides, has assets, carries on business or has an office.

b. All headings used in this Agreement are for convenience of reference only and are not to be used in the aid of interpretation of this Agreement.

c. If any term, covenant or condition of this Agreement or the application thereof to any party or circumstances is deemed to be invalid or unenforceable to any extent, the remainder of this Agreement or the application of such term, covenant or condition to a party or circumstances other than those to which it is held invalid or unenforceable will not be affected thereby and each remaining term, covenant or condition of this Agreement will be enforceable to the fullest extent permitted by law.

IN WITNESS WHEREOF the parties have executed this Agreement as of the 1st day of June 2006.

The Corporate Seal of **Southwestern Resources Corp.** was affixed in the presence of:	)	
______________________	)	C/S
Authorized Signatory	)	
______________________	)	
Authorized Signatory		
The Corporate Seal of **Southern Zinc Corp.** was affixed in the presence of:	)	
______________________	)	C/S
Authorized Signatory	)	
______________________	)	
Authorized Signatory		

DATA TRANSFER AGREEMENT

THIS AGREEMENT dated for reference the ___ day of ____, 2006 (the "Effective Date").

BETWEEN:

SOUTHWESTERN RESOURCES CORP.
1650 - 701 West Georgia Street
Vancouver, B.C. V7Y 1C6
(**"Southwestern"**)

AND:

SOUTHERN ZINC CO.
1650 - 701 West Georgia Street
Vancouver, B.C. V7Y 1C6
(**"Zinc Co."**)

WHEREAS:

A. Southwestern is the legal and beneficial owner of certain geological, geochemical and geophysical data (the "Data"), in the Area of Interest, a description of which is outlined on the map attached as Schedule "A" and listed in the table attached as Schedule "B". to this Agreement;

B. Zinc Co. has expressed an interest in acquiring a copy of the Data for the purpose of conducting exploration and developing zinc properties in the Area of Interest;

C. Southwestern will continue to own and use the Data for the purpose of conducting exploration and developing mineral properties, for all commodities other than zinc, in the Area of Interest;

D. Due to their different exploration targets, it is reasonable to expect that each of Southwestern and Zinc Co. may identify prospective areas either on their own projects or elsewhere within the Area of Interest which, although they are not interested in, may be of interest to the other party; and

E. In the event that Southwestern identifies a zinc target using the Data (a "Zinc Target") or Zinc Co. identifies a target using the Data that is not a Zinc Target (a "Mineral Target"), it shall offer the other party the opportunity to acquire such Mineral Target or Zinc Target (a "Target"), as the case may be, with the following terms and conditions.

NOW THEREFORE:

In consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto covenant and agree each with the other as follows:

1. DATA ACQUISITION

1.1 Subject to the terms and conditions of this Agreement, following the execution of this Agreement, Southwestern will transfer by way of a contribution of capital by way of contributed surplus to Zinc Co. a copy of the Data. The parties agree that the value of the Data for the purpose of this contribution of capital is $400,000 and that it shall be capitalized as part of the 32 million shares of Zinc Co to be issued to Southwestern. Zinc Co. shall have the right to use the Data to develop zinc exploration programs and acquire zinc properties within the Area of Interest.

1.2 Zinc Co. acknowledges and agrees that following the execution of this Agreement it will have a non-exclusive right to conduct zinc exploration and acquire properties in the Area of Interest and, without limiting the generality of the foregoing, further specifically acknowledges and agrees that Southwestern has the right to acquire Mineral Targets within the Area of Interest including properties that may contain Zinc Targets to which Zinc Co. would otherwise be entitled under this Agreement.

1.3 Southwestern acknowledges and agrees that following the execution of this Agreement it will have a non-exclusive right to conduct mineral exploration and acquire properties in the Area of Interest and, without limiting the generality of the foregoing, further specifically acknowledges and agrees that Zinc Co. has the right to acquire Zinc Targets within the Area of Interest including properties that may contain Mineral Targets to which Southwestern would otherwise be entitled under this Agreement.

2. ACCESS WITHIN THE AREA OF INTEREST

2.1 Each party has the right of access to the properties of the other party within the Area of Interest ("Access"), provided such party (the "Visiting Party") gives 30 days notice to the party that is the owner of that property (the "Owner") and provided such Access does not interfere with the activities of that Owner, to conduct exploration activities and programs.

3. IDENTIFICATION OF TARGETS BY OWNER OR VISITING PARTY

3.1 <u>Targets within the Area of Interest on property not owned by a Party</u>

(a) Zinc Co. agrees that if it should identify a Mineral Target within the Area of Interest on property that is not owned by either party, then Zinc Co. shall promptly give Southwestern written notice of the identification of such Mineral Target, and provide, at no profit to Zinc Co., a copy of such Mineral Target Data as it has compiled; and

(b) Southwestern agrees that if it should identify a Zinc Target within the Area of Interest on property that is not owned by either party, then Southwestern shall promptly give Zinc Co. written notice of the identification of such Zinc Target, and provide, at no profit to Southwestern, a copy of such Zinc Target Data as it has compiled.

3.2 <u>Targets within the Area of Interest on property owned by a Party</u>

(a) Zinc Co. agrees that if it should identify a Mineral Target on its own property within the Area of Interest then Zinc Co. shall notify Southwestern and shall provide, at no profit to Zinc. Co., a copy of such Mineral Target Data as it has compiled and Southwestern shall have 90 days to review the Mineral Target Data and determine whether to pursue the Mineral Target.

(i) If Southwestern decides not to pursue the Mineral Target, it shall return the Mineral Target Data to Zinc Co., accompanied by written notice of its decision not to pursue the Mineral Target; and

(ii) If Southwestern decides to pursue the Mineral Target, then it shall conduct sufficient exploration in accordance with the procedure set out below to determine the economic viability of the Mineral Target (the "Option Period").

(b) Southwestern agrees that if it should identify a Zinc Target on its own property within the Area of Interest then Southwestern shall notify Zinc Co. and shall provide, at no profit to Southwestern, a copy of such Zinc Target Data as it has compiled and Zinc Co. shall have 90 days to review the Zinc Target Data and determine whether to pursue the Zinc Target.

(i) If Zinc Co. decides not to pursue the Zinc Target, it shall return the Mineral Target Data to Zinc Co., accompanied by written notice of its decision not to pursue the Zinc Target; and

(ii) If Zinc Co. decides to pursue the Zinc Target, then it shall conduct sufficient exploration in accordance with the procedure set out below to determine the economic viability of the Zinc Target (the "Option Period").

1.2 Targets within the Area of Interest on property owned by the other Party

(a) Zinc Co. agrees that if it should identify a Zinc Target on Southwestern's property then Zinc Co. shall notify Southwestern of the identification of the Zinc Target, at which point the Option Period commences;

(b) Zinc Co. further agrees that if it subsequently decides that it does not wish to pursue the Zinc Target on Southwestern's property, it shall notify Southwestern in writing of such decision and Southwestern shall thereafter be entitled to pursue such Zinc Target;

(b) Southwestern agrees that if it should identify a Mineral Target on Zinc Co.'s property then Southwestern shall notify Zinc Co. of the identification of the Mineral Target, at which point the Option Period commences, and

(d) Southwestern further agrees that if it subsequently decides that it does not wish to pursue the Mineral Target on Zinc Co.'s property, it shall notify Zinc Co. in writing of such decision and Zinc Co. shall thereafter be entitled to pursue such Mineral Target.

2. OPTION PERIOD

2.1 During the Option Period the Visiting Party may conduct such exploration as it requires, and shall have priority of Access to the exclusion of other Visiting Parties, if any, but not the Owner, however, the title, or equivalent rights, to the property on which the Target (the "Property") is located shall remain in the name of the Owner.

2.2 The Option Period shall, unless the parties agree in writing otherwise, terminate upon the earlier of:

(a) One (1) year; and

(b) Where the Visiting Party is satisfied as to the economic viability of the Target, the date on which the transfer of the property (the "Transfer") on which the Target is located is completed, the Visiting Party and the Owner having negotiated in good faith reasonable arm's length commercial terms for such Transfer.

2.3 The Owner and the Visiting Party shall cooperate to execute and deliver all such further documents and instruments and do all such further acts and things as may be required to effect such Transfer.

2.4 Upon termination of the Option Period for reasons other than a Transfer of the Property, the Visiting Party shall:

(a) Provide the Owner, at no cost to the Owner, with a copy of such Target Data as the Visiting Party has compiled; and

(b) Discontinue its exploration activities on the Target and shall remove all of its operations and ensure that the property is restored to at least the same condition as at the commencement of the Option Period.

2.5 Each party agrees to indemnify and hold harmless (the "Indemnifying Party") the other party from and against any and all damages, including environmental, arising from or suffered by that other party with respect to the activities of the Indemnifying Party within the Area of Interest.

3. CONFIDENTIAL INFORMATION

3.1 Zinc Co. agrees to treat the Data with no less than the same standard of confidentiality as it treats its own confidential material.

3.2 Zinc Co. further agrees to treat the Mineral Target Data with no less than the same standard of confidentiality as it treats its own confidential material and will not disclose such to any person not a party to this Agreement except with the written consent of Southwestern.

3.3 Southwestern agrees to treat the Zinc Target Data with no less than the same standard of confidentiality as it treats its own confidential material and will not disclose such to any person not a party to this Agreement except with the written consent of Zinc Co.

4. ASSIGNMENT

4.1 This Agreement may not be assigned by any party without the prior written consent of the other party, such consent not to be unreasonably withheld.

5. TERM

5.1 The obligations of each party to this Agreement shall terminate five years from the Effective Date.

6. ENTIRE AGREEMENT

6.1 This Agreement embodies the entire agreement and understanding between the parties and supercedes all prior agreements, representations, warranties and understandings, whether oral or written, relative to the subject matter hereof.

7. SUCCESSORS AND ASSIGNS

7.1 This Agreement will enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

8. COUNTERPARTS

8.1 This Agreement may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument.

9. NOTICES

9.1 Any notice required or permitted to be given under this Agreement will be in writing and may be given by personal service or by prepaid registered mail, posted in Canada and addressed to the proper party at the address stated below:

11.2 (a) if to Southwestern: **SOUTHWESTERN RESOURCES CORP.**
1650 – 701 West Georgia Street
Vancouver, B.C. V7X 1C6
Telephone: (604) 669-2525
Facsimile: (604) 688-5175
11.2.a.iv.1.1. Attention: VP, Corporate Affairs

11.3 (b) if to Zinc Co.: **SOUTHERN ZINC CO.**
11.3.a.iv.1.1. 1650 – 701 West Georgia Street
Vancouver, B.C. V7X 1C6
Telephone: (604) 669-2525
Facsimile: (604) 688-5175
Attention: President

11.4 or to such other address as any party may specify by notice. Any notice sent by registered mail as aforesaid will be deemed conclusively to have been effectively given on the third business day after posting; but if at the time of posting or between the time of posting and the third business day

thereafter there is a strike, lockout or other labour disturbance affecting postal service, then such notice will not be effectively given until actually received.

10. GOVERNING LAW

10.1 The proper law of this Agreement is the law of the province of British Columbia.

10.2 Any dispute hereunder will be resolved by arbitration by a single arbitrator in accordance with the *Commercial Arbitration Act* of British Columbia.

IN WITNESS WHEREOF the parties have executed and delivered these presents effective as of _________, 2006.

The Corporate Seal of **SOUTHWESTERN RESOURCES CORP.** was hereunto affixed in the presence of:	)	
______________________________	)	c/s
______________________________	)	

The Corporate Seal of **SOUTHERN ZINC CO.** was hereunto affixed in the presence of:	)	
______________________________	)	c/s
______________________________	)	

SCHEDULE "A"

Attach map of the Area of Interest

SCHEDULE "B"

List of data

- A Preliminary Report (the "Preliminary Report") on Cu-Ni-PGM Regional Geochemical Survey at the Northeastern Yunnan Area, Yunnan Province, China *for* Southwestern Resources Corp., *by* X. Charlie Cheng, August 9, 2002.
- Analyses of 2406 stream sediment samples
- Analyses of 364 lithogeochemical samples
- Interpretation contour maps
- All relevant reports that describe the work encompassed by the Preliminary Report.

This **OUTSOURCING OPERATING ASSISTANCE SERVICES AGREEMENT** is entered into effective date May 1, 2006, between:

- **MINERA DEL SUROESTE S.A.C.**, with Taxpayers Registry (RUC) No. 20154635972, domiciled at Avenida Grau 324, Miraflores, Lima 18, Peru, registered in File No. 00963607 of the Companies Public Registry for Lima, duly represented by its General Manager, Mr. Christoph Richard Petersen, identified with Foreign Identity Card (CE) No. 000092897 (former CE No. N-85020), as per power of attorney recorded in entry C00002 and rectified in entry C00005 of File No. 00963607 of the Companies Public Registry for Lima (hereinafter "MISOSA");

  and;

- **EXPLORACIONES COLLASUYO S.A.C.**, with Taxpayers Registry (RUC) No. 20476219761, domiciled at Avenida Grau 324, Miraflores, Lima 18, Peru, registered in File No. 11886399 of the Companies Public Registry for Lima, duly represented by its General Manager, Mr. Emilio Javier Salas Tamayo, identified with Identity Card (DNI) No. 29464628, as per power of attorney granted by General Shareholder's Meeting held on January 2, 2006 (hereinafter "COLLASUYO");

Under the following terms and conditions:

1. RECITALS

1.1 COLLASUYO is a company whose corporate purpose is to develop mining activities and, thus, has recently acquired several mining properties in Peru.

1.2 As a new agent in the mining sector, COLLASUYO is hiring individuals with mining experience yet it will initially require outsourcing services from a specialized company with the necessary infrastructure and experience in business administration and mining related issues, in order to operate and carry out its corporate purpose.

1.3 MISOSA is a mining company with vast exploration experience and has employees with knowledge of the administration of mining companies and the required infrastructure for such purposes. MISOSA has its own office located in Avenida Grau 324, Miraflores, Lima 18, Peru.

1.4 MISOSA and COLLASUYO have agreed to execute this agreement in order to establish the terms and conditions under which MISOSA will provide the outsourcing services that COLLASUYO requires in order to operate more efficiently .

2. PURPOSE

2.1 Pursuant to this document, MISOSA undertakes to render outsourcing operating assistance services (the "Services") to COLLASUYO as described in Exhibit 1.

2.2 The Services shall be provided by MISOSA to COLLASUYO in accordance with Article 1764 of the Civil Code, in a non-exclusive manner, and under the terms and conditions set forth in this Agreement.

2.3 It is hereby established that no employment relationship nor any other subordinate relationship of any kind whatsoever exists or will exist in the future between MISOSA and/or any of its employees and COLLASUYO, and that, therefore, this Agreement is governed solely by the provisions contained in the Peruvian Civil Code in connection with the rendering of services.

2.4 This Agreement is excluded from the scope of the provisions contained in Legislative Decree N° 728, Law 27626 and any other labor regulations or related norms that regulate the labor relation and/or labor intermediation activities. Likewise, and as set forth by Article 4 of Supreme Decree 003-2002-TR, both parties hereby expressly declare that the Services do not constitute labor intermediation activities.

In accordance with the preceding paragraph, the Services are rendered on behalf and risk of MISOSA, with its own financial and technical resources and materials, being its workers solely under the authority and subject to the orders of MISOSA. COLLASUYO shall not have any capacity or power to control or give orders to MISOSA's employees and those persons appointed by MISOSA with respect to the way or method in which the Services are rendered under this Agreement. MISOSA's employees and those persons appointed by MISOSA to render Services under this Agreement, shall not be subject to any work schedule or any other type of labor related obligation before COLLASUYO. Therefore, COLLASUYO shall not be responsible to MISOSA or its employees for any employment or labor related issues.

2.5 MISOSA may hire the necessary persons in order to comply with rendering the Services, always under its sole and direct supervision and responsibility. These persons shall not have any labor or commercial relation with COLLASUYO and, therefore, the latter shall not pay any amount to them.

2.6 COLLASUYO shall not be obliged to include MISOSA's employees in its payroll, nor is obliged to pay contributions to the Social Health Insurance, contributions to the Private or Public Previsional System, or any tax created or to be created that could be applicable to such employees in connection with their labor relation with MISOSA.

Likewise, the obligation to pay salaries, social benefits, ordinary bonus, holidays, compensations for time of service (CTS), participation in profits and others, shall exclusively be assumed by MISOSA.

2.7 MISOSA shall render the Services through its own means, equipment and infrastructure.

2.8 Both parties hereto expressly agree that this Agreement does not create or establish any association or partnership relationship whatsoever.

3. CONSIDERATION

3.1 In consideration for the Services that MISOSA shall provide to COLLASUYO, the latter undertakes to monthly pay the former US$ 11,5000~~0,000.00~~, within the first five business days of the month following the one in which the Services were rendered.

For the avoidance of any doubt, it is clarified that the consideration corresponding to May of 2006 shall be paid within the first five business days of June of 2006 and so on.

3.2 The consideration established in the precedent section is subject to the Value Added Tax (IGV), with a current rate of 19%. The amount of this tax will be added to the consideration represented in the invoices issued by MISOSA and paid by COLLASUYO.

3.3 The aforementioned consideration includes any ordinary costs or expenses in which MISOSA may have to incur to provide the Services to COLLASUYO, without limitation whatsoever, such as:

- use of office space and facilities of MISOSA; and
- the salaries, social benefits, labor obligations and fees payable by MISOSA in favor of its employees, appointed officers or hired persons, as well as applicable taxes thereto.

Accordingly and except as provided by 3.4 below, the parties agree that said consideration will be the only amount to be paid to MISOSA for the Services.

3.4 In the event that MISOSA requires to incur in extraordinary expenses in order to provide the Services, it shall request COLLASUYO's previous written authorization. If authorizing such expenses, COLLASUYO may unilaterally decide to pay such extraordinary expenses directly or to reimburse these expenses to MISOSA after they are incurred.

3.5 The consideration established in 3.1 above shall be reviewed by the parties within thirty (30) calendar days before the six (6) months anniversary of this Agreement. Should the parties agree to modify the consideration as a consequence of such review, then such newly agreed consideration shall apply thereafter. In such event, the parties shall amend this Agreement accordingly.

Should the consideration not be reviewed or the parties fail to reach an agreement, then the consideration shall continue to be the same.

4. TERM

The term of this Agreement is twelve (12) months, commencing May 1, 2006 and terminating on April 30, 2007. If neither party communicates to the other party by written notice its decision not to extend the term of this Agreement, then the term of this Agreement shall automatically be renewed for an additional term of twelve (12) months, and so on.

5. ASSIGNMENT OF CONTRACTUAL POSITION

Neither party may assign its rights and/or obligations in this Agreement without the other party's previous written consent pursuant to Article 1435 of the Civil Code.

6. CONFIDENTIAL INFORMATION

6.1 MISOSA hereby agrees and undertakes that all data and/or information provided to it by COLLASUYO or acquired by MISOSA in connection with this Agreement shall be treated as confidential (the "Confidential Information") and, except as required by law or any competent authority, will not be disclosed or revealed to third parties, without the prior written consent of COLLASUYO. This obligation is applicable to all of MISOSA's officers and employees with access to COLLASUYO's Confidential Information, without limitation. Confidential Information that is publicly available or that becomes available or is in public domain, other than through a breach of this provision by MISOSA, shall no longer be treated as Confidential Information.

6.2 In the event that MISOSA is required to disclose Confidential Information to any government, court, agency or department thereof, or to any stock exchange, to the extent required by applicable law, rule or regulation, or in response to a legitimate request for such Confidential Information, MISOSA shall immediately notify COLLASUYO of such requirement and the terms thereof, and the proposed form and content of the disclosure, prior to such submission. COLLASUYO shall have the right to review and comment upon the form and content of the disclosure and to object to such disclosure before the court, agency, stock exchange or department concerned, and to seek confidential treatment of any Confidential Information to be disclosed on such terms as COLLASUYO shall determine in its sole discretion.

6.3 The provisions of this Clause 6 shall apply to MISOSA during the term of this Agreement and shall continue to apply for a period of two (2) years after expiration or termination hereof.

7. TERMINATION

7.1 This Agreement may be terminated by either party delivering written notice thereof to the other party. This Agreement shall be terminated thirty (30) days after receipt of such notice by the other party and shall cease to produce effects as from the date of such termination.

7.2 As from termination, the rights and obligations of the parties shall no longer be enforceable and no indemnity or penalty will apply. However, COLLASUYO shall comply with all the payment obligations accrued up to the date of termination, inclusively.

8. LIABILITY

It is agreed that any costs, legal expenses and compensations without limitation whatsoever, incurred or imposed as a consequence of any claim of any nature that may be erroneously interposed against COLLASUYO in connection with the employees of MISOSA and labor obligations of the latter, shall be directly and entirely assumed by MISOSA, independently of the decision that the administrative, labor of judicial authority may adopt.

MISOSA expressly and definitively releases COLLASUYO from any liability or obligation of any nature that the former may have before its employees, State authorities or entities or private parties in general.

9. GOVERNING LAW

This Agreement shall be governed by the laws of the Republic of Peru.

10. ARBITRATION

10.1 In case any discrepancy, claim and/or controversy should arise out of this Agreement, or in case the nullity, invalidity or breach thereof is raised, the parties shall use their best efforts to settle such differences amicably, in the first place, during thirty (30) calendar days after receipt by one of the parties of a notice from the other party informing it of the existence of any claim, controversy or discrepancy.

10.2 Any litigation, controversy, disagreement, difference or claim arising between the parties in relation to the interpretation, performance, termination, effectiveness, nullity, voidance or validity resulting from or related to this Agreement which cannot be settled by mutual agreement between the parties in accordance with the provisions set out in section 10.1 above, shall be submitted to arbitration of law, in accordance with the Regulations of the Lima Chamber of Commerce.

The arbitration shall be conducted by an arbitration panel composed of three arbitrators. Each party shall appoint one arbitrator and the two arbitrators so appointed shall select the third one, who shall chair the arbitration panel. If one of the parties does not appoint the arbitrator it is required to appoint within ten (10) calendar days after receipt of a written request from the other party applying for the arbitration, or if within an equal period of ten (10) calendar days counted from the appointment of the second arbitrator, the two arbitrators fail to reach an agreement regarding the appointment of the third arbitrator, any such arbitrators shall be selected, at the request of any of the parties, by the Lima Chamber of Commerce in accordance with their Regulations.

If for any reason a substitute arbitrator must be selected, such arbitrator shall be selected following to the same procedure described above for the selection of the arbitrator being substituted.

The arbitration shall be conducted in the city of Lima, Peru, in the Spanish language.

The parties hereby waive their right to file any kind of appeal or challenge against the arbitration award issued, which shall be binding and final.

The parties hereby expressly submit themselves, for any intervention of the ordinary judges and courts within the mechanics of the arbitration, to the jurisdiction of the judges and courts of the judicial district of Lima - center, waiving the jurisdiction of their domicile.

It is hereby understood that until the arbitration award is issued, the rights and obligations of the parties arising out of this Agreement shall remain in force, unless the arbitration issue an injunction or any precautionary measure to the contrary, for which the parties hereby expressly empower the panel to do so if it deems convenient.

10.3 The provisions of this Clause 10 shall survive the termination of this Agreement.

11. NOTICES

All notices and written communications pertaining to this Agreement shall be delivered to the parties at the above mentioned addresses. Notices shall be deemed valid and received upon date of its delivery.

These addresses may be changed by written notice to the other party provided that it shall only be effective since such notice is received by the other party pursuant to this clause.

12. SEVERABILITY

If any provision, agreement, condition or covenant in this Agreement, or the enforcement thereof by any of the parties is or becomes null or invalid, the remainder of this Agreement and the enforceability of said provision to parties or circumstances other than those causing it to be null, shall not be affected thereby, and each provision, agreement, condition or covenant of this Agreement shall be valid and enforced to the extent permitted by law, providing that said enforceable provision shall be restricted, limited or eliminated only to the extent necessary to avoid such nullity in relation to the applicable law as it would then be applied, and the parties may adopt any all actions required to cause such null provision to be valid and enforceable, or, alternatively, to reach an agreement in relation to said null provision whereby each of the party receives, as far as possible, substantially the same benefits and obligations based on valid provisions, provided that the Agreement is not enforced in a form that materially affects the commercial agreement between the parties.

13. ENTIRE AGREEMENT

This Agreement contains the entire understanding between the parties regarding the specific object hereof, and supersedes all prior agreements and understandings between the parties.

Executed in two counterparts of identical contents in Lima on May 1, 2006.

Christoph Richard Petersen **MINERA DEL SUROESTE S.A.C.**	Emilio Javier Salas Tamayo **EXPLORACIONES COLLASUYO S.A.C.**

<u>**EXHIBIT 1**</u>

1. MISOSA shall provide to COLLASUYO the following Services:

   a. Use of Office Facilities:
      - Use, in conjunction with MISOSA, of all common space and facilities in MISOSA's office, including board room, meeting room and all other common areas.
      - Use of photocopier and facsimile machine.
      - Use of computers, printers, paper, materials and equipment.

   b. Administration/Secretarial:
      - Typing and all secretarial services.

   c. Accounting services:
      - Issuance of cheques for payment of those COLLASUYO invoices and accounts.
      - Provide disbursement documentation to Collasuyo .
      - Prepare COLLASUYOS's financial statements.
      - Maintain Collasuyo's accounting records and files.

   d. Land administration and management
      - File new mining claims.
      - Keep mining rights in good standing and in compliance with all applicable obligations.
      - Keep record of mining rights and surface rights.
      -

   e. Community relations
      - Provide assistance in community relations matters.
      -

   f. Environmental management
      - Assist Collasuyo with its applications for environmental permits.

2. Services do not include any of the following:

   a. all out of pocket expenses such as postage, colour photocopying, long distance telephone and outside printing costs;

   b. audit services;

   c. geologic services, including technical advice, drafting, data compilation and software facilities; and

d. legal services, including preparation of formal agreements and other documents.

FRAMEWORK AGREEMENT

ENTERED INTO BY

MINERA DEL SUROESTE S.A.C.

AND

EXPLORACIONES COLLASUYO S.A.C.

FOR THE TRANSFER OF ZINC MINING

CONCESSSIONS

EFFECTIVE DATE

DECEMBER 27, 2005

LIMA

This **FRAMEWORK AGREEMENT FOR THE TRANSFER OF ZINC MINING CONCESSIONS** is entered into effective date December 27, 2005 between:

- **MINERA DEL SUROESTE S.A.C.**, with Taxpayers Registry (RUC) No. 20154635972, a company registered in File No. 00963607 of the Companies Public Registry for Lima, duly represented by Mr. Francisco José Tong González, identified with Identity Card (D.N.I.) No. 09542658, as per power of attorney granted by Shareholders' Meeting held on December 26, 2005, and domiciled at Avenida Grau 324, Miraflores, Lima 18, Peru (hereinafter referred as "MISOSA");

  and,

- **EXPLORACIONES COLLASUYO S.A.C.**, with Taxpayers Registry (RUC) No. 20476219761, a company registered in Card No. 41296 of the Mining Public Registry for Lima, duly represented by its General Manager Mr. Emilio Javier Salas Tamayo, identified with Identity Card (D.N.I.) No. 29464628, as per power of attorney recorded in Card No. 41296 of the Mining Public Registry for Lima, and domiciled at Avenida Grau 324, Miraflores, Lima 18, Peru (hereinafter referred as "COLLASUYO");

Under the following terms and conditions:

1. RECITALS

1.1 MISOSA is the titleholder of 100% rights and actions over the zinc content mining concessions described in Exhibit 1 hereof which forms an integral part of this Agreement (hereinafter the "Mining Properties").

1.2 COLLASUYO has expressed its interest in acquiring the Mining Properties and pertinent negotiations have been held with MISOSA to reach an agreement on such transfer. As part of such negotiations the parties have decided that it is in their best interest that MISOSA transfers and COLLASUYO acquires the Mining Properties as soon as possible.

1.3 According to the above, the parties have agreed to execute this Framework Agreement in order to establish the terms and conditions in which the Mining Properties are hereby transferred to COLLASUYO. Likewise, the parties have agreed within this document the actions, documents and commitments the parties undertake in order to, although not knowing the current fair market value of the Mining Properties (among other reasons due to not completed exploration works) reflect as soon as practicable the fair market value of the Mining Properties.

1.4 During the last months MISOSA has been carrying out exploration activities in the Mining Properties according to an Exploration Program (the "Exploration Program") in order to identify zinc mineral deposits for further development of a mine. It has been acknowledged by the parties that such activities and the costs and expenses incurred shall be comprised within the fair market value of the Mining Properties.

Furthermore, since COLLASUYO does not yet have the necessary personnel, infrastructure and logistics to complete the Exploration Program implemented by MISOSA, the parties have agreed that it is most convenient that MISOSA completes such Exploration Program despite the Mining Properties are hereby transferred to COLLASUYO. The pertinent investments made by MISOSA for such purposes shall be included as part of the transfer price for the Mining Properties as set forth in sections 2.1 and 3.2 below.

1.5 Thus, this Framework Agreement is also executed to establish the manner in which MISOSA shall continue performing exploration activities therein pursuant to the Exploration Program.

2. TRANSFER OF THE MINING PROPERTIES

2.1 In accordance with article 164 of the Unified Single Text of the General Mining Act approved by Supreme Decree No. 014-92-EM, and applicable regulations, MISOSA hereby transfers the Mining Properties in favour of COLLASUYO under the following terms and conditions:

a) Although the Mining Properties are transferred by virtue of this Framework Agreement, the parties undertake to formalize such transfer by preparing, executing and formalizing the pertinent Transfer Minutes and Public Deeds in accordance with applicable Peruvian laws. Likewise, the parties undertake to perform any necessary acts to record such tranfers before the Public Registry and obtain enforceability against the State and third parties. The transfer of the Mining Properties may be formalized through one or more transfer Minutes and Public Deeds as the parties may deem convenient.

b) The agreed transfer shall be duly formalized and recorded within eight (8) months counted as from the effective date hereof, or such later date as agreed between the parties.

c) In order to transfer the Mining Properties by means of this Framework Agreement, the parties agree to establish a transfer price, which shall be adjusted in the future to reflect the fair market value of the Mining

Properties as soon as the results of the valuation of the Mining Properties is available.

In this manner, although the corresponding valuation of the Mining properties has not yet been completed and therefore the pertinent adjustment to said transfer price can not be made, MISOSA transfers and COLLASUYO acquires the Mining Concessions on the effective date hereof for a transfer price that consists of all the investments made by MISOSA in the Mining Properties up to the date of execution of the corresponding Transfer Minutes.

Despite a transfer price is hereby established, the final transfer price shall be adjusted to reflect the fair market value of the Mining Properties as soon as the exploration works are concluded and the results from the valuation are available. Accordingly, the parties agree to consider as the components of said final and adjusted price, the following: (i) a determined amount for the investments made by MISOSA in the Mining Properties up to the date of execution of the corresponding Transfer Minutes; (ii) a determinable amount for the investments made by MISOSA during the first four months of year 2006 in order to complete the Exploration Program; (iii) any difference with respect to the value of the Mining Properties pursuant to their valuation.

Hence, the final adjusted transfer price shall be calculated by applying the following formula to reflect the fair market price for the Mining Properties:

TF = (X+Y) + [Z-(X+Y)]

TF: Transfer Price

X: Determined amount for costs and expenses derived from exploration, management, administrative and other concepts directly incurred by MISOSA in the Mining Properties up to the date of execution of the corresponding Transfer Minutes.

Y: A determinable amount, which shall not exceed a total of S/. 350,000.00 (three hundred and fifty thousand and 00/100 Nuevos Soles), for costs and expenses derived from exploration, management, administrative and other concepts directly incurred by MISOSA in the Mining Properties during the first four months of 2006 in order to complete the Exploration Program.

Z: The value of the Mining Properties according to the valuation that shall be performed by an independent valuator.

2.2 According to the foregoing, and in order to avoid any doubt, the parties agree to record the transfer of the Mining Proporties with tho Public Registry at the referred transfer price subject to its final determination and adjustment considering further investments in exploration works and the results of the corresponding valuation.

Upon final determination and adjustment of the transfer price, the parties commit to execute and formalize the pertinent addendums to the Transfer Minutes and Public Deeds in order to record the final adjusted transfer price at fair market value with the Public Registry.

3. EXPLORATION PROGRAM AND ACTIVITIES

3.1 Since MISOSA has been carrying out the preliminary exploration activities in the Mining Properties as per the Exploration Program, and considering that COLLASUYO lacks the required personnel, infrastructure and logistics in general to continue said activities, the parties find most convenient that MISOSA continues performing directly the exploration activities until the Exploration Program is completed within the first four months of 2006.

3.2 As previously established, the amounts to be spent by MISOSA in order to develop such activities shall be included in the transfer price for the Mining Properties, and such amounts shall not exceed a total of S/. 350,000.00 (three hundred and fifty thousand and 00/100 Nuevos Soles). For the avoidance of any doubt, it is hereby established that these investments are considered as part of the formula referred in the preceding section 2.1 as factor Y.

4. SERVICES AGREEMENT

4.1 Should the parties find it convenient, they may execute one or moreservices agreements to become in force and effect as of May 1, 2006 in order for MISOSA to render the services that COLLASUYO may require in order to operate efficiently and fulfil its corporate purpose.

4.2 In such event, the consideration that COLLASUYO shall pay to MISOSA for the services rendered by the latter shall be established at fair market value.

4.3 Should it be the case, the parties commit to negotiate in good faith to reach an agreement on the other terms and conditions of such services agreements.

5. MISCELANEOUS

5.1 Payments of any transfer price by COLLASUYO under this Framework Agreement shall be performed within eleven (11) months counted as from execution of the Transfer Public Deeds.

The necessary valuations shall be initiated as soon as possible by an independent valuator and their results shall be considered as part of the transfer price as soon as available. However, they must be completed sufficiently in advance to allow compliance by COLLASUYO with payment of the final transfer prices within eleven (11) months counted as from execution of the Transfer Public Deeds.

5.2 The parties undertake to perform any act and subscribe all and any public or private agreement, contract or document in order to fulfil their obligations and formalize the terms and conditions of this Agreement.

5.3 This Agreement shall be governed by the laws of the Republic of Peru.

IN WITNESS WHEREOF the authorised representatives of the Parties hereto have executed and made this Agreement effective as of the date first above written.

Francisco José Tong González
MINERA DEL SUROESTE S.A.C.

Emilio Javier Salas Tamayo
EXPLORACIONES COLLASUYO S.A.C.

<u>**EXHIBIT 1**</u>

	MINING PROPERTY	CODE	REGISTRATION
1	ACCHA - 3	01-01005-94	**File 20001880 (Cusco)**
2	ACCHA - 4	01-01006-94	**File 20001881 (Cusco)**
3	ACCHA - 5	01-01007-94	**File 20001882 (Cusco)**
4	JAGUAR 1	01-01647-02	**File 11019176 (Cusco)**
5	JAGUAR 2	01-01648-02	**File 11018884 (Cusco)**
6	GALIA	01-00897-03	**File 11033460 (Cusco)**
7	DEYNA	01-00899-03	**File 11033450 (Cusco)**
8	YNES	01-00901-03	**File 11033461 (Cusco)**
9	MELISSA 1	01-00902-03	**File 11033470 (Cusco)**
10	GRETA 1	01-00900-03	**File 11033474 (Cusco)**
11	GAVIOTA 1	01-00898-03	**File 11033449 (Cusco)**
12	EL SUSTO 1	01-01467-03	**File 11033448 (Cusco)**
13	ALCATRAZ 1	01-02393-03	**File 11040304 (Cusco)**
14	ALCATRAZ 2	01-02394-03	**File 11040306 (Cusco)**
15	ALCATRAZ 3	01-02395-03	**File 11040307 (Cusco)**
16	DOLORES 1	01-02427-03	**File 11040296 (Cusco)**
17	DOLORES 2	01-02496-03	**File 11040300 (Cusco)**
18	DOLORES 3	01-02163-04	**File 11040301 (Cusco)**
19	GORRION 1	01-03184-03	**File 11040302 (Cusco)**
20	URPI 1	01-03377-03	**File 11033431**

			(Cusco)
21	URPI 2	01-01630-05	In registration process
22	ATENAS 1	01-03448-03	File 11033434 (Cusco)
23	MINACCASA 1	01-01102-00	File 11015124 (Cusco)
24	MINACCASA 4	01-00427-01	File 11014613 (Cusco)
25	MINACCASA 5	01-00428-01	File 11014609 (Cusco)
26	SAYANI I	01-00772-04	File 11035008 (Cusco)
27	SAYANI II	01-00773-04	File 11035009 (Cusco)

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuers Name: Zincore Metals Inc.

Financial Year Ending, used in Calculating the participation fee: December 31, 2006

Complete Only One of 1, 2 or 3:

1. Class 1 reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		76,660,000	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B)) of the Rule)	X	0.88	
Market value of class or series	=	67,408,000	
			67,408,000 (A)
(Repeat the above calculation for each class or series of equity Securities of the reporting issuer that are listed and posted for trading, Or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			____(A)
Market value of corporate debt or preferred shares Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			____(B)
(Repeat for each class or series of corporate debt or preferred shares)			____(B)
Total Capitalization (add market value of all classes and series of Equity securities and market value of debt and preferred shares) (A) + (B) =			67,408,000
Total fee payable in accordance with Appendix A of the Rule			$3,200
Reduced fee for new Reporting Issuers (See section 2.8 of the Rule)			____
Total Fee Payable x Number of entire months remaining In the issuer's financial year / 12			
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)			____

2. **Class 2 Reporting Issuers (Other Canadian Issuers)**

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit	________
Contributed surplus	________
Share capital or owner's equity, option, warrants and preferred shares (whether such shares are classified as debt or equity for financial purposes)	________
Long term debt (including the current portion)	________
Capital leases (including the current portion)	________
Minority or non-controlling interest	________
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)	________
Any other item forming part of shareholders' equity and not set out specifically above	________
Total Capitalization	________
Total Fee payable pursuant to Appendix A of the Rule	________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

$$\frac{\text{Total Fee Payable} \quad \times \quad \text{Number of entire months remaining In the issuer's financial year}}{12}$$

3. **Class 3 Reporting Issuers (Foreign Issuers)**

Market Value of securities:
If the issuer has debt or equity securities listed or traded on a Marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number if the equity or debt securities outstanding at the end of The reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of Securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a Marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit	________
Contributed surplus	________
Share capital or owners' equity, option, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)	________
Long term debt (including the current portion)	________
Capital leases (including the current portion)	________
Minority or non-controlling interest	________
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)	________
Any other item forming part of shareholders' equity and not set out specifically above	________
Percentage of the outstanding equity securities registered in the name of an Ontario person X	________
Capitalization	________
Total Fee payable pursuant to Appendix A of the Rule	________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

$$\frac{\text{Total Fee Payable} \quad \times \quad \text{Number if entire months remaining In the issuer' financial year}}{12}$$

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

EARLY WARNING REPORT PURSUANT TO NATIONAL INSTRUMENT 62-103

AND

SECTION 101 OF THE SECURITIES ACT (ONTARIO)
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 176 OF THE SECURITIES ACT (ALBERTA)
SECTION 92 OF THE SECURITIES ACT (MANITOBA)

1. Name and address of the offeror

Southwestern Resources Corp. ("Southwestern" or the "Offeror")
Suite 1650, 701 West Georgia Street
Vancouver, B.C. V7Y 1C6

2. Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release and whether it was ownership or control that was acquired

On November 7, 2006, Zincore Metals Inc. ("Zincore" or the "Issuer") closed an initial public offering ("IPO") of 38 million of its common shares (the "Issuer Common Shares") at an offer price of $0.50 per Issuer Common Share. Immediately prior to the IPO, the Offeror directly owned an aggregate of 36.6 million Issuer Common Shares, which at that time was equal to a 100% interest in the Issuer. The Offeror acquired ownership of an additional 2 million Issuer Common Shares in the IPO; and, as of immediately following the IPO, the Offeror holds direct ownership of 38.6 million Issuer Common Shares (equal to 51.74% of the total current issued and outstanding Issuer Common Shares, without consideration to the potential exercise of any over-allotment options granted by the Issuer to underwriters in connection with the IPO).

Immediately prior to the IPO, 100% of Southwestern's shareholdings in Zincore were subject to certain escrow provisions established pursuant to an escrow agreement. Currently, 34 million of Southwestern's Issuer Common Shares are also subject to a two-year lock-up agreement. The net effect of these escrow and lock-up arrangements is that 4.6 million of the Issuer Common Shares owned by Southwestern became freely trading immediately following the listing of the Issuer Common Shares on the Toronto Stock Exchange (the "TSX"), and the balance of the Issuer Common Shares owned by Southwestern will be subject to a two-year lock-up period. (Please refer to Item 7 below for further detail)

3. Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release

The Offeror now directly owns 38,600,000 Issuer Common Shares (representing 51.74% of the total current issued and outstanding Issuer Common Shares).

4. Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (3) over which

(i) the offeror, either alone or together with any joint actors, has ownership and control

See Item 2. above.

(ii) **the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor**

See Item 2 above and Item 7 below.

(iii) **the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership**

Not applicable.

5. **Name of the market in which the transaction or occurrence that gave rise to the news release took place**

The Issuer Common Shares were listed on the TSX on November 8, 2006 in connection with the IPO.

6. **Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer**

The Offeror acquired the securities for investment purposes. The Offeror presently does not intend to increase ownership or control over additional securities of the Issuer.

7. **General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities**

A. Escrow Agreement

Pursuant to an escrow agreement (the "Escrow Agreement") dated as of June 1, 2006 among the Issuer, Computershare Investor Services Inc. (the "Escrow Agent") and the Offeror, as amended, the Offeror agreed to deposit into escrow 100% of its securities of the Issuer (the "Escrowed Securities") with the Escrow Agent. As the Issuer is classified as an "established issuer" under National Policy 46-201, the Escrow Agreement provides that the Escrowed Securities will be released from escrow in equal tranches at six month intervals over the 18 months following the listing of the Issuer Common Shares on the TSX (that is 25% of the Offeror's holdings being released in each tranche with an initial 25% tranche being released on the date the Issuer Common Shares are listed on the TSX).

B. Lock-Up Agreement

In addition to the Escrow Agreement, the Offeror has entered into a lock-up agreement (the "Lock-Up Agreement") with the Issuer and Computershare (as third party escrow agent) whereby 34 million Issuer Common Shares owned by the Offeror will be restricted from resale for a period of two years from the closing of the IPO, subject to the Offeror's ability to obtain a release from the lock-up as a result of certain events specified therein,

such as (a) a transfer provided the transferee enters into a similar lock-up agreement; (b) a pledge, mortgage or charge to a financial institution as collateral for a loan; (c) a bona fide offer for the Issuer Common Shares made to Issuer shareholders which, if accepted in whole or in part, would result in said offeror becoming a control person of the Issuer; (d) the acquisition by a person or persons of 20% of the issued and outstanding voting securities of the Issuer; or (e) in the event of a completed formal issuer bid, statutory arrangement, amalgamation, merger or similar reorganization involving the Issuer.

The 2.6 million Issuer Common Shares issued by the Issuer to the Offeror in payment of the principal amount of $1,300,000 outstanding under a bridge loan and the Issuer Common Shares acquired by the Offeror pursuant to the IPO are not subject to the Lock-Up Agreement. Consequently, the aggregate net effect of the Escrow Agreement and Lock-Up Agreement is that 4.6 million of the Issuer Common Shares owned by Southwestern became freely trading immediately following the listing of the Issuer Common Shares on the Toronto Stock Exchange (the "TSX"), and the balance of the Issuer Common Shares owned by Southwestern will be subject to a two-year lock-up period.

8. **Names of any joint actors in connection with the disclosure required by this report.**

Not applicable.

9. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.**

Since the date of incorporation, the Issuer has issued the following securities to the Issuer for the consideration specified below:

Number and class of securities	Price per security
1 Issuer Common Share	$1.00 (1) (2)
31,999,999 Issuer Common Shares	(2)
2,000,000 Issuer Common Shares	$0.10 (3)
2,600,000 Issuer Common Shares	$0.50 (4)

(1) Issued on September 21, 2005 as the incorporator's share.

(2) 31,999,999 additional common shares were issued upon subdivision of the one existing share on August 23, 2006 in connection with a restructuring of the Issuer.

(3) Issued by Zincore upon conversion on August 24, 2006 of a $200,000 loan to Zincore from Southwestern.

(4) Issued by Zincore as repayment of the principal portion of a $1,300,000 bridge loan made by Southwestern to Zincore.

10. **If applicable, a description of any change in any material fact set out in a previous report by entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities.**

Not applicable.

DATED at Vancouver, B.C. this 8th day of November 2006

Southwestern Resources Corp.
By: *"Thomas W. Beattie"*
Thomas W. Beattie
Vice President, Corporate Development

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: Zincore Metals Inc.

Fiscal year end date used to calculate capitalization: March 31, 2006

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) one (1) share	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) $ $0.50	
Market value of class or series	(i) X (ii) =	(A) $ 0.50
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B) N/A
Market value of other securities: (See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C) N/A
(Repeat for each class or series of securities)		(D) N/A
Capitalization (Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$ 0.50
Participation Fee (From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)		$600.00
New reporting issuer's reduced participation fee, if applicable (See section 2.6 of the Rule) Participation fee X Number of entire months remaining in the issuer's fiscal year / 12: $600 X 2 / 12	=	$100.00
Late Fee, if applicable (As determined under section 2.5 of the Rule)		3

National Instrument 43-101
Technical Report

Zincore Metals Inc.

Accha-Yanque Zinc Belt Project

Department of Cusco
Peru

L.D.S. Winter, P. Geo

August 31, 2006, revised 2 October, 2006

TABLE OF CONTENTS

List of Figures

List of Tables

SUMMARY (ITEM 3)

The Accha-Yanque Zinc Belt Project (the "Project") consists of 56 mining concessions over a 30 kilometre distance and covering approximately 44,931 hectares located 150 to 170 kilometres by road and 70 kilometres by air south from the City of Cusco in the Department of Cusco in southern Peru. Zincore Metals Inc. ("Zincore" or the "Company") owns the Project. At the north end of the property is the Accha (Titiminas) area and at the south is the Yanque area. A number of zinc prospects with limited prior exploration occur between these two deposits.

The Project area (the "Property") contains little infrastructure, however, by Peruvian standards, it is readily accessible. Power is available from the eastern national grid via a 138 Kilovolt line approximately 60 kilometres from the Project, a rail and all-weather road transport corridor passes approximately 50 kilometres to the east, a well maintained gravel road from Cusco to Santo Tomas transecting the entire project area.

The Accha-Yanque Zinc Belt Project is located in the southern part of the Pucara sedimentary basin at an elevation of approximately 4,300 metres in the Altiplano. The Titiminas Zone (the principal prospect) is hosted by limestones of the Ferrobamba Formation of Cretaceous age with mineralization being of the zinc-lead oxide type. The mineralization, which is contained within folded limestones, outcrops over widths of five metres to 50 metres. Faults displace the mineralization and possibly truncate it in places. The zinc mineralization occurs primarily as smithsonite (zinc carbonate) and hemimorphite (zinc silicate).

Minera del Suroeste S.A. ("MISOSA"), a subsidiary of Southwestern, initially acquired title to the Accha-Titiminas Area in 1994 and MISOSA transferred title to the Accha-Titiminas Area in December 2005 to Exploraciones Collasuyo S.A.C., a wholly owned subsidiary of Zincore. Work on the Accha-Titiminas Area to 1994 consisted of surface sampling and mapping which identified the Titiminas Zone, the Titiminas West Zone, the Titiminas North Zone, the Camp Zone and the Titiminas Southwest Zone. All areas consist mainly of smithsonite and zinc silicate mineralization in carbonates. Subsequent work by MISOSA has indicated zinc mineralization extending for at least 30 kilometres to the southwest and also to the south-southeast.

In 1996-1997, Cominco Ltd., now part of Teck Cominco Limited, which had the Accha-Titiminas Area under option from MISOSA constructed a road to the project area and carried out a program of exploration including approximately 900 metres of diamond drilling in five holes. This work established the continuity of the zinc-lead mineralization down dip and showed that there were several zones of zinc-lead mineralization.

Savage Resources Ltd. ("Savage") (which was acquired in 1999 by Pasminco Limited ("Pasminco")), evaluated the Accha-Titiminas Area between 1998 and 2001. The evaluation included the drilling of 19 diamond drill holes and 32 reverse circulation drill holes totaling 12,597 metres and the excavation of seven trenches for a total of 780 metres. Soil sampling to the west of the Titiminas Zone identified a number of zinc soil anomalies over a two kilometre strike length. Some of these are associated with smithsonite outcrops and old lead workings.

Two historical resource estimates under the AUSIMM JORC standards were calculated for the Accha-Titiminas mineral deposit using differing assumptions. In 1999 Kvaerner Metals ("Kvaerner"), under engagement to Savage, calculated an indicated mineral resource of approximately 7.0 million tonnes grading 8.9% zinc and an inferred mineral resource of 1.8 million tonnes grading 8.9% zinc. In 2000 Pasminco calculated an indicated mineral resource of approximately 3.8 million tonnes at 8.9% zinc and 1% lead and an inferred resource of 2.0

million tonnes grading 11.4% zinc and 1.9% lead under more conservative assumptions. These JORC resource estimates have not been reconciled to the mineral resource categories of NI 43-101 and sufficient work has not been done to classify these historical estimates as current mineral resources under NI 43-101. The Issuer believes these historical estimates may be relevant however has not done sufficient work to know if these historical resource estimates can be relied upon. The Issuer is not treating these historical estimates as current mineral resources as defined in NI 43-101.

The writer has calculated a NI 43-101 inferred mineral resource of 6.6 million tonnes at an average grade of 5.3% zinc and 3.5% lead for the Yanque area based on RTZ Mining and Exploration Limited ("RTZ") data.

Advancements in zinc oxide leaching technology have rendered these types of deposits much more attractive in recent years. Metallurgical testing has shown a 92% zinc recovery using leaching techniques.

The Accha-Yanque Zinc Belt Project contains a JORC mineral resource and hosts a number of untested zinc showings and occurrences. The Project has considerable merit and the potential for the discovery of additional mineralization. To advance the Project, a two phase program with a budget of CDN $9,108,000 is recommended. The decision to move from the Phase 1 exploration program (budget CDN$7,958,000) to the Phase 2 pre-feasibility program (budget CDN$1,150,000) would be contingent upon the identification of sufficient measured and indicated mineral resources and satisfactory engineering and testwork results as well as the recommendation of the Qualified Person.

INTRODUCTION (ITEM 4)

The original Accha exploration concessions were acquired by Southwestern in 1994 following surface mapping and sampling of a zinc and lead-rich gossan at the Titiminas showing. Cominco (now Teck Cominco Ltd.) drilled 5 holes during 1995-1996 but withdrew from the joint venture with Southwestern in 1997. From May 1998 through 2000 Savage (then Pasminco) in joint ventures with Southwestern, continued exploration of the area. Due to financial difficulties, Pasminco, in 2001, terminated the joint venture and the Accha-Titiminas Area reverted to Southwestern. In 2003 MISOSA, the Peruvian 100% owned subsidiary of Southwestern began regional prospecting and sampling to define additional zones of zinc-lead mineralization. This work continued with trenching being carried out in 2004 and drilling in the latter part of 2005.

Zincore is a wholly owned subsidiary of Southwestern, a publicly-traded mineral resource company listed on the Toronto Stock Exchange, and the writer was requested to prepare a 43-101 report for the Company for corporate purposes. The report provides a summary of the exploration work completed and the results obtained to August 31, 2006 on the Property. The report is based on technical information provided by the Company and Southwestern and publicly available reports and information. The Company information includes reports prepared by Cominco Peru SRL ("Cominco"), Savage, Kvaerner for Savage in January 1999 and Pasminco, November 2000 when these companies were in joint ventures with Southwestern.

The writer initially visited the Accha-Titiminas Area on July 15 and 16, 1994 at which time the writer made a sketch map of the showing and sampled the exposed gossan. The site was again visited by the writer in 1996 during the Cominco drilling program and most recently on December 15, 2005. The writer visited the Yanque Area on May 21, 2006.

RELIANCE ON OTHER EXPERTS (ITEM 5)

This report is prepared in compliance with NI 43-101 F1 and presents a review of the work done on the Property and the results obtained to August 31, 2006. The report was revised on October 2, 2006. The preliminary engineering and metallurgical studies and testwork (Items 1 and 2 of Phase 1) and the Pre-Feasibility Study (Phase 2) of the recommended budget and program were prepared by Mr. Paul Schmidt, P.Eng.

PROPERTY DESCRIPTION AND LOCATION (ITEM 6)

(a) The Project contains 56 mining exploration concessions (claims) covering approximately 44,931 hectares, 23 of which are held 100% by Exploraciones Collasuyo S.A.C. ("Collasuyo"), the 100% owned Peruvian subsidiary of Zincore. The remaining 33 are under application with the Peruvian government.

(b) The Project is located approximately 70 kilometres south of the City of Cusco, Peru in the cordillera of southeastern Peru, approximately 100 kilometres northwest of the Tintaya Copper Mine. The Project lies within Ingemmet Map Sheets 28R and 28S at 13°-58'S latitude, 71°-54'W longitude (Figure 1).

(c) The locations of the concessions are shown in Figure 2 and the pertinent details are tabulated in Table 1.

(d) Collasuyo's office is located in Lima, Peru and the concessions are subject to all the terms and conditions of Peruvian mining law.

(e) Figure 3 shows the concessions and the major areas of zinc mineralization within the concessions.

Table 1
Accha-Yanque Zinc Belt Project – Concessions Summary

CLAIMNAME	CLAIM NUMBER	DATE TITLE	MAP	OWNER	AREA TITLE HECTARES
ACCHA-3	01-01005-94	8/24/1994	28 - S	COLLASUYO	1,000.0000
ACCHA-4	01-01006-94	8/31/1994	28 - S	COLLASUYO	1,000.0000
ACCHA-5	01-01007-94	8/26/1994	28 - S	COLLASUYO	1,000.0000
PUYANI	01-01100-94	9/19/1994	29 - R	COLLASUYO	300.0000
JAGUAR 1	01-01647-02	2/20/2003	29 - R	COLLASUYO	800.0000
JAGUAR 2	01-01648-02	1/31/2003	29 - R	COLLASUYO	800.0000
GALIA	01-00897-03	8/27/2003	29 - S	COLLASUYO	200.0000
DEYNA	01-00899-03	8/27/2003	29 - S	COLLASUYO	500.0000
YNES	01-00901-03	7/25/2003	29 - S	COLLASUYO	1,000.0000
MELISSA 1	01-00902-03	7/10/2003	29 - S	COLLASUYO	1,000.0000
GRETA 1	01-00900-03	8/27/2003	29 - S	COLLASUYO	500.0000
GAVIOTA 1	01-00898-03	7/25/2003	29 - S	COLLASUYO	700.0000
EL SUSTO 1	01-01467-03	9/30/2003	29 - S	COLLASUYO	200.0000
ALCATRAZ 1	01-02393-03	11/12/2003	29 - R	COLLASUYO	300.0000
ALCATRAZ 2	01-02394-03	12/2/2003	29-R/29-S	COLLASUYO	929.5900
ALCATRAZ 3	01-02395-03	11/14/2003	29 - S	COLLASUYO	200.0000
DOLORES 1	01-02427-03	11/26/2003	29 - R	COLLASUYO	900.0000

CLAIMNAME	CLAIM NUMBER	DATE TITLE	MAP	OWNER	AREA TITLE HECTARES
DOLORES 2	01-02496-03	11/10/2003	29 - R	COLLASUYO	100.0000
DOLORES 3	01-02163-04	11/16/2004	29 - R	COLLASUYO	900.0000
GORRION 1	01-03184-03	3/9/2004	29 - S	COLLASUYO	600.0000
GORRION 2	01-03940-06		29 - S	COLLASUYO	1,000.0000
GORRION 3	01-03941-06		29 - S	COLLASUYO	500.0000
URPI 1	01-03377-03	3/18/2004	29 - R	COLLASUYO	500.0000
URPI 2	01-01630-05	8/31/2005	29 - R	COLLASUYO	200.0000
ATENAS 1	01-03448-03	2/12/2004	29 - S	COLLASUYO	600.0000
ATENAS 2	01-03927-06		28 - S	COLLASUYO	1,000.0000
ATENAS 3	01-03928-06		28 - S	COLLASUYO	1,000.0000
ATENAS 4	01-03929-06		28-S/29-S	COLLASUYO	1,000.00
ATENAS 5	01-03930-06		28-S/29-S	COLLASUYO	1,000.0000
ATENAS 6	01-03931-06		29 - S	COLLASUYO	1,000.0000
ATENAS 7	01-03932-06		29 - S	COLLASUYO	1,000.0000
ATENAS 8	01-03933-06		29 - S	COLLASUYO	1,000.0000
ATENAS 9	01-03934-06		29 - S	COLLASUYO	1,000.0000
ATENAS 10	01-03935-06		29 - S	COLLASUYO	1,000.0000
ATENAS 11	01-03936-06		29 - S	COLLASUYO	900.0000
ATENAS 12	01-03937-06		29 - S	COLLASUYO	1,000.0000
ATENAS 13	01-03938-06		29 - S	COLLASUYO	1,000.0000
ATENAS 14	01-03939-06		29 - S	COLLASUYO	1,000.0000
NADIA 1	01-03250-06		29 - R	COLLASUYO	900.0000
NADIA 2	01-03251-06		29 - R	COLLASUYO	1,000.0000
NADIA 3	01-03252-06		29 - R	COLLASUYO	1,000.0000
NADIA 4	01-03253-06		29 - R	COLLASUYO	1,000.0000
SABA 1	01-03254-06		29 - R	COLLASUYO	1,000.0000
SABA 2	01-03255-06		29 - R	COLLASUYO	1,000.0000
SABA 3	01-03256-06		29 - R	COLLASUYO	1,000.0000
SABA 4	01-03257-06		29 - R	COLLASUYO	900.0000
SABA 5	01-03258-06		29 - R	COLLASUYO	1,000.0000
SABA 6	01-03259-06		29 - R	COLLASUYO	800.0000
SABA 7	01-03260-06		29 - R	COLLASUYO	900.0000
SABA 8	01-03261-06		29 - R	COLLASUYO	1,000.0000
SABA 9	01-03262-06		29 - R	COLLASUYO	1,000.0000
LARISA 1	01-03263-06		28 - S	COLLASUYO	1,000.0000
LARISA 2	01-03264-06		28 - S	COLLASUYO	1,000.0000
LARISA 3	01-03265-06		28 - S	COLLASUYO	800.0000
LARISA 4	01-03266-06		28 - S/29 -S	COLLASUYO	700.0000
LARISA 5	01-03267-06		28-R/28-S/29-R/29-S	COLLASUYO	301.6605
				TOTAL	**44,931.25**

Exploration concessions in Peru are obtained by a "map staking" process whereby applications are submitted to the Peruvian government outlining the area to be acquired. Concession boundaries are determined by a geographic grid system.

No work commitments are required to hold the concessions, however, in general a "vigencia" payment of US$ 3.00 per hectare is required regardless of how long the concession is held. After the sixth year, if a minimum production has not been achieved or a minimum of US$ 60 per hectare in exploration expenditures has not been incurred, then a penalty tax from years 7 through 11 inclusive of US$ 6.00 per hectare is payable in addition to the vigencias. The vigencias and/or any penalty tax are payable between January 1 and June 30 of each year.

In the case of Accha concessions #3, #4 and #5, a penalty of US$ 6,000 was payable for each of the concessions and for Puyani a penalty of US$ 1,800 was payable before June 30, 2006 in addition to the vigencias of US $3,000 for each of the concessions and US$ 900 for Puyani. The payments in 2006 are based on the fact of no minimum production in 2005 after six years of having title. Sufficient work was done during 2005 on Accha #3 and #4, so penalties were not in fact required to be paid. For the rest of the concessions there were no

penalties, only normal vigencias for 2005. Both types of payments were made, as required, by June 30, 2006.

In 2007, the Company would be required to pay penalties of US$ 20,000 for each of the Accha concessions and US$ 6,000 for Puyani, if there are no exploration expenditures in 2006. If the drilling program proceeds as planned in 2006, however, there could be no penalty payments in 2007.

(f) There are no mine workings, tailings ponds, waste disposal areas or natural features of significance or improvements in the area.

(g) Zincore holds a 100% interest in 23 of the 56 mining exploration concessions through Collasuyo, and the remaining 33 concessions are under application to the Peruvian government. There is a 2% net smelter return royalty payable to a third party on the Puyani concession, with a buyout option of $US 1 million (the "Puyani NSR"). With the further exception of the Peruvian government's royalty, there are no other royalties or encumbrances to the Property. The Peruvian government's royalty is consideration that must be paid by all concession holders in Peru for the extraction of mineral resources. The mining royalty is between 1% and 3% of the value of the ore concentrate or equivalent, calculated in accordance with price quotations in international markets. The mining royalty payable is: (a) 1 % for annual sales of concentrates under US$ 60 million; (b) 2 % for annual sales of concentrates from US$ 60 million to US$ 120 million; and (c) 3 % for annual sales of concentrates in excess of US$ 120 million.

(h) There are no known environmental liabilities to which the Project is subject.

(i) Early stage exploration work does not require any permits, however, drilling programs require permits with the type of permit being affected by the type of program. Permits for the drilling programs have been applied for.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY (ITEM 7)

(a) The Project area is located in the high Andes Mountains at an elevation of 3,500 metres to 4,400 metres above sea level. This is the high alpine region, and is characterized by rugged mountain peaks, rocky landscapes and steep talus slopes barren of vegetation with intervening areas of more gently rolling tundra-like sectors.

(b) The Property is accessible by road.

(c) The Project area, which is 150 to 170 kilometres by road south of Cusco can be reached by a good quality gravel road 165 kilometres south from Cusco to Pumapuquio then by a single track road to the site. The Project area can also be accessed by road, 400 kilometres north from Arequipa. The section from Arequipa to Yauri (289 kilometres) is a relatively well-built and well-maintained coarse surfaced road in comparison to the remaining roads to the Property, which are narrower and poorly maintained.

(d) The climate at the elevation of the Property can be extreme, ranging in temperature from -20° Celsius to +20° Celsius. A rainy season in the summer months from November to April makes travel more difficult during this season, however, it is possible to work year-round.

(e) The Southeastern National Power Grid, a 138-kV transmission line that supplies power

from a substation near Cusco to the Tintaya mine, goes through the small town of Combapata located 60 kilometres east of the Project area. A rail line and all weather gravel road also pass along this corridor to the east.

(f) At the present time MISOSA has negotiated land use agreements with the local communities covering access to the area, the right to build roads and drill platforms and the right to diamond drill. Since the Project is at an early stage, no agreements have been negotiated as yet, covering water or surface rights for such things as tailings and waste disposal areas, heap leach pads or processing plant sites. There appears to be adequate water available in the area for any future mining operation and the topography would permit the location of tailings disposal areas, waste dumps and processing plant site.

HISTORY (ITEM 8)

Titiminas Area

MISOSA acquired title to the three concessions in the Accha-Titiminas Area in 1994. The Accha-Titiminas Area is located on Cerro Titiminas, meaning "lead mine". Initial work consisted of surface sampling and mapping which identified the Titiminas Zone, the Titiminas West Zone, the Titiminas North Zone, the Camp Zone and the Titiminas Southwest Zone. All zones consist of smithsonite and zinc silicate mineralization in carbonates.

In September 1995, MISOSA signed an agreement with Cominco granting Cominco the rights to a 50% interest in the three concessions in the Accha-Titiminas Area by producing a bankable feasibility study and by making cash payments of US$1.25 million. In 1995-1996, Cominco constructed a road to the Accha-Titiminas Area and carried out a program of exploration including 900.7 metres of diamond drilling in five holes. This work established the continuity of the zinc-lead mineralization down dip and showed that there were several zones of zinc oxide mineralization. Cominco terminated the agreement in 1997.

In May 1998, MISOSA signed an agreement with Savage granting Savage the right to earn a 51% interest in the Accha concessions by spending US$5 million over a four-year period. Savage could earn a further 19% interest (total 70%) by funding a feasibility study and providing all financing guarantees. In 1999, Pasminco acquired Savage and in 2001, the agreement was terminated when Pasminco experienced financial difficulty. The most significant work on the Accha-Titiminas Area, which consisted of trenching, reverse circulation ("RC") drilling and diamond drilling ("DD"), was completed by Savage/Pasminco.

Azulcancha Area

The Azulcancha Prospect is located 11.5 kilometres southwest of the Titiminas Area (Figure 4) and was discovered by Julio Chavez of MISOSA during a regional prospecting program in February 2003. On surface, silicified Ferrobamba limestones containing stringers of zinc-rich ankerite were observed. Subsequently, trenching followed by a small drilling program were carried out in 2004 and 2005 respectively (See Section 13, Drilling, for details).

Capayocc Area

The Capayocc Area is located 16 kilometres southwest of the Titiminas Area (Figure 4) and about 6.5 kilometres west of the Azulcancha Prospect. There are a number of mineralized zones containing zinc oxides hosted in Ferrobamba limestone. Several old workings are present at Capayocc and it appears that these were excavated for their silver content. Gossanous, zinc oxide-rich material is exposed in several places and trenching in 2004

showed the zone to be at least 500 metres in length. A limited drilling program was completed in late 2005 on this zone (See Section 13, Drilling, for additional details).

Caja and Yurac Areas

In 2003 MISOSA personnel sampled the Caja and Yurac Areas, 22 kilometres southwest of the Titiminas Area. Ferrobamba limestone units have been intruded by small quartz-feldspar and feldspar-hornblende porphyry dykes/stocks and zinc oxide mineralization of potential economic interest occurs as replacement type mineralization and in fault-hosted zones (See Section 12, Exploration, for details).

Puyani Area

Cerro Puyani, in the Puyani Area, is located approximately 7.5 kilometres east-northeast of the Yanque mineralization (25.5 kilometres southwest of the Titiminas Area). Here, various zinc oxide occurrences have been identified in the Ferrobamba Formation. In the adjacent Oscollo Area MISOSA did limited surface sampling in 2003 (See Section 12, Exploration, for additional information). The Puyani concession is subject to the Puyani NSR.

Yanque – Dolores Area

The Yanque Area is approximately 15 kilometres southwest of Capayocc and 30 kilometres southwest of the Titiminas mineral deposit. In the 1990's the concessions comprising this Area were held by RTZ. In 1995 and 1996, RTZ carried out an exploration program that consisted of prospecting, geochemical rock and soil sampling, stream sediment sampling, geological mapping and diamond drilling (See Sections 12, Exploration, and Section 13, Drilling, for details). MISOSA acquired the Yanque area in 2000 when RTZ failed to renew the concessions.

The Dolores concessions are immediately adjacent to the east of the Yanque Area. In 2003 MISOSA sampled the Churire and Minasccasa zinc oxide showings in Ferrobamba limestones within the Dolores 1 concession, which is adjacent to the west of the Apurimac batholith. Zinc-lead values of potential economic interest were obtained from the surface sampling (See Section 12, Exploration, for details).

GEOLOGICAL SETTING (ITEM 9)

Regional Geology

A major regional carbonate basin of Triassic-Cretaceous age, the Pucara Basin which extends for over 1500 kilometres in southern Peru is a major lead-zinc metallogenic province that is host to numerous economic mineral deposits. The Accha-Yanque Zinc Belt is located at the southern end of the Pucara Basin.

The basal units in the region belong to the Jurassic-Cretaceous Yura Group (Figure 4) consisting of black shales, quartzites and minor limestones of the Soraya Formation and red bed shales of the Mara Formation. These rocks are broadly contemporaneous with the Chicama and Goyllarisquizga Groups of central Peru. These units are unconformably overlain by the Middle to Upper Cretaceous Ferrobamba Formation consisting of micritic and bituminous silty limestones (about 500 metres thick at Accha). These rocks are the host for zinc mineralization in the Accha-Yanque Zinc Belt as well as copper skarn mineralization in the area. The Mesozoic rocks have been intruded by diorite-granodiorite of the Apurimac batholith believed to be Oligocene in age (Noble et al., 1984). The nearest intrusion to the Titiminas prospect is about four kilometres to the south. Puno Group sandstones and

conglomerates of probable Oligocene-Miocene age are more than 1.5 kilometres thick in the region, and unconformably overlie the Mesozoic rocks.

The fold-thrust belt in the Cusco region has a regional northwest-southeast structural grain, developed by early-mid Tertiary northwest-southeast compression. The Accha-Yanque Zinc Belt region is characterized by a major swing of the structural grain from northwest-southeast to east-west. This is due to the presence of a major crustal-scale Mesozoic-Tertiary intrusive complex (Apurimac Batholith) in the area and a crustal-scale easterly-trending basement structure. The two structures may be genetically linked.

Property Geology

WESTERN ZINC BELT

The northern end of the Apurimac batholith forms a "U" shape, opening to the south with the Accha-Titiminas Area being adjacent to the northern apex of the batholith (Figure 4). The other concessions comprising the Accha-Yanque Zinc Belt Project are located along the western and eastern edges of the batholith. The "Western Zinc Belt" extends for a distance of approximately 30 kilometres on a trend of 210° (S30°W) from the Accha-Titiminas Area while the "Eastern Zinc Belt" trends south-southeast from Titiminas (Figures 2, 3, 4 and 5).

ACCHA-TITIMINAS AREA

A geological map of the Accha-Titiminas Area is shown in Figure 6 and a stratigraphic column for the general area is shown in Figure 8. The following comments are primarily based on the work carried out by Cominco (Rosas et al, 1997) and Savage and Pasminco (Carman et al, 2000).

The Ferrobamba limestones within the area are subdivided into five divisions based on lithology. At Titiminas, the basal micrite sequence grades up to the altered and mineralized package, which consists of crackled, brecciated limestones and locally a bituminous, laminated argillaceous sequence with pronounced polymictic hydraulic breccias. Mineralization is hosted within stratabound brecciated and laminated limestones associated with two major thrust faults known as the Main and Middle Thrust zones that envelope mineralization and consist of puggy and broken clay matrix supported breccias which are interpreted as tectonic in origin. The total thickness of the brecciated sequence varies from 50 metres to 100 metres, while individual breccia hosts are continuous over 5 metres to 20 metres downhole. The breccias are polymictic, consisting of angular-sub-rounded limestone clasts and rare quartzite. Breccias are mostly supported by a carbonate-clay matrix and are poorly sorted with little or no apparent grading. Unmineralized stratabound breccias are recognized at the same stratigraphic level up to several kilometres away from Titiminas. Although karstic brecciation is observed in the Accha area, it is now considered that the main bodies of breccia are of hydraulic origin caused by fluid over-pressuring focused along pre-existing faults.

The Transitional Sequence, a crackle-breccia alteration halo related to the thrust faults, is located approximately 50 metres to 100 metres above and below mineralization. The hangingwall mineralization consists of massive micritic limestones overlain by cherty nodular limestones and silty, marly, finely laminated limestones which form the uppermost part of the sequence. The Lower Tertiary Puno group terrestrial conglomerates unconformably overlie the limestone sequence. Recent glacial tills have been recorded within the project area and overlie all units.

The Titiminas Zone lies on a broad anticline orientated west-northwest, parallel to the dominant Andean trend in the region. The main compressional deformation affecting the

limestones resulted in northward-verging folds and thrust faults. While the limestones at Titiminas are commonly tightly folded, the basal Soraya formation quartzites are underformed and appear to have acted as a solid "basement". Deformation within the Puno group is restricted to monoclines and open folds indicating sedimentation was syn or post the period of major deformation.

Strikeslip and transtensional northeast-trending faults in places truncate the Titiminas mineralization, while some may also have focused it. East-trending subvertical down-to-the-north normal faults appear to post-date mineralization. The easterly-trending Main and Middle Thrusts, the major faults within the area, are the immediate hangingwall and footwall to mineralization.

The Areas that comprise the Western Zinc Belt are shown in Figures 2, 3, 4 and 5 and from northeast to southwest are:

Mineralized Area	Claim Group
Azulcancha	Deyna, Ynes, El Susto, Melissa 1, Gaviota 1, Greta 1
Capayocc	Urpi 1 and 2, Saba 1 to 6
Yurac – Oscollo	Alcatraz 1, 2 & 3
Puyani	Puyani
Churire – Minasccasa	Dolores 1, 2 & 3, Saba 7, 8 & 9
Yanque	Jaguar 1 & 2, Nadia 1 to 4
Accha	Accha 3, 4 & 5, Larisa 1 to 5

On the western side of the Apurimac batholith is a broad open anticline that, in the Yanque Area to the southwest, trends northeasterly. However, to the northeast the trend of the axial plane curves to the north and passes about four kilometres west of the Capayocc mineralization. This anticlinal uplift exposes the red bed shales and quartzites of the Lower Cretaceous Mara Formation in its axial region and the overlying Ferrobamba Middle Cretaceous limestones are present on the limbs of the fold to the west and east. To the east, the Ferrobamba trends north-south in the Dolores Area, northeasterly through the Puyani Area then north-south again in the Alcatraz Area. In the Dolores Area, dips are moderate to steep to the east where the Ferrobamba formation is in contact with the Apurimac batholith. In the Puyani sector dips are generally 15°-30°SE while to the north they become moderate (45° +/-) to the east. Further to the north in the Azulcancha region, the Cretaceous sediments trend northeasterly.

The Yanque Area lies within the axial region of the northeast-trending anticline with the result that the predominant rock units in the area are those of the Mara formation. Overlying them in this area are Ferrobamba limestones and calcareous breccias. These units generally trend east-west and dip to the south and southeast at low to moderate angles although there are some reversals. The uppermost unit, measuring about 800 metres in diameter appears to be a relatively flat-lying diorite sill considered to be related to the Apurimac batholith. Steeply dipping faults in the area trend northwesterly (Carman et al, 1996).

The Apurimac batholith is dioritic to granodioritic in composition and within the Dolores 1 claim, in the Puyani Area and at the Yurac showing, small quartz-feldspar porphyry dykes

and sills have been mapped (Chavez, et al., 2003). In the Caja Area in claim Alcatraz 2, Chavez et al (2003) have mapped small stocks/dykes of feldspar-hornblende porphyry. These appear to be late phase offshoots from the Apurimac batholith.

All the known zones of zinc-lead mineralization from Titiminas in the north to Yanque in the southwest lie with a 210° (S30°W) trending corridor parallel to sub-parallel to the contact of the Apurimac batholith. It is suggested that there may be some large-scale regional fault structure trending about 210° that has influenced both the localization of the mineralization and the western limit of the batholith.

EASTERN ZINC BELT

Two mineralized areas are located on the eastern border of the Apurimac batholith, south-southeast of the Accha-Titiminas Area. These are the Atenas Concession and the Gorrion Concession, approximately 20 kilometres and 28 kilometres southeast of Titiminas respectively. The Atenas and Gorrion Concessions both host replacement style, zinc oxide type, gossaniferous mineralization hosted in Ferrobamba limestones, close to the axial region of a north-northwest trending regional anticline and the Mara Formation – Ferrobamba Formation contact. Very limited work has been done on these concessions.

DEPOSIT TYPES (ITEM 10)

All of the known areas of mineralization from the Yanque Area in the southwest through to the Accha-Titiminas Area, as well as the two showings on the eastern side of the batholith, show very similar gossaniferous, zinc-lead oxide type mineralization, however, since the Accha-Titiminas Area has been most extensively explored, it will be used as the "deposit type".

The main minerals present in zinc oxide type deposits are:

Hemimorphite – $Zn_2(OH)_2SiO_3$: 54.2% Zn
Smithsonite – $ZnCO_3$: 52% Zn
Willemite – Zn_2SiO_4: 63.2% Zn
Cerussite – $PbCO_3$: 77.5% Pb
Goethite – FeOOH
Limonite – Fe_2O_3
clay minerals

Originally, the Titiminas zinc-lead mineralization was considered to be of the Mississippi Valley Type ("MVT") in which the original primary minerals were zinc and lead sulphides. The current gossaniferous material containing mainly oxides, carbonates and silicates was thought to have been produced by supergene – surface weathering – processes of the primary sulphides. However, as work on the mineralized zone progressed and comparisons were made to other similar zinc oxide type deposits, the MVT model was brought into question. It is now considered that the Accha-Yanque Zinc Belt mineralization is of the zinc oxide type as represented by the Skorpion deposit of Anglo American Corp. in Namibia and the Vazante deposit in Minas Gerais State, Brazil for example.

In the Titiminas Area, gossans rich in zinc carbonates, silicates and oxides are exposed at surface over an area measuring about 300 metres by 100 metres. Drilling shows that the oxide mineralization is continuous along strike to the west for at least 500 metres and is continuous to the south. Figure 7 outlines the mineralization defined by past drilling (the Pasminco historical resource blocks in blue) and the potential for expanded mineralization to the west (to be tested in the Phase 1 drill program) as defined by recent mapping and compilation by Southwestern.

Mineralization is hosted by a dark grey laminated and bituminous silty limestones 100 metres – 150 metres thick near the middle of the Ferrobamba Formation. Massive buff-coloured and well-bedded micrites containing minor chert nodules form the footwall and hangingwall sequence. Dolomitization is rare, while alteration associated with the oxide mineralization is mostly goethite-clay. Anhydrite beds, which may have been chemically or tectonically removed at Titiminas, are known in the same stratigraphic sequence about two kilometres to the southwest.

Mineralization is contained within stratabound breccias. The total thickness of the brecciated sequence varies from 50 metres to 100 metres, while individual breccia hosts are continuous over 5 metres to 20 metres. The breccias are polymictic, consisting of angular – sub-rounded limestone clasts and rare quartzite. Breccias are mostly supported by a carbonate-clay matrix and are poorly sorted with little or no apparent grading. Unmineralized stratabound breccias are recognized at the same stratigraphic level up to several kilometers away from Titiminas. Although karstic brecciation is observed in the Accha area, it is uncertain whether the main bodies of breccia are of karstic, tectonic or intrusive-related origin or some combination of types.

Due to the intense oxidation and iron-oxide development in surface outcrops at Accha, the primary mineral textures are difficult to decipher. Outcrops of the mineralized sequence generally indicate one of three textural styles: (a) fluid over-pressuring, (b) replacive mineralization, or (c) open-space mineralization. Textures which indicate fluid pressure are paragenetically older and may have nothing to do with the mineralization except in the preparation of the host rocks by upgrading porosity – permeability. Both replacive and open-space filling textures are associated with zinc mineralization.

Hydraulic breccias are ubiquitous, occurring both in the stratabound breccias and the hangingwall / footwall sequence. These breccias consist of jigsaw-fit textures cemented predominantly by calcite. Abundant stylolitic fractures within the micritic hangingwall / footwall sequence are filled with calcite. Rhythmically banded limestones with bedding-parallel calcite veins described as "zebra rock" form a narrow zone a few metres thick in the footwall at Accha. These are similar in texture to dolomitized zebra structures at San Vicente and are considered as evidence of fluid pressure in basinal brines prior to mineralization.

Titiminas is located close to the hinge of an anticlinal dome structure which plunges abruptly to the east at about 50°, but more gently to the west. The southern limb of the anticline dips at about 55° to the SSW, while the northern limb has been truncated and down-faulted by an east-trending fault system. Within the dome, mineralization appears to be restricted between two thrust zones and the mineralization appears to pinch out when the thrusts merge, suggesting a structural control to the mineralization.

Intrusive rocks are associated with zinc mineralization in some areas, mineralization is spatially associated with the Apurimac batholith and associated minor elements (arsenic, thorium, molybdenum and strontium) are typically considered to be related to granitoid rocks.

In summary, it is considered that the Accha-Yanque Zinc Belt mineralization occurs in breccias of probably both sedimentary and tectonic origin, that the mineralization is structurally controlled, that mineralization occurs mainly as oxides and carbonates and there is at least a spatial association with granitoid intrusive rocks. It may be that the zinc oxide-carbonate deposits were formed by oxide-rich hypogene hydrothermal fluids that had their source in or were produced by the Apurimac batholith.

MINERALIZATION (ITEM 11)

Titiminas Area

Gossans rich in zinc carbonates and zinc oxides are exposed over an area of about 300 metres by 100 metres at the Titiminas prospect (Figure 9). Drilling has indicated oxide mineralization up to 50 metres thick which is continuous across a strike length of 700 metres and to a depth of at least 500 metres below the surface. Mineralization at Titiminas lies in the hinge of an anticlinal dome structure that plunges abruptly to the east at about 50° and about 35°-40° to the west. The southern limb of the anticline dips at about 55° to the south-southwest, while the northern limb has been truncated by faults (Figure 10).

Zinc minerals consist mostly of smithsonite and hemimorphite with lesser willemite and sauconite. The mineralization mostly occurs as breccia fillings with abundant iron oxide, calcite, galena and clays. Botryoidal open-space fill textures are common within the high-grade zinc horizons. Petrographic studies suggest that the secondary zinc minerals have formed due to oxidation of primary sphalerite (Carman et al., 1999). The grade of the mineralization from the drilling at Titiminas is typically in the range from 4% Zn to 25% Zn with the widths of the mineralized zones varying from 5 metres to 30 metres, and in some cases up to 50 metres.

Minor sulphides have been recorded from three diamond drill holes and one RC hole. The form of the sulphide minerals consists of a very pale fine sphalerite, coarser disseminated galena and banded to rosette pyrite. The development of the sulphide mineralization coincides with a specific part of the mineralized zone where the Middle Thrust deviates from the base of the mineralized sequence in the core of the doubly plunging anticline and where a thickened crackle breccia sequence uniquely occurs. Oxide mineralization has been recorded to depths of 500 metres in drill holes.

There is abundant crystalline hematite within the mineralized zone. The hematite appears to develop where there is little or no zinc grade and is interpreted as alteration of primary pre-mineralization pyrite. Alteration associated with the mineralization consists mostly of iron oxides, clay, calcite and "altered" crackled limestone. Within the transitional sequence, a broad calcite vein "crackle" halo developed approximately 100 metres above and below the mineralized sequence, interpreted as evidence of fluid over-pressuring and/or thrust faulting.

Dolomitization is not well developed, although the minor presence of dolomite has been confirmed by microprobe analyses. Minor pseudo-textures after evaporite have been observed. Calcitic pseudomorphs after a crystalline (evaporitic?) mineral are developed within the mineralized stratigraphy at Titiminas.

Titiminas Southwest Zone

One hole, RC99_PA31 (203 metres) was completed at the Titiminas Southwest prospect during the Pasminco drill program to follow up on SA_08 (Savage Drill Hole). Previous soil sampling and trenching along a thrust contact between the Ferrobamba Formation and Puno Group had discovered barite, galena, sphalerite, pyrite and smithsonite mineralization. Mineralization and gossan development appears to be compartmentalized by northerly cross faults. The drill hole was targeted beneath a trench which returned 18 metres at 6.5% zinc and 1.1% lead. The hole intersected a variably faulted gypsum altered limestone sequence from 109 metres to 173 metres and was completed at 203 metres in the Puno Group. No base metal mineralization was observed.

Camp Zone

One diamond hole DD00PA_37 (201.95 metres) and three RC drill holes RC99PA_32 (93 metres), RC99PA_33 (113 metres) and RC99PA_34 (185 metres) were targeted on soil, geological and geophysical anomalies at the Camp prospect by Pasminco. RC99PA_32 was targeted down plunge of a soil and trench anomaly within a laminated sequence. The hole intersected a dark argillaceous to bituminous limestones interpreted as the "Laminated Sequence". However, a gypsum bearing thrust at 71 metres indicates the limestones exist as only a thin thrust sheet above the Mara Formation, which limits potential for further work in this part of the prospect.

RC99PA_33 and RC99PA_34 intersected laminated, pyritic, brecciated bituminous limestone interpreted as the Laminated Sequence from 16 metres to 35 metres and 59 metres to 176 metres respectively. This is the only appearance of a well-developed Laminated Sequence away from the Titiminas Area. However, size potential is once again limited by a thrust contact with the underlying Tertiary Puno Group.

PA_37, drilled to test a 14 times background induced polarization (IP) chargeability anomaly, was completed at 201.95 metres within the Camp prospect. The hole intersected brecciated and faulted limestone to 91.3 metres, followed by sheared Mara Formation (red clay). From 138 metres a five-metre block of brecciated limestone and altered intrusive (diorite) with pyrite (5%) and colloform banded sphalerite in a matrix of breccias (7.75 metres at 0.1% zinc) was encountered. Ubiquitous disseminated pyrite was also present in intrusive clasts. From 143 metres to 150 metres a highly altered intrusive dioritic sill? with abundant fine disseminated pyrite and chlorite was intersected. The hole was completed in quartzites of the Soraya formation. Due to the suspected IP anomaly being due to the pyritic quartzites the anomaly has not been followed up.

Western Zinc Belt Mineralization

In the Azulcancha showing Ferrobamba limestones are silicified and contain stringers of zinc-rich ankerite and trenching exposed typical gossans containing high zinc values. The gossaniferous zones occur as mantoes, trend at 050°, dip 40° southeast and are up to 60 metres thick. Channel samples, 1.2 metres to 2 metres in length within excavated trenches, typically returned zinc grades between 2.5% and 18% with lead grades being in the 1% to 2% range.

The Capayocc Area contains a number of zinc oxide-rich mineralized zones hosted in Ferrobamba limestones. Gossaniferous material outcrops in several places and in trenches over an east-west length of at least 500 metres in altered limestones. Widths of the zinc-rich gossans in the trenches vary from 50 metres in the west to about 2 metres in the east. Two metre long channel samples from trenches generally returned zinc assays from less than 1% to over 30% with lead values being from less than 1% to over 5%.

Within the Alcatraz claim group, prospecting, trenching and sampling by MISOSA have shown the presence of typical zinc-rich gossans in Ferrobamba limestones. Mineralization consists mainly of gossans rich in hemimorphite and smithsonite with remnant galena and pyrite in very small quantities.

On trend to the southwest in the Puyani Area, old mine workings and recent work by MISOSA demonstrate the presence of typical gossans in Ferrobamba limestones with dominant zinc minerals being hemimorphite and smithsonite with occasionally remnant galena and pyrite grains.

In the Dolores Area at Minasccasa, there are several gossan zones that were mined in the past for silver. Here zinc-rich gossans extend over a north-south distance of 1.3 kilometres. In general, the gossans are small, however, the overall exposure is poor which may explain the small size of the exposed gossans. Channel samples from the Minasccasa trenches yielded zinc grades from 7% to 27.5% and lead values between 11.75% and 30%.

Yanque Area

Within the Yanque Area geological mapping, prospecting, soil and rock sampling and drilling of 13 short holes indicated the presence of zinc-lead oxide mineralization over an area measuring 1200 metres by 400 metres (Carman et al, 1996).

Zinc-lead mineralization post-dates the major brecciation event and occurs in veins and fractures which cut the calcareous units and as matrix replacements of the original breccias. Zinc mineralization in outcrop consists entirely of secondary oxide-carbonate minerals (hemimorphite, smithsonite, zincite, Mn-Zn oxide minerals). Lead mineralization occurs both as galena and cerrusite. Limonites after pyrite occur sporadically, although the system appears to be generally pyrite-poor. Drill intersections at Yanque have zinc values from 1.4% to 6.8% with corresponding lead values of 1% and 6.1% (see also Table 3).

The overall form of the mineralized bodies are not well understood and require significantly more drilling for this to be achieved. On the basis of the available data, RTZ (Carman, 1996) considered that several tabular bodies each up to tens of metres thick and possibly inter-connected, host oxide Zn mineralization (1%-10% combined) in calcareous breccias within 100 metres of the surface. This mineralization is continuously exposed over an area of approximately 1200 metres by 400 metres. Within this larger mineralized interval, high-grade bodies (+15% combined Pb-Zn) occur locally in fault or breccia controlled pods. A general zonation of Zn-rich mineralization overlying Pb-rich mineralization was observed in several drill holes.

Only one significant sulphide intersection was found (YAD010) underlying the intrusive (Table 3). This intersection, in bituminous layers within quartzite and shale, contains about 5% pyrite on average.

Eastern Zinc Belt Mineralization

The occurrences in the Atenas and Gorrion Concessions southeast of Titiminas are reported by MISOSA personnel to host the same type of zinc-lead oxide mineralization in Ferrobamba limestones.

EXPLORATION (ITEM 12)

Titiminas Area

The initial work at Titiminas was carried out by MISOSA followed by Cominco (Rosas et al, 1997), Savage and Pasminco (Carman et al, 2000). The Titiminas, Camp and Titiminas West prospects were mapped at a scale of 1:2,500. A regional 1:10,000 geological compilation was also created (Figure 6). A total of 201 rock chip samples were taken during the mapping program. A total of 4,643 soil samples that were taken on the Accha-Titiminas Area outlined the Titiminas, Camp, Titiminas Southwest and Titiminas West zones. In addition, a broad anomaly north of Titiminas (Titiminas North) and another anomalous zone 4 kilometres west of Titiminas West were identified by this survey. A total of 26 stream sediment samples were also taken over the Property.

Cominco trenched several of the gossanous outcrops in 1995 and Savage retrenched and resampled seven trenches for a total of 800 metres sampled. Continuous channel samples over two metre intervals were taken in all trenches. In total, 1,355 samples were analyzed from 1,073 metres sampled in the two trenching programs. Only the Savage trench results were used in the resource calculation (Section 19).

Three different geophysical surveys have been completed over the Accha-Yanque Project to aid in the definition of mineralization and structure. In August 1999, Zonge Ingenieria y Geofisica (Chile) S.A. undertook a Controlled Source Audio Magneto Telluric (CSAMT) survey. Three traverses were completed for a total distance of 5.35 line-kilometres. The aim of the CSAMT survey was to map sub-surface resistivity variations associated with mineralization and structure. The high contact resistance in the area prevented the use of a dipole source so a square transmitter loop was utilized. The position of the loop was too close to the traverses, reducing the number of useable field frequencies available for inversion. However, the high resistivity of the formations resulted in a depth of investigation of approximately one kilometre.

The technique clearly defined the known mineralization on line 186900E as well as defining a number of the major structures in the area. An interesting moderately conductive feature was defined towards the northern end of line 187200E at a depth of approximately 150 metres.

In September 1999, seven traverses, of 100 metre Pole-Dipole IP surveying, were completed by Val d'Or Geofisica (Peru) S.A. ("Val d'Or") for a total distance of 17.4 line-kilometre. The IP survey was undertaken to detail the known mineralization and also detect and define chargeability and resistivity anomalies associated with mineralization and structure. Both the resistivity and chargeability data clearly defined the known mineralization. A number of other anomalies were also delineated. However, most of the chargeability anomalies are believed to be sourced by the pyritic quartzite. The resistivity data defined the faulting and major thrusting in the area.

A comparison of the Dipole-Dipole and the Pole-Dipole IP configurations in resistive terrains was also undertaken using line 186900E as a test. The data quality (repeatability and decay smoothness) of the Pole-Dipole data for 'n' levels 3, 4, 5 and 6 was far superior to that of the Dipole-Dipole data.

In April 2000, Val d'Or undertook a ground GPS/Magnetometer survey over the Accha-Titiminas Area for a total of 101 line-kilometre. The mean line spacing for the survey was 100 metres with a nominal station spacing of 10 metres. The principle objective of the ground magnetic survey was to look for a deep magnetic source under the area of mineralization that might be a heat engine or source for mineralizing fluids. Additionally the magnetic data could aid in the definition of structures throughout the area. Interpretation of the data could define a possible east-northeast magnetic zone striking under the Accha-Titiminas Area. The anomalous zone is characterized by a small amplitude long wavelength magnetic low. The depth to the top of the source of the anomaly would be over one kilometre. There are more intense magnetic anomalies overprinting this area. Outcropping or shallowly buried Puno Formation rocks source these higher intensity anomalies.

Other Areas

The Yanque Area is approximately 15 kilometres southwest of Capayocc and 30 kilometres southwest of the Titiminas Area. In the 1990's the Yanque Area was held by RTZ. In 1995 and 1996, RTZ carried out an exploration program that consisted of prospecting, geochemical rock and soil sampling, stream sediment sampling, geological mapping and diamond drilling (See Sections 12, Exploration and Section 13, Drilling, for details).

MISOSA personnel carried out a program of regional prospecting and sampling in 2003 extending southwest from the Titiminas Area to the Yanque Area. This program was continued in 2004 and in addition, trenching, sampling and preliminary mapping in the Azulcancha, Capayocc, Alcatraz and Dolores Areas was completed. A total of 94 samples were collected from the areas with samples generally having sample lengths of one metre to two metres. Zinc and lead values showed a wide range from less than 100 parts per million to high values of over 30% for both lead and zinc. In the northern areas, samples were generally zinc-rich while in the south in the Dolores Area samples generally showed a Pb-Zn ratio close to 1.

DRILLING (ITEM 13)

Titiminas Area

Cominco drilled five diamond drill holes for 900.7 metres during 1995-1996 as part of its joint venture with Southwestern (A_01 to A_05). Cominco intersected high-grade zinc oxide mineralization in several of the holes but withdrew from the joint venture in 1997. In May 1998, Savage signed a joint venture agreement with Southwestern to explore the Titiminas Area. From June 1998 through January 1999, Savage completed 24 RC holes (SAC_01 to SAC_24) and 11 additional diamond drill holes for 7651.1 m (SA_6 to SA_16), plus seven trenches for 800 metres. Pasminco, from August 1999 to June 2000, completed eight RC holes and eight diamond holes for 4,946.5 metres (PA_25 to PA_40).

To date, 56 holes have been completed at the Titiminas prospect for 13,498 metres and Table 2 summarizes the drill campaigns to the present time.

Table 2
Accha Drill Campaigns – Titiminas Area

Company	Program Aim	Period	RC Holes	DD Holes	Total Metres
Cominco	Reconnaissance Testing	1995-96		5	900.7
Savage	Oxide Resource Drilling	1998-99	24	11	7651.1
Pasminco	Sulphide Ore Search	1999-2000	8	8	4946.5
Total		**56 Holes**	**32 RC Holes**	**24 DD Holes**	**13,498.3**

Drilling methods consisted of face sampling RC and HQ, NQ and at times BQ diamond core drilling. Recovery for the RC methods was good, although at times no recovery was achieved in the wet and puggy, oxidized, mineralized zones with the most extreme case being SAC_06 from 265 metres to 277 metres. Recovery for HQ and NQ core was good (>95%), however, BQ core recoveries were poor (>60%).

Yanque Area

RTZ, through its Cusco office, completed a diamond drilling program, which consisted of 1,320 metres in 13 holes, at the Yanque prospect between March and July 1996. The location of the drill holes is shown in Figure 11, an east-west section is shown in Figure 12 and the drill hole co-ordinates and assay results are presented in Table 3. The holes were drilled within an area measuring about 1,200 metres by 400 metres.

The drilling as well as the surface mapping and sampling indicated that the Yanque zinc-lead mineralization is hosted predominantly by brecciated sedimentary units. Higher grade mineralization occurs in brecciated limestones and within the calcareous portions of polymictic breccias which consist of clasts of Mara Formation shales and Ferrobamba limestone. Some clasts of intrusive rock (diorite-granodiorite) are found within the breccias and in particular adjacent to the intrusive rock contact in the hangingwall.

Exploration of the Yanque Area mineralization is at an early stage so the overall form of the mineralized zones is poorly understood. The mineralization at Yanque was interpreted by RTZ (Carman, 1996) to consist of several tabular bodies up to tens of metres thick that may be connected over an area measuring 1,200 metres by 400 metres. Within this area, higher grade zones (>15% combined lead + zinc) occur locally in fault or breccia controlled pods.

Apart from the occasional stringer of galena or disseminated pyrite grain the lead-zinc mineralization is of the zinc oxide type. Drill hole YAD010 intersected a zone of about 5% pyrite on average in bituminous layers in quartzite and shale immediately underlying the intrusive.

Table 3
Accha-Yanque Zinc Belt Project – Yanque Area
RTZ Drill Holes & Results – 1996

Drill Hole	UTM Co-ordinates (m)		Elevation (m)	Length (m)	Inclination (degrees)	Azimuth (degrees)	Intersections		Zn (%)	Pb (%)	Comments
	Easting	Northing					From (m)	Length (m)			
YAD001	815375	8430965	3555	81.25	-90	0	1.0	10.0	3.1	1.0	Breccia
							31.0	8.8	0.8	1.8	Breccia
YAD002	815435	8430780	3575	100.00	-90	0	2.5	21.4	5.8	1.1	Breccia
							60.0	19.0	0.5	6.7	Breccia
YAD003	815590	8430785	3565	70.00	-90	0	7.3	23.5	4.3	1.2	Breccia
YAD004	815650	8430540	3570	82.00	-70	250	8.6	52.4	6.8	6.1	Breccia
YAD005	815500	8430595	3590	130.25	-90	0	88.3	42.2	1.4	2.7	Breccia
YAD006	815720	8430970	3612	80.40	-65	270	37.6	10.7	3.4	9.4	Breccia
YAD007	815795	8430785	3610	127.70	-90	0	70.2	14.0	3.5	6.2	Breccia
YAD008	815830	8430225	3535	162.00	-90	0	23.7	4.0	2.7	0.01	Breccia
YAD009	815730	8430385	3545	83.10	-90	0	12.0	9.25	1.8	0.4	Diorite
							64.0	7.4	1.5	2.9	Breccia
YAD010	815940	8430625	3580	N/A	-90	0	104.35	22.15	1.3	1.8	Quartzite
YAD011	N/A	N/A	N/A	N/A	N/A	N/A	45.2	23.35	1.6	0.6	Breccia
YAD012	N/A	N/A	N/A	N/A	N/A	N/A	30.4	13.35	2.1	0.25	Breccia

NOTE: Hole YAD013 reported as drilled, however, no information available as to coordinates, etc.
NOTE: The intersection lengths are considered to be true widths since all but two holes are vertical and the mineralized zones appear to be flat-lying to gently dipping. The writer was not able to determine the core recoveries in the Yanque drilling.

Other Areas

The Azulcancha and Capayocc Areas were trenched in the 2004 program and returned significant assays up to 15% zinc across 10.0 metres. Both areas were tested in late 2005 by a drill program consisting of 12 short drill holes for a total of 1,128 metres. At Capayocc, 10 holes were completed for a total of 650.05 metres (Table 4). The objective of the program was to trace out both down-dip and along strike the zinc oxide – type mineralization observed in the surface trenches. Three holes CAP-A1, CAP-A7 and CAP-A8 confirmed that the mineralization continued in depth and is open to the north, east and west. The other holes intercepted concentration of iron oxides (hematite and goethite) carrying anomalous values in copper. The results from holes CAP-A1, CAP-A7 and CAP-A8 are presented in Table 5.

Table 4
Accha-Yanque Zinc Belt Project – Diamond Drill Hole Data
Capayocc and Azulcancha Areas

CAPAYOCC AREA

HOLE-N°	UTM EASTING	UTM NORTHING	ELEVATION	AZIMUTH	Core Size: NTW Hole Degree	EOH (m)
DDH-CAP-01	822346.20	8443150.00	4426.11	N180	-45.00	67.15
DDH-CAP-03	822366.20	8443150.00	4427.95	N180	-45.00	50.60
DDH-CAP-A1	822390.60	8443170.70	4419.50	N190	-31.00	33.00
DDH-CAP-A2	822386.40	8443210.00	4407.00	N180	-32.50	61.00
DDH-CAP-A3	822379.40	8443225.10	4412.00	N188	-33.00	41.30
DDH-CAP-A4	822357.40	8443200.00	4412.00	N197	-32.00	76.40
DDH-CAP-A5	822432.60	8443186.10	4412.00	N179	-33.00	75.50
DDH-CAP-A6	822417.60	8443171.40	4421.00	N351	-34.00	6.40
DDH-CAP-A7	822417.60	8443171.60	4421.00	N351	-45.00	57.50
DDH-CAP-A8	822447.70	8443177.40	4425.30	N358	-33.50	59.50
DDH-CAP-A9	822539.00	8443076.00	4440.00	N172	-50.00	41.70
DDH-CAP-A10	822654.00	8443226.00	4390.00	N343	-35.00	80.00
						650.05

AZULCANCHA AREA

HOLE-N°	UTM EASTING	UTM NORTHING	ELEVATION	AZIMUTH	Core Size: NTW Hole Degree	EOH (m)
DDH-AZU-01	180551.20	8444458.00	4247.00	N331	-45	78.20
DDH-AZU-03	180580.80	8444445.90	4240.90	N331	-34	78.60
DDH-AZU-04	180543.40	8444430.70	4240.00	N331	-34	83.10
DDH-AZU-06	180526.00	8444421.00	4245.00	N347	-34	66.40
DDH-AZU-A1	180603.40	8444363.70	4235.00	N331	-45	78.20
DDH-AZU-A2	180729.00	8444476.00	4228.00	N321	-34	93.40
						477.90
					TOTAL	**1127.95**

NOTE: NTW Core Size is approximately the same as HQ.

Table 5
Accha – Yanque Zinc Belt Project – Capayocc Drilling Results

Hole	Intersection (m)		Zn	Comments
	From	Length		
CAP-A1	0.00	2.11	35.38	mineralization fault controlled.
	14.18	1.34	6.72	
CAP-A7	0.72	3.82	12.62	3 m lost core – width of mineralization would be 6.82 m.
CAP-A8	24.06	2.54	5.48	mineralization fault controlled.

The reported results are all core lengths and at this point the true attitude/dimensions of the mineralized zones are unknown therefore the true width of the mineralization is unknown.

The drilling was carried out by Bradley MDH SAC using a Gopher drill and NTW core. Supervision, logging and sampling were conducted by MISOSA personnel.

No significant mineralization was encountered in the Azulcancha drilling. The holes may have been drilled in the wrong direction due to some ambiguity in the actual dip of the units in the area.

In the 1990's Pasminco drilled one hole in the area of the Puyani prospect. The hole, which was drilled about 300 metres distant from the mineralization, was barren. It is considered that Pasminco probably drilled the hole based on an incorrect model or incorrect understanding of the trend of the mineralization.

SAMPLING METHOD AND APPROACH (ITEM 14)

Titiminas Area

All core sampled was half sawn and sampled at 0.2 metres to 3.0 metre intervals. RC samples were riffle-split to 3 kilograms on one metre to three metre intervals from the initial drill interval. Bulk density measurements were undertaken by Kvaerner on ten samples from drill hole SAC_07 between 315.95 metres and 335.80 metres using the lost water method. The results varied from 2.54 to 4.03 tonnes per cubic metre with an average of 3.48 tonnes per cubic metre.

A review of the Cominco and Savage data did not identify any specific descriptions of sampling methods and techniques except for the drill core and RC samples.

Due to the gossanous nature of the zinc oxide mineralization, it is considered that there may have been recovery and sampling problems in the Savage drilling programs. Also, no zinc oxide standards were available at the time of the Savage and Pasminco work. As a result, Pasminco recommended a re-assay check program in company with a zinc oxide standard. Previously, Kvaerner noted that no holes were surveyed downhole and recommended duplicate and replicate sampling and Pasminco acted on these recommendations in its drill campaign.

The bulk density or specific gravity values used in the resource estimate are questionable in that Pasminco considered the zinc oxide mineralization to be of a low density and lower than the 3.5 average value used by Kvaerner. Zincore is planning a program of sampling to determine a more reliable bulk density factor (H. Marsden personal communication).

The results from Pasminco's hole twinning program are presented in Section 16, Data Verification.

SAMPLE PREPARATION, ANALYSES AND SECURITY (ITEM 15)

Cominco (Rosas, et al., 1997) reports that the mapping, logging and sampling were carried out by Cominco personnel and that the rock, geochemical and drill core analytical results were done by ICP techniques. It is reported that the geochemical samples were processed at the Cominco Peru lab with the analyses being done in Vancouver, however, no lab is specified.

Neither Savage nor Pasminco have commented on the analytical procedures of the laboratories utilized for the various drill campaigns. A review of Assay Certificates and Certificates of Analysis reveal that SGS del Peru S.A. and ALS Geolab S.A. were utilized for

analyses. Both are international labs that have a high degree of professionalism and a good reputation in the industry. The author has not reviewed the certification or registration of the laboratories or analytical procedures in the 1990's when the work was done. There is no reporting of the security procedures undertaken during the collection and transport of the samples during the Caminco, Savage or Pasminco programs.

In the RTZ reports describing its work in the Yanque Area up to 1996 it is noted that Anamet laboratories was used, however, analytical procedures, sample preparation or security measures were not reported. The reported analytical results suggest that lead and zinc were determined by dissolution followed by an "ore grade" method of analysis while other elements were determined at the geochemical level by a multi-element analytical technique.

Southwestern has previously developed a Quality Control / Quality Assurance (QC/QA) program for the Project which Zincore will follow. MISOSA has used, and Collasuyo will continue to use, the ALS Chemex analytical lab in Lima, Peru where all samples are crushed to -80 mesh and then pulverized to greater than 85% passing a 200 mesh screen. The pulps are treated by aqua regia digestion followed by AAS finish for zinc and lead. Multi-element analyses (34 elements) are done by the ICO-AES technique. The ALS Chemex Lima laboratory that received samples from MISOSA is registered to ISO 9001:2000 for the "provision of assay and geochemical analytical services" by QMI Management Systems Registration.

DATA VERIFICATION (ITEM 16)

The quality control procedures for the drilling campaigns undertaken by Cominco and Savage would not meet with current standards of practice for downhole survey control and independent verification of results by analysis of standards and duplicate and replicate analysis for the determination of accuracy and precision. The data from these earlier campaigns should be viewed with some caution, however, a review of the data does not suggest that there is any concern for contamination of the results or systematic error. Also, the grade estimates from RC drilling versus core drilling must be taken into consideration, as there appears to be a consistently higher grade from the RC drilling.

The quality of assay data during the bulk of the drilling in the main Titiminas deposit needs review, as no oxide standard was available during the drilling of holes A_01 through to SAC_24. As all drill rejects exist at site, Pasminco recommended that a small re-assay check program with a zinc oxide standard be conducted to determine the reliability of the results. Savage also did not undertake random duplicate or replicate check analyses. Kvaerner also noted that no holes were surveyed downhole and recommended a systematic duplicate and replicate sampling and independent analytical program. These recommendations were acted upon by Pasminco in its 1999-2000 drill campaign.

Three pairs of RC/DD holes were twinned to test for repeatability of results between RC and diamond holes. The RC method did not appear to "smear" the grade downhole, however, the zinc grade was higher in most of the RC twin holes.

Diamond Twin	**RC Twin**
SA_09 - 10.8 m at 3.2% Zn from 143.0 m	SAC_08 - 9 m at 2.6% Zn from 143 m
SA_09 - 18.1 m at 2.9% Zn from 163.6 m	SAC_08 - 16 m at 4.3% Zn from 165 m
SA_11 - 8 m at 7.1% Zn from 3.0 m	SAC_10 - 8 m at 10.3% Zn from 3 m
SA_11 - 17 m at 3.5% Zn from 15.0 m	SAC_10 - 18 m at 8.1% Zn from 18 m
SA_13 - 19.7 m at 7.8% Zn from 10.1 m	SAC_13 - 23 m at 9.4% Zn from 12 m

Kvaerner and Pasminco have utilized the data to make resource determinations and the author has relied on their acceptance of this data for their estimates.

Southwestern relied on the expertise of its joint venture partners in conducting its exploration under best practice guidelines. Previous partners directed the exploration with their own field personnel while diamond drill contractors and geophysical contractors were engaged to conduct those activities. Kvaerner was engaged to review all exploration practices for Savage and was satisfied that the data could be used to make a resource determination.

The writer originally visited the Titiminas Area in 1994 and carried out a program of mapping and sampling. In particular, the sampling confirmed the presence of a zone of significant zinc-lead-iron oxide mineralization in the Main Zone as well as mineralization in other areas. From the writer's review of the Kvaerner (Savage) and Pasminco work, it is considered that the results presented by Kvaerner (Savage) and Pasminco are a fair and accurate representation of the technical data, however, due to the elapsed time between when the Kvaerner (Savage) and Pasminco work was done and the writer's review no check sampling of drill core or drill cuttings was done. The writer discussed the recent regional work by MISOSA with MISOSA personnel and also reviewed the MISOSA exploration data, however, no verification of the data has been conducted. Similarly, in preparing the inferred resource estimate, the writer had access to RTZ data on the Yanque Area, however, none of the data was verified independently due to the elapsed time between when the RTZ work was done and the writer's review.

Southwestern has previously developed a Quality Control / Quality Assurance (QC/QA) program which will be implemented by Zincore during any subsequent sample and/or drilling programs in the Accha-Yanque Zinc Belt Project. Sets of zinc oxide standards and blank samples are being prepared and they will be inserted into the sample stream on a pre-determined pattern. In addition, duplicate samples will be taken on a regular basis and samples will be check assayed by a second laboratory.

Zincore is also planning to carry out a set of measurements on drill core and rock samples to arrive at a best estimate of the bulk density or specific gravity of the zinc oxide mineralization. The bulk density values used to date in the resource estimates are considered to be unreliable.

ADJACENT PROPERTIES AND MINERAL BELTS (ITEM 17)

The Triassic to Cretaceous Pucara Basin is a major zinc-rich metallogenic province that hosts numerous economic mineral deposits of the Mississippi Valley, sedimentary exhalative, distal intrusive related and lead-zinc-copper skarn replacement deposit types. Kvaerner tabulated the pre-production lead-zinc-copper resource estimates in the Pucara Basin in central and southern Peru of major significance (Table 6).

Table 6
Lead-Zinc-Copper Resources of the Pucara Basin *

Project	Tonnes		Grade		
	(millions)	Zn (%)	Pb (%)	Cu (%)	Ag (g/t)
Antamina	500	1		1.2	
Cerro de Pasco	100	8			
San Gregorio	70	7	2		

San Cristobal/Hauripampa	20	8	3		
San Vicente	20	10			
Atacocha/Milpo	20	6	3		150
Rauro	20	10	2	0.4	
Huanzalla	15	10	5		
Iscaycrutz	6	14			

* These mineral resource estimates are reported by Kvaerner and may not comply with the definition ascribed to the term by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves. The writer has not verified this information nor is this information indicative of economic mineralization in the Accha-Yanque Zinc Belt Project. It is presented only to indicate that the area is zinc-rich and does host deposits of economic interest.

MINERAL PROCESSING AND METALLURGICAL TESTING (ITEM 18)

In its Metallurgical Summary of the Accha Project (Titiminas), Pasminco (Freeman, 2000) reported on the results obtained from three test programs carried out by Lakefield Laboratories in both Chile and Canada, by Optimet labs, Adelaide, Australia and Metcon labs, Sydney, Australia. The same information was reviewed by a GTI – Matomo Joint Venture (GTI – MJV) (deWet and Lathwood, 2005).

Test work consisted of mineralogical studies on the Accha-Titiminas Area mineralization, sulphuric acid leaching (including zinc leach efficiency and acid consumption), treatment of silicate minerals, solvent extraction and electrowinning ("SX/EW"), flotation of zinc oxides, heap leaching and dense media separation ("DMS").

GTI-MJV considered the various options against the following criteria:

1. Is the technology proven at an industrial scale and in particular for similar zinc mineralization?

2. Is the technology proven through testwork elsewhere or for Accha?

3. Has the technology been proven to be technically applicable to Accha mineralization?

4. Has the technology been tested against the variability of the mineralization and what further work may be required.

5. What are the main concerns or potential flaws from a technical point of view?

From a purely technical point of view, GTI – MJV considered the most appropriate option to be the sulphuric acid/SX/EW route for the following reasons:

1. It is a proven technology at the Skorpion Zinc Project of Anglo American Corp. in Namibia;

2. The work done on the Accha-Titiminas Area indicated that the conditions required for leaching are quite usual for the classical electrolytic zinc silicate leaching route and also they are similar to those used for Skorpion; and

3. It is the least likely to be affected by the inter-grown nature of the zinc and gangue minerals as the grind size can be reduced without significantly impacting on downstream processing. This is one of the key issues still to be resolved for the flotation option and could impact significantly on overall recovery achievable.

GT1-MJV also indicate that a final decision on the preferred option can only be made after due consideration of the relevant economic factors and upfront beneficiation benefits through flotation and/or DMS. There are two main processing routes to be considered, namely direct leach/SX/EW and upfront beneficiation followed by leach/SX/EW.

The metallurgical test work to date indicates that the Accha-Titiminas mineralization can be treated with a proven technology, however, additional work will be required to determine the optimum approach. No test work has been done on the Yanque mineralization, which appears to be very similar to that at Titiminas.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES (ITEM 19)

Two historical resource estimates were calculated for the Titiminas Area using differing assumptions. These estimates were prepared by Kvaerner for Savage in 1999 (Goodman, et al, 1999) and in 2000 by Pasminco (Hudson, et al., 2000) using the AUSIMM guidelines for the estimation of resources under the JORC Code. These JORC mineral resource estimates have not been reconciled to the mineral resource categories of NI 43-101. The Company believes these historical mineral resource estimates may be relevant however has not done sufficient work to know if they can be relied upon. The Company is not treating these historical estimates as current mineral resources as defined in NI 43-101.

Titiminas contour data was created from a photo reconstitution at a scale of 1:2500 within the central area and 1:5000 outside the central area. All drill holes and trenches were located in the field by theodolite relative to five reference points related to the reconstituted data.

Sample data was obtained from Reverse Circulation (RC) drill cuttings and HQ, NQ and at times BQ diamond drill core. Recovery from the RC drilling was generally good although at times there was no recovery in wet and clay-rich oxidized zones. Recovery with HQ and NQ core was generally >95%, however, with BQ core the recovery was only >60%.

Savage completed a total of 800 metres of trenching and sampling in 7 trenches. Samples were continuous chip samples over the entire length of each trench. In general the trenches had a zinc grade that was 156% higher on average than the drill hole intersection samples. This is considered to be due to zinc enrichment close to the current surface.

Three pairs of RC/diamond drill holes were twinned for comparison purposes between RC and diamond drill holes. The zinc grade was generally higher in the RC holes (See Section 14, Data Verification). In the Pasminco 2000 - Geological Compilation, Resource Calculation and Report of Activities, Vol. 1 (Hudson, Carmen, Salinas and McInnes, 2000) the differences in the zinc grades between twinned reverse circulation (RC) and diamond drill holes are noted. The Pasminco authors did not speculate on the reasons for the differences, however, they noted that the reverse circulation holes generally gave higher values than the diamond drill holes. Pasminco used the assay results in their resources estimate from both reverse circulation and diamond drill holes at "face value", no attempt was made to reconcile the differences as indicated by the three sets of twinned holes. Pasminco noted that the issue should be evaluated further should more work be done at Accha. Note: Three drill hole pairs from a total of 56 are not a statistically significant sample and it is the writer's opinion that to have used the results from the three sets of twinned holes to "factor" the assay results in the other drill holes would have been inappropriate.

No oxide zinc standards were available at the time of drilling so there may be some question as to the quality of the zinc analyses.

Kvaerner (for Savage) used a polygonal method on a length-weighted average of drill hole intersections to prepare its resource estimate. They also used a 2.5% Zn cut-off grade provided by Savage based on a natural break in the sample population on a cumulative frequency histogram. A bulk density of 3.5 tonnes per cubic metre was used by Kvaerner based on drill core measurements. Results from ten diamond drill holes, 21 RC drill holes and 7 trenches totaling 780 metres were used to prepare the resource estimate.

The Pasminco resource estimate was also done using a simple polygonal method and length-weighted averages of drill hole intersections. Sections at 50 metre spacings were given a 25 metre +/- burden and the bulk density was assumed to be 3.0 tonnes per cubic metre. Pasminco considered the 3.5 bulk density used by Kvaerner to be incorrect due to the low density nature of the oxidized mineralization. Pasminco used a 3.0% Zn cut-off grade based on probability plots and cumulative frequency histograms.

The two historical resource estimates which the Company is not treating as current mineral resources as prepared by Kvaerner (for Savage) and Pasminco are presented in Table 7.

Table 7
Accha-Yanque Zinc Belt Project
Historical Resource Estimates – Titiminas Area

	Savage Estimate 1999				Pasminco Estimate 2000	
	Zn %	Tonnes		Zn %	Pb %	Tonnes
Indicated	8.9	7,056,070		8.9	1.0	3,762,174
Inferred	8.9	1,831,739		11.4	1.9	1,994,331

The Pasminco estimate represents a 35% loss from the Kvaerner estimate. This loss is attributable to 3 factors:

1. A more conservative interpretation of the continuity of mineralization;

2. The lower assumed bulk density (specific gravity) which contributes to a 14% reduction in tonnage; and

3. The higher cut-off grade used by Pasminco.

The apparent zinc grade differences between the three sets of twinned reverse circulation and diamond drill holes was not taken into consideration by Pasminco in calculating their resource estimates. If this relationship, upon further testing, turns out to be true for all reverse circulation holes compared to all diamond drill holes then the overall average grade will be affected. At this point, it is not known whether the reverse circulation assay results or the diamond drill hole assay results provide the better estimate of the true grade.

It is the writer's opinion that the Pasminco estimate is probably a better approximation as to the actual resource in the Titiminas Zone, however, until the questions of the continuity of mineralization, the true bulk density or specific gravity and the disparity in zinc grade between twinned reverse circulation and diamond drill holes have been satisfactorily resolved, even the Pasminco estimate should be viewed with caution.

The writer prepared an inferred resource estimate for the Yanque mineralization based on the work by RTZ (Carman, 1996). Five holes, YAD001 to YAD004 inclusive and YAD006 were used in preparing the estimate (Figure 11). A cut-off grade of 3% Zn was used in the calculation with no consideration being given to the lead grade since it may not be recovered in a zinc leaching operation.

The inferred resource estimate was calculated using horizontal polygons since the mineralization is flat-lying to gently dipping and the drill holes are generally vertical (90°) with 2 holes at 65° and 70°. This provides intersections that are approximately true width. Where there was an adjacent hole the mineralization was projected half-way to the next hole if this was consistent with the geology. External to each hole, the projection was 50 metres. In the case of holes YAD001 and YAD006, the mineralization was only projected 100 metres east of YAD001 and 100 metres west of YAD006 (Figure 11).

To be consistent with the Titiminas Area resource estimates, a bulk density or specific gravity of 3.0 was used. However, as indicated previously a program of bulk density verification will be carried out by the Company to determine an appropriate bulk density factor to be used in the future.

The inferred mineral resource estimate using the above considerations and parameters is 6.6 million tonnes at an average grade of 5.3% Zn and 3.5% Pb. This mineralization is contained within a zone or zones that are flat-lying to gently dipping and occur within approximately 40 metres of surface.

Table 8
Accha – Yanque Zinc Belt Project
Inferred Resource Estimate – Yanque Area
Winter Estimate 2006

	Zn%	Pb%	Tonnes
Inferred	5.3%	3.5%	6,600,000

OTHER RELEVANT DATA AND INFORMATION (ITEM 20)

There is no additional relevant data or information.

INTERPRETATION AND CONCLUSIONS (ITEM 21)

The Accha-Yanque Zinc Belt is located in southern Peru in the southern part of the Pucara Basin which is recognized as a major zinc-rich metallogenic province hosting a number of economic mineral deposits. The Accha-Yanque Zinc Belt is comprised of a number of zinc oxide-type occurrences, showings and mineral deposits extending in a zone, peripheral to the northern, northeastern and northwestern edge of the Apurimac batholith of Oligocene – (Miocene) age.

In total, there are at least 17 recognized areas of zinc oxide-type mineralization with the two major areas being Titiminas on the northern end of the Apurimac batholith and Yanque about 30 kilometres to the southwest at the southwestern end of the Western Zinc Belt.

It is considered that mineralization occurs in breccias of probably both sedimentary and tectonic origin, that the mineralization is at least in part structurally controlled, that

mineralization occurs mainly as oxides, carbonates and silicates and that there is a spatial relationship with granitoid intrusive rocks. The main host rocks are breccias in Ferrobamba limestones of Middle to Upper Cretaceous age. The origin of this type of mineralization is not well understood, however, this type of deposit is recognized on a worldwide basis with the Skorpion deposit in Namibia and the Vazante deposit in Brazil being two deposits of this type that are currently being exploited.

Metallurgical test work on mineralization from the Titiminas mineralization has indicated that the mineralization is amenable to treatment by currently available and proved technology.

Goodman et al, 1999, in the Kvaerner report for Savage indicated that due to the large widths of the mineralization in the Accha-Titiminas Area that the near surface part of the zone could be mined by open pit methods with a low stripping ratio. In addition, deeper extensions of the mineralization could be accessed underground through adits. The writer is in agreement with this approach and also suggests that if the mineralized zone at Yanque is economic then it too could be exploited by open pit mining methods.

It is considered that the Accha-Yanque Zinc Belt has the potential to host the tonnage required, probably in two or three deposits combined, for a viable mining/metallurgical operation in the area. It is considered that the objectives of continuing exploration programs should be twofold. The first main objective would be to further define the Titiminas and Yanque Areas so that confident resource estimates can be developed for both areas. The historic estimates prepared by Savage and Pasminco on the Accha – Titiminas Zone may not be reliable, for reasons including the lack of zinc oxide type mineralization standards at the time of the Savage and Pasminco work on the Accha-Titiminas Zone, the uncertainty as to a proper bulk density or specific gravity value, questions as to the continuity of mineralization and the discrepancy in the zinc grade between three sets of twinned reverse circulation and diamond drill holes. The Company is currently addressing the matter of zinc oxide standards and an appropriate specific gravity or bulk density. Additional closely spaced drilling will be required to better define the continuity of the mineralization and to upgrade the resource estimate. To deal with the grade discrepancy between reverse circulation and diamond drill holes, a program of twinned drill holes will be required so that a set of statistically significant results can be obtained that will show the grade relationship between the assay results from samples from the two types of drill techniques. It is considered that when these procedures are implemented then a current resource estimate can be prepared.

The second main objective would be to continue the regional exploration program so as to find new areas of mineralization and also to better define the numerous currently identified occurrences and showings.

RECOMMENDATIONS (ITEM 22)

The Accha-Yanque Zinc Belt Project is considered to be of merit with excellent development and exploration potential. To advance the Project, programs of geological mapping, sampling, geophysics and trenching followed by drilling will be required on currently recognized showings and occurrences. Regional prospecting will also be required throughout the Belt as a means of identifying new areas of mineralization. Detailed drilling and associated studies will be required in the Accha-Titiminas and Yanque Areas in order to adequately define the mineral resources of the Project. To meet these objectives, a two phase exploration and pre-feasibility program and budget (Canadian funds) as presented in Table 9 is recommended for the Project. The decision to move from the Phase 1 exploration program to the Phase 2 pre-feasibility program would be contingent upon the identification of sufficient measured and indicated mineral resources and satisfactory engineering and metallurgical studies and testwork results as well as the recommendation of the Qualified

Person.

Table 9
Zincore Metals Inc. – Accha-Yanque Zinc Belt Project
Recommended Program and Budget – Phase 1

1.	Regional Mapping, Prospecting		
	- Airphotos & base maps, modeling	$45,000	
	- Personnel	43,000	
	- Transportation	6,000	
	- Meals and Accommodation	6,000	
	- Analyses	10,000	
	- Travel, communications	10,000	$120,000
2.	Permitting and Land Maintenance	$ 50,000	$50,000
3.	Titiminas Area – drilling		
	- Resource expansion and definition drilling: 20,000 @ $150/m	$3,000,000	
	- Personnel	75,000	
	- Transportation	25,000	
	- Meals and Accommodation	25,000	
	- Analyses	30,000	
	- Reports, Supervision, etc.	45,000	$3,200,000
4.	Yanque Area – drilling		
	- Resource expansion / definition and exploration drilling: 10,000 m @ $150/m	$1,500,000	
	- Personnel	70,000	
	- Transportation	27,000	
	- Meals and Accommodation	25,000	
	- Analyses	33,000	
	- Reports, Supervision, etc.	45,000	$1,700,000
5.	Capayocc, Azulcancha, Puyani – drilling		
	- Exploration drilling: 4,000 m @ $150/m	$600,000	
	- Personnel	20,000	
	- Transportation	8,000	
	- Meals and Accommodation	12,000	
	- Analyses	15,000	
	- Reports, Supervision, etc.	25,000	$680,000
6.	Preliminary Engineering and Metallurgical Studies ai Testwork – Titiminas Zone		
	- Metallurgical testwork – base case	$160,000	
	- Metallurgical testwork – investigation of options	40,000	
	- Preliminary Engineering studies	70,000	
	- Prime consultant	300,000	
	- Baseline and environmental work	70,000	
	- Consultants	40,000	
	- Management, supervision, etc.	70,000	$750,000

7.	Preliminary Engineering and Metallurgical Studies a Testwork – Yanque Zone		
	- Metallurgical testwork – base case	$160,000	
	- Metallurgical testwork – investigation of options	40,000	
	- Preliminary Engineering studies	70,000	
	- Prime consultant	300,000	
	- Baseline and environmental work	70,000	
	- Consultants	40,000	
	- Management, supervision, etc.	70,000	$750,000
	Sub-Total		$7,250,000
	Contingency (~10%)		708,000
	Phase 1 TOTAL		**$7,958,000**

Phase 2

1.	Combined Pre-Feasibility Study – Titiminas and Yanque		
	- Metallurgical testwork – base case	$180,000	
	- Engineering studies	65,000	
	- Prime consultant	400,000	
	- Baseline and environmental work	100,000	
	- Consultants	75,000	
	- Management, supervision, expenses, etc.	180,000	
	Combined Pre-Feasibility Study – Titiminas and Yanque		$1,000,000
	Sub-Total		$1,000,000
	Contingency (~15%)		150,000
	Phase 2 TOTAL		**$1,150,000**

As noted above, the decision to move from the Phase 1 exploration program to the Phase 2 pre-feasibility program would be contingent upon the identification of sufficient measured and indicated mineral resources and satisfactory engineering and testwork results as well as the recommendation of the Qualified Person. If both phases are implemented, the total expenditure would be $9,108,000.

REFERENCES (ITEM 23)

1. Boni, M., Gilg, H.A., Aversa, G., and Balassone, G., 2003
   The "Calamine" of Southwest Sardinia: Geology, Mineralogy and Stable Isotope Geochemistry of Supergene Zinc Mineralization. Bulletin of the Society of Economic Geologist (Volume 98 / Number 4, page 731).
2. Bradford, J.A., 2002
   Accha Property, Department of Cusco, Peru, Technical Report 43-101 for Southwestern Resources Corp. 19 p., 3 Tables, 13 Figures, 1 Appendix.
3. Carman, G.D., 1996
   Memoranda, maps, CD's re exploration program results, RTZ Mining and Exploration Limited, Sucursal del Peru, Yanque Zinc Project.
4. Carman, G.D., et al., Pasminco Limited, 1999
   Geologia y Progresso de la Exploracion del Yacimiento de Accha en el Departamento del Cusco, Peru, 6 p., 5 Figures.
5. Chávez, J., 2005
   Resultados Geológicos en las áreas de Azulcancha, Jormenta y Capayocc, Informe Interno. Minera del Suroeste S.A.C.
6. Chávez, J., 2004
   Exploraciones al Sureste y Suroeste de Accha. Informe Interno. Minera del Suroeste S.A.C.
7. Chávez, J., 2003
   Exploraciones al Noreste de Yanque-Puyani (Suroeste de Accha), Informe Interno. Minera del Suroeste S.A.C.
8. Goodman, R.H., Tilyard, P., and Stagg, R.N., 1999
   Kvaerner Metals, Accha Zinc Prospect, Peru, Technical Appraisal for Savage Resources Ltd.
9. Hitzman, M.W., Reynolds, N.A., Sangster, D.F., Allen, C.R., and Carman, C.E., 2003
   Classification, Genesis and Exploration Guides for Non-sulfide Zinc Deposits. Bulletin of the Society of Economic Geologists (Volume 98 / Number 4, page 685).
10. Hudson, M., Carman, G., Salinas, C., McInnes, D., 2000
    Accha Joint Venture, Geological Compilation, Resource Calculation and Report on Activities 1997-2000, Volumes 1-3, 5 Appendices. Pasminco Exploration.
11. Hudson, M., Carman, G., Salinas, C., McInnes, D., 2000
    Accha Joint Venture Information Memorandum, Metallurgical Testwork Review, Pasminco Exploration.
12. Hudson, M., Carman, G., Salinas, C., McInnes, D., 2000
    Geological Compilation, Resource Calculation and Report on Activities. Pasminco Exploration.
13. Lathwood, A., 2005
    Accha Metallurgical Review GTI-Matomo JV, Southwestern Resources Corp., Job No. 1565-001, Document Ref: Accha Report Rev. 02. Matomo Projects (PTY) Ltd.
14. Noble, D.C., McKee, E.H., Eyzaguirre, V.R., and Marocco, R., 1984
    Age and Regional Tectonic and Metallogenetic Implications of Igneous Activity and Mineralization in the Andahuaylas – Yauri Belt of Southern Peru: Economic Geology, v. 79, p. 172-176.
15. Paterson, J., 2004
    Overview of the Accha-Yanque Zinc Belt, Southern Peru, Southwestern Resources Corp., internal document, 6 p., 1 Figure, 10 photos.
16. Rosas, S.A., Montoya R.M., and Chavez, P., Erick, 1997
    Proyecto Accha, Informe Annual de Exploracion 1996 for Cominco (Peru) SRL, 28 p., 20 Tables, 28 Figures, 13 Appendices, 31 photos, 17 maps and sections.

17. Soares Monteiro, L., Bettencourt, J.S., Juliani, C., de Oliveira, T.F., 2005
The Vazante Non-sulfide zinc deposit, M.G., Brazil: stable isotope geochemistry and regional evolution of the hydrothermal system. Workshop Non-sulfide Zn-Pb Deposits-Iglesias 21-23 Abril.
18. Winter, L.D.S., 1996
Joint Venture Field Visit to Accha Property, unpublished report for Southwestern Gold Corp.
19. Winter, L.D.S., Cannuli, M., Bradford, J.A., 1995
Accha Property, Summary Report for Southwestern Gold Corp., 4 p., 1 Figure, 2 Appendices.

DATE (ITEM 24)

Dated this 31st Day of August, 2006, and revised 2 October, 2006.

ADDITIONAL INFORMATION (ITEM 25)

Not applicable.

ILLUSTRATIONS (ITEM 26)

CERTIFICATE OF AUTHOR

L.D.S. Winter
1849 Oriole Drive, Sudbury, ON P3E 2W5
(705) 524-4106
(705) 524-6368 (fax)
email: winbourne@bellnet.ca

I, Lionel Donald Stewart Winter, P. Geo. do hereby certify that:

1. I am currently an independent consulting geologist.
2. I graduated with a degree in Mining Engineering (B.A.Sc.) from the University of Toronto in 1957. In addition, I have obtained a Master of Science (Applied) (M.Sc. App.) from McGill University, Montreal, QC.
3. I am a Life Member of the Canadian Institute of Mining, a Member of the Prospectors and Developers Association of Canada, a Fellow of the Geological Association of Canada, a Registered Geoscientist in Ontario and a Registered Geoscientist in British Columbia (P.Geo.).
4. I have worked as a geologist for a total of 47 years since my graduation from university.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101. I have worked in mineral exploration and mine geology with the responsibility of calculating mineable reserves. I have worked in Peru from time to time since 1993 on contract geological work and doing property evaluations for both base and precious metals. Recently, I prepared NI 43-101 compliant reports on two zinc-lead sulphide properties in the Pucara Basin in central Peru for a senior mining company. One report involved the review of the property and a significant historical resource estimate.
6. I am the author responsible for the preparation of the technical report titled "Technical Report for Zincore Metals Inc. on the Accha Zinc Belt Project, Department of Cusco, Peru" and dated August 31, 2006 and revised 2 October, 2006 (the "Technical Report"). I visited the Accha-Titiminas Area on December 15, 2005, and the Yanque Area on May 21, 2006.
7. I have had prior involvement with the Property. I visited the Accha-Titiminas Area on July 15 and 16, 1994 at which time I mapped and sampled the exposed mineralization. I again visited the site during the Cominco drilling program in 1996. From time to time since 1996 to the present time, I have discussed the Project with MISOSA personnel.. I am currently the Qualified Person (QP) for the Accha-Yanque Zinc Belt Project.
8. As of the date of this Certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.
9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.
10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 31st Day of August, 2006
Revised this 2nd Day of October, 2006

"L.D.S. Winter"
Signature of QP

L.D.S. Winter
Print name of QP

CERTIFICATE OF QUALIFIED PERSON

PRS ASSOCIATES
Paul Schmidt, Principal
1213 Argreen Rd
Mississauga, ON
L5G 3J2
tel (416) 617-8731
email: paulschmidt@sympatico.ca

I, Paul R. Schmidt, PE do hereby certify that:

1. I am currently a Professional Engineer in the province of Ontario under License # 41010018.
2. I graduated with a Bachelor of Science degree (B.Sc.) from Concordia University in Montreal in 1967. In addition, I was admitted to the Professional Engineers, Ontario in 1975.
3. I have worked in the mining industry for a total of 43 years in various capacities on minerals processing technology and plant operations and construction, specializing in project management of mining projects feasibility studies for the last 25 years.
4. Since 1992, I have provided independent consulting services under the name of 'PRS Associates' of which I am the principal and sole proprietor (Ontario MBL Reg #120207436) on feasibility studies to the mining industry.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I am responsible for Items 6 and 7 of the budget for Phase 1 and Item 1 of the budget for Phase 2 of Table 9 (Item 22) of the technical report titled "Technical Report for Zincore Metals Inc. on the Accha-Yanque Zinc Belt Project, Department of Cusco, Peru" and dated August 31, 2006 and revised on 2 October, 2006 (the "Technical Report"). I visited the Property on September 19, 2005.
7. I have had prior involvement with the Property as Study Manager on behalf of Southwestern Resources Corp. ("Southwestern") to initiate the pre-feasibility studies in 2005.
8. I have am familiar with National Instrument 43-101 and Form 43-101F1, and to the best of my knowledge the Technical Report has been prepared in compliance with that instrument and form.
9. As of the date of this Certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.
10. Currently, and since January 2005, I am under an exclusive consulting agreement to Southwestern, at present the parent company of the issuer, and therefore I am not independent of the issuer applying the test in section 1.4 of National Instrument 43-101.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 31st Day of August, 2006
Revised this 2nd Day of October, 2006

Signature of QP


LICENSED PROFESSIONAL ENGINEER
P.R. SCHMIDT
41010018
PROVINCE OF ONTARIO

P.R. Schmidt


Lima
75°
70°
Accha - Yanque
Zinc Belt
Minascassa
Cuzco
Yanque
Accha
Atenas
Gorrion
Nazca
15°
15°
Lake
Titicaca
Puno
Arequipa
Legend:
Tertiary Volcanics
Southwestern Resources Corp. Property
Zincore Metals Inc. Property
0
100
200
400
kilometres

Figure 1

Accha - Yanque Zinc Belt Project

Peru

Location Map

August 2006


ZONA 19
ZONA 18
820,000 E
ANACONDA
28-R
29-R
S
S
Larisa 1
Larisa 2
Larisa 3
Larisa 4
Larisa 5
8,450,000 N
CALIA
Saba 1
Saba 2
Saba 3
Saba 4
Saba 5
Saba 6
Saba 7
Saba 8
Saba 9
YNES
GAVIOTA 1
GRETA 1
F PANTOJA
8,440,000 N
ATENAS 1
BARRICK
GORRION 1
Nadia 1
Nadia 2
Nadia 3
Nadia 4
8,430,000 N
DOLORES 2
810,000 E
180,000 E
190,000 E
200,000 E
Zincore Metals Inc.
Zincore Newly acquired concessions, August 2006
Accha - Yanque Zinc Belt Project
SCALE:
0 1 2 3 4 5Km.
MAP: CUSCO-LIVITACA
SANTO TOMAS
SHEET: 28-S,29-R,29-S
DATE: JUNE, 2006 Rev. AUGUST, 2006

Figure: 2


ACOMAYO
AZULCANCHA
SAYACC-UCHUY
SUSTO
TABLA AREA
Yurac Area
Cu-Au-Mo Skarn
Oscollo Area
PUYANI
Churire Area
Nadia 4
Queraycco
Minashuaycco Area
Minashuaycco Area
8460000 mN
8420000 mN
160000 mE
210000 mE

Accha - Yanque Zinc Belt Project
Peru

Compilation Map
Claims and Mineral Showings
TM Image 742RGB
Datum-Psad56, Utm Zone 19

0 1 2 4 6 8 10 km
SCALE 1:100,000

DATE: August , 2006
BY: rwr
FILE No.
MAP No.
Figure 3


ACCHA
Supergene Nonsulfide Zinc Deposit
replacement type
WEST BELT
Gossan Nonsulfide Zinc
ocurrences replacement type
SOUTHEAST BELT
Gossan Nonsulfide Zinc
ocurrences replacement type
TO CUZCO
TO PARURO-CUZCO
Apurimac river
Velille river
Santo tomas river
ZONE 18
ZONE 19
EXPLANATION
Pliocene?
Quartz feldspar porphyry (small stock, dykes)
Miocene
P-gd/to Apurimac Batholith; Granodiorite, diorite
Oligocene
P-pu Puno Group; Conglomerates, arkosic sediments, minor tuff
Middle Cretaceous
Km-fe Ferrobamba Formation; Limestone
Lower Cretaceous, Neocomian-Aptian
Ki-ma Mara Formation; Shales, quartzite
PROSPECT
Gossan Nonsulfide Zinc Occurrences (replacement type)
Zincore Concessions
SCALE 1:100,000

Figure 4

MINERA DEL SUROESTE S.A.C.

Accha - Yanque Zinc Belt Project

Location of Gossan Nonsulfide Zn Occurrences Southwest and Southeast of Accha


72°
TITIMINAS
WEST
Santo Tomas River
14°
Accha
ACCHA
DEPOSIT
Velille River
CAPAYOCC
TOCCO TOCCO
AZULCANCHA
SAYACC-UCHUY
SUSTO
COLLPA
YURAC
OSCOLLO
PUYANI
SULLCA
CHURIRE
MINASCCASA
YANQUE
DEPOSIT
Zincore exploration concession
Quartz feldspar porphyry
Apurimac batholith
Puno Group; sediments
Ferrobamba Formation; limestone
Mara Formation; sediments
Zinc prospect
Zinc deposit
0
5
10
kilometres

WESTERN ZINC BELT

ACCHA-YANQUE ZINC BELT PROJECT

FIGURE 5

August 31, 2006

Source: Southwestern Resources Corp. 2006


Quaternary
Puno Group
Diorite
Upper Limestone
(laminated-chertic)
Lower Limestone
(massive micritic + laminated)
Quartzite
Zinc mineralisation
Fault
190000 mE
N
0
2.5
kilometres
RIO VELILLE
Titiminas North
Titiminas West
8454000 mN
Titiminas Zone
Camp Zone
Titiminas SW
Accha 3
Accha 4
Accha 5
Limit of Mapped Area

Figure 6

Accha - Yanque Zinc Belt Project
Titiminas Area Geology

(After Pasminco 2000)

August 2006


ACCHA DEPOSIT LOOKING NORTH
Existing drill holes
Planned Phase 1 holes
Pasminco historical resource
Extensions of mineralization
Possible extensions of mineralization
N
ACCHA DEPOSIT MODEL
ACCHA-YANQUE ZINC BELT PROJECT
FIGURE 7
Authors: HM, SW
August 31, 2006

Figure 8

Accha - Yanque Zinc Belt Project

Stratigraphic Column

Group	Formation	Stratigraphy	Thickness	Description
		Quaternary Cover	5 - 20m	Recent Soils and Glacial Tills
Puno Group			+ 1.5 km	Flysch Conglomerate and Red Bed Sequence
	Ferrobamba Formation	Upper Unit	100m	Silty (Marly) Limestones
		Laminated Cherty Limestone	200m	Nodular Cherty Laminated Micritic Limestones
		Massive Limestone	100m	Fine Grained Massive Micritic limestone
		Transitional Sequence	70 - 100 m	Calcitic Crackle Brecciated Limestone
		Laminated Sequence	50 - 100 m	Hydraulic Breccias, Laminated and Foliated Bituminous Limestones + Mineralisation
		Footwall Limestone	100 m	Fine Grained Micritic Limestone
	Mara Formation		50 m	Red Bed Shales
Yura Group	Soraya Formation		+ /- 8km	Quartzites and Shales

After Pasminco 2000

Date: August 2006



8454300 mN
181800 mE
900 E
Fault
Syncline
Anticline
4150
4200
4250
4300
SA_12
SA_13
SAC_19
SA_10
SA_14
T_01
SAC_16
SAC_01
SAC_04
SAC_06
PA_27
SAC_15
A_04
SAC_22
A_02
T_03
T_04
SAC_02
A_01
SAC_14
T_05
T_06
T_07
SA_15
SA_07
PA_25
PA_26
A_03
SA_09
SAC_08
SAC_09
SAC_11
SAC_03
SAC_05
PA_29
Inset Location Map
Map Area
Titiminas West
Titiminas Zone
Camp Zone
Titiminas SW
Accha 3
Accha 4
Accha 5
8454000 mN
190000 mE
SAC_02
Drillhole
Mineralized intercept
T_01
Trench
Mineralized intercept
0
100
200
metres

Legend:

- Overburden
- Gossan (Zinc)

Ferrobamba limestone

- Marl key beds
- Massive limestone
- Laminar limestone
- Lower cherty-massive limestone

Figure 9

Accha-Yanque Zinc Belt Project

Titiminas Area Geology
Trench and Drill Hole Locations

August 2006


SOUTH
4400 mN
NORTH
4400 mN
8453800 mE
8454000 mE
8454200 mE
8454400 mE
8454600 mE
LOOKING WEST
4200 mN
4200 mN
4000 mN
4000 mN
Cherty Limestone
Massive
Limestone
Main Thrust
Middle Th
Mineralisation
Crackle
Breccia
Massive
Limestone
Clay Matrix Br
Metres
0
100
(After Pasminco 2000)

Figure 10
Accha - Yanque Zinc Belt Project
Titiminas Main Zone
Section 186900 mE
August 2006


Jaguar 1
Jaguar 2
815000 mE
816000 mE
8431000 mN
8430000 mN
N
Area of Influence for
Resource Calculation
A
A
1
2
3
4
5
6
7
8
9
10
55
70
45
48
48
45
Anomalous Zinc in
Rocks (>200 ppm Zinc)
8 RTZ drill hole
YAD-001 to -010
Inset Map
Yanque Concessions
Jaguar 1
Jaguar 2
Area of Map
Anomalous Zn
in Rocks
Legend:
Diorite
Ferrobamba Formation
Limestone - Mineralized
Zn-Pb Mantos
Limestone
Soraya Formation
Quartzite, sandstone, shale
70 Fault and Dip
45 Bedding Strike and Dip
Accha - Yanque Zinc Belt Project
Yanque Area Geology
After RTZ/Carman 1996
0 50 100 200 300 400 500
SCALE 1:10,000
DATE: August 2006
BY: S. Winter/rwr
File: YanqueAreaGeol_Fig10
Figure No. 11



RTZ 1996 Drill Holes
Elevation (metres)
3600
3500
3400
3300
YAD-002
21.4m @ 5.8% Zn, 1.1 %Pb
19.0m @0.5% Zn, 6.7% Pb
YAD-003
23.5m @4.3% Zn, 1.2% PB
Fault
YAD-007
14m @ 3.5% Zn, 6.2% Pb
Possible facies change
Legend:
Diorite
Ferrobamba Formation
Limestone - Mineralized Zn-Pb Mantos
Limestone breccias with Manganese and Barite
Limestone
Soraya Formation
Quartzite, sandstone, shale
See Figure 11 for location of section.
Accha - Yanque Zinc Belt Project
Yanque East-West Section A-A
Looking North
After RTZ/Carman 1996
SCALE 1:5,000
DATE: August 2006
BY: S. Winterfrwr
File: YanqueEastWest_SectAA_Fig12
Figure No. 12

National Instrument 43-101
Technical Report

Zincore Metals Inc.

Accha-Yanque Zinc Belt Project
Department of Cusco
Peru

L.D.S. Winter, P. Geo
August 31, 2006

TABLE OF CONTENTS

List of Figures

List of Tables

SUMMARY (ITEM 3)

The Accha-Yanque Zinc Belt Project (the "Project") consists of 41 mining concessions over a 30 kilometre distance and covering approximately 30,531 hectares located 150 to 170 kilometres by road and 70 kilometres by air south from the City of Cusco in the Department of Cusco in southern Peru. Zincore Metals Inc. ("Zincore" or the "Company") owns the Project. At the north end of the property is the Accha (Titiminas) area and at the south is the Yanque area. A number of zinc prospects with limited prior exploration occur between these two deposits.

The Project area (the "Property") contains little infrastructure, however, by Peruvian standards, it is readily accessible. Power is available from the eastern national grid via a 138 Kilovolt line approximately 60 kilometres from the Project, a rail and all-weather road transport corridor passes approximately 50 kilometres to the east, a well maintained gravel road from Cusco to Santo Tomas transecting the entire project area.

The Accha-Yanque Zinc Belt Project is located in the southern part of the Pucara sedimentary basin at an elevation of approximately 4,300 metres in the Altiplano. The Titiminas Zone (the principal prospect) is hosted by limestones of the Ferrobamba Formation of Cretaceous age with mineralization being of the zinc-lead oxide type. The mineralization, which is contained within folded limestones, outcrops over widths of five metres to 50 metres. Faults displace the mineralization and possibly truncate it in places. The zinc mineralization occurs primarily as smithsonite (zinc carbonate) and hemimorphite (zinc silicate).

Minera del Suroeste S.A. ("MISOSA"), a subsidiary of Southwestern, initially acquired title to the Accha-Titiminas Area in 1994 and MISOSA transferred title to the Accha-Titiminas Area in December 2005 to Exploraciones Collasuyo S.A.C., a wholly owned subsidiary of Zincore. Work on the Accha-Titiminas Area to 1994 consisted of surface sampling and mapping which identified the Titiminas Zone, the Titiminas West Zone, the Titiminas North Zone, the Camp Zone and the Titiminas Southwest Zone. All areas consist mainly of smithsonite and zinc silicate mineralization in carbonates. Subsequent work by MISOSA has indicated zinc mineralization extending for at least 30 kilometres to the southwest and also to the south-southeast.

In 1996-1997, Cominco Ltd., now part of Teck Cominco Limited, which had the Accha-Titiminas Area under option from MISOSA constructed a road to the project area and carried out a program of exploration including approximately 900 metres of diamond drilling in five holes. This work established the continuity of the zinc-lead mineralization down dip and showed that there were several zones of zinc-lead mineralization.

Savage Resources Ltd. ("Savage") (which was acquired in 1999 by Pasminco Limited ("Pasminco")), evaluated the Accha-Titiminas Area between 1998 and 2001. The evaluation included the drilling of 19 diamond drill holes and 32 reverse circulation drill holes totaling 12,597 metres and the excavation of seven trenches for a total of 780 metres. Soil sampling to the west of the Titiminas Zone identified a number of zinc soil anomalies over a two kilometre strike length. Some of these are associated with smithsonite outcrops and old lead workings.

Two historical resource estimates under the AUSIMM JORC standards were calculated for the Accha-Titiminas mineral deposit using differing assumptions. In 1999 Kvaerner Metals ("Kvaerner"), under engagement to Savage, calculated an indicated mineral resource of approximately 7.0 million tonnes grading 8.9% zinc and an inferred mineral resource of 1.8 million tonnes grading 8.9% zinc. In 2000 Pasminco calculated an indicated mineral resource of approximately 3.8 million tonnes at 8.9% zinc and 1% lead and an inferred resource of 2.0 million tonnes grading 11.4% zinc and 1.9% lead under more conservative assumptions. These JORC resource estimates have not been reconciled to the mineral resource categories of NI 43-101 and sufficient work has not been done to classify these historical estimates as current mineral resources under NI 43-101. The Issuer believes these historical estimates may be relevant however has not done sufficient work to know if these historical resource estimates can be relied upon. The Issuer is not treating these historical estimates as current mineral resources as defined in NI 43-101.

The writer has calculated a NI 43-101 compliant inferred mineral resource of 6.6 million tonnes at an average grade of 5.3% zinc and 3.5% lead for the Yanque area based on RTZ Mining and Exploration Limited ("RTZ") data.

Advancements in zinc oxide leaching technology have rendered these types of deposits much more attractive in recent years. Metallurgical testing has shown a 92% zinc recovery using leaching techniques.

The Accha-Yanque Zinc Belt Project contains a JORC mineral resource and hosts a number of untested zinc showings and occurrences. The Project has considerable merit and the potential for the discovery of additional mineralization. To advance the Project, an exploration program with a budget of CDN $39 million is recommended.

INTRODUCTION (ITEM 4)

The original Accha exploration concessions were acquired by Southwestern in 1994 following surface mapping and sampling of a zinc and lead-rich gossan at the Titiminas showing. Cominco (now Teck Cominco Ltd.) drilled 5 holes during 1995-1996 but withdrew from the joint venture with Southwestern in 1997. From May 1998 through 2000 Savage (then Pasminco) in joint ventures with Southwestern, continued exploration of the area. Due to financial difficulties, Pasminco, in 2001, terminated the joint venture and the Accha-Titiminas Area reverted to Southwestern. In 2003 MISOSA, the Peruvian 100% owned subsidiary of Southwestern began regional prospecting and sampling to define additional zones of zinc-lead mineralization. This work continued with trenching being carried out in 2004 and drilling in the latter part of 2005.

Zincore is a wholly owned subsidiary of Southwestern, a publicly-traded mineral resource company listed on the Toronto Stock Exchange, and the writer was requested to prepare a 43-101 compliant report for the Company for corporate purposes. The report provides a summary of the exploration work completed and the results obtained to August 31, 2006 on the Property. The report is based on technical information provided by the Company and Southwestern and publicly available reports and information. The Company information includes reports prepared by Cominco Peru SRL ("Cominco"), Savage, Kvaerner for Savage in January 1999 and Pasminco, November 2000 when these companies were in joint ventures with Southwestern.

The writer initially visited the Accha-Titiminas Area on July 15 and 16, 1994 at which time the writer made a sketch map of the showing and sampled the exposed gossan. The site was again visited by the writer in 1996 during the Cominco drilling program and most recently on December 15, 2005. The writer visited the Yanque Area on May 21, 2006.

RELIANCE ON OTHER EXPERTS (ITEM 5)

This report is prepared in compliance with NI 43-101 F1 and presents a review of the work done on the Property and the results obtained to August 31, 2006. The pre-feasibility and feasibility parts of the recommended budget and program were prepared with the assistance of Mr. Paul Schmidt, P.Eng.

PROPERTY DESCRIPTION AND LOCATION (ITEM 6)

(a) The Project contains 41 mining exploration concessions (claims) covering approximately 30,531 hectares, 23 of which are held 100% by Exploraciones Collasuyo S.A.C. ("Collasuyo"), the 100% owned Peruvian subsidiary of Zincore. The remaining 18 are under application with the Peruvian government.

(b) The Project is located approximately 70 kilometres south of the City of Cusco, Peru in the cordillera of southeastern Peru, approximately 100 kilometres northwest of the Tintaya Copper Mine. The Project lies within Ingemmet Map Sheets 28R and 28S at 13°-58'S latitude, 71°-54'W longitude (Figure 1).

(c) The locations of the concessions are shown in Figure 2 and the pertinent details are tabulated in Table 1.

(d) Collasuyo's office is located in Lima, Peru and the concessions are subject to all the terms and conditions of Peruvian mining law.

(e) Figure 3 shows the concessions and the major areas of zinc mineralization within the concessions.

Table 1
Accha-Yanque Zinc Belt Project – Concessions Summary

CLAIM NAME	CLAIM NUMBER	DATE TITLE	MAP	OWNER	AREA TITLE HECTARES
ACCHA-3	01-01005-94	8/24/1994	28 – S	COLLASUYO	1,000.00
ACCHA-4	01-01006-94	8/31/1994	28 – S	COLLASUYO	1,000.00
ACCHA-5	01-01007-94	8/26/1994	28 – S	COLLASUYO	1,000.00
PUYANI	01-01100-94	9/19/1994	29 – R	COLLASUYO	300.00
JAGUAR 1	01-01647-02	2/20/2003	29 – R	COLLASUYO	800.00
JAGUAR 2	01-01648-02	1/31/2003	29 – R	COLLASUYO	800.00
GALIA	01-00897-03	8/27/2003	29 – S	COLLASUYO	200.00
DEYNA	01-00899-03	8/27/2003	29 – S	COLLASUYO	500.00
YNES	01-00901-03	7/25/2003	29 – S	COLLASUYO	1,000.00
MELISSA 1	01-00902-03	7/10/2003	29 – S	COLLASUYO	1,000.00
GRETA 1	01-00900-03	8/27/2003	29 – S	COLLASUYO	500.00
GAVIOTA 1	01-00898-03	7/25/2003	29 – S	COLLASUYO	700.00
EL SUSTO 1	01-01467-03	9/30/2003	29 – S	COLLASUYO	200.00
ALCATRAZ 1	01-02393-03	11/12/2003	29 – R	COLLASUYO	300.00

CLAIM NAME	CLAIM NUMBER	DATE TITLE	MAP	OWNER	AREA TITLE HECTARES
ALCATRAZ 2	01-02394-03	12/2/2003	29 – R/29 – S	COLLASUYO	929.59
ALCATRAZ 3	01-02395-03	11/14/2003	29 – S	COLLASUYO	200.00
DOLORES 1	01-02427-03	11/26/2003	29 – R	COLLASUYO	900.00
DOLORES 2	01-02496-03	11/10/2003	29 – R	COLLASUYO	100.00
DOLORES 3	01-02163-04	11/16/2004	29 – R	COLLASUYO	900.00
GORRION 1	01-3184-03	3/9/2004	29 – S	COLLASUYO	600.00
ATENAS 1	01-03448-03	2/12/2004	29 – S	COLLASUYO	600.00
URPI 1	01-03377-03	3/18/2004	29 – R	COLLASUYO	500.00
URPI 2	01-01630-05	8/31/2005	29 – R	COLLASUYO	200.00
NADIA 1	0103250-06	*Pending*	29 - R	*COLLASUYO*	900.00
NADIA 2	0103251-06	*Pending*	29 - R	*COLLASUYO*	1000.00
NADIA 3	0103252-06	*Pending*	29 - R	*COLLASUYO*	1000.00
NADIA 4	0103253-06	*Pending*	29 - R	*COLLASUYO*	1000.00
SABA 1	0103254-06	*Pending*	29 - R	*COLLASUYO*	1000.00
SABA 2	0103255-06	*Pending*	29 - R	*COLLASUYO*	1000.00
SABA 3	0103256-06	*Pending*	29 - R	*COLLASUYO*	1000.00
SABA 4	0103257-06	*Pending*	29 - R	*COLLASUYO*	900.00
SABA 5	0103258-06	*Pending*	29 - R	*COLLASUYO*	1000.00
SABA 6	0103259-06	*Pending*	29 - R	*COLLASUYO*	800.00
SABA 7	0103260-06	*Pending*	29 - R	*COLLASUYO*	900.00
SABA 8	0103261-06	*Pending*	29 - R	*COLLASUYO*	1000.00
SABA 9	0103262-06	*Pending*	29 - R	*COLLASUYO*	1000.00
LARISA 1	0103263-06	*Pending*	28 - S	*COLLASUYO*	1000.00
LARISA 2	0103264-06	*Pending*	28 - S	*COLLASUYO*	1000.00
LARISA 3	0103265-06	*Pending*	28 - S	*COLLASUYO*	800.00
LARISA 4	0103266-06	*Pending*	28 - S/29 -S	*COLLASUYO*	700.00
LARISA 5	0103267-06	*Pending*	28-R/28-S/29-R/29-S	*COLLASUYO*	301.66
				TOTAL	**30,531.25**

Exploration concessions in Peru are obtained by a "map staking" process whereby applications are submitted to the Peruvian government outlining the area to be acquired. Concession boundaries are determined by a geographic grid system.

No work commitments are required to hold the concessions, however, in general a "vigencia" payment of US$ 3.00 per hectare is required regardless of how long the concession is held. After the sixth year, if a minimum production has not been achieved or a minimum of US$ 60 per hectare in exploration expenditures has not been incurred, then a penalty tax from years 7 through 11 inclusive of US$ 6.00 per hectare is payable in addition to the vigencias. The vigencias and/or any penalty tax are payable between January 1 and June 30 of each year.

In the case of Accha concessions #3, #4 and #5, a penalty of US$ 6,000 was payable for each of the concessions and for Puyani a penalty of US$ 1,800 was payable before June 30, 2006 in addition to the vigencias of US $3,000 for each of the concessions and US$ 900 for Puyani. The payments in 2006 are based on the fact of no minimum production in 2005 after six years of having title. Sufficient work was done during 2005 on Accha #3 and #4, so penalties were not in fact required to be paid. For the rest of the concessions there were no penalties, only normal vigencias for 2005. Both types of payments were made, as required, by June 30, 2006.

In 2007, the Company would be required to pay penalties of US$ 20,000 for each of the Accha concessions and US$ 6,000 for Puyani, if there are no exploration expenditures in

2006. If the drilling program proceeds as planned in 2006, however, there could be no penalty payments in 2007.

(f) There are no mine workings, tailings ponds, waste disposal areas or natural features of significance or improvements in the area.

(g) Zincore holds a 100% interest in 23 of the 41 mining exploration concessions through Collasuyo, and the remaining 18 concessions are under application to the Peruvian government. There is a 2% net smelter return royalty payable to a third party on the Puyani concession, with a buyout option of $US 1 million (the "Puyani NSR"). With the further exception of the Peruvian government's royalty, there are no other royalties or encumbrances to the Property. The Peruvian government's royalty is consideration that must be paid by all concession holders in Peru for the extraction of mineral resources. The mining royalty is between 1% and 3% of the value of the ore concentrate or equivalent, calculated in accordance with price quotations in international markets. The mining royalty payable is: (a) 1 % for annual sales of concentrates under US$ 60 million; (b) 2 % for annual sales of concentrates from US$ 60 million to US$ 120 million; and (c) 3 % for annual sales of concentrates in excess of US$ 120 million.

(h) There are no known environmental liabilities to which the Project is subject.

(i) Early stage exploration work does not require any permits, however, drilling programs require permits with the type of permit being affected by the type of program. Permits for the drilling programs have been applied for.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY (ITEM 7)

(a) The Project area is located in the high Andes Mountains at an elevation of 3,500 metres to 4,400 metres above sea level. This is the high alpine region, and is characterized by rugged mountain peaks, rocky landscapes and steep talus slopes barren of vegetation with intervening areas of more gently rolling tundra-like sectors.

(b) The Property is accessible by road.

(c) The Project area, which is 150 to 170 kilometres by road south of Cusco can be reached by a good quality gravel road 165 kilometres south from Cusco to Pumapuquio then by a single track road to the site. The Project area can also be accessed by road, 400 kilometres north from Arequipa. The section from Arequipa to Yauri (289 kilometres) is a relatively well-built and well-maintained coarse surfaced road in comparison to the remaining roads to the Property, which are narrower and poorly maintained.

(d) The climate at the elevation of the Property can be extreme, ranging in temperature from -20° Celsius to +20° Celsius. A rainy season in the summer months from November to April makes travel more difficult during this season, however, it is possible to work year-round.

(e) The Southeastern National Power Grid, a 138-kV transmission line that supplies power from a substation near Cusco to the Tintaya mine, goes through the small town of Combapata located 60 kilometres east of the Project area. A rail line and all weather gravel road also pass along this corridor to the east.

(f) At the present time MISOSA has negotiated land use agreements with the local communities covering access to the area, the right to build roads and drill platforms and the right to diamond drill. Since the Project is at an early stage, no agreements have been negotiated as yet, covering water or surface rights for such things as tailings and waste disposal areas, heap leach pads or processing plant sites. There appears to be adequate water available in the area for any future mining operation and the topography would permit the location of tailings disposal areas, waste dumps and processing plant site.

HISTORY (ITEM 8)

Titiminas Area

MISOSA acquired title to the three concessions in the Accha-Titiminas Area in 1994. The Accha-Titiminas Area is located on Cerro Titiminas, meaning "lead mine". Initial work consisted of surface sampling and mapping which identified the Titiminas Zone, the Titiminas West Zone, the Titiminas North Zone, the Camp Zone and the Titiminas Southwest Zone. All zones consist of smithsonite and zinc silicate mineralization in carbonates.

In September 1995, MISOSA signed an agreement with Cominco granting Cominco the rights to a 50% interest in the three concessions in the Accha-Titiminas Area by producing a bankable feasibility study and by making cash payments of US$1.25 million. In 1995-1996, Cominco constructed a road to the Accha-Titiminas Area and carried out a program of exploration including 900.7 metres of diamond drilling in five holes. This work established the continuity of the zinc-lead mineralization down dip and showed that there were several zones of zinc oxide mineralization. Cominco terminated the agreement in 1997.

In May 1998, MISOSA signed an agreement with Savage granting Savage the right to earn a 51% interest in the Accha concessions by spending US$5 million over a four-year period. Savage could earn a further 19% interest (total 70%) by funding a feasibility study and providing all financing guarantees. In 1999, Pasminco acquired Savage and in 2001, the agreement was terminated when Pasminco experienced financial difficulty. The most significant work on the Accha-Titiminas Area, which consisted of trenching, reverse circulation ("RC") drilling and diamond drilling ("DD"), was completed by Savage/Pasminco.

Azulcancha Area

The Azulcancha Prospect is located 11.5 kilometres southwest of the Titiminas Area (Figure 4) and was discovered by Julio Chavez of MISOSA during a regional prospecting program in February 2003. On surface, silicified Ferrobamba limestones containing stringers of zinc-rich ankerite were observed. Subsequently, trenching followed by a small drilling program were carried out in 2004 and 2005 respectively (See Section 13, Drilling, for details).

Capayocc Area

The Capayocc Area is located 16 kilometres southwest of the Titiminas Area (Figure 4) and about 6.5 kilometres west of the Azulcancha Prospect. There are a number of mineralized zones containing zinc oxides hosted in Ferrobamba limestone. Several old workings are present at Capayocc and it appears that these were excavated for their silver content. Gossanous, zinc oxide-rich material is exposed in several places and trenching in 2004

showed the zone to be at least 500 metres in length. A limited drilling program was completed in late 2005 on this zone (See Section 13, Drilling, for additional details).

Caja and Yurac Areas

In 2003 MISOSA personnel sampled the Caja and Yurac Areas, 22 kilometres southwest of the Titiminas Area. Ferrobamba limestone units have been intruded by small quartz-feldspar and feldspar-hornblende porphyry dykes/stocks and zinc oxide mineralization of potential economic interest occurs as replacement type mineralization and in fault-hosted zones (See Section 12, Exploration, for details).

Puyani Area

Cerro Puyani, in the Puyani Area, is located approximately 7.5 kilometres east-northeast of the Yanque mineralization (25.5 kilometres southwest of the Titiminas Area). Here, various zinc oxide occurrences have been identified in the Ferrobamba Formation. In the adjacent Oscollo Area MISOSA did limited surface sampling in 2003 (See Section 12, Exploration, for additional information). The Puyani concession is subject to the Puyani NSR.

Yanque – Dolores Area

The Yanque Area is approximately 15 kilometres southwest of Capayocc and 30 kilometres southwest of the Titiminas mineral deposit. In the 1990's the concessions comprising this Area were held by RTZ. In 1995 and 1996, RTZ carried out an exploration program that consisted of prospecting, geochemical rock and soil sampling, stream sediment sampling, geological mapping and diamond drilling (See Sections 12, Exploration, and Section 13, Drilling, for details). MISOSA acquired the Yanque area in 2000 when RTZ failed to renew the concessions.

The Dolores concessions are immediately adjacent to the east of the Yanque Area. In 2003 MISOSA sampled the Churire and Minasccasa zinc oxide showings in Ferrobamba limestones within the Dolores 1 concession, which is adjacent to the west of the Apurimac batholith. Zinc-lead values of potential economic interest were obtained from the surface sampling (See Section 12, Exploration, for details).

GEOLOGICAL SETTING (ITEM 9)

Regional Geology

A major regional carbonate basin of Triassic-Cretaceous age, the Pucara Basin which extends for over 1500 kilometres in southern Peru is a major lead-zinc metallogenic province that is host to numerous economic mineral deposits. The Accha-Yanque Zinc Belt is located at the southern end of the Pucara Basin.

The basal units in the region belong to the Jurassic-Cretaceous Yura Group (Figure 4) consisting of black shales, quartzites and minor limestones of the Soraya Formation and red bed shales of the Mara Formation. These rocks are broadly contemporaneous with the Chicama and Goyllarisquizga Groups of central Peru. These units are unconformably overlain by the Middle to Upper Cretaceous Ferrobamba Formation consisting of micritic and bituminous silty limestones (about 500 metres thick at Accha). These rocks are the host for zinc mineralization in the Accha-Yanque Zinc Belt as well as copper skarn mineralization in the area. The Mesozoic rocks have been intruded by diorite-granodiorite of the Apurimac

batholith believed to be Oligocene in age (Noble et al., 1984). The nearest intrusion to the Titiminas prospect is about four kilometres to the south. Puno Group sandstones and conglomerates of probable Oligocene-Miocene age are more than 1.5 kilometres thick in the region, and unconformably overlie the Mesozoic rocks.

The fold-thrust belt in the Cusco region has a regional northwest-southeast structural grain, developed by early-mid Tertiary northwest-southeast compression. The Accha-Yanque Zinc Belt region is characterized by a major swing of the structural grain from northwest-southeast to east-west. This is due to the presence of a major crustal-scale Mesozoic-Tertiary intrusive complex (Apurimac Batholith) in the area and a crustal-scale easterly-trending basement structure. The two structures may be genetically linked.

Property Geology

WESTERN ZINC BELT

The northern end of the Apurimac batholith forms a "U" shape, opening to the south with the Accha-Titiminas Area being adjacent to the northern apex of the batholith (Figure 4). The other concessions comprising the Accha-Yanque Zinc Belt Project are located along the western and eastern edges of the batholith. The "Western Zinc Belt" extends for a distance of approximately 30 kilometres on a trend of 210° (S30°W) from the Accha-Titiminas Area while the "Eastern Zinc Belt" trends south-southeast from Titiminas (Figures 2, 3, 4 and 5).

ACCHA-TITIMINAS AREA

A geological map of the Accha-Titiminas Area is shown in Figure 6 and a stratigraphic column for the general area is shown in Figure 8. The following comments are primarily based on the work carried out by Cominco (Rosas et al, 1997) and Savage and Pasminco (Carman et al, 2000).

The Ferrobamba limestones within the area are subdivided into five divisions based on lithology. At Titiminas, the basal micrite sequence grades up to the altered and mineralized package, which consists of crackled, brecciated limestones and locally a bituminous, laminated argillaceous sequence with pronounced polymictic hydraulic breccias. Mineralization is hosted within stratabound brecciated and laminated limestones associated with two major thrust faults known as the Main and Middle Thrust zones that envelope mineralization and consist of puggy and broken clay matrix supported breccias which are interpreted as tectonic in origin. The total thickness of the brecciated sequence varies from 50 metres to 100 metres, while individual breccia hosts are continuous over 5 metres to 20 metres downhole. The breccias are polymictic, consisting of angular-sub-rounded limestone clasts and rare quartzite. Breccias are mostly supported by a carbonate-clay matrix and are poorly sorted with little or no apparent grading. Unmineralized stratabound breccias are recognized at the same stratigraphic level up to several kilometres away from Titiminas. Although karstic brecciation is observed in the Accha area, it is now considered that the main bodies of breccia are of hydraulic origin caused by fluid over-pressuring focused along pre-existing faults.

The Transitional Sequence, a crackle-breccia alteration halo related to the thrust faults, is located approximately 50 metres to 100 metres above and below mineralization. The hangingwall mineralization consists of massive micritic limestones overlain by cherty nodular limestones and silty, marly, finely laminated limestones which form the uppermost part of the sequence. The Lower Tertiary Puno group terrestrial conglomerates unconformably overlie the limestone sequence. Recent glacial tills have been recorded within the project area and overlie all units.

The Titiminas Zone lies on a broad anticline orientated west-northwest, parallel to the dominant Andean trend in the region. The main compressional deformation affecting the limestones resulted in northward-verging folds and thrust faults. While the limestones at Titiminas are commonly tightly folded, the basal Soraya formation quartzites are underformed and appear to have acted as a solid "basement". Deformation within the Puno group is restricted to monoclines and open folds indicating sedimentation was syn or post the period of major deformation.

Strikeslip and transtensional northeast-trending faults in places truncate the Titiminas mineralization, while some may also have focused it. East-trending subvertical down-to-the-north normal faults appear to post-date mineralization. The easterly-trending Main and Middle Thrusts, the major faults within the area, are the immediate hangingwall and footwall to mineralization.

The Areas that comprise the Western Zinc Belt are shown in Figures 2, 3, 4 and 5 and from northeast to southwest are:

Mineralized Area	Claim Group
Azulcancha	Deyna, Ynes, El Susto, Melissa 1, Gaviota 1, Greta 1
Capayocc	Urpi 1 and 2, Saba 1 to 6
Yurac – Oscollo	Alcatraz 1, 2 & 3
Puyani	Puyani
Churire – Minasccasa	Dolores 1, 2 & 3, Saba 7, 8 & 9
Yanque	Jaguar 1 & 2, Nadia 1 to 4
Accha	Accha 3, 4 & 5, Larisa 1 to 5

On the western side of the Apurimac batholith is a broad open anticline that, in the Yanque Area to the southwest, trends northeasterly. However, to the northeast the trend of the axial plane curves to the north and passes about four kilometres west of the Capayocc mineralization. This anticlinal uplift exposes the red bed shales and quartzites of the Lower Cretaceous Mara Formation in its axial region and the overlying Ferrobamba Middle Cretaceous limestones are present on the limbs of the fold to the west and east. To the east, the Ferrobamba trends north-south in the Dolores Area, northeasterly through the Puyani Area then north-south again in the Alcatraz Area. In the Dolores Area, dips are moderate to steep to the east where the Ferrobamba formation is in contact with the Apurimac batholith. In the Puyani sector dips are generally 15°-30°SE while to the north they become moderate (45° +/-) to the east. Further to the north in the Azulcancha region, the Cretaceous sediments trend northeasterly.

The Yanque Area lies within the axial region of the northeast-trending anticline with the result that the predominant rock units in the area are those of the Mara formation. Overlying them in this area are Ferrobamba limestones and calcareous breccias. These units generally trend east-west and dip to the south and southeast at low to moderate angles although there are

some reversals. The uppermost unit, measuring about 800 metres in diameter appears to be a relatively flat-lying diorite sill considered to be related to the Apurimac batholith. Steeply dipping faults in the area trend northwesterly (Carman et al, 1996).

The Apurimac batholith is dioritic to granodioritic in composition and within the Dolores 1 claim, in the Puyani Area and at the Yurac showing, small quartz-feldspar porphyry dykes and sills have been mapped (Chavez, et al., 2003). In the Caja Area in claim Alcatraz 2, Chavez et al (2003) have mapped small stocks/dykes of feldspar-hornblende porphyry. These appear to be late phase offshoots from the Apurimac batholith.

All the known zones of zinc-lead mineralization from Titiminas in the north to Yanque in the southwest lie with a 210° (S30°W) trending corridor parallel to sub-parallel to the contact of the Apurimac batholith. It is suggested that there may be some large-scale regional fault structure trending about 210° that has influenced both the localization of the mineralization and the western limit of the batholith.

EASTERN ZINC BELT

Two mineralized areas are located on the eastern border of the Apurimac batholith, south-southeast of the Accha-Titiminas Area. These are the Atenas Concession and the Gorrion Concession, approximately 20 kilometres and 28 kilometres southeast of Titiminas respectively. The Atenas and Gorrion Concessions both host replacement style, zinc oxide type, gossaniferous mineralization hosted in Ferrobamba limestones, close to the axial region of a north-northwest trending regional anticline and the Mara Formation – Ferrobamba Formation contact. Very limited work has been done on these concessions.

DEPOSIT TYPES (ITEM 10)

All of the known areas of mineralization from the Yanque Area in the southwest through to the Accha-Titiminas Area, as well as the two showings on the eastern side of the batholith, show very similar gossaniferous, zinc-lead oxide type mineralization, however, since the Accha-Titiminas Area has been most extensively explored, it will be used as the "deposit type".

The main minerals present in zinc oxide type deposits are:

Hemimorphite – $Zn_2 (OH)_2 SiO_3$: 54.2% Zn
Smithsonite – $Zn CO_3$: 52% Zn
Willemite – $Zn_2 SiO_4$: 63.2% Zn
Cerussite – $Pb CO_3$: 77.5% Pb
Goethite – FeOOH
Limonite – Fe_2O_3
clay minerals

Originally, the Titiminas zinc-lead mineralization was considered to be of the Mississippi Valley Type ("MVT") in which the original primary minerals were zinc and lead sulphides. The current gossaniferous material containing mainly oxides, carbonates and silicates was thought to have been produced by supergene – surface weathering – processes of the primary sulphides. However, as work on the mineralized zone progressed and comparisons were made to other similar zinc oxide type deposits, the MVT model was brought into question. It is now considered that the Accha-Yanque Zinc Belt mineralization is of the zinc oxide type as represented by the Skorpion deposit of Anglo American Corp. in Namibia and the Vazante deposit in Minas Gerais State, Brazil for example.

In the Titiminas Area, gossans rich in zinc carbonates, silicates and oxides are exposed at surface over an area measuring about 300 metres by 100 metres. Drilling shows that the oxide mineralization is continuous along strike to the west for at least 500 metres and is continuous to the south. Figure 7 outlines the mineralization defined by past drilling (the Pasminco historical resource blocks in blue) and the potential for expanded mineralization to the west (to be tested in the Phase 1 drill program) as defined by recent mapping and compilation by Southwestern.

Mineralization is hosted by a dark grey laminated and bituminous silty limestones 100 metres – 150 metres thick near the middle of the Ferrobamba Formation. Massive buff-coloured and well-bedded micrites containing minor chert nodules form the footwall and hangingwall sequence. Dolomitization is rare, while alteration associated with the oxide mineralization is mostly goethite-clay. Anhydrite beds, which may have been chemically or tectonically removed at Titiminas, are known in the same stratigraphic sequence about two kilometres to the southwest.

Mineralization is contained within stratabound breccias. The total thickness of the brecciated sequence varies from 50 metres to 100 metres, while individual breccia hosts are continuous over 5 metres to 20 metres. The breccias are polymictic, consisting of angular – sub-rounded limestone clasts and rare quartzite. Breccias are mostly supported by a carbonate-clay matrix and are poorly sorted with little or no apparent grading. Unmineralized stratabound breccias are recognized at the same stratigraphic level up to several kilometers away from Titiminas. Although karstic brecciation is observed in the Accha area, it is uncertain whether the main bodies of breccia are of karstic, tectonic or intrusive-related origin or some combination of types.

Due to the intense oxidation and iron-oxide development in surface outcrops at Accha, the primary mineral textures are difficult to decipher. Outcrops of the mineralized sequence generally indicate one of three textural styles: (a) fluid over-pressuring, (b) replacive mineralization, or (c) open-space mineralization. Textures which indicate fluid pressure are paragenetically older and may have nothing to do with the mineralization except in the preparation of the host rocks by upgrading porosity – permeability. Both replacive and open-space filling textures are associated with zinc mineralization.

Hydraulic breccias are ubiquitous, occurring both in the stratabound breccias and the hangingwall / footwall sequence. These breccias consist of jigsaw-fit textures cemented predominantly by calcite. Abundant stylolitic fractures within the micritic hangingwall / footwall sequence are filled with calcite. Rhythmically banded limestones with bedding-parallel calcite veins described as "zebra rock" form a narrow zone a few metres thick in the footwall at Accha. These are similar in texture to dolomitized zebra structures at San Vicente and are considered as evidence of fluid pressure in basinal brines prior to mineralization.

Titiminas is located close to the hinge of an anticlinal dome structure which plunges abruptly to the east at about 50°, but more gently to the west. The southern limb of the anticline dips at about 55° to the SSW, while the northern limb has been truncated and down-faulted by an east-trending fault system. Within the dome, mineralization appears to be restricted between two thrust zones and the mineralization appears to pinch out when the thrusts merge, suggesting a structural control to the mineralization.

Intrusive rocks are associated with zinc mineralization in some areas, mineralization is spatially associated with the Apurimac batholith and associated minor elements (arsenic, thorium, molybdenum and strontium) are typically considered to be related to granitoid rocks.

In summary, it is considered that the Accha-Yanque Zinc Belt mineralization occurs in breccias of probably both sedimentary and tectonic origin, that the mineralization is structurally controlled, that mineralization occurs mainly as oxides and carbonates and there is at least a spatial association with granitoid intrusive rocks. It may be that the zinc oxide-carbonate deposits were formed by oxide-rich hypogene hydrothermal fluids that had their source in or were produced by the Apurimac batholith.

MINERALIZATION (ITEM 11)

Titiminas Area

Gossans rich in zinc carbonates and zinc oxides are exposed over an area of about 300 metres by 100 metres at the Titiminas prospect (Figure 9). Drilling has indicated oxide mineralization up to 50 metres thick which is continuous across a strike length of 700 metres and to a depth of at least 500 metres below the surface. Mineralization at Titiminas lies in the hinge of an anticlinal dome structure that plunges abruptly to the east at about 50° and about 35°-40° to the west. The southern limb of the anticline dips at about 55° to the south-southwest, while the northern limb has been truncated by faults (Figure 10).

Zinc minerals consist mostly of smithsonite and hemimorphite with lesser willemite and sauconite. The mineralization mostly occurs as breccia fillings with abundant iron oxide, calcite, galena and clays. Botryoidal open-space fill textures are common within the high-grade zinc horizons. Petrographic studies suggest that the secondary zinc minerals have formed due to oxidation of primary sphalerite (Carman et al., 1999). The grade of the mineralization from the drilling at Titiminas is typically in the range from 4% Zn to 25% Zn with the widths of the mineralized zones varying from 5 metres to 30 metres, and in some cases up to 50 metres.

Minor sulphides have been recorded from three diamond drill holes and one RC hole. The form of the sulphide minerals consists of a very pale fine sphalerite, coarser disseminated galena and banded to rosette pyrite. The development of the sulphide mineralization coincides with a specific part of the mineralized zone where the Middle Thrust deviates from the base of the mineralized sequence in the core of the doubly plunging anticline and where a thickened crackle breccia sequence uniquely occurs. Oxide mineralization has been recorded to depths of 500 metres in drill holes.

There is abundant crystalline hematite within the mineralized zone. The hematite appears to develop where there is little or no zinc grade and is interpreted as alteration of primary pre-mineralization pyrite. Alteration associated with the mineralization consists mostly of iron oxides, clay, calcite and "altered" crackled limestone. Within the transitional sequence, a broad calcite vein "crackle" halo developed approximately 100 metres above and below the mineralized sequence, interpreted as evidence of fluid over-pressuring and/or thrust faulting.

Dolomitization is not well developed, although the minor presence of dolomite has been confirmed by microprobe analyses. Minor pseudo-textures after evaporite have been observed. Calcitic pseudomorphs after a crystalline (evaporitic?) mineral are developed within the mineralized stratigraphy at Titiminas.

Titiminas Southwest Zone

One hole, RC99_PA31 (203 metres) was completed at the Titiminas Southwest prospect during the Pasminco drill program to follow up on SA_08 (Savage Drill Hole). Previous soil sampling and trenching along a thrust contact between the Ferrobamba Formation and Puno Group had discovered barite, galena, sphalerite, pyrite and smithsonite mineralization.

Mineralization and gossan development appears to be compartmentalized by northerly cross faults. The drill hole was targeted beneath a trench which returned 18 metres at 6.5% zinc and 1.1% lead. The hole intersected a variably faulted gypsum altered limestone sequence from 109 metres to 173 metres and was completed at 203 metres in the Puno Group. No base metal mineralization was observed.

Camp Zone

One diamond hole DD00PA_37 (201.95 metres) and three RC drill holes RC99PA_32 (93 metres), RC99PA_33 (113 metres) and RC99PA_34 (185 metres) were targeted on soil, geological and geophysical anomalies at the Camp prospect by Pasminco. RC99PA_32 was targeted down plunge of a soil and trench anomaly within a laminated sequence. The hole intersected a dark argillaceous to bituminous limestones interpreted as the "Laminated Sequence". However, a gypsum bearing thrust at 71 metres indicates the limestones exist as only a thin thrust sheet above the Mara Formation, which limits potential for further work in this part of the prospect.

RC99PA_33 and RC99PA_34 intersected laminated, pyritic, brecciated bituminous limestone interpreted as the Laminated Sequence from 16 metres to 35 metres and 59 metres to 176 metres respectively. This is the only appearance of a well-developed Laminated Sequence away from the Titiminas Area. However, size potential is once again limited by a thrust contact with the underlying Tertiary Puno Group.

PA_37, drilled to test a 14 times background induced polarization (IP) chargeability anomaly, was completed at 201.95 metres within the Camp prospect. The hole intersected brecciated and faulted limestone to 91.3 metres, followed by sheared Mara Formation (red clay). From 138 metres a five-metre block of brecciated limestone and altered intrusive (diorite) with pyrite (5%) and colloform banded sphalerite in a matrix of breccias (7.75 metres at 0.1% zinc) was encountered. Ubiquitous disseminated pyrite was also present in intrusive clasts. From 143 metres to 150 metres a highly altered intrusive dioritic sill? with abundant fine disseminated pyrite and chlorite was intersected. The hole was completed in quartzites of the Soraya formation. Due to the suspected IP anomaly being due to the pyritic quartzites the anomaly has not been followed up.

Western Zinc Belt Mineralization

In the Azulcancha showing Ferrobamba limestones are silicified and contain stringers of zinc-rich ankerite and trenching exposed typical gossans containing high zinc values. The gossaniferous zones occur as mantoes, trend at 050°, dip 40° southeast and are up to 60 metres thick. Channel samples, 1.2 metres to 2 metres in length within excavated trenches, typically returned zinc grades between 2.5% and 18% with lead grades being in the 1% to 2% range.

The Capayocc Area contains a number of zinc oxide-rich mineralized zones hosted in Ferrobamba limestones. Gossaniferous material outcrops in several places and in trenches over an east-west length of at least 500 metres in altered limestones. Widths of the zinc-rich gossans in the trenches vary from 50 metres in the west to about 2 metres in the east. Two metre long channel samples from trenches generally returned zinc assays from less than 1% to over 30% with lead values being from less than 1% to over 5%.

Within the Alcatraz claim group, prospecting, trenching and sampling by MISOSA have shown the presence of typical zinc-rich gossans in Ferrobamba limestones. Mineralization consists mainly of gossans rich in hemimorphite and smithsonite with remnant galena and pyrite in very small quantities.

On trend to the southwest in the Puyani Area, old mine workings and recent work by MISOSA demonstrate the presence of typical gossans in Ferrobamba limestones with dominant zinc minerals being hemimorphite and smithsonite with occasionally remnant galena and pyrite grains.

In the Dolores Area at Minasccasa, there are several gossan zones that were mined in the past for silver. Here zinc-rich gossans extend over a north-south distance of 1.3 kilometres. In general, the gossans are small, however, the overall exposure is poor which may explain the small size of the exposed gossans. Channel samples from the Minasccasa trenches yielded zinc grades from 7% to 27.5% and lead values between 11.75% and 30%.

Yanque Area

Within the Yanque Area geological mapping, prospecting, soil and rock sampling and drilling of 13 short holes indicated the presence of zinc-lead oxide mineralization over an area measuring 1200 metres by 400 metres (Carman et al, 1996).

Zinc-lead mineralization post-dates the major brecciation event and occurs in veins and fractures which cut the calcareous units and as matrix replacements of the original breccias. Zinc mineralization in outcrop consists entirely of secondary oxide-carbonate minerals (hemimorphite, smithsonite, zincite, Mn-Zn oxide minerals). Lead mineralization occurs both as galena and cerrusite. Limonites after pyrite occur sporadically, although the system appears to be generally pyrite-poor. Drill intersections at Yanque have zinc values from 1.4% to 6.8% with corresponding lead values of 1% and 6.1% (see also Table 3).

The overall form of the mineralized bodies are not well understood and require significantly more drilling for this to be achieved. On the basis of the available data, RTZ (Carman, 1996) considered that several tabular bodies each up to tens of metres thick and possibly inter-connected, host oxide Zn mineralization (1%-10% combined) in calcareous breccias within 100 metres of the surface. This mineralization is continuously exposed over an area of approximately 1200 metres by 400 metres. Within this larger mineralized interval, high-grade bodies (+15% combined Pb-Zn) occur locally in fault or breccia controlled pods. A general zonation of Zn-rich mineralization overlying Pb-rich mineralization was observed in several drill holes.

Only one significant sulphide intersection was found (YAD010) underlying the intrusive (Table 3). This intersection, in bituminous layers within quartzite and shale, contains about 5% pyrite on average.

Eastern Zinc Belt Mineralization

The occurrences in the Atenas and Gorrion Concessions southeast of Titiminas are reported by MISOSA personnel to host the same type of zinc-lead oxide mineralization in Ferrobamba limestones.

EXPLORATION (ITEM 12)

Titiminas Area

The initial work at Titiminas was carried out by MISOSA followed by Cominco (Rosas et al, 1997), Savage and Pasminco (Carman et al, 2000). The Titiminas, Camp and Titiminas West prospects were mapped at a scale of 1:2,500. A regional 1:10,000 geological compilation

was also created (Figure 6). A total of 201 rock chip samples were taken during the mapping program. A total of 4,643 soil samples that were taken on the Accha-Titiminas Area outlined the Titiminas, Camp, Titiminas Southwest and Titiminas West zones. In addition, a broad anomaly north of Titiminas (Titiminas North) and another anomalous zone 4 kilometres west of Titiminas West were identified by this survey. A total of 26 stream sediment samples were also taken over the Property.

Cominco trenched several of the gossanous outcrops in 1995 and Savage retrenched and resampled seven trenches for a total of 800 metres sampled. Continuous channel samples over two metre intervals were taken in all trenches. In total, 1,355 samples were analyzed from 1,073 metres sampled in the two trenching programs. Only the Savage trench results were used in the resource calculation (Section 19).

Three different geophysical surveys have been completed over the Accha-Yanque Project to aid in the definition of mineralization and structure. In August 1999, Zonge Ingenieria y Geofisica (Chile) S.A. undertook a Controlled Source Audio Magneto Telluric (CSAMT) survey. Three traverses were completed for a total distance of 5.35 line-kilometres. The aim of the CSAMT survey was to map sub-surface resistivity variations associated with mineralization and structure. The high contact resistance in the area prevented the use of a dipole source so a square transmitter loop was utilized. The position of the loop was too close to the traverses, reducing the number of useable field frequencies available for inversion. However, the high resistivity of the formations resulted in a depth of investigation of approximately one kilometre.

The technique clearly defined the known mineralization on line 186900E as well as defining a number of the major structures in the area. An interesting moderately conductive feature was defined towards the northern end of line 187200E at a depth of approximately 150 metres.

In September 1999, seven traverses, of 100 metre Pole-Dipole IP surveying, were completed by Val d'Or Geofisica (Peru) S.A. ("Val d'Or") for a total distance of 17.4 line-kilometre. The IP survey was undertaken to detail the known mineralization and also detect and define chargeability and resistivity anomalies associated with mineralization and structure. Both the resistivity and chargeability data clearly defined the known mineralization. A number of other anomalies were also delineated. However, most of the chargeability anomalies are believed to be sourced by the pyritic quartzite. The resistivity data defined the faulting and major thrusting in the area.

A comparison of the Dipole-Dipole and the Pole-Dipole IP configurations in resistive terrains was also undertaken using line 186900E as a test. The data quality (repeatability and decay smoothness) of the Pole-Dipole data for 'n' levels 3, 4, 5 and 6 was far superior to that of the Dipole-Dipole data.

In April 2000, Val d'Or undertook a ground GPS/Magnetometer survey over the Accha-Titiminas Area for a total of 101 line-kilometre. The mean line spacing for the survey was 100 metres with a nominal station spacing of 10 metres. The principle objective of the ground magnetic survey was to look for a deep magnetic source under the area of mineralization that might be a heat engine or source for mineralizing fluids. Additionally the magnetic data could aid in the definition of structures throughout the area. Interpretation of the data could define a possible east-northeast magnetic zone striking under the Accha-Titiminas Area. The anomalous zone is characterized by a small amplitude long wavelength magnetic low. The depth to the top of the source of the anomaly would be over one kilometre. There are more intense magnetic anomalies overprinting this area. Outcropping or shallowly buried Puno Formation rocks source these higher intensity anomalies.

Other Areas

The Yanque Area is approximately 15 kilometres southwest of Capayocc and 30 kilometres southwest of the Titiminas Area. In the 1990's the Yanque Area was held by RTZ. In 1995 and 1996, RTZ carried out an exploration program that consisted of prospecting, geochemical rock and soil sampling, stream sediment sampling, geological mapping and diamond drilling (See Sections 12, Exploration and Section 13, Drilling, for details).

MISOSA personnel carried out a program of regional prospecting and sampling in 2003 extending southwest from the Titiminas Area to the Yanque Area. This program was continued in 2004 and in addition, trenching, sampling and preliminary mapping in the Azulcancha, Capayocc, Alcatraz and Dolores Areas was completed. A total of 94 samples were collected from the areas with samples generally having sample lengths of one metre to two metres. Zinc and lead values showed a wide range from less than 100 parts per million to high values of over 30% for both lead and zinc. In the northern areas, samples were generally zinc-rich while in the south in the Dolores Area samples generally showed a Pb-Zn ratio close to 1.

DRILLING (ITEM 13)

Titiminas Area

Cominco drilled five diamond drill holes for 900.7 metres during 1995-1996 as part of its joint venture with Southwestern (A_01 to A_05). Cominco intersected high-grade zinc oxide mineralization in several of the holes but withdrew from the joint venture in 1997. In May 1998, Savage signed a joint venture agreement with Southwestern to explore the Titiminas Area. From June 1998 through January 1999, Savage completed 24 RC holes (SAC_01 to SAC_24) and 11 additional diamond drill holes for 7651.1 m (SA_6 to SA_16), plus seven trenches for 800 metres. Pasminco, from August 1999 to June 2000, completed eight RC holes and eight diamond holes for 4,946.5 metres (PA_25 to PA_40).

To date, 56 holes have been completed at the Titiminas prospect for 13,498 metres and Table 2 summarizes the drill campaigns to the present time.

Table 2
Accha Drill Campaigns – Titiminas Area

Company	Program Aim	Period	RC Holes	DD Holes	Total Metres
Cominco	Reconnaissance Testing	1995-96		5	900.7
Savage	Oxide Resource Drilling	1998-99	24	11	7651.1
Pasminco	Sulphide Ore Search	1999-2000	8	8	4946.5
Total		**56 Holes**	**32 RC Holes**	**24 DD Holes**	**13,498.3**

Drilling methods consisted of face sampling RC and HQ, NQ and at times BQ diamond core drilling. Recovery for the RC methods was good, although at times no recovery was achieved in the wet and puggy, oxidized, mineralized zones with the most extreme case being SAC_06 from 265 metres to 277 metres. Recovery for HQ and NQ core was good (>95%), however, BQ core recoveries were poor (>60%).

Yanque Area

RTZ, through its Cusco office, completed a diamond drilling program, which consisted of 1,320 metres in 13 holes, at the Yanque prospect between March and July 1996. The location of the drill holes is shown in Figure 11, an east-west section is shown in Figure 12 and the drill hole co-ordinates and assay results are presented in Table 3. The holes were drilled within an area measuring about 1,200 metres by 400 metres.

The drilling as well as the surface mapping and sampling indicated that the Yanque zinc-lead mineralization is hosted predominantly by brecciated sedimentary units. Higher grade mineralization occurs in brecciated limestones and within the calcareous portions of polymictic breccias which consist of clasts of Mara Formation shales and Ferrobamba limestone. Some clasts of intrusive rock (diorite-granodiorite) are found within the breccias and in particular adjacent to the intrusive rock contact in the hangingwall.

Exploration of the Yanque Area mineralization is at an early stage so the overall form of the mineralized zones is poorly understood. The mineralization at Yanque was interpreted by RTZ (Carman, 1996) to consist of several tabular bodies up to tens of metres thick that may be connected over an area measuring 1,200 metres by 400 metres. Within this area, higher grade zones (>15% combined lead + zinc) occur locally in fault or breccia controlled pods.

Apart from the occasional stringer of galena or disseminated pyrite grain the lead-zinc mineralization is of the zinc oxide type. Drill hole YAD010 intersected a zone of about 5% pyrite on average in bituminous layers in quartzite and shale immediately underlying the intrusive.

Table 3
Accha-Yanque Zinc Belt Project – Yanque Area
RTZ Drill Holes & Results – 1996

Drill Hole	UTM Co-ordinates (m)		Elevation (m)	Length (m)	Inclination (degrees)	Azimuth (degrees)	Intersections		Zn (%)	Pb (%)	Comments
	Easting	Northing					From (m)	Length (m)			
YAD001	815375	8430965	3555	81.25	-90	0	1.0	10.0	3.1	1.0	Breccia
							31.0	8.8	0.8	1.8	Breccia
YAD002	815435	8430780	3575	100.00	-90	0	2.5	21.4	5.8	1.1	Breccia
							60.0	19.0	0.5	6.7	Breccia
YAD003	815590	8430785	3565	70.00	-90	0	7.3	23.5	4.3	1.2	Breccia
YAD004	815650	8430540	3570	82.00	-70	250	8.6	52.4	6.8	6.1	Breccia
YAD005	815500	8430595	3590	130.25	-90	0	88.3	42.2	1.4	2.7	Breccia
YAD006	815720	8430970	3612	80.40	-65	270	37.6	10.7	3.4	9.4	Breccia
YAD007	815795	8430785	3610	127.70	-90	0	70.2	14.0	3.5	6.2	Breccia
YAD008	815830	8430225	3535	162.00	-90	0	23.7	4.0	2.7	0.01	Breccia
YAD009	815730	8430385	3545	83.10	-90	0	12.0	9.25	1.8	0.4	Diorite
							64.0	7.4	1.5	2.9	Breccia
YAD010	815940	8430625	3580	N/A	-90	0	104.35	22.15	1.3	1.8	Quartzite
YAD011	N/A	N/A	N/A	N/A	N/A	N/A	45.2	23.35	1.6	0.6	Breccia
YAD012	N/A	N/A	N/A	N/A	N/A	N/A	30.4	13.35	2.1	0.25	Breccia

NOTE: Hole YAD013 reported as drilled, however, no information available as to coordinates, etc.
NOTE: The intersection lengths are considered to be true widths since all but two holes are vertical and the mineralized zones appear to be flat-lying to gently dipping. The writer was not able to determine the core recoveries in the Yanque drilling.

Other Areas

The Azulcancha and Capayocc Areas were trenched in the 2004 program and returned significant assays up to 15% zinc across 10.0 metres. Both areas were tested in late 2005 by a drill program consisting of 12 short drill holes for a total of 1,128 metres. At Capayocc, 10 holes were completed for a total of 650.05 metres (Table 4). The objective of the program was to trace out both down-dip and along strike the zinc oxide – type mineralization observed in the surface trenches. Three holes CAP-A1, CAP-A7 and CAP-A8 confirmed that the mineralization continued in depth and is open to the north, east and west. The other holes intercepted concentration of iron oxides (hematite and goethite) carrying anomalous values in copper. The results from holes CAP-A1, CAP-A7 and CAP-A8 are presented in Table 5.

Table 4
Accha-Yanque Zinc Belt Project – Diamond Drill Hole Data
Capayocc and Azulcancha Areas

CAPAYOCC AREA

HOLE-N°	UTM EASTING	UTM NORTHING	ELEVATION	AZIMUTH	Core Size: NTW Hole Degree	EOH (m)
DDH-CAP-01	822346.20	8443150.00	4426.11	N180	-45.00	67.15
DDH-CAP-03	822366.20	8443150.00	4427.95	N180	-45.00	50.60
DDH-CAP-A1	822390.60	8443170.70	4419.50	N190	-31.00	33.00
DDH-CAP-A2	822386.40	8443210.00	4407.00	N180	-32.50	61.00
DDH-CAP-A3	822379.40	8443225.10	4412.00	N188	-33.00	41.30
DDH-CAP-A4	822357.40	8443200.00	4412.00	N197	-32.00	76.40
DDH-CAP-A5	822432.60	8443186.10	4412.00	N179	-33.00	75.50
DDH-CAP-A6	822417.60	8443171.40	4421.00	N351	-34.00	6.40
DDH-CAP-A7	822417.60	8443171.60	4421.00	N351	-45.00	57.50
DDH-CAP-A8	822447.70	8443177.40	4425.30	N358	-33.50	59.50
DDH-CAP-A9	822539.00	8443076.00	4440.00	N172	-50.00	41.70
DDH-CAP-A10	822654.00	8443226.00	4390.00	N343	-35.00	80.00
						650.05

AZULCANCHA AREA

HOLE-N°	UTM EASTING	UTM NORTHING	ELEVATION	AZIMUTH	Core Size: NTW Hole Degree	EOH (m)
DDH-AZU-01	180551.20	8444458.00	4247.00	N331	-45	78.20
DDH-AZU-03	180580.80	8444445.90	4240.90	N331	-34	78.60
DDH-AZU-04	180543.40	8444430.70	4240.00	N331	-34	83.10
DDH-AZU-06	180526.00	8444421.00	4245.00	N347	-34	66.40
DDH-AZU-A1	180603.40	8444363.70	4235.00	N331	-45	78.20
DDH-AZU-A2	180729.00	8444476.00	4228.00	N321	-34	93.40
						477.90
					TOTAL	**1127.95**

NOTE: NTW Core Size is approximately the same as HQ.

Table 5
Accha – Yanque Zinc Belt Project – Capayocc Drilling Results

Hole	Intersection (m)		Zn	Comments
	From	Length		
CAP-A1	0.00	2.11	35.38	mineralization fault controlled.
	14.18	1.34	6.72	
CAP-A7	0.72	3.82	12.62	3 m lost core – width of mineralization would be 6.82 m.
CAP-A8	24.06	2.54	5.48	mineralization fault controlled.

The reported results are all core lengths and at this point the true attitude/dimensions of the mineralized zones are unknown therefore the true width of the mineralization is unknown.

The drilling was carried out by Bradley MDH SAC using a Gopher drill and NTW core. Supervision, logging and sampling were conducted by MISOSA personnel.

No significant mineralization was encountered in the Azulcancha drilling. The holes may have been drilled in the wrong direction due to some ambiguity in the actual dip of the units in the area.

In the 1990's Pasminco drilled one hole in the area of the Puyani prospect. The hole, which was drilled about 300 metres distant from the mineralization, was barren. It is considered that Pasminco probably drilled the hole based on an incorrect model or incorrect understanding of the trend of the mineralization.

SAMPLING METHOD AND APPROACH (ITEM 14)

Titiminas Area

All core sampled was half sawn and sampled at 0.2 metres to 3.0 metre intervals. RC samples were riffle-split to 3 kilograms on one metre to three metre intervals from the initial drill interval. Bulk density measurements were undertaken by Kvaerner on ten samples from drill hole SAC_07 between 315.95 metres and 335.80 metres using the lost water method. The results varied from 2.54 to 4.03 tonnes per cubic metre with an average of 3.48 tonnes per cubic metre.

A review of the Cominco and Savage data did not identify any specific descriptions of sampling methods and techniques except for the drill core and RC samples.

Due to the gossanous nature of the zinc oxide mineralization, it is considered that there may have been recovery and sampling problems in the Savage drilling programs. Also, no zinc oxide standards were available at the time of the Savage and Pasminco work. As a result, Pasminco recommended a re-assay check program in company with a zinc oxide standard. Previously, Kvaerner noted that no holes were surveyed downhole and recommended duplicate and replicate sampling and Pasminco acted on these recommendations in its drill campaign.

The bulk density or specific gravity values used in the resource estimate are questionable in that Pasminco considered the zinc oxide mineralization to be of a low density and lower than the 3.5 average value used by Kvaerner. Zincore is planning a program of sampling to determine a more reliable bulk density factor (H. Marsden personal communication).

The results from Pasminco's hole twinning program are presented in Section 16, Data Verification.

SAMPLE PREPARATION, ANALYSES AND SECURITY (ITEM 15)

Cominco (Rosas, et al., 1997) reports that the mapping, logging and sampling were carried out by Cominco personnel and that the rock, geochemical and drill core analytical results were done by ICP techniques. It is reported that the geochemical samples were processed at the Cominco Peru lab with the analyses being done in Vancouver, however, no lab is specified.

Neither Savage nor Pasminco have commented on the analytical procedures of the laboratories utilized for the various drill campaigns. A review of Assay Certificates and Certificates of Analysis reveal that SGS del Peru S.A. and ALS Geolab S.A. were utilized for analyses. Both are international labs that have a high degree of professionalism and a good reputation in the industry. The author has not reviewed the certification or registration of the laboratories or analytical procedures in the 1990's when the work was done. There is no reporting of the security procedures undertaken during the collection and transport of the samples during the Caminco, Savage or Pasminco programs.

In the RTZ reports describing its work in the Yanque Area up to 1996 it is noted that Anamet laboratories was used, however, analytical procedures, sample preparation or security measures were not reported. The reported analytical results suggest that lead and zinc were determined by dissolution followed by an "ore grade" method of analysis while other elements were determined at the geochemical level by a multi-element analytical technique.

Southwestern has previously developed a Quality Control / Quality Assurance (QC/QA) program for the Project which Zincore will follow. MISOSA has used, and Collasuyo will continue to use, the ALS Chemex preparation lab in Lima, Peru where all samples are crushed to -80 mesh and then pulverized to greater than 85% passing a 200 mesh screen. The pulps are sent to ALS Chemex in Vancouver, B.C. where samples are treated by aqua regia digestion followed by AAS finish for zinc and lead. Multi-element analyses (34 elements) are done by the ICO-AES technique. ALS Chemex laboratories in North America are registered to ISO 9001:2000 for the "provision of assay and geochemical analytical services" by QMI Quality Registrars. Also, the ALS Chemex Vancouver lab is accredited by the Standards Council of Canada for specific tests. This accreditation is based on international standards (ISO17025) and involves extensive site audits and ongoing performance evaluations.

DATA VERIFICATION (ITEM 16)

The quality control procedures for the drilling campaigns undertaken by Cominco and Savage would not meet with current standards of practice for downhole survey control and independent verification of results by analysis of standards and duplicate and replicate analysis for the determination of accuracy and precision. The data from these earlier campaigns should be viewed with some caution, however, a review of the data does not suggest that there is any concern for contamination of the results or systematic error. Also, the grade estimates from RC drilling versus core drilling must be taken into consideration, as there appears to be a consistently higher grade from the RC drilling.

The quality of assay data during the bulk of the drilling in the main Titiminas deposit needs review, as no oxide standard was available during the drilling of holes A_01 through to SAC_24. As all drill rejects exist at site, Pasminco recommended that a small re-assay check program with a zinc oxide standard be conducted to determine the reliability of the results. Savage also did not undertake random duplicate or replicate check analyses. Kvaerner also noted that no holes were surveyed downhole and recommended a systematic duplicate and replicate sampling and independent analytical program. These recommendations were acted upon by Pasminco in its 1999-2000 drill campaign.

Three pairs of RC/DD holes were twinned to test for repeatability of results between RC and diamond holes. The RC method did not appear to "smear" the grade downhole, however, the zinc grade was higher in most of the RC twin holes.

Diamond Twin	**RC Twin**
SA_09 - 10.8 m at 3.2% Zn from 143.0 m	SAC_08 - 9 m at 2.6% Zn from 143 m
SA_09 - 18.1 m at 2.9% Zn from 163.6 m	SAC_08 - 16 m at 4.3% Zn from 165 m
SA_11 - 8 m at 7.1% Zn from 3.0 m	SAC_10 - 8 m at 10.3% Zn from 3 m
SA_11 - 17 m at 3.5% Zn from 15.0 m	SAC_10 - 18 m at 8.1% Zn from 18 m
SA_13 - 19.7 m at 7.8% Zn from 10.1 m	SAC_13 - 23 m at 9.4% Zn from 12 m

Kvaerner and Pasminco have utilized the data to make resource determinations and the author has relied on their acceptance of this data for their estimates.

Southwestern relied on the expertise of its joint venture partners in conducting its exploration under best practice guidelines. Previous partners directed the exploration with their own field personnel while diamond drill contractors and geophysical contractors were engaged to conduct those activities. Kvaerner was engaged to review all exploration practices for Savage and was satisfied that the data could be used to make a resource determination.

Southwestern has previously developed a Quality Control / Quality Assurance (QC/QA) program which will be implemented by Zincore during any subsequent sample and/or drilling programs in the Accha-Yanque Zinc Belt Project. Sets of zinc oxide standards and blank samples are being prepared and they will be inserted into the sample stream on a pre-determined pattern. In addition, duplicate samples will be taken on a regular basis and samples will be check assayed by a second laboratory.

Zincore is also planning to carry out a set of measurements on drill core and rock samples to arrive at a best estimate of the bulk density or specific gravity of the zinc oxide mineralization. The bulk density values used to date in the resource estimates are considered to be unreliable.

ADJACENT PROPERTIES AND MINERAL BELTS (ITEM 17)

The Triassic to Cretaceous Pucara Basin is a major zinc-rich metallogenic province that hosts numerous economic mineral deposits of the Mississippi Valley, sedimentary exhalative, distal intrusive related and lead-zinc-copper skarn replacement deposit types. Kvaerner tabulated the pre-production lead-zinc-copper resource estimates in the Pucara Basin in central and southern Peru of major significance (Table 6).

Table 6 Lead-Zinc-Copper Resources of the Pucara Basin *					
Project	Tonnes (millions)	Zn (%)	Grade Pb (%)	Cu (%)	Ag (g/t)
Antamina	500	1		1.2	
Cerro de Pasco	100	8			
San Gregorio	70	7	2		
San Cristobal/Hauripampa	20	8	3		
San Vicente	20	10			
Atacocha/Milpo	20	6	3		150
Rauro	20	10	2	0.4	
Huanzalla	15	10	5		
Iscaycrutz	6	14			

* These mineral resource estimates are reported by Kvaerner and may not comply with the definition ascribed to the term by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves. The writer has not verified this information nor is this information indicative of economic mineralization in the Accha-Yanque Zinc Belt Project. It is presented only to indicate that the area is zinc-rich and does host deposits of economic interest.

MINERAL PROCESSING AND METALLURGICAL TESTING (ITEM 18)

In its Metallurgical Summary of the Accha Project (Titiminas), Pasminco (Freeman, 2000) reported on the results obtained from three test programs carried out by Lakefield Laboratories in both Chile and Canada, by Optimet labs, Adelaide, Australia and Metcon labs, Sydney, Australia. The same information was reviewed by a GTI – Matomo Joint Venture (GTI – MJV) (deWet and Lathwood, 2005).

Test work consisted of mineralogical studies on the Accha-Titiminas Area mineralization, sulphuric acid leaching (including zinc leach efficiency and acid consumption), treatment of silicate minerals, solvent extraction and electrowinning ("SX/EW"), flotation of zinc oxides, heap leaching and dense media separation ("DMS").

GTI-MJV considered the various options against the following criteria:

1. Is the technology proven at an industrial scale and in particular for similar zinc mineralization?

2. Is the technology proven through testwork elsewhere or for Accha?

3. Has the technology been proven to be technically applicable to Accha mineralization?

4. Has the technology been tested against the variability of the mineralization and what further work may be required.

5. What are the main concerns or potential flaws from a technical point of view?

From a purely technical point of view, GTI – MJV considered the most appropriate option to be the sulphuric acid/SX/EW route for the following reasons:

1. It is a proven technology at the Skorpion Zinc Project of Anglo American Corp. in Namibia;

2. The work done on the Accha-Titiminas Area indicated that the conditions required for leaching are quite usual for the classical electrolytic zinc silicate leaching route and also they are similar to those used for Skorpion; and

3. It is the least likely to be affected by the inter-grown nature of the zinc and gangue minerals as the grind size can be reduced without significantly impacting on downstream processing. This is one of the key issues still to be resolved for the flotation option and could impact significantly on overall recovery achievable.

GT1-MJV also indicate that a final decision on the preferred option can only be made after due consideration of the relevant economic factors and upfront beneficiation benefits through flotation and/or DMS. There are two main processing routes to be considered, namely direct leach/SX/EW and upfront beneficiation followed by leach/SX/EW.

The metallurgical test work to date indicates that the Accha-Titiminas mineralization can be treated with a proven technology, however, additional work will be required to determine the optimum approach. No test work has been done on the Yanque mineralization, which appears to be very similar to that at Titiminas.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES (ITEM 19)

Two historical resource estimates have been calculated for the Titiminas Area using differing assumptions, however, the Company is not treating the resource estimates as National Instrument 43-101 defined resources. These estimates were prepared by Kvaerner for Savage in 1999 (Goodman, et al, 1999) and in 2000 by Pasminco (Hudson, et al., 2000) using the AUSIMM guidelines for the estimation of resources under the JORC Code. These JORC mineral resource estimates have not been reconciled to the mineral resource categories of NI 43-101. The Company believes these historical mineral resource estimates may be relevant however has not done sufficient work to know if they can be relied upon. The Company is not treating these historical estimates as current mineral resources as defined in NI 43-101.

Titiminas contour data was created from a photo reconstitution at a scale of 1:2500 within the central area and 1:5000 outside the central area. All drill holes and trenches were located in the field by theodolite relative to five reference points related to the reconstituted data.

Sample data was obtained from Reverse Circulation (RC) drill cuttings and HQ, NQ and at times BQ diamond drill core. Recovery from the RC drilling was generally good although at times there was no recovery in wet and clay-rich oxidized zones. Recovery with HQ and NQ core was generally >95%, however, with BQ core the recovery was only >60%.

Savage completed a total of 800 metres of trenching and sampling in 7 trenches. Samples were continuous chip samples over the entire length of each trench. In general the trenches had a zinc grade that was 156% higher on average than the drill hole intersection samples. This is considered to be due to zinc enrichment close to the current surface.

Three pairs of RC/diamond drill holes were twinned for comparison purposes between RC and diamond drill holes. The zinc grade was generally higher in the RC holes (See Section 14, Data Verification).

No oxide zinc standards were available at the time of drilling so there may be some question as to the quality of the zinc analyses.

Kvaerner (for Savage) used a polygonal method on a length-weighted average of drill hole intersections to prepare its resource estimate. They also used a 2.5% Zn cut-off grade provided by Savage based on a natural break in the sample population on a cumulative frequency histogram. A bulk density of 3.5 tonnes per cubic metre was used by Kvaerner based on drill core measurements. Results from ten diamond drill holes, 21 RC drill holes and 7 trenches totaling 780 metres were used to prepare the resource estimate.

The Pasminco resource estimate was also done using a simple polygonal method and length-weighted averages of drill hole intersections. Sections at 50 metre spacings were given a 25 metre +/- burden and the bulk density was assumed to be 3.0 tonnes per cubic metre. Pasminco considered the 3.5 bulk density used by Kvaerner to be incorrect due to the low density nature of the oxidized mineralization. Pasminco used a 3.0% Zn cut-off grade based on probability plots and cumulative frequency histograms.

The two historical resource estimates (the Company does not consider to be National Instrument 43-101 compliant) as prepared by Kvaerner (for Savage) and Pasminco are presented in Table 7.

Table 7
Accha-Yanque Zinc Belt Project
Historical Resource Estimates – Titiminas Area

	Savage Estimate 1999				Pasminco Estimate 2000	
	Zn %	Tonnes		Zn %	Pb %	Tonnes
Indicated	8.9	7,056,070		8.9	1.0	3,762,174
Inferred	8.9	1,831,739		11.4	1.9	1,994,331

The Pasminco estimate represents a 35% loss from the Kvaerner estimate. This loss is attributable to 3 factors:

1. A more conservative interpretation of the continuity of mineralization;
2. The lower assumed bulk density (specific gravity) which contributes to a 14% reduction in tonnage; and
3. The higher cut-off grade used by Pasminco.

It is the writer's opinion that the Pasminco estimate is probably a better approximation as to the actual resource in the Titiminas Zone, however, until the questions of the continuity of mineralization and the true bulk density or specific gravity have been satisfactorily resolved, even the Pasminco estimate should be viewed with caution.

The writer prepared an inferred resource estimate for the Yanque mineralization based on the work by RTZ (Carman, 1996). Five holes, YAD001 to YAD004 inclusive and YAD006 were used in preparing the estimate (Figure 11). A cut-off grade of 3% Zn was used in the calculation with no consideration being given to the lead grade since it may not be recovered in a zinc leaching operation.

The inferred resource estimate was calculated using horizontal polygons since the mineralization is flat-lying to gently dipping and the drill holes are generally vertical (90°) with

2 holes at 65° and 70°. This provides intersections that are approximately true width. Where there was an adjacent hole the mineralization was projected half-way to the next hole if this was consistent with the geology. External to each hole, the projection was 50 metres. In the case of holes YAD001 and YAD006, the mineralization was only projected 100 metres east of YAD001 and 100 metres west of YAD006 (Figure 11).

To be consistent with the Titiminas Area resource estimates, a bulk density or specific gravity of 3.0 was used. However, as indicated previously a program of bulk density verification will be carried out by the Company to determine an appropriate bulk density factor to be used in the future.

The inferred mineral resource estimate using the above considerations and parameters is 6.6 million tonnes at an average grade of 5.3% Zn and 3.5% Pb. This mineralization is contained within a zone or zones that are flat-lying to gently dipping and occur within approximately 40 metres of surface.

Table 8
Accha – Yanque Zinc Belt Project
Inferred Resource Estimate – Yanque Area
Winter Estimate 2006

	Zn%	Pb%	Tonnes
Inferred	5.3%	3.5%	6,600,000

OTHER RELEVANT DATA AND INFORMATION (ITEM 20)

There is no additional relevant data or information.

INTERPRETATION AND CONCLUSIONS (ITEM 21)

The Accha-Yanque Zinc Belt is located in southern Peru in the southern part of the Pucara Basin which is recognized as a major zinc-rich metallogenic province hosting a number of economic mineral deposits. The Accha-Yanque Zinc Belt is comprised of a number of zinc oxide-type occurrences, showings and mineral deposits extending in a zone, peripheral to the northern, northeastern and northwestern edge of the Apurimac batholith of Oligocene – (Miocene) age.

In total, there are at least 17 recognized areas of zinc oxide-type mineralization with the two major areas being Titiminas on the northern end of the Apurimac batholith and Yanque about 30 kilometres to the southwest at the southwestern end of the Western Zinc Belt.

It is considered that mineralization occurs in breccias of probably both sedimentary and tectonic origin, that the mineralization is at least in part structurally controlled, that mineralization occurs mainly as oxides, carbonates and silicates and that there is a spatial relationship with granitoid intrusive rocks. The main host rocks are breccias in Ferrobamba limestones of Middle to Upper Cretaceous age. The origin of this type of mineralization is not well understood, however, this type of deposit is recognized on a worldwide basis with the Skorpion deposit in Namibia and the Vazante deposit in Brazil being two deposits of this type that are currently being exploited.

Metallurgical test work on mineralization from the Titiminas mineralization has indicated that the mineralization is amenable to treatment by currently available and proved technology.

Goodman et al, 1999, in the Kvaerner report for Savage indicated that due to the large widths of the mineralization in the Accha-Titiminas Area that the near surface part of the zone could be mined by open pit methods with a low stripping ratio. In addition, deeper extensions of the mineralization could be accessed underground through adits. The writer is in agreement with this approach and also suggests that if the mineralized zone at Yanque is economic then it too could be exploited by open pit mining methods.

It is considered that the Accha-Yanque Zinc Belt has the potential to host the tonnage required, probably in two or three deposits combined, for a viable mining/metallurgical operation in the area. It is considered that the objectives of continuing exploration programs should be twofold. The first main objective would be to further define the Titiminas and Yanque Areas so that confident resource estimates can be developed for both areas. The second main object would be to continue the regional exploration program so as to find new areas of mineralization and also to better define the numerous currently identified occurrences and showings.

RECOMMENDATIONS (ITEM 22)

The Accha-Yanque Zinc Belt Project is considered to be of merit with excellent development and exploration potential. To advance the Project, programs of geological mapping, sampling, geophysics and trenching followed by drilling will be required on currently recognized showings and occurrences. Regional prospecting will also be required throughout the Belt as a means of identifying new areas of mineralization. Detailed drilling and associated studies will be required in the Accha-Titiminas and Yanque Areas so that identified mineral resources can be confirmed and expanded. To meet these objectives, an exploration program and budget (Canadian funds) as presented in Table 9 is recommended for the Project.

TABLE 9
Zincore Metals Inc. – Accha-Yanque Zinc Belt Project
Recommended Program and Budget
Phase 1

1.	Regional Mapping, Prospecting		
	- Airphotos & base maps, modeling	$45,000	
	- Personnel	43,500	
	- Transportation	6,000	
	- Meals and Accommodation	6,000	
	- Analyses	10,000	
	- Travel, communications	11,000	$121,500
2.	Permitting and Land Maintenance	$ 50,000	$50,000

3.	Titiminas Area – drilling		
	- Resource expansion and definition drilling: 20,000 @ $150/m	$3,000,000	
	- Personnel	75,000	
	- Transportation	25,000	
	- Meals and Accommodation	25,000	
	- Analyses	30,000	
	- Reports, Supervision, etc.	45,000	$3,200,000
4.	Yanque Area – drilling		
	- Resource expansion / definition and exploration drilling: 20,000 m @ $150/m	$3,000,000	
	- Personnel	80,000	
	- Transportation	32,000	
	- Meals and Accommodation	30,000	
	- Analyses	38,000	
	- Reports, Supervision, etc.	50,000	$3,230,000
5.	Capayocc, Azulcancha, Puyani – drilling		
	- Exploration drilling: 6,000 m @ $150/m	$900,000	
	- Personnel	20,000	
	- Transportation	8,000	
	- Meals and Accommodation	12,000	
	- Analyses	15,000	
	- Reports, Supervision, etc.	25,000	$980,000
6.	Pre-feasibility Engineering and Testwork – Titiminas Zone		
	- Metallurgical testwork – base case	$200,000	
	- Metallurgical testwork – investigation of options	50,000	
	- Scoping studies	100,000	
	- Prime consultant	400,000	
	- Baseline and environmental work	100,000	
	- Consultants	50,000	
	- Management, supervision, etc.	100,000	$1,000,000
7.	Pre-feasibility Engineering and Testwork – Yanque Zone		
	- Metallurgical testwork – base case	$200,000	
	- Metallurgical testwork – investigation of options	50,000	
	- Scoping studies	100,000	
	- Prime consultant	400,000	
	- Baseline and environmental work	100,000	
	- Consultants	50,000	
	- Management, supervision, etc.	100,000	$1,000,000
8.	Combined Pre-Feasibility Study – Titiminas and Yanque		
	- Metallurgical testwork – base case	300,000	
	- Scoping studies	100,000	
	- Prime consultant	800,000	
	- Baseline and environmental work	200,000	
	- Specialist Consultants	150,000	
	- Management, supervision, expenses, etc.	400,000	$1,950,000
		Sub-Total	$11,360,000
		Contingency (~15%)	1,640,000
	Phase 1	**TOTAL**	**$13,000,000**

Phase 2

1.	Titiminas Area - drilling		
	- Definition drilling: 15,000 @ $150/m	$2,250,000	
	- Personnel	56,000	
	- Transportation	17,000	
	- Meals and Accommodation	17,000	
	- Analyses	25,000	
	- Reports, Supervision, etc.	35,000	
			$2,400,000
2.	Yanque Area - drilling		
	Definition drilling: 20,000 m @ $150/m	$2,250,000	
	- Personnel		
	- Transportation	60,000	
	- Meals and Accommodation	24,000	
	- Analyses	22,000	
	- Reports, Supervision, etc.	25,000	
		35,000	$2,416,000
3	Capayocc, Azulcancha, Puyani		
	- Exploration/definition drilling: 6000 m @ $150/m	$900,000	
	- Personnel	20,000	
	- Transportation	8,000	
	- Meals and Accommodation	12,000	
	- Analyses	15,000	
	- Reports, Supervision, etc.	25,000	$980,000
4.	Phase 2 bankable Study		
	- Metallurgical testwork – base case	300,000	
	- Pilot Plant – base case	2,000,000	
	- Prime consultant	2,000,000	
	- Baseline and environmental work	1,000,000	
	- Specialist Consultants	500,000	
	- Management, supervision, expenses, etc.	1,500,000	$7,300,000
5.	Bulk Sampling/Pilot Plant		
	- Ramp and 1000 tonne bulk sample - Titiminas	$2,000,000	
	- Ramp and 1000 tonne bulk sample - Yanque	2,000,000	
	- Pilot plant 1 tph for 3 months	1,500,000	
	- Prime contractor	1,300,000	
	- Prime consultant	1,000,000	
	- Specialist consultants	400,000	
	- Management, supervision, expenses, etc.	1,500,000	9,700,000
		Sub-Total	22,796,000
		Contingency (~15%)	3,419,000
	Phase 2	**TOTAL**	**$26,215,000**

The implementation of Phase 2 would be contingent on the results of the Phase 1 program.

REFERENCES (ITEM 23)

1. Boni, M., Gilg, H.A., Aversa, G., and Balassone, G., 2003
   The "Calamine" of Southwest Sardinia: Geology, Mineralogy and Stable Isotope Geochemistry of Supergene Zinc Mineralization. Bulletin of the Society of Economic Geologist (Volume 98 / Number 4, page 731).
2. Bradford, J.A., 2002
   Accha Property, Department of Cusco, Peru, Technical Report 43-101 for Southwestern Resources Corp. 19 p., 3 Tables, 13 Figures, 1 Appendix.
3. Carman, G.D., 1996
   Memoranda, maps, CD's re exploration program results, RTZ Mining and Exploration Limited, Sucursal del Peru, Yanque Zinc Project.
4. Carman, G.D., et al., Pasminco Limited, 1999
   Geologia y Progresso de la Exploracion del Yacimiento de Accha en el Departamento del Cusco, Peru, 6 p., 5 Figures.
5. Chávez, J., 2005
   Resultados Geológicos en las áreas de Azulcancha, Jormenta y Capayocc, Informe Interno. Minera del Suroeste S.A.C.
6. Chávez, J., 2004
   Exploraciones al Sureste y Suroeste de Accha. Informe Interno. Minera del Suroeste S.A.C.
7. Chávez, J., 2003
   Exploraciones al Noreste de Yanque-Puyani (Suroeste de Accha), Informe Interno. Minera del Suroeste S.A.C.
8. Goodman, R.H., Tilyard, P., and Stagg, R.N., 1999
   Kvaerner Metals, Accha Zinc Prospect, Peru, Technical Appraisal for Savage Resources Ltd.
9. Hitzman, M.W., Reynolds, N.A., Sangster, D.F., Allen, C.R., and Carman, C.E., 2003
   Classification, Genesis and Exploration Guides for Non-sulfide Zinc Deposits. Bulletin of the Society of Economic Geologists (Volume 98 / Number 4, page 685).
10. Hudson, M., Carman, G., Salinas, C., McInnes, D., 2000
    Accha Joint Venture, Geological Compilation, Resource Calculation and Report on Activities 1997-2000, Volumes 1-3, 5 Appendices. Pasminco Exploration.
11. Hudson, M., Carman, G., Salinas, C., McInnes, D., 2000
    Accha Joint Venture Information Memorandum, Metallurgical Testwork Review, Pasminco Exploration.
12. Hudson, M., Carman, G., Salinas, C., McInnes, D., 2000
    Geological Compilation, Resource Calculation and Report on Activities. Pasminco Exploration.
13. Lathwood, A., 2005
    Accha Metallurgical Review GTI-Matomo JV, Southwestern Resources Corp., Job No. 1565-001, Document Ref: Accha Report Rev. 02. Matomo Projects (PTY) Ltd.
14. Noble, D.C., McKee, E.H., Eyzaguirre, V.R., and Marocco, R., 1984
    Age and Regional Tectonic and Metallogenetic Implications of Igneous Activity and Mineralization in the Andahuaylas – Yauri Belt of Southern Peru: Economic Geology, v. 79, p. 172-176.
15. Paterson, J., 2004
    Overview of the Accha-Yanque Zinc Belt, Southern Peru, Southwestern Resources Corp., internal document, 6 p., 1 Figure, 10 photos.
16. Rosas, S.A., Montoya R.M., and Chavez, P., Erick, 1997
    Proyecto Accha, Informe Annual de Exploracion 1996 for Cominco (Peru) SRL, 28 p., 20 Tables, 28 Figures, 13 Appendices, 31 photos, 17 maps and sections.

17. Soares Monteiro, L., Bettencourt, J.S., Juliani, C., de Oliveira, T.F., 2005
The Vazante Non-sulfide zinc deposit, M.G., Brazil: stable isotope geochemistry and regional evolution of the hydrothermal system. Workshop Non-sulfide Zn-Pb Deposits-Iglesias 21-23 Abril.
18. Winter, L.D.S., 1996
Joint Venture Field Visit to Accha Property, unpublished report for Southwestern Gold Corp.
19. Winter, L.D.S., Cannuli, M., Bradford, J.A., 1995
Accha Property, Summary Report for Southwestern Gold Corp., 4 p., 1 Figure, 2 Appendices.

DATE (ITEM 24)

Dated this 31st Day of August, 2006.

ADDITIONAL INFORMATION (ITEM 25)

Not applicable.

ILLUSTRATIONS (ITEM 26)

CERTIFICATE OF AUTHOR

L.D.S. Winter
1849 Oriole Drive, Sudbury, ON P3E 2W5
(705) 524-4106
(705) 524-6368 (fax)
email: winbourne@bellnet.ca

I, Lionel Donald Stewart Winter, P. Geo. do hereby certify that:

1. I am currently an independent consulting geologist.
2. I graduated with a degree in Mining Engineering (B.A.Sc.) from the University of Toronto in 1957. In addition, I have obtained a Master of Science (Applied) (M.Sc. App.) from McGill University, Montreal, QC.
3. I am a Life Member of the Canadian Institute of Mining, a Member of the Prospectors and Developers Association of Canada, a Fellow of the Geological Association of Canada, a Registered Geoscientist in Ontario and a Registered Geoscientist in British Columbia (P.Geo.).
4. I have worked as a geologist for a total of 47 years since my graduation from university.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I am the author responsible for the preparation of the technical report titled "Technical Report for Zincore Metals Inc. on the Accha Zinc Belt Project, Department of Cusco, Peru" and dated August 31, 2006 (the "Technical Report"). I visited the Accha-Titiminas Area on December 15, 2005, and the Yanque Area on May 21, 2006.
7. I have had prior involvement with the Property because I am currently the Qualified Person (QP) for the Accha-Yanque Zinc Belt Project.
8. As of the date of this Certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.
9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.
10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 31st Day of August, 2006

"L.D.S. Winter"
Signature of QP

L.D.S. Winter
Print name of QP

CERTIFICATE OF QUALIFIED PERSON

PRS ASSOCIATES
Paul Schmidt, Principal
1213 Argreen Rd
Mississauga, ON
L5G 3J2
tel (416) 617-8731
email: paulschmidt@sympatico.ca

I, Paul R. Schmidt, PE do hereby certify that:

1. I am currently an independent Professional Engineer in the province of Ontario under License # 41010018.
2. I graduated with a Bachelor of Science degree (B.Sc.) from Concordia University in Montreal in 1967. In addition, I was admitted to the to the Professional Engineers, Ontario in 1975.
3. I have worked in the mining industry for a total of 43 years in various capacities on minerals processing technology and plant operations and construction, specializing in project management of mining projects feasibility studies for the last 25 years.
4. Since 1992, I have provided independent consulting services under the name of 'PRS Associates' of which I am the principal and sole proprietor (Ontario MBL Reg #120207436) on feasibility studies to the mining industry.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I have contributed to the preparation of the technical report titled "Technical Report for Zincore Metals Inc. on the Accha-Yanque Zinc Belt Project, Department of Cusco, Peru" and dated August 31, 2006 (the "Technical Report") in the areas of scope and budget planning for the feasibility studies. I visited the Property on September 19, 2005.
7. I have had prior involvement with the Property as Study Manager on behalf of Southwestern Resources Corp. ("Southwestern") to initiate the pre-feasibility studies in 2005.
8. I have read National Instrument 43-101 and Form 43-101F1, and the portion of this Technical Report to which I have contributed has been prepared in compliance with that instrument and form.
9. As of the date of this Certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.
10. Currently, and since January 2005, I am under an exclusive consulting agreement to Southwestern, at present the parent company of the issuer, and therefore I am not independent of the issuer applying the test in section 1.4 of National Instrument 43-101.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 31st Day of August, 2006

Signature of QP

P.R. Schmidt

LICENSED PROFESSIONAL ENGINEER
P.R. SCHMIDT
41010018
PROVINCE OF ONTARIO



Lima
75°
70°
Accha - Yanque
Zinc Belt
Minascassa
Sayan
Cuzco
Yanque
Accha
Atenas
Gorrion
Nazca
15°
15°
Lake
Titicaca
Puno
Arequipa
Legend:
Tertiary Volcanics
Southwestern Resources Corp. Property
Zincore Metals Inc. Property
0
100
200
400
kilometres

Figure 1

Accha - Yanque Zinc Belt Project

Peru

Location Map

August 2006



ZONA 19
ZONA 18
820,000 E
ANACONDA
28-R
29-R
S
S
8,450,000 N
8,440,000 N
8,430,000 N
810,000 E
180,000 E
190,000 E
200,000 E
Larisa 1
Larisa 2
Larisa 3
Larisa 4
Larisa 5
ACCHA-3
ACCHA-4
ACCHA-5
Saba 1
Saba 2
Saba 3
Saba 4
Saba 5
Saba 6
Saba 7
Saba 8
Saba 9
Nadia 1
Nadia 2
Nadia 3
Nadia 4
DOLORES 1
DOLORES 3
YNES
DEYNA
CALIA
GAVIOTA 1
ALCATRAZ 1
ALCATRAZ 2
BHP BILLITO
BARRICK
F PANTOJA
M. SALDAÑA
M. SALAVERRY
MICOSA
RT2
ATENAS 1
GORRION 1
Accha - Yanque Zinc Belt Project
Zincore Metals Inc.
Zincore Newly acquired concessions, August 2006
SCALE:
0 1 2 3 4 5Km.
MAP: CUSCO-LIVITACA
SANTO TOMAS
SHEET: 28-S,29-R,29-S
DATE: JUNE, 2006 Rev. AUGUST, 2006

Figure: 2


ACOMAYO
8460000 mN
8420000 mN
8440000 mN
160000 mE
170000 mE
210000 mE
AZULCANCHA
SAYACC-UCHUY
Tocco
Yurac Area
PUYANI
Churire Area
Nadia 4
Minashuayco Area
Checcapocara

Accha - Yanque Zinc Belt Project

Peru

Compilation Map

Claims and Mineral Showings

TM Image 742RGB

Datum-Psad56, Utm Zone 19

0 1 2 4 6 8 10 km

SCALE 1:100,000

DATE: August, 2006

BY: rwr

FILE No.

MAP No.

Figure 3


TO CUZCO
TO PARURO-CUZCO
ACCHA
Supergene Nonsulfide Zinc Deposit
replacement type
WEST BELT
Gossan Nonsulfide Zinc
ocurrences replacement type
SOUTHEAST BELT
Gossan Nonsulfide Zinc
ocurrences replacement type
Santo tomas river
Velille river
Apurimac river
TAMBOBAMBA
SANTO TOMAS
LIVITACA
ACCHA
DEYNA
YNES
MELISSA
GRETA 1
GAVIOTA 1
GAIA
URPI 2
URPI 1
CAPAYOCC AREA
SOUTH SAYACC-UCHUY
TABLA AREA
EL SUSTO 1
ALCATRAZ
ALCATRAZ 3
YURAC AREA
OSCOLLO AREA
PUYANI
CHURRE AREA
MINASCCASA AREA
DOLORES 1
DOLORES 2
DOLORES 3
Nadia 4
YANQUE
QUERAYOCC
MINASHUAYCCO AREA
ATENAS PROPERTY
GORRION PROPERTY
MINASHUAYCCO AREA
Huinihuini
Huinicassa Fe-Cu
Virune
MILLOHUAYCO Cu-Au-Fe
ZONE 18
ZONE 19
P-gd/to
P-pu
Km-fe
Ki-ma

EXPLANATION

Pliocene?

Quartz feldspar porphyry (small stock, dykes)

Miocene

P-gd/to — Apurimac Batholith; Granodiorite, diorite

Oligocene

P-pu — Puno Group; Conglomerates, arkosic sediments, minor tuff

Middle Cretaceous

Km-fe — Ferrobamba Formation; Limestone

Lower Cretaceous, Neocomian-Aptian

Ki-ma — Mara Formation; Shales, quartzite

PROSPECT

▲ Gossan Nonsulfide Zinc Occurrences (replacement type)

Zincore Concessions

0 2 4 6 8 10Km.

SCALE 1:100,000

Figure 4

MINERA DEL SUROESTE S.A.C.

Accha - Yanque Zinc Belt Project

Location of Gossan Nonsulfide Zn Occurrences Southwest and Southeast of Accha

DATE: August, 2006 | SCALE: 1:100,000


72°
TITIMINAS WEST
Santo Tomas River
14°
Accha
ACCHA DEPOSIT
Velille River
CAPAYOCC
TOCCO TOCCO
AZULCANCHA
SAYACC-UCHUY
SUSTO
COLLPA
YURAC
OSCOLLO
PUYANI
SULLCA
CHURIRE
MINASCCASA
YANQUE DEPOSIT
Zincore exploration concession
Quartz feldspar porphyry
Apurimac batholith
Puno Group; sediments
Ferrobamba Formation; limestone
Mara Formation; sediments
Zinc prospect
Zinc deposit
0
5
10
kilometres

WESTERN ZINC BELT

ACCHA-YANQUE ZINC BELT PROJECT

FIGURE 5

August 31, 2006

Source: Southwestern Resources Corp. 2006


Quaternary
Puno Group
Diorite
Upper Limestone
(laminated-chertic)
Lower Limestone
(massive micritic + laminated)
Quartzite
Zinc mineralisation
Fault
190000 mE
N
0
2.5
kilometres
RIO VELILLE
Titiminas North
Titiminas West
Titiminas Zone
Camp Zone
Titiminas SW
Accha 3
Accha 4
Accha 5
8454000 mN
Limit of Mapped Area
(After Pasminco 2000)

Figure 6

Accha - Yanque Zinc Belt Project
Titiminas Area Geology

August 2006


ACCHA DEPOSIT LOOKING NORTH
Existing drill holes
Planned Phase 1 holes
Pasminco historical resource
Extensions of mineralization
Possible extensions of mineralization
N
ACCHA DEPOSIT MODEL
ACCHA-YANQUE ZINC BELT PROJECT
FIGURE 7
Authors: HM, SW
August 31, 2006

Figure 8

Accha - Yanque Zinc Belt Project

Stratigraphic Column

Group	Formation	Stratigraphy	Thickness	Description
		Quaternary Cover	5 - 20m	Recent Soils and Glacial Tills
Puno Group			+ 1.5 km	Flysch Conglomerate and Red Bed Sequence
	Ferrobamba Formation	Upper Unit	100m	Silty (Marly) Limestones
		Laminated Cherty Limestone	200m	Nodular Cherty Laminated Micritic Limestones
		Massive Limestone	100m	Fine Grained Massive Micritic limestone
		Transitional Sequence	70 -100 m	Calcitic Crackle Brecciated Limestone
		Laminated Sequence	50 - 100 m	Hydraulic Breccias, Laminated and Foliated Bituminous Limestones + Mineralisation
		Footwall Limestone	100 m	Fine Grained Micritic Limestone
	Mara Formation		50 m	Red Bed Shales
Yura Group	Soraya Formation		+/- 8km	Quartzites and Shales

After Pasminco 2000

Date: August 2006



8454300 mN
185800 mE
Fault
SA_12
4150
Syncline
4200
SA_13
SAC_19
SA_10
SA_14
T_01
SAC_16
SAC 01
SAC_04
SAC_06
PA_27
SAC_15
A_04
SAC_22
T_04
A_02
T_03
SAC_02
A_01
SAC_14
T_06
T_07
SA_15
Anticline
SA_07
PA_25
PA_26
A_03
SA_09
SAC_08
SAC_09
SAC_11
4300
900 E
Fault
SAC_03
SAC_05
PA_29
0
100
200
metres
Inset Location Map
Map Area
Titiminas West
8454000 mN
Titiminas Zone
Camp Zone
Titiminas SW
Accha 3
Accha 4
Accha 5
190000 mE
SAC_02
Drillhole
Mineralized intercept
T_01
Trench
Mineralized intercept
Legend:
Overburden
Gossan (Zinc)
Ferrobamba limestone
Marl key beds
Massive limestone
Laminar limestone
Lower cherty-massive limestone

Figure 9

Accha-Yanque Zinc Belt Project

Titiminas Area Geology
Trench and Drill Hole Locations

August 2006


SOUTH
4400 mN
8453800 mE
8454000 mE
8454200 mE
8454400 mE
NORTH
4400 mN
8454600 mE
LOOKING WEST
Cherty Limestone
Mineralisation
4200 mN
4200 mN
Massive
Limestone
Crackle
Breccia
Middle Th
Main Thrust
Massive
Limestone
4000 mN
4000 mN
Metres
0
100
Clay Matrix Br
(After Pasminco 2000)

Figure 10
Accha - Yanque Zinc Belt Project
Titiminas Main Zone
Section 186900 mE
August 2006



815000 mE
816000 mE
Jaguar 1
Jaguar 2
Area of Influence for Resource Calculation
8431000 mN
8430000 mN
A
A
1
2
3
4
5
6
7
8
9
10
55
70
45
48
48
45
Anomalous Zinc in Rocks (>200 ppm Zinc)
8 RTZ drill hole YAD-001 to -010
Inset Map
Yanque Concessions
Jaguar 1
Jaguar 2
Area of Map
Anomalous Zn in Rocks
Legend:
Diorite
Ferrobamba Formation
Limestone - Mineralized Zn-Pb Mantos
Limestone
Soraya Formation
Quartzite, sandstone, shale
70 Fault and Dip
45 Bedding Strike and Dip
Accha - Yanque Zinc Belt Project
Yanque Area Geology
After RTZ/Carman 1996
0 50 100 200 300 400 500
SCALE 1:10,000
DATE: August 2006
BY: S. Winter/rwr
File: YanqueAreaGeol_Fig10
Figure No. 11


RTZ 1996 Drill Holes
Elevation (metres)
3600
3500
3400
3300
YAD-002
21.4m @ 5.8% Zn, 1.1 %Pb
19.0m @0.5% Zn, 6.7% Pb
YAD-003
23.5m @4.3% Zn, 1.2% PB
Fault
YAD-007
14m @ 3.5% Zn, 6.2% Pb
Possible facies change
Legend:
Diorite
Ferrobamba Formation
Limestone - Mineralized Zn-Pb Mantos
Limestone breccias with Manganese and Barite
Limestone
Soraya Formation
Quartzite, sandstone, shale
See Figure 11 for location of section.
Accha - Yanque Zinc Belt Project
Yanque East-West Section A-A
Looking North
After RTZ/Carman 1996
0 25 50 100 150 200 250 metres
SCALE 1:5,000
DATE: August 2006
BY: S. Winter/rwr
File: YanqueEastWest_SectAA_Fig12
Figure No. 12

END